

05064813

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/15/05	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: The NASDAQ Stock Market LLC (by its proposed sole member, The Nasdaq Stock Market, Inc.)
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Liberty Plaza
   New York, NY 10006

3. Provide the applicant's mailing address (if different):
   9600 Blackwell Road
   Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   (301) 978-8400 (Telephone) (301) 978-8472 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Edward S. Knight (Name) Executive Vice President and GC (Title) (301) 978-8480 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   9600 Blackwell Road
   Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): To be formed (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/15/05 (MM/DD/YY) — The NASDAQ Stock Market LLC (Name of applicant)

By: [signature] (Signature) — Edward S. Knight, EVP & GC of The Nasdaq Stock Market, Inc. and proposed EVP, GC and CRO of The NASDAQ Stock Market LLC (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month) ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Colleen M. Steele
NOTARY PUBLIC
Montgomery County, Maryland
My Commission Expires 1/29/08

Subscribed and sworn to before me, in my presence, this 15 day of August 2005, a Notary Public in and for the State of Maryland

[signature] Notary Public

My commission expires ______ 19__

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member, participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users. Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

EXHIBITS

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, *Registered Competitive Trader and Registered Competitive Market Maker) and state the number of* members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.


NASDAQ®

Form 1

Amendment Number 4

August 15, 2005

Volume 1 of 7:
Exhibits A and B

EDWARD KNIGHT
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL



THE NASDAQ STOCK MARKET
9513 KEY WEST AVENUE
ROCKVILLE, MARYLAND 20850
P 301.978.8480 F 301.978.8471
edward.knight@nasdaq.com



August 15, 2005

Robert L.D. Colby
Acting Director
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-9303

Re: Amendment Number 4 to Form 1

Dear Mr. Colby:

On November 9, 2000 and March 15, 2001, The Nasdaq Stock Market, Inc. ("Nasdaq") filed an Application on Form 1 to register as a national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934 (as amended, the "Act"). Today, we are filing Amendment Number 4 to that Application, which supersedes and replaces the original Application and intervening amendments.

As you know, the amendment reflects several modifications from the original Application. First, Nasdaq is proposing to create a new limited liability company, The NASDAQ Stock Market LLC ("NASDAQ LLC"), that would operate as the national securities exchange, while Nasdaq would become a holding company. The proposed governance structure for NASDAQ LLC, and proposed changes to the governance of Nasdaq, are both reflected in the amendment. In addition, as provided in the rules for the operation of NASDAQ LLC, transactions through the facilities of NASDAQ LLC would be conducted in accordance with principles of price-time priority.

The amendment also reflects Securities Exchange Act Release No. 52049 (July 15, 2005), 70 FR 42398 (July 22, 2005) (SR-NASD-2005-087), in which the National Association of Securities Dealers, Inc. ("NASD") proposed the creation of The Trade Reporting Facility LLC, a limited liability company to be operated for the purpose of trading otherwise than on an exchange of Nasdaq-listed and certain other exchange-listed securities. We note that SR-NASD-2005-087 was published for comment on July 22, 2005, and that accordingly, the comment period for that proposal has elapsed.

In conjunction with the creation of NASDAQ LLC and The Trade Reporting Facility LLC, Nasdaq would transfer all or substantially all of its assets and liabilities to its subsidiaries, in exchange for a 100% economic interest in those subsidiaries. The consolidated capitalization, assets and liabilities of Nasdaq following the proposed restructuring would be the same as immediately prior to the restructuring. The capital structure of Nasdaq will not be affected by the restructuring.

On behalf of Nasdaq, I want to thank you and your staff for the assistance you have provided during the exchange registration process. Particular thanks are due to Elizabeth King, Kelly Riley, Geoff Pemble, Susie Cho, Mia Zur, Terri Evans, Rebekah Liu, and Ted Vinuti. My staff and I are always available to discuss the application, and we look forward to prompt Commission action.

Sincerely,



cc: Robert Greifeld

Exhibit A **A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.**

Attached please find the requested information under the following tabs:

Tab 1: Certificate of Formation and Limited Liability Company Agreement of The NASDAQ Stock Market LLC
Tab 2: By-Laws of The NASDAQ Stock Market LLC
Tab 3: Rule 0100 Series
Tab 4: Rule 1000 Series
Tab 5: Rule 2000 Series
Tab 6: Rule 3000 Series
Tab 7: Rule 4000 Series
Tab 8: Rule 5000 Series
Tab 9: Rule 6000 Series
Tab 10: Rule 7000 Series
Tab 11: Rule 8000 Series
Tab 12: Rule 9000 Series
Tab 13: Rule 10000 Series
Tab 14: Rule 11000 Series

Tab 1: Certificate of Formation and Limited Liability Company Agmt.

CERTIFICATE OF FORMATION

OF

THE NASDAQ STOCK MARKET LLC

This Certificate of Formation of The NASDAQ Stock Market LLC (the "Company"), dated as __________, 2005, is being duly executed and filed by ____________, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is The NASDAQ Stock Market LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

____
NAME:
Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT
OF
THE NASDAQ STOCK MARKET LLC

This Limited Liability Company Agreement (together with the exhibit and schedules attached hereto, this "Agreement") of The NASDAQ Stock Market LLC (the "Company") is entered into by The Nasdaq Stock Market, Inc. ("Holding Company"). Capitalized terms used and not otherwise defined herein have the meanings set forth on Schedule A hereto.

WHEREAS, Holding Company desires to form a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq., as amended from time to time (the "LLC Act"), by filing a Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware and entering into this Agreement.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Section 1. Name.

The name of the limited liability company formed hereby is The NASDAQ Stock Market LLC.

Section 2. Principal Business Office.

The principal business office of the Company shall be located at One Liberty Plaza, New York, New York 10006 or such other location as may hereafter be determined by the Board of Directors.

Section 3. Registered Office.

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 4. Registered Agent.

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 5. Member.

The mailing address of the Member is set forth on Schedule B attached hereto. The Member was admitted to the Company as a member of the Company upon its execution of a counterpart signature page to this Agreement.

Section 6. Certificates.

____________________, as an "authorized person" within the meaning of the LLC Act, has executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Delaware (such filing being hereby approved and ratified in all respects). Upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware, his powers as an "authorized person" ceased, and the Member, each Director and each Officer thereupon became the designated "authorized person" and shall continue as the designated "authorized person" within the meaning of the LLC Act. The Member, any Director or any Officer, as an authorized person within the meaning of the LLC Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the LLC Act to be filed with the Secretary of State of the State of Delaware. The Member, any Director or any Officer shall execute, deliver and file, or cause the execution, delivery and filing of, any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any other jurisdiction in which the Company may wish to conduct business.

The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the LLC Act. Upon the cancellation of the Certificate of Formation in accordance with the LLC Act, this Agreement and the Company shall terminate.

Section 7. Purposes.

The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the LLC Act and engaging in any and all activities necessary or incidental to the foregoing. Without limiting the generality of the foregoing, the nature of the business or purposes to be conducted and promoted shall include (i) supporting the operation, regulation, and surveillance of the national securities exchange operated by the Company, (ii) preventing fraudulent and manipulative acts and practices, promoting just and equitable principles of trade, fostering cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities, removing impediments to and perfecting the mechanisms of a free and open market and a national market system, and, in general, protecting investors and the public interest, (iii) supporting the various elements of the national market system pursuant to Section 11A of the Exchange Act and the rules thereunder, (iv) fulfilling the Company's self-regulatory responsibilities as set forth in the Exchange Act, and (v) supporting such other initiatives as the Board may deem appropriate.

Section 8. Powers.

The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. Management.

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. The Member may determine at any time in its sole and absolute discretion the number of Directors to constitute the Board. The authorized number of Directors may be increased or decreased by the Member at any time in its sole and absolute discretion, upon notice to all Directors, but no decrease in the number of Directors shall shorten the term of any incumbent Member Representative Director. The initial number of Directors shall be seventeen. Twenty percent (20%) of the Directors shall be Member Representative Directors. All Directors other than the Member Representative Directors shall be elected by the Member in the manner described in the By-Laws. Each Director elected, designated or appointed by the Member shall hold office until a successor is elected and qualified or until such Director's earlier death, resignation, expulsion or removal. Except for the initial Member Representative Directors appointed pursuant to this Agreement, the Member Representative Directors shall be elected in accordance with the By-Laws. Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this Agreement and the By-Laws. A Director need not be a member of the Company. The initial Directors designated by the Member and the initial Member Representative Directors are listed on Schedule C hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company. To the fullest extent permitted by applicable law, the By-Laws, and this Agreement, the Board may delegate any of its powers to a committee appointed pursuant to Section 9(g) or to any officer, employee or agent of the Company.

(c) By-Laws. The Company, the Member and the Board of Directors hereby adopt the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this Agreement (the "By-Laws"). The Board, each Officer and the Member shall be subject to the express provisions of this Agreement and of the By-Laws. In case of any conflict between the provisions of this Agreement and any provisions of the By-Laws, the provisions of this Agreement shall control.

(d) Meeting of the Board of Directors. The Board of Directors of the Company may hold meetings, both regular and special, within or outside the State of Delaware. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board. Special meetings of the Board may be called by the Chair of the Board, the Chief Executive Officer, or the President on not less than one day's notice to each Director by telephone, facsimile, mail, telegram or any other means of communication, and special meetings shall be called by the Chair of the Board, the Chief Executive Officer, the President or Secretary in like manner and with like notice upon the written request of at least one-third of the Directors.

(e) Quorum; LLC Acts of the Board. At all meetings of the Board, a majority of the Directors shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement, the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Any action required or permitted to be taken at a meeting of the Board or any committee thereof may be taken without a meeting and without prior notice if written consents (including consents transmitted by electronic transmission), setting forth the action so taken, are executed by all members of the Board or committee, as the case may be.

(f) Electronic Communications. Members of the Board, or any committee designated by the Board, may participate in meetings of the Board, or any committee, by means of telephone conference or other communications equipment that allows all Persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting. If all the participants are participating by telephone conference or other communications equipment, the meeting shall be deemed to be held at the principal place of business of the Company.

(g) Committees.

(i) The Board may designate one or more committees, each committee to consist of one or more of the Directors or other Persons. The By-Laws may establish the initial committees, which may be altered, eliminated or restructured by an amendment to the By-Laws. The Board may designate one or more Directors or other Persons as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

(ii) Except as otherwise provided by the By-Laws, members of a committee shall hold office for such period as may be fixed by a resolution adopted by the Board. Any member of a committee may be removed from such committee only by the Board. Vacancies in the membership of any committee shall be filled by the Board.

(iii) Each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

(iv) Unless otherwise required by the By-Laws, a majority of a committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at a meeting at which a quorum is present shall be an act of such committee.

(v) To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. In the absence or disqualification of a member of a committee composed solely of Directors, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

(h) Compensation of Directors; Expenses. The Board shall have the authority to fix the compensation of Directors. The Directors may be paid their expenses, if any, of attendance at meetings of the Board and may be paid a fixed sum for attendance at each meeting of the Board, a stated salary as Director or other remuneration. No such payment shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

(i) Removal and Resignation of Directors. Unless otherwise restricted by law, any Director may be removed or expelled for cause by the Member, and may be removed by the Board of Directors in the manner provided by the By-Laws. Any vacancy caused by any such removal or expulsion may be filled in the manner provided in the By-Laws. Any Director may resign at any time either upon notice of resignation to the Chair of the Board, the Chief Executive Officer, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(j) Directors as Agents. To the extent of their powers set forth in this Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this Agreement or in a resolution of the Directors, a Director may not bind the Company.

Section 10. Officers.

(a) Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation,

President, Vice President, Secretary and Treasurer) to any such person. The initial Officers shall be appointed by the Member. The additional or successor Officers shall be chosen by the Board. Any number of offices may be held by the same person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the Board. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board. The initial Officers of the Company designated by the Member are listed on Schedule D hereto.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Limited Liability.

Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and neither the Member nor any Director shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Director of the Company.

Section 12. Capital Contributions.

The Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 13. Additional Contributions.

The Member is not required to make any additional capital contribution to the Company. However, the Member may make additional capital contributions to the Company at any time upon the consent of such Member. To the extent that the Member makes an additional capital contribution to the Company, the Member shall revise the books and records of the Company. The provisions of this Agreement, including this Section 13, are intended to benefit the Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement), and the Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement.

Section 14. Allocation of Profits and Losses.

The Company's profits and losses shall be allocated to the Member.

Section 15. Distributions.

Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this Agreement, (i) the Company shall not be required to make a distribution to the Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the Member using Regulatory Funds.

Section 16. Books and Records.

The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books of the Company shall at all times be maintained by the Board. The Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the Member any information that the Board would otherwise be permitted to keep confidential from the Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

Section 17. Reports.

The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants, if any, to prepare and transmit to the Member as promptly as possible any such tax information as may be reasonably necessary to enable the Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 18. Other Business.

Unless otherwise restricted by law, the Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 19. Exculpation and Indemnification.

(a) Neither the Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or Affiliate of the Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 19 by the Company shall be provided out of and to the extent of Company assets only, and the Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 19.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person who is bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 19 shall survive any termination of this Agreement.

Section 20. Assignments.

The Member may not transfer or assign in whole or in part its limited liability company interest in the Company, except to an Affiliate of such Member.

Section 21. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the Member and a majority of the whole Board, (ii) the termination of the legal existence of the Member or the occurrence of any other event that terminates the continued membership of the Member in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this Agreement, the Bankruptcy of the Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Member in the manner provided for in this Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 22. Benefits of Agreement; No Third-Party Rights.

None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the Member. Nothing in this Agreement shall be deemed to create any right in any Person (other than Covered Persons and, to the extent provided in Article II of the By-Laws, Nasdaq Members) not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and, to the extent provided in Article II of the By-Laws, Nasdaq Members).

Section 23. Severability of Provisions.

Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

Section 24. Entire Agreement.

This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 25. Binding Agreement.

Notwithstanding any other provision of this Agreement, the Member agrees that this Agreement constitutes a legal, valid and binding agreement of the Member and is enforceable against the Member, in accordance with its terms.

Section 26. Governing Law.

This Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 27. Amendments.

This Agreement may be modified, altered, supplemented or amended pursuant to a written agreement executed and delivered by the Member.

Section 28. Notices.

Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 2, (ii) in the case of the Member, to the Member at its address as listed on Schedule B attached hereto and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the ____ day of __________, 2005.

MEMBER:

THE NASDAQ STOCK MARKET, INC.

By: ______________________________

Name:
Title:

SCHEDULE A

Definitions

A. Definitions

When used in this Agreement, the following terms not otherwise defined herein have the following meanings:

"LLC Act" has the meaning set forth in the preamble to this Agreement.

"Affiliate" has the meaning ascribed to that term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement.

"Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9.

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on ____________________ __, 2005, as amended or amended and restated from time to time.

"Company" means The NASDAQ Stock Market LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 19.

"Directors" means the Persons elected/appointed to the Board of Directors from time to time in accordance with this Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Member" means The Nasdaq Stock Market, Inc., as the sole member of the Company.

"Member Representative Director" means a Director who has been elected or appointed in accordance with the procedures established by Article II of the By-Laws.

"Nasdaq Member" means any registered broker or dealer authorized to transact, and whose primary business consists in the conduct of, an investment banking or securities business under the laws of the United States, that has been admitted to membership in the national securities exchange operated by the Company. A Nasdaq Member is not a member of the Company by reason of being a Nasdaq Member.

"Officer" means an officer of the Company described in Section 10.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this Agreement.

SCHEDULE B

Member

Name	Mailing Address	Limited Liability Company Interest
The Nasdaq Stock Market, Inc.	One Liberty Plaza New York, New York 10006	100%

SCHEDULE C

INITIAL DIRECTORS (Excluding Member Representative Directors)

INITIAL MEMBER REPRESENTATIVE DIRECTORS

SCHEDULE D

INITIAL OFFICERS	TITLE

BY-LAWS OF THE NASDAQ STOCK MARKET LLC

These By-Laws have been established as the By-laws of The NASDAQ Stock Market LLC, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company, dated as of _______ __, 2005 (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the LLC Agreement.

Article I DEFINITIONS

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) "affiliate" has the meaning ascribed to that term in Rule 12b-2 of the General Rules and Regulations under the Act, as in effect on the date of the LLC Agreement.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company Member" means the means The Nasdaq Stock Market, Inc., as the sole member of the Company.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the Persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws, in their capacity as managers of the Company.

(j) "Election Date" means a date selected by the Board for the election of Member Representative Directors.

(k) "Executive Representative" shall have the same meaning as in the Nasdaq Rules.

(l) "Industry Director" means a Director (excluding any two officers of the Company, selected at the sole discretion of the Board, amongst those officers who may be serving as Directors (the "Staff Directors")), who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or to the NASD (or any predecessor) or has had any such relationship or provided any such services at any time within the prior three years.

(m) "Industry member" means a Nasdaq Listing and Hearing Review Council member, Nasdaq Review Council member, or member of any other committee appointed by the Board who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or to the NASD (or any predecessor) or has had any such relationship or provided any such services at any time within the prior three years.

(n) "investment banking or securities business" means the business, carried on by a broker or dealer, of underwriting or distributing issues of securities, or of purchasing securities and offering the same for sale as a dealer, or of purchasing and selling securities upon the order and for the account of others.

(o) "List of Candidates" means the list of candidates for Member Representative Director positions to be elected by Nasdaq Members on an Election Date.

(p) "Member Nominating Committee" means the Member Nominating Committee appointed pursuant to these By-Laws.

(q) "Member Representative Director" means a Director who has been elected or appointed after having been nominated by the Member Nominating Committee or by a Nasdaq Member pursuant to these By-Laws. A Member Representative Director may, but is not required to be, an officer, director, employee, or agent of a Nasdaq Member.

(r) "Member Representative member" means a Nasdaq Listing and Hearing Review Council member, Nasdaq Review Council member, or member of any other [illegible]e appointed by the Board who has been elected or appointed after having been nom[illegible]ed by the Member Nominating Committee pursuant to these By-Laws.

(s) "NASD" means the National Association of Securities Dealers, Inc. and its

(t) "Nasdaq Member" means any registered broker or dealer authorized to transact, and whose primary business consists in the conduct of, an investment banking or securities business under the laws of the United States, that has been admitted to membership in the national securities exchange operated by the Company. A Nasdaq Member is not a member of the Company by reason of being a Nasdaq Member.

(u) "Nominating Committee" means the Nominating Committee of the Board appointed pursuant to these By-Laws.

(v) "Non-Industry Director" means a Director (excluding Staff Directors) who is (i) a Public Director; (ii) an officer or employee of an issuer of securities listed on the national securities exchange operated by the Company; or (iii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a Nasdaq Listing and Hearing Review Council member, Nasdaq Review Council member, or member of any other committee appointed by the Board who is (i) a Public member; (ii) an officer or employee of an issuer of securities listed on the national securities exchange operated by the Company; or (iii) any other individual who would not be an Industry member.

(x) "person associated with a Nasdaq Member" or "associated person of a Nasdaq Member" means any partner, officer, director, or branch manager of a Nasdaq member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Nasdaq member, or any employee of such Nasdaq member, except that any person associated with a Nasdaq member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these By-Laws.

(y) "Public Director" means a Director who has no material business relationship with a broker or dealer, the Company or its affiliates, or the NASD.

(z) "Public member" means a Nasdaq Listing and Hearing Review Council member, Nasdaq Review Council member, or member of any other committee appointed by the Board who has no material business relationship with a broker or dealer, the Company or its affiliates, or the NASD.

(aa) "Record Date" means a date selected by the Board for the purpose of determining the Nasdaq Members entitled to vote for the election of Member Representative Directors on an Election Date.

(bb) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(cc) "Rules" or "Nasdaq Rules" means the rules of the Company set forth in the rule manual maintained by the Company, as adopted by the Board, as hereafter amended or supplemented.

(dd) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

Article II ANNUAL ELECTION OF MEMBER REPRESENTATIVE DIRECTORS AND OTHER ACTIONS BY NASDAQ MEMBERS

Section 1. Record and Election Date

(a) The Member Representative Directors shall be elected to the Board on an annual basis.

(b) For each annual election of Member Representative Directors, the Board shall select a Record Date and an Election Date. The Record Date shall be at least 10 days but not more than 60 days prior to the Election Date. Notice of the Election Date shall be sent by the Company at least 10 days but no more than 60 days prior to the Election Date to the Nasdaq Members who were Nasdaq Members on the Record Date, by any means, including electronic transmission, as determined by the Board or committee thereof. The Member Nominating Committee shall create a list of one or more candidates for each Member Representative Director position (the "List of Candidates") on the Board to be elected on the Election Date, and the Company shall send the List of Candidates to Nasdaq Members with the notice of the Election Date.

(c) An additional candidate may be added to the List of Candidates by any Nasdaq Member that submits a timely and duly executed written nomination to the Secretary of the Company. To be timely, a Nasdaq Member's notice shall be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's Election Date (provided, however, that in the event that the Election Date is more than 30 days before or more than 70 days after such anniversary date, notice by the Nasdaq Member must be so delivered not earlier than the close of business on the 120th day prior to such Election Date and not later than the close of business on the later of the 90th day prior to such Election Date or the tenth day following the day on which public announcement of such Election Date is first made by the Company). Such Nasdaq Member's notice shall set forth: (i) as to the person whom the Nasdaq Member proposes to nominate for election as a Member Representative Director, all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and the rules thereunder (and such person's written consent to be named in the List of Candidates as a nominee and to serving as a Director if elected); (ii) a petition in support of the nomination duly executed by the Executive Representatives of 10% or more of all Nasdaq Members; and (iii) the name and address of the Nasdaq Member making the nomination. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Member Representative Director.

Section 2. Voting

With respect to the election of Member Representative Directors, each Nasdaq Member shall have the right to cast one vote for each Member Representative Director position to be filled; provided, however, that any such vote must be cast for a person on the List of Candidates. The votes may not be cumulated. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Nasdaq Members sent by the Company prior to the Election Date. Only votes received prior to 5:00 p.m. Eastern Time on the Election Date shall count for the election of a Member Representative Director. The Persons on the List of Candidates who receive the most votes shall be elected to the Member Representative Director positions.

Section 3. Filling of Vacancies

If a Member Representative Director position shall become vacant prior to the expiration of such person's term, or if an increase in the size of the Board results in the creation of a new Member Representative Director position, the Company Member shall elect a Person from a list of candidates prepared by the Member Nominating Committee to fill such vacancy, except that if the remaining term of office for the vacant Director position is less than six months, no replacement shall be required.

Section 4. Member Meetings

The Company shall not be required to hold meetings of the Nasdaq Members.

Article III BOARD OF DIRECTORS

Section 1. Selection

Whenever any Director position other than a Member Representative Director position becomes vacant, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the Company Member shall select, a person satisfying the classification (Industry, Non-Industry, or Public Director), if applicable, for the directorship as provided in Article III, Section 2 to fill such vacancy.

Section 2. Qualifications

(a) The number of Non-Industry Directors, including at least one Public Director and at least one issuer representative (or if the Board consists of ten or more Directors, at least two issuer representatives), shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors to be elected under the terms the LLC Agreement. A Director may not be subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(a). If the term of office of a Director terminates under this Section, and the remaining term of office of such Director at the time of termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(a) by virtue of such vacancy.

Section 3. Regulation

(a) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(b) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant, (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 4. Committees

(a) Upon request of the Secretary of the Company, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Member Representative, Non-Industry, or Public Committee member. The Secretary of the Company shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary of the Company, and shall report immediately to the Secretary any change in such information.

(b) The term of office of a committee member shall terminate immediate upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in these By-Laws. If the term of office of a committee member terminates under this Section, and the remaining term of office of such committee member at the time of termination is not more than six months, during the period of vacancy the relevant committee shall not be deemed to be in violation of the compositional requirements of such committee set forth in these By-Laws by virtue of such vacancy.

Section 5. Committees Composed Solely of Directors

(a) The Board may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Public Directors on the Executive Committee shall be at least as great as the percentage of Public Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board. An Executive Committee member shall hold office for a term of one year.

(b) The Board may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets and proposed changes to the rates and fees charged by Company. A Finance Committee member shall hold office for a term of one year.

(c) The Board shall appoint a Management Compensation Committee. The Management Compensation Committee shall consider and recommend compensation policies, programs, and practices for employees of the Company. A majority of Management Compensation Committee members shall be Non-Industry Directors. The Chief Executive Officer shall be an ex-officio, non-voting member of the Management Compensation Committee. A Management Compensation Committee member shall hold office for a term of one year.

(d) The Board shall appoint an Audit Committee.

(i) The Audit Committee shall consist of four or five Directors, none of whom shall be officers or employees of the Company. A majority of the Audit Committee members shall be Non-Industry Directors. The Audit Committee shall include two Public Directors. A Public Director shall serve as Chair of the Committee. An Audit Committee member shall hold office for a term of one year.

(ii) The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to the Company Member and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by the Company Member); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

(iii) No member of the Audit Committee shall participate in the consideration or decision of any matter relating to a particular Nasdaq Member, company, or individual if such Audit Committee member has a material interest in, or a professional, business, or personal relationship with, that Nasdaq Member, company, or individual, or if such participation shall create an appearance of impropriety. An Audit Committee member shall consult with the General Counsel of the Company to determine if recusal is necessary. If a member of the Audit Committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Audit Committee.

(iv) The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department;

(B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function. The Internal Audit Department and its head may also be employees of the Company Member, and may serve in a similar capacity with respect to the Company Member.

(e) The Board shall appoint a Regulatory Oversight Committee. The Committee shall oversee the adequacy and effectiveness of Nasdaq's regulatory and self-regulatory organization responsibilities; assess Nasdaq's regulatory performance; and assist the Board and other committees of the Board in reviewing the regulatory plan and the overall effectiveness of Nasdaq's regulatory functions. The Regulatory Oversight Committee shall consist of three members, each of whom shall be a Public Director and an "independent director" as defined in Nasdaq Rule 4200.

Section 6. Committees Not Composed Solely of Directors

(a) The Board shall appoint a Nasdaq Listing and Hearing Review Council and a Nasdaq Review Council as provided in Articles V and VI of the By-Laws.

(b) The Board shall appoint a Nominating Committee and a Member Nominating Committee. The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Nasdaq Members or the Company Member under the terms of the LLC Agreement and these By-Laws, and shall nominate candidates for appointment by the Board for each vacant or new position on the Nasdaq Listing and Hearing Review Council, the Nasdaq Review Council, or other committee that is to be filled with a Member Representative member under the terms of these By-Laws. The Nominating Committee shall nominate candidates for all other vacant or new Director positions on the Board, and candidates for all other vacant or new positions on the Nasdaq Listing and Hearing Review Council or the Nasdaq Review Council.

(i) The Nominating Committee shall consist of no fewer than six and no more than nine members. The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. If the Nominating Committee consists of six members, at least two shall be Public members. If the Nominating Committee consists of seven or more members, at least three shall be Public members. No officer or employee of the Company shall serve as a member of the Nominating Committee in any voting or non-voting capacity. No more than three of the Nominating Committee members and no more than two of the Industry members shall be current Directors.

(ii) A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

(iii) The Member Nominating Committee shall consist of no fewer than three and no more than six members. All members of the Member Nominating Committee shall be a current associated person of a current Nasdaq Member.

(iv) Members of the Nominating Committee and the Member Nominating Committee shall be appointed annually by the Board and may be removed by a majority vote of the Board.

(v) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as an Industry, Member Representative, Non-Industry, or Public Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The Board shall appoint a Quality of Markets Committee.

(i) The Quality of Markets Committee shall have the following functions: (A) to provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency, and competitiveness of the information, order handling, and execution mechanisms of the national securities exchange operated by the Company from the perspective of investors, both individual and institutional, retail firms, market making firms, Nasdaq-listed companies, and other market participants; and (B) to advise the Board with respect to national market system plans and linkages between the facilities of the Company and other markets.

(ii) The Quality of Markets Committee shall include broad representation of participants in the national securities exchange operated by the Company, including investors, market makers, integrated retail firms, and order entry firms. The Quality of

Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal the sum of the number of Industry members and Member Representative members.

(iii) At all meetings of the Quality of Markets Committee, a quorum for the transaction of business shall consist of a majority of the Quality of Markets Committee, including not less than 50 percent of the Non-Industry members. If at least 50 percent of the Non-Industry members (A) are present at or (B) have filed a waiver of attendance for a meeting after receiving an agenda prior to such meeting, the requirement that not less than 50 percent of the Non-Industry members be present to constitute the quorum shall be waived.

(d) The Board shall appoint a Market Operations Review Committee, which shall exercise the functions specified in the Nasdaq Rules, in accordance with procedures specified therein. The Market Operation Review Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Market Operations Review Committee. No more than 50 percent of the members of the Market Operations Review Committee shall be engaged in market making activity or employed by a Nasdaq Member firm whose revenues from market making activity exceed 10 percent of its total revenues.

(e) The Board shall appoint an Arbitration and Mediation Committee, or shall cause the Company to enter into an agreement with a self-regulatory organization that provides regulatory services pursuant to which such self-regulatory organization shall appoint an Arbitration and Mediation Committee on the Company's behalf.

(i) The Arbitration and Mediation Committee shall advise the Board on the development and maintenance of an equitable and efficient system of dispute resolution that will equally serve the needs of public investors and Nasdaq Members, shall monitor rules and procedures governing the conduct of dispute resolution, and shall have such other powers and authority as are necessary to effectuate the purposes of the Nasdaq Rules.

(ii) The Arbitration and Mediation Committee shall consist of no fewer than 10 and no more than 25 members, and shall have at least 50 percent Non-Industry members.

(iii) At all meetings of the Arbitration and Mediation Committee, a quorum for the transaction of business shall consist of a majority of the Arbitration and Mediation Committee, including not less than 50 percent of Non-Industry committee members. If at least 50 percent of the Non-Industry committee members (A) are present at or (B) have filed a waiver of attendance for a meeting after receiving an agenda prior to such meeting, the requirement that not less than 50 percent of the Non-Industry committee members be present to constitute the quorum shall be waived.

(f) The Board shall appoint a Market Regulation Committee, or shall cause the Company to enter into an agreement with a self-regulatory organization that provides regulatory services pursuant to which such self-regulatory organization shall appoint a Market Regulation Committee on the Company's behalf.

(i) The Market Regulation Committee shall advise the Board on regulatory proposals and industry initiatives relating to quotations, execution, trade reporting, and trading practices; advise the Board in its administration of programs and systems for the surveillance and enforcement of rules governing Nasdaq Members' conduct and trading activities in the national securities exchange operated by the Company; provide a pool of attorney panelists for hearing panels under the Nasdaq Rules; participate in the training of hearing panelists on issues relating to quotations, executions, trade reporting, and trading practices; and review and recommend to the Nasdaq Review Council changes to Nasdaq's Sanction Guidelines. The Market Regulation Committee shall not have any involvement in deciding whether or not to institute disciplinary proceedings.

(ii) The Market Regulation Committee shall have at least 50 percent Non-Industry members.

(iii) At all meetings of the Market Regulation Committee, a quorum for the transaction of business shall consist of a majority of the Market Regulation Committee, including not less than 50 percent of the Non-Industry committee members. If at least 50 percent of the Non-Industry committee members (A) are present at or (B) have filed a waiver of attendance for a meeting after receiving an agenda prior to such meeting, the requirement that not less than 50 percent of the Non-Industry committee members be present to constitute the quorum shall be waived.

Section 7. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of the Nasdaq Listing and Hearing Review Council, the Nasdaq Review Council, or any other committee shall not directly or indirectly participate in any adjudication of the interests of any party if that Director or Nasdaq Listing and Hearing Review Council member, Nasdaq Review Council member, or other committee member has a conflict of interest or bias, or if circumstances otherwise exist where his or her fairness might reasonably be questioned. In any such case, the Director or Nasdaq Listing and Hearing Review Council member, Nasdaq

Review Council member, or other committee member shall recuse himself or herself or shall be disqualified.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

Section 8. Compensation of Board, Council, and Committee Members

The Board may provide for reasonable compensation of the Chair of the Board, the Directors, Nasdaq Listing and Hearing Review Council and Nasdaq Review Council members, and the members of other committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Article IV OFFICERS, AGENTS, AND EMPLOYEES

Section 1. Delegation of Duties of Officers

The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 2. Resignation and Removal of Officers

(a) Any officer may resign at any time upon notice of resignation to the Board, the Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein. The acceptance of a resignation shall not be necessary to make the resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

Section 3. Chair of the Board

The Chair of the Board shall preside at all meetings of the Board at which the Chair is present. The Chair shall exercise such other powers and perform such other duties as may be assigned to the Chair from time to time by the Board.

Section 4. Chief Executive Officer

The Chief Executive Officer shall, in the absence of the Chair of the Board, preside at all meetings of the Board at which the Chief Executive Officer is present. The Chief Executive Officer shall be the chief executive officer of the Company and shall have general supervision over the business and affairs of the Company. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 5. President

The President shall, in the absence of the Chair of the Board and the Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6. Vice President

The Board shall elect one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 7. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the exchange's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory

Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may also serve as the General Counsel of the Company.

Section 8. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 9. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 10. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Article V NASDAQ LISTING AND HEARING REVIEW COUNCIL

Section 1. Appointment and Authority

The Board shall appoint a Nasdaq Listing and Hearing Review Council. The Nasdaq Listing and Hearing Review Council may be authorized to act for the Board in a manner consistent with these By-Laws and the Rules with respect to listing decisions. The Nasdaq Listing and Hearing Review Council also shall consider and make recommendations to the Board on policy and rule changes relating to issuer listings. The Board may delegate such other powers and duties to the Nasdaq Listing and Hearing Review Council as the Board deems appropriate.

Section 2. Number of Members and Qualifications

(a) The Nasdaq Listing and Hearing Review Council shall consist of no fewer than eight and no more than 18 members, of which not more than 50 percent may be engaged in market-making activity or employed by a Nasdaq Member whose revenues from market-making activity exceed ten percent of its total revenues. The Nasdaq Listing and Hearing Review Council shall include at least five Non-Industry members (including at least two Public members), and a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Nasdaq Listing and Hearing Review Council.

(b) As soon as practicable following the appointment of members, the Nasdaq Listing and Hearing Review Council shall elect a Chair from among its members. The Chair shall have such powers and duties as may be determined from time to time by the Nasdaq Listing and Hearing Review Council. The Board, by resolution adopted by a majority of Directors then in office, may remove the Chair from such position at any time for refusal, failure, neglect, or inability to discharge the duties of Chair.

Section 3. Nomination Process

The Secretary of the Company shall collect from each nominee for the office of member of the Nasdaq Listing and Hearing Review Council such information as is reasonably necessary to serve as the basis for a determination of the nominee's qualifications and classification as an Industry, Member Representative, Public, or Non-Industry member, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee (as applicable) each nominee's qualifications and classification. After appointment to the Nasdaq Listing and Hearing Review Council, each member shall update such information at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

Section 4. Term of Office

(a) Except as otherwise provided in this Article, each Nasdaq Listing and Hearing Review Council member shall hold office for a term of three years or until a successor is duly appointed and qualified, except in the event of earlier termination from office by reason of death, resignation, removal, disqualification, or other reason.

(b) The Nasdaq Listing and Hearing Review Council shall be divided into three classes. The term of office of those of the first class shall expire in January 2006, the term of office of those of the second class shall expire in January 2007, and the term of office of those of the third class shall expire in January 2008.

(c) No member may serve more than two consecutive terms, except that if a member is appointed to fill a term of less than one year, such member may serve up to two consecutive terms following the expiration of such member's initial term.

Section 5. Resignation

A member of the Nasdaq Listing and Hearing Review Council may resign at any time upon written notice to the Board. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 6. Removal

Any or all of the members of the Nasdaq Listing and Hearing Review Council may be removed from office at any time for refusal, failure, neglect, or inability to discharge the duties of such office by majority vote of the Board.

Section 7. Disqualification

Notwithstanding Article V, Section 4, the term of office of a Nasdaq Listing and Hearing Review Council member shall terminate immediately upon a determination by the Board, by a majority vote, (a) that the member no longer satisfies the classification (Industry, Member Representative, Public, or Non-Industry) for which the member was elected; and (b) that the member's continued service as such would violate the compositional requirements of the Nasdaq Listing and Hearing Review Council set forth in Article V, Section 2. If the term of office of a Nasdaq Listing and Hearing Review Council member terminates under this Section, and the remaining term of office of such member at the time of termination is not more than six months, during the period of vacancy the Nasdaq Listing and Hearing Review Council shall not be deemed to be in violation of Article V, Section 2 by virtue of such vacancy.

Section 8. Filling of Vacancies

If a position on the Nasdaq Listing and Hearing Review Council becomes vacant, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee or the Member Nominating Committee (as applicable) shall nominate, and the Board shall appoint a person satisfying the qualifications for the position as provided in Article V, Section 2(a) to fill such vacancy, except that if the remaining term of office for the vacant position is not more than six months, no replacement shall be required.

Section 9. Quorum and Voting

At all meetings of the Nasdaq Listing and Hearing Review Council, a quorum for the transaction of business shall consist of a majority of the Nasdaq Listing and Hearing Review Council, including one Non-Industry member and one Member Representative member. In the absence of a quorum, a majority of the members present may adjourn the meeting until a quorum is present.

Section 10. Meetings

The members of the Nasdaq Listing and Hearing Review Council may participate in a meeting through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting may hear one another, and such participation in a meeting shall constitute presence in person at such meeting for all purposes.

Article VI NASDAQ REVIEW COUNCIL

Section 1. Appointment and Authority

The Board shall appoint a Nasdaq Review Council. The Nasdaq Review Council may be authorized to act for the Board in a manner consistent with these By-Laws and the Nasdaq Rules with respect to an appeal or review of a disciplinary proceeding, a statutory disqualification proceeding, or a membership proceeding; a review of an offer of settlement, a letter of acceptance, waiver, and consent, and a minor rule violation plan letter; the exercise of exemptive authority; and such other proceedings or actions as may be authorized by the Nasdaq Rules. The Nasdaq Review Council also may consider and make recommendations to the Board on policy and rule changes relating to business and sales practices of Nasdaq Members and associated persons and enforcement policies, including policies with respect to fines and other sanctions. The Board may delegate such other powers and duties to the Nasdaq Review Council as the Board deems appropriate.

Section 2. Number of Members and Qualifications

The Nasdaq Review Council shall consist of no fewer than 12 and no more than 14 members. The Nasdaq Review Council shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Nasdaq Review Council. The number of Non-Industry members, including at least three Public members, shall equal or exceed the sum of the number of Industry members and Member Representative members. As soon as practicable following the appointment of members, the Nasdaq Review Council shall elect a Chair from among its members. The Chair shall have such powers and duties as may be determined from time to time by the Nasdaq Review Council. The Board, by resolution adopted by a majority of Directors then in office, may remove the Chair from such position at any time for refusal, failure, neglect, or inability to discharge the duties of Chair.

Section 3. Nomination Process

The Secretary of the Company shall collect from each nominee for the office of member of the Nasdaq Review Council such information as is reasonably necessary to serve as the basis for a determination of the nominee's qualifications and classification as an Industry, Member Representative, Non-Industry, or Public member, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee (as applicable) each nominee's qualifications and classification. After appointment to the Nasdaq Review Council, each member shall update such information at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

Section 4. Term of Office

(a) Except as otherwise provided in this Article, each Nasdaq Review Council member shall hold office for a term of three years or until a successor is duly appointed and qualified, except in the event of earlier termination from office by reason of death, resignation, removal, disqualification, or other reason.

(b) The Nasdaq Review Council shall be divided into three classes. The term of office of those of the first class shall expire one year after the date of their appointment, the term of office of those of the second class shall expire two years after the date of their appointment, and the term of office of those of the third class shall expire three years after the date of their appointment. After the expiration of the term of office of those in the first class, members shall be appointed for terms of three years to replace those whose terms expire.

(c) No member may serve consecutive terms, except that if a member is appointed to fill a term of less than one year, such member may serve a single three-year term following the expiration of such member's initial term.

Section 5. Resignation

A member of the Nasdaq Review Council may resign at any time upon written notice to the Board. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 6. Removal

Any or all of the members of the Nasdaq Review Council may be removed from office at any time for refusal, failure, neglect, or inability to discharge the duties of such office by majority vote of the Board.

Section 7. Disqualification

Notwithstanding Article VI, Section 4, the term of office of a Nasdaq Review Council member shall terminate immediately upon a determination by the Board, by a majority vote, (a) that the member no longer satisfies the classification (Industry, Member Representative, Non-Industry, or Public) for which the member was elected; and (b) that the member's continued service as such would violate the compositional requirements of the Nasdaq Review Council set forth in Article VI, Section 2. If the term of office of a Nasdaq Review Council member terminates under this Section, and the remaining term of office of such member at the time of termination is not more than six months, during the period of vacancy the Nasdaq Review Council shall not be deemed to be in violation of Article VI, Section 2 by virtue of such vacancy.

Section 8. Filling of Vacancies

If a position on the Nasdaq Review Council becomes vacant, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee or the Member Nominating Committee (as applicable) shall nominate, and the Board shall appoint a person satisfying the qualifications for the position as provided in Article VI, Section 2 to fill such vacancy, except that if the remaining term of office for the vacant position is not more than six months, no replacement shall be required.

Section 9. Quorum and Voting

At all meetings of the Nasdaq Review Council, a quorum for the transaction of business shall consist of a majority of the Nasdaq Review Council, including not less than 50 percent of the Non-Industry members of the Nasdaq Review Council and at least one Member Representative member of the Nasdaq Review Council. In the absence of a quorum, a majority of the members present may adjourn the meeting until a quorum is present.

Section 10. Meetings

The members of the Nasdaq Review Council may participate in a meeting through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting may hear one another, and such participation in a meeting shall constitute presence in person at such meeting for all purposes.

Section 11. Review Subcommittee

The Nasdaq Review Council shall appoint a Review Subcommittee to determine whether disciplinary and membership proceedings decisions should be called for review by the Nasdaq Review Council under the Nasdaq Rules and to perform any other function authorized by the Nasdaq Rules. The Review Subcommittee shall be composed of no fewer than two and no more than four members of the Nasdaq Review Council. The number of Non-Industry members of the Review Subcommittee shall equal or exceed the sum of the number of Industry members and Member Representative members of the

GENERAL PROVISIONS

TABLE OF CONTENTS

GENERAL PROVISIONS

0100. GENERAL PROVISIONS

0110. Adoption and Application of Rules

0111. Adoption of Rules

The following provisions are adopted pursuant to the By-Laws of Nasdaq.

0112. Effective Date

The Rules shall become effective as provided in the By-Laws.

0113. Interpretation

The Rules shall be interpreted in such manner as will aid in effectuating the purposes and business of Nasdaq, and so as to require that all practices in connection with the investment banking and securities business shall be just, reasonable and not unfairly discriminatory.

0114. Reserved

0115. Applicability

(a) These Rules shall apply to all members and persons associated with a member. Persons associated with a member shall have the same duties and obligations as a member under these Rules.

(b) A member or person associated with a member, who has been expelled, canceled or revoked from membership or from registration or who has been barred from being associated with all members, shall cease to have any privileges of membership or registration. A member or person associated with a member who has been suspended from membership or registration shall also cease to have any privileges of membership or registration other than those under the Code of Procedure as set forth in the Rule 9000 Series. In neither case shall such a member or person associated with a member be entitled to recover any admission fees, dues, assessments or other charges paid to Nasdaq.

(c) A member or person associated with a member who has been suspended from membership or from registration shall be considered as a non-member during the period of suspension for purposes of applying the provisions of these Rules which govern dealings between members and non-members. However, such member or person associated with a member shall have all of the obligations imposed by the rules of the Corporation.

0120. Definitions

When used in these Rules, unless the context otherwise requires:

(a) "Act"

The term "Act" means the Securities Exchange Act of 1934, as amended.

(b) "Association" or "NASD"

The terms "Association" and "NASD" mean, collectively, the National Association of Securities Dealers, Inc. and its subsidiaries.

(c)"By-Laws"

The term "By-Laws" means the By-Laws of Nasdaq.

(d) "Code of Procedure"

The term "Code of Procedure" means the procedural rules contained in the Rule 9000 Series.

(e) "Commission" or "SEC"

The terms "Commission" or "SEC" mean the Securities and Exchange Commission (SEC), established pursuant to the Act.

(f) "Regulatory Contract"

The term "Regulatory Contract" means the regulatory services agreement between Nasdaq and NASD Regulation, an affiliate of NASD, pursuant to which NASD Regulation has agreed to perform certain regulatory functions on behalf of Nasdaq.

(g) "Customer"

The term "customer" shall not include a broker or dealer.

(h) "Security"

Unless the context requires otherwise, the term "security" shall mean a security listed on Nasdaq or traded on Nasdaq pursuant to unlisted trading privileges.

(i) "Member" or "Nasdaq Member"

The terms "member" or "Nasdaq Member" mean any registered broker or dealer authorized to transact, and whose primary business consists in the conduct of, an investment banking or securities business under the laws of the United States, that has been admitted to membership in Nasdaq. A Nasdaq Member is not a member of Nasdaq within the meaning of the Delaware Limited Liability Company Act by reason of being admitted to membership in Nasdaq.

(j) "Nasdaq Regulation"

The term "Nasdaq Regulation" means the Department of Nasdaq that supervises and administers the regulatory functions of Nasdaq, including the administration of any regulatory services agreements with another self-regulatory organization to which Nasdaq is a party.

(k) "Nasdaq"

The term "Nasdaq" means The NASDAQ Stock Market LLC.

(l) "NASD Regulation"

The term "NASD Regulation" means NASD Regulation, Inc.

(m) "Nasdaq Review Council"

The term "Nasdaq Review Council" means the committee authorized and directed to act for the Board of Directors of Nasdaq in a manner consistent with the Rules and By-Laws of Nasdaq with respect to (1) an appeal or review of a disciplinary proceeding; (2) a statutory disqualification decision; (3) a review of a membership proceeding; (4) a review of an offer of settlement, a letter of acceptance, waiver, and consent, and a minor rule violation plan letter; (5) the exercise of exemptive authority; and (6) such other proceedings or actions authorized by the Rules of Nasdaq.

(n) "Person"

The term "person" shall include any natural person, partnership, corporation, association, or other legal entity.

(o) "Rules" or "Rules of Nasdaq"

The term "Rules" or "Rules of Nasdaq" means the numbered rules set forth in the Nasdaq Manual beginning with the Rule 0100 Series, as adopted by the Nasdaq Board of Directors pursuant to the By-Laws of the Nasdaq, as hereafter amended or supplemented, and also includes the By-Laws and the Limited Liability Company Agreement of The NASDAQ Stock Market LLC.

0121. Definitions in Nasdaq By-Laws

Unless the context otherwise requires, or unless otherwise defined in these Rules, terms used in the Rules and interpretive material, if defined in the Nasdaq By-Laws, shall have the meaning as defined in the Nasdaq By-Laws.

0130. Regulation of Nasdaq and Its Members

Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions described in these Rules on behalf of Nasdaq. Nasdaq Rules that refer to Nasdaq Regulation, Nasdaq Regulation staff, Nasdaq staff, and Nasdaq departments should be understood as also referring to NASD staff, NASD Regulation staff, and NASD departments acting on behalf of Nasdaq pursuant to the Regulatory Contract.

Notwithstanding the fact that Nasdaq has entered into the Regulatory Contract with NASD Regulation to perform some of Nasdaq's functions, Nasdaq shall retain ultimate legal responsibility for, and control of, such functions.

In addition, Nasdaq has incorporated by reference certain NASD rules. Nasdaq members shall comply with these rules and interpretations as if such rules and interpretations were part of Nasdaq's rules.

0140. Fingerprint-Based Background Checks of Employees and Independent Contractors

(a) In order to enhance the physical security of the facilities, systems, data, and information of Nasdaq and its affiliates (collectively, the "Nasdaq Entities"), it shall be the policy of the Nasdaq Entities to conduct a fingerprint-based criminal records check of (i) all prospective and current employees of the Nasdaq Entities, (ii) all prospective and current independent contractors who have or are anticipated to have access to facilities of the Nasdaq Entities for ten business days or longer, and (iii) all prospective and current temporary employees who have or are anticipated to have access to facilities of the Nasdaq Entities for ten business days or longer. The Nasdaq Entities shall apply this policy in all circumstances where permitted by applicable law.

(b) The Nasdaq Entities shall submit fingerprint cards obtained pursuant to the foregoing policy to the Attorney General of the United States or his or her designee for identification and processing. The Nasdaq Entities shall at all times maintain the security of fingerprint cards and information received from the Attorney General or his or her designee.

(c) The Nasdaq Entities shall evaluate information received from the Attorney General or his or her designee in accordance with the terms of a written fingerprint policy and provisions of applicable law. A felony or serious misdemeanor conviction will be a factor in considering whether to hire a prospective employee, take adverse employment action with respect to a current employee, or deny prospective or current independent contractors or temporary employees access to facilities of the Nasdaq Entities.

(d) A prospective employee who refuses to submit to fingerprinting shall be denied employment by the Nasdaq Entities, and a prospective independent contractor or temporary employee who refuses to submit to fingerprinting shall be denied access to facilities of the Nasdaq Entities. A current employee, independent contractor, or temporary employee who refuses to submit to fingerprinting will be terminated following notice and being given three opportunities to submit.

MEMBERSHIP AND REGISTRATION RULES

TABLE OF CONTENTS

1000. MEMBERSHIP, REGISTRATION AND QUALIFICATION REQUIREMENTS

1001. Nasdaq Regulatory Contract with NASD Regulation

Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract, pursuant to which NASD Regulation has agreed to perform certain functions described in the Rule 1000 Series on behalf of Nasdaq. Nasdaq Rules that refer to the Nasdaq Regulation, Nasdaq Regulation staff, Nasdaq staff, and Nasdaq departments should be understood as also referring to NASD staff, NASD Regulation staff and NASD departments acting on behalf of Nasdaq pursuant to the Regulatory Contract.

Notwithstanding the fact that Nasdaq has entered into the Regulatory Contract with NASD Regulation to perform some of Nasdaq's functions, Nasdaq shall retain ultimate legal responsibility for, and control of, such functions. In addition, Nasdaq has incorporated by reference certain NASD rules. Nasdaq members shall comply with these rules and interpretations as if such rules and interpretations were part of Nasdaq's rules.

1002. Qualifications of Nasdaq Members and Associated Persons

(a) Persons Eligible to Become Nasdaq Members and Associated Persons of Nasdaq Members.

(1) Any registered broker or dealer authorized to transact, and whose primary business consists in the conduct of, an investment banking or securities business under the laws of the United States, shall be eligible for membership in Nasdaq, except such registered brokers or dealers as are excluded under paragraph (b).

(2) Any person shall be eligible to become an associated person of a Nasdaq member, except such persons as are excluded under paragraph (b).

(b) Ineligibility of Certain Persons for Membership or Association

(1) Subject to such exceptions as may be explicitly provided elsewhere in the Nasdaq Rules, no registered broker or dealer shall be admitted to membership, and no Nasdaq member shall be continued in membership, if such broker, dealer, or Nasdaq member fails or ceases to satisfy the qualification requirements established by the Nasdaq Rules, or if such broker, dealer, or Nasdaq member is or becomes subject to a statutory disqualification, or if such broker, dealer, or Nasdaq member fails to file such forms as Nasdaq may require in accordance with such process as Nasdaq may prescribe.

(2) Subject to such exceptions as may be explicitly provided elsewhere in the Nasdaq Rules, no person shall become associated with a Nasdaq member, continue to be associated with a Nasdaq member, or transfer association to another Nasdaq member, if such person fails or ceases to satisfy the qualification

requirements established by the Nasdaq Rules, or if such person is or becomes subject to a statutory disqualification; and no broker or dealer shall be admitted to membership, and no Nasdaq member shall be continued in membership, if any person associated with it is ineligible to be an associated person under this subsection.

(c) Payment of Fees, Dues, Assessments, and Other Charges by Members and Associated Persons

(1) Fees, dues, assessments, and other charges shall be called and payable by members and associated persons as determined by Nasdaq from time to time

(2) Each Nasdaq member or associated person shall promptly furnish all information or reports requested by Nasdaq in connection with the determination of the amount of fees, dues, assessments, or other charges owed.

(d) Reinstatement of Membership or Registration. Any membership or registration suspended or canceled under the Nasdaq Rules may be reinstated by Nasdaq upon such terms and conditions as are permitted under the Act and the Nasdaq Rules; provided, however, that any applicant for reinstatement of membership or registration shall possess the qualifications required for membership or registration in Nasdaq.

(e) Membership in a Registered Securities Association or Another Registered Exchange. As a condition to maintaining membership in Nasdaq, members shall at all times maintain membership in a registered securities association or another registered exchange. Nasdaq members that transact business with customers shall at all times be members of the NASD.

IM-1002-1. Filing of Misleading Information as to Membership or Registration

The filing with Nasdaq of information with respect to membership or registration as a Registered Representative which is incomplete or inaccurate so as to be misleading, or which could in any way tend to mislead, or the failure to correct such filing after notice thereof, may be deemed to be conduct inconsistent with just and equitable principles of trade and when discovered may be sufficient cause for appropriate disciplinary action.

IM-1002-2. Status of Sole Proprietors and Registered Representatives Serving in the Armed Forces

Any Registered Representative of a member who volunteers or is called into the Armed Forces of the United States shall be placed, after proper notification to Nasdaq, upon inactive status and need not be re-registered by such member upon his or her return to active employment with the member.

Any member (Sole Proprietor) who temporarily closes his or her business by reason of volunteering or being called into the Armed Forces of the United States, shall be placed, after proper notification to the Executive Office, on inactive status until his or her return to active participation in the investment banking and securities business.

A Registered Representative who is placed on inactive status as set forth above shall not be included within the definition of "Personnel" for purposes of calculating any dues or assessments that must be paid by members.

Any member placed on inactive status as set forth above shall not be required to pay any dues or assessments during the pendency of such inactive status and shall not be required to pay any admission fee that is otherwise required upon return to active participation in the investment banking and securities business.

A Registered Representative who is placed on inactive status as set forth above shall not be required to complete either of the Regulatory or Firm Elements of the continuing education requirements set forth in Rule 1120 during the pendency of such inactive status.

IM-1002-3. Failure to Register Personnel

The failure of any member to register an employee, who should be so registered, as a Registered Representative may be deemed to be conduct inconsistent with just and equitable principles of trade and when discovered may be sufficient cause for appropriate disciplinary action.

IM-1002-4. Branch Offices and Offices of Supervisory Jurisdiction

Each member is under a duty to insure that its membership application with Nasdaq is kept current at all times by supplementary amendments to its original application and that any offices other than the main office are properly designated and registered, if required, with Nasdaq.

Each member must designate to Nasdaq those offices of supervisory jurisdiction, including the main office, and must register those offices which are deemed to be branch offices in accordance with the standards set forth in Nasdaq Rule 3010.

1010. Membership Proceedings

1011. Definitions

Unless otherwise provided, terms used in the Rule 1000 Series shall have the meaning as defined in Rule 0120.

(a) "Applicant"

The term "Applicant" means a person that applies for membership in Nasdaq under Rule 1013 or a member that files an application for approval of a change in ownership, control, or business operations under Rule 1017.

(b) "Associated Person"

The term "Associated Person" means any partner, officer, director, or branch manager of a Nasdaq member or Applicant (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Nasdaq member or Applicant, or any employee of such Nasdaq member or Applicant, except that any person associated with a Nasdaq member or Applicant whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of the Nasdaq Rules.

(c) "Department"

The term "Department" means the Nasdaq Membership Department located within Nasdaq Regulation.

(d) "Director"

The term "Director" means a member of the Nasdaq Board.

(e) "Interested Nasdaq Staff"

The term "Interested Nasdaq Staff" means an employee who directly participates in a decision under Rule 1014 or 1017, an employee who directly supervises an employee with respect to such decision, an employee who conducted an investigation or examination of a member that files an application under Rule 1017, and the head of the Department.

(f) "investment banking or securities business"

The term "investment banking or securities business" means the business, carried on by a broker or dealer, of underwriting or distributing issues of securities, or of purchasing securities and offering the same for sale as a dealer, or of purchasing and selling securities upon the order and for the account of others.

(g) "material change in business operations"

The term "material change in business operations" includes, but is not limited to:

(1) removing or modifying a membership agreement restriction;
(2) market making, underwriting, or acting as a dealer for the first time; and
(3) adding business activities that require a higher minimum net capital under SEC Rule 15c3-1;

(h) "Nasdaq Board"





The term "Nasdaq Board" means the Board of Directors of Nasdaq.

(i) "principal place of business"

The term "principal place of business" means the executive office from which the sole proprietor or the officers, partners, or managers of the Applicant direct, control, and coordinate the activities of the Applicant, unless the Department determines that the principal place of business is where: (1) the largest number of Associated Persons of the Applicant are located; or (2) the books and records necessary to provide information and data to operate the business and comply with applicable rules are located.

(j) "registered broker or dealer"

The term "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(k) "Representative"

The term "Representative" means an Associated Person of a registered broker or dealer, including assistant officers other than principals, who is engaged in the investment banking or securities business for the member including the functions of supervision, solicitation or conduct of business in securities or who is engaged in the training of persons associated with a broker or dealer for any of these functions are designated as representatives. As provided in Rule 1031, all Representatives of Nasdaq Members are required to be registered with Nasdaq, and Representatives that are so registered are referred to herein as "Registered Representatives."

(k) "sales practice event

The term "sales practice event" means any customer complaint, arbitration, or civil litigation that has been reported to the Central Registration Depository, currently is required to be reported to the Central Registration Depository, or otherwise has been reported to Nasdaq.

(l) "Subcommittee"

The term "Subcommittee" means a subcommittee of the Nasdaq Review Council that is constituted pursuant to Rule 1015 to conduct a review of a Department decision issued under the Rule 1010 Series.

(m) "statutory disqualification"

The term "statutory disqualification" shall have the meaning set forth in Section 3(a)(39) of the Act.

1012. General Provisions

(a) Filing by Applicant or Service by Nasdaq

(1) An Applicant may file an application or any document or information requested under the Rule 1010 Series by first-class mail, overnight courier, or hand delivery. If the Department and the Applicant agree, the Applicant also may file a requested document or information by facsimile.

(2) Nasdaq shall serve a notice or decision issued under the Rule 1010 Series by first-class mail on the Applicant or its counsel, unless a Rule specifies a different method of service.

(3) Service by Nasdaq or filing by an Applicant shall be deemed complete as follows:

(A) Service or filing by first-class mail shall be deemed complete on the date of postmark;

(B) Service or filing by overnight courier shall be deemed complete on the date of delivery to the overnight courier as specified in the airbill;

(C) Service or filing by hand delivery shall be deemed complete on the date of receipt as evidenced by a date stamp; and

(D) Service or filing by facsimile shall be deemed complete on the date specified in the document and on the written confirmation of transmission.

(b) Lapse of Application

(1) Absent a showing of good cause, an application filed under Rule 1013 or 1017 shall lapse if an Applicant fails to:

(A) respond fully within 60 days after service of an initial written request for information or documents under Rule 1013, within 30 days after service of an initial written request for information or documents under Rule 1017, within 30 days after service of a subsequent written request for information or documents under Rule 1013 or 1017, or within such other time period agreed to by the Department and the Applicant;

(B) appear at or otherwise participate in a scheduled membership interview pursuant to Rule 1013(b) or 1017(f); or

(C) file an executed membership agreement under Rule 1014(d) or Rule 1017(g)(4) within 25 days after service of the agreement, or within such other period agreed to by the Department and the Applicant.

(2) If an Applicant wishes to continue to seek membership or approval of a change in ownership, control, or business operations, then the Applicant shall be required to submit a new application under Rule 1013 or 1017, respectively, and any required fee. Nasdaq shall not refund any fee for a lapsed application.

(c) Ex Parte Communications

(1) The prohibitions against ex parte communications shall become effective when Nasdaq staff has knowledge that an Applicant intends to file a written request for review by the Nasdaq Review Council under Rule 1015.

(2) Unless on notice and opportunity for an Applicant and Interested Nasdaq Staff to participate, or to the extent required for the disposition of ex parte matters as authorized by the Nasdaq Rules:

(A) an Applicant, a counsel or representative of an Applicant, or an Interested Nasdaq Staff shall not make or knowingly cause to be made an ex parte communication relevant to the merits of a membership proceeding under the Rule 1010 Series to a Director, a member of the Nasdaq Review Council or a Subcommittee thereof, or a Nasdaq employee who is participating or advising in a decision of such a person with respect to that proceeding; and

(B) a Director, a member of the Nasdaq Review Council or a Subcommittee thereof, or a Nasdaq employee who is participating or advising in the decision of such a person with respect to a membership proceeding shall not make or knowingly cause to be made to an Applicant, a counsel or representative of the Applicant, or an Interested Nasdaq Staff an ex parte communication relevant to the merits of that proceeding.

(3) A Director, a member of the Nasdaq Review Council or a Subcommittee thereof, or a Nasdaq employee participating or advising in the decision of such a person, who receives, makes, or knowingly causes to be made a communication prohibited by this paragraph shall place in the record of the membership proceeding:

(A) all such written communications;

(B) memoranda stating the substance of all such oral communications; and

(C) all written responses and memoranda stating the substance of all oral responses to all such communications.

(d) Recusal or Disqualification

A Director or a member of the Nasdaq Review Council or a Subcommittee thereof shall not participate in a matter governed by the Rule 1010 Series as to which that person has a conflict of interest or bias, or if circumstances otherwise exist where his or her fairness might reasonably be questioned. In such a case, the person shall recuse himself or shall be disqualified as follows:

(1) The Chair of the Nasdaq Board shall have authority to direct the disqualification of a Director, and a majority of the Directors of the Nasdaq Board excluding the Chair shall have authority to direct the disqualification of the Chair of the Nasdaq Board.

(2) The Chair of the Nasdaq Review Council shall have authority to direct the disqualification of a member of the Nasdaq Review Council or a member of a Subcommittee appointed pursuant to Rule 1015, and the Vice Chair of the Nasdaq Review Council shall have authority to direct the disqualification of the Chair of the Nasdaq Review Council.

(e) Computation of Time

(1) Calendar Day

In the Rule 1010 Series, "day" means calendar day.

(2) Formula

In computing a period of time under the Rule 1010 Series, the day of the act, event, default, or lapse from which the period of time designated begins to run shall not be included. The last day of the period so computed shall be included unless it is a Saturday, Sunday, or Federal holiday, in which event the period runs until the end of the next day that is not a Saturday, Sunday, or Federal holiday. Intermediate Saturdays, Sundays, and Federal holidays shall be excluded from the computation when the period prescribed is ten days or less.

(f) Similarity of Membership Names

(1) No person or firm shall be admitted to or continued in membership in Nasdaq if such person or firm has a name that is identical to the name of another Nasdaq member appearing in the membership role of Nasdaq or a name so similar to any such name as to tend to confuse or mislead.

(2) No Nasdaq member may change its name without prior approval of Nasdaq.

(g) Resignation of Nasdaq Members

Membership in Nasdaq may be voluntarily terminated only by formal resignation. Resignations of Nasdaq members must be filed via electronic process or such other process as Nasdaq may prescribe and addressed to Nasdaq. Any Nasdaq member may resign from Nasdaq at any time. Such resignation shall not take effect until 30 days after receipt thereof by Nasdaq and until all indebtedness due Nasdaq from such Nasdaq member shall have been paid in full and so long as any complaint or action is pending against the Nasdaq member under the Nasdaq Rules. Nasdaq, however, may in its discretion declare a resignation effective at any time.

(h) Retention of Jurisdiction

A resigned Nasdaq member or a Nasdaq member that has had its membership canceled or revoked shall continue to be subject to the filing of a complaint under the Nasdaq Rules based upon conduct that commenced prior to the effective date of the Nasdaq member's resignation from Nasdaq or the cancellation or revocation of its membership. Any such complaint, however, shall be filed within six years after the effective date of resignation, cancellation, or revocation.

(i) Transfer and Termination of Membership

(1) Except as provided hereinafter, no member of Nasdaq may transfer its membership or any right arising therefrom; the membership of a corporation, partnership, or any other business organization that is a member of Nasdaq shall terminate upon its liquidation, dissolution, or winding up; and the membership of a sole proprietorship that is a Nasdaq member shall terminate at death, provided that all obligations of membership under the Nasdaq Rules have been fulfilled.

(2) The consolidation, reorganization, merger, change of name, or similar change in any corporate Nasdaq member shall not terminate the membership of such corporate Nasdaq member, provided that the Nasdaq member or surviving corporation, if any, shall be deemed a successor to the business of the corporate Nasdaq member, and the Nasdaq member or the surviving organization shall continue in the investment banking or securities business, and shall possess the qualifications for membership in Nasdaq. The death, change of name, withdrawal of any partner, the addition of any new partner, reorganization, consolidation, or any change in the legal structure of a partnership Nasdaq member shall not terminate the membership of such partnership Nasdaq member, provided that the Nasdaq member or surviving organization, if any, shall be deemed a successor to the business of the partnership Nasdaq member, and the Nasdaq member or surviving organization shall continue in the investment banking or securities business and shall possess the qualifications for membership in Nasdaq. If the business of any predecessor Nasdaq member is to be carried on by an organization deemed to be a successor organization by Nasdaq, the membership of such predecessor Nasdaq member shall be extended to the successor organization subject to the notice and application requirements of the Nasdaq Rules and the right of Nasdaq to place restrictions on the successor organization pursuant to the Nasdaq Rules; otherwise, any surviving organization shall be required to satisfy all of the membership application requirements of the Nasdaq Rules.

(j) Registration of Branch Offices.

(1) Each branch office of a member of Nasdaq shall be registered with and listed upon the membership roll of Nasdaq, and shall pay such dues, assessments, and other charges as shall be fixed from time to time under the Nasdaq Rules.

(2) Each member of Nasdaq shall promptly advise Nasdaq via electronic process or such other process as Nasdaq may prescribe of the opening, closing, relocation, change in designated supervisor, or change in designated activities of any branch office of such Nasdaq member not later than 30 days after the effective date of such change.

1013. New Member Application and Interview

(a) Filing of Application

(1) Where to File

An Applicant for Nasdaq membership shall file its application with the Department in accordance with this Rule.

(2) Contents

The application shall include:

(A) a copy of the Applicant's current Form BD;

(B) an original Nasdaq-approved fingerprint card for each Associated Person who will be subject to SEC Rule 17f-2 and for whom a fingerprint card has not been filed with another self-regulatory organization;

(C) Reserved

(D) a check for such fee as may be required under the Nasdaq Rules;

(E) business information that describes the Applicant's operations and that includes:

(i) a trial balance and computation of net capital, each of which has been prepared as of a date that is within 30 days before the filing date of the application;

(ii) Reserved

(iii) an organizational chart;

(iv) the intended location of the Applicant's principal place of business and all other offices, if any, whether or not such offices would be required to be registered under the Nasdaq Rules, and the names of the persons who will be in charge of each office;

(v) a list of the types of securities to be offered and sold and the types of retail or institutional customers to be solicited;

(vi) Reserved

(vii) Reserved

(viii) the number of markets to be made, if any, the type and volatility of the products, and the anticipated maximum inventory positions;

(ix) Reserved

(x) any plan to distribute or maintain securities products in proprietary positions, and the risks, volatility, degree of liquidity, and speculative nature of the products; and

(xi) Reserved

(xii) a description of the communications and operational systems the Applicant will employ to conduct business with customers or other members and the plans and procedures the Applicant will employ to ensure business continuity, including: system capacity to handle the anticipated level of usage; contingency plans in the event of systems or other technological or communications problems or failures that may impede customer usage or firm order entry or execution; system redundancies; disaster recovery plans; system security; disclosures to be made to potential and existing customers who may use such systems; and supervisory or customer protection measures that may apply to customer use of, or access to, such systems;

(F) a copy of any decision or order by a federal or state authority or self-regulatory organization taking permanent or temporary adverse action with respect to a registration or licensing determination regarding the Applicant or an Associated Person;

(G) Reserved

(H) documentation of any of the following events, unless the event has been reported to the Central Registration Depository:

(i) a regulatory action against or investigation of the Applicant or an Associated Person by the Commission, the Commodity Futures Trading Commission, a federal, state, or foreign regulatory agency, or a self-regulatory organization that is pending, adjudicated, or settled;

(ii) an investment-related civil action for damages or an injunction against the Applicant or an Associated Person that is pending, adjudicated, or settled;

(iii) an investment-related customer complaint or arbitration that is required to be reported on Form U-4;

(iv) a criminal action (other than a minor traffic violation) against the Applicant or an Associated Person that is pending, adjudicated, or that has resulted in a guilty or no contest plea; and

(v) a copy of any document evidencing a termination for cause or a permitted resignation after investigation of an alleged violation of a federal or state securities law, a rule or regulation thereunder, a self-regulatory organization rule, or an industry standard of conduct;

(I) a description of any remedial action, such as special training, continuing education requirements, or heightened supervision, imposed on an Associated Person by a state or federal authority or self-regulatory organization;

(J) a written acknowledgment that heightened supervisory procedures and special educational programs may be required pursuant to NASD Notice to Members 97-19 (as incorporated by reference into Nasdaq IM-3010) for an Associated Person whose record reflects disciplinary actions or sales practice events;

(K) a copy of final or proposed contracts with banks, clearing entities, or service bureaus, and a general description of any other final or proposed contracts;

(L) a description of the nature and source of Applicant's capital with supporting documentation, the risk to net capital presented by the Applicant's proposed business activities, and any arrangement for additional capital should a business need arise;

(M) a description of the financial controls to be employed by the Applicant;

(N) a description of the Applicant's supervisory system and a copy of its written supervisory procedures;

(O) a description of the number, experience, and qualifications of supervisors and principals and the number, experience, and qualifications of persons to be supervised by such personnel;

(P) Reserved

(Q) Reserved

(R) a Web CRD entitlement request form and a Member Contact Questionnaire user access request form;

(S) a copy of the Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to SEC Rule 17a-5 (the most current Parts I, II, and III, as applicable);

(T) an agreement to comply with the federal securities laws, the rules and regulations thereunder, the Nasdaq Rules, and all rulings, orders, directions, and decisions issued and sanctions imposed under the Nasdaq Rules;

(U) an agreement to pay such dues, assessments, and other charges in the manner and amount as from time to time shall be fixed pursuant to the Nasdaq Rules; and

(V) such other reasonable information with respect to the applicant as Nasdaq may require.

Each Applicant and Nasdaq member shall ensure that its membership application with Nasdaq is kept current at all times by supplementary amendments via electronic process or such other process as Nasdaq may prescribe. Such amendments to the application shall be filed with Nasdaq not later than 30 days after the applicant or Nasdaq member learns of the facts or circumstances giving rise to the amendment.

(3) Electronic Filings

Upon approval of the Applicant's Web CRD entitlement request form, the Applicant shall submit its Forms U4 for each Associated Person who is required to be registered under the Rules, any amendments to its Forms BD or U4, and any Form U5 electronically via Web CRD. Upon approval of the Applicant's membership, the Applicant shall submit any amendments to its Member Contact Questionnaire electronically.

(4) Rejection of Application That Is Not Substantially Complete

If the Department determines within 30 days after the filing of an application that the application is not substantially complete, the Department may reject the application and deem it not to have been filed. In such case, within the 30 day period, the Department shall serve a written notice on the Applicant of the Department's determination and the reasons therefor. Nasdaq shall refund the application fees, if any, in accordance with the provisions of the Nasdaq Rules governing such fees. If the Applicant determines to continue to seek membership, the Applicant shall submit a new application and any required fee under this Rule.

(5) Request For Additional Documents Or Information

Within 30 days after the filing of an application, the Department shall serve an initial request for any additional information or documents necessary to render a decision on the application. The Department may serve subsequent requests for additional information or documents at any time during the membership application process.

Unless otherwise agreed by the Department and the Applicant, the Applicant shall file any additional information and documents with the Department within 60 days after service of the Department's initial request and 30 days after service of any subsequent request.

(6) Applicants That Are Members of an Association or Another Exchange

(A) Applicants for Nasdaq membership that are also simultaneously applying for NASD membership may file one application with the NASD in compliance with the NASD Rule 1010 Series; however, Nasdaq will not take action on the application for Nasdaq membership until the applicant is an active member of the NASD.

(B) Applicants that are members of another registered national securities exchange or association must submit a complete application form containing all of the required items of information listed in Rule 1013(a)(2).

(C) An applicant that is an approved NASD member shall have the option to apply to become a Nasdaq member and to register with Nasdaq all associated persons of the firm whose registrations with the firm are approved with the NASD in categories recognized by Nasdaq rules through an expedited process by submitting a Waive-in Membership Application Form and a Nasdaq Membership Agreement.

(b) Membership Interview

(1) Requirement for Interview

Before the Department serves its decision on an application for new membership in Nasdaq, the Department shall conduct a membership interview with a representative or representatives of the Applicant.

(2) Service of Notice

At least seven days before the membership interview, the Department shall serve on the Applicant a written notice that specifies the date and time of the interview and the representative or representatives of the Applicant who are required to participate in the interview. The Department shall serve the notice by facsimile or overnight courier. The Applicant and the Department may agree to a shorter or longer period for notice or a different method of service under this subparagraph.

(3) Time

Unless the Department directs otherwise for good cause shown, a membership interview shall be scheduled to occur within 90 days after the filing of an application or within 60 days after the filing of all additional information or documents requested, whichever is later.

(4) Place

The membership interview shall be conducted in a location specified by Nasdaq.

(5) Updated Financial Documents

On or before the date of the membership interview, an Applicant shall file an updated trial balance and computation of net capital. The Applicant shall prepare such documents as of a date that is within 45 days before the date of the membership interview, unless the Applicant and the Department agree on a longer period. The Applicant shall promptly notify the Department in writing of any material adverse change in its financial condition that occurs before a decision constituting final action of Nasdaq is served on the Applicant.

(6) Review of Standards for Admission

During the membership interview, the Department shall review the application and the standards for admission to membership with the Applicant's representative or representatives.

(7) Information From Other Sources

During the membership interview, the Department shall provide to the

Applicant's representative or representatives any information or document that the Department has obtained from the Central Registration Depository or a source other than the Applicant and upon which the Department intends to base its decision under Rule 1014. If the Department receives such information or document after the membership interview or decides to base its decision on such information after the membership interview, the Department shall promptly serve the information or document and an explanation thereof on the Applicant.

1014. Department Decision

(a) Standards for Admission

After considering the application, the membership interview, other information and documents provided by the Applicant, other information and documents obtained by the Department, and the public interest and the protection of investors, the Department shall determine whether the Applicant meets each of the following standards:

(1) The application and all supporting documents are complete and accurate.

(2) The Applicant and its Associated Persons have all licenses and registrations required by state and federal authorities and self-regulatory organizations.

(3) The Applicant and its Associated Persons are capable of complying with the federal securities laws, the rules and regulations thereunder, and the Nasdaq Rules, including observing high standards of commercial honor and just and equitable principles of trade. In determining whether this standard is met, the Department shall take into consideration whether:

(A) a state or federal authority or self-regulatory organization has taken permanent or temporary adverse action with respect to a registration or licensing determination regarding the Applicant or an Associated Person;

(B) an Applicant's or Associated Person's record reflects a sales practice event, a pending arbitration, or a pending private civil action;

(C) an Applicant or Associated Person is the subject of a pending, adjudicated, or settled regulatory action or investigation by the Commission, the Commodity Futures Trading Commission, a federal, state, or foreign regulatory agency, or a self-regulatory organization; an adjudicated, or settled investment-related private civil action for damages or an injunction; or a criminal action (other than a minor traffic violation) that is pending, adjudicated, or that has resulted in a guilty or no contest plea; or an Applicant, its control persons, principals, registered representatives, other Associated Persons, any lender of 5% or more of the

Applicant's net capital, or any other member with respect to which any of these persons is or was a control person or a 5% lender of its net capital is subject to unpaid arbitration awards, other adjudicated customer awards, or unpaid arbitration settlements;

(D) an Associated Person was terminated for cause or permitted to resign after an investigation of an alleged violation of a federal or state securities law, a rule or regulation thereunder, a self-regulatory organization rule, or industry standard of conduct;

(E) a state or federal authority or self-regulatory organization has imposed a remedial action, such as special training, continuing education requirements, or heightened supervision, on an Associated Person; and

(F) a state or federal authority or self-regulatory organization has provided information indicating that the Applicant or an Associated Person otherwise poses a threat to public investors.

(4) The Applicant has established all contractual or other arrangements and business relationships with banks, clearing corporations, service bureaus, or others necessary to:

(A) initiate the operations described in the Applicant's application, considering the nature and scope of operations and the number of personnel; and

(B) comply with the federal securities laws, the rules and regulations thereunder, and the Nasdaq Rules.

(5) The Applicant has or has adequate plans to obtain facilities that are sufficient to:

(A) initiate the operations described in the Applicant's application, considering the nature and scope of operations and the number of personnel; and

(B) comply with the federal securities laws, the rules and regulations thereunder, and the Nasdaq Rules.

(6) The communications and operational systems that the Applicant intends to employ for the purpose of conducting business with customers and other members are adequate and provide reasonably for business continuity in each area set forth in Rule 1013(a)(2)(E)(xii);

(7) The Applicant is capable of maintaining a level of net capital in excess of the minimum net capital requirements set forth in SEC Rule 15c3-1 adequate to support the Applicant's intended business operations on a continuing basis, based

on information filed under Rule 1013. The Department may impose a reasonably determined higher net capital requirement for the initiation of operations after considering:

(A) the amount of net capital sufficient to avoid early warning level reporting requirements, such as SEC Rule 17a-11;

(B) the amount of capital necessary to meet expenses net of revenues for at least twelve months, based on reliable projections agreed to by the Applicant and the Department;

(C) any planned market making activities, the number of markets to be made, the type and volatility of products, and the anticipated maximum inventory positions;

(D) any plan to enter into other contractual commitments, such as underwritings or other securities-related activities;

(E) any plan to distribute or maintain securities products in proprietary positions, and the risks, volatility, degree of liquidity, and speculative nature of the products; and

(F) any other activity that the Applicant will engage in that reasonably could have a material impact on net capital within the first twelve months of business operations.

(8) The Applicant has financial controls to ensure compliance with the federal securities laws, the rules and regulations thereunder, and the Nasdaq Rules.

(9) The Applicant has compliance, supervisory, operational, and internal control practices and standards that are consistent with practices and standards regularly employed in the investment banking or securities business, taking into account the nature and scope of Applicant's proposed business.

(10) The Applicant has a supervisory system, including written supervisory procedures, internal operating procedures (including operational and internal controls), and compliance procedures designed to prevent and detect, to the extent practicable, violations of the federal securities laws, the rules and regulations thereunder, and the Nasdaq Rules. In evaluating the adequacy of a supervisory system, the Department shall consider the overall nature and scope of the Applicant's intended business operations and shall consider whether:

(A) the number, location, experience, and qualifications of supervisory personnel are adequate in light of the number, location, experience, and qualifications of persons to be supervised; the Central Registration Depository record or other disciplinary history of supervisory personnel and persons to be supervised; and the number and locations of the offices that the Applicant intends to open and the nature and scope of business to be conducted at each office;

(B) the Applicant has identified specific Associated Persons to supervise and discharge each of the functions in the Applicant's business plan, and to supervise each of the Applicant's intended offices, whether or not such offices are required to be registered under the Nasdaq Rules;

(C) the Applicant has identified the functions to be performed by each Associated Person and has adopted procedures to assure the registration with Nasdaq and applicable states of all persons whose functions are subject to such registration requirements;

(D) each Associated Person identified in the business plan to discharge a supervisory function has at least one year of direct experience or two years of related experience in the subject area to be supervised;

(E) the Applicant will solicit retail or institutional business;

(F) the Applicant will recommend securities to customers;

(G) the location or part-time status of a supervisor or principal will affect such person's ability to be an effective supervisor;

(H) the Applicant should be required to place one or more Associated Persons under heightened supervision pursuant to NASD Notice to Members 97-19 (as incorporated by reference into Nasdaq IM-3010);

(I) any remedial action, such as special training or continuing education requirements or heightened supervision, has been imposed on an Associated Person by a state or federal authority or self-regulatory organization; and

(J) any other condition that will have a material impact on the Applicant's ability to detect and prevent violations of the federal securities laws, the rules and regulations thereunder, and the Nasdaq Rules.

(11) The Applicant has a recordkeeping system that enables Applicant to comply with federal, state, and self-regulatory organization recordkeeping requirements and a staff that is sufficient in qualifications and number to prepare and preserve required records.

(12) The Applicant has completed a training needs assessment and has a written training plan that complies with the continuing education requirements imposed by the federal securities laws, the rules and regulations thereunder, and

the Nasdaq Rules.

(13) Nasdaq does not possess any information indicating that the Applicant may circumvent, evade, or otherwise avoid compliance with the federal securities laws, the rules and regulations thereunder, or the Nasdaq Rules.

(14) The application and all supporting documents otherwise are consistent with the federal securities laws, the rules and regulations thereunder, and the Nasdaq Rules.

(15) The Applicant is a member of another registered securities exchange or association. An Applicant that will transact business with the public must be a member of the NASD.

(b) Granting or Denying Application

(1) In reviewing an application for membership, the Department shall consider whether the Applicant and its Associated Persons meet each of the standards in paragraph (a). Where the Department determines that the Applicant or its Associated Persons are the subject of any of the events set forth in Rule 1014(a)(3)(A) and (C) through (E), a presumption exists that the application should be denied. The Applicant may overcome the presumption by demonstrating that it can meet each of the standards in paragraph (a), notwithstanding the existence of any of the events set forth in Rule 1014(a)(3)(A) and (C) through (E).

(2) If the Department determines that the Applicant meets each of the standards in paragraph (a), the Department shall grant the application for membership.

(3) If the Department determines that the Applicant does not meet one or more of the standards in paragraph (a) in whole or in part, the Department shall:

(A) grant the application subject to one or more restrictions reasonably designed to address a specific financial, operational, supervisory, disciplinary, investor protection, or other regulatory concern based on the standards for admission in Rule 1014(a); or

(B) deny the application.

(c) Decision

(1) Time

The Department shall serve a written decision on the membership application within 30 days after the conclusion of the membership interview or after the filing of additional information or documents, whichever is later.

(2) Content

If the Department denies the application, the decision shall explain in detail the reason for denial, referencing the applicable standard or standards in paragraph (a). If the Department grants the application subject to restrictions, the decision shall explain in detail the reason for each restriction, referencing the applicable standard or standards in paragraph (a) upon which the restriction is based and identify the specific financial, operational, supervisory, disciplinary, investor protection, or other regulatory concern that the restriction is designed to address and the manner in which the restriction is reasonably designed to address the concern.

(3) Failure to Serve Decision

If the Department fails to serve a decision within 180 days after the filing of an application or such later date as the Department and the Applicant have agreed in writing, the Applicant may file a written request with the Nasdaq Board requesting that the Nasdaq Board direct the Department to serve a decision. Within seven days after the filing of such a request, the Nasdaq Board shall direct the Department to serve its written decision immediately or to show good cause for an extension of time. If the Department shows good cause for an extension of time, the Nasdaq Board may extend the 180-day time limit by not more than 90 days.

(d) Submission of Membership Agreement

If the Department grants an application, with or without restriction, the Applicant's approval for membership shall be contingent upon the Applicant's filing of an executed written membership agreement, satisfactory to the Department, undertaking to:

(1) abide by any restriction specified in the Department's decision; and

(2) obtain the Department's approval of a change in ownership, control, or business operations pursuant to Rule 1017, including the modification or removal of a membership agreement restriction.

The Applicant shall not waive the right to file a written request for review under Rule 1015 by executing a membership agreement under this paragraph.

(e) Service and Effectiveness of Decision

The Department shall serve its decision and the membership agreement on the Applicant in accordance with Rule 1012. The decision shall become effective upon service and shall remain in effect during the pendency of any review until a decision constituting final action of Nasdaq is issued under Rule 1015 or 1016, unless otherwise directed by the Nasdaq Review Council, the Nasdaq Board, or the Commission.

(f) Effectiveness of Restriction

A restriction imposed under this Rule shall remain in effect and bind the Applicant and all successors to the ownership or control of the Applicant unless:

(1) removed or modified by a decision constituting final action of Nasdaq issued under Rule 1015, 1016, or 1017; or

(2) stayed by the Nasdaq Review Council, the Nasdaq Board, or the Commission.

(g) Final Action

Unless the Applicant files a written request for a review under Rule 1015, the Department's decision shall constitute final action by Nasdaq.

1015. Review by Nasdaq Review Council

(a) Initiation of Review by Applicant

Within 25 days after service of a decision under Rule 1014 or 1017, an Applicant may file a written request for review with the Nasdaq Review Council. A request for review shall state with specificity why the Applicant believes that the Department's decision is inconsistent with the membership standards set forth in Rule 1014, or otherwise should be set aside, and state whether a hearing is requested. The Applicant simultaneously shall file by first-class mail a copy of the request with the Department.

(b) Transmission of Documents

Within ten days after the filing of a request for review, the Department shall:

(1) transmit to the Nasdaq Review Council copies of all documents that were considered in connection with the Department's decision and an index to the documents; and

(2) serve on the Applicant a copy of such documents (other than those documents originally submitted by Applicant) and a copy of the index.

(c) Membership Application Docket

The Department shall promptly record in Nasdaq's membership application docket each request for review filed with the Nasdaq Review Council under this Rule and each material subsequent event, filing, and change in the status of a membership proceeding.

(d) Appointment of Subcommittee

The Nasdaq Review Council or the Review Subcommittee defined in Rule 9120 shall appoint a Subcommittee to participate in the review. The Subcommittee shall be composed of two or more persons who shall be current or past members of the Nasdaq Review Council or former Directors.

(e) Powers of Subcommittee

If a hearing is requested, the Subcommittee shall conduct the hearing. If a hearing is not requested, the Subcommittee may serve a notice directing that a hearing be held. If a hearing is not requested or directed, the Subcommittee shall conduct its review on the basis of the record developed before the Department and any written submissions made by the Applicant or the Department in connection with the request for review.

(f) Hearing

(1) Notice

If a hearing is requested or directed, the hearing shall be held within 45 days after the filing of the request with the Nasdaq Review Council or service of the notice by the Subcommittee. The Nasdaq Review Council shall serve written notice of the date and time of the hearing to the Applicant by facsimile or overnight courier not later than 14 days before the hearing.

(2) Counsel

The Applicant and the Department may be represented by counsel at a hearing conducted pursuant to this Rule.

(3) Evidence

Formal rules of evidence shall not apply to a hearing under this Rule. Not later than five days before the hearing, the Applicant and the Department shall exchange copies of their proposed hearing exhibits and witness lists and provide copies of the same to the Nasdaq Review Council. If the Applicant or the Department fails to provide copies of its proposed hearing exhibits or witness list within such time, the Subcommittee shall exclude the evidence or witnesses from the proceeding, unless the Subcommittee determines that good cause is shown for failure to comply with the production date set forth in this subparagraph.

(4) Transcript

The hearing shall be recorded and a transcript prepared by a court reporter. A transcript of the hearing shall be available for purchase from the court reporter at prescribed rates. The Applicant, the Department, or a witness may seek to correct the transcript. A proposed correction of the transcript shall be submitted to the Subcommittee within a reasonable period of time prescribed by the Subcommittee. Upon notice to the Applicant and the Department, the Subcommittee may direct the correction to the transcript as requested or sua sponte.

(g) Additional Information, Briefs

At any time during its consideration, the Subcommittee or the Nasdaq Review Council may direct the Applicant or the Department to file additional information or briefs. Any additional information or brief filed shall be provided to all parties before the Nasdaq Review Council renders its decision.

(h) Abandonment of Request for Review

If an Applicant fails to specify the grounds for its request for review under Rule 1015(a)(1), appear at a hearing for which it has notice, or file information or briefs as directed, the Nasdaq Review Council or the Review Subcommittee may dismiss the request for review as abandoned, and the decision of the Department shall become the final action of Nasdaq. Upon a showing of good cause, the Nasdaq Review Council or the Review Subcommittee may withdraw a dismissal entered pursuant to this paragraph.

(i) Subcommittee Recommendation

The Subcommittee shall present a recommended decision in writing to the Nasdaq Review Council within 60 days after the date of the hearing held pursuant to paragraph (f), and not later than seven days before the meeting of the Nasdaq Review Council at which the membership proceeding shall be considered.

(j) Decision

(1) Proposed Written Decision

After considering all matters presented in the review and the Subcommittee's recommended written decision, the Nasdaq Review Council may affirm, modify, or reverse the Department's decision or remand the membership proceeding with instructions. The Nasdaq Review Council shall prepare a proposed written decision pursuant to subparagraph (2).

(2) Contents

The decision shall include:

(A) a description of the Department's decision, including its rationale;

(B) a description of the principal issues raised in the review;

(C) a summary of the evidence on each issue; and

(D) a statement whether the Department's decision is affirmed, modified, or reversed, and a rationale therefor that references the applicable standards in Rule 1014.

(3) Issuance of Decision After Expiration of Call for Review Periods

The Nasdaq Review Council shall provide its proposed written decision to the Nasdaq Board. The Nasdaq Board may call the membership proceeding for review pursuant to Rule 1016. If the Nasdaq Board does not call the membership proceeding for review, the proposed written decision of the Nasdaq Review Council shall become final. The Nasdaq Review Council shall serve the Applicant with a written notice specifying the date on which the call for review period expired and stating that the final written decision will be served within 15 days after such date. The Nasdaq Review Council shall serve its final written decision within 15 days after the date on which the call for review period expired. The decision shall constitute the final action of Nasdaq for purposes of SEC Rule 19d-3, unless the Nasdaq Review Council remands the membership proceeding.

(4) Failure to Issue Decision

If the Nasdaq Review Council fails to serve its final written decision within the time prescribed in subparagraph (3), the Applicant may file a written request with the Nasdaq Board requesting that the Nasdaq Board direct the Nasdaq Review Council to serve its decision immediately or to show good cause for an extension of time. Within seven days after the filing of such a request, the Board shall direct the Nasdaq Review Council to serve its written decision immediately or to show good cause for an extension of time. If the Nasdaq Review Council shows good cause for an extension of time, the Nasdaq Board may extend the 15-day time limit by not more than 15 days.

1016. Discretionary Review by the Nasdaq Board

(a) Call for Review by Director

A Director may call a membership proceeding for review by the Nasdaq Board if the call for review is made within the period prescribed in paragraph (b).

(b) 15 Day Period; Waiver

A Director shall make his or her call for review at the next meeting of the Nasdaq Board that is at least 15 days after the date on which the Nasdaq Board receives the proposed written decision of the Nasdaq Review Council. By unanimous vote of the Nasdaq Board, the Nasdaq Board may shorten the period to less than 15 days. By an affirmative vote of the majority of the Nasdaq Board then in office, the Nasdaq Board may, during the 15 day period, vote to extend the period to more than 15 days.

(c) Review At Next Meeting

If a Director calls a membership proceeding for review within the time prescribed in paragraph (b), the Nasdaq Board shall review the membership proceeding not later than the next meeting of the Nasdaq Board. The Nasdaq Board may order the Applicant and the Department to file briefs in connection with review proceedings pursuant to this paragraph.

(d) Decision of the Nasdaq Board, Including Remand

After review, the Nasdaq Board may affirm, modify, or reverse the proposed written decision of the Nasdaq Review Council. Alternatively, the Nasdaq Board may remand the membership proceeding with instructions. The Nasdaq Board shall prepare a written decision that includes all of the elements described in Rule 1015(j)(2).

(e) Issuance of Decision

The Nasdaq Board shall serve its written decision on the Applicant within 15 days after the meeting at which it conducted its review. The decision shall constitute the final action of Nasdaq for purposes of SEC Rule 19d-3, unless the Nasdaq Board remands the membership proceeding.

1017. Application for Approval of Change in Ownership, Control, or Business Operations

(a) Events Requiring Application

A member shall file an application for approval of any of the following changes to its ownership, control, or business operations:

(1) a merger of the member with another member, unless both are members of the New York Stock Exchange, Inc. or the surviving entity will continue to be a member of the New York Stock Exchange, Inc.;

(2) a direct or indirect acquisition by the member of another member, unless the acquiring member is a member of the New York Stock Exchange, Inc.;

(3) direct or indirect acquisitions or transfers of 25% or more in the aggregate of the member's assets or any asset, business or line of operation that generates revenues comprising 25% or more in the aggregate of the member's earnings measured on a rolling 36-month basis, unless both the seller and acquirer are members of the New York Stock Exchange, Inc.;

(4) a change in the equity ownership or partnership capital of the member that results in one person or entity directly or indirectly owning or controlling 25 percent or more of the equity or partnership capital; or

(5) a material change in business operations as defined in Rule 1011.

(b) Filing and Content of Application

(1) The member shall file the application with the Department.

(2) The application shall describe in detail the change in ownership, control, or business operations and include a business plan, pro forma financials, an organizational chart, and written supervisory procedures reflecting the change.

(A) If the application requests approval of a change in ownership or control, the application also shall include the names of the new owners, their percentage of ownership, and the sources of their funding for the purchase and recapitalization of the member.

(B) If the application requests the removal or modification of a membership agreement restriction, the application also shall:

(i) present facts showing that the circumstances that gave rise to the restriction have changed; and

(ii) state with specificity why the restriction should be modified or removed in light of the standards set forth in Rule 1014 and the articulated rationale for the imposition of the restriction.

(C) If the application requests approval of an increase in Associated Persons involved in sales, offices, or markets made, the application shall set forth the increases in such areas during the preceding 12 months.

(c) Effecting Change and Imposition of Interim Restrictions

(1) A member shall file an application for approval of a change in ownership or control at least 30 days prior to such change. A member may effect a change in ownership or control prior to the conclusion of the proceeding, but the Department may place new interim restrictions on the member based on the standards in Rule 1014, pending final Department action.

(2) A member may file an application to remove or modify a membership agreement restriction at any time. An existing restriction shall remain in effect during the pendency of the proceeding.

(3) A member may file an application for approval of a material change in business operations, other than the modification or removal of a restriction, at any time, but the member may not effect such change until the conclusion of the

proceeding, unless the Department and the member otherwise agree.

(d) Rejection Of Application That Is Not Substantially Complete

If the Department determines within 30 days after the filing of an application that the application is not substantially complete, the Department may reject the application and deem it not to have been filed. In such case, within the 30 day period, the Department shall serve a written notice on the Applicant of the Department's determination and the reasons therefor. If the Applicant determines to continue to apply for approval of a change in ownership, control, or business operations, the Applicant shall submit a new application under this Rule.

(e) Request for Additional Documents and Information

Within 30 days after the filing of an application, the Department shall serve a request for any additional information or documents necessary to render a decision on the application. The Department may request additional information or documents at any time during the application process. Unless otherwise agreed to by the Department and the Applicant, the Applicant shall file such additional information or documents with the Department within 30 days after the Department's request.

(f) Membership Interview

(1) The Department may require the Applicant to participate in a membership interview within 30 days after the filing of the application, or if the Department requests additional information or documents, within 30 days after the filing of the additional information or documents by the Applicant.

(2) At least seven days before the membership interview, the Department shall serve on the Applicant a written notice that specifies the date and time of the interview and persons who are required to participate in the interview. The Department shall serve the notice by facsimile or overnight courier. The Applicant and the Department may agree to a shorter or longer period for notice or a different method of service.

(3) The membership interview shall be conducted in a location specified by Nasdaq.

(4) During the membership interview, the Department shall review the application and the considerations for the Department's decision set forth in paragraph (g)(1) with the Applicant's representative or representatives. The Department shall provide to the Applicant's representative or representatives any information or document that the Department has obtained from the Central Registration Depository or a source other than the Applicant and upon which the Department intends to base its decision under paragraph (g). If the Department receives such information or document after the membership interview or decides to base its decision on such information after the membership interview, the

Department shall promptly serve the information or document and an explanation thereof on the Applicant.

(g) Department Decision

(1) The Department shall consider the application, the membership interview, other information and documents provided by the Applicant or obtained by the Department, the public interest, and the protection of investors. In rendering a decision on an application submitted under Rule 1017(a), the Department shall consider whether the Applicant and its Associated Persons meet each of the standards in Rule 1014(a). Where the Department determines that the Applicant or its Associated Person are the subject of any of the events set forth in Rule 1014(a)(3)(A) and (C) through (E), a presumption exists that the application should be denied. The Applicant may overcome the presumption by demonstrating that it can meet each of the standards in Rule 1014 (a), notwithstanding the existence of any of the events set forth in Rule 1014(a)(3)(A) and (C) through (E).

(A) In rendering a decision on an application for approval of a change in ownership or control, or an application for approval of a material change in business operations that does not involve modification or removal of a membership agreement restriction, the Department shall determine if the Applicant would continue to meet the standards in Rule 1014(a) upon approval of the application.

(B) In rendering a decision on an application requesting the modification or removal of a membership agreement restriction, the Department shall consider whether maintenance of the restriction is appropriate in light of:

(i) the standards set forth in Rule 1014;

(ii) the circumstances that gave rise to the imposition of the restriction;

(iii) the Applicant's operations since the restriction was imposed;

(iv) any change in ownership or control or supervisors and principals; and

(v) any new evidence submitted in connection with the application.

(2) The Department shall serve a written decision on the application within 30 days after the conclusion of the membership interview or the filing of additional information or documents, whichever is later. If the Department does

not require the Applicant to participate in a membership interview or request additional information or documents, the Department shall serve a written decision within 45 days after the filing of the application under paragraph (a). The decision shall state whether the application is granted or denied in whole or in part, and shall provide a rationale for the Department's decision, referencing the applicable standard in Rule 1014.

(3) If the Department fails to serve a decision within 180 days after filing of an application or such later date as the Department and the Applicant have agreed in writing, the Applicant may file a written request with the Nasdaq Board requesting that the Nasdaq Board direct the Department to issue a decision. Within seven days after the filing of such a request, the Nasdaq Board shall direct the Department to issue a written decision immediately or to show good cause for an extension of time. If the Department shows good cause for an extension of time, the Nasdaq Board may extend the time limit for issuing a decision by not more than 30 days.

(4) If the Department approves an application under this Rule in whole or part, the Department may require an Applicant to file an executed membership agreement.

(h) Service and Effectiveness of Decision

The Department shall serve its decision on the Applicant in accordance with Rule 1012. The decision shall become effective upon service and shall remain in effect during the pendency of any review until a decision constituting final action of Nasdaq is issued under Rule 1015 or 1016, unless otherwise directed by the Nasdaq Review Council, the Nasdaq Board, or the Commission.

(i) Request for Review; Final Action

An Applicant may file a written request for review of the Department's decision with the Nasdaq Review Council pursuant to Rule 1015. The procedures set forth in Rule 1015 shall apply to such review, and the Nasdaq Review Council's decision shall be subject to discretionary review by the Nasdaq Board pursuant to Rule 1016. If the Applicant does not file a request for a review, the Department's decision shall constitute final action by Nasdaq.

(j) Removal or Modification of Restriction on Department's Initiative

The Department shall modify or remove a restriction on its own initiative if the Department determines such action is appropriate in light of the considerations set forth in paragraph (g)(1). The Department shall notify the member in writing of the Department's determination and inform the member that it may apply for further modification or removal of a restriction by filing an application under paragraph (a).

(k) Lapse or Denial of Application for Approval of Change in Ownership

If an application for approval of a change in ownership lapses, or is denied and all appeals are exhausted or waived, the member shall, no more than 60 days after the lapse or exhaustion or waiver of appeal:

(1) submit a new application;

(2) unwind the transaction; or

(3) file a Form BDW.

For the protection of investors, the Department may shorten the 60-day period. For good cause shown by the member, the Department may lengthen the 60-day period. The Department shall serve written notice on the Applicant of any change in the 60-day period and the reasons therefor. During the 60-day or other imposed period, the Department may continue to place interim restrictions on the member for the protection of investors.

1018. RESERVED

1019. Application to Commission for Review

A person aggrieved by final action of Nasdaq under the Rule 1010 Series may apply for review by the Commission pursuant to Section 19(d)(2) of the Act. The filing of an application for review shall not stay the effectiveness of a decision constituting final action of Nasdaq, unless the Commission otherwise orders.

1020. Registration of Principals

1021. Registration Requirements

(a) All Principals Must Be Registered

All persons engaged or to be engaged in the investment banking or securities business of a member who are to function as principals shall be registered as such with Nasdaq in the category of registration appropriate to the function to be performed as specified in Rule 1022. Before their registration can become effective, they shall pass a Qualification Examination for Principals appropriate to the category of registration as specified by the Nasdaq Board. A member shall not maintain a principal registration with Nasdaq for any person (1) who is no longer active in the member's investment banking or securities business, (2) who is no longer functioning as a principal, or (3) where the sole purpose is to avoid the examination requirement prescribed in paragraph (c). A member shall not make application for the registration of any person as principal where there is no intent to employ such person in the member's investment banking or securities business. A member may, however, maintain or make application for the registration as a principal of a person who performs legal, compliance, internal audit, back-office operations, or similar responsibilities for the member or a person engaged in the investment banking or securities business of a foreign securities affiliate or subsidiary of the member.

(b) Definition of Principal

Persons associated with a member, enumerated in subparagraphs (1) through (5) hereafter, who are actively engaged in the management of the member's investment banking or securities business, including supervision, solicitation, conduct of business or the training of persons associated with a member for any of these functions are designated as principals. Such persons shall include:

(1) Sole Proprietors
(2) Officers
(3) Partners
(4) Managers of Offices of Supervisory Jurisdiction, and
(5) Directors of Corporations.

(c) Requirements for Examination on Lapse of Registration

Any person whose registration has been revoked pursuant to Rule 8310 or whose most recent registration as a principal has been terminated for a period of two or more years immediately preceding the date of receipt by Nasdaq of a new application shall be required to pass a Qualification Examination for Principals appropriate to the category of registration as specified in Rule 1022 hereof.

(d) Application for Principal Status

(1) Any person associated with a member as a Registered Representative whose duties are changed by the member so as to require registration in any principal classification shall be allowed a period of 90 calendar days following the change in his or her duties during which to pass the appropriate Qualification Examination for Principals. Upon elevation, the member shall submit to Nasdaq an amended "Uniform Application for Securities Industry Registration or Transfer" and any applicable fees. In no event may a person function as a Principal beyond the initial 90 calendar day period following the change in his or her duties without having successfully passed the appropriate Qualification Examination.

(2) Any person not presently associated with a member as a Registered Representative seeking registration as a Principal shall submit the appropriate application for registration and any required registration and examination fees. Such person shall be allowed a period of 90 days after all applicable prerequisites are fulfilled to pass the appropriate Qualification Examination for Principals. In no event may a person previously unregistered in any capacity applying for principal status function as a Principal until fully qualified.

(e) Requirement of Two Registered Principals for Members

(1) A Nasdaq member, except a sole proprietorship, shall have at least two officers or partners who are registered as principals with respect to each aspect of the member's investment banking and securities business pursuant to the applicable provisions of Rule 1022. This requirement applies to persons seeking admission as members and existing members.

(2) Pursuant to the Rule 9600 Series, Nasdaq may waive the provisions of subparagraph (1) in situations that indicate conclusively that only one person associated with an applicant for membership should be required to register as a principal.

(3) In addition to the provisions of subparagraph (1) above, an applicant for membership, if the nature of its business so requires, shall have at least one person qualified for registration pursuant to Rule 1022(b) and (c).

1022. Categories of Principal Registration

(a) General Securities Principal

(1) Each person associated with a member who is included within the definition of principal in Rule 1021, and each person designated as a Chief Compliance Officer on Schedule A of Form BD, shall be required to register with Nasdaq as a General Securities Principal and shall pass an appropriate Qualification Examination before such registration may become effective unless such person's activities are so limited as to qualify such person for one or more of the limited categories of principal registration specified hereafter. A person whose activities in the investment banking or securities business are so limited is not, however, precluded from attempting to become qualified for registration as a General Securities Principal, and if qualified, may become so registered. Each person seeking to register and qualify as a General Securities Principal must, prior to or concurrent with such registration, become registered, pursuant to the Rule 1030 Series, either as a General Securities Representative or as a Limited Representative--Corporate Securities. A person who has been designated as a Chief Compliance Officer on Schedule A of Form BD for at least two years immediately prior to January 1, 2002, and who has not been subject within the last ten years to any statutory disqualification as defined in Section 3(a)(39) of the Act; a suspension; or the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding shall be required to register as a General Securities Principal, but shall be exempt from the requirement to pass the appropriate Qualification Examination. A Chief Compliance Officer who is subject to the Qualification Examination requirement shall be allowed a period of 90 calendar days following [the effective date of Nasdaq's registration as a national securities exchange] within which to pass the

appropriate Qualification Examination for Principals.

(2) A Limited Representative—Corporate Securities seeking registration as General Securities Principal who will have supervisory responsibility over the conduct of business in investment company products and variable contracts products must, prior to or concurrent with registration as a General Securities principal, become registered pursuant to the Rule 1030 Series hereof, as a Limited Representative—Investment Company and Variable Contracts Products.

(3) Except as provided in Rule 1021(c), a person who was registered with NASD as a Principal, shall not be required to pass a Qualification Examination for General Securities Principal and shall be qualified as a General Securities Principal.

(4) A person registered solely as a General Securities Principal shall not be qualified to function as a Limited Principal--Financial and Operations or Limited Principal--General Securities Sales Supervisor unless that person is also qualified and registered as such.

(b) Limited Principal--Financial and Operations

(1) Every member of Nasdaq that is operating pursuant to the provisions of SEC Rule 15c3-1(a)(1)(ii), (a)(2)(i) or (a)(8), shall designate as Limited Principal--Financial and Operations those persons associated with it, at least one of whom shall be its chief financial officer, who performs the duties described in subparagraph (2) hereof. Each person associated with a member who performs such duties shall be required to register as a Limited Principal--Financial and Operations with Nasdaq and shall pass an appropriate Qualification Examination before such registration may become effective.

(2) The term "Limited Principal--Financial and Operations" shall mean a person associated with a member whose duties include:

(A) final approval and responsibility for the accuracy of financial reports submitted to any duly established securities industry regulatory body;

(B) final preparation of such reports;

(C) supervision of individuals who assist in the preparation of such reports;

(D) supervision of and responsibility for individuals who are involved in the actual maintenance of the member's books and records from which such reports are derived;

(E) supervision and/or performance of the member's

responsibilities under all financial responsibility rules promulgated pursuant to the provisions of the Act;

(F) overall supervision of and responsibility for the individuals who are involved in the administration and maintenance of the member's back office operations; or

(G) any other matter involving the financial and operational management of the member.

(3) A person registered solely as a Limited Principal--Financial and Operations shall not be qualified to function in a principal capacity with responsibility over any area of business activity not described in subparagraph (2) hereof.

(c) Limited Principal--Introducing Broker/Dealer Financial and Operations

(1) Every member of Nasdaq that is subject to the requirements of SEC Rule 15c3-1, other than a member operating pursuant to SEC Rule 15c3-1(a)(1)(ii), (a)(2)(i) or (a)(8) in which case paragraph (b) shall apply, shall designate as Limited Principal--Introducing Broker/Dealer Financial and Operations those persons associated with it, at least one of whom shall be its chief financial officer, who perform the duties described in subparagraph (2) hereof. Each person associated with a member who performs such duties shall be required to register as a Limited Principal--Introducing Broker/Dealer Financial and Operations with Nasdaq and shall pass an appropriate Qualification Examination before such registration may become effective.

(2) The term "Limited Principal--Introducing Broker/Dealer Financial and Operations" shall mean a person associated with a member whose duties include:

(A) final approval and responsibilities for the accuracy of financial reports submitted to any duly established securities industry regulatory body;

(B) final preparation of such reports;

(C) supervision of individuals who assist in the preparation of such reports;

(D) supervision of and responsibility for individuals who are involved in the actual maintenance of the member's books and records from which such reports are derived;

(E) supervision and/or performance of the member's responsibilities under all financial responsibility rules promulgated pursuant to the provisions of the Act;

(F) overall supervision of and responsibility for the individuals who are involved in the administration and maintenance of the member's back office operations; or

(G) any other matter involving the financial and operational management of the member.

(3) Except as provided in Rule 1021(c), a person designated pursuant to the provisions of subparagraph (1) hereof, shall not be required to take the Limited Principal-- Introducing Broker/Dealer Financial and Operations Examination and shall be qualified for registration as a Limited Principal--Introducing Broker/Dealer Financial and Operations if such a person is qualified to be registered or is registered as a Limited Principal--Financial and Operations as defined in paragraph (b)(2) hereof.

(4) A person registered solely as a Limited Principal--Introducing Broker/Dealer Financial and Operations shall not be qualified to function in a principal capacity with responsibility over any area of business activity not described in subparagraph (2) hereof. Such person shall not be qualified to function in a principal capacity at a member unless such member operates under subparagraph (1) hereof.

(d) Limited Principal—Investment Company and Variable Contracts Products

(1) Each person associated with a member who is included within the definition of principal in Rule 1021, may register with Nasdaq as a Limited Principal—Investment Company and Variable Contracts Products if:

(A) his activities in the investment banking and securities business are limited to the solicitation, purchase and/or sale of:

(i) redeemable securities of companies registered pursuant to the Investment Company Act of 1940;

(ii) securities of closed-end companies registered pursuant to the Investment Company Act of 1940 during the period of original distribution only; and

(iii) variable contracts and insurance premium funding programs and other contracts issued by an insurance company except contracts which are exempt securities pursuant to Section 3(a)(8) of the Securities Act of 1933;

(B) he is registered, pursuant to the Rule 1030 Series, as either a General Securities Representative or a Limited Representative—Investment Company and Variable Contracts Products; and

(C) he passes an appropriate Qualification Examination for Limited Principal—Investment Company and Variable Contracts Products.

(2) A person registered solely as a Limited Principal—Investment Company and Variable Contracts Products shall not be qualified to function in a principal capacity with responsibility over any area of business activity not prescribed in subparagraph (1) hereof.

(e) Reserved

(f) Reserved

(g) Limited Principal--General Securities Sales Supervisor

(1) Each person associated with a member who is included in the definition of principal in Rule 1021 may register with Nasdaq as a Limited Principal--General Securities Sales Supervisor if:

(A) his or her supervisory responsibilities in the investment banking and securities business are limited to the securities sales activities of a member, including the training of sales and sales supervisory personnel and the maintenance of records of original entry and/or ledger accounts of the member required to be maintained in branch offices by SEC record keeping rules;

(B) he or she is registered pursuant to the Rule 1030 series as a General Securities Representative; and

(C) he or she is qualified to be so registered by passing an appropriate examination.

(2) A person registered in this category solely on the basis of having passed the Qualification Examination for Limited Principal--General Securities Sales Supervisor shall NOT be qualified to:

(A) function in a principal capacity with responsibility over any area of business activity not described in subparagraph (1);

(B) be included for purposes of the principal numerical requirements of Rule 1021(e)(1); or

(C) perform for a member any or all of the following activities:

(i) supervision of the origination and structuring of underwritings;

(ii) supervision of market making commitments;

(iii) final approval of advertisements as these are defined in Rule 2210;

(iv) supervision of the custody of firm or customer funds and/or securities for purposes of SEC Rule 15c3-3; or

(v) supervision of overall compliance with financial responsibility rules for broker/dealers promulgated pursuant to the provisions of the Act.

(h) Reserved

IM-1022-1. Reserved

IM-1022-2. Limited Principal--General Securities Sales Supervisor

Limited Principal--General Securities Sales Supervisor is an alternate category of registration designed to lessen the qualification burdens on principals of general securities firms who supervise sales. Without this category of limited registration, such principals could be required to separately qualify pursuant to the rules of Nasdaq, the NASD, MSRB, NYSE and the options exchanges. While persons may continue to separately qualify with all relevant self-regulatory organizations, the Limited Principal--General Securities Sales Supervisor Examination permits qualification as a supervisor of sales of all securities by one examination. Persons registered as Limited Principals--General Securities Sales Supervisor may also qualify in any other category of principal registration. Persons who are already qualified in one or more categories of principal registration may supervise sales activities of all securities by also qualifying as Limited Principals--General Securities Sales Supervisor.

Functions that may be performed by Limited Principals--General Securities Sales Supervisors. Any person required to be registered as a principal who supervises sales activities in corporate, municipal and option securities, investment company products, variable contracts, direct participation programs, and security futures may be registered solely as a Limited Principal--General Securities Sales Supervisor. In addition to branch office managers, other persons such as regional and national sales managers may also be registered solely as Limited Principals--General Securities Sales Supervisor as long as they supervise only sales activities. Qualification as a General Securities Representative is a prerequisite for registration as a Limited Principal--General Securities Sales Supervisor.

Functions that may not be performed by Limited Principals--General Securities

Sales Supervisors. Certain functions may not be performed by persons registered solely as Limited Principal--General Securities Sales Supervisor. These include supervisory responsibility for the origination and structuring of underwritings, market-making, final approval of advertising, custody of firm or customer funds and/or securities for purposes of SEC Rule 15c3-3 and overall compliance with financial responsibility rules for broker/dealers. Persons responsible for any of these activities are still required to qualify in the appropriate categories of principal registration. Moreover, persons qualified only as Limited Principals--General Securities Sales Supervisor are not included for purposes of the two principal requirements of Rule 1021(e)(1).

1030. Registration of Representatives

1031. Registration Requirements

(a) All Representatives Must Be Registered

All persons engaged or to be engaged in the investment banking or securities business of a member who are to function as representatives shall be registered as such with Nasdaq in the category of registration appropriate to the function to be performed as specified in Rule 1032. Before their registration can become effective, they shall pass a Qualification Examination for Representatives appropriate to the category of registration as specified by the Nasdaq Board. A member shall not maintain a representative registration with Nasdaq for any person (1) who is no longer active in the member's investment banking or securities business, (2) who is no longer functioning as a representative, or (3) where the sole purpose is to avoid the examination requirement prescribed in paragraph (c). A member shall not make application for the registration of any person as representative where there is no intent to employ such person in the member's investment banking or securities business. A member may, however, maintain or make application for the registration as a representative of a person who performs legal, compliance, internal audit, back-office operations, or similar responsibilities for the member, or a person who performs administrative support functions for registered personnel, or a person engaged in the investment banking or securities business of a foreign securities affiliate or subsidiary of the member.

(b) Requirement for Examination on Lapse of Registration

Any person whose registration has been revoked pursuant to Rule 8310 or whose most recent registration as a representative or principal has been terminated for a period of two (2) or more years immediately preceding the date of receipt by Nasdaq of a new application shall be required to pass a Qualification Examination for Representatives appropriate to the category of registration as specified in Rule 1032.

(c) Qualification Requirements

No Nasdaq member shall permit any person associated with the Nasdaq member to engage in the investment banking or securities business unless the Nasdaq member determines that such person satisfies the qualification requirements established by the Nasdaq Board and is not subject to statutory disqualification.

(d) Application for Registration

(1) Application by any person for registration with Nasdaq, properly signed by the applicant, shall be made to Nasdaq via electronic process or such other process as Nasdaq may prescribe, on the form proscribed by Nasdaq, and shall contain:

(A) an agreement to comply with the federal securities laws, the rules and regulations thereunder, the Nasdaq Rules, and all rulings, orders, directions, and decisions issued and sanctions imposed under the Nasdaq Rules; and

(B) such other reasonable information with respect to the applicant as Nasdaq may require.

(2) Nasdaq shall not approve an application for registration of any person who is not eligible to be an associated person of a Nasdaq member under the provisions of Nasdaq Rule 1002(b).

(3) Every application for registration filed with Nasdaq shall be kept current at all times by supplementary amendments via electronic process or such other process as Nasdaq may prescribe. Such amendments to the application shall be filed with Nasdaq not later than 30 days after the applicant learns of the facts or circumstances giving rise to the amendment. If such amendment involves a statutory disqualification, such amendment shall be filed not later than ten days after such disqualification occurs.

(e) Notification by Member to Nasdaq and Associated Person of Termination; Amendment to Notification

(1) Following the termination of the association with a Nasdaq member of a person who is registered with it, such Nasdaq member shall, not later than 30 days after such termination, give notice of the termination of such association to Nasdaq via electronic process or such other process as Nasdaq may prescribe, on a form designated by Nasdaq, and concurrently shall provide to the person whose association has been terminated a copy of said notice as filed with Nasdaq. A Nasdaq member that does not submit such notification and provide a copy to the person whose association has been terminated, within the time period prescribed, shall be assessed any late filing fee that is specified by the Nasdaq Rules. Termination of registration of such person associated with a Nasdaq member shall not take effect so long as any complaint or action under the Nasdaq Rules is pending against a Nasdaq member and to which complaint or action such person associated with a Nasdaq member is also a respondent, or so long as any complaint or action is pending against such person individually under the Nasdaq

Rules. Nasdaq, however, may in its discretion declare the termination effective at any time.

(2) The Nasdaq member shall notify Nasdaq, via electronic process or such other process as Nasdaq may prescribe, by means of an amendment to the notice filed pursuant to paragraph (1) in the event that the Nasdaq member learns of facts or circumstances causing any information set forth in said notice to become inaccurate or incomplete. Such amendment shall be filed with Nasdaq via electronic process or such other process as Nasdaq may prescribe, and a copy provided to the person whose association with the Nasdaq member has been terminated not later than 30 days after the Nasdaq member learns of the facts or circumstances giving rise to the amendment.

(f) Retention of Jurisdiction

A person whose association with a Nasdaq member has been terminated and who is no longer associated with any member of Nasdaq or a person whose registration has been revoked or canceled shall continue to be subject to the filing of a complaint under Nasdaq Rules based upon conduct which commenced prior to the termination, revocation, or cancellation or upon such person's failure, while subject to Nasdaq's jurisdiction as provided herein, to provide information requested by Nasdaq pursuant to the Nasdaq Rules, but any such complaint shall be filed within:

(1) six years after the effective date of termination of registration pursuant to subsection (c); provided, however, that any amendment to a notice of termination filed pursuant to paragraph (c)(2) that is filed within six years of the original notice that discloses that such person may have engaged in conduct actionable under any applicable statute, rule, or regulation shall operate to recommence the running of the six-year period under this subsection;

(2) six years after the effective date of revocation or cancellation of registration pursuant to the Nasdaq Rules; or

(3) in the case of an unregistered person, within six years after the date upon which such person ceased to be associated with the Nasdaq member.

1032. Categories of Representative Registration

(a) General Securities Representative

(1) Each person associated with a member who is included within the definition of a Representative in Rule 1031, shall be required to register with Nasdaq as a General Securities Representative and shall pass an appropriate Qualification Examination before such registration may become effective unless his or her activities are so limited as to qualify him for one or more of the limited categories of representative registration specified hereafter. A person whose activities in the investment banking or securities business are so limited is not,

however, precluded from attempting to become qualified for registration as a General Securities Representative, and if qualified, may become so registered.

(2) Except as provided in Rule 1031(b):

(A) Reserved

(B) A person who is authorized or approved to conduct business in accordance with the requirements of The Financial Services Authority and having passed the Modified General Securities Representative Qualification Examination shall be qualified to be registered as a General Securities Representative except that such person's activities in the investment banking or securities business may not involve the solicitation, purchase and/or sale of municipal securities as defined in Section 3(a)(29) of the Act.

(C) A person presently registered and in good standing as a representative with any Canada stock exchange, or with a securities regulator of any Canada Province or Territory, or with the Investment Dealers Association of Canada, and who has completed the training course of the Canadian Securities Institute, and who has passed the Canada Module of the General Securities Registered Representative Examination, shall be qualified to be registered as a General Securities Representative except that such person's activities may not involve the solicitation, purchase and/or sale of municipal securities as defined in Section 3(a)(29) of the Act.

(D) A person presently registered and in good standing as a representative with any Japan stock exchange, or with any Japan Securities Dealers Association, and who has passed the Japan Module of the General Securities Registered Representative Examination, shall be qualified to be registered as a General Securities Representative except that such person's activities may not involve the solicitation, purchase and/or sale of municipal securities as defined in Section 3(a)(29) of the Act.

(b) Limited Representative—Investment Company and Variable Contracts Products

(1) Each person associated with a member who is included within the definition of a representative in Rule 1031 may register with Nasdaq as a Limited Representative—Investment Company and Variable Contracts Products if:

(A) his activities in the investment banking or securities business are limited solely to those activities enumerated in Rule 1022(d)(1), and

(B) he passes an appropriate Qualification Examination for Limited Representative—Investment Company and Variable Contracts Products.

(2) A person qualified solely as a Limited Representative—Investment Company and Variable Contracts Products shall not be qualified to function as a representative in any area not described in paragraph (b)(1)(A) hereof.

(c) Reserved

(d) Reserved

(e) Limited Representative--Corporate Securities

(1) Each person associated with a member who is included within the definition of a representative in Rule 1031 may register with Nasdaq as a Limited Representative--Corporate Securities if:

(A) Such person's activities in the investment banking or securities business involve the solicitation, purchase, and/or sale of a "security," as that term is defined in Section 3(a)(10) of the Act, and do not include such activities with respect to the following securities unless such person is separately qualified and registered with the NASD in the category or categories of registration related to these securities:

(i) Municipal securities as defined in Section 3(a)(29) of the Act;

(ii) Options;

(iii) Redeemable securities of companies registered pursuant to the Investment Company Act of 1940, except for money market funds;

(iv) Variable contracts of insurance companies registered pursuant to the Securities Act of 1933; and/or

(v) Direct Participation Programs.

(B) Such person passes an appropriate qualification examination for Limited Representative--Corporate Securities.

(2) A person qualified solely as a Limited Representative--Corporate Securities shall not be qualified to function in any area not described by subparagraph (1) hereof.

(3) For purposes of Rule 1032(e), the terms "option" and "direct participation program" shall have the meanings assigned to such terms by NASD Rules 2860 and 1022(e)(1)(A), respectively, and the definitions contained in such NASD rules shall apply to Nasdaq members as if such Rules were part of Nasdaq's Rules.

(f) Limited Representative - Equity Trader

(1) Each person associated with a member who is included within the definition of a representative as defined in Rule 1031 must register with Nasdaq as a Limited Representative - Equity Trader if, with respect to transactions in equity, preferred or convertible debt securities, such person is engaged in proprietary trading, the execution of transactions on an agency basis, or the direct supervision of such activities, other than any person associated with a member whose trading activities are conducted principally on behalf of an investment company that is registered with the Commission pursuant to the Investment Company Act of 1940 and that controls, is controlled by or is under common control, with the member.

(2) Before registration as a Limited Representative - Equity Trader as defined in subparagraph (1) hereof may become effective, an applicant must:

(A) be registered pursuant to Rule 1032, either as a General Securities Representative or a Limited Representative - Corporate Securities; and

(B) pass an appropriate Qualification Examination for Limited Representative-Equity Trader.

(g) Reserved

(h) Reserved

1040. Registration of Assistant Representatives

1041. Registration Requirements for Assistant Representatives

(a) All Assistant Representatives--Order Processing Must Be Registered

All persons associated with a member who are to function as Assistant Representatives-- Order Processing shall be registered with Nasdaq. Before their registrations can become effective, they shall pass a Qualification Examination for Assistant Representatives--Order Processing as specified by the Nasdaq Board.

(b) Definition of Assistant Representative--Order Processing

Persons associated with a member who accept unsolicited customer orders for submission for execution by the member are designated as Assistant Representatives--Order Processing.

(c) Requirement for Examination on Lapse of Registration

Any persons whose most recent registration as an Assistant Representative--Order Processing has been terminated for a period of two (2) or more years immediately preceding the date of receipt by Nasdaq of a new application shall be required to pass a Qualification Examination for Assistant Representative--Order Processing.

1042. Restrictions for Assistant Representatives

(a) Prohibited Activities

An Assistant Representative--Order Processing may not solicit transactions or new accounts on behalf of the member, render investment advice, make recommendations to customers regarding the appropriateness of securities transactions, or effect transactions in securities markets on behalf of the member. Persons registered in this category may not be registered concurrently in any other capacity.

(b) Compensation

Members may only compensate Assistant Representatives--Order Processing on an hourly wage or salaried basis and may not in any way, directly or indirectly, relate their compensation to the number or size of transactions effected for customers. This provision shall not prohibit persons registered in this capacity from receiving bonuses or other compensation based on a member's profit sharing plan or similar arrangement.

(c) Supervision

The activities of Assistant Representatives--Order Processing may only be conducted at a business location of the member that is under the direct supervision of an appropriately registered principal.

1043. Reserved

1050. Research Analysts

A Nasdaq member that employs a research analyst or publishes or otherwise distributes a research report shall also be a member of the NASD or the New York Stock Exchange and shall comply with NASD Rules 2711, 1050, 1022, 1120 (and any other applicable NASD rules that apply to research analysts or research reports), as amended and/or New York Stock Exchange Rules 472, 344, 345A, 351 (and any other applicable New York Stock Exchange rules that apply to research analysts or research reports), as amended. For purposes of this Rule 1050, (i) "research analyst" shall mean an associated person who is primarily responsible for, and any associated person who reports directly or indirectly to such research analyst in connection with, the preparation of the substance of a research report, whether or not any such person has the job title of "research analyst," and (ii) "research report" shall mean a written or electronic communication that includes an analysis of equity securities of individual companies or industries, and that provides information reasonably sufficient upon which to base an investment decision.

1060. Persons Exempt from Registration

(a) The following persons associated with a member are not required to be registered with Nasdaq:

(1) persons associated with a member whose functions are solely and exclusively clerical or ministerial;

(2) persons associated with a member who are not actively engaged in the investment banking or securities business;

(3) persons associated with a member whose functions are related solely and exclusively to the member's need for nominal corporate officers or for capital participation; and

(4) persons associated with a member whose functions are related solely and exclusively to:

(A) effecting transactions on the floor of another national securities exchange and who are registered as floor members with such exchange;

(B) transactions in municipal securities;

(C) transactions in commodities;

(D) transactions in security futures, provided that any such person is registered with the NASD or a registered futures association; or

(E) transactions in variable contracts and insurance premium funding programs and other contracts issued by an insurance company;

(F) transactions in direct participation programs;

(G) transactions in options;

(H) transactions in government securities;

(I) effecting sales as part of a primary offering of securities not involving a public offering pursuant to Section 3(b), 4(2), or 4(6) of the Securities Act of 1933 and the rules and regulations thereunder.

For purposes of Rule 1060(a)(4), the terms "option" and "direct participation program" shall have the meanings assigned to such terms by NASD Rules 2860 and 1022(e)(1)(A), respectively, and the definitions contained in such NASD rules shall apply to Nasdaq members as if such Rules were part of Nasdaq's Rules.

(b) Member firms, and persons associated with a member, may pay to nonregistered foreign persons transaction-related compensation based upon the business of customers they direct to member firms if the following conditions are met:

(1) the member firm has assured itself that the nonregistered foreign person who will receive the compensation (the "finder") is not required to register in the U.S. as a broker/dealer nor is subject to a disqualification as defined in the Nasdaq Rules, and has further assured itself that the compensation arrangement does not violate applicable foreign law;

(2) the finders are foreign nationals (not U.S. citizens) or foreign entities domiciled abroad;

(3) the customers are foreign nationals (not U.S. citizens) or foreign entities domiciled abroad transacting business in either foreign or U.S. securities;

(4) customers receive a descriptive document, similar to that required by Rule 206(4)-3(b) of the Investment Advisers Act of 1940, that discloses what compensation is being paid to finders;

(5) customers provide written acknowledgment to the member firm of the existence of the compensation arrangement and that such acknowledgment is retained and made available for inspection by Nasdaq;

(6) records reflecting payments to finders are maintained on the member firm's books and actual agreements between the member firm and persons compensated are available for inspection by Nasdaq; and

(7) the confirmation of each transaction indicates that a referral or finders fee is being paid pursuant to an agreement.

1070. Qualification Examinations and Waiver of Requirements

(a) Qualification Examinations specified in this Rule 1000 Series shall consist of a series of questions based upon topics contained in study outlines provided by Nasdaq, a list of which is available from the Department.

(b) Examinations shall be given at such times and places and under such conditions as shall be prescribed by the Nasdaq Board and shall be graded according to the procedure prescribed by the Board.

(c) Examination results shall be reported to member firms and may be accompanied by an analysis of the candidate's performance on the examination. Passing scores assigned to each examination series shall be determined by the Nasdaq Board, or its designee.

(d) Pursuant to the Rule 9600 Series, Nasdaq may, in exceptional cases and where good cause is shown, waive the applicable Qualification Examination and accept other standards as evidence of an applicant's qualifications for registration. Advanced age or physical infirmity will not individually of themselves constitute sufficient grounds to waive a Qualification Examination. Experience in fields ancillary to the investment banking or securities business may constitute sufficient grounds to waive a Qualification Examination.

(e) Any person associated with a member who fails to pass a qualification examination prescribed by Nasdaq shall be permitted to take the examination again after either a period of 30 calendar days has elapsed from the date of the prior examination or the next administration of an examination administered on a monthly basis, except that any person who fails to pass an examination three or more times in succession shall be prohibited from again taking such examination either until a period of 180 calendar days has elapsed from the date of such person's last attempt to pass the examination or until the sixth subsequent administration of an examination administered on a monthly basis.

1080. Confidentiality of Examinations

Nasdaq considers all of its Qualification Examinations to be highly confidential. The removal from an examination center, reproduction, disclosure, receipt from or passing to any person, or use for study purposes of any portion of such Qualification Examination, whether of a present or past series, or any other use which would compromise the effectiveness of the Examinations and the use in any manner and at any time of the questions or answers to the Examinations are prohibited and are deemed to be a violation of Rule 2110. An applicant cannot receive assistance while taking the examination. Each applicant shall certify to the Board that no assistance was given to or received by him during the examination.

1090. Foreign Members

A member which does not maintain an office in the United States responsible for preparing and maintaining financial and other reports required to be filed with the Commission and Nasdaq must:

(a) prepare all such reports, and maintain a general ledger chart of account and any description thereof, in English and U.S. dollars;

(b) reimburse Nasdaq for any expenses incurred in connection with examinations of the member to the extent that such expenses exceed the cost of examining a member located within the continental United States in the geographic location most distant from Nasdaq;

(c) ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of Nasdaq during examinations; and

(d) utilize, either directly or indirectly, the services of a broker/dealer registered with the Commission, a bank or a clearing agency registered with the Commission located in the United States in clearing all transactions involving members of Nasdaq, except where both parties to a transaction agree otherwise.

1100. Foreign Associates

(a) All persons associated with a member who are designated as Foreign Associates shall be required to be registered but shall be exempt from the requirement to pass a Qualification Examination. Persons associated with a member shall be designated as Foreign Associates if they meet the following criteria:

(1) They are not citizens, nationals, or residents of the United States or any of its territories or possessions;

(2) They will conduct all of their securities activities in areas outside the jurisdiction of the United States and they will not engage in any securities activities with or for any citizen, national or resident of the United States.

(b) Prior to the time the exemption provided for in paragraph (a) hereof may become effective, the member desiring to employ any such person must file with Nasdaq a "Uniform Application for Securities Industry Registration or Transfer" for each such person and must certify that such person meets the criteria of paragraph (a), as well as that:

(1) Such person is not subject to any of the prohibitions to registration with Nasdaq;

(2) Service of process for any proceeding instituted by Nasdaq in respect to such person may be sent to an address designated by the member.

(c) In the event of the termination of the employment of a Foreign Associate, the member must notify Nasdaq immediately by filing a notice of termination.

1110. Reserved

1120. Continuing Education Requirements

This Rule prescribes requirements regarding the continuing education of certain registered persons subsequent to their initial qualification and registration with Nasdaq. The requirements shall consist of a Regulatory Element and a Firm Element as set forth below.

(a) Regulatory Element

(1) Requirements

No member shall permit any registered person to continue to, and no registered person shall continue to, perform duties as a registered person unless such person has complied with the requirements of paragraph (a) hereof.

Each registered person shall complete the Regulatory Element on the occurrence of their second registration anniversary date and every three years thereafter, or as otherwise prescribed by Nasdaq. On each occasion, the Regulatory Element must be completed within 120 days after the person's registration anniversary date. A person's initial registration date, also known as the "base date," shall establish the cycle of anniversary dates for purposes of this Rule. The content of the Regulatory Element shall be determined by Nasdaq and shall be appropriate to either the registered representative or principal status of person subject to the Rule.

(2) Failure to Complete

Unless otherwise determined by Nasdaq, any registered persons who have not completed the Regulatory Element within the prescribed time frames will have their registrations deemed inactive until such time as the requirements of the program have been satisfied. Any person whose registration has been deemed inactive under this Rule shall cease all activities as a registered person and is prohibited from performing any duties and functioning in any capacity requiring registration. A registration that is inactive for a period of two years will be administratively terminated. A person whose registration is so terminated may reactivate the registration only by reapplying for registration and meeting the qualification requirements of the applicable provisions of the Rule 1020 Series and the Rule 1030 Series. Nasdaq may, upon application and a showing of good cause, allow for additional time for a registered person to satisfy the program requirements.

(3) Disciplinary Actions

Unless otherwise determined by Nasdaq, a registered person will be required to retake the Regulatory Element and satisfy all of its requirements in the event such person:

(A) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Act;

(B) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding; or

(C) is ordered as a sanction in a disciplinary action to retake the Regulatory Element by any securities governmental agency or self-regulatory organization.

The retaking of the Regulatory Element shall commence with participation within 120 days of the registered person becoming subject to the statutory disqualification, in the case of (A) above, or the disciplinary action becoming final, in the case of (B) and (C) above. The date of the disciplinary action shall be treated as such person's new base date with Nasdaq.

(4) Reassociation in a Registered Capacity

Any registered person who has terminated association with a member and who has, within two years of the date of termination, become reassociated in a registered capacity with a member shall participate in the Regulatory Element at such intervals that may apply (second anniversary and every three years thereafter) based on the initial registration anniversary date rather than based on the date of reassociation in a registered capacity.

(5) Definition of Registered Person

For purposes of this Rule, the term "registered person" means any person registered with Nasdaq as a representative, principal, or assistant representative pursuant to the Rule 1020, 1030, 1040, and 1110 Series.

(6) In-Firm Delivery of the Regulatory Element

Nasdaq Members that are also NASD members will be permitted to administer the continuing education Regulatory Element program to their registered persons by instituting an in-firm program to the extent such program has been deemed acceptable to the NASD in accordance with NASD Rule 1120(a)(6). Such a program shall be administered by persons eligible to serve as principals and proctors under NASD Rules 1043 and 1120(a)(6). Nasdaq Members that are NASD members and that institute in-firm delivery of the Regulatory Element program shall comply with NASD Rules 1120(a)(6) and 1043 as if such Rules were part of Nasdaq's Rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 1120(a)(6) by complying with NASD Rules 1120(a)(6) and 1043 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 1120(a)(6) are being performed by

NASD Regulation on behalf of Nasdaq.

Nasdaq Members that are not NASD members will not be permitted to institute in-firm delivery of the Regulatory Element program.

(7) Regulatory Element Contact Person

Each member shall designate and identify to Nasdaq (by name and e-mail address) an individual or individuals responsible for receiving e-mail notifications provided via the Central Registration Depository regarding when a registered person is approaching the end of his or her Regulatory Element time frame and when a registered person is deemed inactive due to failure to complete the requirements of the Regulatory Element program, and provide prompt notification to Nasdaq regarding any change in such designation(s). Each member must review and, if necessary, update the information regarding its Regulatory Element contact person(s) within 17 business days after the end of each calendar quarter to ensure the information's accuracy.

(b) Firm Element

(1) Persons Subject to the Firm Element

The requirements of this subparagraph shall apply to any person registered with a member who has direct contact with customers in the conduct of the member's securities sales, trading and investment banking activities, and to the immediate supervisors of such persons (collectively, "covered registered persons"). "Customer" shall mean any natural person and any organization, other than another broker or dealer, executing securities transactions with or through or receiving investment banking services from a member.

(2) Standards for the Firm Element

(A) Each member must maintain a continuing and current education program for its covered registered persons to enhance their securities knowledge, skill, and professionalism. At a minimum, each member shall at least annually evaluate and prioritize its training needs and develop a written training plan. The plan must take into consideration the member's size, organizational structure, and scope of business activities, as well as regulatory developments and the performance of covered registered persons in the Regulatory Element. If a member's analysis establishes the need for supervisory training for persons with supervisory responsibilities, such training must be included in the member's training plan.

(B) Minimum Standards for Training Programs - Programs used to implement a member's training plan must be appropriate for the business of the member and, at a minimum must cover the following matters concerning securities products, services, and strategies offered by the member:

(i) General investment features and associated risk factors;

(ii) Suitability and sales practice considerations; and

(iii) Applicable regulatory requirements.

(C) Administration of Continuing Education Program - A member must administer its continuing education programs in accordance with its annual evaluation and written plan and must maintain records documenting the content of the programs and completion of the programs by covered registered persons.

(3) Participation in the Firm Element

Covered registered persons included in a member's plan must take all appropriate and reasonable steps to participate in continuing education programs as required by the member.

(4) Specific Training Requirements

Nasdaq may require a member, individually or as part of a larger group, to provide specific training to its covered registered persons in such areas as Nasdaq deems appropriate. Such a requirement may stipulate the class of covered registered persons for which it is applicable, the time period in which the requirement must be satisfied and, where appropriate, the actual training content.

1130. Reliance on Current Membership List

The Nasdaq Secretary shall keep a currently accurate and complete membership roll, containing the name and address of each Nasdaq member, and the name and address of the executive representative of each Nasdaq member. In any case where a membership has been terminated, such fact shall be recorded together with the date on which the membership ceased. The membership roll of Nasdaq shall at all times be available to all members of Nasdaq, to all governmental authorities, and to the general public. For the purpose of complying with pertinent Rules, a member shall be entitled to rely on such membership roll.

1140. Electronic Filing Rules

(a) Filing Requirement

Except as provided in Rule 1013(a)(2), all forms required to be filed under the Rule 1000 Series shall be filed through an electronic process or such other process as Nasdaq may prescribe to the Central Registration Depository.

(b) Supervisory Requirements

(1) In order to comply with the supervisory procedures requirement in Rule 3010, each member shall identify a Registered Principal(s) or corporate officer(s) who has a position of authority over registration functions, to be responsible for supervising the electronic filing of appropriate forms pursuant to this Rule.

(2) The Registered Principal(s) or corporate officer(s) who has or have the responsibility to review and approve the forms filed pursuant to this Rule shall be required to acknowledge, electronically, that he is filing this information on behalf of the member and the member's associated persons.

(c) Form U4 Filing Requirements

(1) Every initial and transfer electronic Form U4 filing shall be based on a signed Form U4 provided to the member or applicant for membership by the person on whose behalf the Form U4 is being filed. As part of the member's recordkeeping requirements, it shall retain the person's signed Form U4 and make it available promptly upon regulatory request. An applicant for membership also must retain every signed Form U4 it receives during the application process and make them available promptly upon regulatory request.

(2) Fingerprint Cards

Upon filing an electronic Form U4 on behalf of a person applying for registration, a member shall promptly submit a fingerprint card for that person. Nasdaq may make a registration effective pending receipt of the fingerprint card. If a member fails to submit a fingerprint card within 30 days after Nasdaq receives the electronic Form U4, the person's registration shall be deemed inactive. In such case, Nasdaq shall notify the member that the person must immediately cease all activities requiring registration and is prohibited from performing any duties and functioning in any capacity requiring registration. Nasdaq shall administratively terminate a registration that is inactive for a period of two years. A person whose registration is administratively terminated may reactivate the registration only by reapplying for registration and meeting the qualification requirements of the applicable provisions of the Rule 1020 Series and the Rule 1030 Series. Upon application and a showing of good cause, Nasdaq may extend the 30-day period.

(d) Form U-5 Filing Requirements

Initial filings and amendments of Form U-5 shall be submitted electronically. As part of the member's recordkeeping requirements, it shall make such records available upon regulatory request.

(e) Third Party Filing

A member may employ a third party to file the required forms electronically on its behalf.

1150. Executive Representative

Each Nasdaq member shall appoint and certify to the Secretary of Nasdaq one "executive representative" who shall represent, vote, and act for the Nasdaq member in all the affairs of Nasdaq; provided, however, that other representatives of a Nasdaq member may also serve on the Nasdaq Board or committees of Nasdaq or otherwise take part in the affairs of Nasdaq. A Nasdaq member may change its executive representative or appoint a substitute for its executive representative upon giving notice thereof to the Nasdaq Secretary via electronic process or such other process as Nasdaq may prescribe. An executive representative of a Nasdaq member or a substitute shall be a member of senior management and registered principal of the Nasdaq member. Each executive representative shall maintain an Internet electronic mail account for communication with Nasdaq and shall update firm contact information as prescribed by Nasdaq. Each member shall review and, if necessary, update its executive representative designation and contact information within 17 business days after the end of each calendar quarter.

CONDUCT RULES

Table of Contents

CONDUCT RULES

2000. BUSINESS CONDUCT

2100. GENERAL STANDARDS

2110. Standards of Commercial Honor and Principles of Trade

A member, in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

IM-2110-1. Reserved

IM-2110-2. Trading Ahead of Customer Limit Order

(a) Nasdaq members and persons associated with a member shall comply with NASD Interpretive Material 2110-2 as if such Rule were part of Nasdaq's rules.

(b) For purposes of this Rule:

(1) references to "the Rules of the Association", or "the Association's Rules" shall be construed as references to "the Nasdaq Rules",

(2) references to "the Association's Board of Governors" shall be construed as references to "the Nasdaq Board",

(3) references to Rule 2110, Rule 2320, and Rule 3110 shall be construed as references to Nasdaq Rule 2210, Nasdaq Rule 2320, and Nasdaq Rule 3110,

(4) references to "the Association" shall be construed as references to "Nasdaq".

(5) Nasdaq members and persons associated with a member relying upon the exemption set forth in NASD Interpretive Material 2110-2(c) shall comply with the provisions of the NASD Rule 4600 Series cited therein as if such Rules were part of Nasdaq's Rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Interpretive Material 2110-2 by complying with NASD Interpretive Material 2110-2 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Interpretive Material 2110-2 are being performed by NASD Regulation on behalf of Nasdaq.

IM-2110-3. Front Running Policy

It shall be considered conduct inconsistent with just and equitable principles of trade for a member or person associated with a member, for an account in which such member or person associated with a member has an interest, for an account with respect to which such member or person associated with a member exercises investment discretion, or for certain customer accounts, to cause to be executed:

(a) an order to buy or sell an option or a security future when such member or person associated with a member causing such order to be executed has material, non-public market information concerning an imminent block transaction in the underlying security, or when a customer has been provided such material, non-public market information by the member or any person associated with a member, prior to the time information concerning the block transaction has been made publicly available; or

(b) an order to buy or sell an underlying security when such member or person associated with a member causing such order to be executed has material, non-public market information concerning an imminent block transaction in an option or a security future overlying that security, or when a customer has been provided such material, non-public market information by the member or any person associated with a member prior to the time information concerning the block transaction has been made publicly available.

The violative practice noted above may include transactions which are executed based upon knowledge of less than all of the terms of the block transaction, so long as there is knowledge that all of the material terms of the transaction have been or will be agreed upon imminently.

The general prohibitions stated above shall not apply to transactions executed by member participants in automatic execution systems in those instances where participants must accept automatic executions.

These prohibitions also do not include situations in which a member or person associated with a member receives a customer's order of block size relating to both an option and the underlying security or both a security future and the underlying security. In such cases, the member and person associated with a member may position the other side of one or both components of the order. However, in these instances, the member and person associated with a member would not be able to cover any resulting proprietary position(s) by entering an offsetting order until information concerning the block transaction involved has been made publicly available.

The application of this front running policy is limited to transactions that are required to be reported on the last sale reporting systems administered by Nasdaq, Consolidated Tape Association (CTA), or Option Price Reporting Authority (OPRA). The front running policy also applies to security futures transactions regardless of whether such products are reported pursuant to such systems. Information as to a block transaction shall be considered to be publicly available when it has been disseminated via the tape or high speed communications line of one of those systems, a similar system of another national securities exchange under Section 6 of the Act, an alternative trading system under Regulation ATS, or by a third-party news wire service.

A transaction involving 10,000 shares or more of an underlying security, or options or security futures covering such number of shares is generally deemed to be a block transaction, although a transaction of less than 10,000 shares could be considered a block transaction in appropriate cases. A block transaction that has been agreed upon does not lose its identity as such by arranging for partial executions of the full transaction in portions which themselves are not of block size if the execution of the full transaction may have a material impact on the market. In this situation, the requirement that information concerning the block transaction be made publicly available will not be satisfied until the entire block transaction has been completed and publicly reported.

IM-2110-4. Trading Ahead of Research Reports

Nasdaq, under its statutory obligation to protect investors and enhance market quality, is issuing an interpretation to the Rules regarding a member firm's trading activities that occur in anticipation of a firm's issuance of a research report regarding a security. Nasdaq is concerned with activities of member firms that purposefully establish or adjust the firm's inventory position in Nasdaq-listed securities, other exchange-listed securities traded on Nasdaq pursuant to unlisted trading privileges, or a derivative security based primarily on a specific security listed on Nasdaq or another exchange in anticipation of the issuance of a research report in that same security. For example, a firm's research department may prepare a research report recommending the purchase of a particular Nasdaq-listed security. Prior to the publication and dissemination of the report, however, the trading department of the member firm might purposefully accumulate a position in that security to meet anticipated customer demand for that security. After the firm had established its position, the firm would issue the report, and thereafter fill customer orders from the member firm's inventory positions.

Nasdaq believes that such activity is conduct which is inconsistent with just and equitable principles of trade, and not in the best interests of the investors. Thus, this interpretation prohibits a member from purposefully establishing, creating or changing the firm's inventory position in a Nasdaq-listed security, another exchange-listed security traded on Nasdaq pursuant to unlisted trading privileges, or a derivative security related to the underlying equity security, in anticipation of the issuance of a research report regarding such security by the member firm.

Rule 2110 states that:

> A member in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

* * * *

Nasdaq is issuing the following interpretation of Rule 2110:

Trading activity purposefully establishing, increasing, decreasing, or liquidating a position in a Nasdaq security, another exchange-listed security traded on Nasdaq pursuant to unlisted trading privileges, or a derivative security based primarily upon a specific security listed on Nasdaq or another exchange, in anticipation of the issuance of a research report in that security, is inconsistent with just and equitable principles of trade and is a violation of Rule 2110.

For the purposes of this interpretation, a "purposeful" change in the firm's inventory position means any trading activities undertaken with the intent of altering a firm's position in a security in anticipation of accommodating investor interest once the research report has been published. Hence, the interpretation does not apply to changes in an inventory position related to unsolicited order flow from a firm's retail or broker/dealer client base or to research done solely for in-house trading and not in any way used for external publication.

Under this interpretation, Nasdaq recommends, but does not require, that member firms develop and implement policies and procedures to establish effective internal control systems and procedures that would isolate specific information within research and other relevant departments of the firm so as to prevent the trading department from utilizing the advance knowledge of the issuance of a research report. Firms that choose not to develop "information barrier" procedures bear the burden of demonstrating that the basis for changes in inventory positions in advance of research reports was not purposeful.

IM-2110-5. Anti-Intimidation/Coordination

Nasdaq is issuing this interpretation to codify a longstanding policy. It is conduct inconsistent with just and equitable principles of trade for any member or person associated with a member to coordinate the prices (including quotations), trades, or trade reports of such member with any other member or person associated with a member; to direct or request another member to alter a price (including a quotation); or to engage, directly or indirectly, in any conduct that threatens, harasses, coerces, intimidates, or otherwise attempts improperly to influence another member or person associated with a member. This includes, but is not limited to, any attempt to influence another member or person associated with a member to adjust or maintain a price or quotation, whether displayed on any facility operated by Nasdaq or otherwise, or refusals to trade or other conduct that retaliates against or discourages the competitive activities of another market maker or market participant. Nothing in this interpretation respecting coordination of quotes, trades, or trade reports shall be deemed to limit, constrain, or otherwise inhibit the freedom of a member or person associated with a member to:

(1) set unilaterally its own bid or ask in any Nasdaq security or other exchange-listed security traded on Nasdaq pursuant to unlisted trading privileges, the prices at which it is willing to buy or sell any Nasdaq or other exchange-listed security, and the quantity of shares of any Nasdaq or other exchange-listed security that it is willing to buy or sell;

(2) set unilaterally its own dealer spread, quote increment, or quantity of shares for its quotations (or set any relationship between or among its dealer spread, inside spread, or the size of any quote increment) in any Nasdaq or other exchange-listed security;

(3) communicate its own bid or ask, or the prices at or the quantity of shares in which it is willing to buy or sell any Nasdaq or other exchange-listed security to any person, for the purpose of exploring the possibility of a purchase or sale of the Nasdaq or other exchange-listed security, and to negotiate for or agree to such purchase or sale;

(4) communicate its own bid or ask, or the price at or the quantity of shares in which it is willing to buy or sell any Nasdaq or other exchange-listed security, to any person for the purpose of retaining such person as an agent or subagent for the member or for a customer of the member (or for the purpose of seeking to be retained as an agent or subagent), and to negotiate for or agree to such purchase or sale;

(5) engage in any underwriting (or any syndicate for the underwriting) of securities to the extent permitted by the federal securities laws;

(6) take any unilateral action or make any unilateral decision regarding the market makers with which it will trade and the terms on which it will trade unless such action is prohibited by the second and third sentences of this Interpretation; and

(7) deliver an order to another member for handling,

provided, however, that the conduct described in (1) through (7) is otherwise in compliance with all applicable law.

IM-2110-6. Confirmation of Callable Common Stock

Any member providing a customer confirmation pursuant to SEC Rule 10b-10 in connection with any transaction in callable common stock shall disclose on such confirmation that:

- The security is callable common stock; and
- A customer may contact the member for more information concerning the security.

IM-2110-7. Interfering With the Transfer of Customer Accounts in the Context of Employment Disputes

It shall be inconsistent with just and equitable principles of trade for a member or person associated with a member to interfere with a customer's request to transfer his or her account in connection with the change in employment of the customer's registered representative, provided that the account is not subject to any lien for monies owed by the customer or other bona fide claim. Prohibited interference includes, but is not limited to, seeking a judicial order or decree that would bar or restrict the submission, delivery or acceptance of a written request from a customer to transfer his or her account.

2120. Use of Manipulative, Deceptive or Other Fraudulent Devices

No member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

2130. Nasdaq Ownership Restriction

(a) No member or person associated with a member shall be the beneficial owner of greater than twenty percent (20%) of the then-outstanding voting securities of The Nasdaq Stock Market, Inc.

(b) For purposes of this rule, any calculation of the number of shares of common stock outstanding at any particular time shall be made in accordance with the last sentence of SEC Rule 13d-3(d)(1)(i)(D). The term "beneficial owner" shall have the meaning set forth in the Restated Certificate of Incorporation of The Nasdaq Stock Market, Inc.

2200. COMMUNICATIONS WITH CUSTOMERS AND THE PUBLIC

2210. Communications with the Public

(a) Nasdaq members and persons associated with a member shall comply with NASD Rule 2210 (except NASD Rule 2210(c)) as if such Rule were part of Nasdaq's Rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 2210 by complying with NASD Rule 2110 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 2210 are being performed by NASD Regulation on Nasdaq's behalf.

(b) For purposes of this Rule, references to Rule 2211 shall be construed as references to Nasdaq Rule 2211.

IM-2210-1. Guidelines to Ensure That Communications With the Public Are Not Misleading

Members and persons associated with a member shall comply with NASD Interpretive Material 2210-1 as if such Rule were part of Nasdaq's rules.

IM-2210-2. Reserved

IM-2210-3. Reserved

IM-2210-4. Limitations on Use of Nasdaq's Name

(a) Use of Nasdaq Name

Members may indicate membership in Nasdaq in one or more of the following ways:

(1) A member may indicate membership in Nasdaq in recognized trade directories or other similar types of business listings.

(2) A member may indicate membership in Nasdaq in the member's advertisements and sales literature if such use is:

(A) separate from the regular text of the advertisement or sales literature;

(B) in a smaller type size and with less emphasis than that used for the member's name; and

(C) carries no direct or implied indication of Nasdaq approval of any security or service discussed in the advertisement or sales literature.

(3) A member may indicate membership in Nasdaq on the door or entrance way of a member's principal office or a registered branch office in the following manner: "Member, Nasdaq" or "Member Nasdaq".

(b) Fraudulent or Misleading Use Prohibited

A member or person associated with a member shall not use Nasdaq's name in a fraudulent or misleading manner in connection with the promotion or sale of any security or in connection with any other aspect of the member's business or imply orally, visually, or in writing that Nasdaq endorses, indemnifies, or guarantees a member's business practices, selling methods, or class or type of securities offered.

(c) Violation of Rule 2110

An improper, fraudulent, or misleading use of Nasdaq's name by a member or person associated with a member shall be deemed conduct inconsistent with high standards of commercial honor and just and equitable principles of trade in violation of Rule 2110.

2211. Institutional Sales Material and Correspondence

(a) Nasdaq Members and persons associated with a member shall comply with NASD Rule 2211 (except NASD Rule 2210(c) and (d)(3)) as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule:

(1) references to an "NASD member" shall be construed as references to a "Nasdaq member", and

(2) references to Rule 2210 and Rule 3110 shall be construed as references to Nasdaq Rule 2210 and Nasdaq Rule 3110, and references to Rule 3010(d) shall be construed as references to NASD Rule 3010(d), as incorporated into the Nasdaq Rules by Nasdaq Rule 3010.

2212. Telemarketing

Nasdaq members and persons associated with a member shall comply with NASD Rule 2212 as if such Rule were part of Nasdaq's Rules.

2220. Reserved

2230. Reserved

2240. Disclosure of Control Relationship with Issuer

Nasdaq Members shall comply with NASD Rule 2240 as if such Rule were part of Nasdaq's Rules.

2250. Disclosure of Participation or Interest in Primary or Secondary Distribution

Nasdaq Members shall comply with NASD Rule 2250 as if such Rule were part of Nasdaq's Rules.

2260. Forwarding of Proxy and Other Materials

(a) Nasdaq Members shall comply with NASD Rule 2260 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule, the guidance of the NASD Board of Governors with respect to reasonable rates of reimbursement as provided in NASD Rule 2260(g) and NASD IM-2260 is hereby adopted as the guidance of the Nasdaq Board.

IM-2260. Approved Rates of Reimbursement

(a) Nasdaq Members shall comply with NASD Interpretive Material 2260 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule:

(1) references to NASD shall be construed as references to Nasdaq, and

(2) references to Rule 2260 and Rule 2430 shall be construed as references to Nasdaq Rule 2260 and Nasdaq Rule 2430.

2270. Disclosure of Financial Condition to Customers

Nasdaq Members shall comply with NASD Rule 2270 as if such Rule were part of Nasdaq's Rules.

2300. TRANSACTIONS WITH CUSTOMERS

2310. Recommendations to Customers (Suitability)

(a) Nasdaq members and associated persons of a member shall comply with NASD Rule 2310 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule, references to Rule 3110 shall be construed as references to Nasdaq Rule 3110.

IM-2310-1. Reserved

IM-2310-2. Fair Dealing with Customers

(a) Nasdaq members and associated persons of a member shall comply with NASD Interpretive Material 2310-2 (except NASD IM-2310-2(e)(1) and (2)) as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule:

(1) references to "the Association's Rules" or "Association Rules" shall be construed as references to "the Nasdaq Rules",

(2) references to interpretations and actions of NASD District Business Conduct Committees and the NASD Board of Governors shall be construed to reflect the policy of Nasdaq with respect to the application of Rule 2310, and

(3) references to the "Association" shall be construed as references to "Nasdaq".

IM-2310-3. Suitability Obligations to Institutional Customers

(a) Nasdaq members and associated persons of a member shall comply with NASD Interpretive Material 2310-3 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule, references to the "Association" shall be construed as references to "Nasdaq".

2320. Best Execution and Interpositioning

(a) In any transaction for or with a customer, a member and persons associated with a member shall use reasonable diligence to ascertain the best market for the subject security and buy or sell in such market so that the resultant price to the customer is as favorable as possible under prevailing market conditions. Among the factors that will be considered in determining whether a member has used "reasonable diligence" are:

(1) The character of the market for the security, e.g., price, volatility, relative liquidity, and pressure on available communications;

(2) the size and type of transaction;

(3) the number of primary markets checked;

(4) location and accessibility to the customer's broker/dealer of primary markets and quotations sources.

(b) In any transaction for or with a customer, no member or person associated with a member shall interject a third party between the member and the best available market except in cases where the member can demonstrate that to his or her knowledge at the time of the transaction the total cost or proceeds of the transaction, as confirmed to the member acting for or with the customer, was better than the prevailing market for the security. A member's obligations to his or her customer are generally not fulfilled when he or she channels transactions through another broker/dealer or some person in a similar position, unless he or she can show that by so doing he or she reduced the costs of the transactions to the customer.

(c) When a member cannot execute directly with a market maker but must employ a broker's broker or some other means in order to insure an execution advantageous to the customer, the burden of showing the acceptable circumstances for doing so is on the retail firm. Examples of acceptable circumstances are where a customer's order is "crossed" with another retail firm which has a corresponding order on the other side, or where the identity of the retail firm, if known, would likely cause undue price movements adversely affecting the cost or proceeds to the customer.

(d) Failure to maintain or adequately staff an order room or other department assigned to execute customers' orders cannot be considered justification for executing away from the best available market; nor can channeling orders through a third party as described above as reciprocation for service or business operate to relieve a member of his or her obligations. However, the channeling of customers' orders through a broker's broker or third party pursuant to established correspondent relationships under which executions are confirmed directly to the member acting as agent for the customer, such as where the third party gives up the name of the retail firm, are not prohibited if the cost of such service is not borne by the customer.

(e) A member through whom a retail order is channeled, as described above, and who knowingly is a party to an arrangement whereby the initiating member has not fulfilled his or her obligations under this Rule, will also be deemed to have violated this Rule.

(f) The obligations described in paragraphs (a) through (e) above exist not only where the member acts as agent for the account of his or her customer but also where retail transactions are executed as principal and contemporaneously offset.

2330. Customers' Securities or Funds

(a) Nasdaq Members and persons associated with a member shall comply with NASD Rule 2330 as if such Rule were part of Nasdaq's Rules.

(b) Nothing in NASD Rule 2330, as applied to Nasdaq members and their associated persons, shall be construed to authorize any Nasdaq member or associated person to act in a manner inconsistent with Section 11(a) of the Act.

IM-2330. Segregation of Customers' Securities

(a) Nasdaq Members and persons associated with a member shall comply with NASD Interpretive Material 2330 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule, references to Rule 2330 shall be construed as references to Nasdaq Rule 2330.

2340. Customer Account Statements

(a) Nasdaq Members shall comply with NASD Rule 2340 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule, references to Rule 2810 shall be construed as references to Nasdaq Rule 2810.

(c) Pursuant to the Rule 9600 Series, Nasdaq may exempt any member from the provisions of this Rule for good cause shown.

2341. Margin Disclosure Statement

(a) Nasdaq Members shall comply with NASD Rule 2341 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule, references to Rule 3110 shall be construed as references to Nasdaq Rule 3110.

2350. Reserved

2360. Approval Procedures for Day-Trading Accounts

(a) Nasdaq Members shall comply with NASD Rule 2360 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule, references to Rule 2361 and Rule 3110 shall be construed as references to Nasdaq Rule 2361 and Nasdaq Rule 3110.

2361. Day-Trading Risk Disclosure Statement

(a) Nasdaq Members shall comply with NASD Rule 2361 as if such Rule were part of Nasdaq's Rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 2361 by complying with NASD Rule 2361 as written. Accordingly, Nasdaq members may submit an alternative disclosure statement to the NASD's Advertising Department as provided in NASD's Rule. Functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 2361 are being performed by NASD Regulation on Nasdaq's behalf.

(b) For purposes of this Rule, references to Rule 2360 and Rule 3110 shall be construed as references to Nasdaq Rule 2360 and Nasdaq Rule 3110.

2370. Borrowing From or Lending to Customers

Nasdaq Members and persons associated with a member shall comply with NASD Rule 2370 as if such Rule were part of Nasdaq's Rules.

2400. COMMISSIONS, MARK-UPS AND CHARGES

2410. Reserved

2420. Reserved

2430. Charges for Services Performed

Nasdaq Members shall comply with NASD Rule 2430 as if such Rule were part of Nasdaq's Rules.

2440. Reserved

2450. Reserved

2460. Payments for Market Making

(a) No member or person associated with a member shall accept any payment or other consideration, directly or indirectly, from an issuer of a security, or any affiliate or promoter thereof, for publishing a quotation, acting as market maker in a security, or submitting an application in connection therewith.

(b) The provisions of paragraph (a) shall not preclude a member from accepting:

(1) payment for bona fide services, including, but not limited to, investment banking services (including underwriting compensation and fees); and

(2) reimbursement of any payment for registration imposed by the Securities and Exchange Commission or state regulatory authorities and for listing of an issue of securities imposed by a self-regulatory organization.

(c) For purposes of this rule, the following terms shall have the stated meanings:

(1) "affiliate"

(A) The term "affiliate" shall mean a company which controls, is controlled by, or is under common control with a member;

(B) The term affiliate is presumed to include, but is not limited to, the following for purposes of subparagraph (A), above:

(i) a company will be presumed to control a member if the company beneficially owns 10 percent or more of the outstanding voting securities of a member which is a corporation, or beneficially owns a partnership interest in 10 percent or more of the distributable profits or losses of a member which is a partnership;

(ii) a member will be presumed to control a company if the member and persons associated with the member beneficially own 10 percent or more of the outstanding voting securities of a company which is a corporation, or beneficially own a partnership interest in 10 percent or more of the distributable profits or losses of a company which is a partnership;

(iii) a company will be presumed to be under common control with a member if:

a. The same natural person or company controls both the member and company by beneficially owning 10 percent or more of the outstanding voting securities of a member or company which is a corporation, or by beneficially owning a partnership interest in 10 percent or more of the distributable profits or losses of a member or company which is a partnership; or

b. A person having the power to direct or cause the direction of the management or policies of the member or the company also has the power to direct or cause the direction of the management or policies of the other entity in question.

(C) The provisions of subparagraphs (A) and (B) hereof notwithstanding, none of the following shall be presumed to be an affiliate of a member for purposes of this Rule:

(i) an investment company registered with the Commission pursuant to the Investment Company Act of 1940, as amended;

(ii) a "separate account" as defined in Section 2(a)(37) of the Investment Company Act of 1940, as amended;

(iii) a "real estate investment trust" as defined in Section 856 of the Internal Revenue Code;

(iv) a "direct participation program" as defined in Rule 2810; and

(v) a corporation, trust, partnership or other entity issuing financing instrument-backed securities which are rated by a nationally recognized statistical rating organization in one of its four highest generic rating categories.

(2) "promoter" means any person who founded or organized the business or enterprise of an issuer, is a director or employee of an issuer, acts or has acted as a consultant, advisor, accountant or attorney to an issuer, is the beneficial owner of any of an issuer's securities that are considered "restricted securities" under Rule 144, or is the beneficial owner of five percent (5%) or more of the public float of any class of an issuer's securities, and any other person with a similar interest in promoting the entry of quotations or market making in an issuer's securities; and

(3) "quotation" shall mean any bid or offer at a specified price with respect to a security, or any indication of interest by a member in receiving bids or offers from others for a security, or an indication by a member that he wishes to advertise his general interest in buying or selling a particular security.

2500. SPECIAL ACCOUNTS

2510. Discretionary Accounts

(a) Nasdaq Members shall comply with NASD Rule 2510 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of applying this Rule, references to Rule 3010 and Rule 3110 shall be construed as references to Nasdaq Rule 3010 and Nasdaq Rule 3110.

2520. Margin Requirements

(a) A member that is not designated to Nasdaq for oversight pursuant to SEC Rule 17d-1 shall comply with the initial and maintenance margin requirements of Regulation T and the self-regulatory organization to which the member is designated for oversight pursuant to SEC Rule 17d-1. Members shall comply with Regulation T and such self-regulatory organization rules, and shall submit to such self-regulatory organization any filings required thereunder, in each case as if such rules were part of Nasdaq's rules.

(b) A member designated to Nasdaq for oversight pursuant to SEC Rule 17d-1 shall comply with the initial and maintenance margin requirements of Regulation T and the NASD Rule 2520 as if such Rules were part Nasdaq's Rules.

(c) Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 2520 by complying with NASD Rule 2520 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 2520 are being performed by NASD Regulation on Nasdaq's behalf.

(c) Pursuant to the Rule 9600 Series, Nasdaq may exempt any member from the requirements contained in paragraph (e)(3) of NASD Rule 2520, as applied to Nasdaq members through Nasdaq Rule 2520, if the account referenced in paragraph (e)(3) of NASD Rule 2520 is confined exclusively to transactions and positions in exempted securities.

2600. Reserved

2700. Reserved

2800. SPECIAL PRODUCTS

2810. Direct Participation Programs

(a) Nasdaq Members and their associated persons shall comply with NASD Rule 2810 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule 2810:

(1) references to guidelines published by the Association with respect to direct participation programs and amounts fixed by the NASD Board of Governors with respect to non-cash compensation arrangements shall be construed to reflect the policy of Nasdaq with respect to the application of Rule 2810,

(2) references to "procedures established by the Association" and "Rules of the Association" shall be construed as references to "Nasdaq Rules", and

(3) for purposes of this Rule only, Nasdaq members and their associated persons shall comply with applicable provisions of NASD Rule 2710 as of such Rule were part of Nasdaq's Rules.

(c) Pursuant to the Rule 9600 Series, Nasdaq may exempt any member from the provisions of this Rule for good cause shown.

2820. Reserved

2830. Investment Company Securities

(a) Nasdaq Members and their associated persons shall comply with NASD Rule 2830 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule:

(1) references to "the Rules of the Association" shall be construed as references to "the Nasdaq Rules",

(2) references to Rule 2820 shall be deleted, and no comparable Nasdaq Rule shall apply to activities of Nasdaq Members in connection with contracts providing for benefits or values which may vary according to the investment experience of any separate or segregated account or accounts maintained by an insurance company,

(3) for purposes of this Rule only, Nasdaq members and their associated persons shall comply with applicable provisions of NASD Rule 2420 as of such Rule were part of Nasdaq's Rules, and

(4) references to Rule 2230 shall be construed as references to SEC Rule 10b-10.

2900. RESPONSIBILITIES TO OTHER BROKERS OR DEALERS

2910. Disclosure of Financial Condition to Other Members

Any Nasdaq member who is a party to an open transaction or who has on deposit cash or securities of another member shall furnish upon written request of the other member a statement of its financial condition as disclosed in its most recently prepared balance sheet.

RESPONSIBILITIES RELATING TO ASSOCIATED PERSONS, EMPLOYEES, AND OTHERS' EMPLOYEES

TABLE OF CONTENTS

3000. RESPONSIBILITIES RELATING TO ASSOCIATED PERSONS, EMPLOYEES, AND OTHERS' EMPLOYEES

3010. Supervision

(a) Each member shall establish and maintain a system to supervise the activities of each registered representative and associated person that is reasonably designed to achieve compliance with applicable securities laws and regulations and with applicable Nasdaq rules. Nasdaq members shall comply with NASD Rule 3010 as if such Rule were part of Nasdaq's Rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 3010 by complying with NASD Rule 3010 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 3010 are being performed by NASD Regulation on behalf of Nasdaq.

(b) For purposes of this Rule:

(1) references to "NASD Rules", "rules of NASD" shall be construed as references to "Nasdaq Rules",

(2) the term "registered person" in NASD Rule 3010(b)(2)(I) shall be defined as "any person registered with Nasdaq as a representative, principal, or assistant representative pursuant to the 1000 Series of the Nasdaq Rules,

(3) references to Article V, Section 3 of the Association's By-Laws shall be construed as references to Nasdaq Rule 1031,

(4) references to Rule 2210 shall be construed as references to Nasdaq Rule 2210,

(5) references to registration with NASD shall be construed as references to registration with Nasdaq, and

(6) references to "the Association's District Office having jurisdiction over the member" shall be construed as references to the "Association".

(c) Pursuant to the Rule 9600 Series, Nasdaq may in exceptional circumstances, taking into consideration all relevant factors, exempt any member unconditionally or on specified terms and conditions from the requirements contained in paragraph (b)(2) of NASD Rule 3010, as applied to Nasdaq members through Nasdaq Rule 3010. A member seeking an exemption must file a written application pursuant to the Rule 9600 Series within 30 days after receiving notice or obtaining actual knowledge that it meets one of the criteria in paragraph (b)(2)(H) of NASD Rule 3010. A member that meets one of the criteria in paragraph (b)(2)(H) for the first time may elect to reduce its staffing levels pursuant to the provisions of paragraph (b)(2)(B) of NASD Rule 3010 or, alternatively, to seek an exemption hereunder, as appropriate; such a member may not seek relief from the

Rule by both reducing its staffing levels pursuant to paragraph (b)(2)(B) and requesting an exemption.

IM-3010. Guidance on Heightened Supervision Requirements

Nasdaq members shall comply with NASD Notice to Members 97-19 as if such Rule were part of Nasdaq's Rules.

3011. Anti-Money Laundering Compliance Program

Nasdaq Members and persons associated with a member shall comply with NASD Rule 3011 as if such Rule were part of Nasdaq's rules.

3012. Supervisory Control System

(a) Members and persons associated with a member shall comply with NASD Rule 3012 as if such Rule were part of Nasdaq's rules.

(b) For purposes of this Rule, references to "NASD Rules" shall be construed as references to "Nasdaq Rules".

3013. Annual Certification of Compliance and Supervisory Processes

(a) Nasdaq Members and persons associated with a member shall comply with NASD Rule 3013 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule:

(1) references to "NASD Rules" shall be construed as references to "Nasdaq Rules",

(2) references to IM-3013 shall be construed as references to Nasdaq IM-3013, and

(3) references to "MSRB rules" shall be deleted.

IM-3013. Annual Compliance and Supervision Certification

(a) Nasdaq Members and persons associated with a member shall comply with NASD Interpretive Material IM-3013 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule:

(1) references to "NASD Rules" shall be construed as references to "Nasdaq Rules",

(2) references to NASD Rule 3013 and Rule 2110 shall be construed as references to Nasdaq Rule 3013 and Nasdaq Rule 2110,

(3) references to "NASD members" shall be construed as references to "Nasdaq Members",

(4) references to "the NASD Board of Governors" shall be construed as references to "the Board of Directors of The NASDAQ Stock Market LLC", and

(5) references to "MSRB rules" shall be deleted.

3020. Fidelity Bonds

(a) Each member required to join the Securities Investor Protection Corporation who has employees and who is a member in good standing of another self-regulatory organization shall follow the applicable fidelity bond rule of the self-regulatory organization to which it is designated by the Commission for financial responsibility pursuant to Section 17 of the Act and SEC Rule 17d- 1 thereunder.

(b) A member designated to Nasdaq for oversight pursuant to SEC Rule 17d-1 shall comply with NASD Rule 3020 as if such Rule were part of Nasdaq's Rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 3020 by complying with NASD Rule 3020 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 3020 are being performed by NASD Regulation on behalf of Nasdaq.

(c) For purposes of this Rule:

(1) references to an "Association member" shall be construed as references to a "Nasdaq member", and

(2) references to Article I, paragraph (q) of the By-Laws shall be construed as references to Nasdaq Rule 1011,

(d) Pursuant to the Rule 9600 Series, any member subject to paragraph (c) of NASD Rule 3020, through the application of Nasdaq Rule 3020(b), may apply to Nasdaq for an exemption from such requirements. The exemption may be granted upon a showing of good cause, including a substantial change in the circumstances or nature of the member's business that results in a lower net capital requirement. Nasdaq may issue an exemption subject to any condition or limitation upon a member's bonding coverage that is deemed necessary to protect the public and serve the purposes of this Rule.

3030. Outside Business Activities of an Associated Person

(a) Nasdaq Members and persons associated with a member shall comply with NASD Rule 3030 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule, references to Rule 3040 shall be construed as references to Nasdaq Rule 3040.

3040. Private Securities Transactions of an Associated Person

(a) Nasdaq Members and persons associated with a member shall comply with NASD Rule 3040 as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule:

(1) references to Rule 3050 shall be construed as references to Nasdaq Rule 3050, and

(2) references to "immediately family members (as defined in Rule 2790)" shall be construed to mean a person's parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, and children, and any other individual to whom the person provides material support.

3050. Transactions for or by Associated Persons

Nasdaq Members and persons associated with a member shall comply with NASD Rule 3050 as if such Rule were part of Nasdaq's Rules.

3060. Influencing or Rewarding Employees of Others

Nasdaq Members and persons associated with a member shall comply with NASD Rule 3060 as if such Rule were part of Nasdaq's Rules.

3070. Reporting Requirements

(a) Nasdaq Members and persons associated with a member shall comply with NASD Rule 3070 as if such Rule were part of Nasdaq's Rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 3070 by complying with NASD Rule 3070 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 3070 are being performed by NASD Regulation on behalf of Nasdaq.

(b) For purposes of this Rule, the requirement of NASD Rule 3070(d) to respond to NASD with respect to any customer complaint, examination, or inquiry shall be construed as a requirement to respond to NASD and Nasdaq.

3080. Disclosure to Associated Persons When Signing Form U-4

Nasdaq Members shall comply with NASD Rule 3080 as if such Rule were part of Nasdaq's Rules. In lieu of incorporating in the written statement the language in paragraph (2) of NASD Rule 3080, members shall include the following provision:

> A claim alleging employment discrimination, including a sexual harassment claim, in violation of a statute is not required to be arbitrated under Nasdaq rules. Such a claim may be arbitrated under Nasdaq rules only if the parties have agreed to arbitrate it, either before or after the dispute arose. The rules of other arbitration forums may be different.

3090. Transactions Involving Nasdaq Employees

(a) When a member has actual notice that a Nasdaq employee has a financial interest in, or controls trading in, an account, the member shall promptly obtain and implement an instruction from the employee directing that duplicate account statements be provided by the member to Nasdaq.

(b) No member shall directly or indirectly make any loan of money or securities to any Nasdaq employee. Provided, however, that this prohibition does not apply to loans made in the context of disclosed, routine banking and brokerage agreements, or loans that are clearly motivated by a personal or family relationship.

(c) Notwithstanding the annual dollar limitation set forth in Nasdaq Rule 3060, no member shall directly or indirectly give, or permit to be given, anything of more than nominal value to any Nasdaq employee who has responsibility for a regulatory matter that involves the member. For purposes of this subsection, the term "regulatory matter" includes, but is not limited to, examinations, disciplinary proceedings, membership applications, listing applications, delisting proceedings, and dispute-resolution proceedings that involve the member.

3100. BOOKS AND RECORDS, AND FINANCIAL CONDITION

3110. Books and Records

(a) Requirements

Each member shall make and preserve books, accounts, records, memoranda, and correspondence in conformity with all applicable laws, rules, regulations and statements of policy promulgated thereunder and with the Rules of Nasdaq and as prescribed by SEC Rule 17a-3. The record keeping format, medium, and retention period shall comply with Rule 17a-4 under the Securities Exchange Act of 1934.

(b) Reserved

(c) Customer Account Information

Each member shall maintain accounts opened after January 1, 1991 as follows:

(1) for each account, each member shall maintain the following information:

(A) customer's name and residence;

(B) whether customer is of legal age;

(C) signature of the registered representative introducing the account and signature of the member or partner, officer, or manager who accepts the account; and

(D) if the customer is a corporation, partnership, or other legal entity, the names of any persons authorized to transact business on behalf of the entity;

(2) for each account other than an institutional account, and accounts in which investments are limited to transactions in open-end investment company shares that are not recommended by the member or its associated persons, each member shall also make reasonable efforts to obtain, prior to the settlement of the initial transaction in the account, the following information to the extent it is applicable to the account:

(A) customer's tax identification or Social Security number;

(B) occupation of customer and name and address of employer; and

(C) whether customer is an associated person of another member; and

(3) for discretionary accounts, in addition to compliance with subparagraphs (1) and (2) above, and Rule 2510 of these Rules, the member shall:

(A) obtain the signature of each person authorized to exercise discretion in the account;

(B) record the date such discretion is granted; and

(C) in connection with exempted securities other than municipals, record the age or approximate age of the customer.

(4) For purposes of this Rule, Rule 2310, and Rule 2510, the term

"institutional account" shall mean the account of:

(A) a bank, savings and loan association, insurance company, or registered investment company;

(B) an investment adviser registered either with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940 or with a state securities commission (or any agency or office performing like functions); or

(C) any other entity (whether a natural person, corporation, partnership, trust, or otherwise) with total assets of at least $50 million.

(d) Changes in Account Name or Designation

Before any customer order is executed, there must be placed upon the memorandum for each transaction, the name or designation of the account (or accounts) for which such order is to be executed. No change in such account name(s) (including related accounts) or designation(s) (including error accounts) shall be made unless the change has been authorized by a member or a person(s) designated under the provisions of Nasdaq rules. Such person must, prior to giving his or her approval of the account designation change, be personally informed of the essential facts relative thereto and indicate his or her approval of such change in writing on the order or other similar record of the member. The essential facts relied upon by the person approving the change must be documented in writing and preserved for a period of not less than three years, the first two years in an easily accessible place, as the term "easily accessible place" is used in SEC Rule 17a-4.

For purposes of this paragraph (d), a person(s) designated under the provisions of Nasdaq rules to approve account name or designation changes must pass a qualifying principal examination appropriate to the business of the firm.

IM-3110. Customer Account Information

(a) Reserved

(b) Additional information is required to be obtained prior to making recommendations to customers (see Rule 2310) and in connection with discretionary accounts (see Rule 2510).

(c) Reserved

(d) Record of Written Complaints

Each member shall keep and preserve in each office of supervisory jurisdiction, as defined in Rule 3010, either a separate file of all written complaints of customers and action taken by the member, if any, or a separate record of such complaints and a clear reference to the files containing the correspondence connected with such complaint as maintained in such office.

(e) "Complaint" Defined

A "complaint" shall be deemed to mean any written statement of a customer or any person acting on behalf of a customer alleging a grievance involving the activities of those persons under the control of the member in connection with the solicitation or execution of any transaction or the disposition of securities or funds of that customer.

(f) Requirements When Using Predispute Arbitration Agreements With Customers

(1) Any predispute arbitration clause shall be highlighted and shall be immediately preceded by the following language in outline form.

This agreement contains a predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:

(A) All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

(B) Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.

(C) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

(D) The arbitrators do not have to explain the reason(s) for their award.

(E) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(F) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(G) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

(2) (A) In any agreement containing a predispute arbitration agreement, there shall be a highlighted statement immediately preceding

any signature line or other place for indicating agreement that states that the agreement contains a predispute arbitration clause. The statement shall also indicate at what page and paragraph the arbitration clause is located.

(B) Within thirty days of signing, a copy of the agreement containing any such clause shall be given to the customer who shall acknowledge receipt thereof on the agreement or on a separate document.

(3) (A) A member shall provide a customer with a copy of any predispute arbitration clause or customer agreement executed between the customer and the member, or inform the customer that the member does not have a copy thereof, within ten business days of receipt of the customer's request. If a customer requests such a copy before the member has provided the customer with a copy pursuant to subparagraph (2)(B) of this Rule, the member must provide a copy to the customer by the earlier date required by this subparagraph (3)(A) or by subparagraph (2)(B).

(B) Upon request by a customer, a member shall provide the customer with the names of, and information on how to contact or obtain the rules of, all arbitration forums in which a claim may be filed under the agreement.

(4) No predispute arbitration agreement shall include any condition that:

(A) limits or contradicts the rules of any self-regulatory organization;

(B) limits the ability of a party to file any claim in arbitration;

(C) limits the ability of a party to file any claim in court permitted to be filed in court under the rules of the forums in which a claim may be filed under the agreement;

(D) limits the ability of arbitrators to make any award.

(5) If a customer files a complaint in court against a member that contains claims that are subject to arbitration pursuant to a predispute arbitration agreement between the member and the customer, the member may seek to compel arbitration of the claims that are subject to arbitration. If the member seeks to compel arbitration of such claims, the member must agree to arbitrate all of the claims contained in the complaint if the customer so requests.

(6) All agreements shall include a statement that "No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the

class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein."

(7) Reserved

(g) Negotiable Instruments Drawn From A Customer's Account

No member or person associated with a member shall obtain from a customer or submit for payment a check, draft, or other form of negotiable paper drawn on a customer's checking, savings, share, or similar account, without that person's express written authorization, which may include the customer's signature on the negotiable instrument. Each member shall maintain the authorization required for a period of three years. This provision shall not, however, require maintenance of copies of negotiable instruments signed by customers.

(h) Order Audit Trail System Record keeping Requirements

(a) Nasdaq Members shall comply with NASD IM-3110(h) as if such Rule were part of Nasdaq's Rules.

(b) For purposes of this Rule, references to Rule 6951 shall be construed as references to NASD Rule 6951, as applied to Nasdaq members by Nasdaq Rule 6950.

(i) Holding of Customer Mail

Upon the written instructions of a customer, a member may hold mail for a customer who will not be at his or her usual address for the period of his or her absence, but (A) not to exceed two months if the member is advised that such customer will be on vacation or traveling or (B) not to exceed three months if the customer is going abroad.

3120. Use of Information Obtained in Fiduciary Capacity

Nasdaq Members shall comply with NASD Rule 3120 as if such Rule were part of Nasdaq's Rules.

3121. Custodian of the Record

A member who files a Securities and Exchange Commission Form BDW shall designate on the Form BDW, as the custodian of the record, a person associated with the member at the time that the Form BDW is filed.

3130. Regulation of Activities of Members Experiencing Financial and/or Operational Difficulties

(a) A member designated to Nasdaq for oversight pursuant to SEC Rule 17d-1 shall comply with NASD Rule 3130 (except NASD Rule 3130(a)) as if such Rule were part Nasdaq's Rules.

(b) For purposes of this Rule, references to Rule 9557 shall be construed as references to Nasdaq Rule 9557 and references to Rule 3131 shall be deleted.

IM-3130. Restrictions on a Member's Activity

(a) A member designated to Nasdaq for oversight pursuant to SEC Rule 17d-1 shall comply with NASD Interpretive Material 3130 (except IM-3130(d)) as if Rule were part of Nasdaq's Rules.

(b For purposes of this Rule:

(1) references to Rule 3131 shall be deleted, and

(2) references to the opinion and belief of the Board of Governors shall be construed to reflect the policy of Nasdaq with respect to the application of Rule 3130 and IM-3130.

3140. Approval of Change in Exempt Status Under SEC Rule 15c3-3

(a) Application — For the purposes of this Rule, the term "member" shall be limited to any member of Nasdaq who is subject to SEC Rule 15c3-3 and is not designated to another self-regulatory organization by the Commission for financial responsibility pursuant to Section 17 of the Act and SEC Rule 17d-1 promulgated thereunder. Further, the term shall not be applicable to any member that is subject to Section 402.2(c) of the rules of the Treasury Department.

(b) A member operating pursuant to any exemptive provision as contained in subparagraph (k) of SEC Rule 15c3-3 under the Act (Rule 15c3-3), shall not change its method of doing business in a manner which will change its exemptive status from that governed by subparagraph (k)(1) or (k)(2)(ii) to that governed by subparagraph (k)(2)(i); or from subparagraph (k)(1), (k)(2)(i) or (k)(2)(ii) to a fully computing firm that is subject to all provisions of Rule 15c3-3; or commence operations that will disqualify it for continued exemption under Rule 15c3-3 without first having obtained the prior written approval of Nasdaq.

(c) In making the determination as to whether to approve, deny in whole or in part an application made pursuant to paragraph (b), Nasdaq staff shall consider among other things the type of business in which the member is engaged, the training, experience and qualifications of persons associated with the member, the member's procedures for safeguarding customer funds and securities, the member's overall financial and operational condition and any other information deemed relevant in the particular circumstances and the time these measures would remain in effect.

3150. Reporting Requirements for Clearing Firms

(a) Nasdaq Members shall comply with NASD Rule 3150 as if such Rule were part of Nasdaq's Rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 3150 by complying with NASD Rule 3150 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 3150 are being performed by NASD Regulation on behalf of Nasdaq.

(b) Pursuant to the Rule 9600 Series, Nasdaq may in exceptional and unusual circumstances, taking into consideration all relevant factors, exempt a member or class of members unconditionally or on specified terms and conditions from any or all of the provisions of this Rule that it deems appropriate.

IM-3150. Exemptive Relief

(a) Upon written request for exemptive relief pursuant to the Rule 9600 Series, Nasdaq generally will grant an exemption from the reporting requirements of Rule 3150 to a self-clearing firm that:

(1) derives, on an annualized basis, at least 85 percent of its revenue from transactions in fixed income securities;

(2) conducts an institutional business that settles transactions on an RVP/DVP basis, provided that such exemption from reporting shall apply only with respect to such institutional business unless Nasdaq determines that any other remaining business otherwise qualifies for an exemption under this IM-3150 or is *de minimis* in nature; or

(3) does not execute transactions for customers or otherwise hold customer accounts or act as an introducing broker with respect to customer accounts (e.g., that engages solely in proprietary trading, or that conducts business only with other broker-dealers or any other non-customer counter-parties).

(b) Upon written request for exemptive relief pursuant to the Rule 9600 Series, Nasdaq also generally will grant an exemption to a clearing firm with respect to one or more of the introducing firms for which it clears if the introducing firm meets one of the above-stated grounds for exemptive relief.

(c) Any self-clearing firm that, due to a change in the facts pertaining to the operation and nature of its business or the operation and nature of the business of a firm for which it clears, as applicable, no longer qualifies for an exemption previously granted by Nasdaq from the reporting requirements of Rule 3150 must promptly report such change in circumstances to Nasdaq and NASD, Department of Member Regulation, and commence compliance with the reporting requirements of Rule 3150.

3200. SETTLEMENTS

3210. Reserved

3220. Adjustment of Open Orders

(a) A member holding an open order from a customer or another broker/dealer shall, prior to executing or permitting the order to be executed, reduce, increase or adjust the price and/or number of shares of such order by an amount equal to the dividend, payment or distribution, on the day that the security is quoted ex-dividend, ex-rights, ex-distribution or ex-interest, except where a cash dividend or distribution is less than one cent ($.01), as follows:

(1) In the case of a cash dividend or distribution, the price of the order shall be reduced by subtracting the dollar amount of the dividend or distribution from the price of the order and rounding the result to the next lower minimum quotation variation used in the primary market, provided that if there is more than one minimum quotation variation in the primary market, then the greater of the variations shall be used;

(2) In the case of a stock dividend or split, the price of the order shall be reduced by rounding the dollar value of the stock dividend or split to the next higher minimum quotation variation used in the primary market as specified in paragraph (a)(1) and subtracting that amount from the price of the order; provided further, that the size of the order shall be increased by (A) multiplying the size of the original order by the numerator of the ratio of the dividend or split, (B) dividing the result by the denominator of the ratio of the dividend or split, and (C) rounding the result to the next lower round lot; and

(3) In the case of a dividend payable in either cash or securities at the option of the stockholder, the price of the order shall be reduced by the dollar value of the cash or securities, whichever is greater, according to the formulas in subparagraph (1) or (2), above; provided, that if the stockholder opts for securities, the size of the order shall be increased pursuant to the formula in subparagraph (2), above.

(b) If the value of the distribution cannot be determined, the member shall not execute or permit such order to be executed without reconfirming the order with the customer.

(c) If a security is the subject of a reverse split, all open orders shall be cancelled.

(d) The term "open order" means an order to buy or an open stop order to sell, including but not limited to "good 'til cancelled," "limit" or "stop limit" orders which remain in effect for a definite or indefinite period until executed, cancelled or expired.

(e) The provisions of this Rule shall not apply to:

(1) orders governed by the rules of another registered national securities exchange or the NASD;

(2) orders marked "do not reduce" where the dividend is payable in cash;

(3) orders marked "do not increase" where the dividend is payable in stock, provided that the price of such orders shall be adjusted as required by this Rule;

(4) open stop orders to buy;

(5) open sell orders; or

(6) orders for the purchase or sale of securities where the issuer of the securities has not reported a dividend, payment or distribution pursuant to SEC Rule 10b-17.

3230. Clearing Agreements

(a) All clearing or carrying agreements entered into by a member shall specify the respective functions and responsibilities of each party to the agreement and shall, at a minimum, specify the responsibility of each party with respect to each of the following matters:

(1) opening, approving and monitoring customer accounts;

(2) extension of credit;

(3) maintenance of books and records;

(4) receipt and delivery of funds and securities;

(5) safeguarding of funds and securities;

(6) confirmations and statements;

(7) acceptance of orders and execution of transactions;

(8) whether, for purposes of the Commission's financial responsibility rules adopted under the Act, and the Securities Investor Protection Act, as amended, and regulations adopted thereunder, customers are customers of the clearing member; and

(9) the requirement to provide customer notification under paragraph (g)

of this Rule.

(b) (1) In order for the introducing member to carry out its functions and responsibilities under the agreement, each clearing member must forward promptly any written customer complaint received by the clearing member regarding the introducing member or its associated persons relating to functions and responsibilities allocated to the introducing member under the agreement directly to: (A) the introducing member; and (B) the introducing member's examining authority designated under Section 17 of the Act ("DEA") (or, if none, to its appropriate regulatory agency or authority). The clearing or carrying agreement must specifically direct and authorize the clearing member to do so.

(2) The clearing member must also notify the customer, in writing, that it has received the complaint, and that the complaint has been forwarded to the introducing member and to the introducing member's DEA (or, if none, to its appropriate regulatory agency or authority).

(3) Pursuant to the Rule 9600 Series, Nasdaq may exempt a member or person associated with a member from the requirements of this paragraph for good cause shown in instances where the introducing organization is an affiliated entity of the carrying organization.

(c) (1) A clearing member, when it enters into a clearing agreement, must immediately, and annually thereafter, provide the introducing member a list or description of all reports (exception and other types of reports) which it offers to the introducing member to assist the introducing member in supervising its activities, monitoring its customer accounts, and carrying out its functions and responsibilities under the clearing agreement. The introducing member must notify promptly the clearing member, in writing, of those specific reports offered by the clearing member that the introducing member requires to supervise and monitor its customer accounts.

(2) The clearing member must retain as part of its books and records required to be maintained under the Act and Nasdaq's rules, copies of the reports requested by or provided to the introducing member. For purposes of this Rule, the clearing member will be in compliance with the requirements of this paragraph if it retains the data from which the original report was produced, provided, the clearing member can, at the request of the DEA (or, if none, to its appropriate regulatory agency or authority), either (A) recreate the report; or (B) provide the data and the data formatting that was used to prepare the report.

(3) Each year, no later than July 31, the clearing member must notify in writing the introducing member's chief executive and compliance officers of the reports offered to the introducing member pursuant to paragraph (c)(1) and the reports requested by or supplied to the introducing member as of such date. The clearing member must also provide a copy of the notice to the introducing member's DEA (or, if none, to its appropriate regulatory agency or authority).

(4) Pursuant to the Rule 9600 Series, Nasdaq may exempt a member or person associated with a member from the requirements of this paragraph for good cause shown in instances where the introducing organization is an affiliated entity of the carrying organization.

(d) The clearing or carrying agreement may permit the introducing member to issue negotiable instruments directly to the introducing member's customers using instruments for which the clearing member is the maker or drawer. The clearing member may not grant the introducing member the authority to issue negotiable instruments until the introducing member has notified the clearing member in writing that it has established, and will maintain and enforce, supervisory procedures with respect to the issuance of such instruments that are satisfactory to the carrying organization.

(e) Whenever a clearing member designated to Nasdaq for oversight pursuant to Section 17 of the Act, or a rule of the Commission adopted thereunder, amends any of its clearing or carrying agreements with respect to any item enumerated in subparagraphs (a)(1) through (a)(9) or enters into a new clearing or carrying agreement with an introducing member, the clearing member shall submit the agreement to Nasdaq for review and approval.

(f) Whenever an introducing member designated to Nasdaq for oversight pursuant to Section 17 of the Act, or a rule of the Commission adopted thereunder, amends its clearing or carrying agreement with a clearing member designated to another self-regulatory organization for oversight with respect to any item enumerated in subparagraphs (a)(1) through (a)(9) or enters into a new clearing agreement with another clearing member, the introducing member shall submit the agreement to Nasdaq for review.

(g) Each customer whose account is introduced on a fully disclosed basis shall be notified in writing upon the opening of his account of the existence of the clearing or carrying agreement.

(h) Members shall be exempt from Rule 3230 to the extent any party to the clearing agreement is subject to a comparable rule of the self-regulatory organization designated pursuant to SEC Rule 17d-1 as the party's designated examining authority.

3300. TRADING

3310. Publication of Transactions and Quotations

No member shall publish or circulate, or cause to be published or circulated, any notice, circular, advertisement, newspaper article, investment service, or communication of any kind which purports to report any transaction as a purchase or sale of any security unless such member believes that such transaction was a bona fide purchase or sale of such security; or which purports to quote the bid price or asked price for any security, unless such member believes that such quotation represents a bona fide bid for, or offer of, such security. If nominal quotations are used or given, they shall be clearly stated or indicated to be only nominal quotations.

IM-3310. Manipulative and Deceptive Quotations

Rule 2110 provides that:

> A member, in the conduct of his business, shall observe high standards of commercial honor and just and equitable principles of trade.

Rule 3310 provides that:

> No member shall publish or circulate, or cause to be published or circulated, any notice, circular, advertisement, newspaper article, investment service, or communication of any kind which purports to report any transaction as a purchase or sale of any security unless such member believes that such transaction was a bona fide purchase or sale of such security; or which purports to quote the bid price or asked price for any security, unless such member believes that such quotation represents a bona fide bid for, or offer of, such security. If nominal quotations are used or given, they shall be clearly stated or indicated to be only nominal quotations.

Rule 2120 provides that:

> No member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

It would be inconsistent with the above provisions for a member to publish or circulate or cause to be published or circulated, by any means whatsoever, any report of any securities transaction or of any purchase or sale of any security unless such member knows or has reason to believe that such transaction was a bona fide transaction, purchase or sale.

Similarly, it would be inconsistent with the above provisions for a member, for itself or for any other person, to publish or circulate or to cause to be published or circulated, by any means whatsoever, any quotation for any security without having reasonable cause to believe that such quotation is a bona fide quotation, is not fictitious and is not published or circulated or caused to be published or circulated for any fraudulent, deceptive or manipulative purpose.

For the purposes of this interpretation, the term "quotation" shall include any bid or offer or any formula, such as "bid wanted" or "offer wanted," designed to induce any person to make or submit any bid or offer.

3320. Offers at Stated Prices

No member shall make an offer to buy from or sell to any person any security at a stated price unless such member is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

3330. Payment Designed to Influence Market Prices, Other than Paid Advertising

No member shall, directly or indirectly, give, permit to be given, or offer to give, anything of value to any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any newspaper, investment service, or similar publication, of any matter which has, or is intended to have, an effect upon the market price of any security, provided that this Rule shall not be construed to apply to matter which is clearly distinguishable as paid advertising.

3340. Reserved

3350. Short Sale Rule

(a) With respect to trades executed on Nasdaq, no member shall effect a short sale for the account of a customer or for its own account in a Nasdaq National Market security at or below the current best (inside) bid displayed in the Nasdaq Market Center when the current best (inside) bid is below the preceding best (inside) bid in the security.

(b) In determining the price at which a short sale may be effected after a security goes ex-dividend, ex-right, or ex-any other distribution, all quotation prices prior to the "ex" date may be reduced by the value of such distribution.

(c) The provisions of paragraph (a) shall not apply to:

(1) Sales by a registered market maker registered in the security on Nasdaq in connection with bona fide market making activity. For purposes of this paragraph, transactions unrelated to normal market making activity, such as index arbitrage and risk arbitrage that are independent from a member's market making functions, will not be considered bona fide market-making activity.

(2) Any sale by any person, for an account in which he has an interest, if such person owns the security sold and intends to deliver such security as soon as possible without undue inconvenience or expense.

(3) Sales by a member, for an account in which the member has no interest, pursuant to an order to sell which is marked "long".

(4) Sales by a member to offset odd-lot orders of customers.

(5) Sales by a member to liquidate a long position which is less than a round lot, provided that such sale does not change the position of the member by more than one unit of trading.

(6) Sales by a person of a security for a special arbitrage account if the person then owns another security by virtue of which the person is, or presently will be, entitled to acquire an equivalent number of securities of the same class of securities sold; provided such a sale, or the purchase which such sale offsets, is effected for the bona fide purpose of profiting from a current difference between

the price of the security sold and the security owned and that such right of acquisition was originally attached to or represented by another security or was issued to all the holders of any such class of securities of the issuer.

(7) Sales by a person of a security effected for a special international arbitrage account for the bona fide purpose of profiting from a current difference between the price of such security on a securities market not within or subject to the jurisdiction of the United States and on such a securities market subject to the jurisdiction of the United States; provided the person at the time of such sale knows or, by virtue of information currently received, has reasonable grounds to believe that an offer enabling the person to cover such sale is then available to the person in such foreign securities market and intends to accept such offer immediately.

(8) Sales by an underwriter, or any member of a syndicate or group participating in the distribution of a security, in connection with an over-allotment of securities, or any layoff sale by such a person in connection with a distribution of securities through rights or a standby underwriting commitment.

(9) Sales of securities as to which all short sale price tests have been suspended by operation of a Pilot Order issued by the Commission pursuant to SEC Rule 202T.

(d) No member shall effect a short sale for the account of a customer or for its own account indirectly or through the offices of a third party to avoid the application of this Rule.

(e) No member shall knowingly, or with reason to know, effect sales for the account of a customer or for its own account to avoid the application of this Rule.

(f) A member that is not currently registered as a Nasdaq market maker in a security and that has acquired a security while acting in the capacity of a block positioner shall be deemed to own such security for the purposes of this Rule notwithstanding that such member may not have a net long position in such security if and to the extent that the broker or dealer's short position in the security is the subject of offsetting positions created in the course of bona fide arbitrage, risk arbitrage, or bona fide hedge activities.

(g) For purposes of this Rule, a depositary receipt of a security shall be deemed to be the same security as the security represented by such receipt.

(h) (1) A member shall be permitted, consistent with its quotation obligations, to execute a short sale for the account of an options market maker that would otherwise be in contravention of this Rule, if:

(A) the options market maker is registered with a qualified options exchange as a qualified options market maker in a stock options class on a Nasdaq National Market security or an options class on a qualified stock index; and

(B) the short sale is an exempt hedge transaction.

(2) For purposes of this paragraph:

(A) (i) An "exempt hedge transaction," in the context of qualified options market makers in stock options classes, shall mean a short sale in a Nasdaq National Market security that was effected to hedge, and in fact serves to hedge, an existing offsetting options position or an offsetting options position that was created in a transaction(s) contemporaneous with the short sale,[1] provided that when establishing the short position the options market maker is eligible to receive(s) good faith margin pursuant to Section 220.12 of Regulation T under the Act for that transaction.

(ii) An "exempt hedge transaction," in the context of qualified options market makers in stock index options classes, shall mean a short sale in a Nasdaq National Market security that was effected to hedge, and in fact serves to hedge, an existing offsetting stock index options position or an offsetting stock index options position that was created in a transaction(s) contemporaneous with the short sale, provided that:

a. the security sold short is a component security of the index underlying such offsetting index options position;

b. the index underlying such offsetting index options position is a "qualified stock index;" and

c. the dollar value of all exempt short sales effected to hedge the offsetting stock index options position does not exceed the aggregate current index value of the offsetting options position.

(iii) Notwithstanding any other provision of this paragraph (h), any transaction unrelated to normal options market making activity, such as index arbitrage or risk arbitrage that in either case is independent of an options market maker's market making functions, will not be considered an "exempt hedge transaction."

(B) A "qualified options market maker" shall mean an options market maker who has received an appointment as a "qualified options market maker" for certain classes of stock options on Nasdaq National Market securities and/or index options on qualified stock indexes pursuant to the rules of a qualified options exchange.

(C) A "qualified options exchange" shall mean a national securities exchange that has approved rules and procedures providing for:

---

[1] The phrase contemporaneously established includes transactions occurring simultaneously as well as transactions occurring within the same brief period of time.

(i) designating market makers as qualified options market makers, which standards shall be designed to identify options market makers who regularly engage in market making activities in the particular options class(es);

(ii) the surveillance of its market maker's utilization of the exemption set forth in paragraph (h)(1) to assure that short sales effected by qualified options market makers are exempt hedge transactions and that other non-qualified market makers are not utilizing the exemption; and

(iii) authorization of Nasdaq to withdraw, suspend or modify the designation of a qualified options market maker but only if a qualified options exchange has determined that the qualified options market maker has failed to comply with the terms of the exemption, and that such a withdrawal, suspension or modification of the market maker's exemption is warranted in light of the substantial, willful, or continuing nature of the violation.

(D) A "qualified stock index" shall mean any stock index that includes one or more Nasdaq National Market securities, provided that more than 10% of the weight of the index is accounted for by Nasdaq National Market securities and provided further that the qualification of an index as a qualified stock index shall be reviewed as of the end of each calendar quarter, and the index shall cease to qualify if the value of the index represented by one or more Nasdaq National Market securities is less than 8% at the end of any subsequent calendar quarter.

(E) "Aggregate current index value" shall mean the current index value times the index multiplier.

(F) A member will not be in violation of paragraph (a) above if the member executes a short sale for the account of an options market maker that is in contravention of this paragraph (h), provided that the member did not know or have reason to know that the options market maker's short sale was in contravention of this paragraph (h).

(i) (1) A member shall be permitted, consistent with its quotation obligations, to execute a short sale for the account of a warrant market maker that would otherwise be in contravention of this Rule, if:

(A) the warrant market maker is a registered Nasdaq market maker for the warrant; and

(B) the short sale is an exempt hedge transaction that results in a fully hedged position.

(2) For purposes of this paragraph, an "exempt hedge transaction" shall

mean a short sale in a Nasdaq National Market security that was effected to hedge, and in fact serves to hedge, an existing offsetting warrant position or an offsetting warrant position that was created in a transaction(s) contemporaneous with the short sale.[2] Notwithstanding any other provision of this paragraph, any transaction unrelated to normal warrant market making activity, such as index arbitrage or risk arbitrage that in either case is independent of a warrant market maker's market making functions, will not be considered an "exempt hedge transaction."

(3) Nasdaq may withdraw, suspend or modify the exemption for a warrant market maker upon determination that the market maker has failed to comply with the terms of the exemption, and that such a withdrawal, suspension or modification of the market maker's exemption is warranted in light of the substantial, willful, or continuing nature of the violation.

(4) A member will not be in violation of paragraph (a) above if the member executes a short sale for the account of a warrant market maker that is in contravention of this paragraph (i), provided that the member did not know or have reason to know that the warrant market maker's short sale was in contravention of paragraph (i).

(j) Pursuant to the Rule 9600 Series or on Nasdaq's own motion, Nasdaq may exempt either unconditionally, or on specified terms and conditions, any transaction or class of transactions from the provisions of this Rule.

(k) Definitions:

(1) The term "short sale" shall have the same meaning as contained in SEC Rule 200, adopted pursuant to the Act.

(2) The term "block positioner" shall have the same meaning as contained in SEC Rule 200 for "Block Positioner" adopted pursuant to the Act,:

(l) This section shall be in effect until December 15, 2005.

IM-3350. Short Sale Rule

(a) (1) In developing a Short Sale Rule for Nasdaq National Market securities, Nasdaq has adopted an exemption to the Rule for certain market making activity. This exemption is an essential component of the Rule because bona fide market making activity is necessary and appropriate to maintain continuous, liquid markets in Nasdaq National Market securities. Rule 3350(c)(1) states that short selling prohibitions shall not apply to sales by registered Nasdaq

[2] The phrase contemporaneously established includes transactions occurring simultaneously as well as transactions occurring within the same brief period of time.

market makers in connection with bona fide market making activity and specifies that transactions unrelated to normal market making activity, such as index arbitrage and risk arbitrage that are independent from a member's market making functions, will not be considered as bona fide market making. Thus two standards are to be applied: one must be a registered Nasdaq market maker and one must engage in "bona fide" market making activity to take advantage of this exemption. With this interpretation, Nasdaq wishes to clarify for members some of the factors that will be taken into consideration when reviewing market making activity that may not be deemed to be bona fide market making activity and therefore would not be exempted from the Rule's application.

(2) First, as the Rule indicates, bona fide market making activity does not include activity that is unrelated to market making functions, such as index arbitrage and risk arbitrage that is independent from a member's market making functions. While these types of arbitrage activity appear to be suitable for the firm's overall hedging or risk management concerns, they do not warrant an exemption from the Rule. However, short sales of a security of a company involved in a merger or acquisition will be deemed bona fide market-making activity if made to hedge the purchase or prospective purchase (based on communicated indications of interest) of another security of a company involved in the merger or acquisition, which purchase was made, or is to be made, in the course of bona fide market making activity. The purchase of a security of a company involved in a merger or acquisition made to hedge a short sale of another security involved in the merger or acquisition, which sale was made in the course of bona fide market making activity, will not cause the sale to be deemed unrelated to normal market-making activity. Short sales made to hedge any such purchases or prospective purchases must be reasonably consistent with the exchange ratio (or exchange ratio formula) specified by the terms of the merger or acquisition.

(3) Similarly, bona fide market making would exclude activity that is related to speculative selling strategies of the member or investment decisions of the firm and is disproportionate to the usual market making patterns or practices of the member in that security. Nasdaq does not anticipate that a firm could properly take advantage of its market maker exemption to effectuate such speculative or investment short selling decisions. Disproportionate short selling in a market making account to effectuate such strategies will be viewed by Nasdaq as inappropriate activity that does not represent bona fide market making and would therefore be in violation of Rule 3350.

(b) With respect to trades executed on or reported to Nasdaq, Rule 3350 requires that no member shall effect a short sale for the account of a customer or for its own account in a Nasdaq National Market security at or below the current best (inside) bid displayed in the Nasdaq Market Center when the current best (inside) bid is below the proceeding best (inside) bid in the security. For purposes of this rule, the term "customer" includes a non-member broker-dealer. Nasdaq has determined that in order to effect a "legal" short sale when the current best bid is lower than the preceding best bid the short sale must be executed at a price of at least $0.01 above the current inside bid when the current inside spread is $0.01 or greater. The last sale report for such a trade would, therefore, be above the inside bid by at least $0.01.

(c) (1) Rule 3350 prohibits a member from effecting a short sale for the account of a customer or for its own account directly or through the offices of a third party for the purpose of avoiding the application of the Short Sale Rule. Further, the Rule prohibits a member from knowingly, or with reason to know, effecting sales for the account of a customer or for its own account for the purpose of avoiding the Rule. With this interpretation, Nasdaq wishes to clarify some of the circumstances under which a member would be deemed to be in violation of Rule 3350.

(2) For example, in instances where the current best bid is below the preceding best bid, if a market maker alone at the inside best bid were to lower its bid and then raise it to create an "up bid" for the purpose of facilitating a short sale, Nasdaq would consider such activity to be a manipulative act and a violation of Nasdaq's Short Sale Rule. Nasdaq also would consider it a manipulative act and a violation of the Rule if a market maker with a long stock position were to raise its bid above the inside bid and then lower it to create a "down bid" for the purpose of precluding market participants from selling short. In addition, if a market maker agrees to an arrangement proposed by a member or a customer whereby the market maker raises its bid in Nasdaq in order to effect a short sale for the other party and is protected against any loss on the trade or on any other executions effected at its new bid price, the market maker would be deemed to be in violation of Rule 3350. Similarly, a market maker would be deemed in violation of the Rule if it entered into an arrangement with a member or a customer whereby it used its exemption from the rule to sell short at the bid at successively lower prices, accumulating a short position, and subsequently offsetting those sales through a transaction at a prearranged price, for the purpose of avoiding compliance with the Rule, and with the understanding that the market maker would be guaranteed by the member or customer against losses on the trades.

(3) Nasdaq believes that members' activities to circumvent the Rule through indirect actions such as executions with other members or through facilitation of customer orders while being protected from loss are antithetical to the purposes of the Rule. Accordingly, Nasdaq will consider any such activity as a violation of Rule 3350.

(d) Nasdaq calculates changes to the inside bid displayed in the Nasdaq Market Center and disseminates a "bid arrow" via Nasdaq data feeds for market participants to use to comply with Rule 3350 when utilizing the execution functionality of the Nasdaq Market Center. The initial bid arrow each day shall be calculated at market open as follows.

(1) For stocks subject to Rule 4709(c), the initial bid arrow after

completing the process described in Rule 4709(c)(1) through (3) shall be up and the next and subsequent bid arrows shall be calculated by comparing the bid arrow with each quotation update processed by the Nasdaq system after the system begins processing pursuant to Rule 4709(c)(4).

(2) For stocks described in Rule 4704(d), the initial bid arrow at the conclusion of the Nasdaq Opening Cross shall be up and the next and subsequent bid arrows shall be calculated by comparing the bid arrow with each quotation update processed by the Nasdaq system after the Nasdaq Opening Cross concludes.

3360. Short-Interest Reporting

(a) To the extent such information is not otherwise reported to the NASD in conformance with NASD Rule 3360, each member shall maintain a record of total "short" positions in all customer and proprietary firm accounts in securities listed on Nasdaq and shall regularly report such information to Nasdaq in such a manner as may be prescribed by Nasdaq. For the purposes of this rule, the term "customer" includes a broker/dealer. Reports shall be made as of the close of the settlement date designated by Nasdaq. Reports shall be received by Nasdaq no later than the second business day after the reporting settlement date designated by Nasdaq.

(b) For purposes of this Rule, "short" positions to be reported are those resulting from "short sales" as that term is defined in SEC Rule 200, under the Act, with the exception of positions that meet the requirements of Subsections (e)(1), (6), (7), (8), and (10) of SEC Rule 10a-1 adopted under the Act.

3370. Prompt Receipt and Delivery of Securities

(a) Purchases

No member or person associated with a member may accept a customer's purchase order for any security unless it has first ascertained that the customer placing the order or its agent agrees to receive securities against payment in an amount equal to any execution, even though such an execution may represent the purchase of only a part of a larger order.

(b) Long Sales

No member or person associated with a member shall accept a long sale order from any customer in any equity security unless the order meets the requirements applicable to long sales set forth in Regulation SHO. To the extent a member or person associated with a member does not have physical possession or control of the securities, the member or person associated with a member must document, at the time the order is taken, the communication with the customer as to the present location of the securities in question, whether they are in good deliverable form and the customer's ability to deliver them to the member by settlement date. For purposes of this rule, the term "customer" includes a non-member broker-dealer.

3380. SEC Rule 19c-1 -- Governing Certain Off-Board Agency Transactions by Members of National Securities Exchanges

No rule, stated policy, or practice of this exchange shall prohibit or condition, or be construed to prohibit or condition or otherwise limit, directly or indirectly, the ability of any member acting as agent to effect any transaction otherwise than on this exchange with another person (except when such member also is acting as agent for such other person in such transaction), in any equity security listed on this exchange or to which unlisted trading privileges on this exchange have been extended.

3385. SEC Rule 19c-3 -- Governing Off-Board Trading by Members of National Securities Exchanges

(a) No rule, stated policy or practice of this exchange shall prohibit or condition, or be construed to prohibit, condition or otherwise limit, directly or indirectly, the ability of any member to effect any transaction otherwise than on this exchange in any reported security listed and registered on this exchange or as to which unlisted trading privileges on this exchange have been extended (other than a put option or call option issued by the Options Clearing Corporation) which is not a covered security.

(b) For purposes of this rule,

(1) The term "Act" shall mean the Securities Exchange Act of 1934, as amended.

(2) The term "exchange" shall mean a national securities exchange registered as such with the Securities and Exchange Commission pursuant to section 6 of the Act.

(3) The term "covered security" shall mean:

(A) Any equity security or class of equity securities which

(i) was listed and registered on an exchange on April 26, 1979, and

(ii) remains listed and registered on at least one exchange continuously thereafter;

(B) Any equity security or class of equity securities which

(i) was traded on one or more exchanges on April 26, 1979, pursuant to unlisted trading privileges permitted by Section 12(f)(1)(A) of the Act, and

(ii) remains traded on any such exchange pursuant to such unlisted trading privileges continuously thereafter; and

(C) Any equity security or class of equity securities which

(i) is issued in connection with a statutory merger, consolidation or similar plan or reorganization (including a reincorporation or change of domicile) in exchange for an equity security or class of equity securities described in paragraph (b)(3)(A) or (b)(3)(B) of this rule,

(ii) is listed and registered on an exchange after April 26, 1979, and

(iii) remains listed and registered on at least one exchange continuously thereafter.

(4) The term "reported security" shall mean any security or class of securities for which transaction reports are collected, processed and made available pursuant to an effective transaction reporting plan.

(5) The term "transaction report" shall mean a report containing the price and volume associated with a completed transaction involving the purchase or sale of a security.

(6) The term "effective transaction reporting plan" shall mean any plan approved by the Commission pursuant to Rule 11Aa3-1 for collecting, processing and making available transaction reports with respect to transactions in an equity security or class of equity securities.

3390. SEC Rule 11Ac1-4 – Display of Customer Limit Orders

Nasdaq Market Makers and ITS/CAES Market Makers shall comply with the obligations of SEC Rule 11Ac1-4 and any interpretations issued thereunder. Solely for the purposes of this Rule and SEC Rule 11Ac1-4, Nasdaq Market Makers and ITS/CAES Market Makers shall be deemed to be exchange specialists.

3400. Reserved

3500. EMERGENCY PREPAREDNESS

3510. Business Continuity Plans

(a) Nasdaq Members shall comply with NASD Rule 3510 as if such Rule were part of Nasdaq's Rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 3510 by complying with NASD Rule 3510 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 3510 are being performed by NASD Regulation on behalf of Nasdaq.

3520. Emergency Contact Information

(a) Each member shall report to Nasdaq, via such electronic or other means as Nasdaq may require, prescribed emergency contact information for the member. The emergency contact information for the member includes designation of two emergency contact persons. Each emergency contact person shall be a member of senior management and a registered principal of the member.

(b) Each member must promptly update its emergency contact information, via such electronic or other means as Nasdaq may require, in the event of any material change. Each member must review and, if necessary, update its emergency contact information, including designation of two emergency contact persons, within 17 business days after the end of each calendar quarter to ensure the information's accuracy. The member's Executive Representative (as defined in Rule 1150), or his or her designee, which designation must be in writing, must conduct such review and any update. Furthermore, members must have adequate controls and procedures to ensure that only the Executive Representative, or his or her written designee, may perform the review and update.

MARKETPLACE RULES

TABLE OF CONTENTS

MARKETPLACE RULES

4000. THE NASDAQ STOCK MARKET

4100. GENERAL

4110. Use of Nasdaq on a Test Basis

Notwithstanding the listing standards set forth in the Rule 4300 and 4400 Series, Nasdaq may at any time authorize the use of its systems on a test basis for whatever studies it considers necessary and appropriate.

4120. Trading Halts

(a) Authority to Initiate Trading Halts

In circumstances in which Nasdaq deems it necessary to protect investors and the public interest, Nasdaq may, pursuant to the procedures set forth in paragraph (b):

(1) halt trading on Nasdaq of a Nasdaq-listed security to permit the dissemination of material news; or

(2) halt trading on Nasdaq of a security listed on another national securities exchange during a trading halt imposed by such exchange to permit the dissemination of material news; or

(3) halt trading by: (i) ITS/CAES Market Makers in a security listed on another national securities exchange when such exchange imposes a trading halt in that security because of an order imbalance or influx ("operational trading halt"); or (ii) Nasdaq market makers in a security listed on Nasdaq, when the security is a derivative or component of a security listed on another national securities exchange and such exchange imposes an operational trading halt in that security. ITS/CAES Market Makers and Nasdaq Market Makers may commence quotations and trading at any time following initiation of operational trading halts, without regard to procedures for resuming trading set forth in paragraph (b); or

(4) halt trading in an American Depository Receipt ("ADR") or other security listed on Nasdaq, when the Nasdaq-listed security or the security underlying the ADR is listed on or registered with another national or foreign securities exchange or market, and the national or foreign securities exchange or market, or regulatory authority overseeing such exchange or market, halts trading in such security for regulatory reasons; or

(5) halt trading in a security listed on Nasdaq when Nasdaq requests from the issuer information relating to:

(A) material news;

(B) the issuer's ability to meet Nasdaq listing qualification requirements, as set forth in the Rule 4300, 4400, and 4800 Series; or

(C) any other information which is necessary to protect investors and the public interest.

(6) halt trading in a security listed on Nasdaq when

(A) extraordinary market activity in the security is occurring, such as the execution of a series of transactions for a significant dollar value at prices substantially unrelated to the current market for the security, as measured by the national best bid and offer, and

(B) Nasdaq determines that such extraordinary market activity is likely to have a material effect on the market for the security; and

(C) (i) Nasdaq believes that such extraordinary market activity is caused by the misuse or malfunction of an electronic quotation, communication, reporting, or execution system operated by, or linked to, Nasdaq;

(ii) After consultation with another national securities exchange trading the security on an unlisted trading privileges basis, Nasdaq believes that such extraordinary market activity is caused by the misuse or malfunction of an electronic quotation, communication, reporting, or execution system operated by, or linked to, such other national securities exchange; or

(iii) After consultation with NASD regarding an NASD facility trading the security, Nasdaq believes that such extraordinary market activity is caused by the misuse or malfunction of such NASD facility or an electronic quotation, communication, reporting, or execution system linked to such NASD facility.

(7) Halt trading in a security that is the subject of an Initial Public Offering on Nasdaq.

(b) Procedure for Initiating a Trading Halt

(1) Nasdaq issuers are required to notify Nasdaq of the release of certain material news prior to the release of such information to the public as required by Rules 4310(c)(16) and 4320(e)(14).

(2) Notification shall be provided directly to Nasdaq's MarketWatch Department by telephone, facsimile, or other compatible means of electronic

communication.[1] Information communicated orally by authorized representatives of a Nasdaq issuer should be confirmed promptly in writing.

(3) Upon receipt of information, from the issuer or other source, Nasdaq will promptly evaluate the information, estimate its potential impact on the market and determine whether a trading halt in the security is appropriate.

(4) Should Nasdaq determine that a basis exists under Rule 4120(a) for initiating a trading halt, the commencement of the trading halt will be effective at the time specified by Nasdaq in a notice posted on a publicly available Nasdaq website. In addition, Nasdaq shall disseminate notice of the commencement of a trading halt through major wire services.

(5) Trading in a halted security shall resume at the time specified by Nasdaq in a notice posted on a publicly available Nasdaq website. In addition, Nasdaq shall disseminate notice of the resumption of trading through major wire services.

(6) (i) In the case of a trading halt under Rule 4120(a)(6) based on the misuse or malfunction of an electronic quotation, communication, reporting, or execution system that is not operated by Nasdaq, Nasdaq will promptly contact the operator of the system in question (as well as any national securities exchange or NASD facility to which such system is linked) to ascertain information that will assist Nasdaq in determining whether a misuse or malfunction has occurred, what effect the misuse or malfunction is having on trading in a security, and what steps are being taken to address the misuse or malfunction. If the operator of the system is unavailable when contacted by Nasdaq, Nasdaq will continue efforts to contact the operator of the system to ascertain information that will assist Nasdaq in determining whether the trading halt should be terminated.

(ii) A trading halt initiated under Rule 4120(a)(6) shall be terminated as soon as Nasdaq determines either that the system misuse or malfunction that caused the extraordinary market activity will no longer have a material effect on the market for the security or that system misuse or malfunction is not the cause of the extraordinary market activity.

(7) A trading halt initiated under Rule 4120(a)(7) shall be terminated when Nasdaq releases the security for trading. Prior to terminating the halt, there will be a 15-minute period during which market participants may enter quotes in

[1] Notification may be provided to the MarketWatch Department by telephone 1-800-537-3929 and (240) 386-6046. Between 7 p.m. and 7:30 a.m. Eastern Time, voice mail messages may be left on either number. The fax number is (240) 386-6047.

that security in Nasdaq systems. At the conclusion of the 15-minute period, the halt shall be terminated and the security released for trading.

IM-4120-1. Disclosure of Material Information

Rules 4310(c)(16) and 4320(e)(14) require that, except in unusual circumstances, Nasdaq issuers disclose promptly to the public through any Regulation FD compliant method (or combination of methods) of disclosure any material information which would reasonably be expected to affect the value of their securities or influence investors' decisions. Nasdaq issuers shall notify Nasdaq of the release of such material information that involves any of the events set forth below prior to its release to the public. Nasdaq recommends that Nasdaq issuers provide such notification at least ten minutes before such release.[2] Under unusual circumstances issuers may not be required to make public disclosure of material events; for example, where it is possible to maintain confidentiality of those events and immediate public disclosure would prejudice the ability of the company to pursue its legitimate corporate objectives. However, Nasdaq issuers remain obligated to disclose this information to Nasdaq upon request pursuant to Rules 4310(c)(15) or 4320(e)(13).

Whenever unusual market activity takes place in a Nasdaq issuer's securities, the issuer normally should determine whether there is material information or news which should be disclosed. If rumors or unusual market activity indicate that information on impending developments has become known to the investing public, or if information from a source other than the issuer becomes known to the investing public, a clear public announcement may be required as to the state of negotiations or development of issuer plans. Such an announcement may be required, even though the issuer may not have previously been advised of such information or the matter has not yet been presented to the issuer's Board of Directors for consideration. It may also be appropriate, in certain circumstances, to publicly deny false or inaccurate rumors which are likely to have, or have had, an effect on the trading in its securities or would likely have an influence on investment decisions.

Trading Halts

A trading halt benefits current and potential shareholders by halting all trading in any Nasdaq securities until there has been an opportunity for the information to be disseminated to the public. This decreases the possibility of some investors acting on information known to them but which is not known to others. A trading halt provides the public with an opportunity to evaluate the information and consider it in making investment decisions. It also alerts the marketplace to the fact that news has been released.

---

[2] Notification may be provided to the MarketWatch Department by telephone 1-800-537-3929 and (240) 386-6046. Between 6 p.m. and 7:30 a.m. Eastern Time, voice mail messages may be left on either number. Information communicated orally should be confirmed promptly in writing. The fax number is (240) 386-6047.

Nasdaq's MarketWatch Department monitors real time trading in all Nasdaq securities during the trading day for price and volume activity. In the event of certain price and volume movements, the MarketWatch Department may contact an issuer and its market makers in order to ascertain the cause of the unusual market activity. The MarketWatch Department treats the information provided by the issuer and other sources in a highly confidential manner, and uses it to assess market activity and assist in maintaining fair and orderly markets. A Nasdaq listing includes an obligation to disclose to the MarketWatch Department information that the issuer is not otherwise disclosing to the investing public or the financial community. On, occasion, changes in market activity prior to the issuer's release of material information may indicate that the information has become known to the investing public. Changes in market activity also may occur when there is a release of material information by a source other than the issuer, such as when a Nasdaq issuer is subject to an unsolicited take-over bid by another company. Depending on the nature of the event and the issuer's views regarding the business advisability of disclosing the information, the MarketWatch Department may work with the issuer to accomplish a timely release of the information. Furthermore, depending on the materiality of the information and the anticipated affect of the information on the price of the issuer's securities, the MarketWatch Department may advise the issuer that a temporary trading halt is appropriate to allow for full dissemination of the information and to maintain an orderly market. The institution of a temporary trading halt pending the release of information is not a reflection on the value of the securities halted. Such trading halts are instituted, among other reasons, to insure that material information is fairly and adequately disseminated to the investing public and the marketplace, and to provide investors with the opportunity to evaluate the information in making investment decisions. A trading halt normally lasts one half hour but may last longer if a determination is made that news has not been adequately disseminated or that the original or an additional basis under Rule 4120 exists for continuing the trading halt.

The MarketWatch Department is required to keep non-public information, confidential and to use such information only for regulatory purposes.

Issuers are required to notify the MarketWatch Department of the release of material information included in the following list of events prior to the release of such information to the public. It should also be noted that every development that might be reported to Nasdaq in these areas would not necessarily be deemed to warrant a trading halt. In addition to the following list of events, Nasdaq encourages issuers to avail themselves of the opportunity for advance notification to the MarketWatch Department in situations where they believe, based upon their knowledge of the significance of the information, that a temporary trading halt may be necessary or appropriate.

(a) Financial-related disclosures, including quarterly or yearly earnings, earnings restatements, pre-announcements or "guidance."

(b) Corporate reorganizations and acquisitions, including mergers, tender offers, asset transactions and bankruptcies or receiverships.

(c) New products or discoveries, or developments regarding customers or suppliers (e.g., significant developments in clinical or customer trials, and receipt or cancellation of a material contract or order).

(d) Senior management changes of a material nature or a change in control.

(e) Resignation or termination of independent auditors, or withdrawal of a previously issued audit report.

(f) Events regarding the issuer's securities - e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, or public or private sales of additional securities.

(g) Significant legal or regulatory developments.

(h) Any event requiring the filing of a Form 8-K.

Use of Regulation FD Compliant Methods in the Disclosure of Material Information

Regardless of the method of disclosure that an issuer chooses to utilize, issuers are required to notify the MarketWatch Department of the release of material information that involves any of the events set forth above prior to its release to the public. Nasdaq recommends that issuers provide such notification at least ten minutes before such release. When an issuer chooses to utilize a Regulation FD compliant method for disclosure other than a press release or Form 8-K, the issuer will be required to provide prior notice to the MarketWatch Department of: 1) the press release announcing the logistics of the future disclosure event; and 2) a descriptive summary of the material information to be announced during the disclosure event if the press release does not contain such a summary.

Depending on the materiality of the information and the anticipated effect of the information on the price of the issuer's securities, the MarketWatch Department may advise the issuer that a temporary trading halt is appropriate to allow for full dissemination of the information and to maintain an orderly market. The MarketWatch Department will assess with issuers utilizing methods of disclosure other than a press release or Form 8-K the timing within the disclosure event when the issuer will cover the material information so that the halt can be commenced accordingly. Issuers will be responsible for promptly alerting the MarketWatch Department of any significant changes to the previously outlined disclosure timeline. Issuers are reminded that the posting of information on its own website is not by itself considered a sufficient method of public disclosure under Regulation FD, and as a result, under Nasdaq rules.

IM-4120-2. Disclosure of Written Notice of Staff Determination

Rule 4815(b) requires that an issuer make a public announcement through the news media disclosing the receipt of a Written Notice of Staff Determination ("Staff Determination") to prohibit continued listing of the issuer's securities under Rule 4815(a) as a result of the issuer's failure to comply with the continued listing requirements, and the Rule(s) upon which the Staff Determination was based. Such public announcement shall be made as promptly as possible, but not more than seven calendar days following the receipt of the Staff Determination. If the public announcement is not made by the issuer within the time allotted, trading of its securities shall be halted, even if the issuer appeals the Staff Determination as set forth in Rule 4820. If the issuer fails to make the public announcement by the time that the Listing Qualifications Panel issues its decision, that decision will also determine whether to delist the issuer's securities for failure to make the public announcement.

Rule 4815(b) does not relieve an issuer of its obligation to make a materiality assessment of the pending delisting action as it may relate to the disclosure requirements of the federal securities laws, nor should it be construed as providing a safe harbor under the federal securities laws. It is suggested that the issuer consult with corporate/securities counsel in assessing its disclosure obligations under the federal securities laws.

4200. DEFINITIONS

(a) For purposes of the Rule 4000 Series, unless the context requires otherwise:

(1) "Act" means the Securities Exchange Act of 1934.

(2) "AICPA" means the American Institute of Certified Public Accountants.

(3) Reserved

(4) "Best efforts offering" means an offering of securities by members of a selling group under an agreement which imposes no financial commitment on the members of such group to purchase any such securities except as they may elect to do so.

(5) Reserved

(6) "Cash available for distribution" means cash flow of a limited partnership less amount set aside for restoration or creation of reserves.

(7) "Cash flow" means cash funds provided from limited partnership operations, including lease payments on net leases from builders and sellers, without deduction for depreciation, but after deducting cash funds used to pay all other expenses, debt payments, capital improvements and replacements.

(8) "Consolidated Quotations Service" (CQS) means the consolidated quotation collection system for securities listed on an exchange other than Nasdaq implementing SEC Rule 11 Acl-1.

(9) "Country of Domicile" means the country under whose laws an issuer is organized or incorporated.

(10) "Direct Registration Program" means any program by an issuer, directly or through its transfer agent, whereby a shareholder may have securities

registered in the shareholder's name on the books of the issuer or its transfer agent without the need for a physical certificate to evidence ownership.

(11) "Dissenting Limited Partner" means a person who, on the date on which soliciting material is mailed to investors, is a holder of a beneficial interest in a limited partnership that is the subject of a limited partnership rollup transaction, and who casts a vote against the transaction and complies with procedures established by Nasdaq, except that for purposes of an exchange or tender offer, such person shall file an objection in writing under the rules of Nasdaq during the period in which the offer is outstanding. Such objection in writing shall be filed with the party responsible for tabulating the votes or tenders.

(12) "ESOP" means employee stock option plan.

(13) "Firm commitment offering" means an offering of securities by participants in a selling syndicate under an agreement that imposes a financial commitment on participants in such syndicate to purchase such securities.

(14) "Family Member" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home.

(15) "Independent director" means a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. The following persons shall not be considered independent:

(A) a director who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company;

(B) a director who accepted or who has a Family Member who accepted any payments from the company or any parent or subsidiary of the company in excess of $60,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i) compensation for board or board committee service;

(ii) payments arising solely from investments in the company's securities;

(iii) compensation paid to a Family Member who is a non-executive employee of the company or a parent or subsidiary of the company;

(iv) benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(v) loans from a financial institution provided that the loans (1) were made in the ordinary course of business, (2) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public, (3) did not involve more than a normal degree of risk or other unfavorable factors, and (4) were not otherwise subject to the specific disclosure requirements of SEC Regulation S-K, Item 404;

(vi) payments from a financial institution in connection with the deposit of funds or the financial institution acting in an agency capacity, provided such payments were (1) made in the ordinary course of business; (2) made on substantially the same terms as those prevailing at the time for comparable transactions with the general public; and (3) not otherwise subject to the disclosure requirements of SEC Regulation S-K, Item 404; or

(vii) loans permitted under Section 13(k) of the Act.

Provided, however, that in addition to the requirements contained in this paragraph (B), audit committee members are also subject to additional, more stringent requirements under Rule 4350(d).

(C) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

(D) a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i) payments arising solely from investments in the company's securities; or

(ii) payments under non-discretionary charitable contribution matching programs.

(E) a director of the listed company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the listed company serve on the compensation committee of such other entity;

or

(F) a director who is, or has a Family Member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years.

(G) in the case of an investment company, in lieu of paragraphs (A)-(F), a director who is an "interested person" of the company as defined in Section 2(a)(19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee.

(16) "Index warrants" means instruments that are direct obligations of the issuing company, either exercisable throughout their life (i.e., American style) or exercisable only on their expiration (i.e., European style), entitling the holder to a cash settlement in U.S. dollars to the extent that the index has declined below (for a put warrant) or increased above (for a call warrant) the pre-stated cash settlement value of the index. Index warrants may be based on either foreign or domestic indexes.

(17) "Limited partner" or "investor in a limited partnership" means the purchaser of an interest in a direct participation program, as defined in Nasdaq Rule 2810, that is a limited partnership who is not involved in the day-to-day management of the limited partnership and bears limited liability.

(18) "Limited partnership" means an unincorporated association that is a direct participation program, as defined in Nasdaq Rule 2810, organized as a limited partnership whose partners are one or more general partners and one or more limited partners, which conforms to the provisions of the Revised Uniform Limited Partnership Act or the applicable statute that regulates the organization of such partnership.

(19) "Limited Partnership Rollup Transaction" means a transaction involving the combination or reorganization of one or more limited partnerships, directly or indirectly, in which:

(A) some or all of the investors in any of such limited partnerships will receive new securities, or securities in another entity, that will be reported under a transaction reporting plan declared effective before January 1, 1991, by the Commission under Section 11A of the Act[3];

(B) any of the investors' limited partnership securities are not, as of the date of the filing, reported under a transaction reporting plan

---

[3] Transaction reporting plans under Section 11A were declared effective prior to January 1, 1991 for the Nasdaq National Market, the New York Stock Exchange, and the American Stock Exchange.

declared effective before January 1, 1991, by the Commission under Section 11A of the Act;

(C) investors in any of the limited partnerships involved are subject to a significant adverse change with respect to voting rights, the term of existence of the entity, management compensation, or investment objectives; and

(D) any of such investors are not provided an option to receive or retain a security under substantially the same terms and conditions as the original issue. Notwithstanding the foregoing definition, a "limited partnership rollup transaction" does not include:

(i) a transaction that involves only a limited partnership or partnerships having an operating policy or practice of retaining cash available for distribution and reinvesting proceeds from the sale, financing, or refinancing of assets in accordance with such criteria as the Commission determines appropriate;

(ii) a transaction involving only limited partnerships wherein the interests of the limited partners are repurchased, recalled or exchanged pursuant to the terms of the pre-existing limited partnership agreements for securities in an operating company specifically identified at the time of the formation of the original limited partnership;

(iii) a transaction in which the securities to be issued or exchanged are not required to be and are not registered under the Securities Act of 1933;

(iv) a transaction that involves only issuers that are not required to register or report under Section 12 of the Act, both before and after the transaction;

(v) a transaction, except as the Commission may otherwise provide for by rule for the protection of investors, involving the combination or reorganization of one or more limited partnerships in which a non-affiliated party succeeds to the interests of the general partner or sponsor, if:

a. such action is approved by not less than 66-2/3 percent of the outstanding units of each of the participating limited partnerships; and

b. as a result of the transaction, the existing general partners will receive only compensation to which they are entitled as expressly provided for in the pre-existing partnership agreements; or

(vi) a transaction, except as the Commission may otherwise provide for by rule for the protection of investors, in which the securities offered to investors are securities of another entity that are reported under a transaction reporting plan declared effective before January 1, 1991, by the Commission under Section 11A of the Act[4]; if:

a. such other entity was formed, and such class of securities was reported and regularly traded, not less than 12 months before the date on which soliciting material is mailed to investors; and

b. the securities of that entity issued to investors in the transaction do not exceed 20 percent of the total outstanding securities of the entity, exclusive of any securities of such class held by or for the account of the entity or subsidiary of the entity.

(vii) a transaction involving only entities registered under the Investment Company Act of 1940 or any Business Development Company as defined in Section 2(a)(48) of that Act.

(20) "Listed securities" means securities listed on Nasdaq or another national securities exchange.

(21) "Management fee" means a fee paid to the sponsor, general partner(s), their affiliates, or other persons for management and administration of a limited partnership.

(22) "Market Value" means the closing bid price multiplied by the measure to be valued (e.g., an issuer's market value of public float is equal to the closing bid price multiplied by an issuer's public float).

(23) "Member" means a broker or dealer admitted to membership in Nasdaq.

(24) "Nasdaq market maker" means a dealer that, with respect to a security, holds itself out (by entering quotations in the Nasdaq Market Center) as being willing to buy and sell such security for its own account on a regular and continuous basis and that is registered as such.

(25) "Nasdaq National Market" or "NNM" is a distinct tier of Nasdaq comprised of securities that meet the requirements of and are listed as Nasdaq

---

[4] Transaction reporting plans under Section 11A were declared effective prior to January 1, 1991 for the Nasdaq National Market, the New York Stock Exchange, and the American Stock Exchange.

National Market securities.

(26) "Nasdaq National Market security" or "NNM security" means any security listed on Nasdaq which (1) satisfies all applicable requirements of the Rule 4300 Series and substantially meets the criteria set forth in the Rule 4400 Series; (2) is a right to purchase such security; (3) is a warrant to subscribe to such security; or (4) is an index warrant which substantially meets the criteria set forth in Rule 4420.

(27) "The Nasdaq SmallCap Market" or "SCM" is a distinct tier of Nasdaq comprised of securities that meet the requirements of and are listed as Nasdaq SmallCap Market securities.

(28) "Nasdaq SmallCap Market security" or "SCM security" means any security listed on The Nasdaq SmallCap Market which (1) satisfies all applicable requirements of the Rule 4300 Series but that is not a Nasdaq National Market security; (2) is a right to purchase such security; or (3) is a warrant to subscribe to such security.

(29) Reserved.

(30) Reserved.

(31) "Normal unit of trading" means 100 shares of a security unless, with respect to a particular security, Nasdaq determines that a normal unit of trading shall constitute other than 100 shares. If a normal unit of trading is other than 100 shares, a special identifier shall be appended to the issuer's Nasdaq symbol.

(32) "Reported security" means an equity security for which quotations are entered into the Consolidated Quotations Service.

(33) "Round lot holder" means a holder of a normal unit of trading.

(34) "SEC Rule 100," "SEC Rule 101," "SEC Rule 103," and "SEC Rule 104" means the rules adopted by the Commission under Regulation M, and any amendments thereto.

(35) "Solicitation expenses" means direct marketing expenses incurred by a member in connection with a limited partnership rollup transaction, such as telephone calls, broker/dealer fact sheets, members' legal and other fees related to the solicitation, as well as direct solicitation compensation to members.

(36) "Stabilizing bid" means the terms "stabilizing" or to "stabilize" as defined in SEC Rule 100.

(37) "Transaction costs" means costs incurred in connection with a limited partnership rollup transaction, including printing and mailing the proxy, prospectus or other documents; legal fees not related to the solicitation of votes or

tenders; financial advisory fees; investment banking fees; appraisal fees; accounting fees; independent committee expenses; travel expenses; and all other fees related to the preparatory work of the transaction, but not including costs that would have otherwise been incurred by the subject limited partnerships in the ordinary course of business or solicitation expenses.

(38) "Underwriting Activity Report" is a report provided by the Corporate Financing Department of NASD Regulation, Inc. in connection with a distribution of securities subject to SEC Rule 101 pursuant to NASD Rule 2710(b)(11) and includes forms that are submitted by members to comply with their notification obligations under Rules 4614, 4619, and 4623.

(b) For purposes of Rules 4614, 4619, and 4623, the following terms shall have the meanings as defined in SEC Rule 100: "affiliated purchaser," "distribution," "distribution participant," "independent bid," "net purchases," "passive market maker," "penalty bid," "reference security," "restricted period," "subject security," and "syndicate covering transaction."

(c) All forms and applications relating to listing of securities on Nasdaq referenced in the Rule 4000 Series are available on www.nasdaq.com.

4200-1 DEFINITIONS

The director independence requirements set forth in Rule 4200-1(a)(14) shall continue to apply to any company until Rule 4200(a)(15) becomes effective for such company, as set forth in Rule 4350(a)(5).

(a) For purposes of the Rule 4000 Series, unless the context requires otherwise:

(14) "Independent director" means a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following persons shall not be considered independent:

(A) a director who is employed by the corporation or any of its affiliates for the current year or any of the past three years;

(B) a director who accepts any compensation from the corporation or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(C) a director who is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the corporation or any of its affiliates as an executive officer. Immediate family includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, and anyone who resides in such person's home;

(D) a director who is a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the corporation made, or from which the corporation received, payments (other than those arising solely from investments in the corporation's securities) that exceed 5% of the corporation's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;

(E) a director who is employed as an executive of another entity where any of the company's executives serve on that entity's compensation committee.

IM - 4200 Definition of Independence - Rule 4200(a)(15)

It is important for investors to have confidence that individuals serving as independent directors do not have a relationship with the listed company that would impair their independence. The board has a responsibility to make an affirmative determination that no such relationships exist through the application of Rule 4200. Rule 4200 also provides a list of certain relationships that preclude a board finding of independence. These objective measures provide transparency to investors and companies, facilitate uniform application of the rules, and ease administration. Because Nasdaq does not believe that ownership of company stock by itself would preclude a board finding of independence, it is not included in the aforementioned objective factors. It should be noted that there are additional, more stringent requirements that apply to directors serving on audit committees, as specified in Rule 4350.

The Rule's reference to a "parent or subsidiary" is intended to cover entities the issuer controls and consolidates with the issuer's financial statements as filed with the Commission (but not if the issuer reflects such entity solely as an investment in its financial statements). The reference to executive officer means those officers covered in SEC Rule 16a-1(f) under the Act. In the context of the definition of Family Member under Rule 4200(a)(14), the reference to marriage is intended to capture relationships specified in the Rule (parents, children and siblings) that arise as a result of marriage, such as "in-law" relationships.

The three year look-back periods referenced in paragraphs (A), (C), (E) and (F) of the Rule commence on the date the relationship ceases. For example, a director employed by the company is not independent until three years after such employment terminates.

Paragraph (B) of the Rule is generally intended to capture situations where a payment is made directly to (or for the benefit of) the director or a Family Member of the director. For example, consulting or personal service contracts with a director or Family

Member of the director or political contributions to the campaign of a director or a Family Member of the director would be considered under paragraph (B) of the Rule. Subparagraph (v) clarifies that a loan from a financial institution that was exempt from specific disclosure pursuant to Instruction 3 to SEC Regulation S-K, Item 404(c) will not preclude a finding of director independence. Subparagraph (vi) clarifies that certain payments from financial institutions will not preclude a finding of director independence. In particular, subparagraph (vi) is intended to capture standard, non-preferential payments made by financial institutions in the ordinary course of business such as interest payments made by a bank on deposits, certificates of deposits, or savings bonds.

Furthermore, subparagraph (vi) is intended to capture technical "payments" made by a financial institution to its customers when the financial institution acts as an agent for its customers. For example, when a brokerage firm receives dividends for securities held by a customer, it will make a "payment" of the dividend amount to that customer. Likewise, when a brokerage firm executes a customer's order to sell the customer's securities, it will make a "payment" of the proceeds to the customer. Subparagraph (vi) clarifies that agency payments, such as those described above, shall not preclude a finding of director independence.

Paragraph (D) of the Rule is generally intended to capture payments to an entity with which the director or Family Member of the director is affiliated by serving as a partner, controlling shareholder or executive officer of such entity. Under exceptional circumstances, such as where a director has direct, significant business holdings, it may be appropriate to apply the corporate measurements in paragraph (D), rather than the individual measurements of paragraph (B). Issuers should contact Nasdaq if they wish to apply the Rule in this manner. The reference to a partner in paragraph (D) is not intended to include limited partners. It should be noted that the independence requirements of paragraph (D) of the Rule are broader than SEC Rule 10A-3(e)(8) under the Act.

Under paragraph (D), a director who is, or who has a Family Member who is, an executive officer of a charitable organization may not be considered independent if the company makes payments to the charity in excess of the greater of 5% of the charity's revenues or $200,000. However, Nasdaq encourages companies to consider other situations where a director or their Family Member and the company each have a relationship with the same charity when assessing director independence.

For purposes of determining whether a lawyer is eligible to serve on an audit committee, SEC Rule 10A-3 under the Act generally provides that any partner in a law firm that receives payments from the issuer is ineligible to serve on that issuer's audit committee. In determining whether a director may be considered independent for purposes other than the audit committee, payments to a law firm would generally be considered under Rule 4200(a)(15)(D), which looks to whether the payment exceeds the greater of 5% of the recipient's gross revenues or $200,000; however, if the firm is a sole proprietorship, Rule 4200(a)(15)(B), which looks to whether the payment exceeds $60,000, applies.

Paragraph (G) of the Rule provides a different measurement for independence for investment companies in order to harmonize with the Investment Company Act of 1940. In particular, in lieu of paragraphs (A)-(F), a director who is an "interested person" of the company as defined in Section 2(a)(19) of the Investment Company Act of 1940, other than in his or her capacity as a member of the board of directors or any board committee, shall not be considered independent.

4300. LISTING REQUIREMENTS FOR NASDAQ SECURITIES

Nasdaq is entrusted with the authority to preserve and strengthen the quality of and public confidence in its market. Nasdaq stands for integrity and ethical business practices in order to enhance investor confidence, thereby contributing to the financial health of the economy and supporting the capital formation process. Nasdaq issuers, from new public companies to companies of international stature, by being listed on Nasdaq, are publicly recognized as sharing these important objectives of Nasdaq.

Nasdaq, therefore, in addition to applying the enumerated criteria set forth in the Rule 4300 and 4400 Series, will exercise broad discretionary authority over the initial and continued listing of securities in Nasdaq in order to maintain the quality of and public confidence in its market. Under such broad discretion and in addition to its authority under Rule 4330(a), Nasdaq may deny initial listing or apply additional or more stringent criteria for the initial or continued listing of particular securities or suspend or delist particular securities based on any event, condition, or circumstance which exists or occurs that makes initial or continued listing of the securities in Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing in Nasdaq.

4310. Listing Requirements for Domestic and Canadian Securities

To qualify for listing in Nasdaq, a security of a domestic or Canadian issuer shall satisfy all applicable requirements contained in paragraphs (a), (b), and (c) hereof. Issuers that meet these requirements, but that are not listed on the Nasdaq National Market, are listed on the Nasdaq SmallCap Market.

(a) A security shall be considered for listing on Nasdaq provided that it is:

(1) registered pursuant to Section 12(b) of the Act; or

(2) subject to an exemption issued by the Commission that permits the listing of the security notwithstanding its failure to be registered pursuant to Section 12(b).

(b) An issuer that wishes to have a security listed on Nasdaq shall submit to Nasdaq a listing application that provides the information required by Section 12(b) of the Act on the form designated by Nasdaq. Upon approval of a listing application, Nasdaq shall certify to the Commission, pursuant to Section 12(d) of the Act and the rules thereunder, that it has approved the security for listing and registration. Listing can commence only upon effectiveness of the security's registration pursuant to Section 12(d).

(c) In addition to the requirements contained in paragraph (a) and (b) above, and unless otherwise indicated, a security shall satisfy the following criteria for listing on Nasdaq:

(1) For initial listing, the issue shall have three registered and active market makers, and for continued listing, the issue shall have two registered and active market makers, one of which may be a market maker entering a stabilizing bid.

(2) (A) For initial listing, the issuer shall have:

(i) stockholders' equity of $5 million;

(ii) market value of listed securities of $50 million (currently traded issuers must meet this requirement and the bid price requirement under Rule 4310(c)(4) for 90 consecutive trading days prior to applying for listing); or

(iii) net income from continuing operations of $750,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

(B) For continued listing, the issuer shall maintain:

(i) stockholders' equity of $2.5 million;

(ii) market value of listed securities of $35 million; or

(iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

(3) For initial listing, the issuer shall have an operating history of at least one year or a market value of listed securities of $50 million.

(4) For initial listing, common stock, preferred stock and secondary classes of common stock shall have a minimum bid price of $4 per share. For continued listing the minimum bid price per share shall be $1.

(5) In the case of a convertible debt security, for initial listing, there shall be a principal amount outstanding of at least $10 million. For continued listing, there shall be a principal amount outstanding of at least $5 million.

(6) (A) In the case of common stock, there shall be at least 300 round lot holders of the security.

(B) In the case of preferred stock and secondary classes of common stock, there shall be at least 100 round lot holders of the security, provided in each case that the issuer's common stock or common stock equivalent equity security is listed on either Nasdaq or another national securities exchange. In the event the issuer's common stock or common stock equivalent security is not listed on either Nasdaq or another national securities exchange, the preferred stock and/or secondary class of common stock may be listed on Nasdaq so long as the security satisfies the listing criteria for common stock.

(C) An account of a member that is beneficially owned by a customer (as defined in Rule 0120) will be considered a holder of a security upon appropriate verification by the member.

(7) (A) In the case of common stock, there shall be at least 1,000,000 publicly held shares for initial listing and 500,000 publicly held shares for continued listing. For initial listing such shares shall have a market value of at least $5 million. For continued listing such shares shall have a market value of at least $1 million.

(B) In the case of preferred stock and secondary classes of common stock, there shall be at least 200,000 publicly held shares having a market value of at least $2 million for initial listing and 100,000 publicly held shares having a market value of $500,000 for continued listing. In addition, the issuer's common stock or common stock equivalent security must be listed on either Nasdaq or another national securities exchange. In the event the issuer's common stock or common stock equivalent security is not listed on either Nasdaq or another national securities exchange, the preferred stock and/or secondary class of common stock may be traded on Nasdaq so long as the security satisfies the listing criteria for common stock.

(C) Shares held directly or indirectly by any officer or director of the issuer and by any person who is the beneficial owner of more than 10 percent of the total shares outstanding are not considered to be publicly held.

(8) (A) A failure to meet the continued listing requirement for a number of market makers shall be determined to exist only if the deficiency continues for a period of 10 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 30 calendar days from such notification to achieve compliance. Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days during the 30 day compliance period.

(B) A failure to meet the continued listing requirement for market value of publicly held shares shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 90 calendar days from such notification to achieve compliance. Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days during the 90 day compliance period.

(C) A failure to meet the continued listing requirement for market value of listed securities shall be determined to exist only if the deficiency continues for a period of 10 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 30 calendar days from such notification to achieve compliance. Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days during the 30 day compliance period.

(D) A failure to meet the continued listing requirement for minimum bid price on The Nasdaq SmallCap Market shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance. If the issuer has not been deemed in compliance prior to the expiration of the 180 day compliance period, it will be afforded an additional 180 day compliance period, provided, that on the 180th day of the first compliance period, the issuer demonstrates that it meets the criteria for initial listing set forth in Rule 4310(c) (except for the bid price requirement set forth in Rule 4310(c)(4)), based on the issuer's most recent public filings and market information. If the issuer has publicly announced information (e.g., in an earnings release) indicating that it no longer satisfies the applicable initial listing criteria, it shall not be eligible for the additional compliance period under this rule.

Compliance can be achieved during any compliance period by meeting the applicable standard for a minimum of 10 consecutive business days.

(E) Nasdaq may, in its discretion, require an issuer to maintain a bid price of at least $1.00 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the issuer has demonstrated an ability to maintain long-term compliance. In determining whether to monitor bid price beyond ten business days, Nasdaq will consider the following four factors: (i) margin of compliance (the amount by which the price is above the $1.00 minimum standard); (ii) trading volume (a lack of trading volume may indicate a lack of bona fide market interest in the security at the posted bid price); (iii) the market maker montage (the number of market makers quoting at or above $1.00 and the size of their quotes); and, (iv) the trend of the stock price (is it up or down).

(9) (A) In the case of rights and warrants, for initial listing only, there shall be at least 100,000 issued and the underlying security shall be listed on Nasdaq or another national securities exchange.

(B) In the case of put warrants (that is, instruments that grant the holder the right to sell to the issuing company a specified number of shares of the Company's common stock, at a specified price until a specified period of time), for initial listing only, there shall be at least 100,000 issued and the underlying security shall be listed on Nasdaq or another national securities exchange.

(C) In the case of index warrants, the criteria established in the Rule 4400 Series for Nasdaq National Market securities shall apply.

(10) (A) In the case of units, all component parts shall meet the requirements for initial and continued listing.

(B) In the case of units, the minimum period for listing of the units shall be 30 days from the first day of listing, except the period may be shortened if the units are suspended or withdrawn for regulatory purposes. Issuers and underwriters seeking to withdraw units from listing must provide Nasdaq with notice of such intent at least 15 days prior to withdrawal.

(11) The security shall not currently be suspended from trading by the Commission pursuant to Section 12(k) of the Act.

(12) The issuer shall certify, at or before the time of qualification, that all applicable listing criteria have been satisfied.

(13) The issuer shall pay the Nasdaq Issuer Listing Fee described in the Rule 4500 Series.

(14) An issuer that has applied for listing on Nasdaq or that is listed on Nasdaq shall file with Nasdaq three (3) copies of all reports and other documents filed or required to be filed with the Commission. This requirement is considered fulfilled for purposes of this paragraph if the issuer files the report or document with the Commission through the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system. An issuer that is not required to file reports with the Commission shall file with Nasdaq three (3) copies of reports required to be filed with the appropriate regulatory authority. All required reports shall be filed with Nasdaq on or before the date they are required to be filed with the Commission or appropriate regulatory authority. Annual reports filed with Nasdaq shall contain audited financial statements.

(15) The issuer shall provide full and prompt responses to requests by Nasdaq for information related to unusual market activity or to events that may have a material impact on trading of its securities in Nasdaq.

(16) Except in unusual circumstances, a Nasdaq-listed issuer shall make prompt disclosure to the public through any Regulation FD compliant method (or combination of methods) of disclosure of any material information that would reasonably be expected to affect the value of its securities or influence investors' decisions. The issuer shall, prior to the release of the information, provide notice of such disclosure to Nasdaq's Market Watch Department if the information involves any of the events set forth in IM-4120-1.[5]

(17) The issuer shall be required to notify Nasdaq on the appropriate form no later than 15 calendar days prior to:

(A) establishing or materially amending a stock option plan, purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants without shareholder approval; or

(B) issuing securities that may potentially result in a change of control of the issuer; or

(C) issuing any common stock or security convertible into common stock in connection with the acquisition of the stock or assets of another company, if any officer or director or substantial shareholder of the issuer has a 5% or greater interest (or if such persons collectively have a 10% or greater interest) in the company to be acquired or in the consideration to be paid; or

(D) entering into a transaction that may result in the potential issuance of common stock (or securities convertible into common stock) greater than 10% of either the total shares outstanding or the voting power outstanding on a pre-transaction basis.

(18) The issuer of any class of securities listed on Nasdaq shall notify Nasdaq promptly in writing of any change in the issuer's transfer agent or registrar.

(19) The issuer shall comply with any obligation of any person regarding filing or disclosure of information material to the issuer or the security, whether such obligation arises under the federal securities laws and the rules and regulations promulgated thereunder or other applicable federal or state statutes or

[5] Notification may be provided to the MarketWatch Department by telephone 1-800-537-3929 and (240) 386-6046. Between 7 p.m. and 7:30 a.m. Eastern Time, voice mail messages may be left on either number. The fax number is (240) 386-6047.

rules.

(20) The issuer shall notify Nasdaq promptly in writing of any change in the general character or nature of its business and any change in the address of its principal executive offices. The issuer also shall file on a form designated by Nasdaq notification of any corporate name change no later than 10 days after the change.

(21) [Reserved]

(22) The issuer of units shall include in its prospectus or other offering document used in connection with any offering of securities that is required to be filed with the Commission under the federal securities law and the rules and regulations thereunder a statement regarding any intention to delist the units immediately after the minimum listing period.

(23) (A) For initial listing, a security, except for the security of a Canadian issuer, shall have a CUSIP number identifying the securities included in the file of eligible issues maintained by a securities depository registered as a clearing agency under Section 17A of the Act ("securities depository" or "securities depositories"), in accordance with the rules and procedures of such securities depository; except that this subparagraph shall not apply to a security if the terms of the security do not and cannot be reasonably modified to meet the criteria for depository eligibility at all securities depositories.

(B) A security depository's inclusion of a CUSIP number identifying a security in its file of eligible issues does not render the security "depository eligible" under Rule 11310 until:

(i) in the case of any new issue distributed by an underwriting syndicate on or after the date a securities depository system for monitoring repurchases of distributed shares by the underwriting syndicate is available, the date of the commencement of trading in such security on Nasdaq; or

(ii) in the case of any new issue distributed by an underwriting syndicate prior to the date a securities depository system for monitoring repurchases of distributed shares by the underwriting syndicate is available where the managing underwriter elects not to deposit the securities on the date of the commencement of trading in such security on Nasdaq, such later date designated by the managing underwriter in a notification submitted to the securities depository; but in no event more than three (3) months after the commencement of trading in such security on Nasdaq.

(24) The issuer shall file, on a form designated by Nasdaq no later than 10

days after the occurrence, any aggregate increase or decrease of any class of securities listed on Nasdaq that exceeds 5% of the amount of securities of the class outstanding.

(25) [Reserved]

(26) [Reserved]

(27) [Reserved]

(28) [Reserved]

(29) [Reserved]

(d) Nasdaq issuers which distribute interim reports to shareholders should distribute such reports to both registered and beneficial shareholders. Nasdaq issuers are also encouraged to consider additional technological methods to communicate such information to shareholders in a timely and less costly manner as such technology becomes available.

4320. Listing Requirements for Non-Canadian Foreign Securities and American Depositary Receipts

To qualify for listing on Nasdaq, a security of a non-Canadian foreign issuer, an American Depositary Receipt (ADR) or similar security issued in respect of a security of a foreign issuer shall satisfy the requirements of paragraphs (a), (b), and (e) of this Rule. Issuers that meet these requirements, but that are not listed on the Nasdaq National Market, are listed on the Nasdaq SmallCap Market.

(a) A security of a foreign issuer, an ADR or similar security issued in respect of a security of a foreign issuer, other than a newly issued security, shall be considered for listing provided that it is:

(1) registered pursuant to Section 12(b) of the Act; or

(2) subject to an exemption issued by the Commission that permits the listing of the security notwithstanding its failure to be registered pursuant to Section 12(b).

(b) An issuer that wishes to have a security listed on Nasdaq shall submit to Nasdaq a listing application that provides the information required by Rule 12(b) of the Act on the form designated by Nasdaq. Upon approval of a listing application, Nasdaq shall certify to the Commission, pursuant to Section 12(d) of the Act and the rules thereunder, that it has approved the security for listing and registration. Listing can commence only upon effectiveness of the security's registration pursuant to Section 12(d).

(c) Reserved.

(d) Reserved.

(e) In addition to the requirements contained in paragraphs (a) and (b), the security shall satisfy the criteria set out in this subsection for listing on Nasdaq. In the case of ADRs, the underlying security will be considered when determining the ADR's qualification for initial or continued listing on Nasdaq.

(1) For initial listing, the issue shall have three registered and active market makers, and for continued listing, the issue shall have two registered and active market makers. A failure to meet the continued listing requirement for number of market makers shall be determined to exist only if the deficiency continues for a period of 10 consecutive business days. Upon such failure the issuer shall be notified promptly and shall have a period of 30 calendar days from such notification to achieve compliance with the market maker requirements.

(2) (A) For initial listing, the issue shall have a minimum bid price of $4 and the issuer shall have:

(i) stockholders' equity of U.S. $5 million;

(ii) market value of listed securities of U.S. $50 million (currently traded issuers must meet this requirement for 90 consecutive trading days prior to applying for listing); or

(iii) net income from continuing operations of U.S. $750,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

(B) For continued listing, the issuer shall maintain:

(i) stockholders' equity of U.S. $2.5 million;

(ii) market value of listed securities of U.S. $35 million; or

(iii) net income from continuing operations of U.S. $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

(C) An issuer's qualifications will be determined on the basis of financial statements prepared in accordance with U.S. generally accepted accounting principles or those accompanied by detailed schedules quantifying the differences between U.S. generally accepted accounting principles and those of the issuer's country of domicile.

(D) A failure to meet the continued listing requirements for market value of listed securities shall be determined to exist only if the deficiency continues for a period of 10 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 30 calendar days from such notification to achieve compliance with the applicable continued listing standard. Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days during the 30 day compliance period.

(E) (i) For initial listing, common stock, preferred stock and secondary classes of common stock, or their equivalents, shall have a minimum bid price of $4 per share.

(ii) For continued listing, the minimum bid price per share shall be $1. A failure to meet the continued listing requirement for minimum bid price on The Nasdaq SmallCap Market shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance. If the issuer has not been deemed in compliance prior to the expiration of the 180 day compliance period, it shall be afforded an additional 180 day compliance period, provided, that on the 180th day of the first compliance period, the issuer demonstrates that it meets the criteria for initial listing set forth in Rule 4320(e) (except for the bid price requirement set forth in this Rule 4320(e)(2)(E)(ii)) based on the issuer's most recent public filings and market information. If the issuer has publicly announced information (e.g., in an earnings release) indicating that it no longer satisfies the applicable initial listing criteria, it shall not be eligible for the additional compliance period under this rule. Compliance can be achieved during any compliance period by meeting the applicable standard for a minimum of 10 consecutive business days.

(iii) Nasdaq may, in its discretion, require an issuer to maintain a bid price of at least $1.00 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the issuer has demonstrated an ability to maintain long-term compliance. In determining whether to monitor bid price beyond ten business days, Nasdaq will consider the following four factors: (i) margin of compliance (the amount by which the price is above the $1.00 minimum standard); (ii) trading volume (a lack of trading volume may indicate a lack of bona fide market interest in the security at the posted bid price); (iii) the market maker montage (the number of market makers quoting at or above $1.00 and the size of their quotes); and, (iv) the trend of the stock price (is it up or down).

(iv) Subparagraphs (E)(ii) and (E)(iii) of this Rule 4200(e)(2) shall not be effective until May 29, 2006.

(3) In the case of a convertible debt security, for initial listing, there shall be a principal amount outstanding of at least U.S. $10 million. For continued listing, there shall be a principal amount outstanding of at least U.S. $5 million.

(4) (A) There shall be at least 300 round lot holders of the security.

(B) In the case of preferred stock and secondary classes of common stock, there shall be at least 100 round lot holders of the security, provided in each case that the issuer's common stock or common stock equivalent equity security is listed on either Nasdaq or another national securities exchange. In the event the issuer's common stock or common stock equivalent security is not listed on either Nasdaq or another national securities exchange, the preferred stock and/or secondary class of common stock may be listed on Nasdaq so long as the security satisfies the listing criteria for common stock.

(C) An account of a member that is beneficially owned by a customer (as defined in Rule 0120) will be considered a holder of a security upon appropriate verification by the member.

(5) (A) Prior to May 29, 2006, there shall be at least 1,000,000 publicly held shares for initial listing and 500,000 publicly held shares for continued listing. For initial listing, such shares shall have a market value of at least $5 million. In the case of preferred stock and secondary classes of common stock, there shall be at least 200,000 publicly held shares for initial listing and 100,000 publicly held shares for continued listing. In addition, the issuer's common stock or common stock equivalent security must be listed on either Nasdaq or another national securities exchange. In the event the issuer's common stock or common stock equivalent security is not listed on either Nasdaq or another national securities exchange, the preferred stock and/or secondary class of common stock may be listed on Nasdaq so long as the security satisfies the listing criteria for common stock. Shares held directly or indirectly by any officer or director of the issuer and by any person who is the beneficial owner of more than 10 percent of the total shares outstanding are not considered to be publicly held.

(B) After May 29, 2006, there shall be at least 1,000,000 publicly held shares for initial listing and 500,000 publicly held shares for continued listing. For initial listing, such shares shall have a market value of at least $5 million. For continued listing, such shares shall have a market value of at least $1 million. In the case of preferred stock and secondary classes of common stock, there shall be at least 200,000 publicly held shares having a market value of at least $2 million for initial listing and 100,000 publicly held shares having a market value of $500,000 for continued listing. In addition, the issuer's common stock or common stock equivalent security must be listed on either Nasdaq or another national securities exchange. In the event the issuer's common stock or common stock equivalent security is not listed on either Nasdaq or another national securities exchange, the preferred stock and/or secondary class of common stock may be listed on Nasdaq so long as the security satisfies the listing criteria for common stock. Shares held directly or indirectly by any officer or director of the issuer and by any person who is the beneficial owner of more than 10 percent of the total shares outstanding are not considered to be publicly held.

(6) In the case of rights, warrants and ADRs for initial listing only, at least 100,000 shall be issued. Issuers of ADRs must also meet the round lot holders and publicly held shares requirements set forth in subsections (4) and (5) above.

(7) In the case of rights and warrants, the underlying security shall be listed on Nasdaq or another national securities exchange.

(8) In the case of units, all component parts shall meet the requirements for initial and continued listing.

(9) The security shall not currently be suspended from trading by the Commission pursuant to Section 12(k) of the Act or by the appropriate regulatory authorities of the issuer's country of domicile.

(10) The issuer shall certify, at or before the time of listing, that all applicable listing criteria have been satisfied.

(11) The issuer shall pay the Nasdaq Issuer Listing Fee described in the Rule 4500 Series.

(12) An issuer that has applied for listing on Nasdaq or that is listed on Nasdaq shall file with Nasdaq three (3) copies of all reports and other documents filed or required to be filed with the Commission. This requirement is considered fulfilled for purposes of this paragraph if the issuer files the report or document with the Commission through the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system. All required reports must be filed with Nasdaq on or before the date they are required to be filed with the Commission.

(13) The issuer shall provide full and prompt responses to requests by Nasdaq for information related to unusual market activity or to events that may have a material impact on trading of its securities in Nasdaq.

(14) Except in unusual circumstances, a Nasdaq-listed issuer shall make prompt disclosure to the public in the United States through any Regulation FD compliant method (or combination of methods) of disclosure of any material information that would reasonably be expected to affect the value of its securities or influence investors' decisions. The issuer shall, prior to the release of the information, provide notice of such disclosure to Nasdaq if the information

involves any of the events set forth in IM-4120-1.[6]

(15) The issuer of any class of securities listed on Nasdaq, except for American Depositary Receipts, shall be required to notify Nasdaq on the appropriate form no later than 15 calendar days prior to:

(A) establishing or materially amending a stock option plan, purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants without shareholder approval; or

(B) issuing securities that may potentially result in a change of control of the issuer; or

(C) issuing any common stock or security convertible into common stock in connection with the acquisition of the stock or assets of another company, if any officer or director or substantial shareholder of the issuer has a 5% or greater interest (or if such persons collectively have a 10% or greater interest) in the company to be acquired or in the consideration to be paid; or

(D) entering into a transaction that may result in the potential issuance of common stock (or securities convertible into common stock) greater than 10% of either the total shares outstanding or the voting power outstanding on a pre-transaction basis.

(16) The issuer of any class of securities listed on Nasdaq, except for American Depositary Receipts, shall notify Nasdaq promptly in writing of any change in the issuer's transfer agent or registrar.

(17) The issuer shall comply with any obligation of any person regarding filing or disclosure of information material to the issuer or the security, whether such obligation arises under the securities laws of the United States or the issuer's country of domicile, or other applicable federal or state statutes or rules.

(18) The issuer shall notify Nasdaq promptly in writing of any change in the general character or nature of its business and any change in the address of its principal executive offices. The issuer also shall file on a form designated by Nasdaq notification of any corporate name change no later than 10 days after the change.

(19) [Reserved]

[6] Notificaton may be provided to the MarketWatch Department by telephone 1-800-537-3929 and (240) 386-6046. Between 7 p.m. and 7:30 a.m. Eastern Time, voice mail messages may be left on either number. The fax number is (240) 386-6047.

(20) The issuer shall file, on a form designated by Nasdaq no later than 10 days after the occurrence, any aggregate increase or decrease of any class of securities listed on Nasdaq that exceeds 5% of the amount of securities of the class outstanding.

(21) [Reserved]

(22) [Reserved]

(23) [Reserved]

(24) [Reserved]

(25) [Reserved]

(f) Nasdaq issuers which distribute interim reports to shareholders should distribute such reports to both registered and beneficial shareholders. Nasdaq issuers are also encouraged to consider additional technological methods to communicate such information to shareholders in a timely and less costly manner as such technology becomes available.

4330. Suspension or Delisting of a Security and Exceptions to Listing Criteria

(a) Nasdaq may, in accordance with the Rule 4800 Series, deny initial listing or apply additional or more stringent criteria for the initial or continued listing of particular securities or suspend or delist an otherwise qualified security if:

(1) an issuer files for protection under any provision of the federal bankruptcy laws;

(2) an issuer's independent accountants issue a disclaimer opinion on financial statements required to be certified; or

(3) Nasdaq deems it necessary to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, or to protect investors and the public interest.

(b) If Nasdaq determines to suspend or delist a security because of noncompliance with the provisions of this Rule 4000 Series, Nasdaq will notify the issuer prior to suspension or delisting or as soon as practicable thereafter. This notification constitutes a Staff Determination for purposes of Rule 4815 and the issuer may request review of the decision under the Rule 4800 Series.

(c) Nasdaq may request any additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial or continued listing, including, but not limited to, any material provided to or received from the Commission or other appropriate regulatory authority. Information requested pursuant to this subparagraph shall be submitted within a reasonable period. An issuer may be delisted or denied initial listing if it fails to provide such information. An issuer may also be delisted or denied initial listing if any communication to Nasdaq contains a material misrepresentation or omits material information necessary to make the communication to Nasdaq not misleading.

(d) Nasdaq may make exceptions to the application of the criteria contained in Rule 4310 or Rule 4320 where it deems it appropriate.

(e) A security that has been suspended shall be required, prior to re-listing, to comply with requirements for continued listing. A security that has been terminated shall be required, prior to re-listing, to comply with the requirements for initial listing.

(f) An issuer must apply for initial listing following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq Listing (for purposes of this rule, such a transaction is referred to as a "Reverse Merger"). In determining whether a Reverse Merger has occurred, Nasdaq will consider all relevant factors including, but not limited to, changes in the management, board of directors, voting power, ownership, and financial structure of the issuer. Nasdaq will also consider the nature of the businesses and the relative size of the Nasdaq issuer and non-Nasdaq entity.

4340. Reserved

4350. Qualitative Listing Requirements for Nasdaq National Market and Nasdaq SmallCap Market Issuers Except for Limited Partnerships

Nasdaq shall review the issuer's past corporate governance activities. This review may include activities taking place while the issuer is listed on Nasdaq or another exchange that imposes corporate governance requirements, as well as activities taking place after a formerly listed issuer is no longer listed on Nasdaq or another exchange that imposes corporate governance requirements. Based on such review, Nasdaq may take any appropriate action, including placing of restrictions on or additional requirements for listing, or the denial of listing of a security if Nasdaq determines that there have been violations or evasions of such corporate governance standards. Such determinations shall be made on a case-by-case basis as necessary to protect investors and the public interest.

(a) Applicability

(1) Foreign Private Issuers. A foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer shall: comply with Rules 4350(b)(1)(B), 4350(j) and 4350(m), have an audit committee that satisfies Rule 4350(d)(3), and ensure that such audit committee's members meet the independence requirement in Rule 4350(d)(2)(A)(ii). A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 shall disclose in its annual reports filed with the Commission each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. In addition, a foreign private issuer making its initial public offering or first U.S. listing on Nasdaq shall make the same disclosures in its registration statement.

(2) Management Investment Companies. Management investment companies (including business development companies) are subject to all the requirements of Rule 4350, except that management investment companies registered under the Investment Company Act of 1940 are exempt from the requirements of Rule 4350(c) and (n).

(3) Asset-backed Issuers and Other Passive Issuers. The following are exempt from the requirements of Rule 4350(c), (d) and (n): (a) asset-backed issuers; and (b) issuers, such as unit investment trusts, that are organized as trusts or other unincorporated associations that do not have a board of directors or persons acting in a similar capacity and whose activities are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the listed securities.

(4) Cooperatives. Cooperative entities, such as agricultural cooperatives, that are structured to comply with relevant state law and federal tax law and that do not have a publicly traded class of common stock are exempt from Rule 4350(c). However, such entities must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the Act and Rule 10A-3 thereunder.

(5) Effective Dates/Transition. In order to allow companies to make necessary adjustments in the course of their regular annual meeting schedule, and consistent with SEC Rule 10A-3, Rules 4200 and 4350 are effective as set out in this subsection. During the transition period between November 4, 2003 and the effective date of Rules 4200 and 4350 companies that have not brought themselves into compliance with these Rules shall continue to comply with Rules 4200-1 and 4350-1 which consist of sunsetting sections of previously existing Rules 4200 and 4350.

The provisions of Rule 4200(a) and Rule 4350(c), (d) and (m) regarding director independence, independent committees, and notification of noncompliance shall be implemented by the following dates:

- July 31, 2005 for foreign private issuers and small business issuers (as defined in SEC Rule 12b-2); and

- For all other listed issuers, by the earlier of: (1) the listed issuer's first annual shareholders meeting after January 15, 2004; or (2) October 31, 2004.

In the case of an issuer with a staggered board, with the exception of the audit committee requirements, the issuer shall have until their second annual meeting after January 15, 2004, but not later than December 31, 2005, to implement all new requirements relating to board composition, if the issuer would be required to change a director who would not normally stand for election at an earlier annual meeting. Such issuers shall comply with the audit committee requirements pursuant to the implementation schedule bulleted above.

A company listing in connection with its initial public offering shall be permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to SEC Rule 10A-3(b)(1)(iv)(A). Accordingly, a company listing in connection with its initial public offering shall be permitted to phase in its compliance with the independent committee requirements set forth in Rule 4350(c) as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. Furthermore, a company listing in connection with its initial public offering shall have twelve months from the date of listing to comply with the majority independent board requirement in Rule 4350(c). It should be noted, however, that pursuant to SEC Rule 10A-3(b)(1)(iii) investment companies are not afforded the exemptions under SEC Rule 10A-3(b)(1)(iv). Issuers may choose not to adopt a compensation or nomination committee and may instead rely upon a majority of the independent directors to discharge responsibilities under Rule 4350(c). For purposes of Rule 4350 other than Rule 4350(d)(2)(A)(ii) and Rule 4350(m), a company shall be considered to be listing in conjunction with an initial public offering if, immediately prior to listing, it does not have a class of common stock registered under the Act. For purposes of Rule 4350(d)(2)(A)(ii) and Rule 4350(m), a company shall be considered to be listing in conjunction with an initial public offering only if it meets the conditions in SEC Rule 10A-3(b)(1)(iv)(A) under the Act, namely, that the company was not, immediately prior to the effective date of a registration statement, required to file reports with the Commission pursuant to Section 13(a) or 15(d) of the Act.

Companies that are emerging from bankruptcy or have ceased to be Controlled Companies within the meaning of Rule 4350(c)(5) shall be permitted to phase-in independent nomination and compensation committees and majority independent boards on the same schedule as companies listing in conjunction with their initial public offering. It should be noted, however, that a company that has ceased to be a Controlled Company within the meaning of Rule 4350(c)(5) must comply with the audit committee requirements of Rule 4350(d) as of the date it ceased to be a Controlled Company. Furthermore, the executive sessions requirement of Rule 4350(c)(2) applies to Controlled Companies as of the date of listing and continues to apply after it ceases to be controlled.

Companies transferring from other markets with a substantially similar requirement shall be afforded the balance of any grace period afforded by the other market. Companies transferring from other listed markets that do not have a substantially similar requirement shall be afforded one year from the date of listing on Nasdaq. This transition period is not intended to supplant any applicable requirements of Rule 10A-3 under the Act.

The requirement that a foreign private issuer disclose that it does not follow an otherwise applicable provision of Rule 4350 shall be effective for new listings and filings made after January 1, 2004.

Rule 4350(n), requiring issuers to adopt a code of conduct, shall be effective May 4, 2003.

Rule 4350(h), requiring audit committee approval of related party transactions, shall be effective January 15, 2004.

The remainder of Rule 4350(a) and Rule 4350(b) are effective November 4, 2004.

(b) Distribution of Annual and Interim Reports

(1) (A) Each issuer shall distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries. The report shall be distributed to shareholders a reasonable period of time prior to the company's annual meeting of shareholders and shall be filed with Nasdaq at the time it is distributed to shareholders.

(B) An issuer that receives an audit opinion that contains a going concern qualification must make a public announcement through the news media disclosing the receipt of such qualification. Prior to the release of the public announcement, the issuer must provide the text of the public announcement to the StockWatch section of Nasdaq's MarketWatch Department ("Nasdaq StockWatch").[7] The public announcement shall be provided to Nasdaq StockWatch and released to the media not later than seven calendar days following the filing of such audit opinion in a public filing with the Securities and Exchange Commission.

(2) Each issuer which is subject to SEC Rule 13a-13 shall make available copies of quarterly reports including statements of operating results to shareholders either prior to or as soon as practicable following the company's filing of its Form 10-Q with the Commission. If the form of such quarterly report differs from the Form 10-Q, the issuer shall file one copy of the report with Nasdaq in addition to filing its Form 10-Q pursuant to Rule 4310(c)(14). The

[7] Notification may be provided to Nasdaq StockWatch at 1-800-537-3929 or (240) 386-6046 (telephone), (240) 386-6047 (facsimile).

statement of operations contained in quarterly reports shall disclose, as a minimum, any substantial items of an unusual or nonrecurrent nature and net income before and after estimated federal income taxes or net income and the amount of estimated federal taxes.

(3) Each issuer which is not subject to SEC Rule 13a-13 and which is required to file with the Commission, or another federal or state regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports. Such reports shall be made available to shareholders either before or as soon as practicable following filing with the appropriate regulatory authority. If the form of the interim report provided to shareholders differs from that filed with the regulatory authority, the issuer shall file one copy of the report to shareholders with Nasdaq in addition to the report to the regulatory authority that is filed with Nasdaq pursuant to Rule 4310(c)(14).

(4) Beginning with interim periods ending after January 1, 2006, each foreign private issuer shall publish, in a press release, which would also be submitted on a Form 6-K, an interim balance sheet and income statement as of the end of its second quarter. This information, which must be presented in English but does not have to be reconciled to U.S. GAAP, must be provided not later than six months following the end of the issuer's second quarter.

(c) Independent Directors

(1) A majority of the board of directors must be comprised of independent directors as defined in Rule 4200. The company must disclose in its annual proxy (or, if the issuer does not file a proxy, in its Form 10-K or 20-F) those directors that the board of directors has determined to be independent under Rule 4200. If an issuer fails to comply with this requirement due to one vacancy, or one director ceases to be independent due to circumstances beyond their reasonable control, the issuer shall regain compliance with the requirement by the earlier of its next annual shareholders meeting or one year from the occurrence of the event that caused the failure to comply with this requirement. An issuer relying on this provision shall provide notice to Nasdaq immediately upon learning of the event or circumstance that caused the non-compliance.

(2) Independent directors must have regularly scheduled meetings at which only independent directors are present ("executive sessions").

(3) Compensation of Officers

(A) Compensation of the chief executive officer of the company must be determined, or recommended to the Board for determination, either by:

(i) a majority of the independent directors, or

(ii) a compensation committee comprised solely of independent directors.

The chief executive officer may not be present during voting or deliberations.

(B) Compensation of all other executive officers must be determined, or recommended to the Board for determination, either by:

(i) a majority of the independent directors, or

(ii) a compensation committee comprised solely of independent directors.

(C) Notwithstanding paragraphs (3)(A)(ii) and (3)(B)(ii) above, if the compensation committee is comprised of at least three members, one director who is not independent as defined in Rule 4200 and is not a current officer or employee or a Family Member of an officer or employee, may be appointed to the compensation committee if the board, under exceptional and limited circumstances, determines that such individual's membership on the committee is required by the best interests of the company and its shareholders, and the board discloses, in the proxy statement for the next annual meeting subsequent to such determination (or, if the issuer does not file a proxy, in its Form 10-K or 20-F), the nature of the relationship and the reasons for the determination. A member appointed under this exception may not serve longer than two years.

(4) Nomination of Directors

(A) Director nominees must either be selected, or recommended for the Board's selection, either by:

(i) a majority of the independent directors, or

(ii) a nominations committee comprised solely of independent directors.

(B) Each issuer must certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.

(C) Notwithstanding paragraph (4)(A)(ii) above, if the nominations committee is comprised of at least three members, one director, who is not independent as defined in Rule 4200 and is not a current officer or employee or a Family Member of an officer or employee, may be appointed to the nominations committee if the board, under exceptional and limited circumstances, determines that such individual's membership on the committee is required by the best interests of the company and its shareholders, and the board discloses, in the proxy statement for next annual meeting subsequent to such determination (or, if the issuer does not file a proxy, in its Form 10-K or 20-F), the nature of the relationship and the reasons for the determination. A member appointed under this exception may not serve longer than two years.

(D) Independent director oversight of director nominations shall not apply in cases where the right to nominate a director legally belongs to a third party. However, this does not relieve a company's obligation to comply with the committee composition requirements under Rule 4350(c) and (d).

(E) This Rule 4350(c)(4) is not applicable to a company if the company is subject to a binding obligation that requires a director nomination structure inconsistent with this rule and such obligation pre-dates the approval date of this rule.

(5) A Controlled Company is exempt from the requirements of this Rule 4350(c), except for the requirements of subsection (c)(2) which pertain to executive sessions of independent directors. A Controlled Company is a company of which more than 50% of the voting power is held by an individual, a group or another company. A Controlled Company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the issuer does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination.

(d) Audit Committee

(1) Audit Committee Charter

Each Issuer must certify that it has adopted a formal written audit committee charter and that the audit committee has reviewed and reassessed the adequacy of the formal written charter on an annual basis. The charter must specify:

(A) the scope of the audit committee's responsibilities, and how it carries out those responsibilities, including structure, processes, and membership requirements;

(B) the audit committee's responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1, and the audit committee's responsibility for actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the outside auditor; and

(C) the committee's purpose of overseeing the accounting and financial reporting processes of the issuer and the audits of the financial statements of the issuer;

(D) the specific audit committee responsibilities and authority set forth in Rule 4350(d)(3).

(2) Audit Committee Composition

(A) Each issuer must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must: (i) be independent as defined under Rule 4200(a)(15); (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Act (subject to the exemptions provided in Rule 10A-3(c)); (iii) not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the past three years; and (iv) be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

(B) Notwithstanding paragraph (2)(A)(i), one director who: (i) is not independent as defined in Rule 4200; (ii) meets the criteria set forth in Section 10A(m)(3) under the Act and the rules thereunder; and (iii) is not a current officer or employee or a Family Member of such officer or employee, may be appointed to the audit committee, if the board, under exceptional and limited circumstances, determines that membership on the committee by the individual is required by the best interests of the company and its shareholders, and the board discloses, in the next annual proxy statement subsequent to such determination (or, if the issuer does not file a proxy, in its Form 10-K or 20-F), the nature of the relationship and the reasons for that determination. A member appointed under this exception may not serve longer than two years and may not chair the audit committee.

(3) Audit Committee Responsibilities and Authority

The audit committee must have the specific audit committee responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4) and (5) under the Act (subject to the exemptions provided in Rule 10A-3(c)), concerning responsibilities relating to: (i) registered public accounting firms, (ii) complaints relating to accounting, internal accounting controls or auditing matters, (iii) authority to engage advisors, and (iv) funding as determined by the audit committee. Audit committees for investment companies must also establish procedures for the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters by employees of the investment adviser, administrator, principal underwriter, or any other provider of accounting related services for the investment company, as well as employees of the investment company.

(4) Cure Periods

(A) If an issuer fails to comply with the audit committee composition requirement under Rule 10A-3(b)(1) under the Act and Rule 4350(d)(2) because an audit committee member ceases to be independent for reasons outside the member's reasonable control, the audit committee member may remain on the audit committee until the earlier of its next annual shareholders meeting or one year from the occurrence of the event that caused the failure to comply with this requirement. An issuer relying on this provision must provide notice to Nasdaq immediately upon learning of the event or circumstance that caused the non-compliance.

(B) If an issuer fails to comply with the audit committee composition requirement under Rule 4350(d)(2)(A) due to one vacancy on the audit committee, and the cure period in paragraph (A) is not otherwise being relied upon for another member, the issuer will have until the earlier of the next annual shareholders meeting or one year from the occurrence of the event that caused the failure to comply with this requirement. An issuer relying on this provision must provide notice to Nasdaq immediately upon learning of the event or circumstance that caused the non-compliance.

(e) Shareholder Meetings

Each issuer shall hold an annual meeting of shareholders and shall provide notice of such meeting to Nasdaq.

(f) Quorum

Each issuer shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company's common voting stock.

(g) Solicitation of Proxies

Each issuer shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

(h) Conflicts of Interest

Each issuer shall conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions must be approved by the company's audit committee or another independent body of the board of directors. For purposes of this rule, the term "related party transaction" shall refer to transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404. However, in the case of small business issuers (as that term is defined in SEC Rule 12b-2), the term "related party transactions" shall refer to transactions required to be disclosed pursuant to SEC Regulation S-B, Item 404, and in the case of non-U.S. issuers, the term "related party transactions" shall refer to transactions required to be disclosed pursuant to Form 20-F, Item 7.B.

(i) Shareholder Approval

(1) Each issuer shall require shareholder approval or prior to the issuance of securities under subparagraph (A), (B), (C), or (D) below:

(A) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for:

(i) warrants or rights issued generally to all security holders of the company or stock purchase plans available on equal terms to all security holders of the company (such as a typical dividend reinvestment plan); or

(ii) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the issuer's independent compensation committee or a majority of the issuer's independent directors; or plans that merely provide a convenient way to purchase shares on the open market or from the issuer at fair market value; or

(iii) plans or arrangements relating to an acquisition or merger as permitted under IM-4350-5; or

(iv) issuances to a person not previously an employee or director of the company, or following a bonafide period of non-employment, as an inducement material to the individual's entering into employment with the company, provided such issuances are approved by either the issuer's independent compensation committee or a majority of the issuer's independent directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

(B) when the issuance or potential issuance will result in a change of control of the issuer;

(C) in connection with the acquisition of the stock or assets of another company if:

(i) any director, officer or substantial shareholder of the issuer has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more; or

(ii) where, due to the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, other than a public offering for cash:

a. the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

b. the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares or common stock outstanding before the issuance of the stock or securities; or

(D) in connection with a transaction other than a public offering involving:

(i) the sale, issuance or potential issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

(ii) the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

(2) Exceptions may be made upon application to Nasdaq when:

(A) the delay in securing stockholder approval would seriously jeopardize the financial viability of the enterprise; and

(B) reliance by the company on this exception is expressly approved by the audit committee or a comparable body of the board of directors.

A company relying on this exception must mail to all shareholders not later than ten days before issuance of the securities a letter alerting them to its omission to seek the shareholder approval that would otherwise be required and indicating that the audit committee or a comparable body of the board of directors has expressly approved the exception.

(3) Only shares actually issued and outstanding (excluding treasury shares or shares held by a subsidiary) are to be used in making any calculation provided for in this paragraph (i). Unissued shares reserved for issuance upon conversion of securities or upon exercise of options or warrants will not be regarded as outstanding.

(4) Voting power outstanding as used in this Rule refers to the aggregate number of votes which may be cast by holders of those securities outstanding which entitle the holders thereof to vote generally on all matters submitted to the company's security holders for a vote.

(5) An interest consisting of less than either 5% of the number of shares of common stock or 5% of the voting power outstanding of an issuer or party shall not be considered a substantial interest or cause the holder of such an interest to be regarded as a substantial security holder.

(6) Where shareholder approval is required, the minimum vote which will constitute shareholder approval shall be a majority of the total votes cast on the proposal. These votes may be case in person, by proxy at a meeting of shareholders or by written consent in lieu of a special meeting to the extent permitted by applicable state and federal law and rules (including interpretations thereof), including, without limitation, SEC Regulations 14A and 14C. Nothing contained in this Rule 4350(i)(6) shall affect an issuer's obligation to hold an annual meeting of shareholders as required by Rule 4350(e).

(j) Listing Agreement

Each issuer shall execute a Listing Agreement in the form designated by Nasdaq.

(k) Peer Review

(1) Each issuer must be audited by an independent public accountant that:

(A) has received an external quality control review by an independent public accountant ("peer review") that determines whether the auditor's system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed; or

(B) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines.

(2) The following guidelines are acceptable for purposes of this paragraph:

(A) The peer review should be comparable to AICPA standards included in Standards for Performing on Peer Reviews, codified in the AICPA's SEC Practice Section Reference Manual;

(B) The peer review program should be subject to oversight by an independent body comparable to the organizational structure of the Public Oversight Board as codified in the AICPA's SEC Practice Section Reference Manual; and

(C) The administering entity and the independent oversight body of the peer review program must, as part of their rules of procedure, require the retention of the peer review working papers for 90 days after acceptance of the peer review report and allow Nasdaq access to those working papers.

(l) Direct Registration Program

If an issuer establishes or maintains a Direct Registration Program for its shareholders, the issuer shall, directly or through its transfer agent, participate in an electronic link with a securities depository registered under Section 17A of the Act to facilitate the electronic transfer of securities held pursuant to such program.

(m) Notification of Material Noncompliance

An issuer must provide Nasdaq with prompt notification after an executive officer of the issuer becomes aware of any material noncompliance by the issuer with the requirements of this Rule 4350.

(n) Code of Conduct

Each Issuer shall adopt a code of conduct applicable to all directors, officers and employees, which shall be publicly available. A code of conduct satisfying this rule must comply with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes - Oxley Act of 2002 ("the Sarbanes-Oxley Act") and any regulations promulgated thereunder by the Commission. See 17 C.F.R. 228.406 and 17 C.F.R. 229.406. In addition, the code must provide for an enforcement mechanism. Any waivers of the code for directors or executive officers must be approved by the Board. Issuers, other than foreign private issuers, shall disclose such waivers in a Form 8-K within four business days. Foreign private issuers shall disclose such waivers either in a Form 6-K or in the next Form 20-F or 40-F.

4350-1 Qualitative Listing Requirements for Nasdaq National Market and Nasdaq SmallCap Market Issuers Except for Limited Partnerships

Rule 4350-1(a),(c),(d) or (h) shall continue to apply to any company until Rule 4350 (a),(c),(d) or (h), respectively, becomes effective for such company. The effective dates of Rule 4350 (a),(c),(d) and (h) are set out in Rule 4350 (a)(5).

(a) Applicability

No provisions of this Rule shall be construed to require any foreign issuer to do any act that is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or that is contrary to generally accepted business practices in the issuer's country of domicile. Nasdaq shall have the ability to provide exemptions from the applicability of these provisions as may be necessary or appropriate to carry out this intent.

Nasdaq shall review the issuer's past corporate governance activities. This review may include activities taking place while the issuer is listed on Nasdaq or another exchange that imposes corporate governance requirements, as well as activities taking place after the issuer is no longer listed on Nasdaq or another exchange that imposes corporate governance requirements. Based on such review, Nasdaq may take any appropriate action, including placing of restrictions on or additional requirements for listing, or the denial of listing of a security if Nasdaq determines that there have been violations or evasions of such corporate governance standards. Determinations under this subparagraph shall be made on a case-by-case basis as necessary to protect investors and the public interest.

(c) Independent Directors

Each issuer shall maintain a sufficient number of independent directors on its board of directors to satisfy the audit committee requirement set forth in Rule 4350(d)(2).

(d) Audit Committee

(1) Audit Committee Charter

Each Issuer must certify that it has adopted a formal written audit committee charter and that the audit committee has reviewed and reassessed the adequacy of the formal written charter on an annual basis. The charter must specify the following:

(A) the scope of the audit committee's responsibilities, and how it carries out those responsibilities, including structure, processes, and membership requirements;

(B) the audit committee's responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1, and the audit committee's responsibility for actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the outside auditor; and

(C) the outside auditor's ultimate accountability to the board of directors and the audit committee, as representatives of shareholders, and these shareholder representatives' ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for shareholder approval in any proxy statement).

(2) Audit Committee Composition

(A) Each issuer must have, and certify that it has and will continue to have, an audit committee of at least three members, comprised solely of independent directors, each of whom is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement or will become able to do so within a reasonable period of time after his or her appointment to the audit committee. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee that has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

(B) Notwithstanding paragraph (A), one director who is not independent as defined in Rule 4200, and is not a current employee or an immediate family member of such employee, may be appointed to the audit committee, if the board, under exceptional and limited circumstances, determines that membership on the committee by the individual is required by the best interests of the corporation and its shareholders, and the board discloses, in the next annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination.

(C) Exception for Small Business Filers - Paragraphs (2)(A) and (2)(B) do not apply to issuers that file reports under SEC Regulation S-B. Such issuers must establish and maintain an audit committee of at least two members, a majority of the members of which shall be independent directors.

(h) Conflicts of Interest

Each issuer shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the company's audit committee or a comparable body of the board of directors for the review of potential conflict of interest situations where appropriate.

IM-4350-1. Interpretive Material Regarding Future Priced Securities

Summary

Future Priced Securities are private financing instruments which were created as an alternative means of quickly raising capital for issuers. The security is generally structured in the form of a convertible security and is often issued via a private placement. Issuers will typically receive all capital proceeds at the closing. The conversion price of the Future Priced Security is generally linked to a percentage discount to the market price of the underlying common stock at the time of conversion and accordingly the conversion rate for Future Priced Securities floats with the market price of the common stock. As such, the lower the price of the issuer's common stock at the time of conversion, the more shares into which the Future Priced Security is convertible. The delay in setting the conversion price is appealing to issuers who believe that their stock will achieve greater value after the financing is received. However, the issuance of Future Priced Securities may be followed by a decline in the common stock price, creating additional dilution to the existing holders of the common stock. Such a price decline allows holders to convert the Future Priced Security into large amounts of the issuer's common stock. As these shares are issued upon conversion of the Future Priced Security, the common stock price may tend to decline further.

For example, an issuer may issue $10 million of convertible preferred stock (the Future Priced Security), which is convertible by the holder or holders into $10 million of common stock based on a conversion price of 80% of the closing price of the common stock on the date of conversion. If the closing price is $5 on the date of conversion, the

Future Priced Security holders would receive 2,500,000 shares of common stock. If, on the other hand, the closing price is $1 on the date of conversion, the Future Priced Security holders would receive 12,500,000 shares of common stock.

Unless the issuer carefully considers the terms of the securities in connection with several Nasdaq Rules, the issuance of Future Priced Securities could result in a failure to comply with Nasdaq listing standards and the concomitant delisting of the issuer's securities from Nasdaq. Nasdaq's experience has been that issuers do not always appreciate this potential consequence. Nasdaq Rules that bear upon the continued listing qualification of an issuer and that must be considered when issuing Future Priced Securities include:

1. the shareholder approval rules
2. the voting rights rules
3. the bid price requirement
4. the listing of additional shares rules
5. the change in control rules
6. Nasdaq's discretionary authority rules

It is important for issuers to clearly understand that failure to comply with any of these rules could result in the delisting of the issuer's securities.

This notice is intended to be of assistance to companies considering financings involving Future Priced Securities. By adhering to the above requirements, issuers can avoid unintended listing qualifications problems. Issuers having any questions about this notice should contact the Nasdaq Office of General Counsel at (301) 978-8400 or Listing Qualifications Department at (301) 978-8008. Nasdaq will provide an issuer with a written interpretation of the application of Nasdaq Rules to a specific transaction, upon request of the issuer.

How the Rules Apply

Shareholder Approval

Rule 4350(i)(1)(D) provides, in part:

> Each issuer shall require shareholder approval ... prior to the issuance of securities ... in connection with a transaction other than a public offering involving ... the sale, issuance or potential issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial

shareholders of the company equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.[8]

When Nasdaq staff is unable to determine the number of shares to be issued in a transaction, it looks to the maximum potential issuance of shares to determine whether there will be an issuance of 20 percent or more of the common stock outstanding. In the case of Future Priced Securities, the actual conversion price is dependent on the market price at the time of conversion and so the number of shares that will be issued is uncertain until the conversion occurs. Accordingly, staff will look to the maximum potential issuance of common shares at the time the Future Priced Security is issued. Typically, with a Future Priced Security, the maximum potential issuance will exceed 20 percent of the common stock outstanding because the Future Priced Security could, potentially, be converted into common stock based on a share price of one cent per share, or less. Further, for purposes of this calculation, the lowest possible conversion price is below the book or market value of the stock at the time of issuance of the Future Priced Security. Therefore, shareholder approval must be obtained prior to the issuance of the Future Priced Security. Issuers should also be cautioned that obtaining shareholder ratification of the transaction after the issuance of a Future Priced Security does not satisfy the shareholder approval requirements.

Some Future Priced Securities may contain features to obviate the need for shareholder approval by: (1) placing a cap on the number of shares that can be issued upon conversion, such that the holders of the Future Priced Security cannot, without prior shareholder approval, convert the security into 20% or more of the common stock or voting power outstanding before the issuance of the Future Priced Security,[9] or (2) placing a floor on the conversion price, such that the conversion price will always be at least as high as the greater of book or market value of the common stock prior to the issuance of the Future Priced Securities. Even when a Future Priced Security contains these features, however, shareholder approval is still required under Rule 4350(i)(1)(B) if the issuance will result in a change of control.

- - -

Voting Rights

Rule 4351 provides:

[8] Nasdaq may make exceptions to this requirement when the delay in securing stockholder approval would seriously jeopardize the financial viability of the enterprise and reliance by the company on this exception is expressly approved by the Audit Committee or a comparable body of the Board of Directors.

[9] See IM-4350-2, Interpretative Material Regarding the Use of Share Caps to Comply with Rule 4350(i).

Voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Act cannot be disparately reduced or restricted through any corporate action or issuance.

IM-4351 also provides rules relating to voting rights of Nasdaq issuers.

Under the voting rights rules, an issuer cannot create a new class of security that votes at a higher rate than an existing class of securities or take any other action that has the effect of restricting or reducing the voting rights of an existing class of securities. The voting rights rules are typically implicated when the holders of the Future Priced Security are entitled to vote on an as-converted basis or when the holders of the Future Priced Security are entitled to representation on the Board of Directors. Staff will consider whether a voting rights violation exists by comparing the Future Priced Security holders' voting rights to their relative contribution to the company based on the company's overall book or market value at the time of the issuance of the Future Priced Security. The percentage of the overall vote attributable to the Future Priced Security holders and the Future Priced Security holders' representation on the board of directors must not exceed their relative contribution to the company based on the company's overall book or market value at the time of the issuance of the Future Priced Security. If the voting power or the board percentage exceeds that percentage interest, a violation exists because a new class of securities has been created that votes at a higher rate than an already existing class. Future Priced Securities that vote on an as-converted basis also raise voting rights concerns because of the possibility that, due to a decline in the price of the underlying common stock, the Future Priced Security holder will have voting rights disproportionate to its investment in the Company.

It is important to note that compliance with the shareholder approval rules prior to the issuance of a Future Priced Security does not affect whether the transaction is in violation of the voting rights rule. Furthermore, shareholders can not otherwise agree to permit a voting rights violation by the issuer. Because a violation of the voting rights requirement can result in delisting of the issuer's securities from Nasdaq, careful attention must be given to this issue to prevent a violation of the rule.

- - -

The Bid Price Requirement

The bid price requirement establishes a minimum bid price for issues listed on Nasdaq. Rules 4310(c)(4), 4320(e)(2)(E), 4450(a)(5) and 4450(b)(4) provide that, for an issue to be eligible for continued listing on Nasdaq , the minimum bid price per share shall be $1. An issue is subject to delisting from Nasdaq if its bid price falls below $1.

The bid price rules must be thoroughly considered because the characteristics of Future Priced Securities often exert downward pressure on the bid price of the issuer's common stock. Specifically, dilution from the discounted conversion of the Future Priced Security may result in a significant decline in the price of the common stock.

Furthermore, there appear to be instances where short selling has contributed to a substantial price decline, which, in turn, could lead to a failure to comply with the bid price requirement.[10]

- - -

Listing of Additional Shares

Rule 4310(c)(17) provides:

> The issuer shall be required to notify Nasdaq on the appropriate form no later than 15 calendar days prior to: . . . issuing securities that may potentially result in a change of control of the issuer; or . . . entering into a transaction that may result in the potential issuance of common stock (or securities convertible into common stock) greater than 10% of either the total shares outstanding or the voting power outstanding on a pre-transaction basis.

Issuers should be cognizant that under this rule notification is required at least 15 days prior to issuing any security (including a Future Priced Security) convertible into shares of a class of securities already listed on Nasdaq. Failure to provide such notice can result in an issuer's removal from Nasdaq.

- - -

Public Interest Concerns

Rule 4300 provides:

> Nasdaq is entrusted with the authority to preserve and strengthen the quality of and public confidence in its market. Nasdaq stands for integrity and ethical business practices in order to enhance investor confidence, thereby contributing to the financial health of the economy and supporting the capital formation process. Nasdaq issuers, from new public companies to companies of international stature, by being listed on Nasdaq, are publicly recognized as sharing these important objectives of Nasdaq.

Nasdaq Rule 4330(a) provides:

> Nasdaq may ... deny initial listing or apply additional or more stringent criteria for the initial or continued listing of particular securities or suspend or delist an otherwise qualified security if ... Nasdaq deems it necessary to prevent fraudulent

---

[10] If used to manipulate the price of the stock, short selling by the holders of the Future Priced Security is prohibited by the antifraud provisions of the securities laws and by NASD Rules and may be prohibited by the terms of the placement.

and manipulative acts and practices, to promote just and equitable principles of trade, or to protect investors and the public interest.

The returns on Future Priced Securities may become excessive compared with those of public investors in the issuer's common securities. In egregious situations, the use of a Future Priced Security may raise public interest concerns under Rules 4300 and 4330(a). In addition to the demonstrable business purpose of the transaction, other factors that Nasdaq staff will consider in determining whether a transaction raises public interest concerns include: (1) the amount raised in the transaction relative to the issuer's existing capital structure; (2) the dilutive effect of the transaction on the existing holders of common stock; (3) the risk undertaken by the Future Priced Security investor; (4) the relationship between the Future Priced Security investor and the issuer; (5) whether the transaction was preceded by other similar transactions; and (6) whether the transaction is consistent with the just and equitable principles of trade.

Some Future Priced Securities may contain features that address the public interest concerns. These features tend to provide incentives to the investor to hold the security for a longer time period and limit the number of shares into which the Future Priced Security may be converted. Such features may limit the dilutive effect of the transaction and increase the risk undertaken by the Future Priced Security investor in relationship to the reward available.

- - -

Reverse Merger

Rule 4330(f) provides:

An issuer must apply for initial listing following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq Listing (for purposes of this rule, such a transaction is referred to as a "Reverse Merger"). In determining whether a Reverse Merger has occurred, Nasdaq will consider all relevant factors including, but not limited to, changes in the management, board of directors, voting power, ownership, and financial structure of the issuer. Nasdaq will also consider the nature of the businesses and the relative size of the Nasdaq issuer and non-Nasdaq entity.

This provision, which applies regardless of whether the issuer obtains shareholder approval for the transaction, requires issuers to qualify under the initial listing standards following a Reverse Merger.[11] It is important for issuers to realize that in certain instances, the conversion of a Future Priced Security may implicate this provision. For example, if there is no limit on the number of common shares issuable upon conversion,

[11] This provision is designed to address situations where a company attempts to obtain a "backdoor listing" on Nasdaq by merging with a Nasdaq issuer with minimal assets and/or operations.

or if the limit is set high enough, the exercise of conversion rights under a Future Priced Security could result in a Reverse Merger with the holders of the Future Priced Securities. In such event, an issuer may be required to re-apply for initial listing and satisfy all initial listing requirements.

IM-4350-2. Interpretative Material Regarding the Use of Share Caps to Comply with Rule 4350(i)

Rule 4350(i) limits the number of shares or voting power that can be issued or granted without shareholder approval prior to the issuance of certain securities.[12] Generally, this limitation applies to issuances of 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.[13] Issuers sometimes comply with the 20% limitation in this rule by placing a "cap" on the number of shares that can be issued in the transaction, such that there cannot, under any circumstances, be an issuance of 20% or more of the common stock or voting power previously outstanding without prior shareholder approval. If an issuer determines to defer a shareholder vote in this manner, shares that are issuable under the cap (in the first part of the transaction) must not be entitled to vote to approve the remainder of the transaction. In addition, a cap must apply for the life of the transaction, unless shareholder approval is obtained. For example, caps that no longer apply if a company is not listed on Nasdaq are not permissible under the Rule. Of course, if shareholder approval is not obtained, then the investor will not be able to acquire 20% or more of the common stock or voting power outstanding before the transaction and would continue to hold the balance of the original security in its unconverted form.

Nasdaq has observed situations where issuers have attempted to cap the issuance of shares at below 20% but have also provided an alternative outcome based upon whether shareholder approval is obtained, such as a "penalty" or a "sweetener." For example, a company issues a convertible preferred stock or debt instrument that provides for conversions of up to 20% of the total shares outstanding with any further conversions subject to shareholder approval. However, the terms of the instrument provide that if shareholders reject the transaction, the coupon or conversion ratio will increase or the issuer will be penalized by a specified monetary payment. Likewise, a transaction may provide for improved terms if shareholder approval is obtained. Nasdaq believes that in such situations the cap is defective because the related penalty or sweetener has a

[12] An exception to this rule is available to issuers when the delay in securing stockholder approval would seriously jeopardize the financial viability of the enterprise. Rule 4350(i)(2). However, a share cap is not permissible in conjunction with the financial viability exception provided in Rule 4350(i)(2), because the application to Nasdaq and the notice to shareholders required in the rule must occur prior to the issuance of any common stock or securities convertible into or exercisable for common stock.

[13] While Nasdaq's experience is that this issue is generally implicated with respect to these situations, it may also arise with respect to the 5% threshold set forth in Rule 4350(i)(1)(C)(i).

coercive effect on the shareholder vote, and thus may deprive shareholders of their ability to freely exercise their vote. Accordingly, Nasdaq will not accept a cap that defers the need for shareholder approval in such situations. Instead, if the terms of a transaction can change based upon the outcome of the shareholder vote, no shares may be issued prior to the approval of the shareholders. Issuers that engage in transactions with defective caps may be subject to delisting.

Issuers having questions regarding this policy are encouraged to contact the Nasdaq Listing Qualifications Department at (301) 978-8008, which will provide a written interpretation of the application of Nasdaq Rules to a specific transaction, upon prior written request of the issuer.

IM-4350-3. Definition of a Public Offering

Rule 4350(i)(1)(D) provides that shareholder approval is required for the issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20 percent or more of the common stock or 20 percent or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. Under this rule, however, shareholder approval is not required for a "public offering."

Issuers are encouraged to consult with Nasdaq staff in order to determine if a particular offering is a "public offering" for purposes of the shareholder approval rules. Generally, a firm commitment underwritten securities offering registered with the Securities and Exchange Commission will be considered a public offering for these purposes. Likewise, any other securities offering which is registered with the Securities and Exchange Commission and which is publicly disclosed and distributed in the same general manner and extent as a firm commitment underwritten securities offering will be considered a public offering for purposes of the shareholder approval rules. However, Nasdaq staff will not treat an offering as a "public offering" for purposes of the shareholder approval rules merely because they are registered with the Commission prior to the closing of the transaction.

When determining whether an offering is a "public offering" for purposes of these rules, Nasdaq staff will consider all relevant factors, including but not limited to:

(i) the type of offering (including whether the offering is conducted by an underwriter on a firm commitment basis, or an underwriter or placement agent on a best-efforts basis, or whether the offering is self-directed by the issuer);

(ii) the manner in which the offering is marketed (including the number of investors offered securities, how those investors were chosen, and the breadth of the marketing effort);

(iii) the extent of the offering's distribution (including the number and identity of the investors who participate in the offering and whether any prior relationship existed between the issuer and those investors);

(iv) the offering price (including the extent of any discount to the market price of the securities offered); and

(v) the extent to which the issuer controls the offering and its distribution.

IM-4350-4 Board Independence and Independent Committees
Independent Directors and Independent Committees - Rule 4350(c)

Majority Independent Board. Independent directors (as defined in Rule 4200(a)(15)) play an important role in assuring investor confidence. Through the exercise of independent judgment, they act on behalf of investors to maximize shareholder value in the companies they oversee and guard against conflicts of interest. Requiring that the board be comprised of a majority of independent directors empowers such directors to carry out more effectively these responsibilities.

Executive Sessions of Independent Directors. Regularly scheduled executive sessions encourage and enhance communication among independent directors. It is contemplated that executive sessions will occur at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled board meetings.

Independent Director Oversight of Executive Compensation. Independent director oversight of executive officer compensation helps assure that appropriate incentives are in place, consistent with the board's responsibility to maximize shareholder value. The rule is intended to provide flexibility for an issuer to choose an appropriate board structure and to reduce resource burdens, while ensuring independent director control of compensation decisions.

Independent Director Oversight of Director Nominations. Independent director oversight of nominations enhances investor confidence in the selection of well-qualified director nominees, as well as independent nominees as required by the rules. This rule is also intended to provide flexibility for a company to choose an appropriate board structure and reduce resource burdens, while ensuring that independent directors approve all nominations.

This rule does not apply in cases where the right to nominate a director legally belongs to a third party. For example, investors may negotiate the right to nominate directors in connection with an investment in the company, holders of preferred stock may be permitted to nominate or appoint directors upon certain defaults, or the company may be a party to a shareholder's agreement that allocates the right to nominate some directors. Because the right to nominate directors in these cases does not reside with the company, independent director approval would not be required. This rule is not applicable if the company is subject to a binding obligation that requires a director nomination structure inconsistent with the rule and such obligation pre-dates the approval date of this rule.

Controlled Company Exemption. This exemption recognizes that majority shareholders, including parent companies, have the right to select directors and control certain key decisions, such as executive officer compensation, by virtue of their ownership rights. In order for a group to exist for purposes of this rule, the shareholders must have publicly filed a notice that they are acting as a group (e.g., a Schedule 13D). A Controlled Company not relying upon this exemption need not provide any special disclosures about its controlled status. It should be emphasized that this controlled company exemption does not extend to the audit committee requirements under Rule 4350(d) or the requirement for executive sessions of independent directors under Rule 4350(c)(2).

Audit Committees - Rule 4350(d)

Audit Committee Charter. Each issuer is required to adopt a formal written charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor's accountability to the audit committee; and the audit committee's responsibility to ensure the independence of the outside auditor. Consistent with this, the charter must specify all audit committee responsibilities set forth in Rule 10A-3(b)(2), (3), (4) and (5) under the Act. Rule 10A-3(b)(3)(ii) requires that each audit committee must establish procedures for the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters. The rights and responsibilities as articulated in the audit committee charter empower the audit committee and enhance its effectiveness in carrying out its responsibilities.

Rule 4350(d)(3) imposes additional requirements for investment company audit committees that must also be set forth in audit committee charters for these issuers.

Audit Committee Composition. Audit committees are required to have a minimum of three members and be comprised only of independent directors. In addition to satisfying the independent director requirements under Rule 4200, audit committee members must meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Act (subject to the exemptions provided in Rule 10A-3(c)): they must not accept any consulting, advisory, or other compensatory fee from the company other than for board service, and they must not be an affiliated person of the company. It is recommended that an issuer disclose in its annual proxy (or, if the issuer does not file a proxy, in its Form 10-K or 20-F) if any director is deemed independent but falls outside the safe harbor provisions of Rule 10A-3(e)(1)(ii) under the Act. A director who qualifies as an audit committee financial expert under Item 401(h) of Regulation S-K or Item 401(e) of Regulation S-B is presumed to qualify as a financially sophisticated audit committee member under Rule 4350(d)(2)(A).

The Audit Committee Responsibilities and Authority. Audit committees must have the specific audit committee responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4) and (5) under the Act (subject to the exemptions provided in Rule 10A-3(c)), concerning responsibilities relating to registered public accounting firms;

complaints relating to accounting; internal accounting controls or auditing matters; authority to engage advisors; and funding. Audit committees for investment companies must also establish procedures for the confidential, anonymous submission of concerns regarding questionable accounting or auditing matters by employees of the investment adviser, administrator, principal underwriter, or any other provider of accounting related services for the investment company, as well as employees of the investment company.

Executive Officers. References to executive officers in Rule 4350 mean those officers covered in Rule 16a-1(f) under the Act.

IM-4350-5. Shareholder Approval for Stock Option Plans or Other Equity Compensation Arrangements

Employee ownership of company stock can be an effective tool to align employee interests with those of other shareholders. Stock option plans or other equity compensation arrangements can also assist in the recruitment and retention of employees, which is especially critical to young, growing companies, or companies with insufficient cash resources to attract and retain highly qualified employees. However, these plans can potentially dilute shareholder interests. As such, Rule 4350(i)(1)(A) ensures that shareholders have a voice in these situations, given this potential for dilution.

Rule 4350(i)(1)(A) requires shareholder approval when a plan or other equity compensation arrangement is established or materially amended. For these purposes, a material amendment would include, but not be limited to, the following:

(1) any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spinoff or similar transaction);

(2) any material increase in benefits to participants, including any material change to: (i) permit a repricing (or decrease in exercise price) of outstanding options, (ii) reduce the price at which shares or options to purchase shares may be offered, or (iii) extend the duration of a plan;

(3) any material expansion of the class of participants eligible to participate in the plan; and

(4) any expansion in the types of options or awards provided under the plan.

While general authority to amend a plan would not obviate the need for shareholder approval, if a plan permits a specific action without further shareholder approval, then no such approval would generally be required. However, if a plan contains a formula for automatic increases in the shares available (sometimes called an "evergreen formula"), or for automatic grants pursuant to a dollar-based formula (such as annual grants based on a certain dollar value, or matching contributions based upon the amount of compensation the participant elects to defer), such plans cannot have a term in excess of ten years unless shareholder approval is obtained every ten years. However, plans that do not contain a formula and do not impose a limit on the number of shares available for grant would require shareholder approval of each grant under the plan. A requirement that grants be made out of treasury shares or repurchased shares will not alleviate these additional shareholder approval requirements.

As a general matter, when preparing plans and presenting them for shareholder approval, issuers should strive to make plan terms easy to understand. In that regard, it is recommended that plans meant to permit repricing use explicit terminology to make this clear.

Rule 4350(i)(1)(A) provides an exception to the requirement for shareholder approval for warrants or rights offered generally to all shareholders. In addition, an exception is provided for tax qualified, non-discriminatory employee benefit plans as well as parallel nonqualified plans as these plans are regulated under the Internal Revenue Code and Treasury Department regulations. An equity compensation plan that provides non-U.S. employees with substantially the same benefits as a comparable tax qualified, non-discriminatory employee benefit plan or parallel nonqualified plan that the issuer provides to its U.S. employees, but for features necessary to comply with applicable foreign tax law, are also exempt from shareholder approval under this section.

Further, there is an exception for inducement grants to new employees because in these cases a company has an arm's length relationship with the new employees. Inducement grants for these purposes include grants of options or stock to new employees in connection with a merger or acquisition. The rule requires that such issuances must be approved by the issuer's independent compensation committee or a majority of the issuer's independent directors. The rule further requires that promptly following an issuance of any employment inducement grant in reliance on this exception, a company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

In addition, plans or arrangements involving a merger or acquisition do not require shareholder approval in two situations. First, shareholder approval will not be required to convert, replace or adjust outstanding options or other equity compensation awards to reflect the transaction. Second, shares available under certain plans acquired in acquisitions and mergers may be used for certain post-transaction grants without further shareholder approval. This exception applies to situations where the party which is not a listed company following the transaction has shares available for grant under pre-existing plans that meet the requirements of this Rule 4350(i)(1)(A). These shares may be used for post-transaction grants of options and other equity awards by the listed company (after appropriate adjustment of the number of shares to reflect the transaction), either under the pre-existing plan or arrangement or another plan or arrangement, without further shareholder approval, provided: (1) the time during which those shares are available for grants is not extended beyond the period when they would have been available under the pre-existing plan, absent the transaction, and (2) such options and other awards are not granted to individuals who were employed by the granting company or its subsidiaries at the time the merger or acquisition was consummated. Nasdaq would view a plan or arrangement adopted in contemplation of the merger or acquisition transaction as not pre-existing for purposes of this exception. This exception is appropriate because it will not result in any increase in the aggregate potential dilution of the combined enterprise. In this regard, any additional shares available for issuance under a plan or arrangement acquired in a connection with a merger or acquisition would be counted by Nasdaq in determining whether the transaction involved the issuance of 20% or more of the company's outstanding common stock, thus triggering the shareholder approval requirements under Rule 4350(i)(1)(C).

Inducement grants, tax qualified non-discriminatory benefit plans, and parallel nonqualified plans are subject to approval by either the issuer's independent compensation committee or a majority of the issuer's independent directors. It should also be noted that a company would not be permitted to use repurchased shares to fund option plans or grants without prior shareholder approval.

For purposes of Rule 4350(i)(1)(A) and IM-4350-5, the term "parallel nonqualified plan" means a plan that is a "pension plan" within the meaning of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. §1002 (1999), that is designed to work in parallel with a plan intended to be qualified under Internal Revenue Code Section 401(a), to provide benefits that exceed the limits set forth in Internal Revenue Code Section 402(g) (the section that limits an employee's annual pre-tax contributions to a 401(k) plan), Internal Revenue Code Section 401(a)(17) (the section that limits the amount of an employee's compensation that can be taken into account for plan purposes) and/or Internal Revenue Code Section 415 (the section that limits the contributions and benefits under qualified plans) and/or any successor or similar limitations that may thereafter be enacted. However, a plan will not be considered a parallel nonqualified plan unless: (i) it covers all or substantially all employees of an employer who are participants in the related qualified plan whose annual compensation is in excess of the limit of Code Section 401(a)(17) (or any successor or similar limitation that may hereafter be enacted); (ii) its terms are substantially the same as the qualified plan that it parallels except for the elimination of the limitations described in the preceding sentence; and, (iii) no participant receives employer equity contributions under the plan in excess of 25% of the participant's cash compensation.

IM 4350-6. Applicability

1. Foreign Private Issuer Exception and Disclosure. A foreign private issuer (as defined in Rule 3b-4 under the Act) listed on Nasdaq may follow the practice in such issuer's home country (as defined in General Instruction F of Form 20-F) in lieu of some of the provisions of Rule 4350, subject to several important exceptions. First, such an issuer shall comply with Rule 4350(b)(1)(B) (Disclosure of Going Concern Opinion), Rule 4350(j) (Listing Agreement) and Rule 4350(m) (Notification of Material Noncompliance). Second, such an issuer shall have an audit committee that satisfies Rule 4350(d)(3). Third, members of such audit committee shall meet the criteria for independence referenced in Rule 4350(d)(2)(A)(ii) (the criteria set forth in Rule 10A-3(b)(1), subject to the exemptions provided in Rule 10A-3(c) under the Act). Finally, a foreign private issuer that elects to follow home country practice in lieu of a requirement

of Rule 4350 shall submit to Nasdaq a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In the case of new listings, this certification is required at the time of listing. For existing issuers, the certification is required at the time the company seeks to adopt its first non-compliant practice. In the interest of transparency, the rule requires a foreign private issuer to make appropriate disclosures in the issuer's annual filings with the Commission (typically Form 20-F or 40-F), and at the time of the issuer's original listing in the United States, if that
listing is on Nasdaq, in its registration statement (typically Form F-1, 20-F, or 40-F). The issuer shall disclose each requirement of Rule 4350 that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of these corporate governance requirement(s).

2. Management Investment Companies. Management investment companies registered under the Investment Company Act of 1940 are already subject to a pervasive system of federal regulation in certain areas of corporate governance covered by Rule 4350. In light of this, Nasdaq exempts from Rule 4350(c) and (n) management investment companies registered under the Investment Company Act of 1940. Business development companies, which are a type of closed-end management investment company defined in Section 2(a)(48) of the Investment Company Act of 1940 that are not registered under that Act, are required to comply with all of the provisions of Rule 4350.

3. Asset-backed Issuers and Other Passive Issuers. Because of their unique attributes, Rule 4350 (c), (d) and (n) do not apply to asset-backed issuers and issuers, such as unit investment trusts, that are organized as trusts or other unincorporated associations that do not have a board of directors or persons acting in a similar capacity and whose activities are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the listed securities. This is consistent with Nasdaq's traditional approach to such issuers.

4. Cooperatives. Certain member-owned cooperatives that list their preferred stock are required to have their common stock owned by their members. Because of their unique structure and the fact that they do not have a publicly traded class of common stock, such entities are exempt from Rule 4350 (c). Again, this is consistent with Nasdaq's traditional approach to such issuers.

5. Effective Dates/Transition Periods. The effective dates are intended to harmonize Nasdaq's rules with the requirements of the Sarbanes-Oxley Act and the rules issued by the Commission thereunder and to ensure that companies are allowed adequate time to implement the new rules. With respect to Rules 4200 and 4350, until the effective date of such rules, any company that has not brought itself into compliance must comply with the corresponding requirements of Rules 4200-1 and 4350-1.

IM-4350-7. Code of Conduct

Ethical behavior is required and expected of every corporate director, officer and employee whether or not a formal code of conduct exists. The requirement of a publicly available code of conduct applicable to all directors, officers and employees of an issuer is intended to demonstrate to investors that the board and management of Nasdaq issuers have carefully considered the requirement of ethical dealing and have put in place a system to ensure that they become aware of and take prompt action against any questionable behavior. For company personnel, a code of conduct with enforcement provisions provides assurance that reporting of questionable behavior is protected and encouraged, and fosters an atmosphere of self-awareness and prudent conduct.

Rule 4350(n) requires issuers to adopt a code of conduct complying with the definition of a "code of ethics" under Section 406(c) of the Sarbanes-Oxley Act of 2002 ("the Sarbanes-Oxley Act") and any regulations promulgated thereunder by the Commission. See 17 C.F.R. 228.406 and 17 C.F.R. 229.406. Thus, the code must include such standards as are reasonably necessary to promote the ethical handling of conflicts of interest, full and fair disclosure, and compliance with laws, rules and regulations, as specified by the Sarbanes-Oxley Act. However, the code of conduct required by Rule 4350(n) must apply to all directors, officers, and employees. Issuers can satisfy this obligation by adopting one or more codes of conduct, such that all directors, officers and employees are subject to a code that satisfies the definition of a "code of ethics."

As the Sarbanes-Oxley Act recognizes, investors are harmed when the real or perceived private interest of a director, officer or employee is in conflict with the interests of the company, as when the individual receives improper personal benefits as a result of his or her position with the company, or when the individual has other duties, responsibilities or obligations that run counter to his or her duty to the company. Also, the disclosures an issuer makes to the Commission are the essential source of information about the company for regulators and investors - there can be no question about the duty to make them fairly, accurately and timely. Finally, illegal action must be dealt with swiftly and the violators reported to the appropriate authorities. Each code of conduct must require that any waiver of the code for executive officers or directors may be made only by the board and must be disclosed to shareholders, along with the reasons for the waiver. All issuers, other than foreign private issuers, must disclose such waivers in a Form 8-K within four business days. Foreign private issuers must disclose such waivers either in a Form 6-K or in the next Form 20-F or 40-F. This disclosure requirement provides investors the comfort that waivers are not granted except where they are truly necessary and warranted, and that they are limited and qualified so as to protect the company and its shareholders to the greatest extent possible.

Each code of conduct must also contain an enforcement mechanism that ensures prompt and consistent enforcement of the code, protection for persons reporting questionable behavior, clear and objective standards for compliance, and a fair process by which to determine violations.

4351. Voting Rights

Voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Act cannot be disparately reduced or restricted through any corporate action or issuance. Examples of such corporate action or issuance include, but are not limited to, the adoption of time-phased voting plans, the adoption of capped voting rights plans, the issuance of super-voting stock, or the issuance of stock with voting rights less than the per share voting rights of the existing common stock through an exchange offer.

IM-4351. Voting Rights Policy

The following Voting Rights Policy is based upon, but more flexible than, former SEC Rule 19c-4. Accordingly, Nasdaq will permit corporate actions or issuances by Nasdaq issuers that would have been permitted under Rule 19c-4, as well as other actions or issuances that are not inconsistent with this policy. In evaluating such other actions or issuances, Nasdaq will consider, among other things, the economics of such actions or issuances and the voting rights being granted. Nasdaq's interpretations under the policy will be flexible, recognizing that both the capital markets and the circumstances and needs of Nasdaq issuers change over time. The text of the Nasdaq Voting Rights Policy is as follows:

Issuers with Dual Class Structures

The restriction against the issuance of super voting stock is primarily intended to apply to the issuance of a new class of stock, and issuers with existing dual class capital structures would generally be permitted to issue additional shares of the existing super voting stock without conflict with this policy.

Consultation with Nasdaq

Violation of the Nasdaq Voting Rights Policy could result in the loss of an issuer's Nasdaq or public trading market. The policy can apply to a variety of corporate actions and securities issuances, not just super voting or so-called "time phase" voting common stock. While the policy will continue to permit actions previously permitted under Rule 19c-4, it is extremely important that Nasdaq issuers communicate their intentions to their Nasdaq representatives as early as possible before taking any action or committing to take any action that may by inconsistent with the policy. Nasdaq urges issuers of securities listed on Nasdaq not to assume, without first discussing the matter with the Nasdaq staff, that a particular issuance of common or preferred stock or the taking of some other corporate action will necessarily be consistent with the policy. It is suggested that copies of preliminary proxy or other material concerning matters subject to the policy be furnished to Nasdaq for review prior to formal filing.

Review of Past Voting Rights Activities

In reviewing an application for initial qualification for listing of a security in Nasdaq, Nasdaq will review the issuer's past corporate actions to determine whether another self-regulatory organization (SRO) has found any of the issuer's actions to have been a violation or evasion of the SRO's voting rights policy. Based on such review,

Nasdaq may take any appropriate action, including the denial of the application or the placing of restrictions on such listing. Nasdaq will also review whether an issuer seeking initial listing of a security in Nasdaq has requested a ruling or interpretation from another SRO regarding the application of that SRO's voting rights policy with respect to a proposed transaction. If so, Nasdaq will consider that fact in determining its response to any ruling or interpretation that the issuer may request on the same or similar transaction.

Non-U.S. Companies

Nasdaq will accept any action or issuance relating to the voting rights structure of a non- U.S. issuer that is in compliance with Nasdaq's requirements for domestic companies or that is not prohibited by the issuer's home country law.

4360. Qualitative Listing Requirements for Nasdaq Issuers That Are Limited Partnerships

(a) Applicability

No provision of this Rule shall be construed to require any foreign issuer that is a partnership to do any act that is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or that is contrary to generally accepted business practices in the issuer's country of domicile. Nasdaq shall have the ability to provide exemptions from applicability of these provisions as may be necessary or appropriate to carry out this intent.

(b) Distribution of Annual and Interim Reports

(1) Each issuer that is a limited partnership shall distribute to limited partners copies of an annual report containing audited financial statements of the limited partnership. The report shall be distributed to limited partners within a reasonable period of time after the end of the limited partnership's fiscal year end and shall be filed with Nasdaq at the time it is distributed to limited partners.

(2) (A) Each issuer that is a limited partnership which is subject to SEC Rule 13a-13 shall make available copies of quarterly reports including statements of operating results to limited partners either prior to or as soon as practicable following the partnership's filing of its Form 10-Q with the Commission. Such reports shall be distributed to limited partners if required by statute or regulation in the state in which the limited partnership is formed or doing business or by the terms of the partnership's limited partnership agreement. If the form of such quarterly report differs from the Form 10-Q, the issuer shall file one copy of the report with Nasdaq in addition to filing its Form 10-Q pursuant to Rule 4310 (c)(14). The statement of operations contained in quarterly reports shall disclose, at a minimum, any substantial items of an unusual or nonrecurrent nature and net income before and after estimated federal income taxes or net income and the amount of estimated federal taxes.

(B) Each issuer that is a limited partnership which is not subject to SEC Rule 13a-13 and which is required to file with the Commission, or another federal or state regulatory authority, interim reports relating primarily to operations and financial position, shall make available to limited partners reports which reflect the information contained in those interim reports. Such reports shall be distributed to limited partners if required by statue or regulation in the state in which the limited partnership is formed or doing business or by the terms of the partnership's limited partnership agreement. Such reports shall be distributed to limited partners either before or as soon as practicable following filing with appropriate regulatory authority. If the form of the interim report provided to limited partners differs from that filed with the regulatory authority, the issuer shall file one copy of the report to limited partners with Nasdaq in addition to the report to the regulatory authority that is filed with Nasdaq pursuant to Rule 4310(c)(14).

(C) Beginning with interim periods ending after January 1, 2006, each foreign private issuer that is a limited partnership shall publish, in a press release, which would also be submitted on a Form 6-K, an interim balance sheet and income statement as of the end of its second quarter. This information, which must be presented in English but does not have to be reconciled to U.S. GAAP, must be provided not later than six months following the end of the issuer's second quarter. Such information shall be distributed to limited partners if required by statute or regulation in the jurisdiction in which the limited partnership is formed or doing business or by the terms of the partnership's limited partnership agreement.

(c) Corporate General Partner/Independent Directors

Each issuer that is a limited partnership shall maintain a corporate general partner or co-general partner, which shall have the authority to manage the day-to-day affairs of the partnership. Such corporate general or co-partner shall maintain a sufficient number of independent directors on its board of directors to satisfy the audit committee requirement set forth in Rule 4350(d)(2).

(d) Audit Committee

The corporate general partner or co-general partner of each issuer that is a limited partnership must satisfy the audit committee requirements set forth in Rule 4350(d).

(e) Partner Meetings

An issuer that is a limited partnership shall not be required to hold an annual meeting of limited partners unless required by statute or regulation in the state in which the limited partnership is formed or doing business or by the terms of the partnership's limited partnership agreement.

(f) Quorum

In the event that a meeting of limited partners is required pursuant to paragraph (e), the quorum for such meeting shall be not less than 33-1/3 percent of the limited partnership interests outstanding.

(g) Solicitation of Proxies

In the event that a meeting of limited partners is required pursuant to paragraph (e), the issuer shall provide all limited partners with proxy or information statements and if a vote is required shall solicit proxies thereon.

(h) Listing Agreement

Each issuer that is a limited partnership shall execute a Listing Agreement in the form designated by Nasdaq.

(i) Conflict of Interest

Each issuer which is a limited partnership shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee or a comparable body of the Board of Directors for the review of potential material conflict of interest situations where appropriate.

4370. Additional Requirements for Nasdaq-Listed Securities Issued by Nasdaq or its Affiliates

(a) For purposes of this Rule 4370, the terms below are defined as follows:

(1) "Nasdaq Affiliate" means The Nasdaq Stock Market, Inc. and any entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with The Nasdaq Stock Market, Inc., where "control" means that the one entity possesses, directly or indirectly, voting control of the other entity either through ownership of capital stock or other equity securities or through majority representation on the board of directors or other management body of such entity.

(2) "Affiliate Security" means any security issued by a Nasdaq Affiliate, with the exception of Portfolio Depository Receipts as defined in Rule 4420(i)(1)(A) and Index Fund Shares as defined in Rule 4420(j)(1)(A).

(b) Upon initial and throughout continued listing of the Affiliate Security on The Nasdaq Stock Market, Nasdaq shall:

(1) file a report each month with the Commission detailing Nasdaq's monitoring of:

(A) the Nasdaq Affiliate's compliance with the provisions of the Rule 4200, 4300 and 4400 Series; and

(B) the trading of the Affiliate Security, which shall include summaries of all related surveillance alerts, complaints, regulatory referrals, trades cancelled or adjusted pursuant to Rule 11890, investigations, examinations, formal and informal disciplinary actions, exception reports and trading data of such security.

(2) engage an independent accounting firm once a year to review and prepare a report on the Affiliate Security to ensure that the Nasdaq Affiliate is in compliance with the Rule 4200, 4300 and 4400 Series and promptly forward to the Commission a copy of the report prepared by the independent accounting firm.

(c) In the event that Nasdaq determines that the Nasdaq Affiliate is not in compliance with any of the Rule 4200, 4300 and 4400 Series, Nasdaq shall file a report with the Commission at the same time that Nasdaq notifies the Nasdaq Affiliate of its non-compliance. The report shall identify the date of non-compliance, type of non-compliance and any other material information conveyed to the Nasdaq Affiliate in the notice of non-compliance. Within five (5) business days of receipt of a plan of compliance from the Nasdaq Affiliate, Nasdaq shall notify the Commission of such receipt, whether the plan of compliance was accepted by Nasdaq or what other action was taken with respect to the plan and the time period provided to regain compliance with the Rule 4200, 4300 and 4400 Series, if any.

4390. ISSUER DESIGNATION REQUIREMENTS

Pursuant to SEC Rule 11Aa2-1, those securities for which transaction reporting is required by an effective transaction reporting plan are designated as national market system securities. A transaction reporting plan has been filed with the Commission covering securities listed on Nasdaq.

IM-4390 Impact of Non-Designation of Dually Listed Securities

To foster competition among markets and further the development of the national market system following the repeal of NYSE Rule 500, Nasdaq shall permit issuers whose securities are listed on the New York Stock Exchange to apply also to list those securities on the Nasdaq National Market ("NNM"). Nasdaq shall make an independent determination of whether such issuers satisfy all applicable listing requirements and shall require issuers to enter into a dual listing agreement with Nasdaq.

While Nasdaq shall certify such dually listed securities for listing on the NNM, Nasdaq shall not exercise its authority under Rule 4390 separately to designate or register such dually listed securities as Nasdaq national market system securities within the meaning of Section 11A of the Act or the rules thereunder. As a result, these securities, which are already designated as national market system securities under the Consolidated Quotation Service ("CQS") and Consolidated Tape Association national market system plans ("CQ and CTA Plans"), shall remain subject to those plans and shall not become subject to the Nasdaq UTP Plan, the national market system plan governing securities designated by Nasdaq. For purposes of the national market system, such securities shall continue to trade under their current one, two, or three-character ticker symbol. Nasdaq shall continue to send all quotations and transaction reports in such securities to the processor for the CTA Plan. In addition, dually listed issues that are currently eligible for trading via the Intermarket Trading System ("ITS") shall remain so and continue to trade on the Nasdaq Intermarket trading platform as they do today.

Through this interpretation, Nasdaq also resolves any potential conflicts that arise under Nasdaq rules as a result of a single security being both a security subject to the CQ and CTA Plans (a "CQS security"), which is subject to one set of rules, and a listed NNM security, which is subject to a different set of rules. Specifically, dually listed securities shall be Nasdaq securities for purposes of rules related to listing and delisting, and shall remain as CQS securities under all other Nasdaq rules. Treating dually listed securities as CQS securities under Nasdaq rules is consistent with their continuing status as CQS securities under the CTA, CQ, and ITS national market system, as described above. This interpretation also preserves the status quo and avoids creating potential confusion for investors and market participants that currently trade these securities on Nasdaq.

For example, Nasdaq shall continue to honor the trade halt authority of the primary market under the CQ and CT Plans. Nasdaq Rule 4120(a)(2) and (3) governing CQS securities shall apply to dually listed securities, whereas Nasdaq Rule 4120(a)(1), (4), (5), (6), and (7) shall not. SEC Rule 10a-1 governing short sales of CQS securities shall continue to apply to dually listed securities, rather than Nasdaq Rule 3350 governing short sales of Nasdaq-listed securities. Market makers in dually listed securities shall retain all obligations imposed by the Nasdaq Rule 5200 Series regarding CQS securities rather than assuming the obligations appurtenant to Nasdaq-listed securities. The fees applicable to CQS securities set forth in Nasdaq Rule 7010 shall continue to apply to dually listed issues.

4400. NASDAQ NATIONAL MARKET

4410. Applications for Listing

(a) Application for listing on the Nasdaq National Market shall be on a form supplied by Nasdaq and signed by a corporate officer of the issuer. Compliance with the listing criteria will be determined on the basis of information filed with the appropriate regulatory authority and the records of Nasdaq as of the application date. Nasdaq may require the issuer to submit such other information as is relevant to a listing determination , including information required by paragraph (c) below.

(b) Upon approval of a listing application, Nasdaq shall certify to the Commission, pursuant to Section 12(d) of the Act and the rules thereunder, that it has approved the security for listing and registration. Listing can commence only upon effectiveness of the security's registration pursuant to Section 12(d).

(c) Nasdaq shall review the issuer's past corporate governance activities when the issuer's securities were listed on or after withdrawal from Nasdaq or another securities exchange which imposes corporate governance requirements. Based on such review, Nasdaq may take any appropriate action, including placing of restrictions on or additional requirements for listing, or the denial of listing of a security, if Nasdaq determines that there have been violations or evasions of such corporate governance standards. Determinations under this paragraph (c) shall be made on a case-by-case basis as necessary to protect investors and the public interest.

(d) Nasdaq may make exceptions to the criteria contained in the Rule 4400 Series where it deems appropriate.

(e) Issuers that are listed on Nasdaq pursuant to the Rule 4300 Series but that are not listed on the Nasdaq National Market are listed on the Nasdaq SmallCap Market.

4420. Quantitative Listing Criteria

In order to be listed on the Nasdaq National Market, an issuer shall be required to substantially meet the criteria set forth in paragraphs (a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (k) or (l) below.

(a) Entry Standard 1- First Class of Common Stock, Shares or Certificates of Beneficial Interest of Trusts, Limited Partnership Interests in Foreign or Domestic Issues and American Depositary Receipts

(1) The issuer of the security had annual income from continuing operations before income taxes of at least $1,000,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years.

(2) There are at least 1,100,000 publicly held shares.

(3) The market value of publicly held shares is at least $8 million.

(4) The bid price per share is $5 or more.

(5) The issuer of the security has stockholders' equity of at least $15 million.

(6) The issuer has a minimum of 400 round lot shareholders.

(7) There are at least three registered and active market makers with respect to the security.

(b) Entry Standard 2- First Class of Common Stock, Shares or Certificates of Beneficial Interest of Trusts, Limited Partnership Interests in Foreign or Domestic Issues and American Depositary Receipts

(1) The issuer of the security has stockholders' equity of at least $30 million.

(2) There are at least 1,100,000 publicly held shares.

(3) The market value of publicly held shares is at least $18 million.

(4) The bid price per share is $5 or more.

(5) There are at least three registered and active market makers with respect to the security.

(6) The issuer has a two-year operating history.

(7) The issuer has a minimum of 400 round lot shareholders.

(c) Entry Standard 3 - First Class of Common Stock, Shares or Certificates of Beneficial Interest of Trusts, Limited Partnership Interests in Foreign or Domestic Issues and American Depositary Receipts

An issuer listed under this paragraph does not also need to be in compliance with the quantitative criteria for initial listing in the Rule 4300 series.

(1) There are at least 1,100,000 publicly held shares.

(2) The market value of publicly held shares is at least $20 million.

(3) The bid price per share is $5 or more.

(4) There are at least four registered and active market makers with respect to the security.

(5) The issuer has a minimum of 400 round lot shareholders.

(6) The issuer has:

(A) a market value of listed securities of $75 million (currently traded issuers must meet this requirement and the bid price requirement under Rule 4420(c)(3) for 90 consecutive trading days prior to applying for listing); or

(B) total assets and total revenue of $75 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years.

(d) Rights and Warrants

(1) Rights or warrants to purchase listed securities may be listed if they substantially meet the above criteria; provided, however, that they shall not be subject to the publicly held shares, market value of publicly held shares, or bid price requirements and shall not be required to meet the criteria set forth in paragraph (a)(2) if immediately after the distribution, there are at least 450,000 rights or warrants outstanding.

(2) An index warrant may be listed if it substantially meets the following criteria:

(A) The minimum public distribution shall be at least 1 million warrants.

(B) The minimum number of public holders shall be at least 400.

(C) The aggregate market value of the outstanding index warrants shall be at least $4 million.

(D) The issuer of the index warrants must have a minimum tangible net worth in excess of $150 million.

(E) The term of the index warrant shall be for a period from one to five years.

(F) Limitations on Issuance -- Where an issuer has a minimum tangible net worth in excess of $150 million but less than $250 million, Nasdaq will not list stock index warrants of the issuer if the value of such warrants plus the aggregate value, based upon the original issuing price, of all outstanding stock index, currency index and currency warrants of the issuer and its affiliates combined that are listed for trading on Nasdaq or another national securities exchange exceeds 25% of the issuer's net worth.

(G) A.M. Settlement -- The terms of stock index warrants for which 25% or more of the value of the underlying index is represented by securities that are traded primarily in the United States must provide that the opening prices of the stocks comprising the index will be used to determine (i) the final settlement value (i.e., the settlement value for warrants that are exercised at expiration) and (ii) the settlement value for such warrants that are valued on either of the two business days preceding the day on which the final settlement value is to be determined.

(H) Automatic Exercise -- All stock index warrants and any other cash- settled warrants must include in their terms provisions specifying (i) the time by which all exercise notices must be submitted and (ii) that all unexercised warrants that are in the money (or that are in the money by a stated amount) will be automatically exercised on their expiration date or on or promptly following the date on which such warrants are delisted by Nasdaq (if such warrant issue has not been listed on another national securities exchange).

(I) Foreign Country Securities -- In instances where the stock index underlying a warrant is comprised in whole or in part with securities traded outside the United States, the foreign country securities or American Depositary Receipts ("ADRs") thereon that (i) are not subject to a comprehensive surveillance agreement, and (ii) have less than 50% of their global trading volume in dollar value within the United States, shall not, in the aggregate represent more than 20% of the weight of the index, unless such index is otherwise approved for warrant or option trading.

(J) Changes in Number of Warrants Outstanding -- Issuers of stock index warrants either will make arrangements with warrant transfer agents to advise Nasdaq immediately of any change in the number of warrants outstanding due to the early exercise of such warrants or will provide this information themselves. With respect to stock index warrants for which 25% or more of the value of the underlying index is represented by securities traded primarily in the United States, such notice shall be filed with Nasdaq no later than 4:30 p.m. Eastern Time, on the date when the settlement value for such warrants is determined. Such notice shall be filed in such form and manner as may be prescribed by Nasdaq from time to time.

(K) Only eligible broad-based indexes can underlie index warrants. For purposes of this subparagraph, eligible broad-based indexes shall include those indexes approved by the Commission to underlie index warrants or index options traded on Nasdaq or another national securities exchange.

Any index warrant listed pursuant to this paragraph shall not be required to meet the requirements of Rule 4430, 4440, or 4450. Nasdaq may apply additional or more stringent criteria as necessary to protect investors and the public interest.

(e) Computations

The computations required by paragraph (a)(1), (a)(5), and (b)(1) shall be taken from the issuer's most recent financial information filed with Nasdaq. The computations required in paragraphs (a)(2), (a)(3), (b)(2), (b)(3), (c)(1), and (c)(2) shall be as of the date of application of the issuer. Determinations of beneficial ownership for purposes of paragraphs (a)(2), (b)(2), and (c)(1) shall be made in accordance with SEC Rule 13d-3. In the case of American Depositary Receipts, the computations required by paragraphs (a)(1), (a)(5), and (b)(1) shall relate to the foreign issuer and not to any depositary or any other person deemed to be an issuer for purposes of Form S-12 under the Securities Act of 1933. In the case of American Depositary Receipts, the underlying security will be considered when determining the computations required by paragraphs (a)(1), (a)(2), (a)(3), (a)(5), (a)(6), (b)(1), (b)(2), (b)(3), (b)(6), (b)(7), (c)(1), (c)(2), (c)(5), and (c)(6) of this rule.

(f) Other Securities

(1) Nasdaq will consider listing any security not otherwise covered by the criteria in paragraphs (a), (b), (c), or (d) of this Rule, provided the instrument is otherwise suited to trade through the facilities of Nasdaq. Such securities will be evaluated for listing against the following criteria:

(A) The issuer shall have assets in excess of $100 million and stockholders' equity of at least $10 million. In the case of an issuer which is unable to satisfy the income criteria set forth in paragraph (a)(1), Nasdaq generally will require the issuer to have the following: (i) assets in excess of $200 million and stockholders' equity of at least $10 million; or (ii) assets in excess of $100 million and stockholders' equity of at least $20 million.

(B) There must be a minimum of 400 holders of the security, provided, however, that if the instrument is traded in $1,000 denominations, there must be a minimum of 100 holders.

(C) For equity securities listed pursuant to this paragraph, there must be a minimum public distribution of 1,000,000 trading units.

(D) The aggregate market value/principal amount of the security shall be at least $4 million.

(2) Issuers of securities listed pursuant to this paragraph (f) must be listed on the Nasdaq National Market or the New York Stock Exchange (NYSE) or be an affiliate of a company listed on the Nasdaq National Market or the NYSE; provided, however, that the provisions of Rule 4450 will be applied to sovereign issuers of "other" securities on a case-by-case basis.

(3) Prior to the commencement of trading of securities listed pursuant to this paragraph, Nasdaq will evaluate the nature and complexity of the issue and, if appropriate, distribute a circular to the membership providing guidance regarding Nasdaq member firm compliance responsibilities and requirements when handling transactions in such securities.

(g) Nasdaq will consider listing on the Nasdaq National Market Selected Equity-linked Debt Securities (SEEDS) that generally meet the criteria of this paragraph (g). SEEDS are limited-term, non-convertible debt securities of an issuer where the value of the debt is based, at least in part, on the value of another issuer's common stock or non-convertible preferred stock (or sponsored American Depositary Receipts (ADRs) overlying such equity securities).

(1) Issuer Listing Standards

(A) The issuer of a SEEDS must be an entity that:

(i) is listed on the Nasdaq National Market or the New York Stock Exchange (NYSE) or is an affiliate of a company listed on the Nasdaq National Market or the NYSE; provided, however, that the provisions of Rule 4450 will be applied to sovereign issuers of SEEDS on a case-by- case basis; and

(ii) has a minimum net worth of $150 million.

(B) In addition, the market value of a SEEDS offering, when combined with the market value of all other SEEDS offerings previously completed by the issuer and traded on the Nasdaq National Market or another national securities exchange, may not be greater than 25 percent of the issuer's net worth at the time of issuance.

(2) Equity-Linked Debt Security Listing Standards

The issue must have:

(A) a minimum public distribution of one million SEEDS;

(B) a minimum of 400 holders of the SEEDS, provided, however, that if the SEEDS is traded in $1,000 denominations, there is no minimum number of holders;

(C) a minimum market value of $4 million; and

(D) a term of one to seven years; provided that if the issuer of the underlying security is a non-U.S. company, or if the underlying security is a sponsored ADR, the issue may not have a term of more than three years.

(3) Minimum Standards Applicable to the Linked Security

An equity security on which the value of the SEEDS is based must:

(A) (i) have a market value of listed securities of at least $3 billion and a trading volume in the United States of at least 2.5 million shares in the one-year period preceding the listing of the

SEEDS;

(ii) have a market value of listed securities of at least $1.5 billion and a trading volume in the United States of at least 10 million shares in the one-year period preceding the listing of the SEEDS; or

(iii) have a market value of listed securities of at least $500 million and a trading volume in the United States of at least 15 million shares in the one-year period preceding the listing of the SEEDS.

(B) be issued by a company that has a continuous reporting obligation under the Act, and the security must be listed on the Nasdaq National Market or another national securities exchange and be subject to last sale reporting; and

(C) be issued by:

(i) a U.S. company; or

(ii) a non-U.S. company (including a company that is traded in the United States through sponsored ADRs) (for purposes of this paragraph (g), a non-U.S. company is any company formed or incorporated outside of the United States) if:

a. Nasdaq or its subsidiaries has a comprehensive surveillance sharing agreement in place with the primary exchange in the country where the security is primarily traded (in the case of an ADR, the primary exchange on which the security underlying the ADR is traded);

b. the combined trading volume of the non-U.S. security (a security issued by a non - U.S. company) and other related non- U.S. securities occurring in the U.S. market and in markets with which Nasdaq or its subsidiaries has in place a comprehensive surveillance sharing agreement represents (on a share equivalent basis for any ADRs) at least 50% of the combined world-wide trading volume in the non-U.S. security, other related non-U.S. securities, and other classes of common stock related to the non-U.S. security over the six month period preceding the date of listing; or

c. 1. the combined trading volume of the non-U.S. security and other related non-U.S. securities occurring in the U.S. market represents (on a share equivalent basis) at least 20% of the combined world-wide trading volume in the non-U.S. security and in other related non-U.S. securities over the six-month period preceding the date of selection of the non-U.S. security for a SEEDS listing.

2. the average daily trading volume for the non-U.S. security in the U.S. markets over the six-month period preceding the date of selection of the non-U.S. security for a SEEDS listing is 100,000 or more shares; and

3. the trading volume for the non-U.S. security in the U.S. market is at least 60,000 shares per day for a majority of the trading days for the six- month period preceding the date of selection of the non-U.S. security for a SEEDS listing.

d. If the underlying security to which the SEEDS is to be linked is the stock of a non-U.S. company which is traded in the U.S. market as a sponsored ADR, ordinary shares or otherwise, then the minimum number of holders of the underlying linked security shall be 2,000.

(4) Limits on the Number of SEEDS Linked to a Particular Security

(A) The issuance of SEEDS relating to any underlying U.S. security may not exceed five percent of the total outstanding shares of such underlying security. The issuance of SEEDS relating to any underlying non-U.S. security or sponsored ADR may not exceed: (i) two percent of the total shares outstanding worldwide if at least 30 percent of the worldwide trading volume in such security occurs in the U.S. market during the six-month period preceding the date of listing;[14] (ii) three percent of the total shares outstanding worldwide if at least 50 percent of the worldwide trading volume in such security occurs in the U.S. market during the six-month period preceding the date of listing; (iii) five percent of the total shares outstanding worldwide if at least 70 percent of the worldwide trading volume in such security occurs in the U.S. market during the six-month period preceding the date of listing.

---

[14] The two percent limit, based on 20 percent of the worldwide trading volume in the non-U.S. security or sponsored ADR, applies only if there is a comprehensive surveillance sharing agreement in place with the primary exchange in the country where the security is primarily traded (in the case of an ADR, the primary exchange on which the security underlying the ADR is traded). If there is no such agreement, subparagraph (3) above requires that the combined trading volume of such security and other related securities occurring in the U.S. market represents (on a share equivalent basis for any ADRs) at least 50% of the combined world-wide trading volume in such security, other related securities, and other classes of common stock related to such security over the six month period preceding the date of listing.

(B) If an issuer proposes to issue SEEDS that relate to more than the allowable percentages of the underlying security specified above, then Nasdaq, with the concurrence of the staff of the Division of Market Regulation of the Commission, will evaluate the maximum percentage of SEEDS that may be issued on a case-by-case basis.

(5) Prior to the commencement of trading of a particular SEEDS listed pursuant to this subsection, Nasdaq or its subsidiaries will distribute a circular to the membership providing guidance regarding Nasdaq member firm compliance responsibilities (including suitability recommendations and account approval) when handling transactions in SEEDS.

(h) Units

(1) Initial and Continued Listing Requirements

(a) All units shall have at least one equity component. All components of such units shall satisfy the requirements for initial and continued listing under Rules 4420 and 4450, as applicable, or, in the case of debt components, satisfy the requirements of 4420(h)(1)(b).

(b) All debt components of a unit, if any, shall meet the following requirements:

(i) the debt issue must have an aggregate market value or principal amount of at least $5 million;

(ii) the issuer of the debt security must have equity securities listed on the Nasdaq National Market; and

(iii) in the case of convertible debt, the equity into which the debt is convertible must itself be subject to real-time last sale reporting in the United States, and the convertible debt must not contain a provision which gives the company the right, at its discretion, to reduce the conversion price for periods of time or from time to time unless the company establishes a minimum period of ten business days within which such price reduction will be in effect.

(c) All components of the unit shall be issued by the same issuer. All units and issuers of such units shall comply with the initial and continued listing requirements under Rules 4420 and 4450, as applicable.

(2) Minimum Listing Period and Notice of Withdrawal

In the case of units, the minimum listing period of the units shall be 30 days from the first day of listing, except the period may be shortened if the units are suspended or withdrawn for regulatory purposes. Issuers and underwriters seeking to withdraw units from listing must provide Nasdaq with notice of such intent at least 15 days prior to withdrawal.

(3) Disclosure Requirements for Units

Each Nasdaq National Market issuer of units shall include in its prospectus or other offering document used in connection with any offering of securities that is required to be filed with the Commission under the federal securities laws and the rules and regulations promulgated thereunder a statement regarding any intention to delist the units immediately after the minimum inclusion period. The issuer of a unit shall further provide information regarding the terms and conditions of the components of the unit (including information with respect to any original issue discount or other significant tax attributes of any component) and the ratio of the components comprising the unit. An issuer shall also disclose when a component of the unit is separately listed on Nasdaq. These disclosures shall be made on the issuer's website, or if it does not maintain a website, in its annual report provided to unit holders. An issuer shall also immediately publicize through, at a minimum, a public announcement through the news media, any change in the terms of the unit, such as changes to the terms and conditions of any of the components (including changes with respect to any original issue discount or other significant tax attributes of any component), or to the ratio of the components within the unit. Such public notification shall be made as soon as practicable in relation to the effective date of the change.

(i) Portfolio Depository Receipts

(1) Definitions. The following terms shall, unless the context otherwise requires, have the meanings herein specified:

(A) Portfolio Depository Receipt. The term "Portfolio Depository Receipt" means a security:

(i) that is based on a unit investment trust ("Trust") which holds the securities which comprise an index or portfolio underlying a series of Portfolio Depository Receipts;

(ii) that is issued by the Trust in a specified aggregate minimum number in return for a "Portfolio Deposit" consisting of specified numbers of shares of stock plus a cash amount;

(iii) that, when aggregated in the same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the "Portfolio Deposit"; and

(iv) that pays holders a periodic cash payment corresponding to the regular cash dividends or distributions declared with respect to the component securities of the stock index or portfolio of securities underlying the Portfolio Depository Receipts, less certain expenses and other charges as set forth in the Trust prospectus.

(B) Reporting Authority. The term "Reporting Authority" in respect to a particular series of Portfolio Depository Receipts means Nasdaq, a wholly-owned subsidiary of Nasdaq, an institution (including the Trustee for a series of Portfolio Depository Receipts), or a reporting service designated by Nasdaq or its subsidiary as the official source for calculating and reporting information relating to such series, including, but not limited to, any current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust in connection with issuance of Portfolio Depository Receipts; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depository Receipts, net asset value, and other information relating to the creation, redemption or trading of Portfolio Depository Receipts.

Nothing in this paragraph shall imply that an institution or reporting service that is the source for calculating and reporting information relating to Portfolio Depository Receipts must be designated by Nasdaq; the term "Reporting Authority" shall not refer to an institution or reporting service not so designated.

(2) A member carrying an omnibus account for a non-member broker-dealer is required to inform such non-member that execution of an order to purchase a series of Portfolio Depository Receipts for such omnibus account will be deemed to constitute agreement by the non-member to make such written description available to its customers on the same terms as are directly applicable to members under this rule.

Nasdaq requires that members provide to all purchasers of a series of Portfolio Depository Receipts a written description of the terms and characteristics of such securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, members shall include such a written description with any sales material relating to a series of Portfolio Depository Receipts that is provided to customers or the public. Any other written materials provided by a member to customers or the public making specific reference to a series of Portfolio Depository Receipts as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Portfolio Depository Receipts] has been prepared by [Trust name] and is available from your broker or Nasdaq. It is recommended that you obtain and review such circular before purchasing [the series of Portfolio Depository Receipts]. In addition, upon request you may obtain from your broker a prospectus for [the series of Portfolio

Depository Receipts]."

A member carrying an omnibus account for a non-member broker-dealer is required to inform such non-member that execution of an order to purchase a series of Portfolio Depository Receipts for such omnibus account will be deemed to constitute agreement by the non-member to make such written description available to its customers on the same terms as are directly applicable to members and member organizations under this rule.

Upon request of a customer, a member shall also provide a prospectus for the particular series of Portfolio Depository Receipts.

(3) Nasdaq may approve a series of Portfolio Depository Receipts for listing and trading pursuant to Rule 19b-4(e) under the Act, provided each of the following criteria is satisfied:

(A) Eligibility Criteria for Index Components. Upon the initial listing of a series of Portfolio Depository Receipts, the component stocks of an index or portfolio underlying such series of Portfolio Depository Receipts shall meet the following criteria:

(i) Component stocks that in the aggregate account for at least 90% of the weight of the index or portfolio shall have a minimum market value of at least $75 million;

(ii) The component stocks shall have a minimum monthly trading volume during each of the last six months of at least 250,000 shares for stocks representing at least 90% of the weight of the index or portfolio;

(iii) The most heavily weighted component stock cannot exceed 30% of the weight of the index or portfolio, and the five most heavily weighted component stocks cannot exceed 65% of the weight of the index or portfolio;

(iv) The underlying index or portfolio must include a minimum of 13 stocks; and

(v) All securities in an underlying index or portfolio must be listed on Nasdaq (including The Nasdaq SmallCap Market) or another national securities exchange.

(B) Index Methodology and Calculation.

(i) The index underlying a series of Portfolio Depository Receipts will be calculated based on either the market capitalization, modified market capitalization, price, equal-dollar or modified equal-dollar weighting methodology;

(ii) If the index is maintained by a broker-dealer, the broker-dealer shall erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer; and

(iii) The current index value will be widely disseminated by one or more major market data vendors at least every 15 seconds during the time when the Portfolio Depository Receipts trade on Nasdaq.

(C) Disseminated Information. The Reporting Authority will disseminate for each series of Portfolio Depository Receipts an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities and cash amount to permit creation of new shares of the series or upon the index value.

(D) Initial Shares Outstanding. A minimum of 100,000 shares of a series of Portfolio Depository Receipts is required to be outstanding at start-up of trading.

(E) Surveillance Procedures. NASD Regulation will implement written surveillance procedures for Portfolio Depository Receipts.

(4) Trading will occur between 9:30 a.m. and either 4:00 p.m. or 4:15 p.m. for each series of Portfolio Depository Receipts, as specified by Nasdaq.

(5) Nasdaq may list and trade Portfolio Depository Receipts based on one or more stock indexes or securities portfolios. The Portfolio Depository Receipts based on each particular stock index or portfolio shall be designated as a separate series and shall be identified by a unique symbol. The stocks that are included in an index or portfolio on which Portfolio Depository Receipts are based shall be selected by Nasdaq or its agent, a wholly-owned subsidiary of Nasdaq, or by such other person as shall have a proprietary interest in and authorized use of such index or portfolio, and may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(6) A Trust upon which a series of Portfolio Depository Receipts is based will be listed and traded on Nasdaq subject to application of the following criteria:

(A) Initial Listing - for each Trust, Nasdaq will establish a minimum number of Portfolio Depository Receipts required to be outstanding at the time of commencement of trading on Nasdaq.

(B) Continued Listing - following the initial twelve month period following formation of a Trust and commencement of trading on Nasdaq,

Nasdaq will consider the suspension of trading in or removal from listing of a Trust upon which a series of Portfolio Depository Receipts is based under any of the following circumstances:

(i) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Portfolio Depository Receipts for 30 or more consecutive trading days; or

(ii) if the value of the index or portfolio of securities on which the Trust is based is no longer calculated or available; or

(iii) if such other event shall occur or condition exists which in the opinion of Nasdaq, makes further dealings on Nasdaq inadvisable.

Upon termination of a Trust, Nasdaq requires that Portfolio Depository Receipts issued in connection with such Trust be removed from listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(C) Term - the stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(D) Voting - voting rights shall be as set forth in the Trust prospectus. The Trustee of a Trust may have the right to vote all of the voting securities of such Trust.

(7) Neither Nasdaq, the Reporting Authority nor any agent of Nasdaq shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any current index or portfolio value, the current value of the portfolio of securities required to be deposited to the Trust; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depository Receipts; net asset value; or other information relating to the creation, redemption or trading of Portfolio Depository Receipts, resulting from any negligent act or omission by Nasdaq, the Reporting Authority, or any agent of Nasdaq or any act, condition or cause beyond the reasonable control of Nasdaq, its agent, or the Reporting Authority, including, but not limited to, an act of God; fire; flood; extraordinary weather conditions; war; insurrection; riot; strike; accident; action of government; communications or power failure; equipment or software malfunction; or any error, omission or delay in the reports of transactions in one or more underlying securities.

(j) Index Fund Shares

(1) Definitions. The following terms shall, unless the context otherwise requires, have the meanings herein specified:

(A) Index Fund Share. The term "Index Fund Share" means a security:

(i) that is issued by an open-end management investment company based on a portfolio of stocks that seeks to provide investment results that correspond generally to the price and yield performance of a specified foreign or domestic stock index;

(ii) that is issued by such an open-end management investment company in a specified aggregate minimum number in return for a deposit of specified numbers of shares of stock and/or a cash amount with a value equal to the next determined net asset value; and

(iii) that, when aggregated in the same specified minimum number, may be redeemed at a holder's request by such open-end investment company which will pay to the redeeming holder the stock and/or cash with a value equal to the next determined net asset value.

(B) Reporting Authority. The term "Reporting Authority" in respect of a particular series of Index Fund Shares means Nasdaq, a wholly-owned subsidiary of Nasdaq, or an institution or reporting service designated by Nasdaq or its subsidiary as the official source for calculating and reporting information relating to such series, including, but not limited to, any current index or portfolio value; the current value of the portfolio of any securities required to be deposited in connection with issuance of Index Fund Shares; the amount of any dividend equivalent payment or cash distribution to holders of Index Fund Shares, net asset value, and other information relating to the issuance, redemption or trading of Index Fund Shares.

Nothing in this paragraph shall imply that an institution or reporting service that is the source for calculating and reporting information relating to Index Fund Shares must be designated by Nasdaq; the term "Reporting Authority" shall not refer to an institution or reporting service not so designated.

(2) A member carrying an omnibus account for a non-member broker-dealer is required to inform such non-member that execution of an order to purchase a series of Index Fund Shares for such omnibus account will be deemed to constitute agreement by the non-member to make such written description available to its customers on the same terms as are directly applicable to members

under this rule.

Nasdaq requires that members provide to all purchasers of a series of Index Fund Shares a written description of the terms and characteristics of such securities, in a form prepared by the open-end management investment company issuing such securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, members shall include such a written description with any sales material relating to a series of Index Fund Shares that is provided to customers or the public. Any other written materials provided by a member to customers or the public making specific reference to a series of Index Fund Shares as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Index Fund Shares] has been prepared by the [open-end management investment company name] and is available from your broker or Nasdaq. It is recommended that you obtain and review such circular before purchasing [the series of Index Fund Shares]. In addition, upon request you may obtain from your broker a prospectus for [the series of Index Fund Shares]."

A member carrying an omnibus account for a non-member broker-dealer is required to inform such non-member that execution of an order to purchase a series of Index Fund Shares for such omnibus account will be deemed to constitute agreement by the non-member to make such written description available to its customers on the same terms as are directly applicable to members and member organizations under this rule.

Upon request of a customer, a member shall also provide a prospectus for the particular series of Index Fund Shares.

(3) Nasdaq may approve a series of Index Fund Shares for listing and trading pursuant to Rule 19b-4(e) under the Act provided each of the following criteria is satisfied:

(A) Eligibility Criteria for Index Components. Upon the initial listing of a series of Index Fund Shares, each component of an index or portfolio underlying a series of Index Fund Shares shall meet the following criteria:

(i) Component stocks that in the aggregate account for at least 90% of the weight of the index or portfolio shall have a minimum market value of at least $75 million;

(ii) The component stocks shall have a minimum monthly trading volume during each of the last six months of at least 250,000 shares for stocks representing at least 90% of the weight of the index or portfolio;

(iii) The most heavily weighted component stock cannot

exceed 30% of the weight of the index or portfolio, and the five most heavily weighted component stocks cannot exceed 65% of the weight of the index or portfolio;

(iv) The underlying index or portfolio must include a minimum of 13 stocks; and

(v) All securities in an underlying index or portfolio must be listed on Nasdaq (including The Nasdaq SmallCap Market) or another national securities exchange.

(B) Index Methodology and Calculation

(i) The index underlying a series of Index Fund Shares will be calculated based on either the market capitalization, modified market capitalization, price, equal-dollar or modified equal-dollar weighting methodology;

(ii) If the index is maintained by a broker-dealer, the broker-dealer shall erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer; and

(iii) The current index value will be widely disseminated by one or more major market data vendors at least every 15 seconds during the time that Index Fund Shares trade on Nasdaq.

(C) Disseminated Information. The Reporting Authority will disseminate for each series of Index Fund Shares an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities and cash amount to permit creation of new shares of the series or upon the index value.

(D) Initial Shares Outstanding. A minimum of 100,000 shares of a series of Index Fund Shares is required to be outstanding at start-up of trading.

(E) Surveillance Procedures. NASD Regulation will implement written surveillance procedures for Index Fund Shares.

(4) Trading will occur between 9:30 a.m. and either 4:00 p.m. or 4:15 p.m. for each series of Index Fund Shares, as specified by Nasdaq.

(5) Nasdaq may list and trade Index Fund Shares based on one or more foreign or domestic stock indexes or securities portfolios. Each issue of Index Fund Shares based on each particular stock index or portfolio shall be designated

as a separate series and shall be identified by a unique symbol. The stocks that are included in an index or portfolio on which a series of Index Fund Shares are based shall be selected by such person, which may be Nasdaq or an agent or wholly-owned subsidiary thereof, as shall have authorized use of such index or portfolio. Such index or portfolio may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(6) Each series of Index Fund Shares will be listed and traded on Nasdaq subject to application of the following criteria:

(A) Initial Listing - for each series, Nasdaq will establish a minimum number of Index Fund Shares required to be outstanding at the time of commencement of trading on Nasdaq.

(B) Continued Listing - following the initial twelve month period following commencement of trading on Nasdaq of a series of Index Fund Shares, Nasdaq will consider the suspension of trading in or removal from listing of such series under any of the following circumstances:

(i) if there are fewer than 50 beneficial holders of the series of Index Fund Shares for 30 or more consecutive trading days; or

(ii) if the value of the index or portfolio of securities on which the series of Index Fund Shares is based is no longer calculated or available; or

(iii) if such other event shall occur or condition exists which in the opinion of Nasdaq, makes further dealings on Nasdaq inadvisable.

Upon termination of an open-end management investment company, Nasdaq requires that Index Fund Shares issued in connection with such entity be removed from listing.

(C) Voting - voting rights shall be as set forth in the applicable open-end management investment company prospectus.

(7) Neither Nasdaq, the Reporting Authority, nor any agent of Nasdaq shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any current index or portfolio value, the current value of the portfolio of securities required to be deposited to the open-end management investment company in connection with issuance of Index Fund Shares; the amount of any dividend equivalent payment or cash distribution to holders of Index Fund Shares; net asset value; or other information relating to the purchase, redemption or trading of Index Fund Shares, resulting from any negligent act or omission by Nasdaq, the Reporting Authority or any agent of Nasdaq, or any act, condition or cause beyond the reasonable

control of Nasdaq, its agent, or the Reporting Authority, including, but not limited to, an act of God; fire; flood; extraordinary weather conditions; war; insurrection; riot; strike; accident; action of government; communications or power failure; equipment or software malfunction; or any error, omission or delay in the reports of transactions in one or more underlying securities.

(k) Quantitative Listing Criteria - Preferred Stock and Secondary Classes of Common Stock

For initial listing, if the common stock or common stock equity equivalent security of the issuer is listed on Nasdaq or another national securities exchange, the issue shall have:

(1) At least 200,000 publicly held shares;

(2) A market value of publicly held shares of at least $4,000,000;

(3) A minimum bid price per share of $5;

(4) A minimum of 100 round lot shareholders;

(5) At least three registered and active market makers.

Alternatively, in the event the issuer's common stock or common stock equivalent security is not listed on either Nasdaq or another national securities exchange, the preferred stock and/or secondary class of common stock may be traded on Nasdaq so long as the security satisfies the listing criteria for common stock.

(l) Trust Issued Receipts

(1) Definition. The term "Trust Issued Receipt" means a security (a) that is issued by a trust ("Trust") which holds specified securities deposited with the Trust; (b) that, when aggregated in some specified minimum number, may be surrendered to the trust by the beneficial owner to receive the securities; and (c) that pays beneficial owners dividends and other distributions on the deposited securities, if any are declared and paid to the trustee by an issuer of the deposited securities.

(2) Nasdaq requires that members provide to all purchasers of newly issued Trust Issued Receipts a prospectus for the series of Trust Issued Receipts.

(3) The eligibility requirements for component securities that are represented by a series of Trust Issued Receipts and that became part of the Trust Issued Receipt when the security was either: (a) distributed by a company already included as a component security in the series of Trust Issued Receipts; or (b)

received in exchange for the securities of a company previously included as a component security that is no longer outstanding due to a merger, consolidation, corporate combination or other event, shall be as follows:

(A) the component security must be listed on Nasdaq or another national securities exchange;

(B) the component security must be registered under Section 12 of the Act; and

(C) the component security must have a Standard & Poor's Sector Classification that is the same as the Standard & Poor's Sector Classification represented by the component securities included in the Trust Issued Receipt at the time of the distribution or exchange.

(4) Transactions in Trust Issued Receipts may be effected until 4:00 p.m. each business day.

(5) Nasdaq may trade, whether by listing or trading pursuant to unlisted trading privileges, Trust Issued Receipts based on one or more securities. The Trust Issued Receipts based on particular securities shall be designated as a separate series and shall be identified by a unique symbol. The securities that are included in a series of Trust Issued Receipts shall be selected by Nasdaq or its agent, a wholly-owned subsidiary of Nasdaq, or by such other person as shall have a proprietary interest in such Trust Issued Receipts.

(6) Trust Issued Receipts will be listed and traded on Nasdaq subject to application of the following criteria:

(A) Initial Listing - for each Trust, Nasdaq will establish a minimum number of Trust Issued Receipts required to be outstanding at the time of the commencement of trading on Nasdaq.

(B) Continued Listing - following the initial twelve month period following formation of a Trust and commencement of trading on Nasdaq, Nasdaq will consider the suspension of trading in or removal from listing of a Trust upon which a series of Trust Issued Receipts is based under any of the following circumstances:

(i) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days;

(ii) if the Trust has fewer than 50,000 receipts issued and outstanding;

(iii) if the market value of all receipts issued and

outstanding is less than $1 million; or

(iv) if such other event shall occur or condition exists which, in the opinion of Nasdaq, makes further dealings on Nasdaq inadvisable.

Upon termination of a Trust, Nasdaq requires that Trust Issued Receipts issued in connection with such Trust be removed from listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(C) Term - the stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(D) Trustee - the following requirements apply:

(i) the trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(ii) no change is to be made in the trustee of a listed issue without prior notice to and approval of Nasdaq.

(E) Voting - voting rights shall be as set forth in the Trust prospectus.

(7) Unit of Trading- transactions in Trust Issued Receipts may only be made in round lots of 100 receipts or round lot multiples.

(8) Nasdaq may approve a series of Trust Issued Receipts for trading, whether by listing or trading pursuant to unlisted trading privileges, on Nasdaq pursuant to Rule 19b-4(e) under the Act, provided each of the component securities satisfies the following criteria:

(A) each component security must be registered under Section 12 of the Act;

(B) each component security must have a minimum public float of at least $150 million;

(C) each component security must be listed on Nasdaq or another national securities exchange;

(D) each component security must have an average daily trading volume of at least 100,000 shares during the preceding sixty-day trading period;

(E) each component security must have an average daily dollar value of shares traded during the preceding sixty-day trading period of at least $1 million; and

(F) the most heavily weighted component security may not initially represent more than 20% of the overall value of the Trust Issued Receipt.

(m) NASD Regulation

Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions described in this Rule on behalf of Nasdaq. Functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 4420 are being performed by NASD Regulation on behalf of Nasdaq. Notwithstanding the fact that Nasdaq has entered into the Regulatory Contract with NASD Regulation to perform some of Nasdaq's functions, Nasdaq shall retain ultimate legal responsibility for, and control of, such functions.

4430. Limited Partnership Rollup Listing Criteria

In addition to meeting the quantitative criteria for Nasdaq National Market listing, an issuer that is formed as a result of a limited partnership rollup transaction, as defined in Rule 4200, must meet the criteria set forth below in order to be listed:

(a) The limited partnership rollup transaction must provide for the right of dissenting limited partners:

(1) to receive compensation for their limited partnership units based on an appraisal of the limited partnership assets performed by an independent appraiser unaffiliated with the sponsor or general partner of the program which values the assets as if sold in an orderly manner in a reasonable period of time, plus or minus other balance sheet items, and less the cost of sale or refinancing and in a manner consistent with the appropriate industry practice. Compensation to dissenting limited partners of limited partnership rollup transactions may be cash, secured debt instruments, unsecured debt instruments, or freely-tradeable securities; provided, however, that:

(A) limited partnership rollup transactions which utilize debt instruments as compensation must provide for a trustee and an indenture to protect the rights of the debt holders and provide a rate of interest equal to at least 120% of the applicable federal rate as determined in accordance with Section 1274 of the Internal Revenue Code of 1986;

(B) limited partnership rollup transactions which utilize unsecured debt instruments as compensation, in addition to the requirements of subparagraph (A), above, must limit total leverage to 70% of the appraised value of the assets;

(C) all debt securities must have a term no greater than 8 years and provide for prepayment with 80% of the net proceeds of any sale or refinancing of the assets previously owned by the partnership entities subject to the limited partnership rollup transaction or any part thereof; and

(D) freely-tradeable securities utilized as compensation to dissenting limited partners must be issued by a company listed on Nasdaq or another national securities exchange prior to the limited partnership rollup transaction, and the number of securities to be received in return for limited partnership interests must be determined in relation to the average last sale price of the freely-tradeable securities in the 20-day period following the date of the meeting at which the vote on the limited partnership rollup transaction occurs. If the issuer of the freely-tradeable securities is affiliated with the sponsor or general partner, newly issued securities to be utilized as compensation to dissenting limited partners shall not represent more than 20 percent of the issued and outstanding shares of that class of securities after giving effect to the issuance. For purposes of the preceding sentence, a sponsor or general partner is "affiliated" with the issuer of the freely tradeable securities if the sponsor or general partner receives any material compensation from the issuer or its affiliates in conjunction with the limited partnership rollup transaction or the purchase of the general partner's interest; provided, however, that nothing herein shall restrict the ability of a sponsor or general partner to receive any payment for its equity interests and compensation as otherwise provided by this Rule;

(2) to receive or retain a security with substantially the same terms and conditions as the security originally held. Securities received or retained will be considered to have the same terms and conditions as the security originally held if:

(A) there is no material adverse change to dissenting limited partners' rights with respect to the business plan or the investment, distribution and liquidation policies of the limited partnership; and

(B) the dissenting limited partners receive substantially the same rights, preferences and priorities as they had pursuant to the security originally held; or

(3) to receive other comparable rights including, but not limited to:

(A) approval of the limited partnership rollup transaction by 75% of the outstanding units of each of the individual participating limited partnerships and the exclusion of any individual limited partnership from the limited partnership rollup transaction which fails to reach the 75% threshold. The third-party appointed to tabulate votes and dissents pursuant to paragraph (b)(2)(D) of this Rule shall submit the results of such tabulation to Nasdaq.

(B) review of the limited partnership rollup transaction by an independent committee of persons not affiliated with the general partner(s) or sponsor. Whenever utilized, the independent committee:

(i) shall be approved by a majority of the outstanding securities of each of the participating partnerships;

(ii) shall have access to the books and records of the partnerships;

(iii) shall prepare a report to the limited partners subject to the limited partnership rollup transaction that presents its findings and recommendations, including any minority views;

(iv) shall have the authority to negotiate the proposed transaction with the general partner or sponsor on behalf of the limited partners, but not the authority to approve the transaction on behalf of the limited partners;

(v) shall not deliberate for a period longer than 60 days, although extensions will be permitted if unanimously agreed upon by the members of the independent committee or if approved by Nasdaq;

(vi) may be compensated and reimbursed by the limited partnerships subject to the limited partnership rollup transaction and shall have the ability to retain independent counsel and financial advisors to represent all limited partners at the limited partnerships' expense provided the fees are reasonable; and

(vii) shall be entitled to indemnification to the maximum extent permitted by law from the limited partnerships subject to the limited partnership rollup transaction from claims, causes of action or lawsuits related to any action or decision made in furtherance of their responsibilities; provided, however, that general partners or sponsors may also agree to indemnify the independent committee; or

(C) any other comparable rights for dissenting limited partners proposed by general partners or sponsors, provided, however, that the general partner(s) or sponsor demonstrates to the satisfaction of Nasdaq or, if Nasdaq determines appropriate, to the satisfaction of an independent committee, that the rights proposed are comparable.

(b) Regardless of whether a limited partnership rollup transaction meets the requirements set forth in paragraph (a) above, a limited partnership rollup transaction will not be listed:

(1) if the general partner(s):

(A) converts an equity interest in any limited partnership(s) subject to a limited partnership rollup transaction for which consideration was not paid and which was not otherwise provided for in the limited partnership agreement and disclosed to limited partners, into a voting interest in the new entity (provided, however, an interest originally obtained in order to comply with the provisions of Internal Revenue Service Revenue Procedure 89-12 may be converted);

(B) fails to follow the valuation provisions, if any, in the limited partnership agreements of the subject limited partnerships when valuing their limited partnership interests; or

(C) utilizes a future value of their equity interest rather than the current value of their equity interest, as determined by an appraisal conducted in a manner consistent with paragraph (a)(1) of this Rule, when determining their interest in the new entity;

(2) as to voting rights, if:

(A) the voting rights in the entity resulting from a limited partnership rollup transaction do not generally follow the original voting rights of the limited partnerships participating in the limited partnership rollup transaction; provided, however, that changes to voting rights may be effected if Nasdaq determines that such changes are not unfair or if the changes are approved by an independent committee;

(B) a majority of the interests in an entity resulting from a limited partnership rollup transaction may not, without concurrence by the sponsor, general partner(s), board of directors, trustee, or similar governing entity, depending on the form of entity and to the extent not inconsistent with state law, vote to:

(i) amend the limited partnership agreement, articles of incorporation or by-laws, or indenture;

(ii) dissolve the entity;

(iii) remove the general partner, board of directors, trustee or similar governing entity, and elect a new general partner, board of directors, trustee or similar governing entity; or

(iv) approve or disapprove the sale of substantially all of the assets of the entity;

(C) the general partner(s) or sponsor(s) proposing a limited partnership rollup transaction do not provide each person whose equity interest is subject to the transaction with a document which instructs the person on the proper procedure for voting against or dissenting from the rollup; or

(D) the general partner(s) or sponsor(s) does not utilize an independent third party to receive and tabulate all votes and dissents in connection with the limited partnership rollup transaction, and require that the third party make the tabulation available to the general partner and any limited partner upon request at any time during and after voting occurs;

(3) as to transaction costs, if:

(A) transaction costs of a rejected limited partnership rollup transaction are not apportioned between general and limited partners of the subject limited partnerships according to the final vote on the proposed transaction as follows:

(i) the general partner(s) or sponsor(s) bear all transaction costs in proportion to the total number of abstentions and votes to reject the limited partnership rollup transaction; and

(ii) limited partners bear transaction costs in proportion to the number of votes to approve the limited partnership rollup transaction; or

(B) individual limited partnerships that do not approve a limited partnership rollup transaction are required to pay any of the transaction costs, and the general partner or sponsor is not required to pay the transaction costs on behalf of the non-approving limited partnerships, in a limited partnership rollup transaction in which one or more limited partnerships determines not to approve the transaction, but where the transaction is consummated with respect to one or more approving limited partnerships; or

(4) as to fees of general partners, if:

(A) general partners are not prevented from receiving both unearned management fees discounted to a present value (if such fees were not previously provided for in the limited partnership agreement and disclosed to limited partners) and new asset-based fees;

(B) property management fees and other general partner fees are inappropriate, unreasonable and more than, or not competitive with, what would be paid to third parties for performing similar services; or

(C) changes in fees which are substantial and adverse to limited partners are not approved by an independent committee according to the facts and circumstances of each transaction.

4440. Registration Standards

(a) In addition to meeting the quantitative criteria and the limited partnership rollup criteria, if applicable, for Nasdaq National market listing, the issue must also be:

(1) registered under Section 12(b) of the Act; or

(2) subject to an exemption issued by the Commission that permits the listing of the security notwithstanding its failure to be registered pursuant to Section 12(b).

4450. Quantitative Maintenance Criteria

After listing as a Nasdaq National Market security, a security must substantially meet the criteria set forth in paragraphs (a) or (b), and (c), (d), (e) (f), (g), (h) or (i) below to continue to remain listed on the Nasdaq National Market. A security maintaining its listing under paragraph (b) need not also be in compliance with the quantitative maintenance criteria in the Rule 4300 series.

(a) Maintenance Standard 1 - First Class of Common Stock, Shares or Certificates of Beneficial Interest of Trusts, Limited Partnership Interests in Foreign or Domestic Issues and American Depositary Receipts

(1) 750,000 shares publicly held;

(2) Market value of publicly held shares of $5 million;

(3) The issuer has stockholders' equity of at least $10 million;

(4) 400 shareholders of round lots; and

(5) Minimum bid price per share of $1.

(6) At least two registered and active market makers.

(b) Maintenance Standard 2 - First Class of Common Stock, Shares or Certificates of Beneficial Interest of Trusts, Limited Partnership Interests in Foreign or Domestic Issues and American Depositary Receipts

(1) The issuer has:

(A) a market value of listed securities of $50 million; or

(B) total assets and total revenue of $50 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years.

(2) 1,100,000 shares publicly held;

(3) Market value of publicly held shares of $15 million;

(4) Minimum bid price per share of $1;

(5) 400 shareholders of round lots; and

(6) At least four registered and active market makers.

(c) Other Securities Listed Pursuant to Rule 4420(f)

The aggregate market value or principal amount of publicly-held units must be at least $1 million.

(d) Rights and Warrants

Common stock of issuer must continue to be listed on the Nasdaq National Market.

(e) Compliance Periods

(1) A failure to meet the continued listing requirement for market value of publicly held shares shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 90 calendar days from such notification to achieve compliance.

Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days.

(2) A failure to meet the continued listing requirement for minimum bid price shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance. Compliance can be achieved during any compliance period

by meeting the applicable standard for a minimum of 10 consecutive business days during the applicable compliance period.

Nasdaq may, in its discretion, require an issuer to maintain a bid price of at least $1.00 per share for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the issuer has demonstrated an ability to maintain long-term compliance. In determining whether to monitor bid price beyond ten business days, Nasdaq shall consider the following four factors: (i) margin of compliance (the amount by which the price is above the $1.00 minimum standard); (ii) trading volume (a lack of trading volume may indicate a lack of bona fide market interest in the security at the posted bid price); (iii) the market maker montage (the number of market makers quoting at or above $1.00 and the size of their quotes); and, (iv) the trend of the stock price (is it up or down).

(3) A failure to meet the continued listing requirement for a number of market makers shall be determined to exist only if the deficiency continues for a period of 10 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 30 calendar days from such notification to achieve compliance. Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days during the 30 day compliance period.

(4) A failure to meet the continued listing requirements for market capitalization shall be determined to exist only if the deficiency continues for a period of 10 consecutive business days. Upon such failure, the issuer shall be notified promptly and shall have a period of 30 calendar days from such notification to achieve compliance with the applicable continued listing standard. Compliance can be achieved by meeting the applicable standard for a minimum of 10 consecutive business days during the 30 day compliance period.

(f) Bankruptcy and/or Liquidation

Should an issuer file under any of the sections of the Bankruptcy Act or announce that liquidation has been authorized by its board of directors and that it is committed to proceed, Nasdaq may suspend or terminate the issuer's securities unless it is determined that the public interest and the protection of investors would be served by continued listing.

(g) American Depositary Receipts

In the case of American Depositary Receipts, the underlying security will be considered when determining the ADR's qualification for continued listing on Nasdaq under paragraphs (a)(1), (a)(2), (a)(3), (a)(4), (b)(1), (b)(2), (b)(3), and (b)(5) of this rule.

(h) Quantitative Maintenance Criteria - Preferred Stock and Secondary Classes of Common Stock

For continued listing, if the common stock or common stock equity equivalent security of the issuer is listed on Nasdaq or another national securities exchange, the issue shall have:

(1) At least 100,000 publicly held shares;

(2) A market value of publicly held shares of at least $1,000,000;

(3) A minimum bid price per share of $1;

(4) A minimum of 100 round lot shareholders;

(5) At least two registered and active market makers.

Alternatively, in the event the issuer's common stock or common stock equivalent security is not listed on either Nasdaq or another national securities exchange, the preferred stock and/or secondary class of common stock may be listed on Nasdaq so long as the security satisfies the listing criteria for common stock.

(i) Transfers between The Nasdaq National and SmallCap Markets For Bid Price Deficient Issuers

(1) If a National Market issuer has not been deemed in compliance prior to the expiration of the compliance period for bid price provided in Rule 4450(e)(2), it may transfer to The Nasdaq SmallCap Market, provided that it meets all applicable requirements for initial listing on the SmallCap Market set forth in Rule 4310(c) or Rule 4320(e), as applicable, other than the minimum bid price requirement. A Nasdaq National Market issuer transferring to The Nasdaq SmallCap Market must pay the entry fee set forth in Rule 4520(a). The issuer may also request a hearing to remain on The Nasdaq National Market pursuant to the Rule 4800 Series.

(2) Following a transfer to The Nasdaq SmallCap Market pursuant to paragraph (1), a Nasdaq National Market issuer will be afforded the remainder any compliance period set forth in Rule 4310(c)(8)(D) or Rule 4320(e)(2)(E)(ii) as if the issuer had been listed on The Nasdaq SmallCap Market. The compliance periods afforded by this rule and any time spent in the hearing process will be deducted in determining the length of the remaining applicable compliance periods on The Nasdaq SmallCap Market.

4460. Reserved

4470. Reserved

4480. Termination Procedure

(a) Failure to maintain compliance with the provisions of Rules 4350, 4450, or 4360 will result in the termination of an issue's listing unless an exception is granted as provided in the Rule 4800 Series. Termination shall become effective in accordance with the procedures set forth in the Rule 4800 Series.

(b) An issuer may voluntarily terminate its listing upon written notice to Nasdaq and application to the Commission.

4500. ISSUER LISTING FEES

IM-4500-1 Waiver of Fees upon Application in Certain Merger Situations

Rules 4510(c)(2), 4510(d)(3), 4520(c)(3), 4530(b)(2), and 4540(b)(3) provide Nasdaq with the discretion to waive all or part of the annual listing fees prescribed in this Rule 4500 series. Pursuant to that authority, Nasdaq has determined to permit a Nasdaq issuer that completes a merger with another Nasdaq issuer during the first 90 days of a calendar year to apply for and receive a waiver for 75% of the annual fees assessed to the acquired Nasdaq issuer. Issuers must apply for the credit no later than June 30 of the year in which the merger occurred. Applications should be addressed to: Finance Department CCG Billing Operations, The Nasdaq Stock Market Inc., 9513 Key West Avenue, 4th Floor, Rockville Maryland, 20850.

IM-4500-2 Reserved

IM-4500-3 Waiver of Fees in Situations Involving the Dual Listing or Transfer of New York Stock Exchange ("NYSE") Listed Securities

Rules 4510(a)(5), 4510(b)(4), 4510(c)(2), 4510(d)(35), 4520(a)(34), 4520(b)(4), and 4520(c)(4) provide Nasdaq with the discretion to waive all or part of its listing fees prescribed in this Rule 4500 series. Nasdaq shall not charge entry fees, annual fees, or listing of additional shares fees under Rules 4510(a)-(d) and Rules 4520(a)-(c) for a one year period from the date of listing on Nasdaq for any NYSE listed security that dually lists on Nasdaq between January 12, 2004 and December 31, 2004. Nasdaq shall not charge entry fees under Rules 4510(a) and 4520(a) for any NYSE listed security that transfers its listing from the NYSE to Nasdaq between January 12, 2004 and December 31, 2004.

4510. The Nasdaq National Market

(a) Entry Fee

(1) An issuer that submits an application to list any class of its securities (not otherwise identified in this Rule 4500 series) on the Nasdaq National Market, shall pay to Nasdaq a fee calculated on total shares outstanding, according to the following schedule. This fee will be assessed on the date of listing on the Nasdaq National Market, except for $5,000 which represents a non-refundable, application fee, and which must be submitted with the issuer's application.

Up to 30 million shares	$100,000
30+ to 50 million shares	$125,000
Over 50 million shares	$150,000

(2) Total shares outstanding means the aggregate of all classes of equity securities to be listed on the Nasdaq National Market as shown in the issuer's most recent periodic report or in more recent information held by Nasdaq or, in the case of new issues, as shown in the offering circular, required to be filed with the issuer's appropriate regulatory authority. In the case of foreign issuers, total shares outstanding shall include only those shares issued and outstanding in the United States.

(3) A closed-end management investment company registered under the Investment Company Act of 1940, as amended (a "Closed-End Fund"), that submits an application for listing on the Nasdaq National Market shall pay to Nasdaq an entry fee of $5,000 (of which $1,000 represents a non-refundable, application fee).

(4) An issuer that submits an application to list any class of rights on the Nasdaq National Market, shall pay, at the time of its application, a non-refundable application fee of $1,000 to Nasdaq.

(5) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the entry fee prescribed herein.

(6) If the application is withdrawn or is not approved, the entry fee (less the non- refundable application fee) shall be refunded.

(7) The fees described in this Rule 4510(a) shall not be applicable with respect to any securities that (i) are listed on another national securities exchange but not listed on Nasdaq, or (ii) are listed on the New York Stock Exchange and Nasdaq, if the issuer of such securities transfers their listing exclusively to the Nasdaq National Market.

(8) The fees described in this Rule 4510(a) shall not be applicable to an issuer (i) whose securities are listed on the New York Stock Exchange and designated as national market securities pursuant to the plan governing New York Stock Exchange securities at the time such securities are approved for listing on Nasdaq, and (ii) that maintains such listing and designation after it lists such securities on Nasdaq.

(b) Additional Shares

(1) The issuer of each class of security that is a domestic issue which is listed on the Nasdaq National Market shall pay to Nasdaq the fee set forth in subparagraph (2) below in connection with the issuance of additional shares of each class of listed security.

(2) The fee in connection with additional shares shall be $2,500 or $.01 per additional share, whichever is higher, up to an annual maximum of $45,000 per issuer. There shall be no fee, however, for issuances of up to 49,999 additional shares per quarter.

(3) The fee will be calculated and assessed quarterly based on the issuer's total shares outstanding as reported on its periodic reports filed with the SEC.

(4) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the additional shares fee prescribed herein.

(5) The fees described in this Rule 4510(b) shall not be applicable to an issuer (i) whose securities are listed on the New York Stock Exchange and designated as national market securities pursuant to the plan governing New York Stock Exchange securities at the time such securities are approved for listing on Nasdaq, and (ii) that maintains such listing and designation after it lists such securities on Nasdaq.

(c) Annual Fee - Domestic and Foreign Issues

(1) The issuer of each class of securities (not otherwise identified in this Rule 4500 Series) that is a domestic or foreign issue listed on the Nasdaq National Market shall pay to Nasdaq an annual fee calculated on total shares outstanding according to the following schedule:

Up to 10 million shares	$24,500
10+ to 25 million shares	$30,500
25+ to 50 million shares	$34,500
50+ to 75 million shares	$44,500
75+ to 100 million shares	$61,750
Over 100 million shares	$75,000

(2) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the annual fee prescribed herein.

(3) If a class of securities is removed from the Nasdaq National Market that portion of the annual fees for such class of securities attributable to the months following the date of removal shall not be refunded, expect such portion shall be applied to the Nasdaq SmallCap Market fees for that calendar year.

(4) Total shares outstanding means the aggregate of all classes of equity securities listed on the Nasdaq National Market as shown in the issuer's most recent periodic report required to be filed with the issuer's appropriate regulatory authority or in more recent information held by Nasdaq. In the case of foreign issuers, total shares outstanding shall include only those shares issued and outstanding in the United States.

(5) In lieu of the fees described in Rule 4510(c)(1), the annual fee shall be $15,000 for each issuer (i) whose securities are listed on the New York Stock Exchange and designated as national market securities pursuant to the plan governing New York Stock Exchange securities at the time such securities are approved for listing on Nasdaq, and (ii) that maintains such listing and designation after it lists such securities on Nasdaq. Such annual fee shall be assessed on the first anniversary of the issuer's listing on Nasdaq.

(d) Annual Fee - American Depositary Receipts (ADRs) and Closed-End Funds

(1) The issuer of each class of securities that is an ADR listed on The Nasdaq National Market shall pay to Nasdaq an annual fee calculated on ADRs outstanding according to the following schedule not to exceed $30,000 per issuer:

Up to 10 million ADRs $21,225
10+ to 25 million ADRs $26,500
25+ to 50 million ADRs $29,820
Over 50 million ADRs $30,000

(2) ADRs outstanding means the aggregate of all classes of ADRs listed on the Nasdaq National Market as shown in the issuer's most recent periodic report required to be filed with the issuer's appropriate regulatory authority or in more recent information held by Nasdaq.

(3) A Closed-End Fund listed on the Nasdaq National Market shall pay to Nasdaq an annual fee calculated based on total shares outstanding according to the following schedule:

Up to 5 million shares	$15,000
5+ to 10 million shares	$17,500
10+ to 25 million shares	$20,000
25+ to 50 million shares	$22,500
50+ to 100 million shares	$30,000
100+ to 250 million shares	$50,000
Over 250 million shares	$75,000

(4) For the purpose of determining the total shares outstanding, fund sponsors may aggregate shares outstanding of all Closed-End Funds in the same fund family listed on the Nasdaq National Market and the Nasdaq SmallCap Market, as shown in the issuer's most recent periodic reports required to be filed with the appropriate regulatory authority or in more recent information held by Nasdaq. The maximum annual fee applicable to a fund family shall not exceed $75,000. For purposes of this rule, a "fund family" is defined as two or more Closed-End Funds that have a common investment adviser or have investment advisers who are "affiliated persons" as defined in Section 2(a)(3) of the Investment Company Act of 1940, as amended.

(5) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the annual fee prescribed herein.

(6) If a class of securities is removed from the Nasdaq National Market, that portion of the annual fees for such class of securities attributable to the months following the date of removal shall not be refunded, except such portion shall be applied to the Nasdaq SmallCap Market fees for that calendar year.

(e) Record-Keeping Fee

An issuer that makes a change such as a change to its name, the par value or title of its security, or its symbol shall pay a fee of $2,500 to Nasdaq.

4520. The Nasdaq SmallCap Market

(a) Entry Fee

(1) An issuer that submits an application to list any class of its securities (not otherwise identified in this Rule 4500 series) on the Nasdaq SmallCap Market, shall pay to Nasdaq a fee calculated on total shares outstanding, according to the following schedule. This fee will be assessed on the date of entry on the Nasdaq SmallCap Market, except for a non-refundable, application fee of $5,000, which must be submitted with the issuer's application.

Up to 5 million shares	$25,000
5+ to 10 million shares	$35,000
10+ to 15 million shares	$45,000
Over 15 million shares	$50,000

(2) An issuer that submits an application to list any class of convertible debentures on the Nasdaq SmallCap Market, shall pay to Nasdaq a non-refundable application fee of $5,000 and a fee of $1,000 or $50 per million dollars face amount of debentures outstanding, whichever is higher.

(3) A closed-end management investment company registered under the Investment Company Act of 1940, as amended (a "Closed-End Fund"), that submits an application for listing on the Nasdaq SmallCap Market shall pay to Nasdaq an entry fee of $5,000 (of which $1,000 represents a non-refundable, application fee).

(4) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the entry fee prescribed herein.

(5) Total shares outstanding means the aggregate of all classes of equity securities to be listed on the Nasdaq SmallCap Market as shown in the issuer's most recent periodic report or in more recent information held by Nasdaq or, in the case of new issues, as shown in the offering circular, required to be filed with the issuer's appropriate regulatory authority.

(6) An issuer that submits an application to list any class of rights on the Nasdaq SmallCap Market, shall pay, at the time of its application, a non-refundable application fee to Nasdaq of $1,000.

(7) The fees described in this Rule 4520(a) shall not be applicable with respect to any securities that (i) are listed on another national securities exchange but not listed on Nasdaq, or (ii) are listed on the New York Stock Exchange and Nasdaq, if the issuer of such securities transfers their listing exclusively to the Nasdaq SmallCap Market.

(8) The fees described in this Rule 4520(a) shall not be applicable to an issuer (i) whose securities are listed on the New York Stock Exchange and designated as national market securities pursuant to the plan governing New York Stock Exchange securities at the time such securities are approved for listing on Nasdaq, and (ii) that maintains such listing and designation after it lists such securities on Nasdaq.

(b) Additional Shares

(1) The issuer of each class of security that is a domestic issue which is listed on The Nasdaq SmallCap Market shall pay to Nasdaq the fee set forth in subparagraph (2) below in connection with the issuance of additional shares of each class of listed security.

(2) The fee in connection with additional shares shall be $2,500 or $.01 per additional share, whichever is higher, up to an annual maximum of $45,000 per issuer. There shall be no fee, however, for issuances of up to 49,999 additional shares per quarter.

(3) The fee will be calculated and assessed quarterly based on the issuer's total shares outstanding as reported on its periodic reports filed with the SEC.

(4) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the additional shares fee prescribed herein.

(5) The fees described in this Rule 4520(b) shall not be applicable to an issuer (i) whose securities are listed on the New York Stock Exchange and designated as national market securities pursuant to the plan governing New York Stock Exchange securities at the time such securities are approved for listing on Nasdaq, and (ii) that maintains such listing and designation after it lists such securities on Nasdaq.

(c) Annual Fee

(1) The issuer of each class of securities that is a domestic or foreign issue, including American Depositary Receipts (ADRs), listed on the Nasdaq SmallCap Market shall pay to Nasdaq an annual fee calculated on total shares outstanding according to the following schedule:

Up to 10 million shares	$17,500
Over 10 million shares	$21,000

(2) Notwithstanding paragraph (1), the issuer of each class of convertible debentures listed on the Nasdaq SmallCap Market shall pay to Nasdaq an annual fee of $500 or $25 per million dollars face amount of debentures outstanding, whichever is higher.

(3) Notwithstanding paragraph (1), a Closed-End Fund listed on the Nasdaq SmallCap Market shall pay to Nasdaq an annual fee calculated based on total shares outstanding according to the following schedule:

Up to 5 million shares	$15,000
5+ to 10 million shares	$17,500
10+ to 25 million shares	$20,000
25+ to 50 million shares	$22,500
50+ to 100 million shares	$30,000
100+ to 250 million shares	$50,000
Over 250 million shares	$75,000

(4) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the annual fee prescribed herein.

(5) If a class of securities is removed from the Nasdaq SmallCap Market, that portion of the annual fees for such class of securities attributable to the months following the date of removal shall not be refunded, except such portion shall be applied to Nasdaq National Market fees for that calendar year.

(6) Total shares outstanding means the aggregate of all classes of equity

securities listed on the Nasdaq SmallCap Market as shown in the issuer's most recent periodic report required to be filed with the issuer's appropriate regulatory authority or in more recent information held by Nasdaq. In the case of foreign issuers, total shares outstanding shall include only those shares issued and outstanding in the United States.

(7) Notwithstanding paragraph (6), for the purpose of determining the total shares outstanding, fund sponsors may aggregate shares outstanding of all Closed-End Funds in the same fund family listed on the Nasdaq National Market and the Nasdaq SmallCap Market, as shown in the issuer's most recent periodic reports required to be filed with the appropriate regulatory authority or in more recent information held by Nasdaq. The maximum annual fee applicable to a fund family shall not exceed $75,000. For purposes of this rule, a "fund family" is defined as two or more Closed-End Funds that have a common investment adviser or have investment advisers who are "affiliated persons" as defined in Section 2(a)(3) of the Investment Company Act of 1940, as amended.

(8) In lieu of the fees described in Rule 4510(c)(1), the annual fee shall be $15,000 for each issuer (i) whose securities are listed on the New York Stock Exchange and designated as national market securities pursuant to the plan governing New York Stock Exchange securities at the time such securities are approved for listing on Nasdaq, and (ii) that maintains such listing and designation after it lists such securities on Nasdaq. Such annual fee shall be assessed on the first anniversary of the issuer's listing on Nasdaq.

(d) Record-Keeping Fee

An issuer that makes a change such as a change to its name, the par value or title of its security, or its symbol shall pay a fee of $2,500 to Nasdaq.

IM-4520-1. Foreign Exempt Securities

Rules 4520(b)(4) and 4520(c)(4) provide Nasdaq with the discretion to waive all or part of the additional share and annual listing fees otherwise due. Pursuant to that authority, Nasdaq has determined to waive any additional share or annual fee that otherwise would be due from any foreign issuer whose securities or underlying ADRs were exempt from registration under Section 12(g) of the Act pursuant to SEC Rule 12g3-2(b) prior to Nasdaq's registration as a national securities exchange and whose securities are also subject to an exemption issued by the Commission that permits the listing the security notwithstanding its failure to be registered pursuant to Section 12(b).

4530. Other Securities

(a) Application Fee and Entry Fee

(1) When an issuer submits an application to list any Other Security or SEEDS on the Nasdaq National Market qualified for listing under Rule 4420(f) or 4420(g), it shall pay a non-refundable Application Fee of $1,000.

(2) When an issuer submits an application to list any Other Security or SEEDS on the Nasdaq National Market qualified for listing under Rule 4420(f) or 4420(g), it shall pay an Entry Fee calculated based on total shares outstanding according to the following schedule:

Up to 1 million shares	$5,000
1+ to 2 million shares	$10,000
2+ to 3 million shares	$15,000
3+ to 4 million shares	$17,500
4+ to 5 million shares	$20,000
5+ to 6 million shares	$22,500
6+ to 7 million shares	$25,000
7+ to 8 million shares	$27,500
8+ to 9 million shares	$30,000
9+ to 10 million shares	$32,500
10+ to 15 million shares	$37,500
Over 15 million shares	$45,000

The applicable Entry Fee shall be reduced by any Entry Fees paid previously in connection with the initial listing during the current calendar year of any of the issuer's Other Securities and SEEDS on the Nasdaq National Market.

(3) For the sole purpose of determining the Entry Fee, total shares outstanding means the aggregate of all classes of Other Securities and SEEDS of the issuer to be listed on the Nasdaq National Market in the current calendar year as shown in the issuer's most recent periodic report or in more recent information held by Nasdaq or, in the case of new issues, as shown in the offering circular, required to be filed with the issuer's appropriate regulatory authority.

(4) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the Application Fee or Entry Fee prescribed herein.

(5) If the application is withdrawn or is not approved, the Entry Fee shall be refunded.

(b) Annual Fee

(1) The issuer of Other Securities or SEEDS qualified under Rule 4420(f) or 4420(g) for listing on the Nasdaq National Market shall pay to Nasdaq an Annual Fee calculated based on total shares outstanding according to the

following schedule:

Up to 5 million shares	$15,000
5+ to 10 million shares.................	$17,500
10+ to 25 million shares	$20,000
25+ to 50 million shares	$22,500
Over 50 million shares	$30,000

(2) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the Annual Fee prescribed herein.

(3) For the sole purpose of determining the Annual Fee, total shares outstanding means the aggregate of all classes of Other Securities and SEEDS of the issuer listed on the Nasdaq National Market, as shown in the issuer's most recent periodic report required to be filed with the issuer's appropriate regulatory authority or in more recent information held by Nasdaq.

4540. Portfolio Depository Receipts and Index Fund Shares

(a) Entry Fee

(1) When an issuer submits an application for listing a series of Portfolio Depository Receipts or Index Fund Shares on the Nasdaq National Market, it shall pay to Nasdaq a listing fee of $5,000 (which shall include a $1,000 non-refundable processing fee).

(2) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the entry fee prescribed herein.

(3) If the application is withdrawn or is not approved, the entry fee (less the non-refundable processing fee) shall be refunded.

(b) Annual Fee

(1) The issuer of a series of Portfolio Depository Receipts or Index Fund Shares listed on The Nasdaq National Market shall pay to Nasdaq an annual fee calculated on total shares outstanding according to the following schedule:

Up to 1 million shares	$6,500
1+ to 2 million shares	$7,000
2+ to 3 million shares	$7,500
3+ to 4 million shares	$8,000
4+ to 5 million shares	$8,500
5+ to 6 million shares	$9,000
6+ to 7 million shares	$9,500
7+ to 8 million shares	$10,000

8+ to 9 million shares $10,500
9+ to 10 million shares $11,000
10+ to 11 million shares $11,500
11+ to 12 million shares $12,000
12+ to 13 million shares $12,500
13+ to 14 million shares $13,000
14+ to 15 million shares $13,500
15+ to 16 million shares $14,000
Over 16 million shares $14,500

(2) Total shares outstanding means the aggregate number of shares in all series of Portfolio Depository Receipts or Index Fund Shares to be listed on The Nasdaq National Market as shown in the issuer's most recent periodic report required to be filed with the issuer's appropriate regulatory authority or in more recent information held by Nasdaq.

(3) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the annual fee prescribed herein.

4550. Written Interpretations of Nasdaq Listing Rules

(a) An issuer listed on the Nasdaq SmallCap Market or the Nasdaq National Market may request from Nasdaq a written interpretation of the Rules contained in the 4000 through 4500 Series. In connection with such a request, the issuer must submit to Nasdaq a non-refundable fee of $2,000. A response to such a request generally will be provided within four weeks from the date Nasdaq receives all information necessary to respond to the request.

(b) Notwithstanding paragraph (a), an issuer may request a written interpretation of the Rules contained in the 4000 through 4500 Series by a specific date that is less than four weeks, but at least one week, after the date Nasdaq receives all information necessary to respond to the request. In connection with such a request for an expedited response, the issuer must submit to Nasdaq a non-refundable fee of $10,000.

(c) An applicant to Nasdaq that has submitted the applicable entry fee under Rule 4510 or Rule 4520 will not also be required to submit a fee in connection with a request for a written interpretation involving the applicant's initial listing on Nasdaq. In addition, an issuer is not required to submit a fee in connection with a request for an exception from the Nasdaq shareholder approval rules pursuant to Rule 4350(i)(2).

(d) The Nasdaq Board of Directors or its designee may, in its discretion, defer or waive all or any part of the written interpretation fee prescribed herein.

(e) Nasdaq shall publish on its website a summary of each interpretation within 90 days from the date such interpretation is issued.

4600. REQUIREMENTS FOR NASDAQ MARKET MAKERS AND OTHER NASDAQ MARKET CENTER PARTICIPANTS

4601. Scope

Unless otherwise specified, the rules set forth in this 4600 Series apply only to the quoting and trading of Nasdaq securities via the Nasdaq Market Center. Participation in the Nasdaq Market Center as an ITS/CAES Market Maker shall be conditioned upon the initial and continuing compliance with the requirements set forth in the Rule 5200 Series. Participation in the Nasdaq Market Center as a UTP Exchange shall be conditioned upon the UTP Exchange's initial and continuing compliance with the requirements set forth in Nasdaq Rule 4710(e). Terms used in the Rule 4600 Series shall have the meaning as defined in Rule 4701.

4610. Registration and Other Requirements

4611. Nasdaq Market Center Participant Registration

(a) Participation in the Nasdaq Market Center as a Nasdaq Market Maker, Nasdaq ECN or Order Entry Firm requires current registration as such with Nasdaq. Such registration shall be conditioned upon the participant's initial and continuing compliance with the following requirements:

(1) execution of applicable agreements with Nasdaq;

(2) membership in, or access arrangement with a participant of, a clearing agency registered with the Commission which maintains facilities through which Nasdaq Market Center compared trades may be settled;

(3) compliance with all applicable rules and operating procedures of Nasdaq and the Commission;

(4) maintenance of the physical security of the equipment located on the premises of the Nasdaq Market Maker, Nasdaq ECN or Order Entry Firm to prevent the improper use or access to Nasdaq systems, including unauthorized entry of information into the Nasdaq Market Center; and

(5) acceptance and settlement of each Nasdaq Market Center trade that the Nasdaq Market Center identifies as having been effected by such participant, or if settlement is to be made through another clearing member, guarantee of the acceptance and settlement of such identified Nasdaq Market Center trade by the clearing member on the regularly scheduled settlement date.

A member's registration shall become effective upon receipt by the member of notice of an approval of registration by Nasdaq.

(b) Each Nasdaq Market Maker, Nasdaq ECN or Order Entry Firm shall be under a continuing obligation to inform Nasdaq of noncompliance with any of the registration requirements set forth above.

(c) Nasdaq may impose upon any Nasdaq Market Maker, Nasdaq ECN or Order Entry Firm such temporary restrictions upon the automated entry or updating of orders or Quotes/Orders as Nasdaq may determine to be necessary to protect the integrity of Nasdaq's systems. For example, such temporary restrictions may be necessary to address a system problem at a particular Nasdaq Market Maker, Nasdaq ECN or Order Entry Firm or at Nasdaq, or an unexpected period of extremely high message traffic. The scope of any such restrictions shall be communicated to the affected Nasdaq Market Maker, Nasdaq ECN or Order Entry Firm in writing.

4612. Registration as a Nasdaq Market Maker

(a) Quotations and quotation sizes may be entered into the Nasdaq Market Center only by a member registered as a Nasdaq Market Maker or other entity approved by Nasdaq to function in a market-making capacity.

(b) A Nasdaq Market Maker may become registered in an issue by entering a registration request via a Nasdaq approved electronic interface with Nasdaq's systems or by contacting Nasdaq Market Operations. Registration shall become effective on the day the registration request is entered.

(c) A Nasdaq Market Maker's registration in an issue shall be terminated by Nasdaq if the market maker fails to enter quotations in the issue within five (5) business days after the market maker's registration in the issue becomes effective.

(d) In cases where a Nasdaq Market Maker has more than one trading location, a fifth character geographic indicator shall be appended to the Nasdaq Market Maker's identifier for that security to identify the branch location where the security is traded. The fifth-character branch indicators are established by Nasdaq and published from time to time in the Nasdaq symbol directory.

4613. Character of Quotations

(a) Quotation Requirements and Obligations

(1) Two-Sided Quote Obligation. For each security in which a member is registered as a Nasdaq Market Maker, the member shall be willing to buy and sell such security for its own account on a continuous basis and shall enter and maintain a two-sided quotation ("Principal Quote"), which is attributed to the market maker by a special maker participant identifier ("MPID") and is displayed in the Nasdaq Market Center at all times, subject to the procedures for excused withdrawal set forth in Rule 4619.

(A) A registered market maker in a Nasdaq-listed security must display a quotation size for at least one normal unit of trading (or a larger multiple thereof) when it is not displaying a limit order in compliance with SEC Rule 11Ac1-4, provided, however, that a registered Nasdaq Market Maker may augment its displayed quotation size to display limit orders priced at the market maker's quotation. Unless otherwise designated, a "normal unit of trading" shall be 100 shares.

(B) Minimum Price Variation for Decimal-based Quotations- The minimum quotation increment for Nasdaq securities authorized for decimal pricing shall be $0.01. Quotations failing to meet this standard shall be rejected.

(2) The first MPID issued to a member pursuant to subparagraph (1) of this rule, or Rule 4623, shall be referred to as the member's "Primary MPID." For a six-month pilot period ending November 30, 2005, market makers and ECNs may request the use of additional MPIDs that shall be referred to as "Supplemental MPIDs." Nasdaq Market Makers and Nasdaq ECNs may be issued up to nine Supplemental MPIDs. A market maker may request the use of a Supplemental MPID for displaying Attributable Quotes/Orders in the Nasdaq Market Center for any security in which it is registered and meets the obligations set forth in subparagraph (1) of this rule. A Nasdaq ECN may request the use of Supplemental MPIDs for displaying Attributable Quotes/Orders in the Nasdaq Market Center for any security in which it meets the obligations set forth in Rule 4623. A market maker or ECN that ceases to meet the obligations appurtenant to its Primary MPID in any security shall not be permitted to use the a Supplemental MPID for any purpose in that security.

(3) Nasdaq Market Makers and Nasdaq ECNs that are permitted the use of Supplemental MPIDs for displaying Attributable Quotes/Orders pursuant to subparagraph (2) of this rule are subject to the same rules applicable to the members' first quotation, with two exceptions: (a) the continuous two-sided quote requirement and excused withdrawal procedures described in subparagraph (1) above, as well as the procedures described in Rule 4710(b)(2)(B) and (b)(5), do not apply to market makers' Supplemental MPIDs; and (b) the Supplemental MPID may not be used by market makers to engage in passive market making or to enter stabilizing bids pursuant to Nasdaq Rules 4614 and 4619.

(b) Firm Quotations

(1) A Nasdaq Market Maker that receives an offer to buy or sell from another member shall execute a transaction for at least a normal unit of trading at its displayed quotations as disseminated in the Nasdaq Market Center at the time of receipt of any such offer. If a Nasdaq Market Maker displays a quotation for a size greater than a normal unit of trading, it shall, upon receipt of an offer to buy or sell from another member, execute a transaction at least at the size displayed.

(2) If a Nasdaq Market Maker, upon receipt of an offer to buy or sell from another member in any amount that is at least one normal unit of trading greater than its published quotation size as disseminated in the Nasdaq Market Center at the time of receipt of any such offer, executes a transaction in an amount of shares less than the size of the offer, then such market maker shall, immediately after such execution, display a revised quotation at a price that is inferior to its previous published quotation. The failure of a Nasdaq Market Maker to execute the offer in an amount greater than its published quotation size shall not constitute a violation of subparagraph (c) of this rule.

(c) Quotations Reasonably Related to the Market

A Nasdaq Market Maker shall enter and maintain quotations that are reasonably related to the prevailing market. Should it appear that a market maker's quotations are no longer reasonably related to the prevailing market, Nasdaq may require the market maker to re-enter its quotations. If a Nasdaq Market Maker whose quotations are no longer reasonably related to the prevailing market fails to re-enter its quotations, Nasdaq may suspend the market maker's quotations in one or all securities.

In the event that a Nasdaq Market Maker's ability to enter or update quotations is impaired, the market maker shall immediately contact Nasdaq Market Operations to request the withdrawal of its quotations.

In the event that a Nasdaq Market Maker's ability to enter or update quotations is impaired and the market maker elects to remain in Nasdaq, the Nasdaq Market Maker shall execute an offer to buy or sell received from another member at its quotations as disseminated through the Nasdaq Market Center.

(d) Reserved

(e) Locked and Crossed Markets

(1) A Nasdaq Market Maker shall not, except under extraordinary circumstances, enter or maintain quotations in Nasdaq during normal business hours if:

(A) the bid quotation entered is equal to ("lock") or greater than ("cross") the asked quotation of another Nasdaq Market Maker entering quotations in the same security; or

(B) the asked quotation is equal to ("lock") or less than ("cross") the bid quotation of another Nasdaq Market Maker entering quotations in the same security.

(2) A Nasdaq Market Maker shall, prior to entering a quotation that locks or crosses another quotation, make reasonable efforts to avoid such locked or

crossed market by executing transactions with all Nasdaq Market Makers whose quotations would be locked or crossed. Pursuant to the provisions of paragraph (b) of this Rule, a Nasdaq Market Maker whose quotations are causing a locked or crossed market is required to execute transactions at its quotations as displayed through Nasdaq at the time of receipt of any order.

(3) For purposes of this rule, the term "market maker" shall include:

(A) any Nasdaq member that enters into an ECN, as that term is defined in SEC Rule 11Ac1-1(a)(8), a priced order that is displayed in the Nasdaq Market Center;

(B) any Nasdaq member that operates the ECN when the priced order being displayed has been entered by a person or entity that is not a Nasdaq member;

(C) any Nasdaq member that enters into an ATS, as that term is defined in SEC Regulation ATS, an order that is displayed in the Nasdaq Market Center; and

(D) any Nasdaq member that operates the ATS when the order being displayed has been entered by a person or entity that is not a Nasdaq member.

IM-4613. Procedures For Allocation of Second Displayable MPIDs

Nasdaq has a technological limitation on the number of displayed, attributable quotations in an individual security, although it has not reached that maximum to date in any security. Therefore, Nasdaq must consider the issuance and display of Supplemental MPIDs to be a privilege and not a right. Nasdaq has developed the following method for allocating the privilege of receiving and displaying Supplemental MPIDs with attributable display privileges ("display privileges") in an orderly, predictable, and fair manner on a stock-by-stock basis.

As described in Rule 4613, Nasdaq will automatically designate a Nasdaq Market Maker's first MPID as a "Primary MPID" and any additional MPIDs as "Supplemental MPIDs." Market makers are required to use their Primary MPID in accordance with the requirements of Nasdaq Rule 4613(a)(1) above, as well as all existing requirements for the use of MPIDs in Nasdaq systems. Nasdaq Market Makers' use of Supplemental MPIDs is subject to the requirements set forth in Nasdaq Rule 4613(a)(2) and (a)(3) above, including the prohibition on passive market making. However, the two-sided quote requirement, and the excused withdrawal procedures under Nasdaq Rule 4619, and 4710(b)(2)(B) and (b)(5) will not apply to the Supplemental MPIDs. Nasdaq will automatically designate each Nasdaq ECN's MPIDs as Primary and Supplemental. Each Nasdaq ECN MPID will be subject to the requirements of Nasdaq Rule 4623 and the existing Nasdaq ECN requirements of the Nasdaq Rule 4700 Series. Members may also use a Supplemental MPIDs to enter non-attributable orders into SIZE.

Nasdaq has developed procedures to maintain a high level of surveillance and member compliance with its rules with respect to members' use of both Primary and Supplemental MPIDs to display quotations in Nasdaq systems. If it is determined that Supplemental MPIDs are being used improperly, Nasdaq will withdraw its grant of the Supplemental MPID(s) for all purposes for all securities. In addition, if a market maker or ECN no longer fulfills the conditions appurtenant to its Primary MPID (e.g., by being placed into an unexcused withdrawal), it may not use a Supplemental MPID for any purpose in that security.

The first priority of Nasdaq's method for allocating the privilege of displaying Supplemental MPIDs is that each Nasdaq Market Maker or Nasdaq ECN should be permitted to register to display a single quotation in a security under its a Primary MPID before any is permitted to register to display a second quotation under Supplemental MPIDs. If all requests for Primary MPIDs have been satisfied, Nasdaq will then register Supplemental MPIDs to display Attributed Quotes/Orders in that security on a first-come-first-served basis, consistent with the procedures listed below. If Nasdaq comes within ten MPIDs with display privileges of its maximum in a particular security, Nasdaq will temporarily cease registering Supplemental MPIDs with display privileges in that security and reserve those ten remaining display privileges for members that may register their Primary MPID in that stock in the future. If Nasdaq allocates those reserved display privileges to members requesting Primary MPIDs and then receives additional requests for Primary MPIDs, it will use the procedure described below to re-allocate display privileges to members requesting Primary MPIDs.

For any stock in which Nasdaq has reached the maximum number of members registered to display quotations, once each month, Nasdaq will rank each of the market participants that has more than one Supplemental MPID with display privileges in the stock according to their monthly volume of trading, based on the volume of that participant's least used Supplemental MPID with display privileges. Nasdaq will withdraw the display privilege associated with the lowest volume Supplemental MPID of the participant in that ranking and assign that privilege to the first member that requested a Primary MPID or Supplemental MPID, with Primary MPIDs always taking precedence. Nasdaq will repeat this process as many times as needed to accommodate all pending requests for Primary and Supplemental MPIDs. If after following this process (or at the outset of the allocation process) no member has more than one Supplemental MPID with display privileges, members will be ranked based upon the volume associated with their Supplemental MPID, and Nasdaq will withdraw the display privilege from the member with the lowest volume Supplemental MPID.

Members that lose the display privilege associated with a Supplemental MPID will still be permitted to use the Supplemental MPID to enter non-attributable orders into SIZE for that security or any other, and to display additional quotes in any stocks in which they are properly registered to do so, subject to the conditions described in the rule and this interpretive material.

The objective of the procedure is to re-allocate the display privileges from the least used Supplemental MPIDs to those members requesting Primary or Supplemental MPIDs. For example, assume with respect to security WXYZ member A has nine Supplemental MPIDs with display privileges (which is the maximum - 1 Primary MPID + 9 Supplemental MPIDs = 10 MPIDs with display privileges), member B has three Supplemental MPIDs with display privileges, and member C has three Supplemental MPIDs with display privileges and is requesting a fourth. After conducting the monthly ranking, one of B's Supplemental MPIDs is the least used in WXYZ, C has the next lowest volume Supplemental MPID with display privileges in the security, and A has the next lowest in the security after C (i.e., the order for forfeiting their display privilege is: B, C, then A). Based on this ranking, Nasdaq would re-allocate one of B's display privileges to C. As a result, A keeps its privileges for all nine of its Supplemental MPIDs in WXYZ, C adds a Supplemental MPID with display privileges in the security, and B loses a display privilege in WXYZ - B does not lose use of the Supplemental MPID for submitting non-attributable orders in WXYZ to SIZE, and it does not lose display privileges in any other security in which it is authorized to use the Supplemental MPID.

4614. Stabilizing Bids

(a) Nasdaq Market Maker and ITS/CAES Market Maker Obligation/Identifier

A Nasdaq Market Maker or ITS/CAES Market Maker that intends to stabilize the price of a security that is a subject or reference security under SEC Rule 101 shall submit a request to Nasdaq MarketWatch for the entry of a one-sided bid that is identified on Nasdaq as a stabilizing bid in compliance with the standards set forth in this Rule and SEC Rules 101 and 104.

(b) Eligibility

Only one Nasdaq Market Maker or ITS/CAES Market Maker in a security may enter a stabilizing bid.

(c) Limitations on Stabilizing Bids

(1) A stabilizing bid shall not be entered in Nasdaq unless at least one other Nasdaq Market Maker or ITS/CAES Market Maker in addition to the market maker entering the stabilizing bid is registered as a Nasdaq Market Maker or ITS/CAES Market Maker in the security and entering quotations that are considered an independent bid under SEC Rule 104.

(2) A stabilizing bid must be available for all freely tradable outstanding

securities of the same class being offered.

(d) Submission of Request to Nasdaq

(1) A Nasdaq Market Maker or ITS/CAES Market Maker that wishes to enter a stabilizing bid shall submit a request to Nasdaq MarketWatch for entry on Nasdaq of a one-sided bid identified as a stabilizing bid. The Nasdaq Market Maker or ITS/CAES Market Maker shall confirm its request in writing no later than the close of business the day the stabilizing bid is entered by submitting an Underwriting Activity Report to Nasdaq MarketWatch that includes the information required by subparagraph (d)(2).

(2) In lieu of submitting the Underwriting Activity Report as set forth in subparagraph (d)(1), the market maker may provide written confirmation to Nasdaq MarketWatch that shall include:

(A) the identity of the security and its symbol;

(B) the contemplated effective date of the offering and the date when the offering will be priced;

(C) the date and time that an identifier should be included on Nasdaq; and

(D) a copy of the cover page of the preliminary or final prospectus or similar offering document, unless Nasdaq determines otherwise.

4615. Reserved

4616. Reports

A Nasdaq Market Maker, Nasdaq ECN, Order Entry Firm or ITS/CAES Market Maker shall make such reports to Nasdaq as may be prescribed from time to time by Nasdaq.

4617. Normal Business Hours

A Nasdaq Market Maker shall be open for business as of 9:30 a.m. Eastern Time and shall close no earlier than 4:00 p.m. Eastern Time. Should a Nasdaq Market Maker wish to voluntarily remain open for business later than 4:00 p.m. Eastern Time, it shall so notify Nasdaq Market Operations and shall close only on the hour or the half hour, but no later than 6:30 p.m. Eastern Time. Nasdaq Market Makers whose quotes are open after 4:00 p.m. Eastern Time shall be obligated to comply, while their quotes are open, with all Nasdaq Rules that are not by their express terms, or by an official interpretation of Nasdaq, inapplicable to any part of the 4:00 p.m. to 6:30 p.m. Eastern Time period.

4618. Clearance and Settlement

(a) All transactions through the facilities of the Nasdaq Market Center shall be cleared and settled through a registered clearing agency using a continuous net settlement system. This requirement may be satisfied by direct participation, use of direct clearing services, or by entry into a correspondent clearing arrangement with another member that clears trades through such an agency.

(b) Notwithstanding paragraph (a), transactions in Nasdaq securities may be settled "ex-clearing" provided that both parties to the transaction agree.

4619. Withdrawal of Quotations and Passive Market Making

(a) Except as provided in paragraph (b) of this Rule, a market maker that wishes to withdraw quotations in a security or have its quotations identified as the quotations of a passive market maker shall contact Nasdaq MarketWatch to obtain excused withdrawal status prior to withdrawing its quotations or identification as a passive market maker. Withdrawals of quotations or identifications of quotations as those of a passive market maker shall be granted by Nasdaq MarketWatch only upon satisfying one of the conditions specified in this Rule.

(b) A Nasdaq Market Maker that wishes to obtain excused withdrawal status based on a market maker's systemic equipment problems, such as defects in a Nasdaq Market Maker's software or hardware systems or connectivity problems associated with the circuits connecting Nasdaq Market Center systems with the Nasdaq Market Maker's systems, shall contact Nasdaq Market Operations. Nasdaq Market Operations may grant excused withdrawal status based on systemic equipment problems for up to five (5) business days, unless extended by Nasdaq Market Operations.

(c) Excused withdrawal status based on circumstances beyond the Nasdaq Market Maker's control, other than systemic equipment problems, may be granted for up to five (5) business days, unless extended by Nasdaq MarketWatch. Excused withdrawal status based on demonstrated legal or regulatory requirements, supported by appropriate documentation and accompanied by a representation that the condition necessitating the withdrawal of quotations is not permanent in nature, may, upon notification, be granted for not more than sixty (60) days (unless such request is required to be made pursuant to paragraph (e) below). Excused withdrawal status based on religious holidays may be granted only if written notice is received by Nasdaq one business day in advance and is approved by Nasdaq. Excused withdrawal status based on vacation may be granted only if:

(1) The written request for withdrawal is received by Nasdaq one business day in advance, and is approved by Nasdaq

(2) The request includes a list of the securities for which withdrawal is requested; and

(3) The request is made by a Nasdaq Market Maker with three (3) or fewer Nasdaq level 3 terminals. Excused withdrawal status may be granted to a Nasdaq Market Maker that has withdrawn from an issue prior to the public announcement of a merger or acquisition and wishes to re-register in the issue pursuant to the same-day registration procedures contained in Rule 4611 above, provided the Nasdaq Market Maker has remained registered in one of the affected issues. The withdrawal of quotations because of pending news, a sudden influx of orders or price changes, or to effect transactions with competitors shall not constitute acceptable reasons for granting excused withdrawal status.

(d) Excused withdrawal status may be granted to a Nasdaq Market Maker that fails to maintain a clearing arrangement with a registered clearing agency or with a member of such an agency and is withdrawn from participation in the trade reporting service of the Nasdaq Market Center, thereby terminating its registration as a Nasdaq Market Maker. Provided however, that if Nasdaq finds that the Nasdaq Market Maker's failure to maintain a clearing arrangement is voluntary, the withdrawal of quotations will be considered voluntary and unexcused pursuant to Rule 4620 and the Rule 4700 Series governing the Nasdaq Market Center. Nasdaq Market Makers that fail to maintain a clearing relationship will have their Nasdaq Market Center system status set to "suspend" and be thereby prevented from entering, or executing against, any quotes/orders in the system.

(e) Excused withdrawal status or passive market maker status may be granted to a Nasdaq Market Maker that is a distribution participant (or, in the case of excused withdrawal status, an affiliated purchaser) in order to comply with SEC Rule 101, 103, or 104 under the Act on the following conditions:

(1) A member acting as a manager (or in a similar capacity) of a distribution of a security that is a subject security or reference security under SEC Rule 101 and any member that is a distribution participant or an affiliated purchaser in such a distribution that does not have a manager shall provide written notice to Nasdaq MarketWatch and the Market Regulation Department of NASD Regulation, Inc. no later than the business day prior to the first entire trading session of the one-day or five-day restricted period under SEC Rule 101, unless later notification is necessary under the specific circumstances.

(A) The notice required by subparagraph (e)(1) of this Rule shall be provided by submitting a completed Underwriting Activity Report that includes a request on behalf of each Nasdaq Market Maker that is a distribution participant or an affiliated purchaser to withdraw the Nasdaq Market Maker's quotations, or that includes a request on behalf of each Nasdaq Market Maker that is a distribution participant (or an affiliated purchaser of a distribution participant) that its quotations be identified as those of a passive market maker and includes the contemplated date and time of the commencement of the restricted period.

(B) The managing underwriter shall advise each Nasdaq Market

Maker that voluntarily terminates its registration in a security may not re-register as a market maker in that security for twenty (20) business days. Withdrawal from participation as a Nasdaq Market Maker in the Nasdaq Market Center shall constitute termination of registration as a market maker in that security for purposes of this Rule; provided, however, that a Nasdaq Market Maker that fails to maintain a clearing arrangement with a registered clearing agency or with a member of such an agency and is withdrawn from participation in the Nasdaq Market Center and thereby terminates its registration as a Nasdaq Market Maker may register as a market maker at any time after a clearing arrangement has been reestablished unless Nasdaq finds that the Nasdaq Market Maker's failure to maintain a clearing arrangement is voluntary, in which case the withdrawal of quotations will be considered voluntary and unexcused.

(b) Notwithstanding the above, a Nasdaq Market Maker that accidentally withdraws as a Nasdaq Market Maker may be reinstated if:

(1) the Nasdaq Market Maker notified MarketWatch of the accidental withdrawal as soon as practicable under the circumstances, but within at least one hour of such withdrawal, and immediately thereafter provided written notification of the withdrawal and reinstatement request;

(2) it is clear that the withdrawal was inadvertent and the market maker was not attempting to avoid its market making obligations; and

(3) the Nasdaq Market Maker's firm would not exceed the following reinstatement limitations:

(A) for firms that simultaneously made markets in less than 250 stocks during the previous calendar year, the firm can receive no more than two (2) reinstatements per year;

(B) for firms that simultaneously made markets in 250 or more but less than 500 stocks during the previous calendar year, the firm can receive no more than three (3) reinstatements per year; and

(C) for firms that simultaneously made markets in 500 or more stocks during the previous calendar year, the firm can receive no more than six (6) reinstatements per year.

(c) Factors that Nasdaq will consider in granting a reinstatement under paragraph (b) of this rule include, but are not be limited to:

(1) the number of accidental withdrawals by the Nasdaq Market Maker in the past, as compared with Nasdaq Market Makers making markets in a comparable number of stocks;

(2) the similarity between the symbol of the stock that the Nasdaq Market Maker intended to withdraw from and the symbol of the stock that the Nasdaq Market Maker actually withdrew from;

(3) market conditions at the time of the withdrawal;

(4) whether, given the market conditions at the time of the withdrawal, the withdrawal served to reduce the exposure of the member's position in the security at the time of the withdrawal to market risk; and

(5) the timeliness with which the Nasdaq Market Maker notified MarketWatch of the error.

(d) For purposes of paragraph (a) of this Rule, a market maker shall not be deemed to have voluntarily terminated its registration in a security by voluntarily withdrawing its two-sided quotation from the Nasdaq Market Center if the Nasdaq Market Maker's two-sided quotation in the subject security is withdrawn by Nasdaq's systems due to issuer corporate action related to a dividend, payment or distribution, or due to a trading halt, and one of the following conditions is satisfied:

(1) the Nasdaq Market Maker enters a new two-sided quotation prior to the close of the regular market session on the same day when Nasdaq's systems withdrew such a quotation;

(2) the Nasdaq Market Maker enters a new two-sided quotation on the day when trading resumes following a trading halt, or, if the resumption of trading occurs when the market is not in regular session, the Nasdaq Market Maker enters a new two-sided quotation prior to the opening of the next regular market session; or

(3) upon request from the market maker, Nasdaq MarketWatch authorizes the market maker to enter a new two-sided quotation, provided that Nasdaq MarketWatch receives the market maker's request prior to the close of the regular market session on the next regular trading day after the day on which the market maker became eligible to re-enter a quotation pursuant to subparagraph (d)(1) or (d)(2) hereof and determines that the market maker was not attempting to avoid its market making obligations by failing to re-enter such a quotation earlier.

(e) The Market Operations Review Committee shall have jurisdiction over proceedings brought by market makers seeking review of their denial of a reinstatement pursuant to paragraphs (b) or (d) of this Rule.

4621. Suspension and Termination of Quotations

Nasdaq may, pursuant to the procedures set forth in the Rule 9000 Series, suspend, condition, limit, prohibit or terminate the authority of a Nasdaq Market Maker, Nasdaq ECN, Order Entry Firm or ITS/CAES Market Maker to enter quotations in one or more authorized securities for violations of applicable requirements or prohibitions.

4622. Termination of Nasdaq Service

Nasdaq may, upon notice, terminate Nasdaq service in the event that a Nasdaq Market Maker, Nasdaq ECN, Order Entry Firm or ITS/CAES Market Maker fails to qualify under specified standards of eligibility or fails to pay promptly for services rendered by Nasdaq.

4623. Alternative Trading Systems

(a) Nasdaq may provide a means to permit alternative trading systems ("ATSs"), as such term is defined in Regulation ATS, and electronic communications networks("ECNs"), as such term is defined in SEC Rule 11Ac1-1(a)(8),

(1) to comply with SEC Rule 301(b)(3);

(2) to comply with the terms of the ECN display alternative provided for in SEC Rule 11Ac1-1(c)(5)(ii)(A) and (B) ("ECN display alternatives"); or

(3) to provide orders to Nasdaq voluntarily.

In providing any such means, Nasdaq shall establish a mechanism that permits the ATS or ECN to display the best prices and sizes of orders entered into the ATS or ECN by Nasdaq market makers (and other subscribers of the ATS or ECN, if the ECN or ATS so chooses or is required by SEC Rule 301(b)(3) to display a subscriber's order in Nasdaq), and allows any Nasdaq member the electronic ability to effect a transaction with such priced orders that is equivalent to the ability to effect a transaction with a Nasdaq market maker quotation in Nasdaq operated systems.

(b) An ATS or ECN that seeks to utilize the Nasdaq-provided means to comply with SEC Rule 301(b)(3), the ECN display alternatives, or to provide orders to Nasdaq voluntarily shall:

(1) demonstrate to Nasdaq that it is in compliance with Regulation ATS or that it qualifies as an ECN meeting the definition in the SEC Rule;

(2) be registered as a Nasdaq member;

(3) enter into and comply with the terms of applicable agreements with Nasdaq;

(4) agree to provide for Nasdaq's dissemination in the quotation data made available to quotation vendors the prices and sizes of Nasdaq market maker orders (and orders from other subscribers of the ATS or ECN, if the ATS or ECN so chooses or is required by SEC Rule 301(b)(3) to display a subscriber's order in Nasdaq), at the highest buy price and the lowest sell price for each Nasdaq security entered in and widely disseminated by the ATS or ECN; and prior to entering such prices and sizes, register with Nasdaq Market Operations as an ATS or ECN;

(5) provide an automated execution or, if the price is no longer available, an automated rejection of any order routed to the ATS or ECN through the Nasdaq-provided display alternative.

(6) not charge to broker-dealers that access the ATS or ECN through the Nasdaq Market Center any fee that is inconsistent with the requirements of SEC Rule 301(b)(4) or that exceeds $0.003 per share.

(c) When a Nasdaq member attempts to electronically access through a Nasdaq-provided system an ATS or ECN-displayed order by sending an order that is larger than the ATS's or ECN's Nasdaq-displayed size and the ATS or ECN is displaying the order in Nasdaq on a reserved size basis, the Nasdaq member that operates the ATS or ECN shall execute such Nasdaq-delivered order:

(1) up to the size of the Nasdaq-delivered order, if the ATS or ECN order (including the reserved size and displayed portions) is the same size or larger than the Nasdaq-delivered order; or

(2) up to the size of the ATS or ECN order (including the reserved size and displayed portions), if the Nasdaq-delivered order is the same size or larger than the ATS or ECN order (including the reserved size and displayed portions).

No ATS or ECN operating in Nasdaq pursuant to this rule is permitted to provide a reserved-size function unless the size of the order displayed in Nasdaq is 100 shares or greater. For purposes of this rule, the term "reserved size" shall mean that a customer entering an order into an ATS or ECN has authorized the ATS or ECN to display publicly part of the full size of the customer's order with the remainder held in reserve on an undisplayed basis to be displayed in whole or in part as the displayed part is executed.

Nothing in this Rule shall require the provision to Nasdaq of a locking or crossing bid or offer, if such locking or crossing bid or offer is instead provided to another display alternative operated by a national securities exchange or national securities association.

4624. Penalty Bids and Syndicate Covering Transactions

(a) A Nasdaq Market Maker or ITS/CAES Market Maker acting as a manager (or in a similar capacity) of a distribution of a security that is a subject or reference security under SEC Rule 101 shall provide written notice to the Corporate Financing Department of NASD Regulation, Inc. of its intention to impose a penalty bid on syndicate members or to conduct syndicate covering transactions pursuant to SEC Rule 104 prior to imposing the penalty bid or engaging in the first syndicate covering transaction. A Nasdaq Market Maker or ITS/CAES Market Maker that intends to impose a penalty bid on syndicate members may request that its quotation be identified as a penalty bid on Nasdaq pursuant to paragraph (c) below.

(b) The notice required by paragraph (a) shall include:

(1) the identity of the security and its symbol;

(2) the date the member is intending to impose the penalty bid and/or conduct syndicate covering transactions.

(c) Notwithstanding paragraph (a), a Nasdaq Market Maker or ITS/CAES Market Maker may request that its quotation be identified as a penalty bid on Nasdaq display by providing notice to Nasdaq MarketWatch, which notice shall include the date and time that the penalty bid identifier should be entered on Nasdaq and, if not in writing, shall be confirmed in writing no later than the close of business the day the penalty bid identifier is entered on Nasdaq.

(d) The written notice required by this Rule may be submitted on the Underwriting Activity Report.

4625. Obligation to Provide Information

(a) A Nasdaq Market Maker, Nasdaq ECN, Order Entry Firm or ITS/CAES Market Maker operating in or participating in the Nasdaq Market Center or other Nasdaq-operated system shall provide information orally, in writing, or electronically (if such information is, or is required to be, maintained in electronic form) to the staff of Nasdaq when:

(1) Nasdaq MarketWatch staff makes an oral, written, or electronically communicated request for information relating to a specific Nasdaq rule, SEC rule, or provision of a joint industry plan (e.g., ITS, UTP, CTA, and CQA) (as promulgated and amended from time-to-time) that Nasdaq MarketWatch is responsible for administering or to other duties and/or obligations imposed on Nasdaq MarketWatch by Nasdaq; this shall include, but not be limited to, information relating to:

(A) a locked or crossed market; or

(B) Reserved

(C) trading activity, rumors, or information that a member may possess that may assist in determining whether there is a basis to initiate a trading halt, pursuant to Nasdaq Rule 4120 and IM-4120-1; or

(D) a quotation that appears not to be reasonably related to the prevailing market; or

(E) a clearly erroneous transaction, pursuant to Nasdaq Rule 11890; or

(F) a request for an excused withdrawal or reinstatement, pursuant to Nasdaq Rules 4619, 4620, and 5222; or

(G) the resolution of a trade-through complaint, or other transaction, pursuant to Nasdaq Rules 5262, 5265, and 11890; or

(H) a request to submit a stabilizing bid, pursuant to Nasdaq Rule 4614, or a request to have a quotation identified as a penalty bid on Nasdaq, pursuant to Nasdaq Rule 4624.

(2) Nasdaq Market Operations staff makes an oral, written, or electronically communicated request for information relating to a specific Nasdaq rule, SEC rule, provision of a joint industry plan (e.g., ITS, UTP, CTA, and CQA) (as promulgated and amended from time-to- time) that Nasdaq Market Operations is responsible for administering or to other duties and/or obligations for which Nasdaq Market Operations is responsible; this shall include, but not be limited to, information relating to an equipment failure.

(b) A failure to comply in a timely, truthful, and/or complete manner with a request for information made pursuant to this rule may be deemed conduct inconsistent with just and equitable principles of trade.

4626. Limitation of Liability

(a) Except as provided for in paragraph (b) below, Nasdaq and its affiliates shall not be liable for any losses, damages, or other claims arising out of the Nasdaq Market Center or its use. Any losses, damages, or other claims, related to a failure of the Nasdaq Market Center to deliver, display, transmit, execute, compare, submit for clearance and settlement, adjust, retain priority for, or otherwise correctly process an order, Quote/Order, message, or other data entered into, or created by, the Nasdaq Market Center shall be absorbed by the member, or the member sponsoring the customer, that entered the order, Quote/Order, message, or other data into the Nasdaq Market Center.

(b) Nasdaq, subject to the express limits set forth below, may compensate users of the Nasdaq Market Center or Nasdaq's Brut order execution system for losses directly resulting from the systems' actual failure to correctly process an order, Quote/Order, message, or other data, provided the Nasdaq Market Center, or Brut system, as applicable, has acknowledged receipt of the order, Quote/Order, message, or data.

(1) For one or more claims made by a single market participant related to the use of the Nasdaq Market Center or Brut system on a single trading day, Nasdaq's liability shall not exceed the larger of $100,000, or the amount of any recovery obtained by Nasdaq under any applicable insurance policy.

(2) For the aggregate of all claims made by all market participants related to the use of the Nasdaq Market Center or Brut system on a single trading day, Nasdaq's liability shall not exceed the larger of $250,000, or the amount of the recovery obtained by Nasdaq under any applicable insurance policy.

(3) For the aggregate of all claims made by all market participants related to the use of the Nasdaq Market Center or Brut system during a single calendar month, Nasdaq's liability shall not exceed the larger of $500,000, or the amount of the recovery obtained by Nasdaq under any applicable insurance policy.

(4) In the event all of the claims arising out of the use of the Nasdaq Market Center or Brut system cannot be fully satisfied because in the aggregate they exceed the maximum amount of liability provided for in this Rule, then the maximum amount will be proportionally allocated among all such claims arising on a single trading day, or during a single calendar month, as applicable.

(5) All claims for compensation pursuant to this Rule shall be in writing and must be submitted no later than the opening of trading on the next business day following the day on which the use of the Nasdaq Market Center or the Brut system gave rise to such claims. Nothing in this rule shall obligate Nasdaq or Brut to seek recovery under any applicable insurance policy.

4700. NASDAQ MARKET CENTER - EXECUTION SERVICES

4701. Definitions

Unless stated otherwise, the terms described below shall have the following meaning:

(a) The term "active Nasdaq Market Center securities" shall mean those Nasdaq Market Center eligible securities in which at least one Nasdaq Market Maker or ITS/CAES Market Maker is currently active in the Nasdaq Market Center, or at least one other exchange or the NASD's Alternative Display Facility is actively quoting the security and Nasdaq has access to the quotes of these markets under Rule 4714. A security will not be considered an "active Nasdaq Market Center security" when trading on Nasdaq has been halted pursuant to Rule 4120 and the interpretations thereunder.

(b) Reserved

(c) The term "Attributable Quote/Order" shall have the following meaning:

(1) For Nasdaq Market Makers and Nasdaq ECNs, a bid or offer Quote/Order that is designated for display (price and size) next to the participant's MPID in the Nasdaq Market Center once such Quote/Order becomes the participant's best attributable bid or offer.

(2) For ITS/CAES Market Makers, a bid or offer Quote/Order that is designated for display (price and size) next to the participant's MPID once such Quote/Order becomes the participant's best attributable bid or offer.

(3) For UTP Exchanges, the best bid and best offer quotation with price and size that is transmitted to Nasdaq by the UTP Exchange, which is displayed next to the UTP Exchange's MPID in the Nasdaq Market Center.

(d) Reserved

(e) The term "automatic refresh size" shall mean the default size to which a Nasdaq Market Maker's or ITS/CAES Market Maker's quote will be refreshed pursuant to Nasdaq Rule 4710(b)(2), if the market maker elects to utilize the Quote Refresh Functionality and does not designate to Nasdaq an alternative refresh size, which must be at least one normal unit of trading. The automatic refresh size default amount shall be 1,000 shares.

(f) Reserved

(g) The term "Displayed Quote/Order" shall mean both Attributable and Non-Attributable (as applicable) Quotes/Orders transmitted to Nasdaq by Quoting Market Participants or Order Entry Firms. Order Entry Firms are not permitted to enter Displayed Quotes/Orders in ITS Securities.

(h) The term "Firm Quote Rule" shall mean SEC Rule 11Ac1-1.

(i) The term "Immediate or Cancel" shall mean, for limit orders so designated, that if after entry into the Nasdaq Market Center a marketable limit order (or unexecuted portion thereof) becomes non-marketable, the order (or unexecuted portion thereof) shall be canceled and returned to the entering participant.

(j) The term "Liability Order" shall mean an order that when delivered to a Quoting Market Participant imposes an obligation to respond to such order in a manner consistent with the Firm Quote Rule.

(k) The term "limit order" shall mean an order to buy or sell a stock at a specified price or better.

(l) The term "market order" shall mean an unpriced order to buy or sell a stock at the market's current best price.

(m) The term "marketable limit order" shall mean a limit order to buy that, at the time it is entered into the Nasdaq Market Center, is priced at the current inside offer or higher, or a limit order to sell that, at the time it is entered into the Nasdaq Market Center, is priced at the inside bid or lower.

(n) The term "mixed lot" shall mean an order that is for more than a normal unit of trading but not a multiple thereof.

(o) The term "Non-Attributable Quote/Order" shall mean:

(1) for orders in Nasdaq-listed securities, a bid or offer Quote/Order that is entered by a Nasdaq Quoting Market Participant or Order Entry Firm and is designated for display (price and size) on an anonymous basis in the order display service of the Nasdaq Market Center. UTP Exchanges may submit Non-Attributable Quote/Order(s) in conformity with Rule 4710(e).

(2) for orders in ITS Securities, a bid or offer Quote/Order that is entered by an ITS/CAES Market Maker and is designated for display (price and size) and/or execution on an anonymous basis in the Nasdaq Market Center. Order Entry Firms shall be eligible to enter Non-Attributable Orders in ITS Securities only if they are designated as Immediate or Cancel.

(p) The term "Nasdaq Market Center Order" shall mean an order that is entered into the system by a Nasdaq Market Center Participant, or ITS Exchange.

(q) Reserved

(r) The term "Nasdaq Market Center," or "system" shall mean the system for order execution and automated trade reporting owned and operated by The NASDAQ Stock Market LLC.

(s) The term "Nasdaq Market Center eligible securities" shall mean designated Nasdaq-listed equity securities and ITS Securities as that term is defined in Nasdaq Rule 5210(c).

(t) The term "Nasdaq ECN" shall mean a member of Nasdaq that meets all of the requirements of Nasdaq Rule 4623, and that participates in the Nasdaq Market Center with respect to one or more Nasdaq-listed securities.

(1) The term "Nasdaq Auto-Ex ECN" shall mean a Nasdaq ECN that participates in the automatic-execution functionality of the Nasdaq Market Center system, and accordingly executes Nasdaq Market Center Orders via automatic execution for the purchase or sale of an active Nasdaq-listed security at the Nasdaq inside bid and/or offer price.

(2) The term "Nasdaq Order-Delivery ECN" shall mean a Nasdaq ECN that participates in the order-delivery functionality of the Nasdaq Market Center system, accepts delivery of Nasdaq Market Center Orders that are Liability Orders, and provides an automated execution of Nasdaq Market Center Orders (or an automated rejection of such orders if the price is no longer available) for the purchase or sale of an active Nasdaq-listed security at the Nasdaq inside bid and/or offer price.

(u) The term "Nasdaq Market Maker" with respect to participation in the Nasdaq Market Center system shall mean a member of Nasdaq that is registered as a Nasdaq Market Maker for purposes of participation in the Nasdaq Market Center with respect to one or more Nasdaq-listed eligible securities, and is currently active in the Nasdaq Market Center and obligated to execute orders through the automatic-execution functionality of the Nasdaq Market Center system for the purchase or sale of an active Nasdaq-listed security at the Nasdaq inside bid and/or offer price.

(v) The term " Nasdaq Market Center Participant" shall mean a Nasdaq Market Maker, Nasdaq ECN, UTP Exchange, ITS/CAES Market Maker, or Order Entry Firm registered as such with Nasdaq for participation in the Nasdaq Market Center.

(w) The term "Order Entry Firm" shall mean a member of Nasdaq who is registered as an Order Entry Firm for purposes of entering orders in active Nasdaq Market Center securities into the Nasdaq Market Center. This term shall also include any Electronic Communications Network or Alternative Trading System that fails to meet all the requirements of Rule 4623. Order Entry Firms shall not charge any fee to a broker-dealer that accesses the Order Entry Firm's Quote/Order through the Nasdaq Market Center.

(x) Reserved.

(y) The term "Nasdaq Quoting Market Participant" shall include only the following: (1) Nasdaq Market Makers; (2) Nasdaq ECNs and (3) ITS/CAES Market Makers.

(z) The term "odd-lot order" shall mean an order that is for less than a normal unit of trading.

(aa) Reserved

(bb) The term "Quote/Order" shall mean a single quotation or shall mean an order or multiple orders at the same price submitted to the Nasdaq Market Center by a Nasdaq Quoting Market Participant or Order Entry Firm that is displayed in the form of a single quotation. Unless specifically referring to a UTP Exchange's agency Quote/Order (as set out in Rule 4710(e)(2)(B)), when this term is used in connection with a UTP Exchange, it shall mean the best bid and/or the best offer quotation transmitted to Nasdaq by the UTP Exchange.

(cc) The term "Quoting Market Participant" shall include any of the following: (1) Nasdaq Market Makers; (2) Nasdaq ECNs; (3) UTP Exchange specialists, and ITS/CAES Market Makers.

(dd) The term "Reserve Size" shall mean the system-provided functionality that permits a Nasdaq Quoting Market Participant or Order Entry Firm to display in its Displayed Quote/Order part of the full size of a proprietary or agency order, with the remainder held in reserve on an undisplayed basis to be displayed in whole or in part after the displayed part is reduced by executions to less than a normal unit of trading.

(ee) Reserved.

(ff) The term "UTP Exchange" shall mean any registered national securities exchange that elects to participate in the Nasdaq Market Center and that has unlisted trading privileges in Nasdaq National Market securities pursuant to the Joint Self-Regulatory Organization Plan Governing the Collection, Consolidation and Dissemination Of Quotation and Transaction Information For Exchange-Listed Nasdaq/National Market System Securities Traded On Exchanges On An Unlisted Trading Privilege Basis ("Nasdaq UTP Plan").

(gg) The term "Legacy Quote" shall mean the quotation mechanism that existed in Nasdaq on or before July 1, 2002, and that does not permit the entry of Quotes/Orders at multiple price levels in the Nasdaq Market Center.

(hh) The term "Day" shall mean, for orders so designated, that if after entry into the Nasdaq Market Center, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display and/or execution until market close (4:00 p.m. Eastern Time), after which it shall be returned to the entering party.

(ii) The term "Good-till-Cancelled" shall mean, for orders so designated, that if after entry into Nasdaq Market Center, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display and/or execution until cancelled by the entering party, or until 1 year after entry, whichever comes first.

(jj) The term "End-of-Day" shall mean, for orders so designated, that if after entry into the Nasdaq Market Center, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential execution and/or display until market close (4:00 p.m. Eastern Time), and thereafter for potential execution until 6:30 p.m. Eastern Time, after which it shall be returned to the entering party. End-of-Day orders shall not be available for ITS Securities.

(kk) The term "Auto-Ex" shall mean, for orders in Nasdaq-listed securities so designated, an order that (except when it is displayed or interacts with a displayed Discretionary Order at a price in its discretionary price range) will execute solely against the Quotes/Orders of Nasdaq Market Center Participants that participate in the automatic execution functionality of the Nasdaq Market Center and that do not charge a separate quote-access fee to Nasdaq Market Center Participants accessing their Quotes/Orders through the Nasdaq Market Center. An Auto-Ex Order may be designated as "Immediate or Cancel" (an "IOC Auto-Ex Order") or "Day" or "GTC" (a "Postable Auto-Ex Order"). A party entering a Postable Auto-Ex Order may (but is not required to) specify that the order will utilize the functionality associated with Discretionary Orders. Auto-Ex Orders shall not be eligible for routing as set out in Rule 4714.

(ll) The term "Fill or Return" shall mean for orders in ITS Securities so designated, an order that is to be delivered to or executed by Nasdaq Market Center Participants without delivering the order to an ITS Exchange and without trading through the quotations of ITS Exchanges. Fill or Return Orders shall not be eligible for routing as set out in Rule 4714.

(mm) The term "Pegged" shall mean, for priced limit orders so designated, that after entry into the Nasdaq Market Center, the price of the order is automatically adjusted by Nasdaq Market Center in response to changes in the Nasdaq Market Center inside bid or offer, as appropriate. The Nasdaq Market Center Participant entering a Pegged Order may specify that the price of the order will either equal the inside quote on the same side of the market (a "Regular Pegged Order") or equal a price that deviates from the inside quote on the contra side of the market by $0.01 (i.e., $0.01 less than the inside offer or $0.01 more than the inside bid) (a "Reverse Pegged Order"). The market participant entering a Pegged Order may (but is not required to) specify a cap price, to define a price at which pegging of the order will stop and the order will be permanently converted into an unpegged limit order. Pegged Orders shall not be available for ITS Securities. Pegged Orders shall not be eligible for routing as set out in Rule 4714.

(nn) The term "Discretionary" shall mean;

(1) for priced limit orders in Nasdaq-listed securities so designated, an order that when entered into the Nasdaq Market Center has both a displayed bid or offer price, as well as a non-displayed discretionary price range in which the participant is also willing to buy or sell, if necessary. The displayed price may be fixed or may be pegged to equal the inside quote on the same side of the market. The pegging of the Discretionary Order may be capped in the same manner as that of a Pegged Order. The discretionary price range of a Discretionary Order that is pegged will be adjusted to follow the pegged displayed price. Discretionary Orders for Nasdaq-listed securities shall be eligible for routing as set out in Rule 4714.

(2) for orders in ITS Securities so designated, an order that when entered into the Nasdaq Market Center has both a displayed bid or offer price, as well as a non-displayed discretionary price range in which the participant is also willing to buy or sell, if necessary. The display price must be fixed. A Discretionary Order in an ITS Security may not result in a quote that locks or crosses the national best bid and offer and shall not be executed at a price that trades through the quotation of an ITS Exchange unless it is designated as a Sweep Order. Discretionary Orders for ITS Securities shall not be eligible for routing as set out in Rule 4714.

(oo) The term "Summary" shall mean, for priced limit orders so designated, that if an order is marketable upon receipt by the Nasdaq Market Center, it shall be rejected and returned to the entering party. Summary Orders may only be entered by Nasdaq Order-Delivery ECNs. Summary Orders shall not be eligible for routing as set out in Rule 4714.

(pp) The term "ITS/CAES Market Maker" shall mean a member of Nasdaq that is registered as an ITS/CAES Market Maker as defined in Nasdaq Rule 5210(e) for purposes of participation in the Nasdaq Market Center with respect to one or more ITS Securities, and is currently active in the Nasdaq Market Center. ITS/CAES Market Makers shall be permitted to execute orders in ITS Securities through the automatic execution or order delivery functionality of the Nasdaq Market Center system for the purchase or sale of active ITS Securities.

(qq) The term "ITS Exchange" shall mean a national securities exchange that participates in the ITS system as defined in Rule 5210(a). ITS Exchanges shall not be eligible to participate in the Nasdaq Market Center. ITS Commitments sent by ITS Exchanges shall be processed by the system in accordance with the ITS Plan and all applicable Nasdaq rules governing the participation in ITS. Quotes/Orders that are eligible for ITS will be processed by the system and delivered to the appropriate ITS Exchange as an ITS Commitment in accordance with the requirements of the ITS Plan and all applicable Nasdaq rules.

(rr) The term "Sweep Order" shall mean, for orders in ITS Securities so designated, an order that may be delivered to or executed by Nasdaq Market Center Participants at multiple price levels. Sweep Orders shall not be eligible for routing as set out in Rule 4714.

(ss) The term "Total Day" or "X Order" shall mean,

(a) For orders in ITS Securities so designated, that if after entry into the Nasdaq Market Center, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display between 7:30 a.m. and 6:30 p.m. and for potential execution between market open (9:30 a.m.) and 6:30 p.m., after which it shall be returned to the entering party.

(b) For orders in Nasdaq-listed securities so designated, that if after entry into the Nasdaq Market Center, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display between 7:30 a.m. and 4:00 p.m. and for execution between 8:00 a.m. and 4:00 p.m., after which it shall be returned to the entering party.

(tt) The term "Total Good-till-Cancelled" shall mean, for orders so designated, that if after entry into the Nasdaq Market Center, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display between 7:30 a.m. and 6:30 p.m. and for potential execution between market open and 6:30 p.m., until cancelled by the entering party, or until 1 year after entry, whichever comes first.

(uu) The term "Total Immediate or Cancel" or "IOX Order" shall mean,

(a) For limit orders in ITS Securities so designated, that if after entry into the Nasdaq Market Center a marketable limit order (or unexecuted portion thereof) becomes non-marketable, the order (or unexecuted portion thereof) shall be canceled and returned to the entering participant. Such orders are available for potential execution between 9:30 a.m. and 6:30 p.m.

(b) For limit orders in Nasdaq-listed securities so designated, that if after entry into the Nasdaq Market Center a marketable limit order (or unexecuted portion thereof) becomes non-marketable, the order (or unexecuted portion thereof) shall be canceled and returned to the entering participant. Such orders may be entered and are available for potential execution between 8:00 a.m. and 4:00 p.m.

4704. Opening Process For Nasdaq-Listed Securities

(a) Definitions. For the purposes of this rule the term:

(1) "Imbalance" shall mean the number of shares of buy or sell MOO, LOO or Early Regular Hours orders that may not be matched with other MOO,

LOO, Early Regular Hours or OIO order shares at a particular price at any given time.

(2) The Order Imbalance Indicator shall disseminate three prices, defined as follows:

(A) "Inside Match Price" shall mean:

(i) The single price that is at or within the current Nasdaq Market Center best bid and offer at which the maximum number of shares of MOO, LOO, OIO and Early Regular Hours orders can be paired.

(ii) If more than one price exists under subparagraph a, the Inside Match Price shall mean the price that minimizes any Imbalance.

(iii) If more than one price exists under subparagraph b, the Inside Match Price shall mean the price that minimizes the distance from the bid-ask midpoint of the inside quotation prevailing at 9:30 a.m.

(B) "Near Clearing Price" shall mean the price at which both the MOO, LOO, OIO, and Early Regular Hours orders and all executable quotes and orders in the Nasdaq Market Center (excluding volume that is available only by order delivery) would execute.

(C) "Far Clearing Price" shall mean the price at which the MOO, LOO, OIO, and Early Regular Hours orders in the Nasdaq Opening Book would execute.

(3) (A) "Limit On Open Order" or "LOO" shall mean an order to buy or sell at a specified price or better that is to be executed only during the Nasdaq Opening Cross. LOO orders shall execute only at the price determined by the Nasdaq Opening Cross and shall be available for automatic execution. LOO orders may be entered, cancelled and corrected between 7:30 a.m. and 9:28 a.m. without restriction.

(B) LOO orders entered after 9:28 a.m. shall be price validated as follows:

(i) In the case of a sell imbalance, sell orders shall be priced no lower than the Near Clearing Price or they shall be rejected. Buy orders shall be priced no higher than the Inside Match Price or they shall be rejected.

(ii) In the case of a buy imbalance, buy orders shall be priced no higher than the Near Clearing Price or they shall be rejected. Sell orders shall be priced no lower than the Inside Match Price or they shall be rejected.

(iii) If there is no imbalance, buy orders shall be priced no higher than the Inside Match Price and sell orders shall be priced no lower than the Inside Match Price or they shall be rejected.

(C) After 9:28 a.m., LOO orders may only be modified to improve their price or increase the number of shares available. Modifications to improve the price or number of shares of an existing LOO order shall pass the price validation in Rule 4704 (a)(3)(B) or the modification shall be rejected.

(D) LOO orders shall execute only at the price determined by the Nasdaq Opening Cross and shall be available for automatic execution.

(E) LOO orders may not be cancelled or corrected after 9:28. After 9:28 a.m., LOO orders may only be modified to improve their price or increase the number of shares available.

(4) "Market on Open Order" or "MOO" shall mean an order to buy or sell at the market that is to be executed only during the Nasdaq Opening Cross. MOO orders may be entered, cancelled, and corrected between 7:30 a.m. and 9:28 a.m. and shall execute only at the price determined by the Nasdaq Opening Cross. All MOO orders shall be available for automatic execution.

(5) "Nasdaq Opening Cross" shall mean the process for determining the price at which orders shall be executed at the open and for executing those orders.

(6) "Opening Imbalance Only Order" or "OIO" shall mean an order to buy or sell at a specified price or better that may be executed only during the Nasdaq Opening Cross and only against MOO, LOO or Regular Hours orders. OIO orders may be entered between 7:30 a.m. and 9:29:59 p.m., but they may not be cancelled or modified after 9:28 except to increase the number of shares or to increase (decrease) the buy (sell) limit price. OIO sell (buy) orders shall only execute at or above (below) the 9:30 Nasdaq Market Center offer (bid). All OIO orders shall be available for automatic execution.

(7) "Order Imbalance Indicator" shall mean a message disseminated by electronic means containing information about MOO, LOO, OIO, and Early Regular Hours orders and the price at which those orders would execute at the time of dissemination.

(8) "Regular Hours Orders" shall mean any order that may be entered into the system and designated with a time-in-force of IOC, DAY, or GTC. Regular Hours Orders shall be available for execution only during the opening and then during normal trading hours. Regular Hours Orders shall be designated as "Early Regular Hours Orders" if entered into the system prior to 9:28 a.m. and

designated as "Late Regular Hours Orders" if entered into the system at 9:28 a.m. or after. Beginning at 9:28 a.m., requests to cancel or modify Regular Hours Orders shall be suspended until after completion of the Opening Cross at which time such requests shall be processed, to the extent that such orders remain available within the system.

(b) Trading Prior To Normal Market Hours. The system shall process all eligible Quotes in Nasdaq-listed securities at 8:00 a.m. in the following manner to prevent the creation of locked/crossed markets.

(1) At 8:00 a.m., the system shall open in time priority all eligible Quotes as stated in paragraph (5) below and all eligible Orders in accordance with Rule 4701(ss) and (uu). Quotes/Orders whose limit price would not lock or cross the book shall be added to the book in strict time priority. Quotes/Orders whose limit price would lock or cross the book shall be placed in an "In Queue" state except as provided in paragraph (4).

(2) Next, the system shall begin processing the In Queue Quotes/Orders in strict time priority against the best bid (ask) if the In Queue Quote/Order is a sell (buy) order. If an In Queue Quote/Order is not executable when it is next in time for execution, the system shall automatically add that Quote/Order to the book.

(3) Once the process set forth in subparagraphs (1) - (2) is complete, the system shall begin processing Quotes and X and IOX Orders in accordance with their entry parameters.

(4) Between 8:00 a.m. and 9:25 a.m., the system shall open Quotes in accordance with the entry parameters set by each Nasdaq Quoting Market Participant provided that Quotes that would lock/cross the market will be rejected or executed in accordance with the Nasdaq Quoting Market Participant's instructions. At 9:25 a.m., the system shall open all remaining unopened Quotes in accordance with each firm's instructions.

(5) Nasdaq Quoting Market Participants may instruct Nasdaq to open their Quotes as follows:

(A) At the last price and size entered by the participant during the previous trading day, either including or excluding reserve size;

(B) At a price and size entered by the participant between 7:30 a.m. and 9:24:59 a.m.; or

(C) At the quotation limits for Nasdaq systems, currently $.01 (bid) and $2,000 (ask).

(6) All trades executed prior to 9:30 shall be automatically appended with the ".T" modifier.

(7) Notwithstanding subparagraphs (1) through (6), if a Nasdaq Quoting Market Participant has entered a Locking/Crossing Quote/Order into the system that would become subject to the automated processing described above, the Nasdaq Quoting Market Participant can use the anti-internalization qualifier as set forth in Rule 4710(b)(1)(B)(ii)(a) to deviate from time priority. Order Entry Firms that enter locking/crossing Quotes/Orders also can use the anti-internalization qualifier as provided for in Rule 4710(b)(1)(B)(ii)(a) to deviate from time priority.

(c) Nasdaq-listed securities in which no Nasdaq Opening Cross occurs shall begin trading at 9:30 a.m. or, in the case of Nasdaq-listed securities in which trading is halted pursuant to Rule 4120(a), at the time specified by Nasdaq pursuant to Rule 4120 in the following manner:

(1) At 9:30 or at the time specified by Nasdaq pursuant to Rule 4120, the system shall suspend processing as set forth in Rule 4704(b) in order to open and integrate Regular Hours orders into the book in time priority; provided, however, that in the case of an Initial Public Offering halted pursuant to Rule 4120(a)(7), the Issuer's Initial Public Offering Price shall be entered on the bid side of the market as the oldest quotation.

(2) Limit priced Regular Hours Orders whose limit price does not lock or cross the book shall be added to the book in time priority and limit priced Regular Hours Orders whose limit price does lock or cross the book shall be held In Queue in time priority along with IOC and Regular Hours market orders.

(3) In Queue Orders shall then be executed in strict time priority against the best bid (ask) if the In Queue order is a buy (sell) order. Non-marketable IOC orders shall be cancelled and non-marketable Regular Hours Orders shall be added to the book.

(4) When all In Queue orders have been processed, the system shall resume processing for potential display in conformity with Rule 4707(b) and/or potential execution in conformity with Rule 4710(b)(1)(B).

(d) Processing of Nasdaq Opening Cross. For certain Nasdaq-listed securities designated by Nasdaq, the Nasdaq Opening Cross shall occur at 9:30, and regular hours trading shall commence when the Nasdaq Opening Cross concludes.

(1) Beginning at 9:25:30 a.m., Nasdaq shall disseminate by electronic means an Order Imbalance Indicator every 15 seconds until 9:28:20, and then every 5 seconds until market open. The Order Imbalance Indicator shall contain the following real time information:

(A) the Inside Match Price;

(B) the number of shares represented by MOO, LOO, OIO, and Early Regular Hours orders that are paired at the Inside Match Price;

(C) the size of any Imbalance;

(D) the buy/sell direction of any Imbalance; and

(E) indicative prices at which the Nasdaq Opening Cross would occur if the Nasdaq Opening Cross were to occur at that time and the percent by which the indicative prices are outside the then current Nasdaq Market Center best bid or best offer, whichever is closer. The indicative prices shall be:

(i) The Far Clearing Price, and

(ii) The Near Clearing Price.

(iii) If no price satisfies subparagraph (i) or (ii) above, Nasdaq shall disseminate an indicator for "market buy" or "market sell".

(2) (A) The Nasdaq Opening Cross shall occur at the price that maximizes the number of MOO, LOO, OIO, Early Regular Hours orders, and executable quotes and orders in the Nasdaq Market Center to be executed.

(B) If more than one price exists under subparagraph (A), the Nasdaq Opening Cross shall occur at the price that minimizes any Imbalance.

(C) If more than one price exists under subparagraph (B), the Nasdaq Opening Cross shall occur at the price that minimizes the distance from the bid-ask midpoint of the inside quotation prevailing at 9:30 a.m.

(D) If the Nasdaq Opening Cross price established by subparagraphs (A) through (C) is outside the benchmarks established by Nasdaq by a threshold amount, the Nasdaq Opening Cross shall occur at a price within the threshold amounts that best satisfies the conditions of subparagraphs (A) through (C). Nasdaq management shall set and modify such benchmarks and thresholds from time to time upon prior notice to market participants.

(3) If the Nasdaq Opening Cross price is selected and fewer than all MOO, LOO, OIO and Regular Hours Orders that are available for automatic execution in the Nasdaq Market Center would be executed, all Quotes/Orders shall be executed at the Nasdaq Opening Cross price in the following priority:

(A) MOO and Early Regular Hours market orders, with time as the secondary priority;

(B) LOO orders, Early Regular Hours limit orders, OIO orders, X limit orders, displayed quotes and reserve interest priced more aggressively than the Nasdaq Opening Cross price with time as the secondary priority;

(C) LOO orders, OIO Orders, displayed interest of Early Regular Hours and X limit orders, and displayed interest of quotes at the Nasdaq Opening Cross price with time as the secondary priority;

(D) Reserve interest of quotes and Early Regular Hours and X limit orders at the Nasdaq Opening Cross price with time as the secondary priority; and

(E) Eligible Late Regular Hours orders in strict time priority.

Unexecuted MOO, LOO, and OIO orders shall be canceled.

(4) All Quotes/Orders executed in the Nasdaq Opening Cross shall be executed at the Nasdaq Opening Cross price, trade reported with SIZE as the contra party, and disseminated via a national market system plan. The Nasdaq Opening Cross price shall be the Nasdaq Official Opening Price for stocks that participate in the Nasdaq Opening Cross.

4705. Hours of Operation.

(a) The Nasdaq Market Center operates in accordance with the following schedule for Nasdaq-listed securities:

Order/Quote Entry: 7:30 am, ET
Pre-Market Session: 8:00 am to 9:25 am, ET
Pre-Open Session: 9:25 am to 9:29:59 am, ET
Regular Market Hours: 9:30 am to 4:00 pm, ET
Post-Market Hours: 4:00 pm to 6:30 pm, ET

(b) The Nasdaq Market Center operates in accordance with the following schedule for ITS Securities:

Order/Quote Entry 7:30 am, ET
Regular Market Hours: 9:30 am to 4:00 pm, ET
Post-Market Hours: 4:00 pm to 6:30 pm, ET

4706. Order Entry Parameters

(a) Nasdaq Market Center Orders --

(1) General. The following requirements shall apply to Nasdaq Market Center Orders entered by Nasdaq Market Center Participants:

(A) A Nasdaq Market Center Participant may enter into the Nasdaq Market Center a Nasdaq Market Center Order in order to access the best bid/best offer as displayed in Nasdaq and other markets as set out in Rule 4714.

(B) A Nasdaq Market Center Order must be a market or limit order, must indicate whether it should be not routed to another market in accordance with Rule 4714, whether it is a buy, short sale, short-sale exempt, or long sale, and may be designated as "Immediate or Cancel", "Day", "Good-till-Cancelled", "Auto-Ex", "Fill or Return", "Pegged", "Discretionary", "Sweep", "Total Day", "Total Good till Cancelled", or "Total Immediate or Cancel," or "Summary."

(i) If a priced order designated as "Immediate or Cancel" ("IOC") is not immediately executable, the unexecuted order (or portion thereof) shall be returned to the sender.

(ii) If a priced order designated as a "Day" order is not immediately executable, the unexecuted order (or portion thereof) shall be retained by the Nasdaq Market Center and remain available for potential display/execution until it is cancelled by the entering party, or until 4:00 p.m. Eastern Time on the day such order was submitted, whichever comes first, whereupon it will be returned to the sender.

(iii) If the order is designated as "Good-till-Cancelled" ("GTC"), the order (or unexecuted portion thereof) will be retained by the Nasdaq Market Center and remain available for potential display/execution until cancelled by the entering party, or until 1 year after entry, whichever comes first.

(iv) Starting at 7:30 a.m., until the 4:00 p.m. market close, IOC and Day Nasdaq Market Center Orders may be entered into the Nasdaq Market Center (or previously entered orders cancelled), but such orders entered prior to market open will not become available for execution until 9:30 a.m. Eastern Time. GTC orders may be entered (or previously entered GTC orders cancelled) between the hours 7:30 a.m. to 6:30 p.m. Eastern Time, but such orders entered prior to market open, or GTC orders carried over from previous trading days, will not become available for execution until 9:30 a.m. Eastern Time.

(v) For Nasdaq-listed securities, an order may be designated as "Auto-Ex," in which case the order may be designated as IOC, Day or GTC. If a Nasdaq Market Center Participant entering a Postable Auto-Ex Order specifies that the order will utilize the functionality associated with Discretionary

Orders, the order will automatically be designated as Day.

(vi) for ITS Securities, an order may be designated as "Fill or Return," in which case it shall be executed solely against the Quotes/Orders of Nasdaq Market Center Participants at the best bid/best offer within the Nasdaq Market Center. The Nasdaq Market Center will, if necessary, execute against interest at successive price levels. A Fill or Return Order will not trade through the quotation of an ITS Exchange.

(vii) An order may be designated as "Pegged," in which case the order will also automatically be designated as Day. A Pegged Order (or unexecuted portion thereof) will be retained by the Nasdaq Market Center and its price adjusted in response to changes in the Nasdaq Market Center inside market. A Pegged Order (including a Discretionary Order that is pegged) will be cancelled if there is no displayable Quote/Order to which its price can be pegged. Starting at 7:30 a.m., until the 4:00 p.m. market close, Pegged Orders may be entered into the Nasdaq Market Center (or previously entered orders cancelled), but such orders entered prior to market open will not become available for execution until 9:30 a.m. Eastern Time. The initial price of Pegged Orders (including Discretionary Orders that are pegged) entered prior to market open will be established at 9:30 a.m. based on the Nasdaq inside bid or offer at that time. Pegged Orders shall not be available for ITS Securities.

To maintain the capacity and performance of the Nasdaq Market Center, Nasdaq may at any time suspend the entry of Pegged Orders (including Discretionary Orders that are pegged) for all securities or for any security. Pegged Orders that are in the Nasdaq Market Center at the time of such suspension will continue to be available for adjustment and execution.

(viii) a. An order may be designated as "Discretionary", in which case the order will also automatically be designated as Day. The order (or unexecuted portion thereof) shall be displayed in the system, if appropriate, using the displayed price selected by the entering party, with the system also retaining a non-displayed discretionary price range within which the entering party is also willing to execute if necessary. If a Discretionary Order is pegged, its displayed price will be adjusted in response to changes in the Nasdaq inside market. Starting at 7:30 a.m., until the 4:00 p.m. market close, Discretionary Orders may be entered into the Nasdaq Market Center (or previously entered orders cancelled), but such orders entered prior to market open will not become available for execution until 9:30 a.m. Eastern Time. Discretionary Orders whose displayed price or discretionary price range does not lock or cross another Quote/Order will be available for execution at 9:30 a.m. All other Discretionary Orders will be added to the time-priority queue described in Rule 4706(a)(1)(F) and (a)(2)(B) and processed by the Nasdaq Market Center at market open.

b. A Discretionary Order in an ITS Security shall not result in a quote that locks or crosses the national best bid and offer and shall not be executed at a price that trades through the quotation of an ITS Exchange unless it is also designated as a Sweep Order. Starting at 7:30 a.m., until the 4:00 p.m. market close, Discretionary Orders in ITS Securities may be entered into the Nasdaq Market Center (or previously entered orders cancelled), but such orders entered prior to market open will not become available for execution until 9:30 a.m. Eastern Time. Discretionary Orders whose displayed price or discretionary price range does not lock or cross another Quote/Order will be available for execution at 9:30 a.m. All other Discretionary Orders will be added to the time-priority queue described in Rule 4706(a)(1)(F) and (a)(2)(B) and processed by the Nasdaq Market Center at market open.

(ix) An order in an ITS Security may be designated as a "Sweep Order." A Sweep Order may be entered only by an ITS/CAES Market Maker. A Sweep Order may trade through the quotations of ITS Exchanges, and it will be delivered to or executed only by Nasdaq Market Center Participants at multiple price levels.

(x) An order in an ITS Security may be designated as "Total Day" ("X") and may be entered between the hours 7:30 a.m. to 6:30 p.m. Eastern Time and are available for potential execution beginning at 9:30 a.m. If a priced X Order is not immediately executable, the unexecuted order (or portion thereof) shall be retained by the Nasdaq Market Center and remain available for potential display/execution until it is cancelled by the entering party, or until 6:30 p.m. Eastern Time on the day such order was submitted, whichever comes first, whereupon it will be returned to the sender.

(xi) An order in an ITS Security may be designated as "Total Good-till-Cancelled" ("GTX"). A GTX order (or unexecuted portion thereof) shall be retained by the Nasdaq

Market Center and remain available for potential display/execution until cancelled by the entering party, or until 1 year after entry, whichever comes first. GTX orders may be entered (or previously entered GTX orders cancelled) between the hours 7:30 a.m. to 6:30 p.m. Eastern Time and are available for potential execution beginning at 9:30 a.m.

(xii) An order in an ITS Security may be designated as "Total Immediate or Cancel" ("IOX"). IOX orders may be entered beginning at 7:30 a.m. until 6:30 p.m. and are available for potential execution throughout the trading day beginning at 9:30 a.m. If a priced order designated as IOX and entered prior to 9:30 a.m. is not immediately executable at 9:30 a.m., the unexecuted order (or portion thereof) shall be returned to the sender. If a priced order designated as IOX and entered between 9:30 a.m. and 6:30 p.m. is not immediately executable, the unexecuted order (or portion thereof) shall be returned to the sender.

(xiii) An order may be designated as "Summary," in which case the order shall be designated either as Day or GTC. A Summary Order that is marketable upon receipt by the Nasdaq Market Center shall be rejected and returned to the entering party. If not marketable upon receipt by the Nasdaq Market Center, it will be retained by the system. Summary Orders may only be entered by Nasdaq Order-Delivery ECNs.

(C) The system will not process a Nasdaq Market Center Order to sell short if the execution of such order would violate SEC Rule 10a-1, in the case of ITS Securities. Nasdaq Market Center Orders to sell short shall not be executed in the Nasdaq Market Center if the execution of such order would violate Nasdaq Rule 3350. Nasdaq Market Center Orders to sell short that cannot be executed in the Nasdaq Market Center and that have elected to be routed to other markets as set out in Rule 4714 shall be routed to another market and processed in accordance with the short sale restrictions in effect at the destination market.

(D) Nasdaq Market Center Orders will be processed as described in Rule 4710.

(E) The Nasdaq Market Center shall not accept Nasdaq Market Center Orders that are All-or-None, or have a minimum size of execution.

(F) A Nasdaq Market Center Participant may enter a Nasdaq Market Center Order that is either a market order or a limit order prior to the market's open. Market orders and limit orders designated as Immediate or Cancel, limit orders designated as Total Immediate or Cancel, Auto-Ex Orders, and Discretionary Orders whose displayed price or discretionary price range would lock or cross another Quote/Order if they were displayed shall be held in a time-priority queue that will begin to be processed by Nasdaq Market Center at market open. If an Immediate or Cancel limit order is unmarketable at the time it reaches the front of time-priority processing queue, it will be returned to the entering market participant. Limit orders that are not designated as Immediate or Cancel orders shall be retained by Nasdaq Market Center for potential display in conformity with Rule 4707(b) and/or potential execution in conformity with Rule 4710(b)(1)(B).

(2) Entry of Nasdaq Market Center Orders by Order Entry Firms - In addition to the requirements in paragraph (a)(1) of this rule, the following conditions shall apply to Nasdaq Market Center Orders entered by Order-Entry Firms:

(A) (i) All Nasdaq Market Center Orders in Nasdaq-listed securities shall be designated as Immediate or Cancel, GTC or Day but shall be required to be entered as Non-Attributable if not entered as IOC. Order Entry Firms may designate orders as "Pegged" or "Discretionary," in which case the order will also automatically be designated as Day. Order Entry Firms may also designate orders as "Auto-Ex," in which case the order may be designated as IOC, Day or GTC. If an Order Entry Firm entering a Postable Auto-Ex Order specifies that the order will utilize the functionality associated with Discretionary Orders, the order will automatically be designated as Day. For IOC orders, if after entry into the Nasdaq Market Center of a Nasdaq Market Center Order that is marketable, the order (or the unexecuted portion thereof) becomes non-marketable, the system will return the order (or unexecuted portion thereof) to the entering participant

(ii) In ITS Securities, all Nasdaq Market Center Orders shall be designated as Immediate or Cancel, GTC, Day, Total Immediate or Cancel, Total Day, or Total GTC but shall be required to be entered as Non-attributable if not entered as IOC or IOX. Order Entry Firms may only assign the IOC, IOX, and Fill or Return and Discretionary order designations described in subparagraph (a)(1)(B). For IOC and IOX orders, if after entry into the Nasdaq Market Center of a Nasdaq Market Center Order that is marketable, the order (or the unexecuted portion thereof) becomes non-marketable, the system will return the order (or unexecuted portion thereof) to the entering participant.

(B) A Nasdaq Market Center Order that is either a market or limit order may be entered prior to the market's open. Limit and market orders designated as Immediate or Cancel or, in the case of ITS Securities, IOX, Auto-Ex Orders, and Discretionary Orders whose displayed price or discretionary price range would lock or cross another Quote/Order if they were displayed will be held in a time-priority queue that will begin to be processed at market open. A limit order that is designated as IOC or, in the case of ITS Securities, IOX, and that is not marketable at the time it reaches the front of the time-priority processing queue will be returned to the entering participant.

(b) Reserved

(c) Entry of Agency and Principal Orders -- Nasdaq Market Center Participants are permitted to enter into the Nasdaq Market Center both agency and principal orders for delivery and execution processing.

(d) Order Size -

(1) In Nasdaq-listed securities, any order in whole shares up to 999,999 shares may be entered into the Nasdaq Market Center for normal execution processing.

(2) Orders in ITS Securities must be entered for a minimum of one round lot, or in round lot multiples, or in mixed lots. Orders in ITS Securities will be delivered to ITS Exchanges in round lots only.

(e) Open Quotes -- The Nasdaq Market Center will only deliver an order or an execution to a Quoting Market Participant if that participant has an open quote.

4707. Entry and Display of Quotes/Orders

(a) Entry of Quotes/Orders -- Nasdaq Quoting Market Participants may enter Quotes/Orders into the Nasdaq Market Center, and Order Entry Firms may enter Non-Attributable Orders into the Nasdaq Market Center, subject to the following requirements and conditions:

(1) Nasdaq Quoting Market Participants shall be permitted to transmit to the Nasdaq Market Center multiple Quotes/Orders at a single as well as multiple price levels. Such Quote/Order shall indicate whether it is an "Attributable Quote/Order" or "Non-Attributable Quote/Order," and the amount of Reserve Size (if applicable). Order Entry Firms shall be permitted to transmit to the Nasdaq Market Center multiple Non-Attributable Quotes/Orders at a single as well as multiple price levels and the amount of Reserve Size (if applicable).

(2) Upon entry of a Quote/Order into the system, the Nasdaq Market Center shall time-stamp it, which time-stamp shall determine the ranking of the Quote/Order for purposes of processing Nasdaq Market Center Orders as described in Rules 4710(b) and 4714. For each subsequent size increase received for an existing quote at a given price, the system will maintain the original time-stamp for the original quantity of the quote and assign a separate time-stamp to

that size increase. When a Pegged Order (including a Discretionary Order that is pegged) is displayed as a Quote/Order, its time-stamp will be updated whenever its price is adjusted.

(3) Consistent with Rule 4613, a Nasdaq Market Maker is obligated to maintain a two-sided Attributable Quote/Order at all times, for at least one normal unit of trading.

(4) Nasdaq Quoting Market Participants may continue to transmit to the Nasdaq Market Center only their best bid and best offer Attributable Quotes/Orders. Notwithstanding Nasdaq Rule 4613 and subparagraph (a)(1) of this rule, nothing in these rules shall require a Nasdaq Quoting Market Participant to transmit to the Nasdaq Market Center multiple Quotes/Orders.

(b) Display of Quotes/Orders in Nasdaq -- The Nasdaq Market Center will display Quotes/Orders submitted to the system as follows:

(1) Attributable Quotes/Orders -- The price and size of a Nasdaq Quoting Market Participant's best priced Attributable Quote/Order on both the bid and offer side of the market will be displayed in the system under the Nasdaq Quoting Market Participant's MPID, and also will be displayed in the order display service of the Nasdaq Market Center as part of the aggregate trading interest at a particular price when the price of such Attributable Quote/Order falls within the number of price levels authorized hereunder for aggregation and display on either side of the market. Upon execution or cancellation of the Nasdaq Quoting Market Participant's best-priced Attributable Quote/Order on a particular side of the market, the Nasdaq Market Center will automatically display the participant's next best Attributable Quote/Order on that side of the market.

(2) Non-Attributable Quotes/Orders -- The price and size of a Nasdaq Quoting Market Participant's and Order Entry Firm's Non-Attributable Quote/Order on both the bid and offer side of the market will be displayed in the order display service of the Nasdaq Market Center as part of the aggregate trading interest at a particular price when the price of such Non-Attributable Quote/Order falls within the five best price levels in the Nasdaq Market Center on either side of the market. A Non-Attributable Quote/Order will not be displayed under the Nasdaq Quoting Market Participant's MPID. Non-Attributable Quotes/Orders that are the best priced Non-Attributable bids or offers in the system will be displayed in the Nasdaq Market Center under an anonymous MPID, which shall represent and reflect the aggregate size of all Non-Attributable Quotes/Orders in Nasdaq at that price level. Upon execution or cancellation of a Nasdaq Quoting Market Participant's or Order Entry Firm's Non-Attributable Quote/Order, the Nasdaq Market Center will automatically display a Non-Attributable Quote/Order in the order display service of the Nasdaq Market Center (consistent with the parameters described above) if it falls within the five best price levels in the Nasdaq Market Center on either side of the market.

(3) Exceptions -- The following exceptions shall apply to the display parameters set forth in paragraphs (1) and (2) above:

(A) Odd-lots, Mixed Lots, and Rounding - The Nasdaq Market Center (and all accompanying data feeds) shall be capable of displaying trading interest in round lot amounts. For quote display purposes, the Nasdaq Market Center will aggregate all shares, including odd-lot share amounts, entered by a Quoting Market Participant and Order Entry Firm at a single price level and then round that total share amount down to the nearest round-lot amount for display and dissemination, consistent with subparagraphs (b)(1) and (b)(2) of this rule. Though rounded, any odd-lot portion of a Quote/Order that is not displayed as a result of this rounding process will remain in the system, with the time-priority of their original entry, and be continuously available for execution. Round-lots that are subsequently reduced by executions to a mixed lot amount will likewise be rounded for display purposes by the system to the nearest round-lot amount at that same price level. Any odd-lot number of shares that do not get displayed as a result of this rounding will remain in the system with the time-priority of their original entry and thus be continuously available for execution. If executions against an Attributable Quote/Order result in there being an insufficient (odd-lot) amount of shares at a price level to display an Attributable Quote/Order for one round-lot, the system will display the Quoting Market Participant's next best priced Attributable Quote/Order consistent with Rule 4710(b)(2). If all Attributable Quotes/Orders on the bid and/or offer side of the market are exhausted so that there are no longer any Attributable Quotes/Orders, the system may refresh a market maker's exhausted bid or offer quote using the process set forth in Rule 4710(b)(5). With the exception of Legacy Quotes, odd-lot remainders that are not displayed will remain in the system at their original price levels and continue to be available for execution.

(B) Aggregation and Display of Odd-lots Bettering the Inside Price Except as provided in Subsection (C) below, - odd-lot share amounts that remain in system at prices that improve the best bid/offer in Nasdaq shall be subject to aggregation for display purposes, via the SIZE MPID, with the odd-lot share amounts of other Quoting Market Participants and Order Entry Firms at those same price level(s). Such odd-lots will be displayed via SIZE if 1) the combination of all such odd-lots at a particular price level is equal to, or more than, a round-lot and 2) that the price level represents either the highest bid or lowest offer price within the system. This aggregation shall display only the maximum round-lot portion of the total combined shares available at that best-priced level. This aggregation shall be for display purposes only and all individual odd-lot share amounts that are part of any such aggregation shall continue to processed by the system based on the time-priority of their original entry.

(C) In the case of ITS Securities, odd lot share amounts of each individual ITS/CAES Market Maker shall be aggregated separately and shall be displayed next to that ITS/CAES Market Maker's MPID for a minimum of one round lot or for round lot multiples. An odd lot share amount will be cancelled if it represents an ITS/CAES Market Maker's best priced Quote/Order within the Nasdaq Market Center. Odd lot share amounts will be cancelled at the end of the day.

(D) Nasdaq Market Center Orders and Routing – Nasdaq Market Center Orders marked for routing as set out in Rule 4714 shall not be displayed in the Nasdaq Market Center while outside the Nasdaq Market Center. Nasdaq Market Center Orders marked for routing shall be displayed in the Nasdaq Market Center as set out in Rules 4701 and 4707 while such orders are in the Nasdaq Market Center.

(c) Reserve Size -- Reserve Size shall not be displayed in Nasdaq, but shall be electronically accessible as described in Rule 4710(b).

(d) Summary Scan -- The "Summary Scan" functionality is a query-only non-dynamic functionality for Nasdaq-listed securities only. It displays without attribution to Quoting Market Participants' MPIDs the aggregate size of Attributable and Non-Attributable Quotes/Orders for all levels (on both the bid and offer side of the market) below the five best price levels in the Nasdaq Market Center.

(e) NQDS Prime -- "NQDS Prime" is a separate data feed for Nasdaq-listed securities that Nasdaq will make available for a fee that is approved by the Securities and Exchange Commission. This separate data feed will display with attribution to Quoting Market Participants' MPIDs all Attributable Quotes/Orders on both the bid and offer side of the market for the price levels that are disseminated in the order display service of the Nasdaq Market Center.

(f) IM Prime--"IM Prime" is a separate data feed that Nasdaq will make available for a fee that is approved by the Securities and Exchange Commission. This separate data feed will display with attribution to ITS/CAES Market Makers' MPIDs all Attributable Quotes/Orders on both the bid and offer side of the market for the price levels that are disseminated for ITS Securities in the Nasdaq Market Center.

4708. ITS Commitments

(a) Compliance with Rule 5200 Series.

(1) Pre Opening Application. ITS/CAES Market Makers may use the Nasdaq Market Center to participate in the Pre Opening Application accordance with Rules 5240 and 5250. Order Entry Firms may not participate in the Pre Opening Application.

(2) Trade throughs. ITS/CAES Market Makers must use the Nasdaq

Market Center to comply with the trade through obligations set forth in Rules 5262 and 5264. The Nasdaq Market Center will reject any order of an Order Entry Firm that, if executed, would trade through an ITS Exchange

(3) Locked and Crossed Markets. ITS/CAES Market Makers must use the Nasdaq Market Center to comply with the locked and crossed markets obligations set forth in Rules 5263. Any order or portion thereof entered by an Order Entry Firm that would create a locked/crossed market with an ITS Exchange will be rejected.

(b) Inbound ITS Commitments

(1) If the ITS Commitment contains an obvious error as described in Rule 5265(b), the Nasdaq Market Center will decline it.

(2) If the ITS Commitment, if executed, would result in a violation of SEC Rule 10a-1, the Nasdaq Market Center will decline it.

(3) If the conditions described in subparagraphs (1) and (2) above do not apply, the Nasdaq Market Center will execute or deliver an inbound ITS Commitment in accordance with applicable provisions of the Rule 5200 Series and the ITS Plan.

4709. Nasdaq Closing Cross

(a) Definitions. For the purposes of this rule the term:

(1) "Imbalance" shall mean the number of shares of buy or sell MOC or LOC orders that cannot be matched with other MOC or LOC or IO order shares at a particular price at any given time.

(2) "Imbalance Only Order" or "IO" shall mean an order to buy or sell at a specified price or better that may be executed only during the Nasdaq Closing Cross and only against MOC or LOC orders. IO orders can be entered between 3:30 p.m. and 3:59:59 p.m., but they cannot be modified after 3:50:00 except to increase the number of shares or to increase (decrease) the buy (sell) limit price. IO orders can be cancelled between 3:50:00 p.m. and 3:55:00 p.m. only by requesting Nasdaq to correct a legitimate error (e.g., side, size, symbol, price or duplication of an order). IO orders cannot be cancelled after 3:55:00 p.m. for any reason. IO sell (buy) orders will only execute at or above (below) the 4:00:00 Nasdaq Market Center offer (bid). All IO orders must be available for automatic execution.

(3) "Limit On Close Order" or "LOC" shall mean an order to buy or sell at a specified price or better that is to be executed only during the Nasdaq Closing Cross. LOC orders can be entered, cancelled, and corrected between 9:30:01 a.m. and 3:50:00 p.m.. LOC orders can be cancelled between 3:50:00 p.m. and

3:55:00 p.m. only by requesting Nasdaq to correct a legitimate error (e.g., side, size, symbol, price or duplication of an order). LOC orders cannot be cancelled after 3:55:00 p.m. for any reason. LOC Orders will execute only at the price determined by the Nasdaq Closing Cross. All LOC orders must be available for automatic execution.

(4) "Market on Close Order" shall mean an order to buy or sell at the market that is to be executed only during the Nasdaq Closing Cross. MOC orders can be entered, cancelled, and corrected between 9:30:01 a.m. and 3:50:00 p.m. MOC orders can be cancelled between 3:50:00 p.m. and 3:55:00 p.m. only by requesting Nasdaq to correct a legitimate error (e.g., side, size, symbol, price or duplication of an order). MOC orders cannot be cancelled after 3:55:00 p.m. for any reason. MOC orders will execute only at the price determined by the Nasdaq Closing Cross. All MOC orders must be available for automatic execution.

(5) "Nasdaq Closing Cross" shall mean the process for determining the price at which orders shall be executed at the close and for executing those orders.

(6) "Order Imbalance Indicator" shall mean a message disseminated by electronic means containing information about MOC, LOC, and IO orders and the price at which those orders would execute at the time of dissemination.

(b) Order Imbalance Indicator. Beginning at 3:50 p.m., Nasdaq shall disseminate by electronic means an Order Imbalance Indicator every 30 seconds until 3:55, and then beginning at 3:55 every 15 seconds until 3:59, and then beginning at 3:59 every 5 seconds until market close. The Order Imbalance Indicator shall contain the following real time information:

(1) the number of shares represented by MOC, LOC, and IO orders that are paired at a single price that is at or within the current Nasdaq Market Center inside.

(2) the size of any Imbalance;

(3) the buy/sell direction of any Imbalance; and

(4) indicative prices at which the Nasdaq Closing Cross would occur if the Nasdaq Closing Cross were to occur at that time and the percent by which the indicative prices are outside the then current Nasdaq Market Center best bid or best offer, whichever is closer. The indicative prices will be:

(A) The price at which the MOC, LOC, and IO orders in the Nasdaq Closing Book would execute, and

(B) The price at which both the MOC, LOC, and IO orders and all executable orders in the Nasdaq Market Center (excluding volume that is available only by order delivery) would execute.

(C) If no price satisfies subparagraph (A) or (A) and (B) above, Nasdaq will disseminate the phrase "market buy" or "market sell".

(c) Processing of Nasdaq Closing Cross.

(1) The Nasdaq Closing Cross will begin at 4:00:00, and after hours trading will commence when the Nasdaq Closing Cross concludes.

(2) The Nasdaq Closing Cross will occur at the price that

(A) maximizes the number of shares executed. If more than one such price exists, the Nasdaq Closing Cross shall occur at the price that:

(B) minimizes any Imbalance. If more than one such price exists, the Nasdaq Closing Cross shall occur at the price that:

(C) minimizes the distance from the 4:00:00 Nasdaq Market Center bid-ask midpoint.

(D) If the Nasdaq Closing Cross price established by subparagraphs (A) through (C) above is outside the benchmarks established by Nasdaq by a threshold amount, the Nasdaq Closing Cross will occur at a price within the threshold amounts that best satisfies the conditions of subparagraphs (A) through (C) above. Nasdaq management shall set and modify such benchmarks and thresholds from time to time upon prior notice to market participants.

(3) If the Nasdaq Closing Cross price is selected and fewer than all MOC, LOC and IO orders and fewer than all continuous orders that are available for automatic execution in the Nasdaq Market Center would be executed, orders will be executed at the Nasdaq Closing Cross price in the following priority:

(A) MOC orders, with time as the secondary priority;

(B) LOC orders, limit orders, IO orders, displayed quotes and reserve interest priced more aggressively than the Nasdaq Closing Cross price;

(C) LOC orders, IO Orders displayed interest of limit orders, and displayed interest of quotes at the Nasdaq Closing Cross price with time as the secondary priority;

(D) Reserve interest at the Nasdaq Closing Cross price with time as the secondary priority; and

(E) Unexecuted MOC, LOC, and IO orders will be canceled.

(4) All orders executed in the Nasdaq Closing Cross will be executed at

the Nasdaq Closing Cross price, trade reported with SIZE as the contra party, and disseminated via the consolidated tape. The Nasdaq Closing Cross price will be the Nasdaq Official Closing Price for stocks that participate in the Nasdaq Closing Cross.

(5) Auxiliary Procedures. When significant trading volume is expected at the close of regular hours, Nasdaq may apply auxiliary procedures for the Closing Cross to ensure a fair and orderly market. The determination to implement auxiliary procedures for the Closing Cross shall be made by the President of Nasdaq or any Executive Vice President designated by the President. Nasdaq shall inform market participants of such auxiliary procedures as far in advance as practicable. Auxiliary procedures shall include:

(i) Setting an earlier time or times for the end of the order entry periods set forth in paragraph (a) for IO, MOC, and LOC orders. Nasdaq may end the order entry period as early as 3:40 p.m.

(ii) Setting an earlier time for the order modification and cancellation periods in paragraph (a) for IO, MOC, and LOC orders. Nasdaq may end the order modification and cancellation periods as early as 3:40 p.m.

(iii) Setting an earlier time for the dissemination times and frequencies set forth in paragraph (b) for the Order Imbalance Indicator. Nasdaq may begin disseminating the Order Imbalance Indicator as early as 3:40 p.m. and may increase or decrease the frequency with which the Order Imbalance Indicator is disseminated.

(iv) Adjusting the threshold values set forth in subparagraph (c)(2)(D) to no greater than 20 percent.

4710. Participant Obligations in the Nasdaq Market Center

(a) Registration

Upon the effectiveness of registration as a Nasdaq Market Maker, Nasdaq ECN, ITS/CAES Market Maker or Order Entry Firm, the Nasdaq Market Center Participant may commence activity within the Nasdaq Market Center. The extent of participation in Nasdaq by an Order Entry Firm shall be determined solely by the firm in the exercise of its ability to enter orders into the Nasdaq Market Center.

(b) Nasdaq Market Center Orders

(1) General Provisions -- A Quoting Market Participant in a Nasdaq Market Center eligible security, as well as Order Entry Firms, shall be subject to the following requirements for Nasdaq Market Center Orders:

(A) Obligations - For each Nasdaq Market Center eligible security in which it is registered, a Quoting Market Participant must accept and execute individual Nasdaq Market Center Orders against its quotation, in an amount equal to or smaller than the combination of the Displayed Quote/Order and Reserve Size (if applicable) of such Quote/Order, when the Quoting Market Participant is at the best bid/best offer in the Nasdaq Market Center. This obligation shall also apply to the Non-Attributable Quotes/Orders of Order Entry Firms. Quoting Market Participants, and Order Entry Firms, shall participate in the Nasdaq Market Center as follows:

(i) Nasdaq Market Makers, Nasdaq Auto-Ex ECNs, and Order Entry Firms to the extent they enter a Non-Attributable Quote/Order shall participate in the automatic-execution functionality of the Nasdaq Market Center, and shall accept the delivery of an execution up to the size of the participant's Displayed Quote/Order and Reserve Size.

(ii) ITS/CAES Market Makers may elect to participate in the order delivery or the automatic execution functionality of the Nasdaq Market Center. ITS/CAES Market Makers that elect automatic execution shall accept the delivery of an execution up to the size of the participant's Displayed Quote/Order and Reserve Size. ITS/CAES Market Makers that elect order delivery shall accept the delivery of an order up to the size of the ITS/CAES Market Maker's Displayed Quote/Order and Reserve Size. ITS/CAES Market Maker that elect order delivery shall be required to execute the full size of such order (even if the delivered order is a mixed lot or odd lot) unless that interest is no longer available in the ITS/CAES Market Maker's system, in which case the ITS/CAES Market Maker is required to execute in a size equal to the remaining amount of trading interest available in the ITS/CAES Market Maker's system.

(iii) Nasdaq Order-Delivery ECNs shall participate in the order-delivery functionality of the Nasdaq Market Center, and shall accept the delivery of an order up to the size of the Nasdaq Order-Delivery ECN's Displayed Quote/Order and Reserve Size. The Nasdaq Order-Delivery ECN shall be required to execute the full size of such order (even if the delivered order is a mixed lot or odd lot) unless that interest is no longer available in the ECN, in which case the ECN is required to execute in a size equal to the remaining amount of trading interest available in the ECN.

(iv) UTP Exchanges that choose to participate in the Nasdaq Market Center shall do so as described in subparagraph (f) of this rule and as otherwise described in the Nasdaq Market Center rules and the UTP Plan.

(B) Processing of Nasdaq Market Center Orders - Upon entry of a Nasdaq Market Center Order into the system, the Nasdaq Market Center will ascertain who the next Quoting Market Participant or Order Entry Firm in queue to receive an order is and shall deliver an execution to Quoting Market Participants or Order Entry Firms that participate in the automatic-execution functionality of the system, or shall deliver a Liability Order to Quoting Market Participants that participate in the order-delivery functionality of the system. Nasdaq Market Center Orders entered into the Nasdaq Market Center system shall be delivered to or automatically executed against Quoting Market Participants' or Order Entry Firms' Displayed Quotes/Orders and Reserve Size, in strict price/time priority, as described in the algorithm contained in subparagraph (b)(1)(B)(i) of this rule. The individual time priority of each Quote/Order submitted to the Nasdaq Market Center shall be assigned by the system based on the date and time such Quote/Order was received. Remainders of Quote/Orders reduced by execution, if retained by the system, shall retain the time priority of their original entry. For purposes of the execution algorithms described in paragraphs (i), (ii) and (iii) below, "Displayed Quotes/Orders" shall also include any odd-lot, odd-lot portion of a mixed-lot, or any odd-lot remainder of a round-lot(s) reduced by execution, share amounts that while not displayed in the quotation montage of the Nasdaq Market Center, remain in system and available for execution.

(i) Execution Algorithm - Price/Time Priority -- The system will execute Quotes/Orders in strict price/time priority within Nasdaq, and will attempt to access interest in the system in the following priority and order:

a. Displayed Quotes/Orders of Nasdaq Market Makers, ITS/CAES Market Makers, and Nasdaq ECNs, displayed Non-Attributable Quotes/Orders of Order Entry Firms, and displayed non-attributable agency Quotes/Orders of UTP Exchanges (as permitted by subparagraph (e) of this rule), in time priority among such participants' Quotes/Orders;

b. Reserve Size of Nasdaq Quoting Market Participants and Order Entry Firms, in time priority among such participants' Quotes/Orders; and

c. Principal Quotes/Orders of UTP Exchanges, in time priority among such participants' Quotes/Orders.

(ii) Exceptions -- The following exceptions shall apply to the above execution parameters:

a. Nasdaq Quoting Market Participants and Order Entry Firms can use the anti-internalization qualifier (AIQ) Quote/Order flag containing the "Y" value to deviate from time priority as follows:

Y – when the Y value is selected, the system will execute the flagged Quote/Order solely against attributable and non-attributable quotes/orders (displayed and reserve) of Quoting Market Participants and Order Entry Firms other than the party entering the AIQ "Y" flagged Quote/Order. If the only available trading interest is that of the same party that entered the AIQ "Y" flagged Quote/Order, the system will not execute at an inferior price level, and will instead return the latest entered of those interacting Quote/Orders (or unexecuted portions thereof) to the entering party or route the Quote/Order to another market as set out in Rule 4714 if the Quote/Order is marked for routing; provided, however, that in the case of a Discretionary Order interacting with a bid/offer entered by the system pursuant to Rule 4710(b)(5), the Discretionary Order (or unexecuted portions thereof) will be returned.

b. Reserved

c. If a Nasdaq Market Center Participant enters a Quote or Nasdaq Market Center Order that would result in the Nasdaq Market Center either: 1) delivering an execution to a Quoting Market Participant(s) or an Order Entry Firm that participates in the automatic-execution functionality of the system at a price substantially away from the current inside bid/offer in that security; or 2) delivering a Liability Order to a Quoting Market Participant(s) that participates in the order-delivery functionality of the system at a price substantially away from the current inside bid/offer in that security, the system shall instead process only those portions of the order that will not result in either an execution or delivery at a price substantially away from the current inside best bid/offer in the security and return the remainder to the entering party. For purposes of this subsection only, an execution or delivery based on a sell order shall be deemed to be substantially away from the current inside bid if it is to be done at a price lower than a break-price established by taking the inside bid, reducing it by 10% of the bid's value, and then subtracting $0.01. For example, in a stock with a current inside bid of $10.00, the maximum price at which a single sell order could be executed would be $8.99

calculated as follows: ($10.00 - ($10.00 x .10 e.g. $1) - $.01 = $8.99). For offers, an execution or delivery based on a buy order shall be deemed to be substantially away from the current inside offer if it is done a price higher than a break-price established by taking the inside offer, adding 10% of the offer's value to it, and then adding $0.01. For example, in a stock with a current inside offer of $10.00, the highest price at which a single sell order could be executed would be $11.01 calculated as follows: ($10.00 + ($10.00 x .10 e.g. $1) + $.01 = $11.01. This subsection shall not apply to ITS commitments received from ITS Exchanges or to orders based on such ITS commitments.

d. An Auto-Ex Order in a Nasdaq-listed security that is designated IOC will interact solely with the Quotes/Orders of Nasdaq Market Center Participants that participate in the automatic execution functionality of the Nasdaq Market Center and that do not charge a separate quote-access fee to Nasdaq Market Center Participants accessing their Quotes/Orders through the Nasdaq Market Center ("Auto-Ex Eligible Participants"). An IOC Auto-Ex Order will not interact with the Quote/Order of an Auto-Ex Eligible Participant if the Quote/Order of a Nasdaq Market Center Participant that is not an Auto-Ex Eligible Participant is priced better than the Quote/Order of any Auto-Ex Eligible Participant at that time. An IOC Auto-Ex Order (or an unexecuted portion thereof) will be cancelled if it cannot be immediately executed.

Upon entry into the Nasdaq Market Center, a Postable Auto-Ex Order will be processed in the same manner as an IOC Auto-Ex Order; provided, however, that if the Postable Auto-Ex Order includes discretionary prices, the order will be processed in the same manner as a Discretionary Order, but will interact solely with the Quotes/Orders of Auto-Ex Eligible Participants and will not interact with the Quote/Order of an Auto-Ex Eligible Participant if the Quote/Order of a Nasdaq Market Center Participant that is not an Auto-Ex Eligible Participant is priced better than the Quote/Order of any Auto-Ex Eligible Participant at that time. Any portion of a Postable Auto-Ex Order that cannot be immediately executed will be displayed, unless it would lock or cross the Quote/Order of a Nasdaq Market Center Participant that is not an Auto-Ex Eligible Participant, in which case the Postable Auto-Ex Order (or any unexecuted portion thereof) will be cancelled. Depending on the functionality specified by the Nasdaq Market Center Participant entering the order, a Postable Auto-Ex Order that is displayed will have the same characteristics and be subject to the same rules as a regular limit order or a Discretionary Order.

For purposes of this subclause d., any displayed Discretionary Order that may be executed against (or delivered to) an Auto-Ex Order at a price in the Discretionary Order's discretionary price range will be deemed to have been entered by an Auto-Ex Eligible Participant.

e. If a Nasdaq Market Center Market Participant enters a Discretionary Order, the Discretionary Order shall first be executed against (or delivered in an amount equal to) the Quotes/Orders and Reserve Size of Nasdaq Market Center Participants (including displayed Discretionary Orders at their displayed prices) in conformity with this rule and subject to any applicable exceptions. If the full size of the incoming Discretionary Order cannot be executed at its displayed price, the order may also be executed against (or delivered in an amount equal to) the Quotes/Orders and Reserve Size of Nasdaq Market Center Participants within the incoming Discretionary Order's discretionary price range (including displayed Discretionary Orders at their displayed prices), in conformity with this rule and subject to any applicable exception. If the full size of the incoming Discretionary Order cannot be executed in this manner, the order may also be executed by (or receive delivery of) displayed Discretionary Orders with discretionary price ranges that overlap with the incoming Discretionary Order's discretionary price range, in conformity with this rule and subject to any applicable exception. The unexecuted portion of a Discretionary Order will then be retained by Nasdaq Market Center for potential display in conformity with Rule 4707(b). To the extent a Discretionary Order designated for routing is not executed in full in accordance with the procedures described above upon submission to the Nasdaq Market Center the order shall be routed as set out in Rule 4714.

When a Discretionary Order is displayed as a Quote/Order, Nasdaq Market Center Orders or Quotes/Orders entered at the displayed price (including incoming Discretionary Orders with a displayed or discretionary price equal to the displayed Discretionary Order's displayed price) may be executed against (or delivered to) the displayed Discretionary Order, and market orders may be executed against (or delivered to) the displayed Discretionary Order when its displayed price is at the inside. Nasdaq Market Center Orders or Quotes/Orders (other than Discretionary Orders) entered at a price within the displayed Discretionary Order's discretionary price range may be executed by (or receive delivery of) the displayed Discretionary Order at the price of the incoming Nasdaq Market Center Orders or Quote/Order if there are no displayed Quotes/Orders at that price or better. Incoming Discretionary Orders with a discretionary price range that overlaps with the displayed Discretionary Order's discretionary price range may be executed by (or receive delivery of) the displayed Discretionary Order at the overlapping price most favorable to the displayed Discretionary Order. A displayed Discretionary Order that may be executed at a price in its discretionary price range will execute against Nasdaq Market Center Orders and Quotes/Orders entered by Nasdaq Market Center Participants in the automatic execution functionality of the Nasdaq Market Center, and will be delivered to Nasdaq Market Center Orders and Quotes/Orders entered by Nasdaq Order-Delivery ECNs.

For purposes of determining execution priority, the price priority of a displayed Discretionary Order will be based on its displayed price when it may be executed at its displayed price. When displayed Discretionary Orders may be executed at prices within their discretionary price ranges, their price priority vis-à-vis one another will be based on their most aggressive discretionary prices, and their price priority vis-à-vis Quotes/Orders that are not Discretionary Orders will be based upon the price at which they are executable.

f. A Fill or Return order in an ITS Security will be executed solely by the Nasdaq Market Center at the best bid/best offer, without delivering the order to an ITS Exchange. The Nasdaq Market Center will, if necessary, execute against interest at successive price levels.

g. Nasdaq Market Center Orders marked for routing shall be processed in accordance with Rule 4714.

(C) Decrementation Procedures -- The size of a Quote/Order displayed in the order display service and/or the quotation montage of the Nasdaq Market Center will be decremented upon the delivery of a Liability Order or the delivery of an execution of a Nasdaq Market Center Order in an amount equal to the system-delivered order or execution.

(i) If a Nasdaq Auto-Ex ECN has its bid or offer Attributable Quote/Order and Reserve Size decremented to zero without transmission of another Attributable Quote/Order to the Nasdaq Market Center, the system will zero out the side of the quote that is exhausted. If both the bid and offer are decremented to zero without transmission of a revised Attributable Quote/Order, the ECN will be placed into an excused withdrawal state until the ECN transmits to the Nasdaq Market Center a revised Attributable Quote/Order.

(ii) If a Nasdaq Order-Delivery ECN declines or partially fills a Nasdaq Market Center Order without immediately transmitting to Nasdaq a revised Attributable Quote/Order that is at a price inferior to the previous price, or if a Nasdaq Order-Delivery ECN fails to respond in any manner within 30 seconds of order delivery, the system will cancel the delivered order and send the order (or remaining portion thereof) back into the system for immediate delivery to the next eligible Quote/Order in queue. The system then will zero out those ECN Quote/Orders to which the order was delivered. If there are no other Quote/Orders at the declined price level, the ECN's quote on that side of the market will remain at zero until the ECN transmits to Nasdaq a revised Attributable Quote/Order. If both the bid and offer are zeroed out, the ECN will be placed into an excused withdrawal state until the ECN transmits to the Nasdaq Market Center a revised Attributable Quote/Order.

(iii) If a Nasdaq ECN's Quote/Order has been zeroed out or if the ECN has been placed into excused withdrawal as described in subparagraphs (b)(1)(C)(i) and (ii) of this rule, the system will continue to access the ECN's Non-Attributable Quotes/Orders that are in the Nasdaq Market Center, as described in Rule 4707 and subparagraph (b) of this rule.

(iv) If a Nasdaq ECN regularly fails to meet a 5-second response time (as measured by the ECN's Service Delivery Platform) over a period of orders, such that the failure endangers the maintenance of a fair and orderly market, Nasdaq will place that ECN's quote in a closed-quote state. Nasdaq will lift the closed-quote state when the Nasdaq ECN certifies that it can meet the 5-second response time requirement with regularity sufficient to maintain a fair and orderly market.

(v) ITS/CAES Market Makers

a. If an ITS/CAES Market Maker declines or partially fills a Nasdaq Market Center Order without immediately transmitting to Nasdaq a revised Attributable Quote/Order that is at a price inferior to the previous price, or if that ITS/CAES Market Maker fails to respond in any manner within 5 seconds of order delivery, the system will cancel the delivered order and send the order (or remaining portion thereof) back into the system for immediate delivery to the next Quoting Market Participant in queue.

b. If the bid side of the ITS/CAES Market Maker's Quote/Order is zeroed out, the system then will automatically establish a bid of $0.01 for 100 shares. If the offer side of the ITS/CAES Market Maker's Quote/Order is zeroed out, the system then will automatically establish an offer of two times the system best bid plus $0.01 and offer for 100 shares.

c. If an ITS/CAES Market Maker regularly fails to meet a 5-second response time (as measured by the ITS/CAES Market Maker's Service Delivery Platform) over a period of orders, such that the failure endangers the maintenance of a fair and orderly market, Nasdaq will place that ITS/CAES Market Maker's quote in a closed-quote state. Nasdaq will lift the closed-quote state when the ITS/CAES Market Maker certifies that it can meet the 5-second response time requirement with regularity sufficient to maintain a fair and orderly market.

(2) Refresh Functionality

(A) Reserve Size Refresh -- Once a Nasdaq Quoting Market Participant's or Order Entry Firm's Displayed Quote/Order size on either side of the market in the security has been decremented to an amount less than one normal unit of trading due to Nasdaq Market Center processing, Nasdaq will refresh the displayed size out of Reserve Size to a size-level designated by the Nasdaq Quoting Market Participant or Order Entry Firm, or in the absence of such size-level designation, to the automatic refresh size. The amount of shares taken out of reserve to refresh display size shall be added to any shares remaining in the Displayed Quote/Order and shall be of an amount that when combined with the number of shares remaining in the Nasdaq Quoting Market Participant's Displayed Quote/Order before it is refreshed will equal the displayed size-level designated by the Nasdaq Quoting Market Participant or, in the absence of such designation, to the automatic refresh size. If there are insufficient shares available to produce a Displayable Quote/Order, the Nasdaq Quoting Market Participant's Quote/Order, and any odd-lot remainders, will be refreshed, updated, or retained, in conformity with Rules 4707 and 4710 as appropriate. To utilize the Reserve Size functionality, a minimum of 100 shares must initially be displayed in the Nasdaq Quoting Market Participant's or Order Entry Firms Displayed Quote/Order, and the Displayed Quote/Order must be refreshed to at least 100 shares. This functionality will not be available for use by UTP Exchanges.

(B) Auto Quote Refresh ("AQR") -- Once a Nasdaq Market Maker's or ITS/CAES Market Maker's Displayed Quote/Order size and Reserve Size on either side of the market in the security has been decremented to an amount less than one normal unit of trading due to Nasdaq Market Center executions, the Nasdaq Market Maker or ITS/CAES Market Maker may elect to have The Nasdaq Stock Market refresh the market maker's quotation as follows:

(i) Nasdaq will refresh the market maker's quotation price on the bid or offer side of the market, whichever is decremented to an amount less than a normal unit of trading, by a price interval designated by the Nasdaq Market Maker or ITS/CAES Market Maker; and

(ii) Nasdaq will refresh the market maker's displayed size to a level designated by the Nasdaq Market Maker or ITS/CAES Market Maker, or in the absence of such size level designation, to the automatic refresh size.

(iii) This functionality shall produce an Attributable Quote/Order.

(iv) The AQR functionality described in this subparagraph shall only be available for use in connection with a Nasdaq Market Maker's or ITS/CAES Market Maker's "Legacy Quote." This functionality shall be available only to Nasdaq Market Makers or ITS/CAES Market Makers.

(3) Entry of Locking/Crossing Quotes/Orders - The system shall process locking/crossing Quotes/Orders as follows:

(A) Locked/Crossed Quotes/Orders During Market Hours -- If during market hours, a participant enters into the Nasdaq Market Center a

Quote/Order that will lock/cross the market (as defined in Nasdaq Rule 4613(e)or in Nasdaq Rule 5263(a) or (b)), the system will not display the Quote/Order as a quote in Nasdaq; instead the system will treat the Quote/Order as a marketable limit order and enter it into the system as an Nasdaq Market Center Order for processing (consistent with subparagraph (b) of this rule) as follows:

(i) For locked-market situations, the order will be routed to the Quoting Market Participant or Order Entry Firm next in queue who would be locked, and the order will be executed (or delivered for execution) at the lock price;

(ii) For crossed-market situations, the order will be entered into the system and routed to the next Quoting Market Participants or Order Entry Firms in queue who would be crossed, and the order will be executed (or delivered for execution) at the price of the Displayed Quote/Order that would have been crossed.

Once the lock/cross is cleared, if the participant's order is not completely filled, the system may, if consistent with the parameters of the Quote/Order, reformat the order and display it in Nasdaq as a Quote/Order on behalf of the entering Quoting Market Participant or Order Entry Firm. If an order is not eligible to be reformatted ands displayed, the Nasdaq Market Center will reject the remainder of the order back to the entering participant. In ITS Securities, orders entered by Order Entry Firms are not eligible to be reformatted and displayed.

(B) Locked/Crossed Quotes/Orders in ITS Securities at the Open--If the market in an ITS Security is locked or crossed at 9:30 a.m., Eastern Time, the Nasdaq Market Center will clear the locked and/or crossed Quotes/Order by executing (or delivering for execution) the highest bid against the lowest offer(s) against which it is marketable, at the price of the newer in time of the two quotes/orders. This process will be repeated until an un-locked and un-crossed market condition is achieved. While the Nasdaq Market Center is clearing locked or crossed market, or if a newly submitted Quote/Order would create a locked or crossed market, National Market Center will prevent a locked or crossed market from being created by holding such Quotes/Orders in queue.

(i) Exception--The following exception shall apply to the above locked/crossed processing parameters:

If an ITS/CAES Market Maker has entered a Locking/Crossing Quote/Order into the system that would become subject to the automated processing described in subparagraph (B) above, the ITS/CAES Market Maker can use the anti-internalization qualifier as set forth in Rule 4710(b) (1)(B)(ii)(a) to deviate from time priority. Order Entry Firms that enter locking/crossing Quotes/Orders also can use the anti-internalization qualifier as provided for in Rule 4710(b)(1)(B)(ii)(a) to deviate from time priority.

(4) A Nasdaq Market Maker may terminate its obligation by keyboard withdrawal (or its equivalent) from the Nasdaq Market Center at any time. However, the market maker has the specific obligation to monitor its status in the Nasdaq Market Center to assure that a withdrawal has in fact occurred. Any transaction occurring prior to the effectiveness of the withdrawal shall remain the responsibility of the market maker.

(5) If a Nasdaq Market Maker's Attributable Quote/Order is reduced to less than a round-lot amount on one side of the market due to Nasdaq Market Center executions, the Nasdaq Market Center will close the Market Maker's quote in the Nasdaq Market Center on that side of the market, and the Nasdaq Market Maker will be permitted a grace period of 30 seconds within which to take action to restore its Attributable Quote/Order, if the market maker has not authorized use of the AQR functionality or does not otherwise have an Attributable Quote/Order on both sides of the market in the system. A Nasdaq Market Maker that fails to transmit an Attributable Quote/Order in a security within the allotted time will have the exhausted side of its quotation restored by the system at a price $0.01 inferior to the lowest displayed bid price or the highest displayed offer price in that security as appropriate. If all bids and/or offers are exhausted so that there are no longer any Quote/Orders displayed on the bid and/or offer side of the market, the system will refresh a market maker's exhausted bid or offer quote to a normal unit of trading priced $0.01 inferior to the lesser of either: a) the last valid displayed inside bid/offer in the security before all such bids/offers were exhausted; or b) the market maker's last displayed bid/offer before exhaustion. If the resulting bid/offer quote would create a locked or crossed market, the Nasdaq Market Center will instead re-open the exhausted market maker's bid/offer quote at a price $0.01 inferior to the unexhausted inside bid/offer in that security. If at any time this automatic quote restoration process would result in the creation of a bid/offer of less than $0.01, the system will refresh that bid/offer to a price of $0.01. Except as provided in subparagraph (b)(6) of this rule, a Nasdaq Market Maker that withdraws from a security may not re-register in the system as a market maker in that security for twenty (20) business days.

(6) Notwithstanding the provisions of subparagraph (5) above:

(A) a Nasdaq Market Maker that obtains an excused withdrawal pursuant to Rule 4619 or an ITS/CAES Market Maker that obtains an excused withdrawal pursuant to Rule 5222 prior to withdrawing from the Nasdaq Market Center may reenter the Nasdaq Market Center according to the conditions of its withdrawal; and

(B) a Nasdaq Market Maker or ITS/CAES Market Maker that fails to maintain a clearing arrangement with a registered clearing agency or with a member of such an agency, and is thereby withdrawn from participation in the Nasdaq Market Center, may reenter the Nasdaq Market Center after a clearing arrangement has been reestablished and the market maker has complied with requirements for participation in the Nasdaq Market Center. Provided however, that if Nasdaq finds that the market maker's failure to maintain a clearing arrangement is voluntary, the withdrawal of quotations will be considered voluntary and unexcused.

(7) The Market Operations Review Committee shall have jurisdiction over proceedings brought by market makers seeking review of their removal from the Nasdaq Market Center pursuant to subparagraph (b)(5) of this rule.

(8) In the event that a malfunction in the Quoting Market Participant's equipment occurs, rendering communications with the Nasdaq Market Center inoperable, the Quoting Market Participant is obligated to immediately contact Nasdaq Market Operations by telephone to request withdrawal from the Nasdaq Market Center and a closed-quote status, and (a) if the Quoting Market Participant is a Nasdaq Market Maker, an excused withdrawal pursuant to Rule 4619, or (b) an ITS/CAES Market Maker, an excused withdrawal pursuant to Rule 5222. If withdrawal is granted, Nasdaq Market Operations personnel will enter the withdrawal notification into Nasdaq Market Center from a supervisory terminal and shall close the quote. Such manual intervention, however, will take a certain period of time for completion and, unless otherwise permitted by Nasdaq pursuant to its authority under Rule 11890, the Quoting Market Participants will continue to be obligated for any transaction executed prior to the effectiveness of the withdrawal and closed-quote status.

(c) Reserved

(d) Order Entry Firms

All entries in the Nasdaq Market Center shall be made in accordance with the procedures and requirements set forth in these rules. Orders may be entered in the Nasdaq Market Center by the Order Entry Firm through either its Nasdaq terminal or computer interface. The system will transmit to the firm on the terminal screen and printer, if requested, or through the computer interface, as applicable, an execution report generated immediately following the execution.

(e) UTP Exchanges – Direct Participation in Nasdaq Market Center

Direct participation in the Nasdaq Market Center by UTP Exchanges is voluntary. If a UTP Exchange does not participate directly in the Nasdaq Market Center, the UTP Exchange's quotes may nevertheless be accessible in accordance with Rule 4714.

A UTP Exchange may voluntarily participate in the Nasdaq Market Center System directly if it executes a Nasdaq Workstation Subscriber Agreement, as amended, for UTP Exchanges, and complies with the terms of this subparagraph (e) of this rule.

The terms and conditions of such access and participation, including available functionality and applicable rules and fees, shall be set forth in and governed by the Nasdaq Workstation Subscriber Agreement, as amended for UTP Exchanges. The Nasdaq Workstation Subscriber Agreement, as amended for UTP Exchanges may expand but shall not contract the rights and obligations set forth in these rules. Access to UTP Exchanges may be made available on terms that differ from the terms applicable to members but may not unreasonably discriminate among similarly situated UTP Exchanges. The following provisions shall apply to UTP Exchanges that choose to participate in the Nasdaq Market Center.

(1) Order Entry -- UTP Exchanges that elect to participate in the system shall be permitted to enter Nasdaq Market Center Orders into the system subject to the conditions and requirements of Rules 4706. Nasdaq Market Center Orders entered by UTP Exchanges shall be processed (unless otherwise specified) as described subparagraphs (b) and (c) of this rule.

(2) Display of UTP Exchange Quotes/Orders in Nasdaq

(A) UTP Exchange Principal Orders/Quotes -- UTP Exchanges that elect to participate in the system shall transmit to the Nasdaq Market Center a single bid Quote/Order and a single offer Quote/Order. Upon transmission of the Quote/Order to Nasdaq, the system shall time stamp the Quote/Order, which time stamp shall determine the ranking of the Quote/Order for purposes of processing Nasdaq Market Center Orders. The Nasdaq Market Center shall display the best bid and best offer Quote/Order transmitted to Nasdaq by a UTP Exchange in the Nasdaq Market Center under the MPID for the UTP Exchange, and shall also display such Quote/Order in the order display service of the Nasdaq Market Center as part of the aggregate trading interest when the UTP Exchange's best bid/best offer Quote/Order falls within the five best price levels in the Nasdaq Market Center.

(B) UTP Exchange Agency Quotes/Orders

(i) A UTP Exchange that elect to participate in the system may transmit to the Nasdaq Market Center Quotes/Orders at a single as well as multiple price levels that meet the following requirements: are not for the benefit of a broker and/or dealer that is with respect to the UTP Exchange a registered or designated market maker, dealer or specialist in the security at issue; and are designated as Non-Attributable Quotes/Orders ("UTP Agency Order/Quote").

(ii) Upon transmission of a UTP Agency Quote/Order to Nasdaq, the system shall time stamp the order, which time stamp shall determine the ranking of the Quote/Order for purposes of processing Nasdaq Market Center Orders, as described in subparagraph (b) of this rule. A UTP Agency Quote/Order shall not be displayed in the Nasdaq Market Center under the MPID for the UTP Exchange. Rather, UTP Agency Quotes/Orders shall be reflected in the order display service of the Nasdaq Market Center in the same manner in which Non-Attributable Quotes/Orders from Nasdaq Quoting Market Participants are reflected in Nasdaq, as described in Rule 4707(b)(2).

(3) Nasdaq Market Center Order Processing -- UTP Exchanges that elect to participate in the system shall be required to provide automatic execution against their Quotes/Orders for Nasdaq Quoting Market Participants and Order Entry Firms, shall accept an execution of an order up to the size of the UTP Exchange's displayed Quote/Order, and shall have Nasdaq Market Center Orders they enter into the system processed as described in subparagraph (b) of this rule.

(4) Reserved

(5) Decrementation -- UTP Exchanges shall be subject to the decrementation procedures described in subparagraph (b) of this rule.

(6) Scope of Rules - Nothing in these rules shall apply to UTP Exchanges that elect not to participate in the system.

4711. Clearance and Settlement

All transactions executed in the Nasdaq Market Center shall be cleared and settled through a registered clearing agency using a continuous net settlement system.

4712. Obligation to Honor System Trades

(a) If a Nasdaq Market Center Participant, or clearing member acting on his behalf, is reported by the Nasdaq Market Center to clearing, or shown by the activity reports generated by the Nasdaq Market Center as constituting a side of a System trade, such Nasdaq Market Center Participant, or clearing member acting on his behalf, shall honor such trade on the scheduled settlement date.

(b) Nasdaq shall have no liability if a Nasdaq Market Center Participant, or a clearing member acting on his behalf, fails to satisfy the obligations in paragraph (a).

4713. Compliance with Rules and Registration Requirements

(a) Failure by a Nasdaq Market Center Participant to comply with any of the rules or registration requirements applicable to the Nasdaq Market Center identified herein shall subject such Nasdaq Market Center Participant to censure, fine, suspension or revocation of its registration as an Nasdaq Market Maker, ITS/CAES Market Maker, Order Entry Firm, and/or Nasdaq ECN or any other fitting penalty under the Rules of Nasdaq.

(b) (1) If a Nasdaq Market Center Participant fails to maintain a clearing relationship as required under paragraphs (a)(2), (c)(2), or (d)(3) of Rule 4705, it shall be removed from the Nasdaq Market Center until such time as a clearing arrangement is reestablished.

(2) A Nasdaq Market Center Participant that is not in compliance with its obligations under paragraphs (a)(2), (c)(2), or (d)(3) of Rule 4705 shall be notified when Nasdaq exercises it authority under paragraph (b)(1) of Rule 4713.

(3) The authority and procedures contained in paragraph (b) do not otherwise limit Nasdaq's authority, contained in other provisions of Nasdaq's rules, to enforce its rules or impose any fitting sanction.

4714. Routing – Nasdaq-Listed Securities

If a Nasdaq Market Center Order for a Nasdaq-listed security is not executed in its entirety in the Nasdaq Market Center and such order is designated for routing, the order (or the unfilled portion thereof — referred to hereinafter as an "order") shall be processed as follows:

(a) The order shall be routed to those markets accessible through the Nasdaq Market Center router that are displaying quotes priced better than the Quotes/Orders available in the Nasdaq Market Center as a limit order. Routed orders shall be executed pursuant to the rules and regulations of the destination market.

(b) In the event an order routed from the Nasdaq Market Center to another market is not executed in its entirety, the remaining portion of the order shall be returned to the Nasdaq Market Center and shall be eligible for execution, or re-routing, if marketable. A market order that is converted to a limit order for routing will become a market order again upon return to the Nasdaq Market Center.

(c) In the event an order becomes non-marketable while it is in the execution queue, or the order is not marketable upon return to Nasdaq, the order shall be included in the Nasdaq Market Center book (if consistent with the order's time in force condition) in accordance with the time priority established by the time-stamp assigned to the order when it was initially submitted to the Nasdaq Market Center. Once an order is placed in the Nasdaq Market Center book it shall not be routed outside the Nasdaq Market Center.

(d) An order that has been routed to another market shall have no time standing in the Nasdaq Market Center execution queue relative to other orders in the Nasdaq Market Center. A request from a Nasdaq Market Center Participant to cancel an order while it is outside the Nasdaq Market Center shall be processed subject to the applicable rules of the market to which the order has been routed.

(e) Orders shall not be routed to other markets during the Nasdaq Market Center Opening and Closing Crosses, as described in Rules 4704 and 4709.

(f) Orders shall not be routed to other markets at prices that exceed the execution price governors described in Rule 4710(b)(1)(B)(ii)(c).

4715. Adjustment of Open Quotes and/or Orders

The Nasdaq Market Center will automatically adjust the price and/or size of open quotes and/or orders in all Nasdaq Market Center eligible securities (unless otherwise noted) resident in the system in response to issuer corporate actions related to a dividend, payment or distribution, on the ex-date of such actions, except where a cash dividend or distribution is less than one cent ($0.01), as follows:

(a) Quotes - All bid and offer side quotes shall be purged from the system.

(b) Sell Orders - Sell side orders in Nasdaq-listed and NYSE-listed securities shall not be adjusted by the system and must be modified, if desired, by the entering party, except for reverse splits where such sell side orders shall be purged from the system. Sell side orders in Amex-listed securities shall be adjusted in accordance with the procedures set forth below for Buy Orders in the event of a Stock Dividend or Stock Split.

(c) Buy Orders - Buy side orders shall be adjusted by the system based on the particular corporate action impacting the security (i.e. cash dividend, stock dividend, both, stock split, reverse split) as set forth below:

(1) Odd lot orders in ITS Securities that result from partial execution rather than order entry shall be canceled rather than adjusted.

(2) Cash Dividends: Buy side order prices shall be first reduced by the dividend amount and the resulting price will then be rounded down to the nearest penny unless marked "Do Not Reduce".

(3) Stock Dividends and Stock Splits: Buy side order prices shall be determined by first rounding up the dollar value of the stock dividend or split to the nearest penny. The resulting amount shall then be subtracted from the price of the buy order. Unless marked "Do Not Increase", the size of the order shall be increased by first, (A) multiplying the size of the original order by the numerator of the ratio of the dividend or split, then (B) dividing that result by the denominator of the ratio of the dividend or split, then (C) rounding that result to the next lowest share.

(4) Dividends Payable in Either Cash or Securities at the Option of the Stockholder: Buy side order prices shall be reduced by the dollar value of either the cash or securities, whichever is greater. The dollar value of the cash shall be determined using the formula in paragraph (1) above, while the dollar value of the

securities shall be determined using the formula in paragraph (2) above. If the stockholder opts to receive securities, the size of the order shall be increased pursuant to the formula in subparagraph (2) above.

(5) Combined Cash and Stock Dividends/Split: In the case of a combined cash dividend and stock split/dividend, the cash dividend portion shall be calculated first as per section (1) above, and stock portion thereafter pursuant to sections (2) and/or (3) above.

(6) Reverse Splits: All orders (buy and sell) shall be cancelled and returned to the entering firm.

(d) Open buy and sell orders that are adjusted by the system pursuant to the above rules, and that thereafter continuously remain in the system, shall retain the time priority of their original entry.

4719. Anonymity

(a) Pre-Trade Anonymity

(1) With the exception of those transactions described in paragraph (a)(2) below, the identity of the member submitting a Non-Attributable Quote/Orders seeking pre-trade anonymity will remain anonymous until execution, at which time the member's identity will be revealed to its contra party.

(2) A Non-Attributable Quote/Order seeking pre-trade anonymity will be processed on a fully anonymous basis in accordance with paragraph (b) below when it matches and executes against a Non-Attributable Quote/Order seeking full anonymity.

(b) Full Anonymity

(1) Transactions executed in the Nasdaq Market Center in which at least one member submits a Non-Attributable Quote/Order seeking full anonymity will be processed anonymously. The transaction reports will indicate the details of the transactions, but will not reveal contra party identities.

(2) (A) The processing described in paragraph (b)(1) shall not apply to transactions executed in the Nasdaq Market Center when the member whose Quote/Order is decremented is an Order-Delivery ECN that charges an access fee.

(B) Except as required to comply with the request of a regulator, or as ordered by a court or arbitrator, Order-Delivery ECNs shall not disclose the identity of the member that submitted a Non-Attributable Quote/Order that decremented the Order-Delivery ECN's Quote/Order.

(3) Nasdaq will reveal a member's identity in the following circumstances:

(A) when the National Securities Clearing Corporation ("NSCC") ceases to act for a member, or the member's clearing firm, and NSCC determines not to guarantee the settlement of the member's trades;

(B) for regulatory purposes or to comply with an order of an arbitrator or court; or

(C) on risk management reports provided to the member's contra parties each day after 4:00 p.m., which disclose trading activity on an aggregate dollar value basis.

(4) Nasdaq will reveal to a member, no later than the end of the day on the date an anonymous trade was executed, when the member's Quote/Order has been decremented by another Quote/Order submitted by that same member.

(5) (A) In order to satisfy members' record keeping obligations under SEC Rules 17a-3(a)(1) and 17a-4(a), Nasdaq shall, with the exception of those circumstances described in subparagraph (B) below, retain for the period specified in Rule 17a-4(a) the identity of each member that executes a fully anonymous transaction described in paragraph (b) of Rule 4719. The information shall be retained in its original form or a form approved under Rule 17a-6.

(B) In the situations described in paragraphs (b)(2) or (b)(4) of Rule 4719, the member retains the obligation to comply with Rules 17a-3(a)(1) and 17a-4(a) because it possesses the identity of its contra party.

4800. PROCEDURES FOR REVIEW OF NASDAQ LISTING DETERMINATIONS

4810. Purpose and General Provisions

(a) The purpose of this Rule 4800 Series is to provide procedures for the independent review of determinations of Nasdaq that prohibit or limit the listing of an issuer's securities on Nasdaq based upon Nasdaq Rules, as set forth in the Rule 4000 Series. Securities of issuers that do not meet the quantitative or qualitative listing standards set forth in the Rule 4000 Series are subject to delisting from, or denial of initial listing on, Nasdaq.

(b) An issuer may file a written request for an extension of time to comply with any of the standards set forth in the Rule 4000 Series or an exception to those standards at any time during the pendency of a proceeding under the Rule 4800 Series. Nasdaq may grant extensions or exceptions where it deems appropriate.

(c) At each level of a proceeding under the Rule 4800 Series, the Listing Qualifications Panel (as defined in Rule 4830), Nasdaq Listing and Hearing Review Council (the "Listing Council"), or the Nasdaq Board of Directors (the "Nasdaq Board"), as part of its respective review, may request additional information from the issuer. The issuer will be afforded an opportunity to address the significance of the information requested.

(d) At each level of a proceeding under the Rule 4800 Series, the Listing Qualifications Panel, Listing Council, or Nasdaq Board, as part of its respective review, may consider the issuer's bid price, market makers or any information that the issuer releases to the public, including any additional quantitative deficiencies reflected in the released information.

(e) At each level of a proceeding under the Rule 4800 Series, the Listing Qualifications Panel, Listing Council, or Nasdaq Board, as part of its respective review, may consider any failure to meet any quantitative standard or qualitative consideration set forth in the Rule 4000 Series, including failures previously not considered in the proceeding. The Listing Council or the Nasdaq Board, as part of its respective review, may also consider any action by an issuer during the review process that would have constituted a violation of Nasdaq's corporate governance requirements had the issuer's securities been listed on Nasdaq at the time. The issuer will be afforded notice of such consideration and an opportunity to respond. Furthermore, the issuer may be subject to additional or more stringent criteria for the initial or continued listing of particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

4815. Written Notice of Staff Determination

(a) If the Listing Qualifications Department or the Listing Investigations Department reaches a determination (the "Staff Determination") to limit or prohibit the initial or continued listing of an issuer's securities, it will notify the issuer, describe the specific grounds for the determination, identify the quantitative standard or qualitative consideration set forth in the Rule 4000 Series that the issuer has failed to satisfy, and provide notice that upon request the issuer will be provided an opportunity for a hearing under this Rule 4800 Series. If the issuer does not request a hearing within the period specified in Rule 4820, the securities of the issuer will be suspended and Nasdaq will submit an application to the Securities and Exchange Commission to strike the security from listing. A copy of such application will be furnished to the issuer in accordance with Section 12 of the Act and the rules thereunder.

(b) An issuer that receives a Staff Determination to prohibit continued listing of the issuer's securities under Rule 4815(a) shall make a public announcement through the news media disclosing the receipt of the Staff Determination, including the Rule(s) upon which the Staff Determination was based. Prior to the release of the public announcement, an issuer shall provide such disclosure to Nasdaq's StockWatch and Listing Qualifications Departments.[15] The public announcement shall be made as

[15] Notification may be provided to the StockWatch section of Nasdaq's MarketWatch Department at 1-800-537-3929 or (240) 386-6046 (telephone), (240) 386-6047 (facsimile) and to the Hearings Department of Nasdaq's Listing Qualifications

promptly as possible, but not more than seven calendar days following receipt of the Staff Determination.

4820. Request for Hearing

(a) An issuer may, within seven calendar days of the date of the Staff Determination, request either a written or oral hearing to review the Staff Determination. Requests for hearings should be filed with The Nasdaq Office of Listing Qualifications Hearings (the "Hearings Department"). A request for a hearing shall stay the delisting action pending the issuance of a written determination by a Listing Qualifications Panel. If no hearing is requested within the seven calendar day period, the right to request review is waived, and the Staff Determination shall take immediate effect. All hearings shall be held before a Listing Qualifications Panel as described in Rule 4830. All hearings shall be scheduled, to the extent practicable, within 45 days of the date that the request for hearing is filed, at a location determined by the Hearings Department. The Hearings Department shall make an acknowledgment of the issuer's hearing request stating the date, time, and location of the hearing, and the deadline for written submissions to the Listing Qualifications Panel. The issuer shall be provided at least 10 calendar days notice of the hearing unless the issuer waives such notice.

(b) The issuer may file a written submission with the Hearings Department stating the specific grounds for the issuer's contention that the Staff Determination was in error or requesting an extension of time to comply with the listing requirements or an exception to those requirements, as permitted by Rule 4810. The issuer may also submit any documents or other written material in support of its request for review, including any information not available at the time of the Staff Determination.

(c) Within 15 calendar days of the date of the Staff Determination, but in no event after the time of the hearing, the issuer must submit a hearing fee to Nasdaq to cover the cost of holding the hearing, as follows:

(1) where consideration is on the basis of written submission from the issuer, $4,000; or

(2) where consideration is on the basis of an oral hearing, whether in person or by telephone, $5,000.

4830. The Listing Qualifications Panel

(a) All hearings will be conducted before an independent panel (the "Listing Qualifications Panel") composed of at least two persons, not employees of the Nasdaq or its subsidiaries, designated by the Nasdaq Board of Directors. No person shall serve as a Listing Qualifications Panel member for a matter if his or her interest or the interests of any person in whom he or she is directly or indirectly interested will be substantially affected by the outcome of the matter.

Department at (301) 978-8079 (telephone), (301) 978-8080 (facsimile).

(b) Prior to the hearing, the Listing Qualifications Panel will review the written record, as defined in Rule 4870. At the hearing, the issuer may make such presentation as it deems appropriate, including the appearance by its officers, directors, accountants, counsel, investment bankers, or other persons. Hearings are generally scheduled to last one hour, but may be extended at the discretion of the Listing Qualifications Panel. The Listing Qualifications Panel may question any representative of the issuer appearing at the hearing. A transcript of oral hearings will be kept. The record of proceedings before a Listing Qualifications Panel will be kept by the Hearings Department.

(c) After the hearing, the Listing Qualifications Panel will issue a written decision (the "Panel Decision") describing the specific grounds for the determination and identifying the quantitative standard or qualitative consideration set forth in the Rule 4000 Series that the issuer has failed to satisfy. The Panel Decision will be promptly provided to the issuer and is effective immediately unless it specifies to the contrary. If the Panel determines to delist the issuer, the securities of the issuer will be immediately suspended, unless the Panel Decision specifies to the contrary. The Panel Decision will provide notice that the issuer may request review of the Panel Decision by the Nasdaq Listing and Hearing Review Council within 15 calendar days of the date of the Panel Decision and that the Panel Decision may be called for review by the Nasdaq Listing and Hearing Review Council within 45 calendar days from the date of the Panel Decision pursuant to Rule 4840.

(d) If, following the hearing, the Listing Qualifications Panel cannot reach an unanimous decision regarding the matter under review, a Panel Decision shall not be issued and the issuer shall be notified of this circumstance. Thereafter, the issuer shall be provided an additional hearing before a Listing Qualifications Panel composed of three persons who did not participate in the previous hearing. The issuer may determine whether the hearing will be conducted based on the written record or an oral hearing, whether in person or by telephone. The issuer may submit any documents or other written material in support of its request for review, including any information not available at the time of the initial hearing before the Listing Qualifications Panel. There shall be no fee for the new hearing.

(e) If the Panel determines to delist the issuer and the issuer does not timely request review by the Listing Council and the Listing Council does not call the matter for review, Nasdaq will submit an application to the Securities and Exchange Commission to strike the security from listing. A copy of such application will be furnished to the issuer in accordance with Section 12 of the Act and the rules thereunder.

4840. Review by the Nasdaq Listing and Hearing Review Council

(a) The Nasdaq Listing and Hearing Review Council (the "Listing Council") is a committee appointed by the Nasdaq Board of Directors pursuant to Article V of the Nasdaq By-laws whose responsibilities include the consideration of determinations to limit or prohibit the listing of an issuer's securities.

(b) The issuer may initiate the Listing Council's review of any Panel Decision by making a written request within 15 calendar days of the date of the decision. Requests for review should be addressed to the Listing Council in care of the Nasdaq Office of Appeals and Review. The request will not operate as a stay of the Panel Decision. Also within 15 calendar days of the date of the Panel Decision, the issuer must submit a fee of $4,000 to Nasdaq to cover the cost of the review. Upon receipt of the request for review and the applicable fee, the Nasdaq Office of Appeals and Review will make an acknowledgment of the issuer's request stating the deadline for the issuer to provide any written submissions.

(c) The Listing Council may also consider any Panel Decision upon the request of one or more members of the Listing Council within 45 calendar days of the date of the Panel Decision. The issuer will be promptly informed of the reasons for the review and will be provided a deadline to provide a written submission if the issuer wishes. The institution of discretionary review by the Listing Council will not operate as a stay of the Panel Decision, unless the call for review specifies to the contrary. At the sole discretion of the Listing Council, the call for review of a Panel Decision may be withdrawn at any time prior to the issuance of a decision.

(d) The Listing Council will consider the written record and, at its discretion, hold additional hearings. Any hearing will be scheduled, to the extent practicable, within 45 days of the date that a request for review initiated by either the issuer or one or more members of the Listing Council, is made. The Listing Council may also recommend that the Nasdaq Board of Directors ("Nasdaq Board") consider the matter. The record of proceedings before the Listing Council will be kept by the Nasdaq Office of Appeals and Review.

(e) The Listing Council will issue a written decision (the "Listing Council Decision") that affirms, modifies, or reverses the Panel Decision or that refers the matter to Nasdaq staff or to the Listing Qualifications Panel for further consideration. The Listing Council Decision will describe the specific grounds for the decision, identify the quantitative standard or qualitative consideration set forth in the Rule 4000 Series that the issuer has failed to satisfy, and provide notice that the Nasdaq Board may call the Listing Council Decision for review at any time before its next meeting which is at least 15 calendar days following the issuance of the Listing Council Decision. The Listing Council Decision will be promptly provided to the issuer and will take immediate effect unless it specifies to the contrary. If the Listing Council determines to delist the issuer, the securities of the issuer will be immediately suspended, unless the Listing Council Decision specifies to the contrary.

(f) If the Listing Council determines to delist the issuer and the Nasdaq Board does not call the matter for review, Nasdaq will submit an application to the Securities and Exchange Commission to strike the security from listing. A copy of such application will be furnished to the issuer in accordance with Section 12 of the Act and the rules thereunder.

4845. Reconsideration by the Listing Qualifications Panel and the Listing and Hearing Review Council

(a) An issuer may request that the Listing Qualifications Panel reconsider a Panel Decision only upon the basis that a mistake of material fact existed at the time of the Panel Decision. The issuer's request shall be made within seven calendar days of the date of issuance of the Panel Decision. An issuer's request for reconsideration shall not stay a Listing Qualifications Panel delisting determination unless the Listing Qualifications Panel issues a written determination staying the delisting prior to the scheduled date for delisting. An issuer's request for reconsideration shall not toll the time period set forth in Rule 4840(b) for the issuer to initiate the Listing Council's review of the Panel Decision. If the Listing Qualifications Panel grants an issuer's reconsideration request, the Listing Qualifications Panel shall issue a modified decision within 15 calendar days following the issuance of the original Panel Decision or lose jurisdiction over the matter. If the Listing Council calls a Panel Decision for review on the same issue that the issuer has requested reconsideration by the Listing Qualifications Panel, the Listing Council, in its discretion, may assert jurisdiction over the Panel Decision or may permit the Listing Qualifications Panel to proceed with the reconsideration.

(b) An issuer may request that the Listing Council reconsider a Listing Council Decision only upon the basis that a mistake of material fact existed at the time of the Listing Council Decision. The issuer's request shall be made within seven calendar days of the date of issuance of the Listing Council Decision. An issuer's request for reconsideration shall not stay a Listing Council Decision unless the Listing Council issues a written determination staying the decision. If the Listing Council grants an issuer's reconsideration request, the Listing Council shall issue a modified decision within 15 calendar days following the issuance of the original Listing Council Decision or lose jurisdiction over the matter.

(c) The Listing Qualifications Panel and the Listing Council may correct clerical or other non-substantive errors in their respective decisions either on their own motion or at the request of an issuer. A copy of any such corrected decision shall be provided to the issuer.

4850. Discretionary Review by Nasdaq Board

(a) A Listing Council Decision may be called for review by the Nasdaq Board solely upon the request of one or more Director not later than the next Nasdaq Board meeting that is 15 calendar days or more following the date of the Listing Council Decision. Such review will be undertaken solely at the discretion of the Nasdaq Board and will not operate as a stay of the Listing Council Decision, unless the call for review specifies to the contrary.

(b) If the Nasdaq Board conducts a discretionary review, the review generally will be based on the written record considered by the Listing Council. However, the Nasdaq Board may, at its discretion, request and consider additional information from the issuer and/or from Nasdaq staff. Should the Board consider additional information, the record of proceedings before the Nasdaq Board will be kept by the Nasdaq Office of Appeals and Review.

(c) If the Nasdaq Board conducts a discretionary review, the issuer will be provided with a written decision describing the specific grounds for its decision, and identifying the quantitative standard or qualitative consideration set forth in the Rule 4000 Series that the issuer has failed to satisfy. The Nasdaq Board may affirm, modify or reverse the Listing Council Decision and may remand the matter to the Listing Council, Listing Qualifications Panel, or Nasdaq staff with appropriate instructions. This decision represents the final action of Nasdaq and will take immediate effect unless it specifies to the contrary. If the Nasdaq Board determines to delist the issuer, the securities of the issuer will be immediately suspended, unless the Nasdaq Board specifies to the contrary, and Nasdaq will submit an application to the Commission to strike the security from listing. A copy of such application will be furnished to the issuer in accordance with Section 12 of the Act and the rules thereunder.

(d) If the Nasdaq Board declines to conduct a discretionary review or withdraws its call for review, the issuer will be promptly provided with written notice that the Listing Council Decision represents the final action of Nasdaq.

4870. Record on Review

(a) Documents in the written record may consist of the following items, as applicable: correspondence between Nasdaq and the issuer, the issuer's public filings, information released to the public by the issuer, and any written submissions or exhibits submitted by either the issuer or the Listing Qualifications Department or the Listing Investigations Department, including any written request for an extension or exception as permitted in Rule 4810(b) and any response thereto. Any additional information requested from the issuer by the Listing Qualifications Panel, Listing Council, or Nasdaq Board as part of the review process will be included in the written record. The written record will be supplemented by the transcript of any hearings held during the review process and each decision issued. At each level of review under this Rule 4800 Series, the issuer will be provided with a list of documents in the written record, and a copy of any documents included in the record that are not in the issuer's possession or control, at least three calendar days in advance of the deadline for issuer submissions, unless the issuer waives such production.

(b) In addition to the documents described in paragraph (a) above, if the issuer's bid price, market makers, or any information that the issuer releases to the public, is considered as permitted in Rule 4810, that information, and any written submission addressing the significance of that information, will be made part of the record.

(c) If additional issues arising under the Rule 4000 Series are considered, as permitted in Rule 4810, the notice of such consideration and any response to such notice will be made a part of the record.

4875. Document Retention Procedures

Any document submitted to Nasdaq in connection with a Rule 4800 proceeding that is not made part of the record will be retained by Nasdaq until the date upon which the Rule 4800 Series proceeding decision becomes final including, if applicable, upon conclusion of any review by the Commission or a federal court.

4880. Delivery of Documents

Delivery of any document under this Rule 4800 Series by an issuer or by Nasdaq may be made by hand delivery to the designated address, by facsimile to the designated facsimile number and overnight courier to the designated address, or by e-mail if the issuer consents to such method of delivery. Delivery will be considered timely if hand delivered prior to the relevant deadline or upon being e-mailed or faxed and/or sent by overnight courier service prior to the relevant deadline. If an issuer has not specified a facsimile number or street address, delivery will be made to the last known facsimile number and street address. If an issuer is represented by counsel or a representative, delivery will be made to the counsel or representative.

4885. Computation of Time

In computing any period of time under the Rule 4800 Series, the day of the act, event, or default from which the period of time begins to run is not to be included. The last day of the period so computed is included, unless it is a Saturday, Sunday, federal holiday, or Nasdaq holiday in which event the period runs until the end of the next day that is not a Saturday, Sunday, federal holiday or Nasdaq holiday.

4890. Prohibited Communications

(a) Unless on notice and opportunity for the appropriate Nasdaq staff and the issuer to participate, a representative of Nasdaq involved in reaching a Staff Determination, or an issuer, counsel to or representative of an issuer shall not make or knowingly cause to be made a communication relevant to the merits of a proceeding under this Rule 4800 Series (a "Prohibited Communication") to any member of the Listing Qualifications Panel or the Listing Council, to any Nasdaq Director who is participating in or advising in the decision in that proceeding, or to any Nasdaq employee who is participating or advising in the decision of these individuals.

(b) Listings Qualifications Panel members, Listing Council members, Nasdaq Directors and Nasdaq employees who are participating in or advising in the decision in a proceeding under this Rule 4800 Series, shall not make or knowingly cause to be made a Prohibited Communication to an issuer, counsel to or representative of an issuer, or a representative of Nasdaq involved in reaching a Staff Determination.

(c) If a Prohibited Communication is made, received, or caused to be made, Nasdaq will place a copy of it, or its substance if it is an oral communication, in the record of the proceeding. Nasdaq will permit Nasdaq staff or the issuer, as applicable, to respond to the Prohibited Communication, and will place any response in the record of the proceeding.

(d) If the issuer submits a proposal to resolve matters at issue in a Rule 4800 Series proceeding, that submission will constitute a waiver of any claim that Nasdaq communications relating to the proposal were Prohibited Communications.

4900. BRUT SYSTEMS

4901. Definitions

Unless stated otherwise, the terms described below shall have the following meaning:

(a) The term "System securities" shall mean Nasdaq Market Center eligible securities as that term is defined in Rule 4701(s) and exchange-listed Intermarket Trading System (ITS) eligible securities as defined in Rule 5210(c).

(b) The term "Effective Time" shall mean, for orders so designated, the time at which the order shall become eligible for display and potential execution with other orders in the System.

(c) The term "Immediate or Cancel" shall mean, for limit orders so designated, that if after entry into the System the order (or a portion thereof) is not marketable, the order (or unexecuted portion thereof) shall be canceled and returned to the entering Participant.

(d) The term "limit order" shall mean an order to buy or sell a stock at a specified price or better. This order type is available for Nasdaq-listed and other Exchange-listed securities.

(e) The term "market order" shall mean an unpriced order to buy or sell a stock at the market's current best price. A market order may have a limit price beyond which the order shall not be executed. This order type is available for Nasdaq-listed and other Exchange-listed securities.

(f) The term "mixed lot" shall mean an order that is for more than a normal unit of trading but not a multiple thereof.

(g) The term "Nasdaq Market Center" shall mean the automated system owned and operated by Nasdaq pursuant to the Rule 4700 Series.

(h) The term "The BRUT ECN System," or "System," shall mean the automated system owned and operated by Brut, which is owned and operated by Nasdaq, which enables Participants to execute transactions in System securities; to have reports of the transactions automatically forwarded to the appropriate National Market Trade Reporting System, if required, for dissemination to the public and the industry, and to "lock in" these trades by sending both sides to the applicable clearing corporation(s) designated by the System Participant(s) for clearance and settlement; and to provide System Participants with sufficient monitoring and updating capability to participate in an automated execution environment.

(i) The term "Participant" shall mean a member that fulfills the obligations contained in Rule 4902 regarding participation in the System. Until December 31, 2005, the term "Participant" shall also include non-members that desire to use the System and otherwise meet all other requirements for System participation.

(j) The term "System Book Feed" shall mean a data feed for System eligible securities that Brut will make available to Participants and third-party vendors.

(k) The term "odd-lot order" shall mean an order that is for less than a normal unit of trading.

(l) The term "Reserve Size" shall mean the functionality that permits a Participant to display a portion of an order, with the remainder held in reserve on an undisplayed basis.

(m) The term "Good-till-Cancelled" shall mean, for orders so designated, that if after entry into the System, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display and/or execution only until 4:00 p.m. Eastern Time on the day they are submitted unless cancelled before then by the entering party.

(n) The term "Good-till-Cancelled-Overnight" shall mean, for orders so designated, that if after entry into the System, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display and/or execution until 4:00 p.m. Eastern Time, after which it shall be held by the System in a pending state, ineligible for display or execution, until the following trading day, when it will become eligible for display and execution from 7:30 a.m. until 4:00 p.m. Eastern Time on that and all subsequent trading days, until a date provided by the entering party (or if no such date is given, indefinitely) until cancelled by the entering party.

(o) The term "Good-till-Time," shall mean, for orders so designated, that if after entry into System, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display and/or execution until the time designated by the entering party, after which the order will be cancelled by the system. This time may be relative time (e.g. 30 minutes after entry) or an actual time (e.g. 2:00 p.m.).

(p) The term "Day" shall mean, for orders so designated, that if after entry into the System, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential display and/or execution only until 4:00 p.m. Eastern Time on the day they are submitted unless cancelled before then by the entering party.

(q) The term "End-of-Day" shall mean, for orders so designated, that if after entry into the System, the order is not fully executed, the order (or unexecuted portion thereof) shall remain available for potential execution and/or display until 8:00 p.m. Eastern Time, after which it shall be returned to the entering party.

(r) The term "Pegged" shall mean, for priced limit orders so designated, that after entry into the System, the price of the order is automatically adjusted by the System in response to changes in the Nasdaq inside bid or offer (for Nasdaq-listed securities) or the national best bid or offer (for ITS securities), as appropriate. The Participant entering a Pegged Order can specify that order's price will either equal the inside quote or improves the inside quote by an amount set by the entering party on the same side of the market (a "Regular Pegged Order") or offset the inside quote on the contra side of the market by an amount (the "Offset Amount") set by the Participant (e.g., $0.01 less than the inside offer or $0.02 more than the inside bid) (a "Reverse Pegged Order"). The Participant entering a Pegged Order may (but is not required to) specify a limit price, to define a price at which pegging of the order will stop and the order will be permanently converted into an un-pegged limit order at limit price. This order type is available for Nasdaq-listed and other Exchange-listed securities.

(s) The term "Discretionary" shall mean an order that when entered into System has both a displayed bid or offer price, as well as a non-displayed discretionary price range and size (which shall be equal to or less than the Order's Reserve Size) at which the Participant is also willing to buy or sell, if necessary. This order type is available for Nasdaq-listed and other Exchange-listed securities.

(t) The term "Post Only" shall mean, for To Brut limit orders so designated, that if an order is marketable against an order then-displayed in the System upon receipt, it shall be rejected and returned to the entering Participant. If the order is marketable against a quote displayed outside of Brut, the price of the order is adjusted to a price $0.01 inferior to the best bid (or offer, as appropriate) then displayed in the Nasdaq Market Center, and then displayed in the System. This order type is available for Nasdaq-listed and other Exchange-listed securities.

(u) The term "Agency Away" shall mean an agency order designated by the entering Participant as eligible for execution at a price inferior to the then-current national best bid/offer. This order type is available only for Nasdaq-listed securities.

(v) The term "Principal Inside Only" shall mean a principal order designated by the entering Participant as only eligible for execution at a price equal or better than the then-current national best bid/offer. This order type is available for Nasdaq-listed and other Exchange-listed securities.

(w) The term "normal unit of trading" shall mean one hundred (100) shares.

4902. System Participant Registration

(a) Participation in Brut requires current registration with the System and is conditioned upon the Participant's initial and continuing compliance with the following requirements:

(1) execution of applicable agreements with Nasdaq;

(2) satisfaction of the Brut New Accounts Policies & Procedures requirements;

(3) membership in, or access arrangement with a participant of, a clearing agency registered with the Commission that maintains facilities through which System compared trades may be settled;

(4) acceptance and settlement of each System trade that System identifies as having been effected by such Participant, or if settlement is to be made through another clearing member, guarantee of the acceptance and

settlement of such identified System trade by the clearing member on the regularly scheduled settlement date;

(5) compliance with all applicable rules and operating procedures of Nasdaq and the Securities and Exchange Commission.

(b) Access to the System by non-System participants is available through the Nasdaq Market Center as provided in the Rule 4700 Series.

4903. Order Entry Parameters

(a) To Brut Orders—

(1) General. A To Brut Order is an order that is displayed in the System and is executable only against marketable contra-side orders in the System. This order type is available for Nasdaq-listed and Exchange-listed securities. The following requirements shall apply to To Brut Orders entered by Participants:

(A) A To Brut Order shall be a limit order, and shall indicate whether it is a buy, short sale, short-sale exempt, or long sale. A To Brut Order can be designated as End-of-Day, Immediate or Cancel, Good-till-Cancelled, Day, Good-till-Canceled Overnight, Good-till-Time, Effective Time, Post Only, Pegged or Discretionary.

(B) To Brut Orders shall be executed pursuant to the Brut Book Process as described in Rule 4905(a).

(C) A To Brut Order to sell short shall not be executed if the execution of such order would violate Rule 3350 or, in the case of ITS Securities, SEC Rule 10a-1. In said circumstances, the price of the To Brut Order shall be adjusted to $.01 above the Nasdaq inside bid for Nasdaq-listed securities or, in the case of exchange-listed securities, $.01 above the national best bid or offer, and thereafter be processed as if a Reverse Pegged Order.

(D) The System shall not accept To Brut Orders that are All-or-None, or have a minimum size of execution.

(b) Brut Cross Orders–

(1) General. A Brut Cross Order is an order that is displayed in the System, and is executable against marketable contra-side orders in the System. The order also is eligible for routing to other market centers. If marketable upon receipt against both orders in the System as well as other market centers, the order shall execute first against System orders. With the exception of Directed Cross Orders, once a Brut Cross Order is routed (in whole or in part) to another market center, any remaining unexecuted or returned portion of the order shall be posted in System and shall no longer be eligible for routing to other market centers. Directed Cross Orders in exchange-listed securities directed to the New York Stock Exchange shall remain at the exchange until executed or cancelled by the entering party.

(A) A Brut Cross Order shall be a limit order, and shall indicate whether it is a buy, short sale, short-sale exempt, or long sale. A Brut Cross Order can be designated as Immediate or Cancel, End-of-Day, Good-till-Cancelled, Day, Good-till-Cancelled Overnight, Good-till-Time, Effective Time.

(B) A Brut Cross Order may also be designated as an Aggressive Cross Order. An Aggressive Cross Order is an order that is displayed in the System during market hours and is executable against marketable contra-side orders in the System. The order also is eligible for routing to other market centers. If marketable upon receipt against both orders in the System as well as other market centers, the order shall execute first against System orders. If, after being posted in the Brut System, and after it has exhausted available liquidity in the Brut System, the Aggressive Cross Order has its price crossed by the displayed quote of another market center the System will be routed by Brut to that market center for potential execution. Aggressive Cross Orders may comply with paragraph (A) of this rule

(C) A Brut Cross Order may also be designated as a Super Aggressive Cross Order. A Super Aggressive Cross Order is an order that is displayed in the System during market hours and is executable against marketable contra-side orders in the System. The order also is eligible for routing to other market centers. If marketable upon receipt against both orders in the System as well as other market centers, the order shall execute first against System orders. If, after being posted in the Brut System, and after it has exhausted available liquidity in the Brut System, the Aggressive Cross Order has its price locked or crossed by the displayed quote of another market center the System will be routed by Brut to that market center for potential execution.

(D) A Brut Cross Order may also be designated as a Directed Cross Order. A Directed Cross Order is an order that entered in the System during market hours and is executable against marketable contra-side orders in the System. The order also is eligible for routing to other market centers. After being processed in the Brut System and exhausting available liquidity in the Brut System, the order is automatically routed by Brut to the specific market center selected by the entering party for potential execution. Any portion of the Directed Cross Order that remains unfilled after being routed to the selected market center will be returned to the entering party. For Directed Cross Orders in exchange-listed securities directed to the New York Stock Exchange if, after being processed in the Brut System and exhausting available liquidity in the Brut System, such orders will be automatically routed to the Nasdaq Market Center for potential execution and thereafter to other market centers that provide automated electronic executions before being sent to the New York Stock Exchange. Directed Cross Orders in exchange-listed securities directed to the New York Stock

Exchange shall remain at the exchange until executed or cancelled by the entering party.

(E) Brut Cross Orders, including those designated as Aggressive Cross Orders, Super Aggressive Cross Orders and Directed Cross Orders, shall be executed pursuant to:

(i) The Brut Book Order Process described in Rule 4905(a) to the extent marketable against an order resident in the System; and

(ii) With the exception of Directed Cross Orders, the Brut Order Routing Process described in Rule 4905(b) to the extent not marketable against an order resident in the System.

(F) A Brut Cross Order, including those designated as an Aggressive Cross Order, Super Aggressive Cross Order and Directed Cross Order, to sell short shall not be executed in the System if the execution of such order would violate Rule 3350 or, in the case of ITS Securities, SEC Rule 10a-1. In said circumstances, the price of the Brut Cross Order shall be adjusted to $.01 above the Nasdaq inside bid for Nasdaq-listed securities or, in the case of exchange-listed securities, $.01 above the national best bid or offer, and thereafter be processed as if a Reverse Pegged Order.

(c) Thru Brut Orders—

(1) General. A Thru Brut Order is an order submitted to the System that is designated for routing to another market center. This order type is available for Nasdaq-listed and Exchange-listed securities. The following requirements shall apply to Thru Brut Orders:

(A) A Thru Brut Order shall be a market order or a limit order, and must indicate whether it is a buy, short sale, short-sale exempt, or long sale. A Thru Brut Order can be designated as Immediate or Cancel, End-of-Day, Good-till-Cancelled, Day, or Good-till-Time, or Effective Time.

(B) Thru Brut Orders do not participate in Brut Routing Process as described in Rule 4905(b). Instead such orders are sent directly to the market center selected by the entering party. If unexecuted, the order (or unexecuted portion thereof) shall be returned to the entering party.

(d) Hunter Orders -

(1) General. A Hunter Order is a non-displayed order that will execute against trading interest in the System or another market center. This order type is available only for Nasdaq-listed securities. After 6:30 p.m. Eastern Time, Hunter Orders will execute only against other orders in the System. The following requirements shall apply to Hunter Orders:

(A) A Hunter Order shall be a limit order, and must indicate whether it is a buy, short sale, short-sale exempt, or long sale. A Hunter Order can be designated as Immediate or Cancel, End-of-Day, Good-till-Cancelled, Day, or Good-till-Time, or Effective Time.

(B) Hunter Orders shall be executed as follows:

(i) to the extent marketable upon receipt against orders in the System, pursuant to the Brut Book Process as described in Rule 4905(a); then/or

(ii) if not marketable upon receipt against orders in the System but marketable against the displayed quotes of other market centers, pursuant to the Brut Routing Process as described in Rule 4905(b).

(iii) If not marketable upon receipt against any quote displayed in the System or another market center, the order shall be retained, but not be displayed, in the System and shall remain available for execution via the Brut Book and/or Brut Routing Processes should the order become marketable.

(e) Entry of Agency and Principal Orders-- Participants are permitted to submit agency, riskless principal, and principal orders for processing in the System. Participants shall correctly note their capacity at the time of entry of an order(s) into the System.

(1) Unless designated as "Agency Away", no agency order shall be executed at a price inferior to the then current National Best Bid (for sell orders) or Best Offer (for buy orders), taking into account prior efforts to execute against the bids/offers of other market centers.

(2) Unless designated as "Principal Inside Only", principal and riskless principal orders may be executed at a price inferior to the then current National Best Bid (for sell orders) or Best Offer (for buy orders).

(f) Order Size - Any order in whole shares up to 1,000,099 shares may be entered into the System, subject to a dollar volume limitation of $75,000,000.

4904. Entry and Display of Orders

(a) Entry of Orders—Participants can enter orders into the System, subject to the following requirements and conditions:

(1) Participants shall be permitted to transmit to the System multiple orders at a single as well as multiple price levels. Each order shall indicate the amount of reserve size (if applicable).

(2) The System shall time-stamp an order upon receipt, which time-stamp shall determine the ranking of the order for purposes of processing To Brut Orders and Brut Cross Orders.

(3) Good-till-Cancelled, Day, orders can be entered into the System (or previously entered orders cancelled) between the hours 7:30 a.m. to 4:00 p.m. Eastern Time. Pegged, Discretionary, Immediate-or-Cancel and End-of-Day To Brut Orders, Good-till-Time, Good-till-Canceled Overnight and

GTX orders can be entered into System (or previously entered orders cancelled) between the hours 7:30 a.m. to 8:00 p.m. Eastern Time. Orders entered prior to market open and Good-till-Time orders carried over from previous trading days, shall not become available for execution until 7:30 a.m. Eastern Time. Good-till-Time orders carried over from previous trading days with an Effective Time will not become available for execution until the Effective Time on all subsequent trading days the order is held by the System.

(b) Display of Orders-- The System will display orders submitted to the System as follows:

(1) System Book Feed—orders resident in the System will be displayed to Participants via the System Book Feed.

(2) Nasdaq Market Center - For each Nasdaq Market Center eligible security, the best priced order to buy and sell resident in the System shall be displayed and eligible for execution within the Nasdaq Market Center. The System may also provide to the Nasdaq Market Center additional orders, up to and including all orders in System, in Nasdaq Market Center eligible securities.

(3) Exceptions--The following exceptions shall apply to the display parameters set forth in paragraphs (1) and (2) above:

(A) Odd-lots, Mixed Lots, and Rounding--The System Book Feed shall be capable of displaying trading interest in round lot and mixed-lot amounts, and sub-penny increments for quotations priced under $1.00.

For Nasdaq Market Center display purposes, the System shall aggregate all shares, including odd-lot share amounts, entered by Participants at a single price level and round the total share amount down to the nearest round-lot amount. Any odd-lot portion of an order that is not displayed as a result of the rounding process shall remain available for execution, in accordance with the time-priority of their original entry time. Round-lots that are subsequently reduced by executions to a mixed lot amount shall also be rounded for to the nearest round-lot amount for purposes of display in the Nasdaq Market Center. Any odd-lot number of shares that do not get displayed as a result of rounding will remain available for execution, in accordance with the time-priority of their original entry time.

(B) Minimum Increments and Rounding—The minimum trading increment for System quotations priced $1.00 and above is $.01. For quotations priced below $1.00 the minimum increment is $.0001.

(i) For System display purposes, quotations in sub-penny increments $1.00 and above will be rounded down (for bids) or up (for offers) by the System to the nearest $.01 increment. Orders so rounded shall have no superior execution priority compared to orders previously submitted at the relevant $.01 increment.

(ii) For Nasdaq Market Center display purposes, any quotations in sub-penny increments shall be rounded down (for bids) and up (for offers) to the nearest $.01 increment. Sub-penny quotations that are rounded for display purposes shall be executed at their actual price, rather than the rounded price at which they are displayed.

(C) Reserve Size--Reserve Size shall not be displayed in the System, but shall be accessible as described in Rule 4905.

(D) Discretionary & Hunter Orders-- Hunter Orders, and the discretionary portion of Discretionary Orders shall be available for execution only upon the appearance of contra-side marketable trading interest, and shall be executed pursuant to Rule 4905.

4905. Order Processing

(a) Brut Book Order Process

Orders subject to the Brut Book Order Process shall be executed as follows:

(1) Default Execution Algorithm - Price/Time -- The System shall execute interest within the System in price/time priority in the following order:

(A) Displayed Orders;

(B) Reserve Size;

(C) Discretionary Orders within the Discretionary Order's discretionary price range; and

(D) Hunter Orders.

(2) Decrementation – Upon execution, an order shall be reduced by an amount equal to the size of that execution. In the case of orders that have both a displayed and reserve share component, share amounts shall be reduced starting first with their reserve portions.

(3) Processing of Locking/Crossing Orders: If during market hours, a Participant enters a To Brut order that will lock/cross the market (as defined in Rule 4613(e) or in Rule 5263(a) or (b)), the System shall adjust the price of the order to $.01 less than the current best bid quotation (for buy orders) or $.01 more than the current best offer quotation (for sell orders) and thereafter be processed as a Reverse Pegged Order.

(4) Processing of Directed, Aggressive and Super Aggressive Cross Orders - The System shall process crossed Directed and Aggressive Cross Orders, and locked or crossed Super Aggressive Cross Orders as follows:

(A) Displayed orders which are designated as "Directed Cross Orders" by a Participant shall be routed as described in Rule 4903(b)(1)(D). This order type is available for Nasdaq-listed and Exchange-listed securities.

(B) Displayed orders which are designated as "Aggressive Cross Orders" by a Participant that are subsequently crossed by the displayed quotation of another market center shall be executed pursuant to the Brut Order Routing Process upon being so crossed. This order type is available for Nasdaq-listed and Exchange-listed securities

(C) Displayed orders which are designated as "Super Aggressive Cross Orders" by a Participant that are subsequently locked or crossed by the displayed quotation of another market center shall be executed pursuant to the Brut Order Routing Process upon being so locked or crossed. This order type is available for Nasdaq-listed and Exchange-listed securities

(b) Brut Order Routing Process

(1) The Brut Order Routing Process shall be available to Participants from 7:30 a.m. to 6:30 p.m. Eastern Time, and shall route orders in accordance with parameters described in Rule 4903 for a particular order type.

(2) With the exception of Thru Brut and Directed Cross Orders that specifically direct which market center an order is to be routed, orders routed out of the Brut System to other market centers for potential execution are generally delivered to other market centers in price/size priority. If the routed order is smaller in size than the total combined displayed share amounts of accessible market centers at the best price level, the Brut System delivers the routed order to the available market centers in price/size priority. If the routed order is larger than the total combined displayed share amounts of accessible market centers at the best price level, the Brut System delivers over-sized orders to each displayed market center's quote in proportion to the individual market's center share of that total displayed share amount.

(3) In the event an order routed to another market center is not executed in its entirety, the remaining portion of the order shall be returned to the System and, if upon return the order is marketable against a System order then priced at the NBBO, it will be subjected to Brut Book Process prior to any further routing.

(4) An order that has been routed to another market shall have no time standing in the System execution queue relative to other orders in the System. A request from a Participant to cancel an order while it is outside the System shall be processed subject to the applicable rules of the market center to which the order has been routed.

4906. Clearance and Settlement

All transactions executed in, or reported through, System shall be cleared and settled by and between the System Participant and Brut, through a registered clearing agency using a continuous net settlement system.

4907. Obligation to Honor System Trades

(a) If a Participant, or clearing member acting on a Participant's behalf, is reported by the System, or shown by the activity reports generated by the System, as constituting a side of a System trade, such Participant, or clearing member acting on its behalf, shall honor such trade on the scheduled settlement date.

(b) Brut and/or Nasdaq shall have no liability if a Participant, or a clearing member acting on the Participant's behalf, fails to satisfy the obligations in paragraph (a).

4908. Compliance with Rules and Registration Requirements

(a) Failure by a Participant to comply with any of the rules or registration requirements applicable to the System identified herein shall subject such Participant to censure, fine, suspension or revocation of its registration a Participant or any other fitting penalty under Nasdaq's Rules.

(b) If a Participant fails to maintain a clearing relationship to honor its obligations under Rule 4906, it shall have its access to the System restricted until such time as a clearing arrangement is reestablished.

(c) The authority and procedures contained in paragraph (b) do not otherwise limit Nasdaq's authority, contained in other provisions of Nasdaq's Rules, to enforce its rules or impose any fitting sanction.

4909. Adjustment of Open Orders

Except when a cash dividend or distribution is less than one cent ($0.01), on the ex-date of a corporate action, the System shall automatically adjust the price and/or size of Good-till-Cancelled Overnight orders resident in the System in response to issuer corporate actions related to a cash dividend as follows:

(a) Sell Orders--Sell orders shall not be adjusted by the System and must be modified, if desired, by the entering party,

(b) Buy Orders--Buy orders shall be reduced by the dividend amount. To the extent that the dividend includes a sub-penny increment, the order will displayed and processed as set forth in Rule 4904(b)(3)(B). Open buy and sell orders that are adjusted by the System pursuant to the above rules, and that thereafter continuously remain in the System, shall retain the time priority of their original entry.

4910. Anonymity

(a) Transactions executed in the System shall be cleared and settled with Brut. The transaction reports produced by the System will indicate the details of the transactions, and shall not reveal contra party identities other than Brut.

(b) Brut shall reveal a member's identity in the following circumstances:

(1) when the National Securities Clearing Corporation ("NSCC") ceases to act for a member, or the member's clearing firm, and NSCC determines not to guarantee the settlement of the member's trades;

(2) for regulatory purposes or to comply with an order of an arbitrator or court;

4911. Clearly Erroneous Transactions

All matters related to clearly erroneous transactions executed in the System shall be initiated and adjudicated pursuant to Rule 11890.

4912. Normal Business Hours

The Brut System operates in accordance with the following schedule:

Order Entry: 6:30 am, ET
Pre-Market Trading Session: 8:00 am to 9:30 am, ET
Market Hours: 9:30 am, ET to 4:00 pm, ET
Post-Market Hours: 4:00 pm, ET to 6:30 pm, ET
After Hours Session: 6:30 pm, ET to 8:00 pm, ET

4913. Limitation of Liability

Except as provided in Rule 4626(b), Nasdaq and Brut and their affiliates, shall not be liable for any losses, damages, or other claims arising out of the System or its use. Any losses, damages, or other claims, related to a failure of the System to deliver, display, transmit, execute, compare, submit for clearance and settlement, adjust, retain priority for, or otherwise correctly process an order, Quote/Order, message, or other data entered into, or created by, the System shall be absorbed by the member, or the member sponsoring the customer, that entered the order, Quote/Order, message, or other data into the System.

4914. Confidentiality Between Introducing Broker Function and Brut System

(a) Nasdaq shall establish internal controls and procedures that, on an ongoing basis, adequately restrict proprietary and confidential information flows between Nasdaq and its facilities (including the Brut System) and Brut's functions as an introducing broker.

(b) Nothing in paragraph (a) above shall restrict the provision of information to Brut in manner similar to that provided by Nasdaq and/or Brut System to other market participants in the ordinary course of business.

OTHER NASDAQ MARKETS

TABLE OF CONTENTS

5200. INTERMARKET TRADING SYSTEM/COMPUTER ASSISTED EXECUTION SYSTEM

5210. Definitions

(a) The term "Non-Nasdaq ITS Participant Market" shall mean a participant in the ITS Plan that is a national securities exchange (other than Nasdaq) or a national securities association.

(b) The term "ITS Plan" shall mean the plan agreed upon by the ITS participants, as from time to time amended in accordance with the provisions therein, and approved by the Commission pursuant to Section 11A(a)(3)(B) of the Act and SEC Rule 11Aa3-2 thereunder.

(c) The term "ITS Security" shall mean any security which may be traded through the ITS System by an ITS/CAES Market Maker.

(d) The term "ITS System" shall mean the communications network and related equipment that links electronically the Non-Nasdaq ITS Participant Markets and ITS/CAES Market Makers as described in the Plan.

(e) The term "ITS/CAES Market Maker" shall mean a member of Nasdaq that is registered as a market maker with Nasdaq for the purposes of participation in ITS through CAES with respect to one or more ITS securities in which it is then actively registered. The term "ITS/CAES Market Maker" shall also include a member of Nasdaq that meets the definition of electronic communications network ("ECN"), as defined in SEC Rule 11Ac-1-1(a)(8), or alternative trading system ("ATS"), subject to SEC Regulation ATS Rule 301(b), and has voluntarily chosen to register with Nasdaq and meets the terms of registration set forth in the Nasdaq-provided agreement linking ECNs and ATSs to the CAES system.

(f) The term "Participant Market" shall mean the securities market of each participating Non-Nasdaq ITS Market and the markets of ITS/CAES Market Makers in ITS securities.

(g) The term "Pre-Opening Application" shall mean the application of the System which permits a specialist or ITS/CAES Market Maker who wishes to open its market in an ITS Security to obtain pre-opening interests from other specialists and ITS/CAES Market Makers.

(h) The term "Previous Day's Consolidated Closing Price" shall mean the last price at which a transaction in a security was reported by the consolidated last sale reporting system on the last previous day on which transactions were reported by such system; provided, however, that the "previous day's consolidated closing price" for all Network A or Network B eligible Securities shall be the last price at which a transaction in the stock was reported by the New York Stock Exchange, Inc. (NYSE) or the American Stock Exchange, Inc. (Amex), if, because of unusual market conditions, the NYSE or the Amex price is designated as such pursuant to the ITS plan.

~~(i) A "Third Participating Market Center Trade-Through," as that term is used in~~ this Rule, occurs whenever an ITS/CAES Market Maker initiates the purchase of an ITS Security by sending a commitment to trade-through the System and such commitment results in an execution at a price which is higher than the price at which the security is being offered (or initiates the sale of such a security by sending a commitment to trade-through the System and such commitment results in an execution at a price which is lower than the price at which the security is being bid for) at the time of the purchase (or sale) in another ITS Participant Market as reflected by the offer (bid) then being displayed by ITS/CAES Market Makers from such other market center. The member described in the foregoing sentence is referred to in this Rule as the "member who initiated a third participating market center trade-through."

(j) "CAES" means the "Computer Assisted Execution System", the computerized order routing and execution facility for ITS Securities, as from time to time modified or supplemented, that is operated by Nasdaq and made available to Nasdaq members. CAES functionality is offered through the Nasdaq Market Center pursuant to the Rule 4700 Series.

5220. ITS/CAES Registration

In order to participate in ITS, a market maker or ECN/ATS must be registered with Nasdaq as an ITS/CAES Market Maker in each security in which a market will be made in ITS. Such registration shall be conditioned upon the ITS/CAES Market Maker's initial and continuing compliance with the following requirements:

(a) execution of an ITS/CAES Market Maker application agreement with Nasdaq at least two days prior to the requested date of registration. The application shall certify the member's good standing with Nasdaq and shall demonstrate compliance with the net capital and other financial responsibility provisions of the Act. A member's registration as an ITS/CAES market maker shall become effective upon receipt by the member of notice of approval of registration by Nasdaq;

(b) for Nasdaq members already registered as, ITS/CAES Market Makers, submission of a registration request to become registered in additional ITS securities. Registration shall become effective at the time the registration request is entered.

(c) compliance with SEC Rule 15c3-1;

(d) compliance with the ITS Plan, SEC Rule 11Ac1-1 and all applicable Nasdaq Rules;

(e) maintenance of the physical security of the equipment used to interface with the ITS System located on the premises of the ITS/CAES Market Makers to prevent the unauthorized entry of communications into the ITS System; and

(f) acceptance and settlement of each ITS System trade that the ITS System identifies as effected by such ITS/CAES Market Maker, or if settlement is to be made through another clearing member, guarantee of the acceptance of settlement of such identified ITS System trade by the clearing member on the regularly scheduled settlement date.

(g) election to participate in the Nasdaq Market Center and ITS/CAES through either automatic execution or order delivery. As a part of its contractual obligation required under subsection (i) below, Market Makers choosing order delivery status are required to satisfactorily demonstrate to Nasdaq the technical capacity to properly and timely respond to orders delivered through CAES.

(h) with respect to order delivery ITS/CAES Market Makers, execution of an addendum to the ITS/CAES Market Maker application agreement at least two business days prior to the requested date of operation

5221. Obligations of ITS/CAES Market Makers

(a) An ITS/CAES Market Maker that registers in an issue shall enter quotations in the issue on the effective date of the issue's authorization. If quotations are not entered on the effective date of authorization and the ITS/CAES Market Maker remains inactive in the issue for five (5) business days, the ITS/CAES Market Maker's registration in the issue will be terminated.

(b) Pursuant to SEC Rule 11Acl-1, a ITS/CAES Market Maker 's quotations in ITS Securities are required to be firm for the size displayed or, if no size is displayed, for a normal unit of trading. If a market maker displays quotations in a ITS Security in both another national securities exchange and in the Nasdaq Market Center, the market maker shall maintain identical quotations in each system.

(c) An ITS/CAES Market Maker's quotation must maintain continuous two-sided quotations for at least one normal unit of trading in the absence of the grant of an excused withdrawal or a functional excused withdrawal by Nasdaq.

(d) An ITS/CAES Market Maker shall be obligated to have available in close proximity to the Nasdaq terminal at which it makes a market in a ITS/CAES security a quotation service that disseminates the bid price and offer price then being furnished by or on behalf of other exchanges and ITS/CAES Market Makers trading and quoting that security.

(e) The minimum quotation increment for ITS Securities shall be $0.01.

(f) An ITS/CAES Market Maker shall be open for business as of 9:30 a.m. Eastern Time and shall close no earlier than 4:00 p.m. Eastern Time. An ITS/CAES Market Maker shall designate a closing time for each security between 4:00 p.m. and 6:30 p.m. Eastern Time. A designated closing time may only be on the hour or half hour. ~~An ITS/CAES Market Maker whose market is closed may re-open its market as late as~~ 6:30 p.m. Eastern Time upon appropriate notification to Nasdaq.

(g) Failure by an ITS/CAES Market Maker to comply with the ITS Plan or any of the rules identified herein shall subject such ITS/CAES Market Maker to censure, fine, suspension or revocation of its registration as an ITS/CAES Market Maker, or any other fitting penalty.

5222. Withdrawal of Quotations

(a) An ITS/CAES Market Maker that wishes to withdraw quotations in a ITS Security shall contact Nasdaq MarketWatch to obtain excused withdrawal status prior to withdrawing its quotations.

(b) Excused withdrawal status based on illness, vacations or physical circumstances beyond the ITS/CAES Market Maker's control may be granted for up to five (5) business days, unless extended by Nasdaq MarketWatch. Excused withdrawal status based on investment activity or advice of legal counsel, accompanied by a representation that the condition necessitating the withdrawal of quotations is not permanent in nature, may, upon written request, be granted for not more than sixty (60) days. The withdrawal of quotations because of pending news, a sudden influx of orders or price changes, or to effect transactions with competitors shall not normally constitute acceptable reasons for granting excused withdrawal status, unless Nasdaq has initiated a trading halt for ITS/CAES Market Makers in the security, pursuant to Rule 4120. Excused withdrawal status may be granted to a ITS/CAES Market Maker that is a distribution participant or an affiliated purchaser) in order to comply with SEC Rule 101 or 104, in accordance with the standards described in Rule 4619 with respect to Nasdaq Market Makers.

5223. Voluntary Termination of Registration

An ITS/CAES Market Maker may voluntarily terminate its registration in a ITS Security by withdrawing its quotations from Nasdaq. An ITS/CAES Market Maker that voluntarily terminates its registration in a ITS Security may not, however, re-register as an ITS/CAES Market Maker in that security for two (2) business days.

5224. Suspension and Termination of Quotations

Nasdaq may, pursuant to the procedures set forth in Nasdaq's Code of Procedure as set forth in the Rule 9000 Series, suspend, condition, limit, prohibit or terminate an ITS/CAES Market Maker's authority to enter quotations in one or more ITS Securities for violations of the applicable requirements or prohibitions of the Rule 4000, 5000 Rules Series.

5230. ITS Operations

(a) All transactions effected through ITS shall be on a "regular way" basis. Each transaction effected through ITS shall be cleared and settled through a clearing agency registered with the Commission which maintains facilities through which ITS transactions may be compared and settled.

(b) Any "commitment to trade," which is transmitted by an ITS/CAES Market Maker to another Non-Nasdaq ITS Participant Market through ITS, shall be firm and irrevocable for the period of either one or two minutes (specified in accordance with subparagraph (7) below) following transmission by the sender. All such commitments to trade shall, at a minimum:

(1) include the number or symbol which identifies the ITS/CAES Market Maker;

(2) direct the commitment to a particular Non-Nasdaq Participant Market;

(3) specify the security which is the subject of the commitment;

(4) designate the commitment as either a commitment to buy or a commitment to sell;

(5) specify the amount of the security to be bought or sold, which amount shall be for one unit of trading or any multiple thereof;

(6) specify:

(A) a price equal to the offer or bid price then being furnished by the destination Non-Nasdaq Participant Market, which price shall represent the price at or below which the security is to be bought or the price at or above which the security is to be sold, respectively;

(B) a price at the execution price in the case of a commitment to trade sent in compliance with the block trade rule; or

(C) that the commitment is a commitment to trade "at the market;"

(7) specify either one minute or two minutes as the time period during which the commitment shall be irrevocable, but if the time period is not specified in the commitment, a two minute period shall be assumed. It should be noted that the period of time represented by these designations may be changed in the future by action of the ITS Operating Committee, whose decision as to the applicable period shall be binding upon ITS/CAES Market Makers;

(8) designate the commitment "short" or "short exempt" whenever it is a commitment to sell which, if it should result in an execution in the receiving market, would result in a short sale to which the provisions of SEC Rule 10a-1(a)

under the Act would apply.

(c) If a commitment to trade is directed to an ITS/CAES Market Maker, and the execution of such commitment exhausts the size of the quotation being displayed by the ITS/CAES Market Maker, then such ITS/CAES Market Maker shall be placed in a functional excused withdrawal state pending the input of a new two-sided quotation with size into CAES. The new two-sided quotation required of the ITS/CAES Market Maker will be entered as promptly as possible into CAES.

(d) Transactions in ITS securities executed in CAES are reported to the CTA Plan Processor by the CAES System at the price specified in the commitment or if executed at a better price, the execution price.

5240. Pre-Opening Application - Opening by ITS/CAES Market Maker

The pre-opening application enables an ITS/CAES Market Maker or Non-Nasdaq ITS Participant Market in any Participant Market who wishes to open its market in an ITS Security to obtain through the ITS System or CAES, any pre-opening interest of a Non-Nasdaq ITS Participant Market or other ITS/CAES Market Makers registered in that security and/or market makers in other Participant Markets.

(a) Notification Requirement - Applicable Price Change, Initial Notification

(1) Whenever an ITS/CAES Market Maker, in an opening transaction in any ITS/ CAES Security, anticipates that the opening transaction will be at a price that represents a change from the security's previous day's consolidated closing price of more than the "applicable price change" (as defined below), the ITS/CAES Market Maker shall notify the other Participant Markets of the situation by sending a "pre-opening notification" through the System. Thereafter, the ITS/CAES Market Maker shall not open the security in its market until not less than three minutes after its transmission of the pre-opening notification. The "applicable price changes" are:

Security	Consolidated Closing Price	Applicable Price Change (More Than)
Network A	Under $15	$0.10
	$15 or over	$0.25[1]
Network B	Under $5	$0.10
	$5 or over	$0.25[2]

[1] If the previous day's consolidated closing price of a Network A Eligible Security exceeded $100 dollars and the security does not underlie an individual stock option contract listed and currently trading on a national securities exchange the "applicable price change" is one dollar.

[2] If the previous day's consolidated closing price of a Network B Eligible Security exceeded $75 and the security is not a Portfolio Deposit Receipt, Index Fund Share, or

(2) A pre-opening notification shall:

(A) be designated as a pre-opening notification (POA);

(B) identify the ITS/CAES Market Maker and the security involved; and

(C) indicate the "applicable price range" by being formatted as a standardized pre-opening administrative message as follows:

POA MMID/XYZ

(3) The price range shall not exceed the "applicable price range" shown below:

Security	Consolidated Closing Price	Price Range
Network A	Under $50	$0.50
	$50 or over	$1.00[3]
Network B	Under $10	$0.50
	$10 or over	$1.00[4]

The price range shall not straddle the previous day's consolidated closing price, although it may include it as an endpoint (e.g., a 40.15 - 40.65 price range would be permissible if the previous day's consolidated closing price were 40.15 - 40.65, but not if the closing price were within the price range 40.16 - 40.64).

(b) Subsequent Notifications

If after sending a pre-opening notification the situation in an ITS/CAES Market Maker's market changes, the ITS/CAES Market Maker may have to issue a subsequent pre-opening notification. The three situations requiring subsequent notifications are described below. Subsequent pre-opening notifications shall be standardized pre-opening

---

Trust Issued Receipt, or does not underlie an individual stock option contract listed and currently trading on a national securities exchange the "applicable price change" is one dollar.

[3] If the previous day's consolidated closing price of a Network A Eligible Security exceeded $100 dollars and the Security does not underlie an individual stock option contract listed and currently trading on a national securities exchange the "applicable price change" is two dollars.

[4] If the previous day's consolidated closing price of a Network B Eligible Security exceeded $75 and the security is not a Portfolio Deposit Receipt, Index Funds Share, or Trust Issued Receipt, or does not underlie an individual stock option contract listed and currently trading on a national securities exchange the "applicable price change" is two dollars.

administrative messages. After sending a subsequent notification, the ITS/CAES Market Maker shall wait either (1) one minute or (2) until the balance of the original three-minute waiting period expires whichever is longer, before opening its market (i.e., if more than one minute of the initial waiting period has not yet expired at the time the subsequent notification is sent, the ITS/CAES Market Maker must wait for the rest of the period to pass before opening its market).

(1) Increase or Decrease in Applicable Price Range

Where, prior to the ITS/CAES Market Maker's opening of its market in the security, its anticipated opening price shifts so that it (A) is outside of the price range specified in his pre-opening notification but (B) still represents a change from the previous day's consolidated closing price of more than the applicable price change, the ITS/CAES Market Maker shall issue a replacement pre-opening notification (an "additional" notification) through the system before opening its market in the security. An additional notification contains the same kind of information as is required in an original pre-opening notification.

(2) Shift to within Applicable Price Change Parameter

(A) The ITS/CAES Market Maker shall, by issuing a "cancellation" notification through the system, notify the Non-Nasdaq Participant Market(s) of the receiving market maker(s) prior to opening the security if the price at which the ITS/CAES Market Maker anticipates opening its market shifts so that it (i) is outside of the price range specified in its pre-opening notification but (ii) does not represent a change from the previous day's consolidated closing price of more than the applicable price change.

(B) Notwithstanding the preceding sentence, in situations where the price range in an initial or additional notification includes price variations equal to or less than the applicable price change parameters, the "cancellation" notification signifies that the anticipated opening price (i) may or may not be outside of the price range specified in the pre-opening notification and (ii) does not represent a change from the previous day's consolidated closing price of more than the applicable price change.

Example: CTA close at 30. Pre-Opening Notification sent with a price range at or within the following range: 30.10 - 30.60 It is then determined that the stock will open at a price within the range of 29.75 to 29.99. Under paragraph (b)(2)(A), the specialist "shall" send cancellation notification. If it is subsequently determined that stock will open at a price within the range of 30 -30.25, the specialist need not reindicate stock pursuant to paragraph (b)(2)(B).

(3) Participation as Principal Precluded ("Second Look")

If a responding market maker who has shown in its pre-opening response interest as a principal at a price better than the anticipated opening price would be precluded from participation as principal in the opening transaction (e.g. its responding principal interest is to sell at a price .01 or more below the opening price established by paired agency orders), the ITS/CAES Market Makers shall send a "second look" notification through the System, notifying such responding market maker of the .01 price and size at which it could participate as principal (i.e., the parenthetical example above, the total amount of the security that it would have to sell at the .01 better price to permit the opening transaction to occur at that price).

(c) Tape Indications

If the CTA Plan or Nasdaq's rules requires or permits that an "indication of interest" (i.e., an anticipated opening price range) in a security be furnished to the consolidated last sale reporting system prior to the opening of trading or the reopening of trading following a halt or suspension in trading in one or more ITS Securities, then the furnishing of an indication of interest in such situations shall, without any other additional action required of the ITS/CAES Market Maker, (1) initiate the pre-opening process, and (2) if applicable, substitute for and satisfy the requirements of paragraphs (a), (b)(1), and (b)(2) (while the furnishing of an indication of interest to the consolidated last sale reporting system satisfies the notification requirements of this rule, an ITS/CAES Market Maker should also transmit the indication through the System in the format of a standardized pre-opening administrative message.) In any such situation, the ITS/CAES Market Maker shall not open or reopen the security until not less than three minutes after his transmission of the opening or reopening indication of interest. For the purpose of paragraphs (b)(3), (d), (f), and (g) through (i), "pre-opening notification" includes an indication of interest furnished to the consolidated last sale reporting system.

(d) Pre-Opening Responses - Decision on Opening Transaction

Subject to paragraph (e), If an ITS/CAES Market Maker who has issued a pre-opening notification receives "pre-opening responses" through the system containing "obligations to trade" from market makers in other Non-Nasdaq Participant Markets ("responding market makers"), the ITS/CAES Market Maker shall combine those obligations with orders it already holds in the security and, on the basis of this aggregated information, decide upon the opening transaction in the security. If the ITS/CAES Market Maker has received more than one pre-opening response from a Non-Nasdaq Participant Market, the ITS/CAES Participant Market shall include in such combination only those obligations to trade from such Participant Market as are specified in the most recent response, whether or not the most recent response expressly cancels the preceding response(s). An original or revised response received after the ITS/CAES Market Maker has effected its opening transaction shall be to no effect.

(e) Pre-Opening Responses from Open Markets

(1) An ITS/CAES Market Maker must accept only those pre-opening

responses sent to Nasdaq by market makers in other Non-Nasdaq Participant Markets prior to the opening of their markets for trading in the security. Following a halt or suspension in trading declared by Nasdaq in an ITS Security, an ITS/CAES Market Maker must accept only those pre-opening responses sent by market makers to Nasdaq from other Non-Nasdaq Participant Markets that halted trading in the security contemporaneously with Nasdaq and that had not resumed trading in the security at the time the pre-opening response was sent.

(2) In the event that one or more market makers from Participant Markets that have already opened trading in a security or, with respect to a halt or suspension in trading, either did not halt trading in the security contemporaneously with Nasdaq, or has already resumed trading in the security, respond to a pre-opening notification in that security, the ITS/CAES Market Maker need not, but may in its discretion, accept such responses for the purpose of inclusion in the opening or reopening transaction. In the event that a Participant Market opens or, with respect to a halt or suspension in trading, resumes trading in a security subsequent to a market maker in the Participant Market sending a pre-opening response but prior to the opening or reopening transaction in ITS/CAES, the market maker who sent the pre-opening response to Nasdaq must confirm the pre-opening response by sending an administrative message through the system stating that the response remains valid. If the market maker fails to so confirm the pre-opening response, the ITS/CAES Market Maker need not, but may in its discretion, accept the original response for the purpose of inclusion in the opening or reopening transaction.

(f) Allocation of Imbalances

Whenever pre-opening responses from one or more responding market makers include obligations to take or supply as principal more than 50 percent of the opening imbalance, the ITS/CAES Market Maker may take or supply as principal 50 percent of the imbalance at the opening price, rounded up or down as may be necessary to avoid the allocation of odd lots. In any such case, where the pre-opening response is from more than one responding market maker, the ITS/CAES Market Maker shall allocate the remaining imbalance (which may be greater than 50 percent if the ITS/ CAES Market Maker elects to take or supply less than 50 percent of the imbalance) among them in proportion to the amount each obligated himself to take or supply as principal at the opening price in its pre-opening response, rounded up or down as may be necessary to avoid the allocation of odd lots. For the purpose of this paragraph, multiple responding market makers in the same ITS Security in the same Participant Market shall be deemed to be a single responding market maker.

(g) Treatment of Obligations to Trade

In receiving a pre-opening response, an ITS/CAES Market Maker shall accord to any obligation to trade as agent included in the response the same treatment as he would to an order entrusted to it as agent at the same time such obligation was received.

(h) Responses Increasing the Imbalances

An ITS/CAES Market Maker shall not reject a pre-opening response that has the effect of further increasing the existing imbalance for that reason alone.

(i) Reports of Participation

Promptly following the opening in any security as to which an ITS/CAES Market Maker issued a pre-opening notification, the ITS/CAES Market Maker shall report to each Participant responsible for a market in which one or more responding market makers are located (1) the amount of the security purchased and/or sold, if any, by the responding market maker(s) in the opening transaction and the price thereof, or (2) if the responding market maker(s)'s response included agency or principal interest at the opening price that did not participate in the opening transaction, the fact that such interest did not so participate.

5250. Pre-Opening Application - Openings on Non-Nasdaq Participant Markets

(a) Pre-Opening Responses

Whenever an ITS/CAES Market Maker who has received a pre-opening notification from another ITS/CAES Market Maker or Non-Nasdaq ITS Participant Market as provided in the ITS Plan in any ITS Security as to which it is registered as an ITS/CAES Market Maker wishes to participate in the opening of that security in the Participant Market from which the pre-opening notification was issued, it may do so by sending obligations to trade-through the System to such Participant Market in a pre-opening response. A pre-opening response shall be designated as a pre-opening response (POR), identify the security, and show the ITS/CAES Market Maker's buy and/or sell, interest (if any), both as principal for its own account ("P") and as agent for orders left with him ("A"), at each price level within the price-range indicated in the pre-opening notification (e.g., 40.40), reflected on a netted share basis.

The pre-opening response shall be formatted as follows:
POR (MMID) BUY (SELL) A-P 40.40

The response may also show market orders separately.

(b) Revised Responses

An ITS/CAES Market Maker may cancel or modify its pre-opening response by sending through the System a revised response that cancels the obligations to trade contained in his original response and, if a modification is desired, that substitutes new obligations to trade stating the ITS/CAES Market Maker's aggregate interest (i.e., its interest reflected in the original response plus any additional interest and/or minus any withdrawn interest) at each price level. Each succeeding response, even if it fails to expressly cancel its predecessor response, shall supersede the predecessor response in its entirety. Any revised response shall be to no effect if received in the Participant Market from which the pre-opening notification was issued after the security has opened in such

Participant Market.

(c) Pre-Opening Notification from Other Markets

~~No ITS/CAES Market Maker whether acting as principal or agent, shall send an~~ obligation to trade, commitment to trade or order in any security through the System to any Participant Market, prior to the opening of trading in such security on such other market (or prior to the resumption of trading in such security on such other market following the initiation of a halt or suspension in trading in the security) until a pre-opening notification as to such security has been issued from such other market or a quotation has been disseminated from such other market pursuant to SEC Rule 11Ac1-1. No ITS/CAES Market Maker that has opened for trading or, with respect to a halt or suspension of trading initiated by another Participant Market, did not halt trading in the security reasonably contemporaneously with the Participant Market or resumed trading during such trading halt or suspension, shall respond to a pre-opening notification.

(d) Sole Means of Pre-Opening Routing

Once a pre-opening notification as to any security is received by the ITS/CAES Market Maker through the System, the ITS/CAES Market Makers in such security shall submit obligations to trade that security as principal for its own account to the market from which the pre-opening notification was issued only through the Pre-Opening Application and shall not send orders to trade that security for its own account to such market for participation at the opening in that market by any other means. However, this restriction shall not apply to any order sent to such market by the ITS/CAES Market Maker prior to the issuance of the pre-opening notification.

(e) Duration of Obligations to Trade

Responses to pre-opening notifications shall be voluntary, but each obligation to trade that an ITS/CAES Market Maker includes in any pre-opening response, or in any modification of a pre-opening response, shall remain binding on him, until the security has opened in the market from which the pre-opening notification was issued or until a cancellation or modification of such obligation has been received in such market, and until a subsequent cancellation or modification thereof has been received in such market.

(f) Request for Participation Report

The ITS Plan anticipates that an ITS/CAES Market Maker who has sent one or more obligations to trade in response to a pre-opening notification will request a report through the System as to its participation if it does not receive a report as required promptly following the opening. If, on or following trade date, the ITS/CAES Market Maker does request a report through the System as to its participation before 4:00 p.m. Eastern Time, and it does not receive a response by 9:30 a.m. Eastern Time on the next trading day, it need not accept a later report. If the ITS/CAES Market Maker fails to so request a report, it must accept a report until 4:00 p.m. Eastern Time on the third trading day following the trade date (i.e., on T+3). Nasdaq does not intend this paragraph to relieve the ITS/CAES Market Maker of the obligation, when it does not receive a report, to request a report as soon as it reasonably should expect to have received it.

5260. System Trade and Quotations

5261. Obligation to Honor System Trades

If an ITS/CAES Market Maker or clearing member acting on its behalf is reported on the clearing tape (as adjusted) at the close of any trading day, or shown by the activity reports developed by CAES as constituting a side of a System trade, such ITS/CAES Market Maker or clearing member shall honor such trade on the scheduled settlement date.

5262. Trade-Throughs

(a) A member registered as an ITS/CAES Market Maker in an ITS/CAES security, shall avoid purchasing or selling such security, whether as principal or agent, at a price which is lower than the bid or higher than the offer displayed from an ITS Participant Market ("trade-through"), unless the following conditions apply:

(1) the size of the bid or offer that is traded-through is for 100 shares;

(2) the ITS/CAES Market Maker is unable to avoid the trade-through because of the systems/equipment failure or malfunction;

(3) the transaction which constituted the trade-through is not a "regular way" contract;

(4) the bid or offer that is traded-through is being displayed from a Market Center whose members are relieved of their obligations under SEC Rule 11Ac1-1(C)(2) with respect to such bid or offer;

(5) the bid or offer that is traded-through has caused a locked or crossed market in the ITS Security;

(6) the commitment received by an ITS/CAES Market Maker which caused the trade-through was originated by a Non-Nasdaq ITS Participant Market;

(7) the transaction involves (A) purchases and sales effected by ITS/CAES Market Makers participating in an opening (or reopening) transaction or (B) any "Block Transaction" as defined in the ITS/CAES Rules; or

(8) in the case of a third participating market center trade-through, either:

(A) the ITS/CAES Market Maker who initiated the trade-through (i) had sent a commitment to trade promptly following the trade-through that satisfies the bid or offer traded-through, and (ii) preceded the commitment with an administrative message stating that the commitment was in satisfaction of a third participating market center trade-through; or

(B) a complaint with respect to the trade-through was not received ~~by Nasdaq through the System from the aggrieved party promptly~~ following the trade-through, and, in any event, within ten (10) minutes from the time the aggrieved party sent a complaint through the System to the Non-Nasdaq ITS Participant Market that received the commitment to trade that caused the trade-through, which first complaint must have been received within five (5) minutes from the time the report of the transaction that constituted the trade-through was disseminated over the high speed line of the consolidated last sale reporting system.

(9) The transaction involves DIAMONDs and SPDRs, and the execution occurs at a price that is no more than three cents lower than the highest bid displayed in CQS and no more than three cents higher than the lowest offer displayed in CQS. This exemption shall apply for a pilot period ending on such date specified by the SEC.

(b) (1) If a trade-through occurs and a complaint is promptly received by Nasdaq either through the ITS System from the appropriate Non-Nasdaq ITS Participant Market whose member is the aggrieved party or from an ITS/CAES Market Maker, then:

(A) If ITS/CAES Market Makers are on both sides of a principal trade, the price of the transaction which constituted the trade-through shall be corrected, by agreement of the parties, to a price at which a trade-through would not have occurred and the price correction shall be reported through the consolidated last sale reporting system; otherwise (i) the initiating ITS/CAES Market Maker shall satisfy, or cause to be satisfied, the bid or offer traded through in its entirety at the price of such bid or offer or at the price that caused the trade-through (as determined in accordance with subparagraph (E) below, or, (ii) if the initiating ITS/CAES Market Maker elects not to do so, the transaction shall be voided.

(B) If an ITS/CAES Market Maker executed the transaction and the contra- side was not an ITS/CAES Market Maker (i) the ITS/CAES Market Maker registered in the security shall satisfy, or cause to be satisfied, the bid or offer traded-through in its entirety at the price of such bid or offer, or, (ii) if the ITS/CAES Market Maker elects not to do so, the price of the transaction which constituted the trade-through shall be corrected by the ITS/CAES Market Maker to a price at which a trade-through would not have occurred and the price correction shall be reported through the consolidated last sale reporting system.

(C) If ITS/CAES Market Makers are on both sides of a trade and one or both are acting as agent, the price of the transaction which constituted the trade- through shall be corrected, by agreement of the parties, to a price at which a trade- through would not have occurred and the price correction shall be reported through the consolidated last sale reporting system; otherwise, the ITS/CAES Market Maker that initiated the transaction shall satisfy, or cause to be satisfied the bid or offer traded through in its entirety at the price of such bid or offer.

(D) Whenever the provisions of subparagraphs (B) and (C) above apply, the customer's order or a portion thereof which was executed in the transaction which constituted the trade-through (whether such order or a portion thereof was executed by the member who initiated the trade-through or by the member on the contra side of the transaction, or both) shall receive the price which caused the trade-through, or the price at which the bid or offer traded through was satisfied, if it was satisfied pursuant to subparagraph (B) above, or the adjusted price, if there was an adjustment pursuant to subparagraph (B) above, whichever price is most beneficial to the order or a portion thereof. Money differences resulting from the application of this paragraph shall be the liability of the member who initiated the trade-through.

(E) The price at which the bid or offer traded through shall be satisfied shall be the price of such bid or offer except if (i) the transaction that constituted the trade-through was of "block size" but did not constitute a "block trade" (as those terms are defined in the Block Trade Rule) and (ii) the ITS/CAES Market Maker who initiated the trade-through did not make every reasonable effort to satisfy, or cause to be satisfied, through the System the bid or offer traded through at its price and in its entirety within two (2) minutes from the time the report of the transaction that constituted the trade-through was disseminated over the high speed line of the consolidated last sale reporting system. In the case of such exception, the price at which the bid or offer traded through shall be satisfied shall be the price that caused the trade-through.

(2) Such complaint shall be considered promptly received when no more than five minutes expire from the time the report of the transaction was disseminated over the high speed line of the consolidated last sale reporting system, unless the transaction is between an ITS/CAES Market Maker and another ITS/CAES Market Maker or Non-Nasdaq ITS Participant Market. In the later case, the complaint must be received within ten minutes from the time the aggrieved party sent a complaint through the System to the ITS/CAES Market Maker or Non-Nasdaq ITS Participant Market that received the commitment to trade that caused the trade-through, which first complaint must have been received within five minutes from the time the report of the transaction was disseminated over the high speed line of the consolidated last sale reporting system.

(c) (1) Nasdaq shall notify the ITS/CAES Market Maker of any trade-through complaint received from a Non-Nasdaq ITS Participant Market or ITS/CAES Market Maker. Upon receipt of such notification, the ITS/CAES Market Maker shall promptly respond to the complaining Non-Nasdaq ITS Participant Market or ITS/CAES Market Maker. Such response shall set forth either: (A) the conditions specified in paragraph (a) above, or (B) the corrective action to be taken under paragraph (b) above. If there is more than one ITS/CAES Market Maker that is registered in the ITS Security and participating in the transaction, then the ITS/CAES Market Maker that initiated the transaction will receive notification of the trade-through complaint.

(2) If it is ultimately determined that an ITS/CAES Market Maker has engaged in a trade-through but has not taken corrective action required by paragraph (b) above then the ITS/CAES Market Maker shall be liable for the lesser of (A) the actual loss proximately caused by the trade-through and suffered by the aggrieved party, or (B) the loss proximately caused by the trade-through which would have been suffered by the aggrieved party had the ITS/CAES Market Maker purchased or sold the security subject to the trade-through in order to mitigate its loss and had such purchase or sale been effected at the "loss basis price." For purposes of this subparagraph the "loss basis price" shall be the price of the next transaction, as reported by the high speed line of the consolidated last sale reporting system in the security in question, after one hour has elapsed from the time the complaint is received (or, if the complaint is so received within the last hour in which transactions are reported on the high speed line of the consolidated last sale reporting system on any day, then the price of the opening transaction in such security reported on such high speed line on the next day on which the security is traded).

(3) Any ITS/CAES Market Maker that becomes the subject of a trade-through by another Non-Nasdaq ITS Participant Market or ITS/CAES Market Maker may take whatever steps are necessary to mitigate any potential loss resulting from the trade-through of his bid or offer. Such action shall be promptly communicated to the offending Non-Nasdaq ITS Participant Market.

(4) The provisions of this trade-through rule shall not apply in respect to any Participant Market which does not have in effect a similar rule imposing similar obligations and responsibilities.

(5) If a complaint of a purported trade-through is received by Nasdaq and the complained-of transaction resulted from an ITS/CAES Market Maker's execution of a commitment to trade received from another ITS/CAES Market Maker or Non-Nasdaq ITS Participant Market, the ITS/CAES Market Maker should, if circumstances permit, make reasonable efforts to notify the complaining party, as promptly as practicable following receipt of the complaint, (A) that the transaction was not initiated by the ITS/CAES Market Maker and (B) of the identity of the ITS/CAES Market Maker or Non-Nasdaq ITS Participant Market that originated the commitment. Neither compliance nor non-compliance with the

preceding sentence shall be the basis for any liability of the ITS/CAES Market Maker for any loss associated with the complained-of transaction.

IM 5262-1 Contemporaneous Sending Of Commitments

The terms "trade-through" and "third participating market center trade-through" do not include the situation where a member who initiates the purchase (sale) of an ITS Security, at a price which is higher (lower) than the price at which the security is being offered (bid) in another ITS Participant Market, sends contemporaneously through ITS to such ITS Participant Market a commitment to trade at such offer (bid) price or better and for at least the number of shares displayed with that market center's better-priced offer (bid). A trade-through complaint sent in these circumstances is not valid, even if the commitment sent in satisfaction cancels or expires, and even if there is more stock behind the quote in the other market.

5263. Locked or Crossed Markets

(a) A member registered as an ITS/CAES Market Maker in an ITS/CAES Security that makes a bid (offer) for such security at a price which equals the offering (bid) price at that time from an ITS Participant Market has created what is referred to in this rule as a "locked market."

(b) A member registered as an ITS/CAES Market Maker in an ITS/CAES Security that makes a bid (offer) for such security at a price which exceeds (is less than) the offering (bid) price at that time from an ITS Participant Market has created what is referred to in this rule as a "crossed market.

(c) (1) (A) Unless excused by operation of paragraphs (c)(1)(B) or (d) below an ITS/CAES Market Maker that makes a bid or offer and in so doing creates a locked or crossed market with a Non-Nasdaq ITS Participant Market and that receives a complaint through ITS/CAES from the party whose bid (offer) was locked or crossed (the "aggrieved party"), the ITS/CAES Market Maker responsible for the locking or crossing offer (bid) shall, as specified in the complaint, either promptly "ship" (i.e., satisfy through ITS/CAES the locked or crossed bid (offer) up to the size of its locking or crossing offer (bid)) or "unlock" (i.e., adjust his locking or crossing offer (bid) so as not to cause a locked or crossed market). If the complaint specifies "unlock", it may nevertheless ship instead.

(B) If there is an error in a locking or crossing bid or offer that relieves the locking or crossing ITS/CAES Market Maker from its obligations under paragraph (c)(2) of Rule 11Ac1-1 and if the ITS/CAES Market Maker receives a "ship" complaint through ITS/CAES from the aggrieved party, the locking or crossing ITS/CAES Market Maker shall promptly cause the quotation to be corrected and, except as provided in paragraph (d) below, it shall notify the aggrieved party through ITS/CAES of the error within two minutes of receipt of the complaint. If the locking or crossing ITS/CAES Market Maker fails to so notify the aggrieved party, it shall promptly ship.

(2) An ITS/CAES Market Maker that makes a bid or offer and in so doing creates a locked or crossed market with another ITS/CAES Market Maker shall promptly send to such other ITS/CAES Market Maker an order seeking either the bid or offer which was locked or crossed, unless excused by operation of paragraph (d) below. Such order shall be for either the number of shares it has bid for (offered) or the number of shares offered (bid for) by the ITS/CAES Market Maker, whichever is less.

(d) The provisions of paragraph (c) above shall not apply when:

(1) the bid or offer in the ITS Participant Market is for 100 shares;

(2) the issuance of the commitment to trade or order referred to above would be prohibited by an Nasdaq rule or by SEC Rule 10a-1 under the Act;

(3) the ITS/CAES Market Maker who causes a locked or crossed market is unable to comply with the provisions of paragraph (c) above because of a systems/equipment failure or malfunction;

(4) the bid or offer that causes the locked or crossed market is not for a "regular way" contract;

(5) the locked or crossed market occurs at a time when, with respect to the ITS Security which is the subject of the locked or crossed market, members of the ITS Participant Market to which the commitment to trade would be sent pursuant to paragraph (c) above are relieved of their obligations under SEC Rule 11Ac1-1(c)(2);

(6) the transaction involves (A) purchases and sales effected by ITS/CAES Market Maker's participating in an opening or (reopening) transaction or (B) any "Block Transaction" as defined in the ITS/CAES Rules.

(7) the locking or crossing bid or offer no longer prevails at the time the complaint is received by the ITS/CAES Market Maker.

5264. Block Transactions

(a) An ITS/CAES Market Maker who executes a "block transaction" in an ITS/CAES security in which it is registered as an ITS/CAES Market Maker at an execution price outside the best quotation for the security displayed by any ITS Participant Market, shall, upon executing the block trade, send to each other ITS Participant Market displaying a bid or offer (as the case may be) superior to the execution price, a commitment to trade, at the execution price, to satisfy the number of shares displayed in that ITS Participant Market's bid or offer.

(b) For purposes of this Rule, a block transaction shall be a trade that:

(1) involves 10,000 or more shares of a common stock traded through ITS (an "ITS Security") or a quantity of any such security having a market value of ~~$200,000 or more ("block size");~~

(2) is effected at a price outside the bid or offer displayed from another ITS Participant Market; and

(3) involves either:

(A) a cross of block size (where the member represents all of one side of the transaction and all or a portion of the other side); or

(B) any other transaction of block size (i.e., in which the ITS/CAES Market Maker represents an order of block size on one side of the transaction only) that is not the result of an execution at the current bid or offer of the ITS/CAES Market Maker.

Contemporaneous transactions at the same price filling an order or orders then or theretofore represented by the ITS/CAES Market Maker (including transactions resulting from commitments to trade sent by the ITS/CAES Market Maker pursuant to paragraph (a) above) shall be deemed to constitute a single transaction for the purpose of this definition.

(c) A "current bid or offer" of the ITS/CAES Market Maker, as that term is used in paragraph (b)(3)(B) above, means the price of the current quotation displayed by the ITS/CAES Market Maker established independently of the order to buy or sell.

(d) A "bid or offer" displayed from an ITS Participant Market (or any derivative phrase), as that term is used in this Rule, means the current quotations from any ITS Participant Market displayed to the ITS/CAES Market Maker as required by the ITS Plan, and does not include "away-from-the-market" limit orders or other interests that may be represented in such other ITS Participant Market.

(e) Inapplicability. Paragraph (a) above shall not apply under the following conditions:

(1) the size of the better priced bid or offer displayed by another ITS Participant Market was for 100 shares;

(2) the ITS/CAES Market Maker representing the block-size order(s) made every reasonable effort to satisfy through ITS a better-priced bid or offer displayed by another ITS Participant Market but was unable to because of a systems/equipment failure or malfunction;

(3) the block trade was not a "regular way" contract;

(4) the bid or offer that is traded through is being displayed from an ITS Participant Market whose members are relieved of their obligations under SEC Rule 11Ac1-1(c)(2) with respect to such bid or offer;

(5) the bid or offer that is traded through has caused a locked or crossed market in the ITS Security;

(6) the better priced bid or offer was being displayed from an ITS participating market center whose members were relieved of their obligations with respect to such bid or offer under SEC Rule 11Ac 1-1(c)(2) pursuant to the "unusual market" exception to SEC Rule 11Ac1-1(b)(3); or

(7) the better priced bid or offer had caused a "locked or crossed market," in the ITS Security that was the subject of the block trade.

5265. Authority to Cancel or Adjust Transactions

(a) In circumstances in which Nasdaq deems it necessary to maintain a fair and orderly market and to protect investors and the public interest, Nasdaq may, pursuant to the procedures set forth in Rule 11890 of the Uniform Practice Code and the 9700 Series, declare any transaction arising out of the use or operation of the ITS/CAES System, null and void on the grounds that one or more of the terms of the transaction are clearly erroneous; and Nasdaq may reallocate stock between ITS/CAES Market Makers to correct an erroneous transaction.

(b) For purposes of this Rule, the terms of the transaction are clearly erroneous when there is an obvious error in any term, such as price, number of shares or other unit of trading, identification of the security, or if a specific commitment to trade has been executed with the wrong ITS/CAES Market Maker.

5266. Market Participant Identifiers

(a) ITS/CAES market makers obligated to maintain a continuous two-sided quotation pursuant Rule 5221(c) shall have that quote displayed and attributed to them by a special market participant identifier ("MPID"). The first MPID issued to an ITS/CAES Market Maker shall be referred to as the ITS/CAES Market maker's "Primary MPID."

(b) For a six-month pilot period ending November 1, 2005, ITS/CAES market makers may request the use of additional MPIDs that shall be referred to as "Supplemental MPIDs." ITS/CAES Market makers may be issued up to nine Supplemental MPIDs. An ITS/CAES Market maker may request the use of Supplemental MPIDs for displaying two-sided Attributable Quotes/Orders in Nasdaq for any security in which it is registered and meets the obligations set forth in Rule 5221; an ITS/CAES market maker may not use a Supplemental MPID for displaying one-sided Attributable Quotes/Orders. An ITS/CAES Market maker that fails to meet the obligations appurtenant to its Primary MPID in any security shall not be permitted to use a Supplemental MPID for any purpose in that security.

(c) ITS/CAES Market makers that are permitted the use of Supplemental MPIDs for displaying Attributable Quotes/Orders pursuant to subparagraph (b) of this rule are subject to the same rules applicable to the ITS/CAES Market Maker's first quotation, with two exceptions: (1) the continuous two-sided quote requirement and the need to obtain an excused withdrawal, or functional excused withdrawal, as described in Rule 5221(c), as well as the procedures described in Rule 4710(b)(2)(B) and (b)(5), do not apply to ITS/CAES Market Makers' Supplemental MPIDs; and (2) Supplemental MPIDs may not be used by ITS/CAES Market Makers to engage in passive market making or to enter stabilizing bids pursuant to Nasdaq Rules 4614 and 4619.

IM-5266-1 - Procedures For Allocation of Second Displayable MPIDs

Nasdaq has a technological limitation on the number of displayed, attributable quotations in an individual security. Therefore, Nasdaq must consider the issuance and display of Supplemental MPIDs to be a privilege and not a right. Nasdaq has developed the following method for allocating the privilege of receiving and displaying Supplemental MPIDs with attributable display privileges ("display privileges") in an orderly, predictable, and fair manner on a stock-by-stock basis.

As described in Rule 5266, Nasdaq will automatically designate an ITS/CAES Market Maker's first MPID as a "Primary MPID" and any additional MPIDs as "Supplemental MPIDs." ITS/CAES Market Makers are required to use their Primary MPID in accordance with the requirements of a Primary MPID for ITS Securities. Regardless of the number of MPIDs used, ITS/CAES Market Makers will trade ITS Securities using Nasdaq systems in compliance with all pre-existing Nasdaq and SEC rules governing the trading of these securities - including the Intermarket System Plan and the Rule 5200 Series. The multiple MPID for ITS Securities program creates no exceptions to these obligations. ITS/CAES Market Makers may also use Supplemental MPIDs to enter non-attributable orders into SIZE.

Nasdaq has developed procedures to maintain a high level of surveillance and member compliance with its rules with respect to ITS/CAES Market Makers' use of both Primary and Supplemental MPIDs to display quotations in Nasdaq systems. If it is determined that one or more Supplemental MPIDs are being used improperly, Nasdaq will withdraw its grant of the Supplemental MPID(s) for all purposes for all securities. In addition, if an ITS/CAES Market Maker no longer fulfills the conditions appurtenant to its Primary MPID (e.g., by being placed into an unexcused withdrawal), it may not use a Supplemental MPID for any purpose in that security.

The first priority of Nasdaq's method for allocating the privilege of displaying Supplemental MPID is that each ITS/CAES Market Maker should be permitted to register to display a single quotation in a security under a Primary MPID before any is permitted to register to display additional quotations under Supplemental MPIDs. If all requests for Primary MPIDs have been satisfied, Nasdaq will then register Supplemental MPIDs to display Attributed Quotes/Orders in that security on a first-come-first-served basis, consistent with the procedures listed below. If Nasdaq comes within ten MPIDs with display privileges of its maximum in a particular security, Nasdaq will temporarily cease registering Supplemental MPIDs with display privileges in that security and reserve those ten remaining display privileges for ITS/CAES market makers that may register their Primary MPID in that stock in the future. If Nasdaq allocates those reserved display privileges to ITS/CAES Market Makers requesting Primary MPIDs and then receives additional requests for Primary MPIDs, it will use the procedure described below to re-allocate display privileges to ITS/CAES Market Makers requesting Primary MPIDs.

For any stock in which Nasdaq has reached the maximum number of ITS/CAES Market Makers registered to display quotations, once each month, Nasdaq will rank each of the ITS/CAES Market Makers that has more than one Supplemental MPID with display privileges in the stock according to their monthly volume of trading, based on the volume of that ITS/CAES Market Maker's least used Supplemental MPID with display privileges. Nasdaq will withdraw the display privilege associated with the lowest volume Supplemental MPID of the ITS/CAES Market Maker in that ranking and assign that privilege to the first ITS/CAES Market Maker that requested a Primary MPID or Supplemental MPID, with Primary MPIDs always taking precedence. Nasdaq will repeat this process as many times as needed to accommodate all pending requests for Primary and Supplemental MPIDs. If after following this process (or at the outset of the allocation process) no ITS/CAES Market Maker has more than one Supplemental MPID with display privileges, ITS/CAES Market Makers will be ranked based upon the volume associated with their Supplemental MPID, and Nasdaq will withdraw the display privilege from the ITS/CAES Market Maker with the lowest volume Supplemental MPID.

ITS/CAES Market Makers that lose the display privilege associated with a Supplemental MPID will still be permitted to use the Supplemental MPID to enter non-attributable orders into SIZE for that security or any other, and to display additional quotes in stocks in which they are properly registered to do so, subject to the conditions described in the rule and this interpretive material.

The objective of the procedure is to re-allocate the display privileges from the least used Supplemental MPIDs to those ITS/CAES Market Makers requesting Primary or Supplemental MPIDs. For example, assume with respect to security WXYZ ITS/CAES Market Maker A has nine Supplemental MPIDs with display privileges (which is the maximum - 1 Primary MPID + 9 Supplemental MPIDs = 10 MPIDs with display privileges), ITS/CAES Market Maker B has three Supplemental MPIDs with display privileges, and ITS/CAES Market Maker C has three Supplemental MPIDs with display privileges and is requesting a fourth. After conducting the monthly ranking, one of B's Supplemental MPIDs is the least used in WXYZ, C has the next lowest volume Supplemental MPID with display privileges in the security, and A has the next lowest in the security after C (i.e., the order for forfeiting their display privilege is: B, C, then A). Based on this ranking, Nasdaq would re-allocate one of B's display privileges to C. As a result, A keeps its privileges for all nine of its Supplemental MPIDs in WXYZ, C adds a Supplemental MPID with display privileges in the security, and B loses a display privilege in WXYZ - B does not lose use of the Supplemental MPID for submitting non-attributable orders in WXYZ to SIZE, and it does not lose display privileges in any other security in which it is authorized to use the Supplemental MPID.

OTHER SYSTEMS AND PROGRAMS

TABLE OF CONTENTS

6000. NASDAQ SYSTEMS AND PROGRAMS

6100. Nasdaq Risk Management Service

6110. Definitions

(a) The term "Clearing Broker" shall mean a firm that acts as principal for clearing and settling a trade, whether for its own account or for a correspondent firm.

(b) The term "Correspondent Executing Broker" shall mean a firm that has a correspondent relationship with a clearing firm whereby it executes trades and the clearing function is the responsibility of the clearing firm.

(c) The terms "Gross Dollar Thresholds" or "Super Caps" shall mean the daily dollar amounts for purchases and sales that a clearing broker establishes in the Nasdaq Risk Management system for each correspondent executing broker that may be raised or lowered on an inter-day or intra-day basis.

(d) The term "Pre-alert" shall mean the alert notifying the correspondent executing broker and the clearing broker that the correspondent executing broker has equaled or exceeded 70% of any purchase or sale gross dollar amount.

(e) The term "Single Trade Limit" shall mean the pre-established dollar amount established by Nasdaq for a single trade, above which the Nasdaq Risk Management system enables a clearing firm to review the trade before it is obligated to clear the trade.

(f) "Trade Reporting Facility" shall mean a facility of another self-regulatory organization that provides a mechanism for reporting transactions and that has agreed to accept instructions provided by the Nasdaq Risk Management system on behalf of clearing brokers.

(g) The terms "correspondent executing broker" and "clearing broker" shall also include, where appropriate, the Non-Member Clearing Organizations and UTP Exchanges listed in NASD Rules 6120 and their qualifying members.

6120. System Functions

(a) Nasdaq Risk Management is an automated system that allows clearing brokers to monitor credit exposure to corresponding firms for which they clear trades. Nasdaq Risk Management monitors exposure with respect to trades executed through the facilities of Nasdaq, trades reported to Trade Reporting Facilities, and other trades for which Nasdaq Risk Management receives a "drop copy" of the trade report. Clearing brokers may utilize the Nasdaq Risk Management functions upon execution of the Nasdaq Risk Management Agreement.

(b) The Nasdaq system will provide the following risk management capabilities to clearing brokers that have executed an agreement authorizing the use of the Nasdaq Risk Management service:

(1) Trade File Scan

Clearing brokers may scan the trading activities of their correspondent executing brokers.

(2) Gross Dollar Thresholds ("Super Caps") and Sizeable Limits

Clearing brokers may establish, on an inter-day or intra-day basis, gross dollar thresholds (also known as "Super Caps") for purchases and sales for their correspondent executing brokers. When any of a correspondent's gross dollar thresholds are exceeded, notice will be furnished to the clearing broker and to Trade Reporting Facilities. In such event, Nasdaq Risk Management will automatically instruct Trade Reporting Facilities that any trade in excess of an applicable "sizeable limit" that is negotiated by the correspondent will be subject to review by the clearing broker until such time as the correspondent's trading activity no longer exceeds a gross dollar threshold. Specifically, the clearing broker will have 15 minutes from execution to review any single trade negotiated by the correspondent that equals or exceeds the applicable sizeable limit in order to decide to act as principal for the trade or to decline to act as principal. If the clearing broker does not affirmatively accept or decline the "sizeable trade," at the end of 15 minutes the system will instruct Trade Reporting Facilities to act in accordance with pre-established processing criteria, as described below.

(A) ACT Workstation Users

(i) Clearing brokers that use the ACT Workstation may establish gross dollar thresholds and sizeable limits for each of their correspondent executing brokers. They may establish different gross dollar thresholds and sizeable limits for each type of security (i.e., Nasdaq National Market, Nasdaq SmallCap Market, Consolidated Quotations Service, or OTC Bulletin Board), as well as an aggregate gross dollar threshold and sizeable limit for all types of securities.

(ii) Notice will be provided to all Nasdaq Risk Management participants when a correspondent's aggregate gross dollar threshold is exceeded, but will be provided solely to the clearing broker if the gross dollar threshold for a type of security is exceeded.

(iii) Clearing brokers that use the ACT Workstation may also establish the default processing criteria that will apply to sizeable trades when a correspondent's gross dollar threshold has been exceeded; the clearing broker may specify that after 15 minutes, if the clearing broker does not affirmatively accept or decline the trade, the Risk Management Service will instruct Trade Reporting Facilities that such trades should be either automatically declined or automatically subjected to normal processing in which the clearing broker will act as principal to clear the trades.

(B) Other Nasdaq Risk Management Users

(i) Clearing brokers that do not use the ACT Workstation may establish aggregate gross dollar thresholds for each of their correspondent executing brokers, but may not establish gross dollar thresholds for each type of security (i.e., Nasdaq National Market, Nasdaq SmallCap Market, Consolidated Quotations Service, or OTC Bulletin Board).

(ii) Notice will be provided to all Nasdaq Risk Management participants when a correspondent's aggregate gross dollar threshold is exceeded.

(iii) The sizeable limit is $200,000 for all clearing brokers that do not use the ACT Workstation. When a correspondent's aggregate gross dollar threshold is exceeded, Nasdaq Risk Management will instruct Trade Reporting Facilities that no trade in excess of the sizeable limit should be accepted for processing unless the clearing broker accepts the trade within 15 minutes of execution.

(3) Gross Dollar Threshold Pre-Alert

The Nasdaq Risk Management system will also alert the clearing broker and its correspondent when the correspondent's trading activity equals or exceeds 70% of any gross dollar threshold established by the clearing broker for that correspondent.

(4) End of Day Recap

Clearing brokers that use the computer-to-computer interface protocol will be able to receive an end of day recap of all trade detail information of their correspondents.

(5) On-line Review

Clearing brokers that use the computer-to-computer interface will be able to receive intra-day activity of their correspondents as it is reported.

(6) Single Trade Limit

Clearing brokers may request that the Nasdaq Risk Management service instruct Trade Reporting Facilities to provide 15 minutes from trade report input to review any single trade executed by their correspondent executing brokers that equals or exceeds a pre-established limit in order to decide to act as principal for the trade or to decline to act as principal. If, however, the clearing firm does not affirmatively accept or decline the trade, at the end of 15 minutes the system will instruct Trade Reporting Facilities to act in accordance with pre-established processing criteria, as described below.

(A) ACT Workstation Users. Clearing brokers that use the ACT Workstation may establish single trade limits for each of their correspondent executing brokers, and may establish different limits for each type of security (i.e., Nasdaq National Market, Nasdaq SmallCap Market, Consolidated Quotations Service, or OTC Bulletin Board). Such clearing brokers may also establish the default processing criteria that will apply to trades that exceed the single trade limit after 15 minutes if the clearing broker does not affirmatively accept or decline the trade; the clearing broker may specify that the system will instruct Trade Reporting Facilities that such trades should be either automatically declined or automatically subjected to normal processing in which the clearing broker will act as principal to clear the trades.

(B) Other Nasdaq Risk Management Users. For clearing brokers that do not use the ACT Workstation, the single trade limit is $1,000,000. If such a clearing broker does not affirmatively accept or decline a trade that exceeds the single trade limit, at the end of 15 minutes the system will instruct Trade Reporting Facilities to subject the trade to normal processing and the clearing broker will be obligated to act as principal to clear the trade.

6200. ACES®

6210. Definitions

(a) The term "ACES" means the voluntary Nasdaq system that provides Routing Subscribers the ability to route orders in securities to Receiving Subscribers' order management systems.

(b) The term "ACES Order" means an order in securities that a Routing Subscriber has submitted to ACES.

(c) The term "Receiving Subscriber" means any Nasdaq member that is registered as a Nasdaq market maker or ITS/CAES Market Maker and that has executed an agreement with Nasdaq authorizing its use of ACES to receive ACES Orders from Routing Subscribers.

(d) The term "Routing Subscriber" means any Nasdaq member that has executed an agreement with Nasdaq authorizing its use of ACES to route orders to Receiving Subscribers' order management systems.

6220. Eligible Securities

A Routing Subscriber may submit orders to ACES in any security, including, without limitation, any security eligible for trading in the Nasdaq Market Center. A Receiving Subscriber may accept ACES Orders in any security, regardless of whether the Receiving Subscriber is registered as a market maker in that security.

6230. Routing, Entry, Cancellation, and Replacement of Orders through ACES

(a) Routing of Orders

Routing Subscribers must designate a particular Receiving Subscriber for each order submitted to ACES, which routes each ACES Order to the order management system of the designated Receiving Subscriber. A Routing Subscriber may designate only those Receiving Subscribers that have agreed in advance to accept orders from the Routing Subscriber.

(b) Entry of Orders

Routing Subscribers may submit orders to ACES between the hours of 7:00 a.m. Eastern Time and 6:30 p.m. Eastern Time. ACES Orders submitted to ACES between 7:00 a.m. and 7:59:59 a.m. will not be transmitted to Receiving Subscribers until 8:00 a.m. Any ACES Order that is submitted with the condition that the order is valid only for the day of entry will be cancelled at 6:30 p.m. on the day of entry if it has not been executed.

(c) Cancellation of Orders

A Routing Subscriber may cancel an ACES Order at any time before it has been executed by submitting a cancel request to ACES; *provided, however*, that any cancel request submitted to ACES between the hours of 6:30 p.m. Eastern Time and 7:59:59 a.m. Eastern Time shall not be transmitted to the designated Receiving Subscriber until 8:00 a.m. A cancel request shall not be effective until it has been accepted and acknowledged through ACES by the designated Receiving Subscriber.

(d) Replacement of Orders

A Routing Subscriber may cancel an ACES Order at any time before it is executed and replace the order with a new ACES Order by submitting a cancel/replace request to ACES between the hours of 7:00 a.m. Eastern Time and 6:30 p.m. Eastern Time. Any cancel/replace request submitted to ACES between 7:00 a.m. and 7:59:59 a.m. shall not be transmitted to the designated Receiving Subscriber until 8:00 a.m. A cancel/replace request shall not be effective until it has been accepted and acknowledged through ACES by the designated Receiving Subscriber.

6240. Order Receipt

Each Receiving Subscriber may execute ACES Orders in any manner it determines to be consistent with its duty of best execution and other applicable regulatory obligations. Accordingly, and without limiting the generality of the foregoing, Receiving Subscribers are not required to execute ACES Orders through the Nasdaq Market Center.

6250. Notification of Order Execution

Promptly after executing any ACES Order, the Receiving Subscriber submit an Execution Message to ACES so that ACES may notify the Routing Subscriber of the execution and provide the Routing Subscriber with information concerning the terms of the execution. The Receiving Subscriber shall ensure that the execution of each ACES order is reported in accordance with all applicable rules governing the reporting of transactions executed through the market center where the ACES Order was executed.

6300. RESERVED

6400. TRANSACTIONS IN LISTED SECURITIES TRADED PURSUANT TO UNLISTED TRADING PRIVILEGES

6410. Reserved

6420. Reserved

6430. Suspension of Trading

(a) Members shall promptly notify Nasdaq whenever they have knowledge of any matter related to an eligible security or the issuer thereof which has not been adequately disclosed to the public or where they have knowledge of a regulatory problem relating to such security.

(b) Whenever any market for any eligible security halts or suspends trading in such security, members may continue to conduct trading in such security during the period of any such halt or suspension and shall continue to report all last sale prices reflecting transactions in such security, unless Nasdaq has initiated a trading halt for ITS/CAES Market Makers in the security, pursuant to Rule 4120.

6440. Trading Practices

(a) No member shall execute or cause to be executed or participate in an account for which there are executed purchases of any eligible security at successively higher prices, or sales of any such security at successively lower prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

(b) No member shall, for the purpose of creating or inducing a false or misleading appearance of activity in an eligible security or creating or inducing a false or misleading appearance with respect to the market in such security:

(1) execute any transaction in such security which involves no change in the beneficial ownership thereof; or

(2) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of any such security, has been or will be entered by or for the same or different parties; or

(3) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be

entered by or for the same or different parties.

(c) No member shall execute purchases or sales of any eligible security for any account in which such member is directly or indirectly interested, which purchases or sales are excessive in view of the member's financial resources or in view of the market for such security.

(d) No member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(1) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of an eligible security shall be deemed to be a manipulative operation.

(2) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(3) The carrying on margin of a position in such securities or the advancing of credit through loans to any such pool, syndicate or joint account shall be deemed to be financing a manipulative operation.

(e) No member shall make any statement or circulate and disseminate any information concerning any eligible security which such member knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security.

(f) (1) No member shall:

(A) personally buy or initiate the purchase of an eligible security for its own account or for any account in which it or any person associated with it is directly or indirectly interested, while such member holds or has knowledge that any person associated with it holds an unexecuted market order to buy such security in the unit of trading for a customer; or

(B) sell or initiate the sale of any such security for any such account, while it personally holds or has knowledge that any person associated with it holds an unexecuted market order to sell such security in the unit of trading for a customer.

(2) No member shall:

(A) buy or initiate the purchase of any such security for any such account, at or below the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limited price order to buy such security in the unit of trading for a customer; or

(B) sell or initiate the sale of any such security for any such account at or above the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limited price order to sell such security in the unit of trading for a customer.

(3) The provisions of this paragraph shall not apply:

(A) to any purchase or sale of any such security in an amount less than the unit of trading made by a member to offset odd-lot orders for customers,

(B) to any purchase or sale of any such security upon terms for delivery other than those specified in such unexecuted market or limited price order,

(C) to any unexecuted order that is subject to a condition that has not been satisfied.

(D) to any purchase or sale for which a member has negotiated specific terms and conditions applicable to the acceptance of limit orders that are:

(i) for customer accounts that meet the definition of an "institutional account" as that term is defined in Rule 3110(c)(4); or

(ii) for 10,000 shares or more, unless such orders are less than $100,000 in value.

(g) No member or person associated with a member shall, directly or indirectly, hold any interest or participation in any joint account for buying or selling an eligible security, unless such joint account is promptly reported to Nasdaq. The report should contain the following information for each account:

(1) Name of the account, with names of all participants and their respective interests in profits and losses;

(2) a statement regarding the purpose of the account;

(3) name of the member carrying and clearing the account; and

(4) a copy of any written agreement or instrument relating to the account.

(h) No member shall offer that a transaction or transactions to buy or sell an eligible security will influence the closing transaction on the Consolidated Tape.

(i) (1) A member may, but is not obligated to, accept a stop order in an eligible security.

(A) A buy stop order is an order to buy which becomes a market order when a transaction takes place at or above the stop price.

(B) A sell stop order is an order to sell which becomes a market order when a transaction takes place at or below the stop price.

(2) A member may, but is not obligated to, accept stop limit orders in eligible securities. When a transaction occurs at the stop price, the stop limit order to buy or sell becomes a limit order at the limit price.

(j) No member or person associated with a member shall execute or cause to be executed, directly or indirectly, on Nasdaq a transaction in a security subject to an initial public offering until such security has first opened for trading on the national securities exchange listing the security, as indicated by the dissemination of an opening transaction in the security by the listing exchange via the Consolidated Tape.

6450. Reserved

6500. PORTAL®

6510. Definitions

For purposes of the PORTAL® Rules, unless the context requires otherwise:

(a) "Exchange Act" or "Act" means the Securities Exchange Act of 1934, as amended from time to time.

(b) "PORTAL®" means Nasdaq's program for designating foreign and domestic securities that are eligible for resale under SEC Rule 144A.

(c) "PORTAL equity security" means a PORTAL security that represents an ownership interest in a legal entity, including but not limited to any common, capital, ordinary, preferred stock, or warrant for any of the foregoing, shares of beneficial interest, or the equivalent thereof (regardless of whether voting or non-voting, convertible or non-convertible, exchangeable or non-exchangeable, exercisable or non-exercisable, callable or non-callable, redeemable or non-redeemable).

(d) "PORTAL debt security" means PORTAL securities that are United States dollar denominated debt securities issued by United States and/or foreign private corporations, but shall not include mortgage or asset backed securities, collateralized mortgage obligations, money market instruments, or municipal and municipal-derivative securities.

(e) "PORTAL Rules" means the PORTAL rules as included in the Rule 6500 Series.

(f) "PORTAL security" means a security that is currently designated by Nasdaq pursuant to the Rule 6500 Series.

(g) "Restricted security" means a security that meets the definition of that term contained in SEC Rule 144(a)(3) under the Securities Act. A PORTAL security continues to be a restricted security even though it is eligible to be resold pursuant to the provisions of SEC Rule 144, including SEC Rule 144(k), but has not been so resold.

(h) "SEC Rule 144A" means SEC Rule 144A adopted under the Securities Act, as amended from time to time.

(i) "Securities Act" means the Securities Act of 1933, as amended from time to time.

(j) "Transaction" or "trade" means the purchase or sale of a PORTAL security.

(k) "United States" or "U.S." means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

6520. Requirements Applicable to PORTAL Securities

6521. Application for Designation

(a) Application for designation as a PORTAL security shall be in the form required by Nasdaq and shall be filed by the issuer or any member of Nasdaq or any other self-regulatory organization. Applications may be made with or without the concurrence of the issuer. The application shall demonstrate to the satisfaction of Nasdaq that the security meets or exceeds the qualification requirements set forth in Rule 6522 and provides the undertakings required by subparagraph (c) hereof.

(b) Designation of a security as a PORTAL security shall be declared effective within a reasonable time after determination of qualification. The effective date of designation as a PORTAL security shall be determined by Nasdaq giving due regard to the requirements applicable to PORTAL securities.

(c) An applicant that submits application for designation of a security as a PORTAL security (or the issuer of the security if the applicant is not the issuer) under subparagraph (a) above shall undertake to promptly advise Nasdaq:

(1) that the issuer has submitted to the SEC a registration statement to register the resale of the PORTAL security, securities to be exchanged for the PORTAL security, or securities into which the PORTAL security is exchangeable or convertible;

(2) the effective date of a registration statement submitted to the SEC with respect to a PORTAL security, as described in subparagraph (1) hereof; and

(3) of the assignment of any CUSIP or CINS security identification to the PORTAL security or any tranche of a PORTAL security issue.

6522. Qualification Requirements for PORTAL Securities

(a) To qualify for initial designation and continued designation as a PORTAL security, a security shall:

(1) (A) be a restricted security, as defined in SEC Rule 144(a)(3) under the Securities Act; or

(B) be a security that upon issuance and continually thereafter only can be sold pursuant to Regulation S under the Securities Act, SEC Rule 144A, or SEC Rule 144 under the Securities Act, or in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4 thereof and not involving any public offering;

provided, however, that if the security is a depositary receipt, the underlying security shall also be a security that meets the criteria set forth in subparagraphs (A) or (B) hereof;

(2) be eligible to be sold pursuant to SEC Rule 144A under the Securities Act;

(3) be in negotiable form, be a depository eligible security as defined in paragraph (d) of Rule 11310, and not be subject to any restriction, condition or requirement that would impose an unreasonable burden on any member;

(4) be assigned a CUSIP or CINS security identification number that is different from any identification number assigned to any unrestricted securities of the same class that do not satisfy paragraph (a)(1)(B); and

(5) satisfy such additional criteria or requirements as Nasdaq may prescribe.

(b) Notwithstanding the provisions of paragraph (a)(1)(B) of this Rule, if a PORTAL security is sold pursuant to the provisions of Rule 144, including Rule 144(k), it will thereby cease being a PORTAL security and it must be assigned a CUSIP or CINS security identification number that is different from the identification number assigned to a PORTAL security of the same class.

6523. Suspension or Termination of a PORTAL Security Designation

(a) Nasdaq may, in its discretion, suspend or terminate designation as a PORTAL security if it determines that:

(1) the security is not in compliance with the requirements of the PORTAL Rules;

(2) a holder or prospective purchaser that requested issuer information pursuant to SEC Rule 144A(d)(4) did not receive the information;

(3) any application or other document relative to such securities submitted to Nasdaq contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein not misleading; or

(4) failure to withdraw designation of such securities would for any reason be detrimental to the interests and welfare of members or Nasdaq.

(b) Nasdaq will promptly notify members of the suspension or termination of a security's designation as a PORTAL security through notice on a Nasdaq website designated for such purpose. Suspension or termination shall become effective in accordance with the terms of notice by Nasdaq. Nasdaq also will promptly notify The Depository Trust Company of the suspension or termination.

(c) Notwithstanding the suspension or termination of designation of a security as a PORTAL security, such security shall remain subject to all rules of Nasdaq applicable to PORTAL securities until the security is sold in accordance with the terms of notice by Nasdaq of the suspension or termination.

6524. Review of Denial, Suspension or Termination of a PORTAL Security

A determination by Nasdaq to deny, suspend or terminate the designation of a PORTAL security may be reviewed upon application by the aggrieved person pursuant to the provisions of the Rule 4800 Series.

6525. PORTAL Entry Fees

When an applicant submits an application for designation of any class of securities as a PORTAL security, it shall pay to Nasdaq a filing fee of $2,000.00 for an application covering a security or group of identifiable securities issuable as part of a single private placement covered by the same offering documents, plus $200.00 per assigned security symbol that is in addition to the first symbol assigned.

6530. Requirements Applicable to Nasdaq Members

6531. Limitations on Transactions in PORTAL Securities

(a) No member shall sell a PORTAL security unless:

(1) the sale is to:

(A) an investor or member that the member reasonably believes is a "qualified institutional buyer" in a transaction exempt from registration under the Securities Act by reason of compliance with Rule 144A;

(B) an investor or member in a transaction that is exempt from registration under the Securities Act by reason of compliance with an applicable exemption under the Securities Act other than Rule 144A; or

(C) a member acting as an agent in a transaction that the member acting as agent determines is in compliance with subparagraphs (A) or (B) hereof, and the selling member determines is exempt from registration under the Securities Act by reason of compliance with SEC Rule 144A or an applicable exemption under the Securities Act other than SEC Rule 144A; and

(2) the member maintains in its files information demonstrating that the transaction is in compliance with Rule 144A or with any other applicable exemption from registration under the Securities Act.

6532. Reporting Debt and Equity Transactions in PORTAL Securities

Transactions in a PORTAL equity security shall be reported in accordance with applicable self-regulatory organization rules.

6533. Quotations in PORTAL Securities

Members shall not enter a quotation with respect to any PORTAL security in Nasdaq, any electronic communication network (as defined in SEC Rule 11Ac-1-(a)(8)) or any other interdealer quotation system.

6540. Arbitration

As provided in the Rule 10000 Series, the facilities of the NASD's Arbitration Department, and the procedures of the NASD's Code of Arbitration Procedure shall be available to members to resolve disputes arising from PORTAL securities.

6600. Reserved

6700. Reserved

6800. MUTUAL FUND QUOTATION SERVICE

(a) Description

The Mutual Fund Quotation Service collects and disseminates through Nasdaq prices for mutual funds, closed-end funds, money market funds and unit investment trusts.

(b) Eligibility Requirements

To be eligible for participation in the Mutual Fund Quotation Service, a fund shall:

(1) be registered with the Commission as an open-end ("open-end fund") or a closed-end ("closed-end fund")investment company or a unit investment trust pursuant to the Investment Company Act of 1940,

(2) execute the agreement specified by Nasdaq relating to the fund's obligations under the Program,

(3) pay, and continue to pay, the fees as set forth in Rule 7090, and

(4) submit quotations through an automatic quotation system operated by Nasdaq.

(c) News Media Lists

(1) (A) An eligible open-end fund shall be authorized for inclusion in the News Media List released by Nasdaq if it has at least 1,000 shareholders or $25 million in net assets.

(B) An eligible closed-end fund or unit investment trust shall be authorized for inclusion in the News Media List released by Nasdaq if it has at least $60 million in net assets.

(C) Compliance with subparagraphs (1)(A) and (B) shall be certified by the fund to Nasdaq at the time of initial application for inclusion in the List.

(2) (A) An authorized open-end fund shall remain included in the New Media List if it has at least 750 shareholders or $15 million in net assets.

(B) An authorized closed-end fund or unit investment trust shall remain included in the News Media List if it has at least $30 million in net assets.

(C) Compliance with subparagraphs (2)(A) and (B) shall be certified to Nasdaq upon written request by Nasdaq.

(d) Supplemental List

An eligible open-end fund, closed-end fund or unit investment trust shall be authorized for inclusion in the Supplemental List released to vendors of Nasdaq Level 1 Service if it meets one of the criteria set out in subparagraph (1), subparagraph (2),or subparagraph (3) below:

(1) the fund or unit investment trust has net assets of $10 million or more; or

(2) the fund or unit investment trust has had two full years of operation; or

(3) the fund's investment adviser or unit investment trust's sponsor:

(A) is the investment adviser or sponsor of least one other fund or unit investment trust that is listed on the Mutual Fund Quotation Service and that has net assets of $10 million or more; and

(B) manages or sponsors open-end funds, closed-end funds, or unit investment trusts that have aggregate assets of at least $15 million.

(e) Determination of Number of Shareholders

For the purposes of this Rule, the number of shareholders of a fund shall be measured by the sum of record holders, as reported by the fund to the Commission, and the number of accounts of members of Nasdaq beneficially owned by customers (as defined in Rule 0120; provided, however, that an account with more than one beneficial owner shall be considered one account.

6900. RESERVED

6950. ORDER AUDIT TRAIL SYSTEM

6951. Definitions

For purposes of the Rule 6950 Series through 6957:

(a) "Bunched Order" shall mean two or more orders that are aggregated prior to execution.

(b) "Customer" shall mean a person other than a broker or dealer.

(c) "Nasdaq Market Center" shall mean the service provided by Nasdaq that provides for the automated execution and reporting of transactions in Nasdaq securities.

(d) "Electronic Communication Network" shall mean any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or over-the-counter market maker, and permits such orders to be executed in whole or in part, and as further defined in Securities Exchange Act Rule 11Ac1-1(a)(8).

(e) "Electronic Order" shall mean an order captured by a member in an electronic order-routing or execution system.

(f) "Index Arbitrage Trade" shall mean an arbitrage trading strategy involving the purchase or sale of a "basket" or group of securities in conjunction with the purchase or sale, or intended purchase or sale, of one or more cash-settled options or futures contracts on index stock groups, or options on any such futures contracts in an attempt to profit by the price difference, as further defined in New York Stock Exchange Rule 80A.

(g) "Manual Order" shall mean an order that is captured by a member other than in an electronic order-routing or execution system.

(h) "Order" shall mean any oral, written, or electronic instruction to effect a transaction in an equity security listed on The Nasdaq Stock Market that is received by a member from another person for handling or execution, or that is originated by a department of a member for execution by the same or another member, other than any such instruction to effect a proprietary transaction originated by a trading desk in the ordinary course of a member's market making activities.

(i) "Order Audit Trail System" shall mean the automated system owned and operated by the Association that is designed to capture order information in equity securities listed on the Nasdaq Stock Market reported by members for integration with trade and quotation information to provide the Association with an accurate time sequenced record of orders and transactions.

(j) "Program Trade" shall mean a trading strategy involving the related purchase or sale of a group of 15 or more securities having a total market value of $1 million or more, as further defined in New York Stock Exchange Rule 80A.

(k) "Reporting Agent" shall mean a third party that enters into any agreement with a member pursuant to which the Reporting Agent agrees to fulfill such member's obligations under Rule 6955.

(l) "Reporting Member" shall mean a member that receives or originates an order and has an obligation to record and report information under Rules 6954 and 6955.

6952. Applicability

(a) Unless otherwise indicated, the requirements of the Rule 6950 Series are in addition to the requirements contained elsewhere in the Nasdaq Rules.

(b) Unless otherwise indicated, the requirements of the Rule 6950 Series shall apply to all Nasdaq Members and to their associated persons.

(c) Unless otherwise indicated, the requirements of the Rule 6950 Series shall apply to all executed or unexecuted orders for equity securities listed on Nasdaq.

6953. Synchronization of Member Business Clocks

(a) Nasdaq members shall comply with NASD Rule 6953 as if such Rule were part of Nasdaq's rules.

(b) For purposes of this Rule, references to "the By-Laws or other rules of the Association" shall be construed as references to "the Nasdaq Rules".

6954. Recording of Order Information

(a) Nasdaq members and persons associated with a member shall comply with NASD Rule 6594 as if such Rule were part of Nasdaq's rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 6594 by complying with NASD Rule 6954 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 6954 are being performed by NASD Regulation on behalf of Nasdaq.

(b) For purposes of this Rule, references to Rules 6952 through 6957 shall be construed as references to Nasdaq Rules 6952 through 6957.

(c) Nasdaq members shall assign and enter a unique order identifier, in the form prescribed by Nasdaq, to all orders that are electronically transmitted to the Nasdaq Market Center. An order identifier shall not be required for orders that are manually transmitted.

6955. Order Data Transmission Requirements

(a) Nasdaq members and persons associated with a member shall comply with NASD Rule 6955 as if such Rule were part of Nasdaq's rules. Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 6955 by complying with NASD Rule 6954 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 6955 are being performed by NASD Regulation on behalf of Nasdaq.

(b) For purposes of this Rule, references to Rules 6954 shall be construed as references to Nasdaq Rule 6954.

6956. Violation of Order Audit Trail System Rules

Failure of a member or person associated with a member to comply with any of the requirements of Rule 6951 through Rule 6957 may be considered conduct that is inconsistent with high standards of commercial honor and just and equitable principles of trade, in violation of Rule 2110.

6957. Effective Date

(a) Nasdaq members and persons associated with a member shall comply with NASD Rule 6957 as if such Rule were part of Nasdaq's rules.

(b) For purposes of this Rule, references to Rule 6953, Rule 6954, and Rule 3110 shall be construed as references to Nasdaq Rule 6953, Nasdaq Rule 6954, and Nasdaq Rule 3110.

CHARGES FOR MEMBERSHIP, SERVICES, AND EQUIPMENT

TABLE OF CONTENTS

7000. Charges for Membership, Services, and Equipment

7001. Membership Fees

(a) Each Nasdaq member will be assessed a membership fee of $1,200 per year and a trading rights fee of $200 per month.

(b) There shall be no charge for applicants to apply for membership in Nasdaq pursuant to Nasdaq Rule 1013(a)(6)(C). All other applicants for membership in Nasdaq will be assessed a non-refundable application fee of $5,000.

7002. SEC Transaction Fee

Each member shall be assessed an SEC transaction fee. The amount shall be determined by the SEC in accordance with Section 31 of the Act.

7010. System Services

7011. Nasdaq Level 1 Service

(a) The charge to be paid by the subscriber for each terminal receiving Nasdaq Level 1 Service is $20 per month. This Service includes the following data:

(1) inside bid/ask quotations calculated for securities listed in The Nasdaq Stock Market;

(2) last sale information on Nasdaq-listed securities; and

Nasdaq Level 1 Service also includes inside/bid ask quotations calculated for securities quoted in the NASD's OTC Bulletin Board (OTCBB), individual quotations or indications of interest of broker/dealers utilizing the NASD's OTCBB service, and last sale information for securities classified as non-exchange listed securities under the NASD's 6600 Rule Series. Pursuant to an OTCBB and OTC Equities Transfer and Services Agreement, NASD has outsourced the operation of the NASD's OTCBB service to Nasdaq.

(b) Non-Professional Services

(1) The charge to be paid by non-professional subscribers for access to Nasdaq Level 1 Service or the Last Sale Information Service through an authorized vendor shall be $1.00 per interrogation device per month.

(2) A "non-professional" is a natural person who is neither:

(A) registered or qualified in any capacity with the Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association;

(B) engaged as an "investment adviser" as that term defined in Section 201(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); nor

(C) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

(3) Nasdaq may waive all or part of the foregoing charges with respect to the services offered by a vendor.

7012. Nasdaq Level 2/3 Service

The charge to be paid by the subscriber for each terminal receiving Nasdaq Level 2 or Nasdaq Level 3 Service shall be $150 per month plus $140 per month communication charge, plus equipment related charges as detailed in Rules 7030 and 7040. Equipment related charges may include an installation charge, a site survey, a terminal charge and conversion, removal and relocation charges.

7013. Consolidated Quotation Service and Exchange-Listed Securities Transaction Credit

(a) The charge to be paid by the subscriber for each terminal receiving Consolidated Quotation Service shall be $50 per month and $.02 per quotation request plus the monthly charges established by the NYSE and AMEX for receiving last sale information and bid/ask quotations plus equipment related charges as detailed in Rules 7030, and 7040. Equipment related charges may include an installation charge, a site survey, a terminal charge and conversion, removal and relocation charges.

(b) Nasdaq members that trade securities listed on the NYSE ("Tape A") and Amex ("Tape B") through Nasdaq may receive from Nasdaq transaction credits based on the number of transactions attributed to them. A transaction is attributed to a member if the transaction is executed through CAES, ITS or Nasdaq's Brut Facility, and the member acts as liquidity provider (i.e., the member sells in response to a buy order or buys in response to a sell order). A Nasdaq member may earn credits from one or both pools maintained by Nasdaq, each pool representing 50% of the revenue paid by the Consolidated Tape Association to Nasdaq for each of Tape A and Tape B transactions after deducting the amount that Nasdaq pays to the Consolidated Tape Association for capacity usage. A Nasdaq member may earn credits from the pools according to the member's pro rata share of all over-the-counter transactions attributed to Nasdaq members in each of Tape A and Tape B for each calendar quarter.

7014. Computer Assisted Execution Service

The charges to be paid by members receiving the Computer Assisted Execution Service (CAES) for trading non-Nasdaq exchange-listed securities through the Nasdaq Market Center shall consist of a fixed service charge of $200 per member per month, transaction charges as provided in Nasdaq Rule 7018 and equipment-related charges as provided elsewhere in the Rule 7000 Series.

7015. Access Services.

The following charges are assessed by Nasdaq for connectivity to the Nasdaq Market Center (NMC), the NASD's Trade Reporting Facility, the NASD's OTCBB Service, and Nasdaq's Brut Facility (Brut). The fees established under Rule 7015 for non-Nasdaq members using Nasdaq services to access the NASD's Trade Reporting Facility or OTCBB Service shall be the fees established for members under this Rule 7015, as in effect on the date of Nasdaq's registration as a national securities exchange.

(a) Nasdaq Information Exchange (QIX)

Port pair (plus optional proprietary quote information port)	$1,200 per month
ECN direct connection port pair	$1,200 per month
Unsolicited message port	$1,000 per month

(b) Computer to computer interface (CTCI) and Financial Information Exchange (FIX)

Options	Price
Option 1: Dual 56kb lines (one for redundancy) and single hub and router.	$1275/month
Option 2: Dual 56kb lines (one for redundancy), dual hubs (one for redundancy), and dual routers (one for redundancy).	$1600/month
Option 3: Dual T1 lines (one for redundancy), dual	$8000/month

hubs (one for redundancy), and dual routers (one for redundancy). Includes base bandwidth of 128kb.	
FIX Trading Port (NMC and Brut)	$400/port/month
FIX Port for Services Other than Trading	$500/port/month
Dedicated FIX server	$1,000/server/month
Dedicated FIX server (Brut)	3,000/server/month; initial term of not less than 12 months is required
Option 1, 2, or 3 with Message Queue software enhancement	Fee for Option 1, 2, or 3 (including any Bandwidth Enhancement Fee) plus 20%
Disaster Recovery Option: Single 56kb line with single hub and router. (For remote disaster recovery sites only.)	$975/month
Bandwidth Enhancement Fee (for T1 subscribers only)	$600/month per 64kb increase above 128kb T1 base
Installation Fee	$2000 per site for dual hubs and routers $1000 per site for single hub and router
Relocation Fee (for the movement of TCP/IP-capable lines within a single location)	$1700 per relocation

(c) New Nasdaq Workstation

Nasdaq Workstation Trader	$435 per user per month
Nasdaq Workstation Post Trade	See Rule 7015(d)

(d) Specialized Services Related to NASD's Trade Reporting Facility

CTCI fee	$575.00/month
WebLink ACT or	$300.00/month (full functionality) or $150.00/month

Nasdaq Workstation Post Trade	(up to an average of twenty transactions per day each month) (For the purposes of this service only, a transaction is defined as an original trade entry, either on trade date or as-of transactions per month.)
ACT Workstation	$525/logon/month

7016. Nasdaq Risk Management

Clearing brokers using the Nasdaq Risk Management service will be assessed a charge of $0.0035 per side per trade monitored by Nasdaq Risk Management and a charge of $17.25 per month per correspondent executing broker monitored by Nasdaq Risk Management, up to a maximum charge of $10,000 per month per correspondent executing broker.

7017. National Quotation Data Service (NQDS)

(a) Except as provided in subparagraph (2) of this section, the charge to be paid for each interrogation or display device receiving all or any portion of the information disseminated through the NQDS shall be $50.00 per month. The NQDS information that will be provided through service consists of individual market maker quotations, Nasdaq Level 1 Service and the Last Sale Information Service.

(b) The charge to be paid by a non-professional for each interrogation or display device receiving all or any portion of the NQDS information disseminated through an authorized vendor shall be $10.00 per month.

(c) A "non-professional" is a natural person who is neither:

(1) registered or qualified in any capacity with the Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association;

(2) engaged as an "investment adviser" as that term defined in Section 201(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); nor

(3) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

7018. Nasdaq Market Center and Brut Facility Order Execution

(a) The following charges shall apply to the use of the order execution services of the Nasdaq Market Center and Nasdaq's Brut Facility by members for Nasdaq-listed securities subject to the Nasdaq UTP Plan and for Exchange-Traded Funds listed on the American Stock Exchange. The term "Exchange-Traded Funds" shall mean Portfolio Depository Receipts, Index Fund Shares, and Trust Issued Receipts as such terms are defined in Rule 4420(i), (j), and (l), respectively.

Order that accesses the Quote/Order of a market participant that does not charge an access fee to market participants accessing its Quotes/Orders through the Nasdaq Market Center and/or Nasdaq's Brut Facility:	
Charge to member entering order:	
Average daily shares of liquidity provided through the Nasdaq Market Center and/or Nasdaq's Brut Facility by the member during the month:	
Greater than 10 million	$0.0027 per share executed (but no more than $108 per trade for trades in securities executed at $1.00 or less per share)
Greater than 2,000,000 but less than or equal to 10,000,000	$0.0028 per share executed (but no more than $112 per trade for trades in securities executed at $1.00 or less per share)
2,000,000 or less	$0.0030 per share executed (but no more than $120 per trade for trades in securities executed at $1.00 or less per share)
Credit to member providing liquidity:	
Average daily shares of liquidity provided through the Nasdaq Market Center and/or Nasdaq's Brut Facility by the member during the month:	
Greater than 20 million	$0.0025 per share executed (but no more

	than $100 per trade for trades in securities executed at $1.00 or less per share)
Greater than 2,000,000 but less than or equal to 20,000,000	$0.0022 per share executed (but no more than $88 per trade for trades in securities executed at $1.00 or less per share)
Less than or equal to 2,000,000	$0.0020 per share executed (but no more than $80 per trade for trades in securities executed at $1.00 or less per share)
Order that accesses the Quote/Order of a market participant that charges an access fee to market participants accessing its Quotes/ Orders through the Nasdaq Market Center:	
Charge to member entering order:	
Average daily shares of liquidity provided through the Nasdaq Market Center and/or Nasdaq's Brut Facility by the member during the month:	
500,000 or less	$0.001 per share executed (but no more than $40 per trade for trades in securities executed at $1.00 or less per share)
500,001 or more	$0.001 per share executed (but no more than $40 per trade for trades in securities executed at $1.00 or less per share, and no more than $10,000 per month)
Routed Orders	
Any order entered by a member that is routed outside of both the Nasdaq Market Center and Nasdaq's Brut Facility and that does not attempt to execute in Nasdaq's Brut Facility prior to routing	$0.004 per share executed
Any other order entered by a member that is routed	

outside of both the Nasdaq Market Center and Nasdaq's Brut Facility	
Average daily shares of liquidity provided through the Nasdaq Market Center and/or Nasdaq's Brut Facility by the member during the month and average daily shares accessed through and/or routed from the Nasdaq Market Center and/or Nasdaq's Brut Facility by the member during the month (excluding orders routed outside of both the Nasdaq Market Center and Nasdaq's Brut Facility that do not attempt to execute in Nasdaq's Brut Facility prior to routing):	
Greater than 20 million shares of liquidity provided and greater than 40 million shares accessed and/or routed	$0.0025 per share executed
Greater than 10 million but less than or equal to 20 million shares of liquidity provided and any amount accessed or routed, OR greater than 20 million shares of liquidity provided and 40 million or fewer shares accessed and/or routed	$0.0027 per share executed
Greater than 2,000,000 but less than or equal to 10,000,000 shares of liquidity provided and any amount accessed and/or routed	$0.0028 per share executed
Less than or equal to	$0.0030 per share executed

2,000,000 shares of liquidity provided and any amount accessed and/or routed	

(b) For purposes of assessing Nasdaq Market Center and Brut Facility fees and credits hereunder, (1) a Discretionary Order that executes prior to being displayed as a Quote/Order will always be deemed to be accessing liquidity unless it is executed by (or receives delivery of) a displayed Discretionary Order at a price in the discretionary price range of the displayed Discretionary Order, and (2) a Discretionary Order that executes after being displayed as a Quote/Order will always be deemed to be providing liquidity, unless the displayed Discretionary Order executes against (or is delivered to) a Quote/Order that has not been designated "Immediate or Cancel," at a price in its discretionary price range.

(c) Closing Cross

Market-on-Close and Limit-on-Close orders executed in the Nasdaq Closing Cross	$0.0005 per share executed
All other quotes and orders executed in the Nasdaq Closing Cross	No charge for execution

(d) Opening Cross

Members shall be charged the Nasdaq Market Center execution fees, and receive the Nasdaq Market Center liquidity provider credits provided in Rule 7018(a), for those quotes and orders executed in the Nasdaq Opening Cross.

(e) There shall be no charges or credits for order entry, execution, routing, or cancellation by members accessing the Nasdaq Market Center or Nasdaq's Brut Facility to buy or sell exchange-listed securities subject to the Consolidated Quotations Service and Consolidated Tape Association plans, other than: (1) the charges in Rule 7018(a) for Exchange-Traded Funds listed on the American Stock Exchange, (2) charges described in Rule 7014, (3) a fee of $0.0004 per share executed for orders delivered by Nasdaq's Brut Facility to an exchange using the exchange's proprietary order delivery system if such orders do not attempt to execute in Nasdaq's Brut Facility or the Nasdaq Market Center prior to routing to the exchange, and (4) a fee of $0.009 per share executed for any limit order delivered by Nasdaq's Brut Facility to the New York Stock Exchange ("NYSE") using the NYSE's proprietary order delivery system if such an order is not an on-close order, is not executed in the opening, and remains at the NYSE for more than 5 minutes.

(f) The fees applicable to non-members using Nasdaq's Brut Facility shall be the fees established for members under Rule 7018, as in effect on the date of Nasdaq's registration as a national securities exchange..

7019. Market Data Distributor Fees

(a) Nasdaq Market Data Distributors shall be assessed the following annual administrative fee:

Delayed distributor	$250
0–999 real-time terminals	$500
1,000–4,999 real-time terminals	$1,250
5,000–9,999 real-time terminals	$2,250
10,000+ real-time terminals	$3,750

Nasdaq may waive all or part of the foregoing charges.

(b) The charge to be paid by Distributors of the following Nasdaq Market Center real time data feeds shall be:

	Monthly Direct Access Fee	Monthly Internal Distributor Fee	Monthly External Distributor Fee
Issue Specific Data			
Dynamic Intraday	$2,500	$1,000	$2,500
TotalView			
OpenView			
Daily	$500	$0	$500
MFQS			
Market Summary Statistics			
Intraday	$500	$50	$1,500
Real Time Index			

(c) A "distributor" of Nasdaq data is any entity that receives a feed or data file of Nasdaq data directly from Nasdaq or indirectly through another entity and then distributes it either internally (within that entity) or externally (outside that entity). All distributors shall execute a Nasdaq distributor agreement. Nasdaq itself is a vendor of its data feed(s) and has executed a Nasdaq distributor agreement and pays the distributor charge.

(d) "Direct Access" means a telecommunications interface with Nasdaq for receiving Nasdaq data via a Nasdaq-operated website, system or application, the MCI Financial Extranet, or via an Extranet access provider or other such provider that is fee-liable under Rule 7025.

7020. Automated Voice Response Service Fee

The monthly charge to be paid by the subscriber for access to Nasdaq Level 1 Service and Last Sale Information Service through automated voice response services shall be $21.25 for each voice port.

7021. NasdaqTrader.com Trading and Compliance Data Package Fee

The charge to be paid by a Nasdaq Member for each entitled user receiving Nasdaq Trading and Compliance Data Package via NasdaqTrader.com is $100 per month (monthly maximum of 25 Historical Research Reports) or $130 per month (monthly maximum of 100 Historical Research Reports). The Nasdaq Trading and Compliance Data Package includes:

(a) Daily Share Volume Report for a Broker/Dealer (Member Firm's information only)

(b) Monthly Compliance Report Cards (Member Firm's information only)

(c) Monthly Summaries

(d) Historical Research Reports

(1) Market Maker Price Movement Report

(2) Equity Trade Journal (Member Firm's information only)

Nasdaq may modify the contents of the Nasdaq Trading and Compliance Data Package from time to time based on subscriber interest.

7022. Historical Research and Administrative Reports

(a) The charge to be paid by the purchaser of an Historical Research Report regarding a Nasdaq security through the NasdaqTrader.com website shall be determined in accordance with the following schedule:

	Number of fields of information in the report		
	1–10	11–15	16 or more

A. Market Summary Statistics			
For a day	$10	$15	$20
For a month, quarter, or year	$15	$20	$25
B. Index Weighting Information			
For a day	$15	$30	$45
C. Nasdaq Issues Summary Statistics			
For a security for a day	$10	$15	$20
For a security for a month, quarter, or year	$20	$30	$40
For all issues for a day	$50	$75	$100
For all issues for a month, quarter or year	$100	$150	$200
D. Intra-Day Quote and Intra-Day Time and Sales Data			
For a security and/or a market participant for a day	$15	$25	$35
For all market participants for a day or for all securities for a day	$30	$40	$50
E. Member Trading Activity Reports			
For a security and a market participant for a day	$15	$25	$50
For all securities for a market participant for a day	$30	$50	$75
F. Nasdaq may, in its discretion, choose to make a report that purchasers wish to obtain every trading day available on a subscription discount basis. In such cases, the price for a subscription to receive a report every trading day in a month shall be the applicable rate to receive the report for a day times 20; the price for a subscription to receive a report every trading day in a quarter shall be the applicable rate to receive the report for a day times 60; and the price for a subscription to receive a report every trading day in a year shall be the applicable rate to receive the report for a day times 240.			

(b) The charge to be paid by the purchaser of an Historical Research Report regarding a Nasdaq security that wishes to obtain a license to redistribute the information contained in the report to subscribers shall be determined in accordance with the following schedule:

	Number of subscribers				
	1–500	501–999	1,000–4,999	5,000–9,999	10,000+
A. Market Summary Statistics					
More often than once a month	$250	$350	$450	$550	$750
Once a month, quarter, or year	$125	$175	$225	$275	$375
B. Index Weighting Information					
More often than once a month	$1,000	$1,500	$2,500	$3,500	$5,000
Once a month, quarter, or year	$500	$550	$600	$750	$1,000
C. Nasdaq Issues Summary Statistics					
More often than once a month	$500	$600	$700	$800	$1,000
Once a month, quarter, or year	$250	$300	$350	$400	$500
D. Intra-Day Quote and Intra-Day Time and Sales Data					
For a security and/or a market participant for a day	$200	$300	$400	$500	$700
For all market participants for a day or for all securities for a day	$1,000	$1,500	$2,500	$3,500	$5,000

(c) Administrative Reports — $25 per user, per month.

7023. Nasdaq TotalView

(a) TotalView Entitlement

The TotalView entitlement allows a subscriber to see all individual Nasdaq Market Center participant orders and quotes displayed in the system as well as the aggregate size of such orders and quotes at each price level in the execution functionality of the Nasdaq Market Center, including the NQDS feed and the Brut System Book Feed.

(1)(A) Except as provided in (a)(1)(B) for the TotalView entitlement there shall be a $70 monthly charge for each controlled device.

(B) A non-professional subscriber, as defined in Rule 7011(b), shall pay $14 per month for each controlled device.

(2) 30-Day Free-Trial Offer. Nasdaq shall offer all new individual subscribers and potential new individual subscribers a 30-day waiver of the user fees for TotalView. This waiver shall not include the incremental fees assessed for the NQDS-only service, which are $30 for professional users and $9 for non-professional users per month. This fee waiver period shall be applied on a rolling basis, determined by the date on which a new individual subscriber or potential individual subscriber is first entitled by a distributor to receive access to TotalView. A distributor may only provide this waiver to a specific individual subscriber once.

For the period of the offer, the TotalView fee of $40 per professional user and $5 per non-professional user per month shall be waived.

(b) A "controlled device" is any device that a distributor of the Nasdaq data entitlement package(s) permits to: (1) access the information in the Nasdaq data entitlement package(s); or (2) communicate with the distributor so as to cause the distributor to access the information in the Nasdaq data entitlement package(s). If a controlled device is part of an electronic network between computers used for investment, trading or order routing activities, the burden shall be on the distributor to demonstrate that the particular controlled device should not have to pay for an entitlement. For example, in some display systems the distributor gives the end user a choice to see the data or not; a user that chooses not to see it would not be charged. Similarly, in a non-display system, users of controlled devices may have a choice of basic or advanced computerized trading or order routing services, where only the advanced version uses the information. Customers of the basic service then would be excluded from the entitlement requirement.

(c) OpenView

The OpenView entitlement package consists of all individual Nasdaq Market Center participant orders and quotes in exchange-listed securities in the system. There shall be a charge of $6 per month per controlled device for Open View.

(d) Historical TotalView Information — ModelView

Nasdaq will make historical TotalView information, under the ModelView entitlement package, available via NasdaqTrader.com. ModelView shall contain historical TotalView information regarding aggregate displayed and reserve liquidity at each price level in the Nasdaq Market Center. ModelView shall be available for a subscription fee of $2,000 per month.

7024. Nasdaq Revenue Sharing Program

After Nasdaq earns total operating revenue sufficient to offset actual expenses and working capital needs, a percentage of all Market Participant Operating Revenue ("MPOR") shall be eligible for sharing with Nasdaq Quoting Market Participants (as defined in Rule 4701). MPOR is defined as operating revenue that is generated by Nasdaq Quoting Market Participants. MPOR consists of transaction fees, technology fees, and market data revenue that is attributable to Nasdaq Quoting Market Participant activity in Nasdaq National Market and SmallCap Market securities. MPOR shall not include any investment income or regulatory monies. The sharing of MPOR shall be based on each Nasdaq Quoting Market Participant's pro rata contribution to MPOR. In no event shall the amount of revenue shared with Nasdaq Quoting Market Participants exceed MPOR. To the extent market data revenue is subject to year-end adjustment, MPOR revenue may be adjusted accordingly.

7025. Extranet Access Fee

Extranet providers that establish a connection with Nasdaq to offer direct access connectivity to market data feeds shall be assessed a monthly access fee of $750 per recipient Customer Premises Equipment ("CPE") Configuration. If an extranet provider uses multiple CPE Configurations to provide market data feeds to any recipient, the monthly fee shall apply to each such CPE Configuration. For purposes of this paragraph (v), the term "Customer Premises Equipment Configuration" shall mean any line, circuit, router package, or other technical configuration used by an extranet provider to provide a direct access connection to Nasdaq market data feeds to a recipient's site.

7026. ACES

Charges to Receiving Subscribers:		
Per execution for the first 25,000 orders executed in one month		$0.70
Per execution for the next 25,000 orders executed in one month		$0.50
Per execution for all remaining orders executed in one month		$0.01
Charges to Routing Subscribers:		
Reject Fee for orders routed to Receiving Subscribers that have not agreed to receive orders from the Routing Subscriber	$1.00	

7027. Aggregation of Activity of Affiliated Members

(a) For purposes of applying any provision of Rules 7013, 7014, 7015, 7018, 7024, or 7026 that reflects a charge assessed, or credit provided, by Nasdaq, a member may request that Nasdaq aggregate its activity with the activity of its affiliates. A member requesting aggregation of affiliate activity shall be required to certify to Nasdaq the affiliate status of entities whose activity it seeks to aggregate prior to receiving approval for aggregation, and shall be required to inform Nasdaq immediately of any event that causes an entity to cease to be an affiliate. In addition, Nasdaq reserves the right to request information to verify the affiliate status of an entity.

(b) For purposes of applying any provision of Rules 7013, 7014, 7015, 7018, 7024, or 7026 that reflects a charge assessed, or credit provided, by Nasdaq, references to an entity (including references to a "member," a "participant," or a "Nasdaq Quoting Market Participant") shall be deemed to include the entity and its affiliates that have been approved for aggregation.

(c) For purposes of this Rule 7027, the terms set forth below shall have the following meanings:

(1) An "affiliate" of a member shall mean any wholly owned subsidiary, parent, or sister of the member that is also a member.

(2) A "wholly owned subsidiary" shall mean a subsidiary of a member, 100% of whose voting stock or comparable ownership interest is owned by the member, either directly or indirectly through other wholly owned subsidiaries.

(3) A "parent" shall mean an entity that directly or indirectly owns 100% of the voting stock or comparable ownership interest of a member.

(4) A "sister" shall mean an entity, 100% of whose voting stock or comparable ownership interest is owned by a parent that also owns 100% of the voting stock or comparable ownership interest of a member.

7028. Special Options

Receive only Printer		$100/month
Local Posting	Permits subscriber to use Nasdaq Level 3 terminals to enter quotations simultaneously into an internal computer system.	$ 10/month
Dual Keyboard		$ 15/month
Non-Continuous Access to Nasdaq Nasdaq Level 1 and Last Sale information	Permits vendor to process and distribute Level 1 and LastSale to its subscribers on a non-continuous or Information query-response basis.	$.005/query

7029. Installation, Removal or Relocation

Upon installation, removal, relocation of terminal and related equipment, or combination thereof, the subscriber shall pay charges incurred by Nasdaq, on behalf of the subscriber for the work being performed by the maintenance organization retained by Nasdaq.

7030. Other Services

(a) Daily Reports to Newspapers

Reports for regular public release, such as a list of closing quotations or market summary information for newspaper publication, shall be produced in a format acceptable to most publishers without charge. Should such information be transmitted to another location at the request of any firm, a charge may be imposed for such services by Nasdaq.

(b) Other Requests for Data

Nasdaq may impose and collect compensatory charges for data Nasdaq supplied upon request, where there is no provision elsewhere in this Rule 7000 Series for charges for such service or sale.

(c) Correspondents

The charge for registration and display of a correspondent firm for a registered market maker shall be $3.50 per month for each correspondent displayed per security.

(d) Nasdaq Testing Facility

(1) Subscribers that conduct tests of their Nasdaq access protocols connection (which includes computer-to-computer interface (CTCI), Financial Information Exchange (FIX) interface, and Nasdaq Information Exchange (QIX) interface) or market data vendor feeds through the Nasdaq Testing Facility (NTF) shall pay the following charges:

$285/hour	For Active Connection testing using current Nasdaq access protocols during the normal operating hours of the NTF;
No Charge	For Idle Connection testing using current Nasdaq access protocols;
$333/hour	For Active Connection testing using current Nasdaq access protocols at all times other than the normal operating hours of the NTF.

(2)(A) An "Active Connection" commences when the user begins to send and/or receive a transaction to and from the NTF and continues until the earlier of disconnection or the commencement of an Idle Connection.

(B) An "Idle Connection" commences after a Period of Inactivity and continues until the earlier of disconnection or the commencement of an Active Connection. If a Period of Inactivity occurs immediately after subscriber's connection to the NTF is established and is then immediately followed by an Idle Connection, then such Period of Inactivity shall also be deemed a part of the Idle Connection.

(C) A "Period of Inactivity" is an uninterrupted period of time of specified length when the connection is open but the NTF is not receiving from or sending to subscriber any transactions. The length of the Period of Inactivity shall be such period of time between 10 minutes and 60 minutes in length as Nasdaq may specify from time to time by giving notice to users of the NTF.

(3) The foregoing hourly fees shall not apply to market data vendor feed testing, or testing occasioned by:

(A) new or enhanced services and/or software provided by Nasdaq;

(B) modifications to software and/or services initiated by Nasdaq in response to a contingency; or

(C) testing by a subscriber of a Nasdaq service that the subscriber has not used previously, except if more than 30 days have elapsed since the subscriber commenced the testing of such Nasdaq service.

(4) Subscribers that conduct access protocol or market data vendor feed tests using a dedicated circuit shall pay a monthly fee, in addition to any applicable hourly fee described in section (d)(1) above, in accordance with the following schedule:

Service	Description	Price
NTF Market Data	Test Market Data Vendor Feeds over a 56kb dedicated circuit	$1,100/circuit/month
NTF CTCI/and/or FIX	CTCI and/or FIX service over a 56kb dedicated circuit	$1,100/circuit/month
NTF Test Suite	FIX service and CTCI service over two 56kb circuits (128 kb)	$1,800/2 circuits/month
NTF Circuit Installation	Installation of any service option including SDP configuration	$700/circuit/installation

(5) New NTF subscribers that sign a one-year agreement for dedicated testing service shall be eligible to receive 90-calendar days free dedicated testing service.

(6) "New NTF subscribers" are subscribers that

(A) have never had dedicated testing service; or

(B) have not had dedicated testing service within the last 6 calendar months.

7031. Partial Month Charges

Distributors may elect to have the charges for the month of commencement or termination of service be billed on a full month basis or prorated based on the number of trade days in that month.

7032. Late Fees

(a) All charges imposed by Nasdaq that are past due 45 days or more will be subject to a late fee computed by taking the summation of one and one-half percent (1 ½%) of the amount past due for the first month plus one and one-half percent (1 ½%) of the amount past due for any month thereafter, compounded by late fees assessed for previous months.

(b) To illustrate how late fees are assessed, if an account is past due $1,000 for 45 days, the late fee would be $30.22. This charge reflects a charge of $15 for the first month past due ($1,000 x 1 ½%) and $15.22 for the second month past due ($1,015 x 1 ½%).

7033. Mutual Fund Quotation Service

(a) Funds and Unit Investment Trusts included in the Mutual Fund Quotation Service ("MFQS") shall be assessed an annual fee of $400 per fund or trust authorized for the News Media Lists and $275 per fund or trust authorized for the Supplemental List. Funds authorized during the course of an annual billing period shall receive a proration of these fees but no credit or refund shall accrue to funds or trust terminated during an annual billing period. In addition, there shall be a one-time application processing fee of $325 for each new fund or trust authorized.

(b) If a Unit Investment Trust expires by its own terms during an annual billing period and is replaced within three months by a trust that is materially similar in investment objective, the replacing trust shall be charged a one-time application fee of $150. In addition, the replacing trust shall not be charged an annual fee if the expiring trust has already paid an annual fee for that annual billing period.

(c) Funds included in the MFQS and pricing agents designated by such funds ("Subscriber"), shall be assessed a monthly fee of $100 or each logon identification obtained by the Subscriber. A Subscriber may use a logon identification to transmit to Nasdaq pricing and other information that the Subscriber agrees to provide to Nasdaq.

(d) Funds included in the MFQS shall be assessed a $20 administrative fee to process a request to amend the name and/or the symbol of a fund.

7100. Minor Modifications in Charges

To facilitate the development of new information services and uses under appropriate terms and conditions, arrangements of limited duration, geography and/or scope may be entered into with Broker/Dealers, Vendors and other persons which may modify or dispense with some or all of the charges contained in this Rule or the terms and conditions contained in standard agreements. The arrangements contemplated will permit the testing and pilot operation of proposed new information services and uses to evaluate their impact on and to develop the technical, cost and market research information necessary to formulate permanent charges, terms and conditions for filing with and approval by the Commission.

NASDAQ PROCEDURAL RULES

TABLE OF CONTENTS

PROCEDURAL RULES

8000. INVESTIGATIONS AND SANCTIONS

8001 Regulation of Nasdaq and its Members

Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions described in these rules on behalf of Nasdaq. Nasdaq rules that refer to Nasdaq Regulation, Nasdaq Regulation staff, Nasdaq staff, and Nasdaq departments should be understood as also referring to NASD staff, NASD Regulation staff and NASD departments acting on behalf of Nasdaq pursuant to the Regulatory Contract.

Notwithstanding the fact that Nasdaq has entered into the Regulatory Contract with NASD Regulation to perform some of Nasdaq's functions, Nasdaq shall retain ultimate legal responsibility for, and control of, such functions.

8100. GENERAL PROVISIONS

8110. Availability of Manual to Customers

Members shall keep and maintain a current copy of the NASD and Nasdaq Manuals in a readily accessible place and shall make it available for examination by customers upon request.

8120. Definitions

(a) Unless otherwise provided, terms used in the Rule 8000 Series shall have the meaning as defined in Rule 0120.

(b) The term "Adjudicator" shall have the meaning as defined in Rule 9120.

8200. INVESTIGATIONS

8210. Provision of Information and Testimony and Inspection and Copying of Books

(a) Authority of Nasdaq Regulation, Including Association Staff

For the purpose of an investigation, complaint, examination, or proceeding authorized by the Nasdaq By-Laws or Rules, Nasdaq Regulation, including Association staff shall have the right to:

(1) require a member, person associated with a member, or person subject to Nasdaq's jurisdiction to provide information orally, in writing, or electronically (if the requested information is, or is required to be, maintained in electronic form) and to testify at a location specified by Nasdaq Regulation, including

Association staff, under oath or affirmation administered by a court reporter or a notary public if requested, with respect to any matter involved in the investigation, complaint, examination, or proceeding; and

(2) inspect and copy the books, records, and accounts of such member or person with respect to any matter involved in the investigation, complaint, examination, or proceeding.

(b) Other SROs and Regulators

Nasdaq Regulation, including Association staff, also may exercise the authority set forth in paragraph (a) for the purpose of an investigation, complaint, examination, or proceeding conducted by another domestic or foreign self-regulatory organization, association, securities or contract market, or regulator of such markets with which Nasdaq has entered into an agreement providing for the exchange of information and other forms of material assistance solely for market surveillance, investigative, enforcement, or other regulatory purposes.

(c) Requirement to Comply

No member or person shall fail to provide information or testimony or to permit an inspection and copying of books, records, or accounts pursuant to this Rule.

(d) Notice

A notice under this Rule shall be deemed received by the member or person to whom it is directed by mailing or otherwise transmitting the notice to the last known business address of the member or the last known residential address of the person as reflected in the Central Registration Depository. If Nasdaq Regulation staff, including Association staff, responsible for mailing or otherwise transmitting the notice to the member or person has actual knowledge that the address in the Central Registration Depository is out of date or inaccurate, then a copy of the notice shall be mailed or otherwise transmitted to:

(1) the last known business address of the member or the last known residential address of the person as reflected in the Central Registration Depository, and

(2) any other more current address of the member or the person known to the Adjudicator or Nasdaq Regulation, including Association staff who is responsible for mailing or otherwise transmitting the notice.

(e) Electronic Interface

In carrying out its responsibilities under this Rule, Nasdaq may, as appropriate, establish programs for the submission of information to the Association on a regular basis through a direct or indirect electronic interface between the Association and Nasdaq members.

(f) Inspection and Copying

A witness, upon proper identification, may inspect the official transcript of the witness' own testimony. Upon written request, a person who has submitted documentary evidence or testimony in an investigation may procure a copy of the person's documentary evidence or the transcript of the person's testimony upon payment of the appropriate fees, except that prior to the issuance of a complaint arising from the investigation, the Association staff may for good cause deny such request.

8211. Automated Submission of Trading Data

(a) A member shall submit the trade data specified below in automated format as may be prescribed by the Nasdaq Regulation, including Association staff, from time to time. This information shall be supplied with respect to any transaction or transactions that are the subject of a request for information made by Nasdaq Regulation, including Association staff.

(b) If the transaction was a proprietary transaction effected or caused to be effected by the member for any account in which such member, or person associated with a member, is directly or indirectly interested, such member shall submit or cause to be submitted the following information:

(1) Clearing house number, or alpha symbol as used by the member submitting the data;

(2) Clearing house number(s), or alpha symbol(s) as may be used from time to time, of the members(s) on the opposite side of the transaction;

(3) Identifying symbol assigned to the security;

(4) Date transaction was executed;

(5) Number of shares, or quantity of bonds or options contracts for each specific transaction and whether each transaction was a purchase, sale, short sale, or, if an options contract, whether open long or short or close long or short;

(6) Transaction price;

(7) Account number; and

(8) Market center where transaction was executed.

(c) If the transaction was effected or caused to be effected by the member for any customer account, such member shall submit or cause to be submitted the following information:

(1) The data described in subparagraphs (b)(1) through (8) above;

(2) The customer name, address(es), branch office number, registered representative number, whether order was solicited or unsolicited, date account opened, employer name, and the tax identification number(s); and

(3) If the transaction was effected for another member, whether the other member was acting as principal or agent.

(d) In addition to the above trade data, a member shall submit such other information in such automated format as may from time to time be required by Nasdaq Regulation.

(e) Pursuant to the Rule 9600 Series, Nasdaq may exempt a member from the requirement that the data prescribed in paragraphs (b) through (d) above be submitted to Nasdaq Regulation, including Association staff, in an automated format for good cause shown.

8212. Reserved

8213. Reserved

8220. Reserved

8300. SANCTIONS

8310. Sanctions for Violation of the Rules

(a) Imposition of Sanction

After compliance with the Rule 9000 Series, Nasdaq may impose one or more of the following sanctions on a member or person associated with a member for each violation of the federal securities laws, rules or regulations thereunder, or Rules of Nasdaq, or may impose one or more of the following sanctions on a member or person associated with a member for any neglect or refusal to comply with an order, direction, or decision issued under the Rules of Nasdaq:

(1) censure a member or person associated with a member;

(2) impose a fine upon a member or person associated with a member;

(3) suspend the membership of a member or suspend the registration of a person associated with a member for a definite period or a period contingent on the performance of a particular act;

(4) expel a member, cancel the membership of a member, or revoke or cancel the registration of a person associated with a member;

(5) suspend or bar a member or person associated with a member from association with all members;

(6) impose a temporary or permanent cease and desist order against a member or a person associated with a member; or

(7) impose any other fitting sanction.

(b) Assent to Sanction

Each party to a proceeding resulting in a sanction shall be deemed to have assented to the imposition of the sanction unless such party files a written application for appeal, review, or relief pursuant to the Rule 9000 Series.

IM-8310-1. Effect of a Suspension, Revocation, Cancellation, or Bar

If Nasdaq or the Commission issues an order that imposes a suspension, revocation, or cancellation of the registration of a person associated with a member or bars a person from further association with any member, a member shall not allow such person to remain associated with it in any capacity, including a clerical or ministerial capacity. If Nasdaq or the Commission suspends a person associated with a member, the member also shall not pay or credit any salary, or any commission, profit, or other remuneration that results directly or indirectly from any securities transaction, that the person associated with a member might have earned during the period of suspension.

8320. Payment of Fines, Other Monetary Sanctions, or Costs; Summary Action for Failure to Pay

(a) Payment to Treasurer

All fines and other monetary sanctions shall be paid to the Treasurer of Nasdaq.

(b) Summary Suspension or Expulsion

After seven days notice in writing, Nasdaq may summarily suspend or expel from membership a member that fails to:

(1) pay promptly a fine or other monetary sanction imposed pursuant to Rule 8310 or cost imposed pursuant to Rule 8330 when such fine, monetary sanction, or cost becomes finally due and payable; or

(2) terminate immediately the association of a person who fails to pay

promptly a fine or other monetary sanction imposed pursuant to Rule 8310 or a cost imposed pursuant to Rule 8330 when such fine, monetary sanction, or cost becomes finally due and payable.

(c) Summary Revocation of Registration

After seven days notice in writing, Nasdaq may summarily revoke the registration of a person associated with a member if such person fails to pay promptly a fine or other monetary sanction imposed pursuant to Rule 8310 or a cost imposed pursuant to Rule 8330 when such fine, monetary sanction, or cost becomes finally due and payable.

8330. Costs of Proceedings

A member or person associated with a member disciplined pursuant to Rule 8310 shall bear such costs of the proceeding, as the Adjudicator deems fair and appropriate under the circumstances.

CODE OF PROCEDURE

TABLE OF CONTENTS

9000. CODE OF PROCEDURE

9001. Nasdaq Regulatory Contract with NASD Regulation

Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract, pursuant to which NASD Regulation has agreed to perform certain functions described in the Rule 9000 Series on behalf of Nasdaq. Nasdaq Rules that refer to the Nasdaq Regulation, Nasdaq Regulation staff, Nasdaq staff, and Nasdaq departments should be understood as also referring to NASD staff, NASD Regulation staff and NASD departments acting on behalf of Nasdaq pursuant to the Regulatory Contract.

Notwithstanding the fact that Nasdaq has entered into the Regulatory Contract with NASD Regulation to perform some of Nasdaq's functions, Nasdaq shall retain ultimate legal responsibility for, and control of, such functions.

9100. APPLICATION AND PURPOSE

9110. Application

(a) Proceedings

The Rule 9000 Series is the Code of Procedure and includes proceedings for disciplining a member or person associated with a member; proceedings for regulating the activities of a member experiencing financial or operational difficulties; proceedings for summary or non-summary suspensions, cancellations, bars, prohibitions, or limitations; and proceedings for obtaining relief from the eligibility requirements of the Nasdaq By-Laws and the Rules of Nasdaq. The Rule 9100 Series is of general applicability to all proceedings set forth in Rule 9000 Series, unless a Rule specifically provides otherwise.

(b) Rights, Duties, and Obligations of Members and Associated Persons

Unless otherwise specified, a person associated with a member shall have the same rights as a member and shall be subject to the same duties and obligations under the Code of Procedure.

Except as otherwise permitted under the By-Laws or the Act and as set forth in more detail in the Rule 9000 Series, in any disciplinary proceeding under the Rules, any Nasdaq member or person associated with a Nasdaq member shall be given the opportunity to have a hearing at which such Nasdaq member or person associated with a Nasdaq member shall be entitled to be heard in person or by counsel or by a representative as provided in the Rules. Such persons may present any relevant material in accordance with the Rules. In any such proceeding against a Nasdaq member or against a person associated with a Nasdaq member to determine whether the Nasdaq member or the person associated with a Nasdaq member shall be disciplined:

(1) specific charges shall be brought;

(2) such Nasdaq member or person associated with a Nasdaq member shall be notified of and be given an opportunity to defend against such charges;

(3) a record shall be kept; and

(4) any determination shall include a statement setting forth:

(i) any act or practice, in which such Nasdaq member or person associated with a Nasdaq member may be found to have engaged, or which such Nasdaq member or person associated with a Nasdaq member may be found to have omitted;

(ii) the rule, regulation, or statutory provision of which any such act or practice, or omission to act, is deemed to be in violation;

(iii) the basis upon which any findings are made; and

(iv) the sanction imposed.

(c) Incorporation of Defined Terms and Cross References

Unless otherwise provided, terms used in the Rule 9000 Series shall have the meaning as defined in Rule 0120 and Rule 9120.

9120. Definitions

(a) "Adjudicator"

The term "Adjudicator" means:

(1) a body, board, committee, group, or natural person that presides over a proceeding and renders a decision;

(2) a body, board, committee, group, or natural person that presides over a proceeding and renders a recommended or proposed decision which is acted upon by an Adjudicator described in (1); or

(3) a natural person who serves on a body, board, committee, or group described in (1) or (2).

The term includes a Review Subcommittee as defined in paragraph (cc), a Subcommittee as defined in paragraph (ee), an Extended Proceeding Committee as defined in paragraph (n), and a Statutory Disqualification Committee as defined in paragraph (dd).

(b) "Chief Hearing Officer"

The term "Chief Hearing Officer" means the Hearing Officer that manages the Office of Hearing Officers, or his or her delegatee.

(c) "Chief Regulatory Officer"

The term "Chief Regulatory Officer" means the Chief Regulatory Officer of Nasdaq, or his or her delegatee, who shall be a person who reports to the Chief Regulatory Officer of Nasdaq.

(d) "Code"

The term "Code" refers to the Code of Procedure.

(e) "Counsel to the Nasdaq Review Council"

The term "Counsel to the Nasdaq Review Council" means an attorney that reports to the Chief Regulatory Officer of Nasdaq who is responsible for advising the Nasdaq Review Council, the Review Subcommittee, a Subcommittee, or an Extended Proceeding Committee regarding a disciplinary proceeding on appeal or review before the Nasdaq Review Council.

(f) "Department of Enforcement"

The term "Department of Enforcement" means the Department of Enforcement of NASD Regulation, acting on behalf of Nasdaq pursuant to the Regulatory Contract.

(g) "Department of Market Regulation"

The term "Department of Market Regulation" means the Department of Regulation of NASD Regulation, acting on behalf of Nasdaq pursuant to the Regulatory Contract.

(h) "Department of Member Regulation"

The term "Department of Member Regulation" means the Department of Member Regulation of NASD Regulation, acting on behalf of Nasdaq pursuant to the Regulatory Contract.

(i) "Director"

The term "Director" means a member of the Board of Directors of Nasdaq.

(j) "Document"

The term "Document" means writing, drawing, graph, chart, photograph, recording, or any other data compilation, including data stored by computer, from which information can be obtained.

(k) "Extended Hearing"

The term "Extended Hearing" means a disciplinary proceeding described in Rule 9231(c).

(l) "Extended Hearing Panel"

The term "Extended Hearing Panel" means an Adjudicator that is constituted under Rule 9231(c) to conduct a disciplinary proceeding that is classified as an "Extended Hearing" and is governed by the Rule 9200 Series.

(m) "Extended Proceeding"

The term "Extended Proceeding" means a disciplinary proceeding described in Rule 9331(a)(2).

(n) "Extended Proceeding Committee"

The term "Extended Proceeding Committee" means an appellate Adjudicator that is constituted under Rule 9331 to participate in the Nasdaq Review Council's consideration of a disciplinary proceeding that is classified as an "Extended Proceeding" and governed by the Rule 9300 Series.

(o) "Head of Enforcement"

The term "Head of Enforcement" means the individual that manages the Department of Enforcement of NASD Regulation, or his or her delegatee in the Department of Enforcement.

(p) "Head of Market Regulation"

The term "Head of Enforcement" means the individual that manages the Department of Market Regulation of NASD Regulation, or his or her delegatee in the Department of Market Regulation.

(q) "Head of Member Regulation"

The term "Head of Enforcement" means the individual that manages the Department of Member Regulation of NASD Regulation, or his or her delegatee in the Department of Member Regulation.

(r) "Hearing Officer"

The term "Hearing Officer" means an attorney and who is appointed by the Chief Hearing Officer to act in an adjudicative role and fulfill various adjudicative responsibilities and duties described in the Rule 9200 Series regarding disciplinary proceedings, the Rule 9550 Series regarding expedited proceedings, and the Rule 9800 Series regarding temporary cease and desist proceedings brought against members and associated persons.

(s) "Hearing Panel"

The term "Hearing Panel" means an Adjudicator that is constituted under Rule 9231 to conduct a disciplinary proceeding governed by the Rule 9200 Series or that is constituted under the Rule 9520 Series or the Rule 9550 Series to conduct a proceeding.

(t) "Interested Staff"

The term "Interested Staff" means, in the context of:

(1) a disciplinary proceeding under the Rule 9200 Series and the Rule 9300 Series:

(A) the Head of Enforcement;

(B) a Nasdaq Regulation or NASD employee of the Department of Enforcement who reports, directly or indirectly, to the Head of Enforcement;

(C) a Nasdaq Regulation or NASD employee who directly participated in the authorization of the complaint;

(D) a Nasdaq Regulation or NASDemployee who directly participated in an examination, investigation, prosecution, or litigation related to a specific disciplinary proceeding, and a district director or department head to whom such employee reports;

(E) the Head of the Department of Market Regulation; or

(F) an employee of the Department of Market Regulation who reports, directly or indirectly, to the Head of the Department of Market Regulation;

(2) a proceeding under the Rule 9520 Series or Rule 9550 Series:

(A) the head of the department or office that issues the notice or is designated as a Party;

(B) a Nasdaq Regulation or NASD employee who reports, directly or indirectly, to such person;

(C) a Nasdaq Regulation or NASD employee who directly participated in the authorization or initiation of the proceeding; or

(D) a Nasdaq Regulation or NASD employee who directly

participated in an examination, investigation, prosecution, or litigation related to a specific proceeding, and a district director or department head to whom such employee reports; or

(3) a proceeding under the Rule 9600 Series:

(A) the head of the department or office that issues the decision granting or denying an exemption or is designated as a Party;

(B) a Nasdaq Regulation or NASD employee who reports, directly or indirectly, to such person;

(C) a Nasdaq Regulation or NASD employee who directly participated in the exemption proceeding; or

(D) a Nasdaq Regulation or NASD employee who directly participated in an examination, investigation, prosecution, or litigation related to a specific exemption proceeding, and a district director or department head to whom such employee reports.

(u) "Market Regulation Committee"

The term "Market Regulation Committee" means the committee designated under Nasdaq's By-laws to consider the federal securities laws and the rules and regulations adopted thereunder and various Nasdaq Rules and policies relating to:

(1) the quotations of securities;

(2) the execution of transactions;

(3) the reporting of transactions; and

(4) trading practices, including rules prohibiting manipulation and insider trading, and those Rules designated as Trading Rules (Rule 3300 Series), the Nasdaq Stock Market Rules (Rule 4000 Series), other Nasdaq and Nasdaq Market Rules (Rule 5000 Series), Nasdaq Systems and Programs Rules (Rule 6000 Series), and Charges for Services and Equipment Rules (Rule 7000 Series).

(v) "Nasdaq Board"

The term "Nasdaq Board" means the Board of Directors of the Nasdaq.

(w) "Nasdaq Regulation"

The term "Nasdaq Regulation" means the Department of Nasdaq that Administers the Code.

(x) "Office of Disciplinary Affairs"

The term "Office of Disciplinary Affairs" means the Office of Disciplinary Affairs for NASD Regulation, acting on behalf of Nasdaq pursuant to the Regulatory Contract.

(y) "Office of Hearing Officers"

The term "Office of Hearing Officers" means the Office of Hearing Officers of NASD Regulation, acting on behalf of Nasdaq pursuant to the Regulatory Contract.

(z) "Panelist"

The term "Panelist," as used in the Rule 9200 Series, means a member of a Hearing Panel or Extended Hearing Panel who is not a Hearing Officer. As used in the Rule 9300 Series, the term means a current or former member of the Nasdaq Review Council or a former Director who is appointed to serve on a Subcommittee or an Extended Proceeding Committee.

(aa) "Party"

With respect to a particular proceeding, the term "Party" means:

(1) in the Rule 9200 Series, the Rule 9300 Series, and the Rule 9800 Series, the Department of Enforcement or the Department of Market Regulation or a Respondent;

(2) in the Rule 9520 Series, the Department of Member Regulation or a member that is the subject of a notice or files an application under Rule 9522;

(3) in the Rule 9550 Series, the Nasdaq department or office that issued the notice or, if another Nasdaq department or office is named as the party handling the matter on behalf of the issuing department or office, the Nasdaq department or office that is so designated or a member or person that is the subject of a notice under the Rule 9550 Series; or

(4) in the Rule 9600 Series, the department or office designated under Rule 9620 to issue the decision granting or denying an exemption or a member that seeks the exemption under Rule 9610.

(bb) "Respondent"

The term "Respondent" means, in a disciplinary proceeding governed by the Rule 9200 Series and in an appeal or review governed by the Rule 9300 Series, a Nasdaq member or associated person against whom a complaint is issued.

(cc) "Review Subcommittee"

The term "Review Subcommittee" means a body appointed by the Nasdaq Review Council pursuant to the Nasdaq By-Laws.

(dd) "Statutory Disqualification Committee"

The term "Statutory Disqualification Committee" means a Subcommittee of the Nasdaq Review Council that makes a recommended decision to grant or deny an application for relief from the eligibility requirements of Nasdaq to the Nasdaq Review Council pursuant to the Rule 9520 Series.

(ee) "Subcommittee"

The term "Subcommittee" means an Adjudicator that is:

(1) constituted under Rule 9331(a) to participate in the Nasdaq Review Council's consideration of an appeal or a review of a disciplinary proceeding pursuant to the Rule 9300 Series;

(2) constituted under Rule 9559(q) or Rule 9630 to conduct a review proceeding.

9130. Service; Filing of Papers

9131. Service of Complaint and Document Initiating a Proceeding

(a) Service on Each Party

A complaint shall be served on each Party by the Department of Enforcement or the Department of Market Regulation. A document initiating a proceeding shall be served on each Party by the Party or person initiating such proceeding or his or her counsel or representative.

(b) How Served

A complaint or document initiating a proceeding shall be served pursuant to Rule 9134.

(c) Filing Requirement

A complaint that is served upon a Respondent and each document initiating a proceeding that is served upon a Party, along with the certificate of service executed in connection with the service upon such Respondent or Party, shall be filed with Nasdaq Regulation pursuant to Rule 9135.

9132. Service of Orders, Notices, and Decisions by Adjudicator

(a) Service on Each Party

An order, notice, or decision issued by a Hearing Officer, Hearing Panel or Extended Hearing Panel under the Rule 9200 Series shall be served on each Party, or each Party's counsel, or other person the Party designates to represent him or her in a proceeding by the Office of Hearing Officers. An order, notice, or decision issued by any other Adjudicator shall be served by that Adjudicator.

(b) How Served

An order, notice, or decision shall be served pursuant to Rule 9134.

(c) Service Upon Counsel or Other Person Acting In Representative Capacity

Whenever service is required to be made upon a person represented by counsel or a representative who has filed a notice of appearance pursuant to Rule 9141, service shall be made upon counsel or the representative. The Adjudicator, at its discretion, may also order that service be made upon the person.

9133. Service of Papers Other Than Complaints, Orders, Notices, or Decisions

(a) Service on Each Party

Other than a complaint, order, notice, or decision, any paper, including an answer and a motion, shall be served on each Party by the Party on whose behalf such paper was prepared or by his or her counsel or representative.

(b) How Served

The paper shall be served pursuant to Rule 9134.

(c) Filing Requirement

The paper that is served upon a Party, along with the certificate of service executed in connection with the service upon such Party, shall be filed with the NASD pursuant to Rule 9135.

(d) Service upon Counsel or Other Person Acting in Representative Capacity

Whenever service is required to be made upon a person represented by counsel or a representative who has filed a notice of appearance pursuant to Rule 9141, service shall be made upon counsel or the representative. The Adjudicator, at its discretion, may also order that service be made upon the person.

9134. Methods of, Procedures for Service

(a) Methods

The following methods of service are permitted:

(1) Personal Service

Personal service may be accomplished by handing a copy of the papers to the person required to be served; leaving a copy at the person's office with an employee or other person in charge thereof; or leaving a copy at the person's dwelling or usual place of abode with a person of suitable age and discretion then residing therein;

(2) Service by Mail by U.S. Postal Service

Service by mail may be accomplished by mailing the papers through the U.S. Postal Service by using first class mail, first class certified mail, first class registered mail, or Express Mail, except that a complaint shall be served upon a Respondent by U.S. Postal Service first class certified mail or Express Mail; or

(3) Service by Courier

Service by courier may be accomplished by sending the papers through a courier service that generates a written confirmation of receipt or of attempts at delivery.

(b) Procedures

(1) Service on Natural Persons

Papers served on a natural person may be served at the natural person's residential address, as reflected in the Central Registration Depository, if applicable. When a Party or other person responsible for serving such person has actual knowledge that the natural person's Central Registration Depository address is out of date, duplicate copies shall be served on the natural person at the natural person's last known residential address and the business address in the Central Registration Depository of the entity with which the natural person is employed or affiliated. Papers may also be served at the business address of the entity with which the natural person is employed or affiliated, as reflected in the Central Registration Depository, or at a business address, such as a branch office, at which the natural person is employed, or at which the natural person is physically present during a normal business day. The Hearing Officer may waive the requirement of serving documents (other than complaints) at the addresses listed in the Central Registration Depository if there is evidence that these addresses are no longer valid, and there is a more current address available. If a natural person is represented by counsel or a representative, papers served on the natural person, excluding a complaint or a document initiating a proceeding, shall be served on the counsel or representative.

(2) Service on Entities

Papers served on an entity shall be made by service on an officer, partner of a partnership, managing or general agent, a contact employee as set forth on Form BD, or any other agent authorized by appointment or by law to accept service. Such papers shall be served at the entity's business address as reflected in the Central Registration Depository, if applicable; provided, however, that when the Party or other person responsible for serving such entity has actual knowledge that an entity's Central Registration Depository address is out of date, duplicate copies shall be served at the entity's last known address. If an entity is represented by counsel or a representative, papers served on such entity, excluding a complaint or document initiating a proceeding, shall be served on such counsel or representative.

(3) When Service Is Complete

Personal service and service by courier or express delivery are complete upon delivery. Service by mail is complete upon mailing.

9135. Filing of Papers with Adjudicator: Procedure

(a) When to File

Papers that are required to be filed with an Adjudicator within a time limit specified by the Adjudicator or within a time limit set forth in the Rules shall be deemed timely if received within the time limit, unless otherwise ordered by an Adjudicator, except complaints, which shall be deemed timely filed upon mailing or delivery to the Office of Hearing Officers. Other papers that are required to be filed shall be deemed timely if, on the same day such papers are served, they are also hand-delivered, mailed via U.S. Postal service first class mail, or sent by courier to the Office of Hearing Officers.

(b) Where to File

All papers required to be filed pursuant to the Rule 9200 Series and any notice of appeal or review required to be filed pursuant to the Rule 9300 Series shall be filed with the Office of Hearing Officers. All other papers required to be filed pursuant to the Rule 9000 Series shall be filed where specified in the Rule, or if not specified in the Rule, with the Adjudicator, unless the Adjudicator orders otherwise.

(c) Certificate of Service

Papers filed with an Adjudicator or the Office of Hearing Officers shall be accompanied by a certificate of service stating the name of the person or persons served, the date on which service is made, the method of service and, if service is not made in person, the address to which service is made. Such certificate shall be executed by the person who made the service. If the method of service on a Party is different from the method of service on any other Party, the certificate shall state why such different method was used.

9136. Filing of Papers: Form

(a) Specifications

Papers filed in connection with any proceeding under the Rule 9200 Series and the Rule 9300 Series shall:

(1) be on unglazed white paper measuring 8 ½ x 11 inches, but to the extent that the reduction of a larger document would render it illegible, such document may be filed on larger paper;

(2) be typewritten or printed in either 10 or 12 point typeface or otherwise reproduced by a process that produces a permanent and plainly legible copy;

(3) include at the head of the paper, or on a title page, the title of the proceeding, the names of the Parties, the subject of the particular paper or pleading, and the number assigned to the proceeding;

(4) be paginated at the bottom of the page and with all margins at least one inch wide;

(5) be double-spaced, with double-spaced footnotes and single-spaced indented quotations; and

(6) be stapled, clipped, or otherwise fastened in the upper left corner, but not bound.

(b) Signature Required

All papers shall be signed and dated pursuant to Rule 9137.

(c) Number of Copies

A signed original and three copies of all papers shall be filed with the Adjudicator.

(d) Form of Briefs

A brief containing more than ten pages shall include a table of contents, and an alphabetized table of cases, statutes, and other authorities cited, with references to the pages of the brief wherein they are cited.

(e) Scandalous or Impertinent Matter

Any scandalous or impertinent matter contained in any brief, pleading, or other filing, or in connection with any oral presentation in a proceeding may be stricken on order of an Adjudicator. Any matter stricken by an Adjudicator by this Rule shall be marked "Stricken" and preserved. Matters stricken in a proceeding governed by the Rule 9200 Series shall be preserved under Rule 9267(b).

9137. Filing of Papers: Signature Requirement and Effect

(a) General Requirements

Following the issuance of a complaint in a disciplinary proceeding, or the initiation of another proceeding, every filing of a Party represented by counsel or a representative shall be signed by at least one counsel or representative of record in his or her name and shall state the business address and telephone number of such counsel or representative. A Party who appears on his or her own behalf shall sign his or her individual name and state his or her address and telephone number on every filing.

(b) Effect of Signature

(1) The signature of a counsel, representative, or Party shall constitute a certification that:

(A) the person signing the filing has read the filing;

(B) to the best of his or her knowledge, information, and belief, formed after reasonable inquiry, the filing is well grounded in fact and is warranted by existing law or a good faith argument for the extension, modification, or reversal of existing law; and

(C) the filing is not made for any improper purpose, such as to harass, cause unnecessary delay, or needlessly to increase the cost of adjudication.

(2) If a filing is not signed, an Adjudicator may strike the filing, unless it is signed promptly after the omission is called to the attention of the person making the filing.

9138. Computation of Time

(a) Calendar Day

In the Rule 9000 Series, "day" means calendar day.

(b) Formula

In computing any period of time, the day of the act, event, or default from which the period of time designated in the Code begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday, or Federal holiday, in which event the period runs until the end of the next day that is not a Saturday, Sunday, or Federal holiday. Intermediate Saturdays, Sundays, and Federal holidays shall be excluded from the computation when the period prescribed is ten days or less, not including any additional time for service by mail allowed by paragraph (c).

(c) Additional Time For Service by Mail

If service is made by U.S. Postal Service first class, certified, or registered mail, three days shall be added to the prescribed period for response.

9140. Proceedings

9141. Appearance and Practice; Notice of Appearance

(a) Representing Oneself

In any proceeding, a person may appear on his or her own behalf. When a person first makes any filing or otherwise appears on his or her own behalf before an Adjudicator in a proceeding, he or she shall file with the Adjudicator, or otherwise state on the record, and keep current, an address at which any notice or other written communication required to be served upon or furnished to him or her may be sent and a telephone number where he or she may be reached during business hours.

(b) Representing Others

A person shall not be represented before an Adjudicator, except as provided in this paragraph. Subject to the prohibitions of Rules 9150 and 9280, a person may be represented in any proceeding by an attorney at law admitted to practice before the highest court of any state of the United States, the District of Columbia, or any commonwealth, territory, or possession of the United States. A member of a partnership may represent the partnership; and a bona fide officer of a corporation, trust, or association may represent the corporation, trust, or association. When a person first makes any filing or otherwise appears in a representative capacity before an Adjudicator in a proceeding, that person shall file with the Adjudicator, and keep current a Notice of Appearance. The Notice of Appearance is a written notice stating the name of the proceeding; the representative's name, business address, and telephone number; and the name and address of the person or persons represented. Any individual appearing or practicing in a representative capacity before an Adjudicator may be required to file a power of attorney with the Adjudicator showing his or her authority to act in such capacity.

9142. Withdrawal by Attorney or Representative

An attorney for a Party or other person authorized to represent others by Rule

9141 may withdraw by giving notice to the Adjudicator. The notice shall be in writing, set forth the good cause for withdrawal, and, unless circumstances do not permit, be given at least 30 days prior to withdrawal.

9143. Ex Parte Communications

(a) Prohibited Communications

Unless on notice and opportunity for all Parties to participate, or to the extent required for the disposition of ex parte matters as authorized by the Rule 9000 Series:

(1) No Party, or counsel to or representative of a Party, or Interested Staff shall make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to an Adjudicator who is participating in a decision with respect to that proceeding, or to Nasdaq Staff who is participating or advising in the decision of an Adjudicator with respect to that proceeding; and

(2) No Adjudicator who is participating in a decision with respect to a proceeding, or no Nasdaq Staff who is participating or advising in the decision of an Adjudicator with respect to a proceeding shall make or knowingly cause to be made to a Party, a counsel or representative to a Party, or Nasdaq Staff an ex parte communication relevant to the merits of that proceeding.

(b) Disclosure of Prohibited Communication

An Adjudicator who is participating in a decision with respect to a proceeding, or Nasdaq Staff who is participating or advising in the decision of an Adjudicator, who receives, makes, or knowingly causes to be made a communication prohibited by this Rule shall place in the record of the proceeding:

(1) all such written communications;

(2) memoranda stating the substance of all such oral communications; and

(3) all written responses and memoranda stating the substance of all oral responses to all such communications.

(c) Remedies

Upon receipt of a communication made or knowingly caused to be made by any Party, any counsel or representative to a Party, or any Interested Staff in violation of subparagraph (a)(1), Nasdaq Regulation or an Adjudicator may, to the extent consistent with the interests of justice, the policies underlying the Act, and Nasdaq's Rules, order the Party responsible for the communication, or the Party who may benefit from the ex parte communication made, to show cause why the Party's claim or interest in the proceeding should not be dismissed, denied, disregarded, or otherwise adversely affected by reason of such ex parte communication. All participants to a proceeding may respond to any allegations or contentions contained in a prohibited ex parte communication placed in the record. Such responses shall be placed in the record.

(d) Timing

In a disciplinary proceeding governed by the Rule 9200 Series and the Rule 9300 Series, the prohibitions of this Rule shall apply beginning with the authorization of a complaint as provided in Rule 9211, unless the person responsible for the communication has knowledge that the complaint shall be authorized, in which case the prohibitions shall apply beginning at the time of his or her acquisition of such knowledge.

(e) Waiver of Ex Parte Prohibition

(1) Offer of Settlement

If a Respondent submits an offer of settlement under Rule 9270, the submission constitutes a waiver by such Respondent of any claim that the prohibitions against ex parte communications were violated by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the offer of settlement and the order of acceptance, or other consideration of the offer of settlement and order of acceptance, including acceptance or rejection of such offer of settlement and order of acceptance.

(2) Letter of Acceptance, Waiver, and Consent

If a member or a person associated with a member submits an executed letter of acceptance, waiver, and consent under Rule 9216(a), the submission constitutes a waiver by such member or person associated with a member of any claim that the prohibitions against ex parte communications were violated by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the letter of acceptance, waiver, and consent, or other consideration of the letter of acceptance, waiver, and consent, including acceptance or rejection of such letter of acceptance, waiver, and consent.

(3) Minor Rule Violation Plan Letter

If a member or a person associated with a member submits an executed minor rule violation plan letter under Rule 9216(b), the submission constitutes a waiver by such member or person associated with a member of any claim that the prohibitions against ex parte communications by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the minor rule violation plan letter, or other consideration of the minor rule violation plan letter, including acceptance or rejection of such minor rule plan violation letter.

9144. Separation of Functions

(a) Interested Staff

Except as counsel or a witness in a proceeding or as provided in the Rule 9550 ~~Series, Interested Staff is prohibited from advising an Adjudicator regarding a decision or~~ otherwise participating in a decision of an Adjudicator. An Adjudicator is prohibited from advising Interested Staff regarding a decision or otherwise participating in a decision of Interested Staff, including the decision to issue a complaint and a decision whether to appeal or cross-appeal a disciplinary proceeding to the Nasdaq Review Council.

(b) Separation of Adjudicators

A Hearing Officer, including the Chief Hearing Officer, or a Panelist of a Hearing Panel or an Extended Hearing Panel, is prohibited from participating in: a decision whether to issue a complaint pursuant to Rule 9211; a decision whether to appeal or cross-appeal a disciplinary proceeding to the Nasdaq Review Council pursuant to Rule 9311; and a discussion or decision relating to a call for review, a review, or an appeal pursuant to the Rule 9300 Series. A Director is prohibited from participating in a discussion or a decision relating to the above referenced acts with the Review Subcommittee or the Adjudicators referenced above.

(c) Waiver of Prohibitions of Separation of Functions

(1) Offer of Settlement

If a Respondent submits an offer of settlement under Rule 9270, the submission constitutes a waiver by such Respondent of any claim of violation of paragraph (a) or (b) by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the offer of settlement and the order of acceptance, or other consideration of the offer of settlement and order of acceptance, including acceptance or rejection of such offer of settlement and order of acceptance.

(2) Letter of Acceptance, Waiver, and Consent

If a member or a person associated with a member submits an executed letter of acceptance, waiver, and consent under Rule 9216(a), the submission constitutes a waiver by such member or person associated with a member of any claim of violation of paragraph (a) or (b) by a person or body in connection with such person's or body's participation in discussions regarding the terms and conditions of the letter of acceptance, waiver, and consent, or other consideration of the proposed letter of acceptance, waiver, and consent, including acceptance or rejection of such letter of acceptance, waiver, and consent.

(3) Minor Rule Violation Plan Letter

If a member or a person associated with a member submits an executed minor rule violation plan letter under Rule 9216(b), the submission constitutes a waiver by such member or person associated with a member of any claim of ~~violation of paragraph (a) or (b) by a person or body in connection with such~~ person's or body's participation in discussions regarding the terms and conditions of the minor rule violation plan letter or other consideration of the minor rule violation plan letter, including acceptance or rejection of such minor rule violation plan letter.

9145. Rules of Evidence; Official Notice

(a) Rules of Evidence

The formal rules of evidence shall not apply in a proceeding brought under the Rule 9000 Series.

(b) Official Notice

In a proceeding governed by the Rule 9000 Series, an Adjudicator may take official notice of such matters as might be judicially noticed by a court, or of other matters within the specialized knowledge of Nasdaq as an expert body. Before an Adjudicator proposes to take official notice of a matter, it shall permit a Party the opportunity to oppose or otherwise comment upon the proposal to take official notice.

9146. Motions

(a) General Requirement for Motions

A Party may make a written or oral motion, subject to limitations set forth below. A Party or other person may make a motion under Rule 9146(k), subject to limitations set forth below.

(b) Adjudicator May Require a Written Motion

If a Party makes an oral motion, an Adjudicator may order that such motion be set forth in writing, after considering the facts and circumstances, including whether:

(1) the hearing or conference in which the Party makes such motion is being recorded; and

(2) the opposing Parties shall be fully informed and shall have adequate notice and opportunity to respond to such motion.

(c) Specificity

All motions shall state the specific relief requested and the basis therefor.

(d) Time For Filing Opposition or Other Response to Motion

Unless otherwise ordered by an Adjudicator, any Party may file an opposition or other response to a written motion and the opposition or response shall be filed within 14 days after service of the motion. If no response is filed within the response period, the Party failing to respond shall be deemed to have waived any objection to the granting of the motion. A Party shall be afforded an opportunity to respond to an oral motion at the time the oral motion is made, unless the Adjudicator orders that the Party shall be granted additional time to respond.

(e) Oral Argument

An Adjudicator may allow oral argument on motions. Oral argument may take place in person or by telephone.

(f) Frivolous Motions

An Adjudicator may deny dilatory, repetitive, or frivolous motions without awaiting a response.

(g) No Stay

Unless otherwise ordered by an Adjudicator, the filing of a motion does not stay a proceeding.

(h) Reply

The moving Party shall have no right to reply to the opposition or other response of the other Parties unless an Adjudicator permits a reply to be filed. Unless otherwise ordered by an Adjudicator, a movant's reply submission shall be filed within five days after the Adjudicator serves the order granting the motion to file a reply or a Party serves the opposition or other response to which the Adjudicator previously ordered that a reply could be filed.

(i) Page Limit, Format Requirements

Unless otherwise ordered by an Adjudicator, submissions in support of or in opposition to motions shall not exceed ten double-spaced pages, including double-spaced footnotes, exclusive of pages containing any table of contents, table of authorities, or addenda.

(j) Disposition of Procedural Motions; Disposition of Motions for Summary Disposition

(1) In the Rule 9200 Series, a motion on a procedural matter may be decided by a Hearing Officer. A motion for summary disposition of a cause of action set forth in a complaint shall be decided by a majority vote of the Hearing Panel or, if applicable, the Extended Hearing Panel.

(2) In the Rule 9300 Series, a motion on a procedural matter may be decided by Counsel to the Nasdaq Review Council, the Review Subcommittee, a Subcommittee or, if applicable, an Extended Proceeding Committee, or the Nasdaq Review Council. A motion for disposition of a cause of action shall be decided by the Nasdaq Review Council, except that a motion to dismiss a case for abandonment made under Rule 9344 may be decided by the Review Subcommittee.

(3) In the Rule 9500 Series, a motion shall be decided by an Adjudicator.

(k) Motion For Protective Order

(1) A Party, a person who is the owner, subject, or creator of a Document subject to production under Rule 8210 or any other Rule which may be introduced as evidence in a disciplinary proceeding, or a witness who testifies at a hearing in a disciplinary proceeding may file a motion requesting a protective order to limit disclosure or prohibit from disclosure to other Parties, witnesses or other persons, except the Department of Enforcement and the Department of Market Regulation and Nasdaq Regulation staff, Documents or testimony that contain confidential information. The motion shall include a general summary or extract of the Documents or testimony without revealing confidential details. If the movant seeks a protective order against disclosure to other Parties, copies of the Documents shall not be served on the other Parties. Unless the Documents are unavailable, the movant shall file for in camera inspection a sealed copy of the Documents for which the order is sought. If the movant is not a Party, the motion shall be served on each Party by the movant using a method in Rule 9134(a) and filed with the Adjudicator. A motion for a protective order shall be granted only upon a finding that disclosure of the Document or testimony would have a demonstrated adverse business effect on the movant or would involve an unreasonable breach of the movant's personal privacy.

(2) If a protective order is granted, the order shall set forth the restrictions on use and disclosure of such Document or testimony. An Adjudicator does not have the authority to issue a protective order that would limit in any manner the use by the staff of Nasdaq Regulation of such Documents or testimony in Nasdaq Regulation staff's performance of their regulatory and self-regulatory responsibilities and functions, including the transmittal, without restriction to the recipient, of such Documents or testimony to state, federal, or foreign regulatory authorities or other self-regulatory organizations. An Adjudicator does not have the authority to issue a protective order that purports to protect from production such Documents or testimony in the event that Nasdaq is subject to a subpoena requiring that the Documents or testimony be produced.

(l) General

All motions, oppositions or responses, replies, and any other filings made in a proceeding shall comply with Rules 9133, 9134, 9135, 9136 and 9137.

9147. Rulings On Procedural Matters

The Nasdaq Board, the Nasdaq Review Council, a Hearing Officer, or any other Adjudicator shall have full authority, except as otherwise provided by the Code, to rule on a procedural motion and any other procedural or administrative matter arising during the course of a proceeding conducted pursuant to the Code, subject to the rights of review or appeal provided by the Code.

9148. Interlocutory Review

Except as provided in Rule 9280, there shall be no interlocutory review of a ruling or order issued by any Adjudicator in a proceeding governed by the Code. If an Adjudicator grants interlocutory review of a ruling or order, such review shall not stay a proceeding, except under Rule 9280 or as otherwise ordered by the Adjudicator.

9150. Exclusion From Rule 9000 Series Proceeding

(a) Exclusion

An Adjudicator may exclude an attorney for a Party or other person authorized to represent others by Rule 9141 from acting as counsel, acting in any representative capacity, or otherwise appearing in a particular Rule 9000 Series proceeding for contemptuous conduct under Rule 9280 or unethical or improper professional conduct in that proceeding. If an attorney for a Party, or other person authorized to represent others by Rule 9141, is excluded from a disciplinary hearing or conference, or any portion thereof, such attorney or person may seek review by the Nasdaq Review Council of such exclusion under Rule 9280(c).

(b) Other Proceedings Not Precluded

Prohibiting an attorney or other person authorized to represent others by Rule 9141 from practicing or appearing in a Nasdaq proceeding shall not preclude Nasdaq from initiating other proceedings against such person.

9160. Recusal or Disqualification

No person shall participate as an Adjudicator in a matter governed by the Code as to which he or she has a conflict of interest or bias, or circumstances otherwise exist where his or her fairness might reasonably be questioned. In any such case the person shall recuse himself or herself, or shall be disqualified as follows:

(a) Nasdaq Board

The Chair of the Nasdaq Board shall have authority to order the disqualification of a Director, and a majority of the Nasdaq Board excluding the Chair of the Nasdaq

Board, shall have authority to order the disqualification of the Chair;

(b) Nasdaq Review Council, Review Subcommittee, or Certain Subcommittees

The Chair of the Nasdaq Review Council shall have authority to order the disqualification of a member of the Nasdaq Review Council or the Review Subcommittee, a member of a Subcommittee appointed pursuant to Rule 9559(q) or the Rule 9600 Series, a Hearing Panel appointed pursuant to the Rule 9520 Series, and the Statutory Disqualification Committee; and a majority of the Nasdaq Review Council excluding the Chair of the Nasdaq Review Council shall have authority to order the disqualification of the Chair of the Nasdaq Review Council;

(c) Rule 9331 Subcommittee or Extended Proceeding Committee

Disqualification of a Panelist of a Subcommittee or Extended Proceeding Committee appointed under the Rule 9300 Series shall be governed by Rule 9332;

(d) Reserved

(e) Panelist of Hearing Panel or Extended Hearing Panel

Disqualification of a Panelist of a Hearing Panel or Extended Hearing Panel appointed under the Rule 9200 Series shall be governed by Rule 9234; and

(f) Hearing Officer

Disqualification of a Hearing Officer of a Hearing Panel or an Extended Hearing Panel shall be governed by Rule 9233.

9200. DISCIPLINARY PROCEEDINGS

9210. Complaint and Answer

9211. Authorization of Complaint

(a) Complaint

(1) If the Department of Enforcement or the Department of Market Regulation believes that any Nasdaq member or associated person is violating or has violated any rule, regulation, or statutory provision, including the federal securities laws and the regulations thereunder, which Nasdaq has jurisdiction to enforce, Nasdaq Regulation, including the Department of Enforcement or the Department of Market Regulation may request authorization from the Office of Disciplinary Affairs to issue a complaint.

(2) The Nasdaq Board shall have the authority to direct Nasdaq Regulation, including the Office of Disciplinary Affairs, to authorize and the

Department of Enforcement or the Department of Market Regulation to issue a complaint when, on the basis of information and belief, the Nasdaq Board is of the opinion that any Nasdaq member or associated person is violating or has violated any rule, regulation, or statutory provision, including the federal securities laws and the regulations thereunder, which Nasdaq has jurisdiction to enforce.

(b) Commencement of Disciplinary Proceeding

A disciplinary proceeding shall begin when the complaint is served and filed.

9212. Complaint Issuance -- Requirements, Service, Amendment, Withdrawal, and Docketing

(a) Form, Content, Notice, Docketing, and Service

(1) If a complaint is authorized, the Department of Enforcement or the Department of Market Regulation shall issue the complaint. Each complaint shall be in writing and signed by the Department of Enforcement or the Department of Market Regulation. The complaint shall specify in reasonable detail the conduct alleged to constitute the violative activity and the rule, regulation, or statutory provision the Respondent is alleged to be violating or to have violated. If the complaint consists of several causes of action, each cause shall be stated separately. Complaints shall be served by the Department of Enforcement or the Department of Market Regulation on each Party pursuant to Rules 9131 and 9134, and filed at the time of service with the Office of Hearing Officers pursuant to Rules 9135, 9136, and 9137.

(2) At the time of issuance of a complaint, the Department of Enforcement or the Department of Market Regulation may propose:

(A) an appropriate location for the hearing; and

(B) if the complaint alleges at least one cause of action involving a violation of a statute or a rule described in Rule 9120(u), that the Chief Hearing Officer select a Market Regulation Committee Panelist for the Hearing Panel, or, if applicable, the Extended Hearing Panel as described in Rule 9231.

(b) Amendments to Complaint

The Department of Enforcement or the Department of Market Regulation may file and serve an amended complaint once as a matter of course at any time before the Respondent answers the complaint. Otherwise, upon motion by the Department of Enforcement or the Department of Market Regulation, the Hearing Officer may permit the Department of Enforcement or the Department of Market Regulation to amend the complaint, including amendments so as to make the complaint conform to the evidence presented, after considering whether the Department of Enforcement or the Department of Market Regulation has shown good cause for the amendment and whether any Respondent will suffer any unfair prejudice if the amendment is allowed. Amendments to complaints will be freely granted when justice so requires.

(c) Withdrawal of Complaint

With prior leave of the Hearing Officer, the Department of Enforcement or the Department of Market Regulation may withdraw a complaint. If the Department of Enforcement or the Department of Market Regulation withdraws the complaint before the earlier of (1) the Hearing Panel's or, if applicable, the Extended Hearing Panel's, issuance of a ruling on a motion for summary disposition, or (2) the start of the hearing on the merits, the withdrawal of the complaint by the Department of Enforcement or the Department of Market Regulation shall be without prejudice and the Department of Enforcement or the Department of Market Regulation shall be permitted to refile a case based on allegations concerning the same facts and circumstances that are set forth in the withdrawn complaint. If the Department of Enforcement or the Department of Market Regulation requests to withdraw such complaint after the occurrence of either of the two events set forth in (1) and (2) in this paragraph, the Hearing Panel or, if applicable, the Extended Hearing Panel, after considering the facts and circumstances of the request, shall determine whether the withdrawal shall be granted with prejudice.

(d) Disciplinary Proceeding Docket

The Office of Hearing Officers shall promptly record each complaint filed with it in Nasdaq's disciplinary proceeding docket, and record in the disciplinary proceeding docket each event, filing, and change in the status of a disciplinary proceeding.

9213. Assignment of Hearing Officer and Appointment of Panelists to Hearing Panel or Extended Hearing Panel

(a) Assignment of Hearing Officer

As soon as practicable after the Department of Enforcement or the Department of Market Regulation has filed a complaint with the Office of Hearing Officers, the Chief Hearing Officer shall assign a Hearing Officer to preside over the disciplinary proceeding and shall serve the Parties with notice of the Hearing Officer's assignment pursuant to Rule 9132.

(b) Appointment of Panelists

As soon as practicable after assigning a Hearing Officer to preside over a disciplinary proceeding, the Chief Hearing Officer shall appoint Panelists pursuant to Rules 9231 and 9232 to a Hearing Panel or, if the Chief Hearing Officer determines that an Extended Hearing Panel should be appointed, to an Extended Hearing Panel.

9214. Consolidation or Severance of Disciplinary Proceedings

(a) Consolidation Initiated by Chief Hearing Officer

The Chief Hearing Officer may order the consolidation of two or more disciplinary proceedings, upon his or her own motion, under circumstances where such consolidation would further the efficiency of the disciplinary process, and where the subject complaints involve common questions of law or fact, or one or more of the same Respondents. In determining whether to order the consolidation of such disciplinary proceedings, the Chief Hearing Officer shall consider:

(1) whether the same or similar evidence reasonably would be expected to be offered at each of the hearings;

(2) whether the proposed consolidation would conserve the time and resources of the Parties; and

(3) whether any unfair prejudice would be suffered by one or more Parties as a result of the consolidation.

If the Chief Hearing Officer proposes to consolidate two or more disciplinary proceedings, the Chief Hearing Officer shall serve upon the Parties notice of the proposed consolidation of disciplinary proceedings, together with a copy of each relevant complaint and any answer that has been filed thereto, pursuant to Rule 9132. The Parties shall have 14 days after service to file a response, stating any arguments in favor of or opposition to consolidation.

(b) Consolidation Initiated by a Party

A Party may file a motion to consolidate two or more disciplinary proceedings if such consolidation would further the efficiency of the disciplinary process, if the subject complaints involve common questions of law or fact or one or more of the same Respondents, or if one or more of the factors favoring consolidation set forth in paragraph (a) appear to be present. If a Party moves to consolidate two or more disciplinary proceedings, the Party shall file such motion, together with a copy of each relevant complaint and any answer thereto that has been filed, with the Office of Hearing Officers, and, pursuant to Rule 9133, shall serve the same upon the Parties in each of the cases proposed to be consolidated. The Parties shall have 14 days after service to file a response, stating any arguments in favor of or opposition to consolidation, and shall serve the response upon the Parties in each of the cases proposed to be consolidated. The Chief Hearing Officer shall issue an order approving or denying the request for consolidation.

(c) Impact on Hearing Panel or Extended Hearing Panel

If the Chief Hearing Officer issues an order to consolidate two or more disciplinary proceedings for which Hearing Panels or, if applicable, Extended Hearing Panels, have been appointed, the Chief Hearing Officer's order shall specify which Hearing Panel or, if applicable, Extended Hearing Panel, shall preside over the consolidated disciplinary proceeding, or shall appoint a new Hearing Panel or, if applicable, Extended Hearing Panel, to preside, based on the criteria set forth in Rules 9231 and 9232.

(d) Severance Initiated by Chief Hearing Officer

The Chief Hearing Officer may order the severance of a disciplinary proceeding into two or more disciplinary proceedings, upon his or her own motion. In determining whether to order the severance of such disciplinary proceedings, the Chief Hearing Officer shall consider:

(1) whether the same or similar evidence reasonably would be expected to be offered at each of the possible hearings;

(2) whether the severance would conserve the time and resources of the Parties; and

(3) whether any unfair prejudice would be suffered by one or more Parties if the severance is (not) ordered.

If the Chief Hearing Officer proposes to sever a disciplinary proceeding, the Chief Hearing Officer shall serve upon the Parties notice of the proposed severance of disciplinary proceedings pursuant to Rule 9132. The Parties shall have 14 days after service to file a response, stating any arguments in favor of or opposition to severance.

(e) Severance Initiated by a Party

A Party may file a motion to sever a disciplinary proceeding if one or more of the factors favoring severance set forth in paragraph (d) appear to be present. If a Party moves to sever a disciplinary proceeding, the Party shall file such motion with the Office of Hearing Officers, and, pursuant to Rule 9133, shall serve the same upon each of the parties to the action proposed to be severed. The Parties shall have 14 days after service to file a response, stating any arguments in favor of or opposition to severance, and shall serve the response upon the Parties in the case proposed to be severed. The Chief Hearing Officer shall issue an order approving or denying the request for severance.

(f) Impact on Hearing Panel or Extended Hearing Panel of Severance

If the Chief Hearing Officer issues an order to sever a disciplinary proceeding for which a Hearing Panel or, if applicable, Extended Hearing Panel, has been appointed, the Chief Hearing Officer's order shall specify whether the same Hearing Panel or, if applicable, Extended Hearing Panel, shall preside over the severed disciplinary proceedings, or shall appoint a new Hearing Panel(s) or, if applicable, Extended Hearing Panel(s), to preside over any or all of the severed proceedings, based on the criteria set forth in Rules 9231 and 9232.

9215. Answer to Complaint

(a) Form, Service, Notice

Pursuant to Rule 9133, each Respondent named in a complaint shall serve an answer to the complaint on all other Parties within 25 days after service of the complaint on such Respondent, and at the time of service shall file such answer with the Office of Hearing Officers pursuant to Rules 9135, 9136 and 9137. The Hearing Officer assigned to a disciplinary proceeding pursuant to Rule 9213 may extend such period for good cause. Upon the receipt of a Respondent's answer, the Office of Hearing Officers shall promptly send written notice of the receipt of such answer to all Parties.

(b) Content, Affirmative Defenses

Unless otherwise ordered by the Hearing Officer, an answer shall specifically admit, deny, or state that the Respondent does not have and is unable to obtain sufficient information to admit or deny, each allegation in the complaint. When a Respondent intends to deny only part of an allegation, the Respondent shall specify so much of it as is admitted and deny only the remainder. A statement of lack of information shall be deemed a denial. Any allegation not denied in whole or in part shall be deemed admitted. Any affirmative defense shall be asserted in the answer.

(c) Motion for More Definite Statement

A Respondent may file with an answer a motion for a more definite statement of specified matters of fact or law to be considered or determined. Such motion shall state why each such matter of fact or law should be required to be made more definite. If the motion is granted, the order granting such motion shall set the periods for filing such a statement and any answer thereto.

(d) Amendments to Answer

Upon motion by a Respondent, the Hearing Officer may, after considering good cause shown by the Respondent and any unfair prejudice which may result to any other Party, permit an answer to be amended.

(e) Extension of Time to Answer Amended Complaint

If a complaint is amended pursuant to Rule 9212(b), the time for filing an answer or amended answer shall be the greater of the original time period within which the Respondent is required to respond, or 14 days after service of the amended complaint. If any Respondent has already filed an answer, such Respondent shall have 14 days after service of the amended complaint, unless otherwise ordered by the Hearing Officer, within which to file an amended answer.

(f) Failure to Answer, Default

If a Respondent does not file an answer or make any other filing or request related to the complaint with the Office of Hearing Officers within the time required, the Department of Enforcement or the Department of Market Regulation shall send a second notice to such Respondent requiring an answer within 14 days after service of the second notice. The second notice shall state that failure of the Respondent to reply within the period specified shall allow the Hearing Officer, in the exercise of his or her discretion, pursuant to Rule 9269 to: (1) treat as admitted by the Respondent the allegations in the complaint; and (2) issue a default decision against the Respondent. If the Respondent fails to file an answer with the Office of Hearing Officers within the time required, the Hearing Officer may issue, a default decision against the Respondent pursuant to Rule 9269.

9216. Acceptance, Waiver, and Consent; Plan Pursuant to SEC Rule 19d-1(c)(2)

(a) Acceptance, Waiver, and Consent Procedures

(1) Notwithstanding Rule 9211, if the Department of Enforcement or the Department of Market Regulation has reason to believe a violation has occurred and the member or associated person does not dispute the violation, the Department of Enforcement or the Department of Market Regulation may prepare and request that the member or associated person execute a letter accepting a finding of violation, consenting to the imposition of sanctions, and agreeing to waive such member's or associated person's right to a hearing before a Hearing Panel or, if applicable, an Extended Hearing Panel, and any right of appeal to the Nasdaq Review Council, the Commission, and the courts, or to otherwise challenge the validity of the letter, if the letter is accepted. The letter shall describe the act or practice engaged in or omitted, the rule, regulation, or statutory provision violated, and the sanction or sanctions to be imposed. Unless the letter states otherwise, the effective date of any sanction(s) imposed will be a date to be determined by Nasdaq Regulation staff.

(2) (A) If a member or person associated with a member submits an executed letter of acceptance, waiver, and consent, by the submission such member or person associated with a member also waives:

(i) any right of such member or person associated with a member to claim bias or prejudgment of the Chief Regulatory Officer, the Nasdaq Review Council, or any member of the Nasdaq Review Council, in connection with such person's or body's participation in discussions regarding the terms and conditions of the letter of acceptance, waiver, and consent, or other consideration of the letter of acceptance, waiver, and consent, including acceptance or rejection of such letter of acceptance, waiver, and consent; and

(ii) any right of such member or person associated with a member to claim that a person violated the ex parte prohibitions of Rule 9143 or the separation of functions prohibitions of Rule 9144, in connection with such person's or body's participation in discussions regarding the terms and conditions of the letter of acceptance, waiver, and consent, or other consideration of the letter of acceptance, waiver, and consent, including acceptance or rejection of such letter of acceptance, waiver, and consent.

(B) If a letter of acceptance, waiver, and consent is rejected, the member or associated person shall be bound by the waivers made under subparagraphs (a)(1) and (a)(2)(A) for conduct by persons or bodies occurring during the period beginning on the date the letter of acceptance, waiver, and consent was executed and submitted and ending upon the rejection of the letter of acceptance, waiver, and consent.

(3) If the member or associated person executes the letter of acceptance, waiver, and consent, it shall be submitted to the Nasdaq Review Council. The Review Subcommittee or the Office of Disciplinary Affairs may accept such letter or refer it to the Nasdaq Review Council for acceptance or rejection by the Nasdaq Review Council. The Review Subcommittee may reject such letter or refer it to the Nasdaq Review Council for acceptance or rejection by the Nasdaq Review Council.

(4) If the letter is accepted by the Nasdaq Review Council, the Review Subcommittee, or the Office of Disciplinary Affairs, it shall be deemed final and shall constitute the complaint, answer, and decision in the matter. If the letter is rejected by the Review Subcommittee or the Nasdaq Review Council, Nasdaq Regulation may take any other appropriate disciplinary action with respect to the alleged violation or violations. If the letter is rejected, the member or associated person shall not be prejudiced by the execution of the letter of acceptance, waiver, and consent under subparagraph (a)(1) and the letter may not be introduced into evidence in connection with the determination of the issues set forth in any complaint or in any other proceeding.

(b) Procedure for Violation Under Plan Pursuant to SEC Rule 19d-1(c)(2)

(1) Notwithstanding Rule 9211, the Nasdaq Review Council may, subject to the requirements set forth in subparagraphs (b)(2) through (b)(4) and in SEC Rule 19d-1(c)(2), impose a fine (not to exceed $2,500) and/or a censure on any member or associated person with respect to any rule listed in IM-9216. If the Department of Enforcement or the Department of Market Regulation has reason to believe a violation has occurred and if the member or associated person does not dispute the violation, the Department of Enforcement or the Department of Market Regulation may prepare and request that the member or associated person execute a minor rule violation plan letter accepting a finding of violation, consenting to the imposition of sanctions, and agreeing to waive such member's or associated person's right to a hearing before a Hearing Panel or, if applicable, an Extended Hearing Panel, and any right of appeal to the Nasdaq Review Council, the Commission, and the courts, or to otherwise challenge the validity of

the letter, if the letter is accepted. The letter shall describe the act or practice engaged in or omitted, the rule, regulation, or statutory provision violated, and the sanction or sanctions to be imposed. Unless the letter states otherwise, the effective date of any sanction(s) imposed will be a date to be determined by Nasdaq Regulation staff.

(2) (A) If a member or person associated with a member submits an executed minor rule violation plan letter, by the submission such member or person associated with a member also waives:

(i) any right of such member or person associated with a member to claim bias or prejudgment of the Chief Regulatory Officer, the Nasdaq Review Council, or any member of the Nasdaq Review Council, in connection with such person's or body's participation in discussions regarding the terms and conditions of the minor rule violation plan letter or other consideration of the minor rule violation plan letter, including acceptance or rejection of such minor rule violation plan letter; and

(ii) any right of such member or person associated with a member to claim that a person violated the ex parte prohibitions of Rule 9143 or the separation of functions prohibitions of Rule 9144, in connection with such person's or body's participation in discussions regarding the terms and conditions of the minor rule violation plan letter or other consideration of the minor rule violation plan letter, including acceptance or rejection of such minor rule violation plan letter.

(B) If a minor rule violation plan letter is rejected, the member or person associated with a member shall be bound by the waivers made under subparagraphs (b)(1) and (b)(2)(A) for conduct by persons or bodies occurring during the period beginning on the date the minor rule violation plan letter was executed and submitted and ending upon the rejection of the minor rule violation plan letter.

(3) If the member or associated person executes the minor rule violation plan letter, it shall be submitted to the Nasdaq Review Council. The Review Subcommittee or the Office of Disciplinary Affairs may accept such letter or refer it to the Nasdaq Review Council for acceptance or rejection by the Nasdaq Review Council. The Review Subcommittee may reject such letter or refer it to the Nasdaq Review Council for acceptance or rejection by the Nasdaq Review Council.

(4) If the letter is accepted by the Nasdaq Review Council, the Review Subcommittee, or the Office of Disciplinary Affairs, it shall be deemed final and Nasdaq shall report the violation to the Commission as required by the Commission pursuant to a plan approved under SEC Rule 19d-1(c)(2). If the

letter is rejected by the Review Subcommittee or the Nasdaq Review Council, Nasdaq Regulation may take any other appropriate disciplinary action with respect to the alleged violation or violations. If the letter is rejected, the member or associated person shall not be prejudiced by the execution of the minor rule violation plan letter under subparagraph (b)(1) and the letter may not be introduced into evidence in connection with the determination of the issues set forth in any complaint or in any other proceeding.

IM-9216. Violations Appropriate for Disposition Under Plan Pursuant to SEC Rule 19d- 1(c)(2)

- Rule 2210 and Rule 2220 -- Failure to have advertisements and sales literature approved by a principal prior to use; failure to maintain separate files of advertisements and sales literature containing required information; and failure to file advertisements with Nasdaq within the required time limits.
- Rule 3360 -- Failure to timely file reports of short positions on Form NS-1.
- Rule 3110 -- Failure to keep and preserve books, accounts, records, memoranda, and correspondence in conformance with all applicable laws, rules, regulations and statements of policy promulgated thereunder, and with the Rules of Nasdaq.
- Rule 8211 -- Failure to submit trading data as requested.
- Rule 1013 -- Failure to timely submit amendments to Form BD.
- Rules 1013 and 1014 -- Failure to timely submit amendments to Form U4.
- Rule 1013 -Failure to timely submit amendments to Form U5.
- Rule 1120 -- Failure to comply with the Firm Element of the continuing education requirements.
- Rule 3010 -- Failure to timely file reports pursuant to Rule 3010(b).
- Rule 3070 -- Failure to timely file reports.
- Rule 4619(d) -- Failure to timely file notifications pursuant to SEC Regulation M.
- Rule 11870 -- Failure to abide by Customer Account Transfer Contracts.
- SEC Exchange Act Rule 11Ac1-4 -- Failure to properly display limit orders.
- SEC Exchange Act Rule 11Ac1-1(c)(5) -- Failure to properly update published quotations in certain Electronic Communication Networks ("ECN's").
- SEC Exchange Act Rule 17a-5 -- Failure to timely file FOCUS reports and annual audit reports.

9220. Request for Hearing; Extensions of Time, Postponements, Adjournments

9221. Request for Hearing

(a) Respondent Request for Hearing

With the filing of any Respondent's answer, such Respondent may:

(1) request a hearing;

(2) propose an appropriate location for the hearing; and

(3) propose, if the complaint alleges at least one cause of action involving a violation of a statute or rule described in Rule 9120(u), that the Chief Hearing Officer select a Market Regulation Committee Panelist for a Hearing Panel or, if applicable, an Extended Hearing Panel as described in Rule 9231.

If a Respondent requests a hearing, a hearing shall be granted. A Respondent who fails to request a hearing with the filing of his or her answer waives the right to a hearing unless a Hearing Officer, Hearing Panel, or, if applicable, an Extended Hearing Panel, grants, for good cause shown, a later filed motion by such Respondent requesting a hearing.

(b) Hearing Officer Order Requiring Hearing

In the absence of a request for a hearing from any Respondent, the Hearing Officer may order any complaint set down for hearing.

(c) Authority of Hearing Panel, Extended Hearing Panel to Order Hearing

If all Respondents waive a hearing, and the Hearing Officer does not order a hearing on his or her own motion, the Hearing Panel or, if applicable, the Extended Hearing Panel, may order a hearing or may consider the matter on the record, as defined in Rule 9267. If fewer than all Respondents waive a hearing, the Hearing Officer, the Hearing Panel, or, if applicable, the Extended Hearing Panel, may, in the exercise of its discretion, order that a hearing be held as to all Respondents. Alternatively, the Hearing Officer, the Hearing Panel, or, if applicable, the Extended Hearing Panel, may conduct a hearing as to only those Respondents who requested a hearing and consider the matter on the record as to those Respondents who waived a hearing.

(d) Notice of Hearing

The Hearing Officer shall issue a notice stating the date, time, and place of the hearing, and whether the hearing shall be held before a Hearing Panel or an Extended Hearing Panel, and shall serve such notice on the Parties at least 28 days before the hearing, unless:

(1) in the discretion of the Hearing Officer, he or she determines that extraordinary circumstances require a shorter notice period; or

(2) the Parties waive the notice period.

9222. Extensions of Time, Postponements, and Adjournments

(a) Availability

At any time prior to the issuance of the decision of the Hearing Panel or, if applicable, the Extended Hearing Panel, the Hearing Officer may, for good cause shown, extend or shorten any time limits prescribed by the Code for the filing of any papers and may, consistent with paragraph (b), postpone or adjourn any hearing.

(b) Limitations on Postponements, Adjournments, and Extensions

A hearing shall begin at the time and place ordered, unless the Hearing Officer, for good cause shown, changes the place of the hearing, postpones the commencement of the hearing, or adjourns a convened hearing for a reasonable period of time, subject to the limitations in subparagraph (b)(2).

(1) Additional Considerations

In considering a motion for the postponement of the start of a hearing or, adjournment once a hearing has begun, the Hearing Officer shall consider:

(A) the length of the proceeding to date;

(B) the number of postponements, adjournments, or extensions already granted;

(C) the stage of the proceedings at the time of the request;

(D) potential harm to the investing public if an extension of time, adjournment, or postponement is granted; and

(E) such other matters as justice may require.

(2) Time Limit

Postponements, adjournments, or extensions of time for filing papers shall not exceed 28 days unless the Hearing Officer states on the record or provides by written order the reasons a longer period is necessary.

9230. Appointment of Hearing Panel, Extended Hearing Panel

9231. Appointment by the Chief Hearing Officer of Hearing Panel or Extended Hearing Panel or Replacement Hearing Officer

(a) Appointment

The Chief Hearing Officer shall appoint a Hearing Panel or an Extended Hearing Panel to conduct the disciplinary proceeding and issue a decision.

(b) Hearing Panel

The Hearing Panel shall be composed of a Hearing Officer and two Panelists, except as provided in paragraph (e) and in Rule 9234 (a), (c), (d), or (e). The Hearing Officer shall serve as the chair of the Hearing Panel. Each Panelist shall be associated with a member of Nasdaq or retired therefrom.

(1) Except as provided in (2), the Chief Hearing Officer shall select as a Panelist a person who:

(A) previously served on the Nasdaq Review Council;

(B) previously served on a disciplinary subcommittee of the Nasdaq Review Council, including a Subcommittee, an Extended Proceeding Committee, or their predecessor subcommittees; or,

(C) previously served as a Director, , but does not serve currently in that position.

(2) If the complaint alleges at least one cause of action involving a violation of a statute or a rule described in Rule 9120(u), the Chief Hearing Officer may select as a Panelist a person who currently serves on the Market Regulation Committee or who previously served on the Market Regulation Committee not earlier than four years before the date the complaint was served upon the Respondent who was the first served Respondent in the disciplinary proceeding for which the Hearing Panel or the Extended Hearing Panel is being appointed.

(c) Extended Hearing Panel

Upon consideration of the complexity of the issues involved, the probable length of the hearing, or other factors that the Chief Hearing Officer deems material, the Chief Hearing Officer may determine that a matter shall be designated an Extended Hearing, and that such matter shall be considered by an Extended Hearing Panel. The Extended Hearing Panel shall be composed of a Hearing Officer and two Panelists, except as provided in Rule 9234(a), (c), (d), or (e). The Hearing Officer will serve as the chair of the Extended Hearing Panel. The Panelists shall be associated with a member of Nasdaq, or retired therefrom. The Chief Hearing Officer shall have discretion to compensate any or all Panelists of an Extended Hearing Panel at the rate then in effect for arbitrators appointed under the Rule 10000 Series.

(1) Except as provided in (2), the Chief Hearing Officer shall select as a Panelist a person who meets the criteria set forth in paragraph (b)(1).

(2) If the complaint alleges at least one cause of action involving a violation of a statute or a rule described in Rule 9120(u), the Chief Hearing Officer may select as a Panelist a person who currently serves on the Market Regulation Committee or who previously served on the Market Regulation Committee not earlier than four years before the date the complaint was served upon the Respondent who was the first served Respondent in the disciplinary

proceeding for which the Hearing Panel or the Extended Hearing Panel is being appointed.

(d) Observer

A person who is qualified to serve as a Panelist may be designated by the Chief Hearing Officer to serve as an observer to a Hearing Panel or an Extended Hearing Panel. If the Chief Hearing Officer designates more than two people to serve as observers to a Hearing Panel or an Extended Hearing Panel, the Chief Hearing Officer shall obtain the consent of the Parties. An observer may attend any hearing of a disciplinary proceeding and observe the proceeding, but may not vote or participate in any other manner in the hearing or the deliberations of the Hearing Panel or the Extended Hearing Panel, or participate in the administration of the disciplinary proceeding.

(e) Appointment of Replacement Hearing Officer

In the event that a Hearing Officer withdraws, is incapacitated, or otherwise is unable to continue service after being appointed, the Chief Hearing Officer shall appoint a replacement Hearing Officer. To ensure fairness to the parties and expedite completion of the proceeding when a replacement Hearing Officer is appointed after the hearing has commenced, the replacement Hearing Officer has discretion to exercise the following powers:

(1) Allow the Hearing Panelists to resolve the issues in the proceeding and issue a decision without the participation of the replacement Hearing Officer in the decision. The replacement Hearing Officer may advise the Hearing Panelists regarding legal issues, and shall exercise the powers of the Hearing Officer under Rule 9235(a), including preparing and signing the decision on behalf of the Hearing Panel, in accordance with Rule 9268; or

(2) Certify familiarity with the record and participate in the resolution of the issues in the case and in the issuance of the decision. In exercising this power, the replacement Hearing Officer may recall any witness before the Hearing Panel.

9232. Criteria for Selection of Panelists and Replacement Panelists

(a) Chief Hearing Officer Selection Alternatives

Following a determination of whether a Hearing Panel or an Extended Hearing Panel should be appointed, the Chief Hearing Officer shall determine whether one of the Panelists may be selected from the Market Regulation Committee.

(b) Criteria for Selection of Panelist from Market Regulation Committee

The Chief Hearing Officer may select one but not more than one Panelist from the Market Regulation Committee, as provided in Rule 9231, to serve in a disciplinary proceeding if the complaint alleges at least one cause of action involving a violation of a statute or a rule described in Rule 9120(u).

(c) Criteria for Appointment of a Panelist

After the Chief Hearing Officer designates the Primary District Committee, the Chief Hearing Officer shall select Panelists from the current members of the Primary District Committee, the other categories of persons eligible to serve as Panelists as set forth in Rule 9231(b)(1)(A) through (D) or, if applicable, in Rule 9231(c), who are located in the same geographic area as the Primary District Committee, and, if applicable, from the current or former members of the Market Regulation Committee, based upon the following criteria:

(1) expertise;

(2) the absence of any conflict of interest or bias, and any appearance thereof;

(3) availability; and,

(4) the frequency with which a person has served as a Panelist on a Hearing Panel or an Extended Hearing Panel during the past two years, favoring the selection of a person as a Panelist who has never served or served infrequently as a Panelist during the period.

9233. Hearing Panel or Extended Hearing Panel: Recusal and Disqualification of Hearing Officers

(a) Recusal, Withdrawal of Hearing Officer

If at any time a Hearing Officer determines that he or she has a conflict of interest or bias or circumstances otherwise exist where his or her fairness might reasonably be questioned, the Hearing Officer shall notify the Chief Hearing Officer and the Chief Hearing Officer shall issue and serve on the Parties a notice stating that the Hearing Officer has withdrawn from the matter. In the event that a Hearing Officer withdraws, is incapacitated, or otherwise is unable to continue service after being appointed, the Chief Hearing Officer shall appoint a replacement Hearing Officer. In such a case, the replacement Hearing Officer shall proceed according to Rule 9231(e).

(b) Motion for Disqualification

A Party may move for the disqualification of a Hearing Officer. A motion shall be based upon a reasonable, good faith belief that a conflict of interest or bias exists or circumstances otherwise exist where the Hearing Officer's fairness might reasonably be questioned, and shall be accompanied by an affidavit setting forth in detail the facts alleged to constitute grounds for disqualification, and the dates on which the Party learned of those facts. Such motions shall be filed not later than 15 days after the later of:

(1) when the Party learned of the facts believed to constitute the

disqualification; or

(2) when the Party was notified of the assignment of the Hearing Officer.

(c) Disposition of Disqualification Motion

A motion for disqualification of a Hearing Officer shall be decided by the Chief Hearing Officer who shall promptly investigate whether disqualification is required and issue a written ruling on the motion. In the event of a disqualification of the Hearing Officer, the Chief Hearing Officer shall appoint a replacement Hearing Officer.

9234. Hearing Panel or Extended Hearing Panel: Recusal and Disqualification of Panelists

(a) Recusal, Withdrawal of Panelist

If at any time a Panelist of a Hearing Panel or an Extended Hearing Panel determines that he or she has a conflict of interest or bias or circumstances otherwise exist where his or her fairness might reasonably be questioned, the Panelist shall notify the Hearing Officer and the Hearing Officer shall issue and serve on the Parties a notice stating that the Panelist has withdrawn from the matter. In the event that a Panelist withdraws, is incapacitated, or otherwise is unable to continue service after being appointed, the Chief Hearing Officer may, in the exercise of discretion, determine whether to appoint a replacement Panelist. In the event that both Panelists withdraw, are incapacitated, or otherwise are unable to continue service after being appointed, the Chief Hearing Officer shall appoint two replacement Panelists.

(b) Disqualification: Motion of Party; Order of Chief Hearing Officer

(1) A Party may file a motion to disqualify a Panelist of a Hearing Panel or an Extended Hearing Panel. A motion shall be based upon a reasonable, good faith belief that a conflict of interest or bias exists or circumstances otherwise exist where the Panelist's fairness might reasonably be questioned, and shall be accompanied by an affidavit setting forth in detail the facts alleged to constitute grounds for disqualification, and the dates on which the Party learned of those facts.

(2) Such motions shall be filed not later than 15 days after the later of:

(A) when the Party learned of the facts believed to constitute the disqualification; or

(B) when the Party was notified of the appointment of the Panelist.

(3) The Chief Hearing Officer may order the disqualification of a Panelist of a Hearing Panel or an Extended Hearing Panel if the Chief Hearing Officer

determines that a conflict of interest or bias exists or circumstances otherwise exist where the Panelist's fairness might reasonably be questioned, and shall state the facts constituting the grounds for disqualification.

(c) Disposition of Disqualification Motion: Challenge to Single Member of Hearing Panel

If a Party files a motion to disqualify a Panelist of a Hearing Panel or an Extended Hearing Panel, the Hearing Officer shall promptly investigate whether disqualification is required and shall issue a written ruling on the motion. In the event a Panelist is disqualified, the Chief Hearing Officer may, in the exercise of discretion, appoint a replacement Panelist.

(d) Disposition of Disqualification Motion: Challenge to Both Panelists of Hearing Panel or Extended Hearing Panel

If a Party files a motion to disqualify both Panelists of a Hearing Panel or an Extended Hearing Panel, the Hearing Officer shall promptly investigate whether disqualification is required and shall issue a written ruling on the motion. In the event one Panelist is disqualified, the Chief Hearing Officer may, in the exercise of discretion, appoint a replacement Panelist. In the event both Panelists are disqualified, the Chief Hearing Officer shall promptly appoint two persons as replacement Panelists.

(e) Disposition of Disqualification Motion: Challenge to Both Panelists of Hearing Panel or Extended Hearing Panel and Hearing Officer

If a Party files a motion to disqualify both Panelists of a Hearing Panel or an Extended Hearing Panel, and the Hearing Officer, the Chief Hearing Officer shall promptly investigate whether disqualification is required and shall issue a written ruling on the motion. In the event a Panelist is disqualified, the Chief Hearing Officer may, in the exercise of discretion, appoint a replacement Panelist. In the event both Panelists are disqualified, the Chief Hearing Officer shall promptly appoint two persons as replacement Panelists. In the event a Hearing Officer and a Panelist are disqualified, the Chief Hearing Officer shall promptly appoint a replacement Hearing Officer. In the event both Panelists and the Hearing Officer are disqualified, the Chief Hearing Officer shall promptly appoint a replacement Hearing Officer and two persons as replacement Panelists.

(f) Criteria for Replacement Panelist

If the Chief Hearing Officer appoints a replacement Panelist by operation of this Rule, the Chief Hearing Officer shall do so using the criteria set forth in Rule 9232.

9235. Hearing Officer Authority

(a) Hearing Officer Authority

The Hearing Officer shall be selected by the Chief Hearing Officer and shall have authority to do all things necessary and appropriate to discharge his or her duties. In addition to the powers exercised by all members of the Hearing Panel or, if applicable, the Extended Hearing Panel, the powers of the Hearing Officer include, but are not limited to:

(1) holding pre-hearing and other conferences and requiring the attendance at any such conference of at least one representative of each Party who has authority to negotiate the resolution of issues in controversy;

(2) regulating the course of the hearing;

(3) ordering the Parties to present oral arguments at any stage of the disciplinary proceeding;

(4) resolving any and all procedural and evidentiary matters, discovery requests, and other non-dispositive motions, subject to any limitations set forth elsewhere in the Code;

(5) reopening any hearing, upon notice to all Parties, prior to the issuance of the decision of the Hearing Panel or, if applicable, the Extended Hearing Panel;

(6) creating and maintaining the official record of the disciplinary proceeding; and

(7) drafting a decision that represents the views of the majority of the Hearing Panel or, if applicable, the Extended Hearing Panel.

(b) Authority in the Absence of Hearing Officer

If the Hearing Officer appointed to a case is temporarily unavailable or unable for any reason to discharge his or her duties in a particular proceeding under conditions not requiring the appointment of a replacement Hearing Officer, the Chief Hearing Officer or the Deputy Chief Hearing Officer in his or her discretion may exercise the necessary authority in the same manner as if he or she had been appointed Hearing Officer in the particular proceeding.

9240. Pre-hearing Conference and Submission

9241. Pre-hearing Conference

(a) Purposes

The purposes of a pre-hearing conference include, but are not limited to:

(1) expediting the disposition of the proceeding;

(2) establishing procedures to manage the proceeding efficiently; and

(3) improving the quality of the hearing through more thorough preparation.

(b) Procedure

On his or her own motion or at the request of a Party, the Hearing Officer may, in his or her discretion, order counsel or any Party to meet for a pre-hearing conference. Such conferences also may be held with one or more persons participating by telephone or other remote means.

(c) Subjects to be Discussed

At a pre-hearing conference, the Hearing Officer shall schedule an expedited proceeding as required by Rule 9290, and may consider and take action with respect to any or all of the following:

(1) simplification and clarification of the issues;

(2) exchange of witness and exhibit lists and copies of exhibits;

(3) stipulations, admissions of fact, and stipulations concerning the contents, authenticity, or admissibility into evidence of documents;

(4) matters of which official notice may be taken;

(5) the schedule for exchanging pre-hearing motions or briefs, if any;

(6) the method of service and filing of papers by the Parties;

(7) determination of hearing dates;

(8) amendments to the complaint or answers thereto;

(9) production of documents as set forth in Rule 9251; and

(10) such other matters as may aid in the orderly and expeditious disposition of the proceeding.

(d) Scheduling

An initial pre-hearing conference, unless determined by the Hearing Officer to be unnecessary or premature, shall be held within 21 days after filing of an answer, or after the expiration of the second period provided for filing an answer as set forth in Rule 9215(f). When a complaint names multiple Respondents, the 21-day period shall commence from the later of (i) the date on which the last timely answer was filed, or (ii) if one or more Respondents have failed to answer, from the expiration of the second period provided for filing an answer under Rule 9215(f).

(e) Pre-hearing Order

At or following the conclusion of any conference held pursuant to this Rule, the Hearing Officer shall enter a written ruling or order that recites any agreements reached and any procedural determinations made by the Hearing Officer.

(f) Failure to Appear: Default

The Hearing Officer may issue a default decision, pursuant to Rule 9269, against a Party that fails to appear, in person or through counsel or a representative, at a pre-hearing conference of which the Party has been due notice.

9242. Pre-hearing Submission

(a) Requirement to Furnish Information

Prior to a hearing before a Hearing Panel or, if applicable, an Extended Hearing Panel, the Hearing Officer, in the exercise of his or her discretion, may order a Party to furnish to all other Parties and the Hearing Panel or, if applicable, the Extended Hearing Panel, such information as deemed appropriate, including any or all of the following:

(1) an outline or narrative summary of a Party's case or defense;

(2) the legal theories upon which a Party shall rely;

(3) a list and copies of documents that a Party intends to introduce at the hearing;

(4) a list of witnesses who shall testify on a Party's behalf, including the witnesses' names, occupations, addresses, and a brief summary of their expected testimony; and,

(5) if a witness shall be called to testify as an expert, a statement of the expert's qualifications, a listing of other proceedings in which the expert has given expert testimony, a list of the expert's publications, and copies of those publications that are not readily available to the other Parties and the Hearing Panel or, if applicable, the Extended Hearing Panel.

9250. Discovery

9251. Inspection and Copying of Documents in Possession of Staff

(a) Documents to be Available for Inspection and Copying

(1) Unless otherwise provided by this Rule, or by order of the Hearing Officer, the Department of Enforcement or the Department of Market Regulation shall make available for inspection and copying by any Respondent, Documents prepared or obtained by Interested Staff in connection with the investigation that led to the institution of proceedings. Such Documents include but are not limited

to:

(A) requests for information issued pursuant to Rule 8210;

(B) every other written request directed to persons not employed by Nasdaq to provide Documents or to be interviewed;

(C) the Documents provided in response to any such requests described in (A) and (B) above;

(D) all transcripts and transcript exhibits; and

(E) all other Documents obtained from persons not employed by Nasdaq.

(2) The Department of Enforcement or the Department of Market Regulation shall promptly inform the Hearing Officer and each other Party if, after the issuance of a complaint, requests for information under Rule 8210 are issued under the same investigative file number under which the investigation leading to the institution of disciplinary proceedings was conducted. If Interested Staff receives Documents pursuant to a request for information under Rule 8210 after Documents have been made available to a Respondent for inspection and copying as set forth in paragraph (a), and if such Documents are material and relevant to the disciplinary proceeding in which such Respondent is a Party, the additional Documents shall be made available to the Respondent not later than 14 days after the Interested Staff receives such Documents. If a hearing on the merits is scheduled to begin, Interested Staff shall make the additional Documents available to the Respondent not less than ten days before the hearing. If Interested Staff receives such Documents ten or fewer days before a hearing on the merits is scheduled to begin or after such hearing begins, Interested Staff shall make the additional Documents available immediately to the Respondent.

(3) Nothing in subparagraph (a)(1) shall limit the discretion of the Department of Enforcement or the Department of Market Regulation to make available any other Document or the authority of the Hearing Officer to order the production of any other Document.

(b) Documents That May Be Withheld

(1) The Department of Enforcement or the Department of Market Regulation may withhold a Document if:

(A) the Document is privileged or constitutes attorney work product;

(B) the Document is an examination or inspection report, an internal memorandum, or other note or writing prepared by a Nasdaq employee that shall not be offered in evidence;

(C) the Document would disclose (i) an examination, investigatory or enforcement technique or guideline of Nasdaq, a federal, state, or foreign regulatory authority, or any self-regulatory organization; (ii) the identity of a source, including a federal, state, or foreign regulatory authority or a self-regulatory organization that furnished information or was furnished information on a confidential basis regarding an investigation, an examination, an enforcement proceeding, or any other type of civil or criminal enforcement action; or (iii) an examination, an investigation, an enforcement proceeding, or any other type of civil or criminal enforcement action under consideration by, or initiated by Nasdaq, a federal, state, or foreign regulatory authority, or a self-regulatory organization; or

(D) the Hearing Officer grants leave to withhold a Document or category of Documents as not relevant to the subject matter of the proceeding, or for other good cause shown.

(2) Nothing in subparagraph (b)(1) authorizes the Department of Enforcement or the Department of Market Regulation to withhold a Document, or a part thereof, that contains material exculpatory evidence.

(c) Withheld Document List

The Hearing Officer may require the Department of Enforcement or the Department of Market Regulation to submit to the Hearing Officer a list of Documents withheld pursuant to subparagraphs (b)(1)(A) through (D) or to submit to the Hearing Officer any Document withheld. Upon review, the Hearing Officer may order the Department of Enforcement or the Department of Market Regulation to make the list or any Document withheld available to the other Parties for inspection and copying. A motion to require the Department of Enforcement or the Department of Market Regulation to produce a list of Documents withheld pursuant to paragraph (b) shall be based upon some reason to believe that a Document is being withheld in violation of the Code.

(d) Timing of Inspection and Copying

The Hearing Officer shall determine the schedule of production of documents pursuant to this Rule. Unless otherwise ordered by the Hearing Officer, the Department of Enforcement or the Department of Market Regulation shall commence making Documents available to a Respondent for inspection and copying pursuant to this Rule not later than 21 days after service of the Respondent's answer or, if there are multiple Respondents, not later than 21 days after the last timely answer is filed. If a Respondent in a multi- Respondent case fails to answer, the Department of Enforcement or the Department of Market Regulation shall make Documents available to all other Respondents not later than the later of:

(1) 21 days after the filing date of the last timely answer, or

(2) the expiration of the second period provided for filing an answer as set forth in Rule 9215(f).

(e) Place and Time of Inspection and Copying

Documents subject to inspection and copying pursuant to this Rule shall be made available to the Respondent for inspection and copying at the Nasdaq office where they are ordinarily maintained, or at such other location as the Hearing Officer, in his or her discretion, shall designate, or as the Parties otherwise agree. A Respondent shall be given access to the Documents during normal business hours. A Respondent shall not be given custody of or be permitted to remove the Documents.

(f) Copying Costs

A Respondent may obtain a photocopy of all Documents made available for inspection. A Respondent shall be responsible for the cost of photocopying. Unless otherwise ordered, charges for copies made at the request of a Respondent shall be at a rate to be established by the Nasdaq.

(g) Failure to Make Documents Available -- Harmless Error

In the event that a Document required to be made available to a Respondent pursuant to this Rule is not made available by the Department of Enforcement or the Department of Market Regulation, no rehearing or amended decision of a proceeding already heard or decided shall be required unless the Respondent establishes that the failure to make the Document available was not harmless error. The Hearing Officer, or, upon appeal or review, a Subcommittee, an Extended Proceeding Committee, or the Nasdaq Review Council, shall determine whether the failure to make the document available was not harmless error.

9252. Requests for Information

(a) Content and Timing of Requests

A Respondent who requests that Nasdaq invoke Rule 8210 to compel the production of Documents or testimony at the hearing shall do so in writing and serve copies on all Parties. Such request shall: be submitted to the Hearing Officer no later than 21 days before the scheduled hearing date; describe with specificity the Documents, the category or type of Documents, or the testimony sought; state why the Documents, the category or type of Documents, or the testimony are material; describe the requesting Party's previous efforts to obtain the Documents, the category or type of Documents, or the testimony through other means; and state whether the custodian of each Document, or the custodian of the category or type of Documents, or each proposed witness is subject to Nasdaq's jurisdiction.

(b) Standards for Issuance

A request that the Nasdaq Regulation compel the production of Documents or testimony shall be granted only upon a showing that: the information sought is relevant, material, and non-cumulative; the requesting Party has previously attempted in good faith to obtain the desired Documents and testimony through other means but has been unsuccessful in such efforts; and each of the persons from whom the Documents and testimony are sought is subject to Nasdaq's jurisdiction. In addition, the Hearing Officer shall consider whether the request is unreasonable, oppressive, excessive in scope, or unduly burdensome, and whether the request should be denied, limited, or modified.

(c) Limitations on Requests

If, after consideration of all the circumstances, the Hearing Officer determines that a request submitted pursuant to this Rule is unreasonable, oppressive, excessive in scope, or unduly burdensome, he or she shall deny the request, or grant it only upon such conditions as fairness requires. In making the foregoing determination, the Hearing Officer may inquire of the other Parties whether they shall stipulate to the facts sought to be proved by the Documents or testimony sought. If the Hearing Officer grants the request, the Hearing Officer shall order that requested Documents be produced to all Parties not less than ten days before the hearing, and order that witnesses whose testimony was requested appear and testify at the hearing. If the Hearing Officer grants the request ten or fewer days before a hearing on the merits is scheduled to begin or after such hearing begins, the Documents or testimony shall be produced immediately to all Parties.

9253. Production of Witness Statements

(a) Availability

Notwithstanding the provisions of Rule 9251(b),

(1) A Respondent in a disciplinary proceeding may file a motion requesting that the Department of Enforcement or the Department of Market Regulation produce for inspection and copying any statement of any person called or to be called as a witness by the Department of Enforcement or the Department of Market Regulation that pertains, or is expected to pertain, to his or her direct testimony and which is "a stenographic, mechanical, electrical, or other recording, or a transcription thereof, which is a substantially verbatim recital of an oral statement made by said witness and recorded contemporaneously with the making of such oral statement," as that phrase is used in 18 U.S.C. § 3500(e)(2).

(2) A Respondent in a disciplinary proceeding may also file a motion requesting that the Department of Enforcement or the Department of Market Regulation produce for inspection and copying any contemporaneously written statement made by an Interested Staff member during a routine examination or inspection about the substance of oral statements made by a non-Nasdaq person when (a) either the Interested Staff member or non-Nasdaq person is called as a witness by the Department of Enforcement or the Department of Market Regulation, and (b) that portion of the statement for which production is sought

directly relates to the Interested Staff member's testimony or the testimony of the non-Nasdaq witness.

(b) Failure to Produce -- Harmless Error

In the event that a statement required to be made available for inspection and copying by a Respondent is not provided by the Department of Enforcement or the Department of Market Regulation, there shall be no rehearing of a proceeding already heard, or issuance of an amended decision in a proceeding already decided, unless the Respondent establishes that the failure to provide the statement was not harmless error. The Hearing Officer, or upon appeal or review, a Subcommittee, an Extended Proceeding Committee, or the Nasdaq Review Council, shall determine whether the failure to provide any statement was not harmless error.

9260. Hearing and Decision

9261. Evidence and Procedure in Hearing

(a) Submission of Documentary Evidence and List of Witnesses Before Hearing

No later than ten days before the hearing, or at such earlier date as may be specified by the Hearing Officer, each Party shall submit to all other Parties and to the Hearing Officer copies of documentary evidence and the names of the witnesses each Party intends to present at the hearing.

(b) Party's Right to Be Heard

If a hearing is held, a Party shall be entitled to be heard in person, by counsel, or by the Party's representative.

(c) Request to Submit Additional Evidence

Notwithstanding paragraph (a), a Party, for good cause shown, may seek to submit any additional evidence at the hearing as the Hearing Officer, in his or her discretion, determines may be relevant and necessary for a complete record.

9262. Testimony

A person who is subject to the jurisdiction of Nasdaq shall testify under oath or affirmation. The oath or affirmation shall be administered by a court reporter or a notary public.

9263. Evidence: Admissibility

(a) Criteria for Receiving and Excluding Evidence

The Hearing Officer shall receive relevant evidence, and may exclude all evidence that is irrelevant, immaterial, unduly repetitious, or unduly prejudicial.

(b) Objections

Objections to the admission or exclusion of evidence shall be made on the record and shall succinctly state the grounds relied upon. Excluded material shall be deemed a supplemental document, which shall be attached to the record and retained under Rule 9267.

9264. Motion for Summary Disposition

(a) Pre-hearing

After a Respondent's answer has been filed and Documents have been made available to that Respondent for inspection and copying pursuant to Rule 9251, the Respondent or the Department of Enforcement or the Department of Market Regulation, without leave of the Hearing Officer, may make a motion for summary disposition of any or all the causes of action in the complaint with respect to that Respondent, as well as any defense raised in a Respondent's answer. All pre-hearing motions for summary disposition and supporting papers shall be filed at least 21 days before the time set for the hearing, or at such earlier time as ordered by the Hearing Officer. Notwithstanding the provisions of Rule 9146(d), any opposition or response to a pre-hearing motion for summary disposition shall be filed at least seven days before the time set for the hearing.

(b) After Commencement of Hearing on Merits

After a hearing on the merits has commenced, a Respondent or the Department of Enforcement or the Department of Market Regulation may make a motion for summary disposition of any or all of the causes of action in the complaint with respect to that Respondent or defenses raised in that Respondent's answer only with leave of the Hearing Officer.

(c) Case Not Fully Adjudicated on Motion

If on motion under this rule a decision is not rendered upon the whole case or for all the relief asked and a hearing is necessary, the Hearing Panel or, if applicable, the Extended Hearing Panel, at the hearing of the motion, by examining the pleadings and the evidence before it and by questioning counsel, shall, if practicable, ascertain what material facts exist without substantial controversy and what material facts are actually and in good faith controverted. It shall thereupon make an order specifying the facts that appear without substantial controversy, and directing such further proceedings in the action as are just. Upon the hearing of the action the facts so specified shall be deemed established, and the hearing shall be conducted accordingly.

(d) Form of Papers

A motion for summary disposition pursuant to paragraph (a) shall be accompanied by the following: a statement of undisputed facts; a supporting memorandum of points and authorities; and affidavits or declarations that set forth such facts as would be admissible at the hearing and show affirmatively that the affiant is competent to testify to the matters stated therein. A memorandum of points and authorities in support or opposition shall not exceed 35 pages.

(e) Rulings on Motion

The Hearing Officer may promptly deny or defer decisions on any motion for summary disposition, however, only the Hearing Panel or, if applicable, the Extended Hearing Panel, may grant a motion for summary disposition, except the Hearing Officer may grant motions for summary disposition with respect to questions of jurisdiction. The Hearing Panel or, if applicable, the Extended Hearing Panel, may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the Party that files the motion is entitled to summary disposition as a matter of law. If a Party files a motion under paragraph (a), the facts alleged in the pleadings of the Party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by the non-moving Party, by uncontested affidavits or declarations, or by facts officially noticed pursuant to Rule 9145. If a Party opposing a motion for summary disposition made under paragraph (a) cannot present, by affidavit prior to the hearing, facts essential to justify the Party's opposition to the motion, the Hearing Panel or, if applicable, the Extended Hearing Panel, may deny the motion for summary disposition or defer the decision on the motion.

9265. Record of Hearing

(a) Recordation

A hearing shall be recorded by a court reporter and a transcript shall be prepared. Unless otherwise ordered by a Hearing Officer, a pre-hearing conference shall be recorded by a court reporter and a transcript shall be prepared.

(b) Availability of a Transcript

A transcript of a pre-hearing conference and a transcript of a hearing shall be available to a Party for purchase from the court reporter at prescribed rates. A witness may purchase from the court reporter a transcript of his or her own testimony.

(c) Transcript Correction

Prior to the filing of post-hearing briefs or proposed findings and conclusions, or within such earlier time as ordered by the Hearing Officer, a Party or witness may seek to correct his or her transcript. A proposed correction of the transcript shall be submitted to the Hearing Officer by affidavit. Upon notice to all Parties to the disciplinary proceeding, the Hearing Officer may order the correction to the transcript as requested or sua sponte.

9266. Proposed Findings of Fact, Conclusions of Law, and Post-Hearing Briefs

(a) Discretion of Hearing Officer to Require Proposed Findings of Fact, Conclusions of Law, and Post-Hearing Briefs

At the discretion of the Hearing Officer, the Parties may be ordered to file proposed findings of facts and conclusions of law, or post-hearing briefs, or both. The Hearing Officer may order that such proposed findings and conclusions be filed together with, or as part of, post-hearing briefs.

(b) Reference to Record Required

Proposed findings of fact or other statements of fact in briefs shall be supported by specific references to the record.

(c) Period for Filing

In any case in which the Hearing Officer ordered the filing of proposed findings or conclusions of law, or post-hearing briefs, the Hearing Officer shall, after consultation with the Parties, prescribe the period within which proposed findings and conclusions of law and post-hearing briefs are to be filed. Such period shall be reasonable under all the circumstances but the total period allowed for the filing of post-hearing submissions shall not exceed 60 days after the conclusion of the hearing unless the Hearing Officer, for good cause shown, permits a different period and sets forth in an order the reasons why a longer period is necessary.

(d) Form, Length of Papers

Unless the Hearing Officer orders otherwise, each post-hearing submission shall not exceed 25 pages, exclusive of cover sheets, tables of contents, and tables of authorities.

9267. Record; Supplemental Documents Attached to Record; Retention

(a) Contents of the Record, Retention

The record shall consist of:

(1) the complaint, answers, each notice of hearing, pre-hearing order, and any amendments thereto;

(2) each application, motion, submission, and other paper, and any amendments, motions, objections, and exceptions to or regarding them;

(3) each transcript of a pre-hearing conference and of a hearing, and each stipulation, transcript of testimony, Document, and other item admitted into evidence;

(4) each written communication accepted at the discretion of the Hearing

Officer;

(5) with respect to a motion to disqualify a Hearing Officer under Rule 9233 or a Panelist under Rule 9234, each affidavit or transcript of testimony taken and the ruling made in connection with the request;

(6) all proposed findings and conclusions;

(7) each written ruling, order, and decision issued by the Chief Hearing Officer, Hearing Officer, Hearing Panel or, if applicable, Extended Hearing Panel; and,

(8) any other Document or item accepted into the record by the Hearing Officer, the Hearing Panel or, if applicable, the Extended Hearing Panel.

(b) Supplemental Documents Attached To Record; Retention

(1) A supplemental Document attached to the record is any Document submitted to the Hearing Officer that did not become part of the record, including:

(A) a Document not admitted by the Hearing Officer, Hearing Panel or, if applicable, the Extended Hearing Panel;

(B) any matter stricken from any filing or stricken during an oral presentation, including any matter stricken from any filing or stricken during any oral presentation because the Adjudicator determined it was scandalous or impertinent as provided in Rule 9136(e); and

(C) a list of Documents, if any, that a Respondent unsuccessfully sought by motion to inspect and copy under Rule 9251(c).

(2) A supplemental Document attached to the record shall not constitute part of the record, but shall be retained until the date upon which Nasdaq's decision becomes final disciplinary action or, if applicable, upon the conclusion of any review by the Commission or the federal courts.

(c) Substitution of Copies

Parties may submit to the Hearing Officer for substitution a true copy of a Document in the record.

9268. Decision of Hearing Panel or Extended Hearing Panel

(a) Majority Decision

Within 60 days after the final date allowed for filing proposed findings of fact, conclusions of law, and post-hearing briefs, or by a date established at the discretion of the Chief Hearing Officer, the Hearing Officer shall prepare a written decision that reflects the views of the Hearing Panel or, if applicable, the Extended Hearing Panel, as determined by majority vote.

(b) Contents of Decision

The decision shall include:

(1) a statement describing the investigative or other origin of the disciplinary proceeding;

(2) the specific statutory or rule provisions that were alleged to have been violated;

(3) a statement setting forth the findings of fact with respect to any act or practice the Respondent was alleged to have committed or omitted;

(4) the conclusions of the Hearing Panel, or Extended Hearing Panel, as to whether the Respondent violated any provision alleged in the complaint;

(5) a statement of the Hearing Panel, or the Extended Hearing Panel, in support of the disposition of the principal issues raised in the proceeding; and

(6) a statement describing any sanction imposed, the reasons therefor, and the date upon which such sanction shall become effective. Unless otherwise provided in the decision, the sanction(s) shall become effective on a date to be determined by Nasdaq Regulation staff.

(c) Dissenting Opinion

Within 65 days after the final date allowed for filing proposed findings of fact and conclusions of law, and post-hearings briefs, or by a date established at the discretion of the Chief Hearing Officer, the Hearing Officer or any Panelist may prepare a written dissenting opinion.

(d) Service, Notice, And Dissemination Requirements

The Office of Hearing Officers shall promptly serve the decision of the Hearing Panel, or the Extended Hearing Panel, and any dissenting opinion on the Parties; publish notice of the decision and any dissenting opinion in the Central Registration Depository; and provide a copy of the decision and any dissenting opinion to each member of Nasdaq with which a Respondent is associated.

(e) Appeal or Review

If not timely appealed pursuant to Rule 9311 or timely called for review pursuant to Rule 9312, the majority decision shall constitute final disciplinary action of Nasdaq for purposes of SEC Rule 19d-1(c)(1).

9269. Default Decisions

(a) Issuance of Default Decisions

(1) The Hearing Officer may issue a default decision against a Respondent that fails to answer the complaint within the time afforded under Rule 9215, or a Party that fails to appear at any hearing that a Party is required to attend under the Rule 9200 Series of which the Party has due notice.

(2) If the defaulting Party is the Respondent, the Hearing Officer may deem the allegations against that Respondent admitted. If the Defaulting Party is the Department of Enforcement or the Department of Market Regulation, the Hearing Officer may issue a default decision ordering that the complaint be dismissed with prejudice.

(3) The Hearing Officer may order a Party that fails to appear at the pre-hearing conference or the hearing to pay the costs incurred by other Parties in connection with their appearance.

(b) Contents of Decision

The contents of a default decision shall conform to the requirements of Rule 9268(b).

(c) Review of Default Decision

A Party may, for good cause shown, file a motion to set aside a default, dismissal, and the imposition of costs. Upon a showing of good cause, the Hearing Officer that entered the original order shall decide the motion. If the Hearing Officer that issued the original order is not available, the Chief Hearing Officer shall appoint another Hearing Officer to decide the motion.

(d) Final Disciplinary Action of Nasdaq; Effectiveness of Sanctions

If a default decision is not appealed pursuant to Rule 9311 or called for review pursuant to Rule 9312 within 25 days after the date the Office of Hearing Officers serves it on the Parties, the default decision shall become the final disciplinary action of Nasdaq for purposes of SEC Rule 19d-1(c)(1). Unless otherwise provided in the default decision, the sanctions shall become effective on a date to be determined by Nasdaq Regulation staff, except that a bar or expulsion shall become effective immediately upon the default decision becoming the final disciplinary action of Nasdaq. The decision shall be served on a Respondent by courier, facsimile or other means reasonably likely to obtain prompt service when the sanction is a bar or an expulsion.

9270. Settlement Procedure

(a) When Offer Allowed; No Stay of Proceeding

A Respondent who is notified that a proceeding has been instituted against him or her may propose in writing an offer of settlement at any time. If a Respondent proposes an offer of settlement before the hearing on the merits has begun, the making of an offer of settlement shall not stay the proceeding, unless otherwise decided by the Hearing Officer. If a Respondent proposes an offer of settlement after the hearing on the merits has begun, the making of an offer of settlement shall not stay the proceeding, unless otherwise decided by the Hearing Panel or, if applicable, the Extended Hearing Panel.

(b) Settlement Offer Shall Conform to Rule

A Respondent who makes an offer of settlement shall do so in conformity with the provisions of this Rule and shall not make such an offer of settlement frivolously or propose a sanction inconsistent with the seriousness of the violations to be found.

(c) Content and Signature Requirements

An offer of settlement shall be in writing and signed by the person making the offer, and, if the person is represented by counsel or a representative, signed also by the counsel or representative. The offer of settlement shall contain in reasonable detail:

(1) a statement describing the investigative or other origin of the disciplinary action;

(2) the specific statutory or rule provisions that the member or associated person is alleged to have violated;

(3) a statement containing the acts or practices which the member or associated person is alleged to have engaged in or omitted;

(4) a statement consenting to findings of fact and violations consistent with the statements contained in the offer of settlement required by subparagraphs (c)(2) and (c)(3);

(5) a proposed sanction to be imposed that is consistent with the current sanction guidelines or, if inconsistent with the sanction guidelines, a detailed statement supporting the proposed sanction; and,

(6) the effective date of any sanction(s) imposed, or a statement that the effective date of the sanction(s) will be a date to be determined by Nasdaq Regulation staff.

(d) Waiver

(1) If a Respondent submits an offer of settlement, by the submission such Respondent waives:

(A) any right of such Respondent to a hearing before a Hearing Panel or, if applicable, an Extended Hearing Panel, and any right of appeal to the Nasdaq Review Council, the Commission, and the courts, or any right otherwise to challenge or contest the validity of the order issued, if the offer of settlement and order of acceptance are accepted;

(B) any right of such Respondent to claim bias or prejudgment of the Chief Hearing Officer, Hearing Officer, a Hearing Panel or, if applicable, an Extended Hearing Panel, a Panelist on a Hearing Panel, or, if applicable, an Extended Hearing Panel, the Chief Regulatory Officer, the Nasdaq Review Council, or any member of the Nasdaq Review Council, in connection with such person's or body's participation in discussions regarding the terms and conditions of the offer of settlement and the order of acceptance, or other consideration of the offer of settlement and order of acceptance, including acceptance, or rejection of such offer of settlement and order of acceptance; and

(C) any right of such Respondent to claim that a person or body violated the ex parte prohibitions of Rule 9143 or the separation of functions prohibitions of Rule 9144, in connection with such person's or body's participation in discussions regarding the terms and conditions of the offer of settlement and the order of acceptance, or other consideration of the offer of settlement and order of settlement, including acceptance or rejection of such offer of settlement and order of acceptance.

(2) If an offer of settlement and an order of acceptance are rejected, the Respondent shall be bound by the waivers made in this paragraph (d) for conduct by persons or bodies occurring during the period beginning from the date the offer of settlement was submitted and ending upon the rejection of the offer of settlement and order of acceptance.

(e) Uncontested Offers of Settlement

If a Respondent makes an offer of settlement and the Department of Enforcement or the Department of Market Regulation does not oppose it, the offer of settlement is uncontested. If an offer of settlement is determined to be uncontested by the Department of Enforcement or the Department of Market Regulation before a hearing on the merits has begun, the Department of Enforcement or the Department of Market Regulation shall transmit the uncontested offer of settlement and a proposed order of acceptance to the Nasdaq Review Council with its recommendation. If an offer of settlement is determined to be uncontested by the Department of Enforcement or the Department of Market Regulation after a hearing on the merits has begun, the Department of Enforcement or the Department of Market Regulation shall transmit the offer of settlement and a proposed order of acceptance to the Hearing Panel or, if applicable, the Extended Hearing Panel for acceptance or rejection. If accepted by the Hearing Panel or, if applicable, Extended Hearing Panel, the offer of settlement and the order of acceptance shall be forwarded to the Nasdaq Review Council to accept or reject.

(1) A proposed order of acceptance shall make findings of fact, including a statement of the rule, regulation, or statutory provision violated, and impose sanctions consistent with the terms of the offer of settlement.

(2) Before an offer of settlement and an order of acceptance shall become effective, they shall be submitted to and accepted by the Nasdaq Review Council. The Review Subcommittee or the Office of Disciplinary Affairs may accept such offer of settlement and order of acceptance or refer them to the Nasdaq Review Council for acceptance or rejection by the Nasdaq Review Council. The Review Subcommittee may reject such offer of settlement and order of acceptance or refer them to the Nasdaq Review Council for acceptance or rejection by the Nasdaq Review Council.

(3) If the offer of settlement and order of acceptance are accepted by the Nasdaq Review Council, the Review Subcommittee, or the Office of Disciplinary Affairs, they shall become final and the Director of the Office of Disciplinary Affairs shall issue the order and notify the Office of Hearing Officers.

(f) Contested Offers of Settlement

If a Respondent makes an offer of settlement and the Department of Enforcement or the Department of Market Regulation opposes it, the offer of settlement is contested. When the Department of Enforcement or the Department of Market Regulation opposes an offer of settlement, the Respondent's written offer and the Department of Enforcement's or the Department of Market Regulation's written opposition shall be submitted to a Hearing Panel or, if applicable, an Extended Hearing Panel. The Hearing Panel or, if applicable, the Extended Hearing Panel, may order the Department of Enforcement or the Department of Market Regulation and the Respondent to attend a settlement conference.

(1) If a contested offer of settlement is approved by the Hearing Panel or, if applicable, Extended Hearing Panel, the Hearing Officer shall draft an order of acceptance of the offer of settlement. The order of acceptance shall make findings of fact, including a statement of the rule, regulation, or statutory provision violated, and impose sanctions consistent with the terms of the offer of settlement. The offer of settlement, any written opposition thereto, and the order of acceptance shall be forwarded to the Nasdaq Review Council to accept or reject.

(2) Before an offer of settlement and order of acceptance shall become effective, they shall be submitted to, and accepted by, the Nasdaq Review Council. The Review Subcommittee may accept or reject such offer of settlement and order of acceptance or refer them to the Nasdaq Review Council for

acceptance or rejection by the Nasdaq Review Council.

(3) If the offer of settlement and order of acceptance are accepted by the Nasdaq Review Council or the Review Subcommittee, the Chief Regulatory Officer shall issue the order and notify the Office of Hearing Officers.

(g) Final Disciplinary Action

The proceeding shall conclude as of the date the order of acceptance is issued. The order of acceptance shall constitute final disciplinary action of Nasdaq. The sanction shall take effect as set forth in the order.

(h) Rejection of Offer of Settlement

If an uncontested offer of settlement or an order of acceptance is rejected by the Hearing Panel or, if applicable, the Extended Hearing Panel, the Review Subcommittee, or the Nasdaq Review Council, the Respondent shall be notified in writing and the offer of settlement and proposed order of acceptance shall be deemed withdrawn. If a contested offer of settlement or an order of acceptance is rejected by the Hearing Panel or, if applicable, the Extended Hearing Panel, the Review Subcommittee, or the Nasdaq Review Council, the Respondent shall be notified in writing and the offer of settlement and proposed order of acceptance shall be deemed withdrawn. The rejected offer and proposed order of acceptance shall not constitute a part of the record in any proceeding against the Respondent making the offer.

(i) Disciplinary Proceeding With Multiple Respondents

When a disciplinary proceeding names multiple Respondents, settlement offers may be accepted or rejected as to any one or all of the Respondents submitting offers. The proceedings shall thereafter be terminated as to those Respondents whose offers of settlement are accepted, but such Respondents may be required to participate in any hearing conducted as to those Respondents that did not submit offers of settlement or whose offers of settlement were rejected.

(j) No Prejudice from Rejected Offer of Settlement

If an offer of settlement is rejected by a Hearing Panel or, if applicable, an Extended Hearing Panel, the Review Subcommittee, or the Nasdaq Review Council, the Respondent shall not be prejudiced by the offer, which may not be introduced into evidence in connection with the determination of the issues involved in the pending complaint or in any other proceeding.

9280. Contemptuous Conduct

(a) Persons Subject to Sanctions

If a Party, attorney for a Party, or other person authorized to represent others by

Rule 9141, engages in conduct in violation of an order of a Hearing Officer, a Hearing Panel or, if applicable, an Extended Hearing Panel, or other contemptuous conduct during a proceeding, a Hearing Officer, Hearing Panel or, if applicable, an Extended Hearing Panel, may:

(1) subject the Party, attorney for a Party, or other person authorized to represent others by Rule 9141, to the sanctions set forth in paragraph (b); and

(2) exclude an attorney for a Party, or other person authorized to represent others by Rule 9141, under Rule 9150.

(b) Sanctions Other Than Exclusion

A Hearing Officer, Hearing Panel or, if applicable, an Extended Hearing Panel, may make such orders as are just in regard to a Party, an attorney for a Party, or other person authorized to represent others by Rule 9141.

(1) Such orders may include:

(A) an order providing that the matters on which the order is made or any other designated facts shall be taken to be established for the purposes of the disciplinary proceeding in accordance with the claim of the Party obtaining the order;

(B) an order providing that the disobedient Party may not support or oppose designated claims or defenses, or may not introduce designated matters in evidence;

(C) an order providing that pleadings or a specified part of the pleading shall be stricken, or an order providing that the proceeding shall be stayed until the Party subject to the order obeys it;

(D) in lieu of any of the foregoing orders or in addition thereto, an order providing that contemptuous conduct includes the failure to obey any order; and

(E) an order as provided in subparagraphs (A), (B), and (C) where a Party has failed to comply with an order to produce a person for examination, unless the Party failing to comply shows that such Party is unable to produce such person for examination.

(2) A Party that without substantial justification fails to disclose information required by the Rule 9240 Series and the Rule 9250 Series or otherwise required by order of the Hearing Officer, Hearing Panel or, if applicable, the Extended Hearing Panel, shall not, unless such failure is harmless, be permitted to use as evidence at a hearing, in a motion or in any other filing of papers, or in oral argument, any witness or information not so disclosed. In addition to, or in lieu of this sanction, the Hearing Officer, Hearing Panel or, if

applicable, the Extended Hearing Panel, on motion and after affording an opportunity to be heard, may impose other appropriate sanctions. These sanctions may include any of the sanctions provided for in subparagraphs (b)(1)(A) through (C).

(c) Nasdaq Review Council Review of Exclusions

If an attorney for a Party, or other person authorized to represent others by Rule 9141, is excluded from a disciplinary hearing or conference, or any portion thereof, such attorney or other person may seek review of the exclusion by filing a motion to vacate with the Nasdaq Review Council. Such motion to vacate shall be filed and served on all Parties within five days after service of the exclusion order. Any response shall be filed with the Nasdaq Review Council and served on all Parties within five days after the service of the motion to vacate. The Nasdaq Review Council or the Review Subcommittee shall consider such motion on an expedited basis and promptly issue a written order. The filing of a motion to vacate shall stay all aspects of the disciplinary proceeding until at least seven days after service of the order of the Nasdaq Review Council or the Review Subcommittee. The review proceedings shall be conducted on the basis of the written record without oral argument.

(d) Adjournment

The hearing, conferences, or other activities relating to the disciplinary proceeding shall be stayed pending the review by the Nasdaq Review Council or the Review Subcommittee of an exclusion order in paragraph (c). In the event that the Nasdaq Review Council or the Review Subcommittee upholds an exclusion of an attorney or other person authorized to represent others by Rule 9141, the Hearing Officer may, upon motion by a Party represented by an attorney or other person subject to an order of exclusion, grant an adjournment to allow the retention of new counsel or selection of a new representative. In determining whether to grant an adjournment or the length of an adjournment, the Hearing Officer shall consider whether there are other counsel or representatives of record on behalf of the Party, the availability of other counsel or other members of an excluded attorney's firm, or the availability of other representatives for the Party, and any other relevant factors.

9290. Expedited Disciplinary Proceedings

For any disciplinary proceeding, the subject matter of which also is subject to a temporary cease and desist proceeding initiated pursuant to Rule 9810 or a temporary cease and desist order, hearings shall be held and decisions shall be rendered at the earliest possible time. An expedited hearing schedule shall be determined at a pre-hearing conference held in accordance with Rule 9241.

9300. REVIEW OF DISCIPLINARY PROCEEDING BY NASDAQ REVIEW COUNCIL AND NASDAQ BOARD; APPLICATION FOR COMMISSION REVIEW

9310. Appeal to or Review by Nasdaq Review Council

9311. Appeal by Any Party; Cross-Appeal

(a) Time to File Notice of Appeal

A Respondent or the Department of Enforcement or the Department of Market Regulation may file a written notice of appeal within 25 days after service of a decision issued pursuant to Rule 9268 or Rule 9269.

(b) Effect

An appeal to the Nasdaq Review Council from a decision issued pursuant to Rule 9268 or Rule 9269 shall operate as a stay of that decision until the Nasdaq Review Council issues a decision pursuant to Rule 9349 or, in cases called for discretionary review by the Nasdaq Board, until a decision is issued pursuant to Rule 9351. Any such appeal, however, will not stay a decision, or that part of a decision, that imposes a permanent cease and desist order.

(c) Notice of Appeal Content and Signature Requirements

A Party appealing pursuant to this Rule shall file a written notice of appeal with the Office of Hearing Officers and serve the notice on the Parties. The notice of appeal shall be signed by the appealing Party, or his or her counsel or representative, and shall contain:

(1) the name of the disciplinary proceeding;

(2) the disciplinary proceeding docket number;

(3) the name of the Party on whose behalf the appeal is made;

(4) a statement on whether oral argument before the Nasdaq Review Council is requested; and

(5) a brief statement of the findings, conclusions, or sanctions as to which exceptions are taken.

(d) Notice of Cross-Appeal

A Party who is served with a notice of appeal may file a written notice of cross-appeal and serve the notice of cross-appeal on the Parties. The notice of cross-appeal shall be filed within five days after service of the notice of appeal. The notice of cross-appeal shall be signed by the Party cross-appealing, or his or her counsel, and shall contain the information set forth in subparagraphs (c)(1), (c)(2), (c)(4), and (c)(5), and the name of the Party on whose behalf the cross-appeal is made.

(e) Waiver of Issues Not Raised

The Nasdaq Review Council may, in its discretion, deem waived any issue not raised in the notice of appeal or cross-appeal. The Nasdaq Review Council, the Review Subcommittee, a Subcommittee, the Chief Regulatory Officer or, if applicable, an Extended Proceeding Committee, shall provide the Parties with notice of, and an opportunity to submit briefs on, any issue that shall be considered by the Nasdaq Review Council if such issue was not previously set forth in the notice of appeal. Parties may submit motions to either the Review Subcommittee or the Nasdaq Review Council challenging requests for briefing made by the Chief Regulatory Officer under this Rule of issues that were not previously set forth in the notice of appeal.

(f) Withdrawal of Notice of Appeal or Cross-Appeal

A Party may withdraw a notice of appeal or a notice of cross-appeal filed by him or her at any time by filing a written notice of withdrawal of appeal or cross-appeal with the Office of Hearing Officers and serving notice thereof on the Parties. The notice of withdrawal of appeal or cross-appeal shall contain: the name of the disciplinary proceeding; the disciplinary proceeding docket number; and the name of the Party on whose behalf the notice of appeal or cross-appeal was filed previously. The notice of withdrawal of appeal or cross-appeal shall be signed by the Party, or his or her counsel or representative. Upon the withdrawal of a notice of appeal, any outstanding cross-appeal shall be treated as an appeal unless it is withdrawn.

9312. Review Proceeding Initiated By Nasdaq Review Council

(a) Call for Review

(1) Rule 9268 Decision

A decision issued pursuant to Rule 9268 may be subject to a call for review by any member of the Nasdaq Review Council or, pursuant to authority delegated from the Nasdaq Review Council, by any member of the Review Subcommittee. A decision issued pursuant to Rule 9268 shall be subject to a call for review within 45 days after the date of service of the decision. If called for review, such decision shall be reviewed by the Nasdaq Review Council.

(2) Rule 9269 Decision

A default decision issued pursuant to Rule 9269 shall be subject to a call for review by the Chief Regulatory Officer, on his or her own motion within 25 days after the date of service of the decision. If called for review, such decision shall be reviewed by the Nasdaq Review Council.

(b) Effect

Institution of review by a member of the Nasdaq Review Council on his or her own motion, a member of the Review Subcommittee on his or her own motion, or the Chief Regulatory Officer, on his or her own motion, shall operate as a stay of a final decision issued pursuant to Rule 9268 or Rule 9269 as to all Parties subject to the notice of review, until the Nasdaq Review Council issues a decision pursuant to Rule 9349, or, in cases called for discretionary review by the Nasdaq Board, until a decision is issued pursuant to Rule 9351. Institution of any such review, however, will not stay a decision, or that part of a decision, that imposes a permanent cease and desist order.

(c) Requirements

(1) If a member of the Nasdaq Review Council, a member of the Review Subcommittee, or, for a disciplinary proceeding decided under Rule 9269, the Chief Regulatory Officer determines to call a case for review, a written notice of review shall be served promptly on each Party to the proceeding and filed with the Office of Hearing Officers. Such notice of review shall contain:

(A) the name of the disciplinary proceeding;

(B) the disciplinary proceeding docket number; and

(C) a brief statement of the findings, conclusions, or sanctions with respect to which the Nasdaq Review Council, the Review Subcommittee, or the Chief Regulatory Officer determined that a call for review was necessary.

(2) The statement contained in the notice of review shall not limit the scope of the Nasdaq Review Council's authority under Rule 9346 to review any issues raised in the record. The Nasdaq Review Council, the Review Subcommittee, a Subcommittee, the Chief Regulatory Officer or, if applicable, an Extended Proceeding Committee, shall provide the Parties with notice of, and an opportunity to submit briefs on, any issue that shall be considered by the Nasdaq Review Council if such issue was not previously set forth in the notice of review. Parties may submit motions to either the Review Subcommittee or the Nasdaq Review Council challenging requests for briefing made by the Chief Regulatory Officer under this Rule of issues that were not previously set forth in the notice of appeal.

(d) Effect of Withdrawal of Notice of Appeal, Cross-Appeal

If the review of a disciplinary proceeding by the Nasdaq Review Council is terminated before the Nasdaq Review Council issues a decision on the merits because all appealing Parties file a notice of withdrawal of appeal and no Party previously filed a notice of cross-appeal, or all Parties who previously filed a notice of cross-appeal file a notice of withdrawal of cross-appeal:

(1) a member of the Nasdaq Review Council or the Review Subcommittee shall have the right to call for review a decision issued pursuant to Rule 9268 in

accordance with Rule 9312(a)(1), except that the 45 day period during which a call for review may be made shall begin on the day Nasdaq receives the last filed notice of withdrawal of appeal or, if applicable, the last filed notice of withdrawal of cross-appeal; and,

(2) the Chief Regulatory Officer shall have the right to call for review a decision issued pursuant to Rule 9269 in accordance with Rule 9312(a)(2), except that the 25 day period during which a call for review may be made shall begin on the day Nasdaq receives the last filed notice of withdrawal of appeal or, if applicable, the last filed notice of withdrawal of cross-appeal.

9313. Counsel to Nasdaq Review Council

(a) Authority

A Counsel to the Nasdaq Review Council shall have authority to take ministerial and administrative actions to further the efficient administration of a proceeding, including the authority to:

(1) direct the Office of Hearing Officers to complete and transmit a record of a disciplinary proceeding to the Nasdaq Review Council in accordance with Rule 9267;

(2) establish or amend a briefing schedule under Rule 9347(b) but not shorten a briefing schedule except with the consent of the Parties;

(3) permit a brief or any other document required to be filed to vary from the requirements of the Rule 9130 Series as provided in Rule 9347(a);

(4) establish the date, time, and location of an oral argument and provide for notice of the hearing under Rule 9341;

(5) for other than a Party and counsel or a person acting in a representative capacity, determine who may attend a hearing;

(6) rule on a motion by a Party to request to lengthen or shorten a period of time prescribed by the Code for the filing of any papers, or request that a hearing be postponed or adjourned under Rule 9322, except that a period may not be shortened and a hearing may not be postponed or adjourned without the consent of the Parties; and

(7) create and maintain the official record of the disciplinary proceeding on appeal or review.

(b) Review

A Party seeking the review of a decision of a Counsel to the Nasdaq Review

Council may make a motion to the Nasdaq Review Council, the Review Subcommittee, a Subcommittee or, if applicable, an Extended Proceeding Committee.

9320. Transmission of Record; Extensions of Time, Postponements, Adjournments

9321. Transmission of Record

Within 21 days after the filing of a notice of appeal or notice of review, or at such later time as the Nasdaq Review Council may designate, the Office of Hearing Officers shall assemble and prepare an index to the record, transmit the record and the index to the Nasdaq Review Council, and serve copies of the index upon all Parties. The Hearing Officer who participated in the disciplinary proceeding, or the Chief Hearing Officer, shall certify that the record transmitted to the Nasdaq Review Council is complete.

9322. Extensions of Time, Postponements, Adjournments

(a) Availability

At any time prior to the issuance of a decision pursuant to Rule 9349, the Nasdaq Review Council, the Review Subcommittee, a Subcommittee or, if applicable, an Extended Proceeding Committee, or Counsel to the Nasdaq Review Council, for good cause shown, may extend or shorten a period prescribed by the Code for the filing of any papers, except that Counsel to the Nasdaq Review Council may shorten a period so prescribed only with the consent of the Parties. The Nasdaq Review Council, the Review Subcommittee, a Subcommittee or, if applicable, an Extended Proceeding Committee, or Counsel to the Nasdaq Review Council, for good cause shown, may postpone or adjourn a hearing consistent with paragraph (b), except that Counsel to the Nasdaq Review Council may postpone or adjourn a hearing only with the consent of the Parties.

(b) Limitations on Postponements, Adjournments, and Changes in Location

Oral argument shall begin at the time and place ordered, unless the Nasdaq Review Council, the Review Subcommittee, a Subcommittee or, if applicable, an Extended Proceeding Committee, or Counsel to the Nasdaq Review Council, for good cause shown, postpones, adjourns, or changes the location of the oral argument, except that Counsel to the Nasdaq Review Council may postpone or adjourn the oral argument only with the consent of the Parties. In considering a motion for the postponement or adjournment of an oral argument, the Nasdaq Review Council, the Review Subcommittee, a Subcommittee or, if applicable, an Extended Proceeding Committee, or Counsel to the Nasdaq Review Council shall consider, in addition to any other relevant factors:

(1) the length of time the disciplinary proceeding has been pending to date, and the timeliness of the request for a postponement, an adjournment, or an extension;

(2) the number of postponements, adjournments, or extensions already granted;

(3) the stage of the proceedings at the time of the request;

(4) the prejudice to the other Parties;

(5) the potential harm to the investing public if an extension of time, an adjournment, or a postponement is granted; and

(6) any other matter that justice may require.

9330. Appointment of Subcommittee or Extended Proceeding Committee; Disqualification and Recusal

9331. Appointment of Subcommittee or Extended Proceeding Committee

(a) Appointment by Nasdaq Review Council

Following the filing of a notice of appeal pursuant to Rule 9311 or a notice of review pursuant to Rule 9312, the Nasdaq Review Council or the Review Subcommittee shall appoint a Subcommittee or an Extended Proceeding Committee to participate, subject to Rule 9345, in a disciplinary proceeding appealed or called for review.

(1) Subcommittee

Except as provided in subparagraph (2), for each disciplinary proceeding appealed or called for review, the Nasdaq Review Council or the Review Subcommittee shall appoint a Subcommittee to participate, subject to Rule 9345, in the appeal or review. A Subcommittee shall be composed of two or more persons who shall be current or former members of the Nasdaq Review Council or former Directors.

(2) Extended Proceeding Committee

Upon consideration of the volume and complexity of the certified record, or other factors the Nasdaq Review Council or the Review Subcommittee deems material, the Nasdaq Review Council or the Review Subcommittee may determine that a disciplinary proceeding appealed or called for review shall be designated an Extended Proceeding and shall appoint an Extended Proceeding Committee to participate, subject to Rule 9345, in the appeal or review. The Extended Proceeding Committee shall be composed of two or more persons who shall be current or former members of the Nasdaq Review Council or former Directors. The Review Subcommittee shall have discretion to compensate any or all Panelists of an Extended Proceeding Committee at the rate then in effect for arbitrators appointed under the Rule 10000 Series.

(b) **Function**

If a hearing is held, the Subcommittee or, if applicable, the Extended Proceeding Committee, shall hear oral arguments and consider, if allowed under Rule 9346(b), any new evidence. Based on the hearing and the record on appeal or review, the Subcommittee or, if applicable, the Extended Hearing Committee, shall make a recommendation to the Nasdaq Review Council regarding the disposition of all matters on appeal, cross-appeal, or review. The recommendation shall be in the form of a written recommended decision.

9332. Disqualification and Recusal

(a) **Recusal, Withdrawal of Member or Panelist**

If at any time a member of the Nasdaq Review Council, including a member of the Review Subcommittee, a Panelist of a Subcommittee or an Extended Proceeding Committee, or a Counsel to the Nasdaq Review Council determines that the member, the Panelist, or the Counsel to the Nasdaq Review Council has a conflict of interest or bias or circumstances otherwise exist where the fairness of the member, the Panelist, or the Counsel to the Nasdaq Review Council might reasonably be questioned, the member, the Panelist, or the Counsel to Nasdaq Review Council shall notify the Chair of the Nasdaq Review Council, and the Chair of the Nasdaq Review Council shall issue and serve on the Parties a notice stating that the member, the Panelist, or the Counsel to the Nasdaq Review Council has withdrawn from the matter. In the event that a Panelist withdraws, is incapacitated, or is otherwise unable to continue service after a hearing has been convened, the Chair of the Nasdaq Review Council shall appoint a replacement Panelist. In the event that a member of the Review Subcommittee withdraws, is incapacitated, or is otherwise unable to continue service after assignment, the Chair of the Nasdaq Review Council shall appoint another member of the Nasdaq Review Council to serve on the Review Subcommittee for the limited purpose of considering the issues raised in the disciplinary proceeding in which the withdrawal action was taken. The replacement member of the Review Subcommittee must have the same classification (Industry or Non-Industry) as the member who withdrew. In the event that a Counsel to the Nasdaq Review Council withdraws, is incapacitated, or is otherwise unable to continue service after assignment, the Chief Regulatory Officer shall assign a replacement Counsel to the Nasdaq Review Council.

(b) **Motion for Disqualification**

A Party may move for the disqualification of a member of the Nasdaq Review Council, the Review Subcommittee, a Panelist of a Subcommittee or an Extended Proceeding Committee, or a Counsel to the Nasdaq Review Council. All such motions shall be based upon a reasonable, good faith belief that a conflict of interest or bias exists or circumstances otherwise exist where the fairness of the member, the Panelist, or the Counsel to the Nasdaq Review Council might reasonably be questioned, and shall be accompanied by an affidavit setting forth in detail the facts alleged to constitute grounds for disqualification, and the dates on which the Party learned of those facts. Such motions shall be filed not later than 15 days after the later of:

(1) when the Party learned of the facts believed to constitute the disqualification; or

(2) when the Party was notified of the composition of the Subcommittee or, if applicable, the Extended Proceeding Committee or the assignment to the disciplinary proceeding of the Counsel to the Nasdaq Review Council.

(c) Disposition of Disqualification Motions: Challenges to Single Member of Nasdaq Review Council or Review Subcommittee, Single Panelist of Subcommittee or Extended Hearing Committee, or Counsel to the Nasdaq Review Council

Motions for disqualification of a member of the Nasdaq Review Council, including a member of the Review Subcommittee, a Panelist of a Subcommittee or an Extended Proceeding Committee, or a Counsel to the Nasdaq Review Council shall be decided by the Chair of the Nasdaq Review Council, who shall promptly determine whether disqualification is required and issue a written ruling on the motion. If a member of the Review Subcommittee is disqualified, the Chair of the Nasdaq Review Council shall appoint another member of the Nasdaq Review Council to serve on the Review Subcommittee for the limited purpose of considering the issues raised in the disciplinary proceeding in which the motion was made. The replacement member of the Review Subcommittee must have the same classification (Member, Industry or Non-Industry) as the member being replaced. If a Panelist is disqualified, the Chair of the Nasdaq Review Council shall appoint a replacement Panelist. If a Counsel is disqualified, the Chief Regulatory Officer shall assign a replacement Counsel to the Nasdaq Review Council.

(d) Disposition of Disqualification Motions: Challenges to Multiple Members or Panelists

(1) Nasdaq Review Council

If a Party files a motion to disqualify more than one member of the Nasdaq Review Council, the Chair of the Nasdaq Review Council shall promptly determine whether disqualification is required, and shall issue a written ruling on the matter. In the event of such disqualification, the remaining members of the Nasdaq Review Council shall consider the review or appeal of the disciplinary matter.

(2) Review Subcommittee

If a Party files a motion to disqualify more than one member of the Review Subcommittee, the Chair of the Nasdaq Review Council shall promptly determine whether disqualification is required, and shall issue a written ruling on the matter. If members of the Review Subcommittee are disqualified, the Chair of the Nasdaq Review Council shall appoint other members of the Nasdaq Review Council to serve on the Review Subcommittee for the limited purpose of considering the issues raised in the disciplinary proceeding in which the motion was made. The replacement members of the Review Subcommittee must have the same classification (Member, Industry or Non-Industry) as the members being replaced.

(3) Subcommittee; Extended Proceeding Committee

If a Party files a motion to disqualify more than one Panelist of a Subcommittee or an Extended Proceeding Committee, the Chair of the Nasdaq Review Council shall promptly determine whether disqualification is required, and shall issue a written ruling on the motion. If multiple Panelists are disqualified, the Chair of the Nasdaq Review Council shall appoint replacement Panelists.

9340. Proceedings

9341. Oral Argument

(a) Request for Oral Argument

A Party may request oral argument before the Subcommittee or, if applicable, the Extended Proceeding Committee. Oral argument shall be requested in writing either in the Party's notice of appeal or cross-appeal or within 15 days after service of the Nasdaq Review Council's notice of review. Subject to the limitations of Rules 9342 and 9344, oral argument shall be granted if timely requested. The right to oral argument set forth in this Rule is unaffected by a Party's waiver of, or failure to request, a hearing pursuant to the Rule 9200 Series.

(b) Discretion to Proceed With or Without Oral Argument

In the absence of a request for oral argument, the Subcommittee or, if applicable, the Extended Proceeding Committee, in its discretion, may order that a matter be set down for oral argument or may consider the matter on the basis of the record.

(c) Notice Regarding Oral Argument

If oral argument is held, a notice stating the date, time, and location of the oral argument shall be served on the Parties at least 21 days before the hearing. The Parties may agree in writing to waive the notice period or, in extraordinary circumstances, the Subcommittee or, if applicable, the Extended Proceeding Committee, or Counsel to the Nasdaq Review Council may provide for a shorter notice period, except that Counsel to the Nasdaq Review Council may provide for a shorter notice period only with the consent of the Parties.

(d) Attendance Required

The Parties shall make oral arguments before the Subcommittee or, if applicable, the Extended Proceeding Committee. Unless otherwise agreed to by all of the Parties, all

Panelists comprising the Subcommittee or, if applicable, the Extended Proceeding Committee shall be present for the oral argument.

(e) Time Limits

Unless the Subcommittee or, if applicable, the Extended Proceeding Committee, orders otherwise for good cause shown, each Party's oral argument before the Subcommittee or, if applicable, the Extended Proceeding Committee, shall be limited to a total of 30 minutes.

(f) Recordation; Transcript Correction

(1) Oral arguments shall be recorded by a court reporter and a transcript shall be prepared.

(2) A transcript of a hearing shall be available to a Party for purchase from the court reporter at prescribed rates. A witness may purchase a transcript of his or her own testimony from the court reporter.

(3) Prior to the filing of post-hearing briefs or within such earlier time as reasonably ordered by the Subcommittee or, if applicable, the Extended Proceeding Committee, a Party or witness may seek to correct his or her transcript. A proposed correction of the transcript shall be submitted by affidavit to the Subcommittee or, if applicable, the Extended Proceeding Committee. Upon notice to all Parties to the disciplinary proceeding, the Subcommittee or, if applicable, the Extended Proceeding Committee may order the correction to the transcript as requested or sua sponte.

9342. Failure to Appear at Oral Argument

A Party who requests oral argument but fails to appear after being duly notified shall be deemed to have waived any opportunity for oral argument provided under the Rule 9300 Series. The Subcommittee or, if applicable, the Extended Proceeding Committee, shall permit argument to go forward as to those Parties who appear. The Subcommittee or, if applicable, the Extended Proceeding Committee, in the exercise of its discretion, may consider the matter on the basis of the record without oral argument as to those Parties who failed to appear.

9343. Disposition Without Oral Argument

If an oral argument is not held, the matter shall be considered by a Subcommittee or, if applicable, an Extended Proceeding Committee, on the basis of the record, as defined in Rule 9267, and supplemented by any written materials submitted to or issued by the Subcommittee or, if applicable, the Extended Proceeding Committee, or the Nasdaq Review Council in connection with the appeal, cross-appeal, or call for review.

9344. Failure to Participate Below; Abandonment of Appeal

(a) Failure to Participate Below

When an appealing Party did not participate in the disciplinary proceeding before a Hearing Officer, a Hearing Panel or, if applicable, an Extended Hearing Panel, but shows good cause for the failure to participate, the Nasdaq Review Council or the Review Subcommittee may dismiss the appeal and remand the matter for further proceedings, or may order that the appeal proceed. If the appealing Party did not participate in the disciplinary proceeding before a Hearing Officer, a Hearing Panel or, if applicable, an Extended Hearing Panel, and fails to show good cause for the failure to participate, the matter shall be considered by the Subcommittee or, if applicable, the Extended Proceeding Committee, and the Nasdaq Review Council on the basis of the record and other documents, as provided in Rules 9346 and 9347. Alternatively, the Nasdaq Review Council or Review Subcommittee may remand the disciplinary proceeding with instructions. For purposes of this paragraph, failure to participate shall include failure to file an answer or otherwise respond to a complaint, or failure to appear at a scheduled hearing, but shall not include failure to request a hearing pursuant to Rule 9221.

(b) Abandonment of Appeal

If an appealing Party fails to advise the Nasdaq Review Council or the Review Subcommittee of the basis for seeking review or otherwise fails to provide information or submit a written brief in response to a request pursuant to Rules 9346 and 9347, the Nasdaq Review Council or the Review Subcommittee may dismiss the appeal as abandoned, and the decision of the Hearing Officer, the Hearing Panel or, if applicable, the Extended Hearing Panel, shall become the final disciplinary action of Nasdaq. If a cross-appealing Party fails to advise the Nasdaq Review Council or the Review Subcommittee of the basis for seeking review or otherwise fails to provide information or submit a written brief in response to a request pursuant to Rules 9346 and 9347, the Nasdaq Review Council or the Review Subcommittee may dismiss the cross-appeal as abandoned. Upon a showing of good cause, the Nasdaq Review Council may withdraw any dismissal entered pursuant to this Rule.

9345. Subcommittee or Extended Proceeding Committee Recommended Decision to Nasdaq Review Council

A Subcommittee or, if applicable, an Extended Proceeding Committee, shall present a recommended decision in writing to the Nasdaq Review Council before the meeting of the Nasdaq Review Council at which the disciplinary proceeding shall be considered.

9346. Evidence in Nasdaq Review Council Proceedings

(a) Scope of Review

Therefore, such contracts should be marked to the market pursuant to the provisions of Rule 11740 of the Code.

(d) Contracts on Margin

All "when, as and if issued" or "when, as and if distributed" contracts shall be in compliance with Sections 220.4 and 220.5 of Regulation T of the Board of Governors of the Federal Reserve System.

(e) Request for Deposits

A member may require a customer to deposit cash or collateral to secure a "when, as and if issued" or "when, as and if distributed" contract even though Section 220.8(b)(1) of Regulation T of the Board of Governors of the Federal Reserve System may not require such deposit.

(f) Segregation of Funds

(1) Deposits against "when, as and if issued" or "when, as and if distributed" transactions should be segregated on the books of the firm in order to present a true picture of the firm's position and its commitment in transactions of this kind. It may be appropriate to segregate such deposits from the firm's general cash balances by depositing them in a bank other than those containing the general deposits, loans or other obligations of the firm. Whether or not such physical segregation is made, no member should permit any part of deposits against "when, as and if issued" or "when, as and if distributed" contracts to be used for any purpose whatsoever other than to secure such contracts.

(2) As a minimum, every member doing business in "when, as and if issued " or "when, as and if distributed" securities shall ensure that the sum of the cash balances and any deposits with banks, clearing houses, or other brokers against "when, as and if issued" or "when, as and if distributed" contracts always exceeds the aggregates of all free credits and deposits against "when, as and if issued" or "when, as and if distributed" contracts by an amount fully ample to conduct his business without employing any part of such deposits.

(g) Settlement of Contracts

(1) A date for the settlement of "when, as and if issued" and "when, as and if distributed" contracts shall be determined by Nasdaq Regulation when a sufficient percentage of the issue is outstanding.

(2) In connection with a transaction in a security "when, as and if issued," delivery shall be made at the office of the purchaser on the date declared by Nasdaq Regulation; except that if no delivery date shall be declared by Nasdaq Regulation:

(A) delivery may be made by the seller on the business day following the day upon which the seller has delivered at the office of the purchaser written notice of intention to deliver, and

(B) open market "when, as and if issued" contracts in securities currently being publicly offered through a syndicate or selling group shall be settled on the date such syndicate or selling group contracts are settled; provided, however, delivery of securities in accordance with this paragraph shall be made during the normal delivery hours in the community where the buyer is located.

(3) In connection with a transaction in a security "when, as and if distributed," delivery shall be made at the office of the purchaser on the date declared by Nasdaq Regulation; except that if no delivery date shall be declared by Nasdaq Regulation, delivery may be made by the seller on the business day following the day upon which the seller has delivered at the office of the purchaser written notice of intention to deliver.

(h) Cancellation of Contracts

(1) Pursuant to Rule 11110, Nasdaq Regulation may cancel or terminate "when, as and if issued" and "when, as and if distributed" contracts as necessary to resolve conflicts over the settlement of such contracts.

(2) Contracts will be canceled if the securities are not to be issued or distributed.

(3) Contracts will generally be canceled if the securities which are to be issued or distributed are not substantially the same as those contemplated in the contract. Material changes which will generally result in cancellation include, but are not limited to, changes to the redemption schedule, dividend payments, interest rates, maturity, yield, and exercise price.

(4) Notwithstanding paragraph (h)(3), contracts will not generally be canceled as a result of changes that do not constitute material changes to the terms of the security called for under the contract. Changes which will not generally result in cancellation include, but are not limited to:

(A) changes in the dollar value of securities to be issued or distributed;

(B) restructuring of financing arrangements previously announced by the issuer of the securities; or

(C) settlement of any legal action or the occurrence of any other event which has or will have a material effect on the financial condition of the issuer of the securities.

IM-11130. Standard Forms of "When, As and If Issued" or "When, As and If Distributed" Contract

(a) For use by dealers and brokers in confirming transactions with other dealers and brokers

"When, as and if Issued" or "When, as and if Distributed" Contract

....

(Firm Name)

Date...

Sold to – Quantity.etc. Table Here

If this contract was made on a national securities exchange other than Nasdaq, the contract shall be subject to and governed by the requirements of such other exchange, its constitution, rules, practices and interpretations thereof, relating to contracts between members of such exchange, as the same may be amended or modified from time to time.

If this contract was made elsewhere than on a national securities exchange, it shall be subject to and governed by the requirements of the NASD, its By-Laws, Rules, Uniform Practice Code and interpretations thereof as the same may be amended or modified from time to time.

This contract shall be settled and payment therefor made at such time and place, in such manner, and by the delivery of such securities and/or other property as the exchange or association to whose requirements this contract is subject in its sole discretion may determine, or shall be canceled and thereafter shall be null and void if such exchange or association determines in its sole discretion that the securities which are to be issued or distributed are not substantially the same as those contemplated in the contract. During the pendency of this contract either party shall have the right to call for a mark to the market, and upon failure of the other party to comply therewith the party not in default may close this contract in accordance with the requirements of the exchange or association to whose requirements this contract is subject.

(b) For use by a dealer (principal) and his customer covering transactions on a principal basis

....

Date

"When, as and if Issued" or "When, as and if Distributed" Contract

TO...

I/we have sold to you/purchased from you...shares/par value..
at...................................... These securities shall be payable and deliverable "when, as and if issued" or "when, as and if distributed," or this contract shall be cancelable in accordance with the requirements of the Nasdaq Rules, Uniform Practice Code and interpretations thereof.

I/we shall have the right to demand deposits according to such requirements. On your failure to comply therewith, we may close the contract in accordance with such requirements.

....

(Firm Signature)

Accepted:

....

(Signature of Customer)

11140. Transactions in Securities "Ex-Dividend," "Ex-Rights" or "Ex-Warrants"

(a) Designation of Ex-Date

All transactions in securities, except "cash" transactions, shall be "ex-dividend," "ex- rights" or "ex-warrants": (1) on the day specifically designated by Nasdaq Regulation after definitive information concerning the declaration and payment of a dividend or the issuance of rights or warrants has been received at the office of Nasdaq Regulation; or (2) on the day specified as such by the appropriate national securities exchange which has received definitive information in accordance with the provisions of SEC Rule 10b-17 concerning the declaration and payment of a dividend or the issuance of rights or warrants.

(b) Normal Ex-Dividend, Ex-Warrants Dates

(1) In respect to cash dividends or distributions, or stock dividends, and the issuance or distribution of warrants, which are less than 25% of the value of the subject security, if the definitive information is received sufficiently in advance of the record date, the date designated as the "ex-dividend date" shall be the second business day preceding the record date if the record date falls on a business day, or the third business day preceding the record date if the record date falls on a day designated by Nasdaq Regulation as a non-delivery date.

(2) In respect to cash dividends or distributions, stock dividends and/or splits, and the distribution of warrants, which are 25% or greater of the value of the subject security, the ex-dividend date shall be the first business day following the payable date.

(3) In respect to stock dividends and/or splits relating to American Depository Receipts (ADRs) and foreign securities, the ex-dividend or ex-warrants date shall be designated by Nasdaq Regulation.

(c) Late Information Re: Ex-Dividend, Ex-Warrants Dates

If definitive information is not received sufficiently in advance of the record date to permit designation of an ex-dividend or ex-warrants date in accordance with paragraph (b)(1) hereof, the date designated shall be the first business day which, in the opinion of Nasdaq Regulation, shall be practical having regard to the circumstances pertaining.

(d) Normal Ex-Rights Dates

In respect to transferable rights subscription offerings, if definitive information is received sufficiently in advance of the effective date of the registration statement, the date designated as the ex-rights date shall be the first business day after the effective date of the registration statement.

(e) Late Information Re: Ex-Rights

If definitive information is not received sufficiently in advance of the effective date of the registration statement to permit designation of an ex-rights date in accordance with the paragraph (d) hereof, the date designated shall be the first business day which in the opinion of Nasdaq Regulation shall be practical having regard to the circumstances pertaining.

11150. Transactions "Ex-Interest" in Bonds Which Are Dealt in "Flat"

(a) Normal Ex-Interest Dates

All transactions, except "cash" transactions, in bonds or similar evidences of indebtedness which are traded "flat" shall be "ex-interest" as prescribed by the following provisions:

(1) On the second business day preceding the record date if the record date falls on a business day.

(2) On the third business day preceding the record date if the record date falls on a day other than a business day.

(3) On the third business day preceding the date on which an interest payment is to be made if no record date has been fixed.

(b) Late Information Re: Ex-Interest Dates

If notice of payment of interest is not made public sufficiently in advance of the record date or the payment date, as the case may be, to permit the security to be dealt in "ex-interest" in accordance with paragraph (a) hereof such security shall be dealt in "ex-interest" on the first business day which, in the opinion of Nasdaq Regulation, shall be practical having regard to the circumstances pertaining.

11160. "Ex" Liquidating Payments

All transactions except "cash" transactions in stocks, bonds or similar evidences of indebtedness shall be "ex" liquidating payments or payments on account of principal in accordance with the formula set forth in Rules 11140 and 11150.

11170. Transactions in "Part-Redeemed" Bonds

In transactions in bonds which have been redeemed or paid in part, such bonds shall be designated as "part-redeemed" bonds. The settlement price of contracts in "part-redeemed" bonds shall be determined by multiplying the contract price by the original principal amount thereof and contracts shall be made on the same basis.

11180. Reserved

11190. Reconfirmation and Pricing Service Participants

(a) Each member or its agent that is a participant in a registered clearing agency, for purposes of clearing transactions executed on Nasdaq, shall participate in fail reconfirmation and pricing services when offered.

(b) (1) A contract submitted to a reconfirmation and repricing service ("service") which has been DK'd ("Don't Know") by the contra-party or is otherwise deemed a DK under the rules of the service may be closed-out by the party who submitted the contract to the service without notice during normal trading hours promptly after the completion of the reconfirmation and pricing cycle of the service for the account and liability of the non-confirming member.

(2) Notice of any execution pursuant to this paragraph (b), shall be made as promptly as possible on the day of execution, as provided in Rules 11810(g) and 11820(b).

11200. COMPARISONS OR CONFIRMATIONS AND "DON'T KNOW NOTICES"

11210. Sent by Each Party

(a) Comparisons or Confirmations

(1) Each party to a transaction, other than a cash transaction, shall send a Uniform Comparison or Confirmation of same on or before the first business day following the date of the transaction.

(2) Comparisons or confirmations of cash transactions shall be exchanged on the day of the trade.

(3) Comparisons or confirmations shall be compared upon receipt to ascertain whether any discrepancies exist. If discrepancies do exist, a corrected Uniform Comparison or Confirmation shall be sent by the party in error.

(4) This Rule shall not be applicable to transactions which clear through the National Securities Clearing Corporation or other clearing organizations registered under the Act.

(b) Uniform Comparison or Confirmation

A properly executed Uniform Comparison or Confirmation must be used for each transaction.[1]

(c) "DK" Procedures Using "Don't Know Notices" (NASD Form No. 101)

When a party to a transaction sends a comparison or confirmation of a trade, but does not receive a comparison or confirmation or a signed DK, from the contra-member by the close of four business days following the trade date of the transaction, the following procedure may be utilized.

(1) The confirming member shall send by certified mail, return receipt requested, or messenger, a "Don't Know Notice" on the form prescribed by NASD Rule 11210 to the contra-member in accordance with the directions contained thereon. If the notice is sent by certified mail the returned, signed receipt therefor must be retained by the confirming member and attached to the fourth copy of the "Don't Know Notice." If delivered by messenger, the fourth copy must immediately be dated and manually receipted by, and imprinted with the firm stamp of, the contra-member pursuant to the provisions of paragraph (c)(4) of this Rule, returned to the messenger and thereafter be retained by the confirming member.

(2) (A) After receipt of the "Don't Know Notice" as specified in paragraph (c)(1) of this Rule, the contra-member shall have four business days after the notice is received to either confirm or DK the transaction in accordance with the provisions of subparagraphs (B) or (C) below.

(B) If the contra-member desires to respond by mail, the second copy of the "Don't Know Notice" previously received shall be executed in accordance with the provisions of paragraph (c)(4) of this Rule and sent to the confirming broker by certified mail, return receipt requested. The notice so returned shall indicate clearly whether the contra-member

[1] Specifications for use of the Uniform Comparison are contained in the Final Report of the Banking and Securities Industry Committee entitled "Four Uniform Forms," dated December 22, 1971.

desires to confirm or DK the transaction. The returned, signed receipt must thereafter be retained by the contra-member.

(C) If the contra-member desires to respond by messenger, it shall return to the confirming member the second and third copies of the notice which shall indicate clearly whether the contra-member desires to confirm or DK the transaction. The third copy shall be dated and manually receipted by the confirming broker pursuant to the provisions of paragraph (c)(4) of this Rule and immediately be returned to the messenger and thereafter be retained by the contra-member.

(3) If the confirming member does not receive a response from the contra-member by the close of four business days after receipt by the confirming member of the fourth copy of the "Don't Know Notice" if delivered by messenger, or the post office receipt if delivered by mail, as specified in paragraph (c)(1) of this Rule, such shall constitute a DK and the confirming member shall have no further liability for the trade.

(4) All "Don't Know Notices" sent by any party pursuant to the provisions of this paragraph (c) must be manually signed by a person authorized to pursue further discussions in respect to the transaction on behalf of the signing member. In addition to the manual signature receipt on the third and fourth copies, as required by paragraphs (c)(1) and (c)(2)(C) hereof, if delivered by hand, the firm stamp of the contra-member must be imprinted thereon to signify receipt.

(5) The "Don't Know Notice" form to be used for purposes of complying with this section, may be ordered through any office of NASD. If the official form is not used, the form which is used must conform in every respect to the official form.

(d) "DK" Procedure Using Other Forms of Notice

When a party to a transaction sends comparison or confirmation of a trade, but does not receive a comparison or confirmation or a signed DK, from the contra-member by the close of four business days following the date of the transaction, the following procedure may be utilized in place of that provided in the preceding paragraph (c).

(1) The confirming member shall provide notice to the contra-member identifying the trade in question by providing the information described in Rule 11220. The notice shall, in addition, contain a request for the contra-member to confirm or "DK" the trade and the name of the individual issuing the notice.

(2) The confirming member shall record and retain verification of delivery to the contra-member of each notice issued in accordance with paragraph (d)(1) of this Rule.

(3) The contra-member, on receipt of the notice from the confirming member, shall research the trade in question.

(4) The contra-member shall then send notice to the confirming member to either confirm or "DK" the trade and shall include the name of the individual issuing the notice.

(5) If the confirming member does not receive a response in the form of a notice from the contra-member by the close of four business days after receipt of the confirming member's notice, such shall constitute a DK and the confirming member shall have no further liability.

(6) Both the confirming member and the contra-member shall record and retain verification of the delivery and receipt of each notice issued pursuant to paragraph (d)(4) of this Rule.

(7) If the trade in question is confirmed by the contra-member pursuant to paragraph (d)(4) of this Rule, settlement shall be completed in the normal manner.

(8) Notices under this paragraph (d) may be delivered through any communications medium which provides verification of delivery and receipt as required under paragraphs (d)(2) and (d)(6).

IM-11210. Uniform Comparison Form

NO. COMPARISON			Firm Name			TELEPHONE	
			CODES				
ORIGINATOR NO.		TRANS. NO	TR	CAP	SETT	TRADE DATE	SETTLEMENT DATE
IDENTIFICATION NO.		CONTRA PARTY		C.H. NUMBER		SPECIAL DELIVERY INSTRUCTIONS	
WE		QUANTITY		CUSIP NUMBER		SECURITY DESCRIPTION	NET AMOUNT
PRICE							
RESERVED FOR USER'S MONEY DETAIL							

11220. Description of Securities

Confirmations or comparisons shall include, in addition to an adequate description of the security (which shall include payment options on a unit investment trust series), the price at which the transaction was made and any other information deemed necessary to insure that the buyer and seller agree as to details of the transaction. Such "other information" should include, if applicable, but need not be limited to, such phrases as "ex-warrants," "ex-stock," "registered," "flat," "part-redeemed," "Canadian funds," "with proxy," etc.

11300. DELIVERY OF SECURITIES

11310. Book-Entry Settlement

(a) A member shall use the facilities of a securities depository for the book-entry settlement of all transactions in depository eligible securities with another member or a member of a national securities exchange or a registered securities association.

(b) A member shall not effect a delivery-versus-payment or receipt-versus payment transaction in a depository eligible security with a customer unless the transaction is settled by book-entry using the facilities of a securities depository.

(c) For purposes of this Rule, the term "securities depository" shall mean a securities depository registered as a clearing agency under Section 17A of the Act.

(d) (1) The term "depository eligible securities" shall mean securities that (A) are part of an issue of securities that is eligible for deposit at a securities depository and (B) with respect to a particular transaction, are eligible for book-entry transfer at the depository at the time of settlement of the transaction.

(2) A determination under Rule 4310(c)(23) or under the corresponding rule of a national securities exchange that a security depository has included a CUSIP number identifying a security in its file of eligible issues does not render the security "depository eligible" under this Rule until:

(A) in the case of any new issue distributed by an underwriting syndicate on or after the date a securities depository system for monitoring repurchases of distributed shares by the underwriting syndicate is available, the date of the commencement of trading in such security on Nasdaq; or

(B) in the case of any new issue distributed by an underwriting syndicate prior to the date a securities depository system for monitoring repurchases of distributed shares by the underwriting syndicate is available where the managing underwriter elects not to deposit the securities on the date of the commencement of trading in such security on Nasdaq, such later date designated by the managing underwriter in a notification submitted to the securities depository; but in no event more than three (3) months after the commencement of trading in such security on Nasdaq.

(e) This Rule shall not apply to transactions settled outside of the United States.

(f) The requirements of this Rule shall supersede any inconsistent requirements under other Rules in the Code.

(g) This Rule shall not apply to any transactions where the securities to be delivered in settlement of the transaction are not on deposit at a securities depository and:

(1) if the transaction is for same-day settlement, the deliverer is unable to deposit the securities in a securities depository prior to the cut-off time established by the depository for same-day crediting of deposited securities, or

(2) the deliverer is unable to deposit the securities in a depository prior to the cut-off date established by the depository for that issue of securities.

11320. Dates of Delivery

(a) For "Cash"

In connection with a transaction for "cash," delivery shall be made at the office of the purchaser on the day of the transaction.

(b) "Regular Way"

In connection with a transaction "regular way," delivery shall be made at the office of the purchaser on, but not before, the third business day following the date of the transaction.

(c) "Seller's Option"

In connection with a transaction "seller's option," delivery shall be made at the office of the purchaser on the date on which the option expires; except that delivery may be made by the seller on any business day after the third business day following the date of transaction and prior to the expiration of the option, provided the seller delivers at the office of purchaser, on a business day preceding the day of delivery, written notice of intention to deliver.

(d) "Buyer's Option"

In connection with a transaction "buyer's option," delivery shall be made at the office of the purchaser on the date on which the option expires.

(e) Contracts Due on Holidays or Saturdays

Contracts due on a day other than a business day shall mature on the next business day.

(f) "Delayed-Delivery"

In connection with a transaction made for "delayed-delivery," delivery shall be at the office of the purchaser on the date agreed upon at the time for the transaction.

(g) Prior to Delivery Date

If in contracts executed pursuant to paragraphs (b), (d) and (h) of this Rule, the seller tenders delivery before the stated time, acceptance shall be at the election of the purchaser, and rejection of such delivery by the purchaser shall be without prejudice to his rights.

(h) Time and Place of Delivery

Delivery shall be made at the office of the purchaser between the hours established by rule or practice in the community where such office is located. If the purchaser maintains more than one office, delivery shall be made at the office with which the transaction was effected, unless delivery instructions are provided at the time of the transaction.

11330. Payment

The party making delivery shall have the right to require the purchase money to be paid upon delivery by certified check, cashier's check, bank draft or cash.

11340. Stamp Taxes

(a) Members shall, as required by the rules and regulations of jurisdictions imposing taxes on sales, purchases or other transfers of securities, furnish tax stamps or pay the tax through securities clearing organizations.

(b) In the event that taxes are due pursuant to state stock transfer taxes, the seller shall furnish to the buyer at the time of delivery a sale memorandum ticket to which shall be affixed and canceled sufficient state transfer stamps as are required by the state in which the sale occurs, or the tax may be paid by the seller through securities clearing organizations.

(c) Additional stamps. If any stamps in addition to those required by paragraph (a) hereof are desired by the buyer, the furnishing of such additional stamps by the seller may be made a part of the transaction.

(d) Seller's failure to furnish stamps. If the buyer has requested the additional state stamps provided by paragraph (c) and at the time of delivery of the security the seller does not furnish or has not made adequate provision for such stamps, the buyer may furnish and cancel such additional state transfer stamps and deduct the cost thereof from the purchase price.

11350. Part Delivery

The purchaser shall be required to accept a part delivery on any contract due provided the portion remaining undelivered is not an amount which includes an odd-lot which was not a part of the original transaction.

11360. Units of Delivery

IM-11360. Uniform Delivery Ticket Form

<table>
<tr><td colspan="3">NO.
DELIVERY TICKET</td><td colspan="3">Firm Name</td><td colspan="2">TELEPHONE</td></tr>
<tr><td colspan="8">THE ATTACHED SECURITIES ARE DELIVERED AGAINST PAYMENT</td></tr>
<tr><td colspan="3"></td><td colspan="2">CODES</td><td colspan="3"></td></tr>
<tr><td>ORIGINATOR NO.</td><td rowspan="2"></td><td>TRANS. NO</td><td rowspan="2"></td><td>SETT</td><td>TRADE DATE</td><td>SETTLEMENT DATE</td><td>DELIVERY DATE</td></tr>
<tr><td>560</td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td colspan="2">IDENTIFICATION NO.</td><td colspan="2">ACCOUNT NAME</td><td colspan="2">C.H. NUMBER</td><td colspan="2">SPECIAL DELIVERY INSTRUCTIONS</td></tr>
<tr><td colspan="2"></td><td colspan="2"></td><td colspan="2"></td><td colspan="2"></td></tr>
<tr><td colspan="2">QUANTITY</td><td colspan="2">CUSIP NUMBER</td><td colspan="2">SECURITY DESCRIPTION</td><td colspan="2">NET AMOUNT</td></tr>
<tr><td colspan="2"></td><td colspan="2"></td><td colspan="2"></td><td colspan="2"></td></tr>
</table>

11361. Units of Delivery - Stocks

(a) Stock certificates delivered in settlement of contracts:

(1) in which the transaction is for 100 shares may be in one certificate for the exact number of shares or certificates totaling 100 shares.

(2) in which the transaction is greater than 100 shares and a multiple of 100 shall be in the exact amount of the contract, or in multiples of 100 shares, or in amounts from which units of 100 shares can be made, or a combination thereof equaling the amount of the contract.

(3) in which the transaction is for more than 100 shares but not in a multiple of 100 shall be in multiples of 100 shares, or in amounts from which units of 100 shares can be made, or a combination thereof, plus either the exact amount for the odd lot or smaller amounts equaling the odd lot.

(4) in which the transaction is for less than 100 shares shall be in the exact amount of the contract or for smaller units aggregating the amount of the contract.

(b) Uniform Delivery Ticket

A properly executed Uniform Delivery Ticket must accompany the delivery of securities.[2]

11362. Units of Delivery - Bonds

(a) Coupon Bonds

Each delivery of bonds or similar evidences of indebtedness in coupon bearer form shall be made in denominations of $1,000 or in denominations of $100 or multiples thereof aggregating $1,000.

(b) Registered Bonds

Each delivery of bonds or similar evidences of indebtedness in fully registered bond issues shall be made in denominations of $1,000 or multiples thereof or in amounts of $100 or multiples aggregating $1,000 but in no event in denominations larger than $100,000.

(c) Bonds Issued in Both Coupon and Registered Form

Unless other wise specified at the time of execution, contracts in bonds that are issuable in either coupon or registered form, shall be settled by delivery of bonds in either form pursuant to the denominations in paragraphs (a) and (b) above, notwithstanding that there may be a charge for interchanging one form with the other.

(d) Units of Delivery by Agreement

When a contract relating to paragraphs (a), (b) and (c) above is for a principal amount which is not a multiple of $100, the parties shall agree, at the time of entering into the contract, as to the proper units of delivery.

11363. Units of Delivery - Unit Investment Trust Securities

The minimum unit of delivery for Unit Investment Trust Securities shall be a single unit of the trust.

11364. Units of Delivery - Certificates of Deposit for Bonds

---

[2] Specifications for use of the Uniform Delivery Ticket are contained in the Final Report of the Banking and Securities Industry Committee entitled "Four Uniform Forms" dated December 22, 1971.

The units of delivery for certificates of deposit for bonds, shall be the same as prescribed for bonds in Rule 11362.

IM-11364. Trading Securities As "Units" or Bonds "With Stock"

Where securities are physically separate instruments, transferable independently of one another, and not subject to any legal or technical condition which requires that they be kept together, good practice requires that they be quoted and dealt in separately and not as units.

Where, for some special reason, members enter into a contract calling for a group of securities, they are cautioned to make adequate specification both at the time of trade and in their confirmation or comparison, so that uncertainty or misunderstanding in the settlement of the contract may be eliminated.

11400. DELIVERY OF SECURITIES WITH DRAFT ATTACHED

11410. Acceptance of Draft

(a) Time of Presentation

Drafts accompanying the shipment of securities need be accepted only on a business day between the hours established by rule or practice in the community where the draft is presented. Acceptance of a draft at other times shall be at the option of the drawee, and the drawee shall not be liable for any expense arising out of his refusal of the draft when presented on a Saturday or half-holiday.

Note: For his own protection, the seller should instruct his bank or collecting agent that if the draft is received on a Saturday or half-holiday, it need not be presented to the drawee until the following business day.

(b) Prior to Settlement Date

The acceptance of a draft prior to the settlement date shall be at the option of the drawee.

(c) With Irregularities

The acceptance of a draft which contains irregularities shall be at the option of the drawee.

(d) Expense Due to Shipment

Expenses of shipment, including insurance, postage, draft, and collection charges, shall be paid by the seller.

(e) Expenses Due to Delay

Failure to accept a draft in which no irregularities exist, when duly presented on a business day, shall make the drawee liable for the payment of interest to the date the draft is paid and for other incidental expenses incurred because of the delay, including protest fees, if any, and wire charges.

(f) Claims for Irregularities

Claims with respect to such items as price, interest, protest fees or wire charges and items of similar nature, arising from the acceptance of draft shipments in which irregularities exist, shall be presented not later than ten days after payment. This limitation shall not apply to matters covered hereinafter under "Reclamations," in Rules 11710 to 11730.

11500. DELIVERY OF SECURITIES WITH RESTRICTIONS

11510. Delivery of Temporary Certificates

A temporary certificate shall not be a good delivery when permanent certificates are available.

11520. Delivery of Mutilated Securities

(a) A mutilated security shall not be a good delivery until appropriately authenticated by the trustee, registrar, transfer agent, or issuer.

(b) The delivery of a bond which bears a coupon which has been mutilated as to the bond number or signature or which bears a coupon which has been canceled in error shall not be good delivery unless an appropriate endorsement by an official authorized by paragraph (c) hereof shall have been placed on the reverse of the coupon.

(c) The endorsement shall be signed on behalf of the obligor by an officer thereof or, under authorization from the obligor, on behalf of the corporate trustee or paying agent by a duly authorized officer thereof or other person authorized to sign on behalf thereof.

11530. Delivery of Securities Called for Redemption or Which Are Deemed Worthless

(a) Securities Called for Redemption

A certificate of stock or a bond shall cease to be a good delivery upon publication of notice of call for redemption, except when an entire issue is called for redemption and except against transactions in "called stock" or "called bonds" dealt in specifically as such.

(b) Securities Deemed Worthless

(1) In contracts for securities where a public announcement or publication

of general circulation discloses that the securities have been deemed worthless, deliveries shall consist of (A) the worthless securities or (B) a Letter of Indemnity which shall grant the purchaser any rights and privileges which might accrue to the holders of the physical securities.

(2) Deliveries effected pursuant to paragraph (b)(1) shall operate to close-out the contract and must be accompanied by documentation evidencing that the security was deemed worthless after the original execution date of the contracts. Such contracts shall be settled at the existing contract price.

(3) For purposes of this paragraph (b), securities deemed worthless shall be those instruments which have no known market value.

11540. Delivery Under Government Regulations

(a) Documents Required

When the laws, regulations, rulings, instructions or orders of any government, government instrumentality or agency, or official thereof having jurisdiction, require a license, clearance certificate, affidavit of ownership or any similar document in connection with the acquisition, disposition, transfer or redemption of, or other dealing in or with respect to, any security, such security shall not be a good delivery unless accompanied by the document or documents so required.

(b) Certificate Subject to Stoppage

If a specific certificate tendered in settlement of a contract in foreign securities is on a black list, blocked list, or subject to similar stoppage, from which an innocent holder in due course cannot have it removed by simple request, such certificate is not a good delivery, and reclamation may be made without limit of time.

11550. Assignments and Powers of Substitution; Delivery of Registered Securities

(a) General Requirements

Any registered security to be a good delivery must be accompanied by an assignment and a power of substitution (when such power of substitution is required under paragraph (g) of this Rule) conforming to the requirements set forth in Rule 11550 to 11574, inclusive. Any expense incurred through failure of a seller to meet these requirements shall be paid by the seller.

(b) Assignment

An assignment shall be executed on the certificate itself or on a separate paper, in which latter case there shall be a separate assignment for each certificate.

(c) Signature Requirements

The signature to an assignment or power of substitution shall be technically correct; i.e., it shall correspond with the name as written upon the certificate in every particular without alteration or enlargement, or any change whatever, except that "and" or "&" "Company" or "Co." may be written either way.

(d) Detached Assignment Requirements

A separate (detached) assignment shall contain provision for the irrevocable appointment of an attorney, with power of substitution, and a full description of the security, including name of issuer, issue, certificate number, and amount (expressed in words and numerals).

(e) Two or More Names

A certificate registered in the names of two or more individuals or firms shall be a good delivery only if signed by all the registered owners.

(f) Alteration or Correction

Any alteration or correction in an assignment or power of substitution shall be accompanied by an explanation on the original instrument signed by the person or firm executing the same.

(g) Power of Substitution

When the name of an individual or firm has been inserted in an assignment, as attorney, a power of substitution shall be executed in blank by such individual or firm. When the name of an individual or firm has been inserted in a power of substitution as substitute attorney, a new power of substitution shall be executed in blank by such substitute attorney.

(h) Guarantee

Each assignment, endorsement, alteration and erasure shall bear a guarantee acceptable to the transfer agent or registrar. It is not the intent of this paragraph that a "New York," national securities exchange member or other specific guarantee is required; rather, it is the intent only that the guarantee be acceptable to the transfer agent.

(i) Foreign Internal Securities

Except for Canadian Securities, American Depositary Receipts, American Shares, New York Shares and similar securities, the provisions of paragraphs (b) through (g), inclusive, and Rule 11572 shall not apply to Foreign Internal Securities in registered form. In default of specific Rules in this Code, the usual conditions of delivery and transfer of Foreign Internal Securities in registered form in the foreign market where principally traded shall apply.

(j) Uniform Transfer Instruction Form

A properly executed Uniform Transfer Instruction Form must accompany securities presented for transfer.[3]

IM-11550. Uniform Transfer Instructions Form

TO TRANSFER AGENT: PLEASE TRANSFER THE ATTACHED SECURITIES AS SHOWN BELOW				Firm Name I.D. #			
SECURITY DESCRIPTION				CERTIFICATION PRESENTED TO TRANSFER			
QUANTITY	DENOMINATIONS		TAX PAYER NO.	CUSIP NUMBER	CONTROL	PRESENTOR	DATE
TO BE REGISTERED IN THE NAME OF							

11560. Certificate of Company Whose Transfer Books Are Closed

General Requirements

A certificate of a company whose transfer books are closed indefinitely for any reason shall be good delivery only if the required ownership transfer indemnification is affixed to or recorded upon the certificate. The indemnification acknowledges the assignor(s)' ultimate responsibility for the ownership of the certificate as of the date of the indemnification and shall be affixed or recorded only once during the lifetime of the certificate. Certificates delivered pursuant to this Rule must conform with all the applicable delivery requirements set forth in Rule 11550 of this Code.

IM-11560. Sample Ownership Transfer Indemnification Stamp

Date:

The undersigned owner of this certificate (number) representing .... Shares of ....hereby certifies the transfer of all ownership therewith to the bearer hereby. We acknowledge that the transfer books of the herein named corporation are closed and agree to accept

[3] Specifications for use of the Uniform Transfer Instruction Form are contained in the Final Report of the Banking and Securities Industry Committee entitled "Four Uniform Forms" dated December 22, 1971.

responsibility in accordance with the provisions of Rule 11560 of Nasdaq's Uniform Practice Code.

________________________________ **NAME OF MEMBER**

________________________________ **AUTHORIZED SIGNATURE**

11570. Certificates in Various Names

11571. Certificate in Name of Corporation

(a) Transfer Books Open

A certificate in the name of a corporation or an institution, or in a name with official designation shall be a good delivery only if the statement "Proper papers for transfer filed by assignor" is placed on the assignment and signed by the transfer agent.

(b) Transfer Books Closed

Where a certificate, an assignment or a power of attorney is in the name of a corporation and the transfer books of the issuing company are closed indefinitely for any reason, the certificate shall be a good delivery if the assignment or other instrument effecting transfer on the corporation's behalf is executed by an officer of such corporation, other than the secretary, and is accompanied by (1) a guarantee of such officer's signature executed by a person with the authority to make such a guarantee; (2) a copy of a corporate resolution and a completed and executed certificate of incumbency; and (3) the ownership transfer indemnification, as provided in Rule 11560, affixed to or recorded on the certificate.

(c) Foreign Internal Securities

The foregoing requirements shall not apply to foreign internal securities when the requirements do not correspond to the laws or customs of the country concerned; but instead such laws and customs shall govern such securities.

IM-11571. Sample Certificate and Authorizing Resolution/Certificate of Incumbency

I hereby certify that a meeting of the Board of Directors of ...., a corporation organized under the laws of the State of ...., held the .... day of ...., 19........, at which a quorum was present and acting throughout, the following resolution was duly adopted and is now in full force and effect:

RESOLVED, that any one of the following officers of this Corporation, viz: the President, Vice President, Treasurer or Secretary, be and is hereby fully authorized and empowered to sell, assign, transfer and deliver any and all shares of stock, bonds, debentures, notes, evidences of indebtedness, or other securities now or hereafter standing in the name of or owned by this Corporation, and to make, execute, and deliver, any and all written instruments necessary or proper to effectuate the authority hereby conferred.

I further certify that the authority thereby conferred is not inconsistent with the Charter or By-Laws of this Corporation, and that the following is a true and correct list of the officers of this Corporation authorized to act.

Signing Officers:

In witness, whereof, I have hereunto set my hand and the seal of said Corporation this ....day of ...., 19..........

(Affix Corporate Seal)

____

Secretary

(The foregoing certification and the assignment of the securities should be executed by different officers.)

11572. Certificate in Name of Firm

Unless the endorsement specifies otherwise, there shall be a presumption that stock registered in a firm or business name is registered in the name of a partnership and not a corporation.

11573. Certificate in Name of Dissolved Firm Succeeded by New Firm

A certificate with an assignment or a power of substitution executed in the name of a firm that has since dissolved and is succeeded by a firm or firms having as general partners one or more of the general partners of the dissolved firm shall be a good delivery only if the new firm or one of the new firms shall have signed the statement "Execution Guaranteed" under a date subsequent to the formation of the new firm so signing.

11574. Certificate in Name of Deceased Person, Trustee, etc.

(a) A certificate shall not be a good delivery with an assignment or power of substitution executed by a: (1) person since deceased; (2) trustee or trustees, except as provided in paragraph (b) below, or except for trustees acting in the capacity of a board of directors of a corporation or association, in which case Rule 11561(a) shall apply; (3) guardian, except as provided in paragraph (b) below; (4) infant; (5) executor, except as provided in paragraph (b) below; (6) administrator, except as provided in paragraph (b) below; (7) receiver in bankruptcy; (8) agent; (9) attorney; (10) or with a qualification, restriction or special designation.

(b) A certificate shall be a good delivery with an assignment or a power of substitution executed by a: (1) domestic individual executor(s) or administrator(s); (2) domestic individual trustee(s) under an inter vivos or testamentary trust; or (3) domestic guardian(s) including committees, conservators and curators. These exceptions to paragraph (a) above are to cover transfers that will be effected by transfer agents without additional documentation. This paragraph (b) shall apply only to securities of a domestic issuer (organized under the laws of any state in the United States or District of Columbia) which are registered in the name(s) of (1), (2) or (3) of this paragraph (b). Certificates delivered pursuant to this paragraph (b) must be properly assigned, and the signature(s) to the assignment be guaranteed pursuant to Rule 11550(h).

(c) This Rule does not apply to certificates registered under a Statutory Gifts to Minors Act.

IM-11574. Sample Limited Partnership Change of Trustee Form

Limited Partnership Change of Trustee Form

<table>
<tr><td>FBO (Investor's Name)</td><td>Partnership Name</td></tr>
<tr><td>Assignor (Present Trustee's Name)</td><td>Assignor's Address</td></tr>
<tr><td>Customer's A/C Number with Assignor</td><td>This hereby constitutes and appoints the said Partnership to transfer the said interests on the books of the Partnership with full power of substitution in the premises.</td></tr>
<tr><td colspan="2">The Assignor hereby assigns to the Assignee 100% of the Assignor's right, title and interest in the Limited Partnership(s) described herein.</td></tr>
<tr><td>ASSIGNOR'S RELEASE:
Authorized Signature X</td><td>(DATE)</td></tr>
<tr><td>Designee (New Trustee's Name)</td><td>(Assignee's Address)</td></tr>
<tr><td>(Customer's A/C Number with Assignee)</td><td>(Assignee's Tax ID Number)</td></tr>
<tr><td colspan="2">New Trustee's (Assignee's) Instructions:</td></tr>
<tr><td colspan="2">Partnership Information:</td></tr>
<tr><td>ASSIGNEE'S ACCEPTANCE
Authorized Signature X</td><td>(DATE)</td></tr>
</table>

Assignee: **Upon receipt, forward this form and the original certificate (if available) to the General Partner for re-registration.**

General Partner:

11600. DELIVERY OF BONDS AND OTHER EVIDENCES OF INDEBTEDNESS

11610. Liability for Expenses

Failure of the seller to meet the requirements of good delivery relating to bonds and similar evidences of indebtedness, as set forth in paragraphs (a) through (h) of this Rule inclusive, shall make the seller liable for any expense incurred as a result of such failure.

(a) Coupon Bonds

A coupon bond shall have securely attached in the correct place proper coupons, warrants, etc., of the same serial number as the bond. Acceptance of cash or check in lieu of missing coupons shall be at the option of the purchaser.

(b) Endorsed Bonds

A coupon bond bearing an endorsement of a definite name of a person, firm, corporation, association, etc., in conjunction with words of condition, qualification, direction, or restriction, not properly pertaining thereto as a security, shall not be a good delivery unless sold specifically as an "endorsed bond." This shall also apply to bonds with coupons bearing such endorsements.

(c) Interest in Default

A bond upon which interest is in default shall carry all unpaid coupons.

(d) Registerable as to Principal

A coupon bond registerable as to principal shall be a good delivery only if registered to bearer.

(e) Endorsements for Banking or Insurance Requirements

A coupon bond bearing an endorsement indicating that the bond was deposited in accordance with a governmental requirement pertaining to banking institutions or insurance companies shall not be a good delivery. If released, with such release acknowledged before an officer authorized to take acknowledgments, it shall be a good delivery if sold specifically as a "released endorsed bond."

(f) Coupon Detached Prior to Delivery

(1) A bond dealt in "and interest," for delivery on or after the date on which interest is due and payable, shall be delivered without the coupon payable

on such date.

(2) Late delivery. In the settlement of contracts in bonds dealt in "and interest" where delivery is due prior to the interest payment date but is made on or after the interest payment date, bonds may be delivered without coupons payable on such date, and the seller may present such detached, unpaid coupons to the buyer for payment, the buyer bearing the risk of non-payment.

(g) Stamped Bonds

(1) If a plan of reorganization which has been declared operative, or an amendment or supplement to an indenture provides that the bonds covered thereby shall be stamped to reflect the adoption of such plan or the amendment or supplement to the indenture, bonds so stamped shall be a good delivery and bonds not so stamped shall not be a good delivery.

(2) The fact that a bond has been stamped "Tax Paid" by any authority vested with the power to tax, if the stamp does not indicate ownership, shall not prevent such bond from being a good delivery.

(h) Certificates of Deposit

Certificates of deposit issued by committees or depositaries other than those specified at time of trade shall not be a good delivery.

11620. Computation of Interest

(a) Interest To Be Added to the Dollar Price

In the settlement of contracts in interest-paying securities other than for "cash," there shall be added to the dollar price interest at the rate specified in the security, which shall be computed up to but not including the third business day following the date of the transaction. In transactions for "cash," interest shall be added to the dollar price at the rate specified in the security up to but not including the date of transaction.

(b) Basis of Interest

Interest shall be computed on the basis of a 360-day year, i.e., every calendar month shall be considered to be 1/12 of 360 days; every period from a date in one month to the same date in the following month shall be considered to be 30 days.

Note: The number of elapsed days should be computed in accordance with the examples given in the following table:

From 1st to 30th of the same month to be figured as 29 days;
From 1st to 31st of the same month to be figured as 30 days;
From 1st to 1st of the following month to be figured as 30 days;

From 1st to 28th of February to be figured as 27 days;
From the 23rd of February to the 3rd of March is to be figured as 10 days;
From the 15th of May to the 6th of June is to be figured as 21 days.

Where interest is payable on 30th or 31st of the month:

From 30th or 31st to 1st of the following month to be figured as 1 day;
From 30th or 31st to 30th of the following month to be figured as 30 days;
From 30th or 31st to 31st of the following month to be figured as 30 days;
From 30th or 31st to 1st of second following month to be figured as 1 month, 1 day.

(c) Securities Traded "and interest"

When delivery of a security traded "and interest" is made between the record date fixed for the purpose of determining the holder entitled to receive interest and the interest payment date, a deduction equivalent to the full amount of the interest to be paid shall be made on settlement.

(d) Securities Traded "flat"

When delivery of a security traded "flat" is made after the record date fixed for the purpose of determining the holder entitled to receive interest, in the settlement of a contract made prior to the date on which the security was traded "ex-interest," a due-bill check for the full amount of the interest to be paid shall accompany the delivery.

(e) Income Bonds

Income bonds shall be dealt in "flat" even though such bonds are paying interest, except that where a certain fixed rate is guaranteed in the indenture and provision is made for additional contingent payment, they shall be dealt in "and interest" at the fixed rate guaranteed in the indenture (so long as interest payments at such fixed rate are not in default and no announcement of intention to default has been made).

(f) Fractions of a Cent

In all transactions involving the payment of interest, fractions of a cent equaling or exceeding five mills shall be regarded as one cent; fractions of a cent less than five mills shall be disregarded.

11630. Due-Bills and Due-Bill Checks

(a) Definition of Due-Bills

The term "due-bill" as used in this Rule means an instrument employed for the purpose of evidencing the transfer of title to any security or rights pertaining to any security contracted for or evidencing the obligation of a seller to deliver such to a subsequent purchaser. A due-bill shall not be transferable or assignable by the purchaser.

(b) Definition of Due-Bill Checks

The term "due-bill checks" as used in this Rule means a due-bill in the form of a check payable on the date of payment of a cash dividend, interest on registered bonds or interest on unit investment trust securities, which prior to such date shall be considered as a due-bill, as defined in paragraph (a) above, for the amount of such dividend or interest.

(c) Due-bills for Stock Dividends and Rights

A security sold before it trades "ex-dividend" (for stock and scrip dividends) or "ex- rights" and delivered too late for transfer on or before the record date, shall be accompanied by a due-bill for the distribution to be made. When a due-bill accompanying a delivery evidences the obligation of the seller to deliver stock, the purchaser shall prorate the value of the contract, and shall make payment of the balance upon redemption of the due-bill. The requirement to pro-rate the value of the contract as described above shall not apply to stock dividends less than ten percent (10%) or to "spinoffs" or rights.

(d) Due-bill Checks for Cash Distribution and Interest

Due-bill checks for a cash distribution, interest on registered bonds or interest on unit investment trust securities shall accompany securities delivered too late for transfer on or before the record date.

(e) Redemption of Due-Bills

Due-bills for any security or rights pertaining to any security shall be redeemable on the date on which the security or rights are issued by the corporation or as soon thereafter as the signer or guarantor of the due-bill can obtain transfer of the security or rights into denominations necessary to effect the redemption of the due-bills.

(f) Default Upon Redemption of Due-Bills

A due-bill for any security or rights pertaining to any security issued pursuant to paragraph (c) of this Rule and presented for redemption pursuant to the terms of paragraph (e), and not honored by the seller may, at the option of the buyer, be treated as a "fail to receive" from the seller, and the distribution evidenced by such due-bill may be bought-in for the account and risk of the seller pursuant to the terms of Rule 11810. However, buy-ins executed in accordance with this paragraph must be executed after the payable date of such securities as determined by the issuing corporation.

IM-11630. Sample Due-Bill Forms

(a) Due-Bill for Stock Dividend or Stock Distribution

For value received, the undersigned hereby assigns, transfers and sets over to................the stock distribution of........(   ) shares of..............stock of..............................to be issued on.............to the registered holder of....................( ) shares of................stock of.................represented by certificate number............, to which the undersigned is entitled as a stock dividend, and hereby irrevocably constitutes and appoints...................attorney to transfer the shares representing said stock dividend on the books of said corporation, with full power of substitution in the premises.

Dated......................

....

(Official Signature)

(b) Due-Bill for Rights

For value received, the undersigned hereby assigns, transfers, and sets over to..the warrant and/or fractional warrant to which the undersigned is entitled, evidencing the rights to subscribe for................, which warrant and/or fractional warrant is to be issued to the holder of record at the close of business..........of..............( ) shares of.............stock of.................represented by certificate No............

Dated......................

....

(Official Signature)

(c) Due-Bill for Interest on When Issued Contract

This is to certify that, upon issuance of................in accordance with the plan approved by.............., the undersigned will pay to.......................$ representing (contingent)(income) interest for...........on $ principal amount of said bonds sold to him when, as, and if issued on................19....

This due-bill shall become null and void if the contract for sale of said bonds cannot be completed in accordance with the plan approved by............, on...................

Dated........................

....

(Official Signature)

____

(d) Due-Bill for Dividend on When Issued Contract

This is to certify that, upon issuance of..................in accordance with the plan approved by ...., the undersigned will pay to..................$, representing the dividend of $................per share declared for the period ending...........19...., on......shares of............stock of............sold to him when, as, and if issued on............19.....

This due-bill shall become null and void if the contract for sale of said stock cannot be completed in accordance with the plan approved by......................., on..........................

Dated............................

....

(Official Signature)

____

(e) Due-Bill Check

Consider this check as due-bill until payable date as shown below

NEW YORK.........., 19...No. 1999

XYZ BANK

Pay To The Order Of .... $................

....DOLLARS

In Payment of Dividend or Interest | Dividend Account
Interest Account

On...

NOT PAYABLE BEFORE.....................................

Record Date.....................................

11640. Claims for Dividends, Rights, Interest, etc.

(a) Dividends or Rights

A buyer of stock who has the certificate in his possession in time to enable him to effect transfer prior to the closing of the books or to the record date shall have no claim upon the seller (unless the seller is the registered holder) for the dividend or rights pertaining to such certificate, but the seller, upon request of the buyer, shall use his best efforts to collect the same for the buyer.

(b) Substantiating Claims

When a buyer of stock who has failed to have said stock transferred in time requests the seller to collect the dividends or rights pertaining thereto, the seller may require from the buyer the presentation of the certificate or a letter from the transfer agent substantiating the claim, or the buyer's written statement that he or his customer was the holder on the record date, and a guarantee of indemnity for liability arising out of any further demand for said dividend or rights.

(c) Interest or Rights

The provisions of paragraphs (a) and (b) of this Rule shall be equally applicable to interest or rights pertaining to registered bonds and unit investment trust securities.

11650. Transfer Fees

The party at whose instance a transfer of securities is made shall pay all service charges of the transfer agent.

11700. RECLAMATIONS AND REJECTIONS

11710. General Provisions

(a) Definition

The term "reclamation" as used in this Code shall mean a claim for the right to return or the right to demand the return of a security which has been previously accepted. Securities which have been presented for delivery on a transaction and which for a valid reason have been refused shall within the meaning of Rules 11710 and 11720, inclusive, be deemed a rejection for the purposes of these Rules.

(b) Uniform Reclamation Form

(1) Form Must Accompany Securities

A properly executed Uniform Reclamation Form must accompany

securities on reclamation or return.[4]

(2) Absence of Form Permits Sell-Out

Any security reclaimed or returned on a transaction without a properly executed Uniform Reclamation Form as prescribed within this Rule may, at the option of the receiving broker, be "sold-out" pursuant to Rule 11820 of this Code, however, in no event later than three business days after receipt of the receiving broker or his agent.

(c) Time for Delivery of Reclamation and Manner of Settlement

(1) A security with an irregularity having been delivered may be returned or reclaimed between the hours established by rule or practice in the community where the delivery or reclamation is to be made.

(2) When a security is returned or reclaimed, the party who originally delivered it shall immediately give the party returning it either the security in proper form for delivery in exchange for the security originally delivered, or the money amount of the contract. In the latter case, unless otherwise agreed, the party to whom the security is returned shall be deemed to be failing to deliver the security until such time as a proper delivery is made.

(d) Minor Irregularities

Reclamation for an irregularity which affects only the currency of the security in the market shall be made within fifteen days from the day of original delivery, except that, if the security is issued under the jurisdiction of a foreign country, the period for reclamation under this section shall be forty-five days from the day of original delivery.

(e) Wrong Form of Certificate

Reclamation, by reason of the fact that a form of certificate was delivered which was not a good delivery, but which is exchangeable without charge for a certificate which is a good delivery, shall be made within fifteen days from the day of original delivery.

IM-11710. Uniform Reclamation Form

To Accompany Reclamations Subject to Rules & Regulations of:	NSCC NASD - Uniform Practice Code Nasdaq – Uniform Practice Code

[4] Specifications for use of the Uniform Reclamation Form are contained in the Final Report of the Banking and Securities Industry Committee entitled "Four Uniform Forms" dated December 22, 1971.

RECLAIMED TO	Rec No.	Name of Receiver	Date Securities Below Received
RECLAIMED BY	Del. No.	Name of Deliverer	Date of Return
Quantity		Security Description (certifcate's can be applied to reverse side of copy #1	Amount

☐ Wrong Security __________ Should Be

☐ Wrong Money __________ Our Money

☐ Carries Due Bill

☐ Duplicates Delivery __________ You Delivered On

☐ Needs Signature Guarantee

☐ Wrong Settlement Date __________ Our S/D

☐ Needs Tax Stamp

☐ No Instructions

☐ Release Power of Attorney

☐ Needs Legal Opinion

☐ Coupon Missing

☐ Needs Better Account Date

☐ Other - Explanation

Name of Person making Reclamation (Print)	Telephone Number	Extension

ATTACH COPIES 1 & 2 TO CERTIFICATE - COPIES 3 & 4 ARE RETAINED BY DELIVERER		

11720. Irregular Delivery - Transfer Refused - Lost or Stolen Securities

(a) Irregular Delivery

Reclamation, by reason of the fact of an irregularity in the delivery of a security, shall be within 30 months after the settlement date of the contract. For purposes of this paragraph, the term "irregular delivery" shall include, among other things, wrong, duplicate, misdirected or over-deliveries and delivery of unit investment trust securities having the incorrect payment option.

(b) Transfer Refused

Reclamation, by reason of the fact that a specific certificate tendered in settlement of a contract has been presented for transfer and transfer thereof has been refused by the transfer agent, shall be within 30 months after the settlement date of the contract.

(c) Lost or Stolen or Confiscated Securities

Reclamation, by reason of the fact that a security is lost or stolen or confiscated shall be within 30 months after the settlement date of the contract.

(d) Running of 30 Month Period

The running of the 30-month period described in this Rule shall not be deemed to foreclose a member's rights to pursue its claim via other open avenues, including but not limited to arbitration.

IM-11720. Obligations of Members Who Discover Securities in Their Possession to Which They Are Not Entitled

Any member who discovers securities in its possession to which it is not entitled is required to make reasonable attempts to ascertain and to promptly notify the true owner of such securities and to take affirmative steps to correct the situation. Failure to abide by this requirement may result in a violation of Rule 2110.

11730. Called Securities

Reclamation by reason of the fact that a security was delivered after publication of notice of call for its redemption, may be made without limit of time and such security may be returned to the party who held it at the time of such publication; except that this Rule shall not apply when an entire issue is called for redemption or when the security involved was dealt in specifically as a "called" security.

11740. Marking to the Market

(a) Demand for Deposit

The party who is partially unsecured by reason of a change in the market value of the subject of a contract in securities may demand from the other party a deposit equal to the difference between the contract price and the market price, without being required to make a mutual deposit. Such deposit shall be made either with the member demanding same or with a mutually agreed-on depositary or, on failure to agree on a depositary, with any member of the Federal Reserve System with an office in the financial district of the city where the unsecured party maintains its office.

(b) Assignment of Contract

Either party to a contract in securities may assign the contract, either at the time the transaction is effected or at the time a request is made for funds to "mark to the market," provided the other party to the contract assents to the assignment.

(c) Refund of Deposit

If the market value of the subject of the contract changes so as to permit a total or partial refund of any deposits which have been made in accordance with paragraph (a) of this Rule, such refunds shall be made on demand.

(d) Delivery of Demand for Deposit or Refund

All demands for deposits or refunds shall be in writing and shall be delivered at the office of the party upon whom the demand is made during the business hours of member banks of the Federal Reserve System located in the community where such party maintains his office, and such demands shall be complied with immediately.

(e) Failure to Comply with Demand

Failure of a party to comply with a demand for a deposit or refund made in accordance with paragraphs (a), (c) and (d) of this Rule shall entitle the party making the demand to close the contract without notice, by making offsetting purchase or sale contracts in the best available market for the account and liability of the party failing to comply with said demand.

(f) Contract Closure

No contract shall be closed pursuant to paragraph (e) of this Rule prior to the expiration of regular delivery time in the community where the party making the demand maintains his office, on the next business day following the day when notice of such demand was received by the other party.

(g) Notice of Offsetting Purchase or Sale

The party making such offsetting purchase or sale contracts shall as promptly as possible on the day on which they are made (1) notify the other party via telegram, TWX, or other comparable written media, and (2) mail or deliver formal confirmation of same to the other party and a copy of said confirmation to Nasdaq Regulation.

11800. CLOSE-OUT PROCEDURES

11810. Buying-In

A contract which has not been completed by the seller according to its terms may be closed by the buyer not sooner than the third business day following the date delivery was due, in accordance with the following procedure:

(a) Notice of "Buy-In"

(1) Written notice of "buy-in" shall be delivered to the seller at his office not later than 12:00 noon, his time, two business days preceding the execution of the proposed "buy-in."

(2) For purposes of this Rule written notice shall include an electronic notice through a medium that provides for an immediate return receipt capability. Such electronic media shall include but not be limited to facsimile transmission, a computerized network facility, etc.

(b) Information Contained in "Buy-in" Notice

(1) Every notice of "buy-in" shall state the date of the contract to be closed, the quantity and contract price of the securities covered by said contract, the settlement date of said contract and any other information deemed necessary to properly identify the contract to be closed. Such notice shall state further that unless delivery is effected at or before a certain specified time, which may not be prior to 11:30 a.m. local time in the community where the buyer maintains his office, the security may be "bought-in" on the date specified for the account of the seller. If the originator of a "buy-in" in a depository eligible security is a participant in a registered securities depository, the specified delivery time may not be prior to 3:00 p.m. Eastern Time and the "buy-in" may not be executed prior to 3:00 p.m., Eastern Time. Each "buy-in" notice shall also state the name and telephone number of the individual authorized to pursue further discussions concerning the buy-in.

(2) Notice may be redelivered immediately to another broker/dealer from whom the securities involved are due in the form of a re-transmitted notice (re-transmit). A re- transmitted notice of buy-in must be delivered to subsequent broker/dealers not later than 12 noon, recipient's local time, on the business day preceding the time and date of execution of the proposed buy-in, and the time

specified for delivery may not be prior to the time specified in the original notice.

IM-11810. Sample Buy-In Forms

(a) Notice of Buy-In

....

(Member's Name)

....

(Locality and Date)

TO...

RE: ....

(Quantity and description of Security)

which is due from you to the undersigned on a contract made on...........at..............for settlement

(Date of Contract) (Contract Price)

....

(Settlement Date)

***

We hereby notify you that unless you make delivery of the foregoing security at or before......... (Time and Date) the security will be bought in for your account and risk pursuant to Rule 11810 in the Uniform Practice Code.

Note: If some or all of the foregoing securities are due you by another member of Nasdaq Rule 11810(b) permits the use of the re-transmitted buy- in.

Buy-In Dept.
By:
Phone:

(b) Notice of Re-transmitted Buy-In

....
(Member's Name)

....
(Locality and Date)

TO ....
RE: ....

(Quantity and Description of Security)

which is due from you to the undersigned on a contract made on .... at ....
settlement on

(Date of Contract) (Contract Price)

....
(Settlement Date)

* * *

We hereby inform you that a notice of buy-in has been issued with respect to the aforesaid securities and stated that unless delivery was made at or before ....(Time and date on original buy-in) the securities may be bought in pursuant to Rule 11810 in the Uniform Practice Code.

Note: If some or all of the foregoing securities are due you by another member of Nasdaq Rule 11810(b) also permits you to use the re-transmitted buy-in.

Buy-In Dept.
By:
Phone:

(c) Seller's Failure to Deliver After Receipt of Notice

(1) (A) On failure of the seller to effect delivery in accordance with the "buy- in" notice, or to obtain a stay as hereinafter provided, the buyer may close the contract by purchasing all or part of the securities necessary to satisfy the amount requested in the "buy-in" notice. Securities delivered subsequent to the receipt of the "buy-in" notice should be considered as delivered pursuant to the "buy-in" notice. Delivery of the requisite number of shares, as stated in the "buy-in" notice, or execution will also operate to close-out all contracts covered under re- transmitted notices of buy-ins issued pursuant to the original notice of buy-in. A "buy-in" may be executed by a member from its long position and/or from customers' accounts maintained with such member.

(B) For transactions in Nasdaq securities where the buyer is a customer (other than another member), upon failure of a clearing corporation to effect delivery in accordance with a buy-in notice, the contract must be closed by purchasing for "cash" in the best available market, or at the option of the buyer for guaranteed delivery, for the account and liability of the party in default all or any part of the securities necessary to complete the contract.

(C) As provided in paragraph (c)(1)(A) and (B) hereof, members must be prepared to defend the price at which the "buy-in" is executed relative to the current market at the time of the "buy-in."

(2) Buy-in for unit investment trust securities. Buy-in execution options, in addition to those contained in paragraph (c)(1), may be available when the purchaser wishes to buy-in contracts made for unit investment trust securities. The purchaser may:

(A) by mutual agreement, accept from the seller in lieu of the seller's obligation under the original contract (which shall be concurrently canceled) the delivery of unit investment trust securities which are comparable to those originally bought in quantity, quality, yield or price and maturity, with any additional expenses or any additional cost of acquiring such substituted securities being borne by the seller;

(B) if the purchaser's options in paragraph (c)(1) are not available and the purchaser and seller cannot agree upon option (A), above, require the seller, for the account and liability of the seller, to repurchase the unit investment trust securities on terms which provide that the seller pay an amount which requires the seller to bear the burden of any change in the market price from the original contract price, with accrued interest. Bearing the burden of any change in the market price from the original contract price means that if the current market price is higher than the original contract price, the purchaser may require the seller to repurchase the unit investment trust securities at the current market price and conversely means that if the current market price is lower than the original contract price, the purchaser may require the seller to repurchase the unit investment trust securities at the original contract price, with accrued interest.

(d) "Buy-in" Not Completed

(1) In the event that a "buy-in" is not completed pursuant to the provisions of paragraph (b) hereof on the day specified in the notice of "buy-in," or as such date may be extended pursuant to the provisions of paragraph (f) or (g) hereof, said notice shall expire at the close of business on the day specified in the notice of buy-in.

(2) When a "buy-in" notice is pending during a reconfirmation and

pricing period and one or more members are participating in a reconfirmation and pricing service, such "buy-in" notice shall be canceled. Written notice of cancellation must be received by the non-participating member prior to the original or extended date of execution. Failure to provide such notification may result in an execution. New notice of "buy-in" may be issued no earlier than the first business day following the final reconfirmation and pricing settlement date.

(e) Partial Delivery by Seller

Prior to the closing of a contract on which a "buy-in" notice has been given, the buyer shall accept any portion of the securities called for by the contract, provided the portion remaining undelivered at the time the buyer proposes to execute the "buy-in" is not an amount which includes an odd-lot which was not part of the original transaction.

(f) Securities in Transit

If prior to the closing of a contract on which a "buy-in" notice has been given, the buyer receives from the seller written or comparable electronic notice stating that the securities are (1) in transfer; (2) in transit; (3) are being shipped that day; or (4) are due from a depository and giving the certificate numbers, except for those securities due from a depository, then the buyer must extend the execution date of the "buy-in" for a period of seven (7) calendar days from the date delivery was due under the "buy-in." Upon request of the seller, an additional extension of seven (7) calendar days may be granted by Nasdaq Regulation due to the circumstances involved.

(g) Notice of Executed "Buy-In"

The party executing the "buy-in" shall immediately upon execution, but no later than the close of business, local time, where the seller maintains his office, notify the broker/dealer for whose account the securities were bought as to the quantity purchased and the price paid. Such notification should be in written or electronic form having immediate receipt capabilities. If this written media is not available the telephone shall be used for the purpose of same day notification, and written or similar electronic notification having next day receipt capabilities must also be sent out simultaneously. In either case formal confirmation of purchase along with a billing or payment, (depending upon which is applicable), should be forwarded as promptly as possible after the execution of the "buy-in." Notification of the execution of a "buy-in" shall be given to succeeding broker/dealers to whom a re-transmitted notice was issued pursuant to paragraph (b) using the same procedures stated herein. If a re-transmitted "buy-in" is executed, it will operate to close out all contracts covered under the re-transmitted notice.

(h) "Close-Out" Under Nasdaq Regulation, Securities Association or Other Exchange Rulings

(1) When a national securities association or another exchange makes a ruling that all open contracts with a particular member, who is also a member of

Nasdaq, should be closed-out immediately (or any similar ruling), members may close-out contracts as directed by the securities association or exchange.

(2) Whenever Nasdaq Regulation ascertains that a court has appointed a receiver for any member because of its insolvency or failure to meet its obligations, or whenever Nasdaq Regulation ascertains, based upon evidence before it, that a member cannot meet its obligations as they become due and that such action will be in the public interest, Nasdaq Regulation may, in its discretion, issue notification that all open contracts with the member in question may be closed-out immediately.

(3) Within the meaning of this paragraph (b), to close-out immediately shall mean that (A) "buy-ins" may be executed without prior notice of intent to "buy-in" and (B) "sell-outs" may be executed without making prior delivery of the securities called for.

(4) All close-outs executed pursuant to the provisions of this paragraph shall be executed for the account and liability of the member in question. Notification of all close-outs shall immediately be sent to such member pursuant to the confirmation provisions of the Rule 11200 Series.

(i) Failure to Deliver and Liability Notice Procedures

(1) (A) If a contract is for warrants, rights, convertible securities or other securities which (i) have been called for redemption; (ii) are due to expire by their terms; (iii) are the subject of a tender or exchange offer; or (iv) are subject to other expiring events such as a record date for the underlying security and the last day on which the securities must be delivered or surrendered (the expiration date) is the settlement date of the contract or later the receiving member may deliver a Liability Notice to the delivering member as an alternative to the close- out procedures set forth in paragraphs (a) through (g). Such Notice must be issued using written or comparable electronic media having immediate receipt capabilities no later than one business day prior to the latest time and the date of the offer or other event in order to obtain the protection provided by this Rule.

(B) If the contract is for a deliverable instrument with an exercise provision and the exercise may be accomplished on a daily basis, and the settlement date of the contract to purchase the instrument is on or before the requested exercise date, the receiving member may deliver a Liability Notice to the delivering member no later than 11:00 a.m. on the day the exercise is to be effected. Notice may be redelivered immediately to another member but no later than noon on the same day. Such notice must be issued using written or comparable electronic media having immediate receipt capabilities. If the contract remains undelivered at expiration, and has not been canceled by mutual consent, the receiving member shall notify the defaulting member of the exact amount of the liability on the next business day.

(C) In all cases, members must be prepared to document requests for which a Liability Notice is initiated.

(2) If the delivering member fails to deliver the securities on the expiration date, the delivering member shall be liable for any damages which may accrue thereby. A Liability Notice delivered in accordance with the provisions of this Rule shall serve as notification by the receiving member of the existence of a claim for damages. All claims for such damages shall be made promptly.

(3) For the purposes of this Rule, the term "expiration date" shall be defined as the latest time and date on which securities must be delivered or surrendered, up to and including the last day of the protect period, if any.

(4) If the above procedures are not utilized as provided under this Rule, contracts may be "bought-in" without prior notice, after normal delivery hours established in the community where the buyer maintains his office, on the expiration date. Such buy-in execution shall be for the account and risk of the defaulting member.

(j) Contracts Made for Cash

Contracts made for "cash," or made for or amended to include guaranteed delivery on a specified date may be "bought-in" without notice during the normal trading hours on the day following the date delivery is due on the contract; otherwise, the procedures set forth in paragraphs (a) through (f) of this Rule shall apply. In all cases, notification of executed "buy- in" must be provided pursuant to paragraph (g) of this Rule. "Buy-ins" executed in accordance with this paragraph shall be for the account and risk of the defaulting broker/dealer.

(k) Information on Notices

Notices of "buy-in" and "re-transmitted buy-in" shall include all information contained in the sample forms prescribed by Nasdaq.

(l) "Buy-In" Desk Required

Members shall have a "buy-in" section or desk adequately staffed to process and research all "buy-ins" during normal business hours.

(m) Buy-In of Accrued Securities

Securities in the form of stock, rights or warrants which accrue to a purchaser shall be deemed due and deliverable to the purchaser on the payable date. Any such securities remaining undelivered at that time shall be subject to the "buy-in" procedures as provided under this Rule.

11820. Selling-Out

(a) Conditions Permitting "Sell-Out"

Upon failure of the buyer to accept delivery in accordance with the terms of the contract, and lacking a properly executed Uniform Reclamation Form or the equivalent depository generated advice for depository eligible securities meeting the requirements prescribed in Rule 11710(b), the seller may, without notice, "sell-out" in the best available market and for the account and liability of the party in default all or any part of the securities due or deliverable under the contract.

(b) Notice of "Sell-Out"

The party executing a "sell-out" as prescribed above shall, as promptly as possible on the day of execution, but no later than the close of business, local time, where the buyer maintains his office, notify the broker/dealer for whose account and risk such securities were sold of the quantity sold and the price received. Such notification should be in written or electronic form having immediate receipt capabilities. A formal confirmation of such sale should be forwarded as promptly as possible after the execution of the "sell-out."

11830. Reserved.

11840. Rights and Warrants

(a) Definition - "Rights"

The term "rights" or "rights to subscribe," as used in this Rule is the privilege offered to holders of record of issued securities to subscribe (usually on a pro rata basis) for additional securities of the same class, of a different class, or of a different issuer as the case may be.

(b) Definition - "Warrants"

The term "warrants" or "stock purchase warrants" as used in this Rule is an instrument issued separately or accompanying other securities, but not necessarily issued to stockholders of record as of a specific date; i.e., warrants issued with or attached to bonds, common stock, preferred stocks, etc. The instrument represents the privilege to purchase securities at a stipulated price or prices and is usually valid for several years.

(c) Basis and Unit of Trading - Rights

Except as otherwise designated by Nasdaq Regulation, transactions in rights to subscribe shall be on the basis of one right accruing to each share of issued stock and the unit of trading in rights shall be 100 rights (unless otherwise specified).

(d) Basis and Unit of Trading - Warrants

Except as otherwise agreed or designated by Nasdaq Regulation, transactions in stock purchase warrants shall be on the basis of one warrant representing the right of the purchaser to receive one warrant in settlement of such transaction and the unit of trading shall be 100 warrants. Members must ascertain how many warrants they have to sell, what each warrant entitles the holder to purchase, the purchase price, and the current price of the warrant relative to the price of the underlying security which may be purchased. Trades in warrants should be properly described on comparisons and confirmations.

(e) Securities Which Have Expired by Their Terms

(1) In contracts for warrants, rights or other securities which have expired by their terms, deliveries effected more than thirty (30) days after expiration shall be consist of (A) the expired securities; or (B) a Letter of Indemnity in lieu of the expired instrument.

(2) In the case of units or other securities of which one or more of the integral parts of the instrument has expired by its terms, after expiration, the instrument shall cease to be a unit as originally contemplated in the contract. Deliveries effected after expiration shall consist of the unexpired security and (A) the expired instrument; or (B) a Letter of Indemnity in lieu of the expired instrument.

(3) Deliveries effected pursuant to paragraphs (e)(1) and (2) of this Rule shall be settled at the existing contract price.

IM-11840. Sample Letter of Indemnity

DATE_______________

TO: ____________
RE: ____________

(Quantity and Description)

CUSIP #___________________

For value received the undersigned hereby assigns, transfers and sets over to you all rights and privileges which may accrue on the above contract made on (Date of Contract) -------- ------- at (Contract Price)---------------- for settlement (Settlement Date).

Upon acceptance of this delivery in lieu of physical certificates, we agree, for ourselves, our successors, assigns, heirs, executors and administrators, to at all times indemnify and hold harmless from and against any and all claims, liabilities, damages, taxes, charges and expense sustained or incurred by reason of this action. Acceptance of this delivery shall operate to close- out the above stated contract in accordance with the provisions of Nasdaq's Uniform Practice Code.

....
(Member Firm)

....
(Official Signature)

If any questions, please contact .... at (telephone Number) ....

11850. Reserved

11860. Acceptance and Settlement of COD Orders

(a) Nasdaq members shall comply with NASD Rule 11860 as if such Rule were part of Nasdaq's rules.

(b) Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 11860 by complying with NASD Rule 11860 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 11860 are being performed by NASD Regulation on behalf of Nasdaq.

11870. Customer Account Transfer Contracts

(a) Nasdaq members shall comply with NASD Rule 11870 as if such Rule were part of Nasdaq's rules.

(b) Nasdaq and NASD Regulation, an affiliate of NASD, are parties to the Regulatory Contract pursuant to which NASD Regulation has agreed to perform certain functions on behalf of Nasdaq. Therefore, Nasdaq members are complying with Nasdaq Rule 11870 by complying with NASD Rule 11870 as written, including, for example, filing requirements and notifications. In addition, functions performed by NASD Regulation, NASD Regulation departments, and NASD Regulation staff under Nasdaq Rule 11870 are being performed by NASD Regulation on behalf of Nasdaq.

(c) Pursuant to the Rule 9600 Series, Nasdaq may exempt from the provisions of this Rule, either unconditionally or on specified terms and conditions, (A) any member, or (B) any type of account, security or financial instrument.

IM-11870. Sample Transfer Instruction Forms

(a) Customer Account Transfer

CUSTOMER SECURITIES ACCOUNT TRANSFER INSTRUCTION

....
(Date)

RECEIVING FIRM ....

CARRYING FIRM
....

RECEIVING FIRM
ACCOUNT NUMBER ....

CARRYING FIRM
ACCOUNT NUMBER
....

ACCOUNT TITLE
....
....

ACCOUNT TYPE .... (C = CASH, M = MARGIN)

TAX ID OR SS NUMBER
....

TO ....
(Receiving Firm Name and Address)

Please receive my entire securities account from the below indicated carrying firm and remit to it the debit balance or accept from it the credit balance in my securities account.

TO ....
(Carrying Firm Name and Address)

Please transfer my entire securities account to the above indicated receiving firm, which has been authorized by me to make payment to you of the debit balance or to receive payment of the credit balance in my securities account. I understand that to the extent any assets or instruments in my securities account are not readily transferable, with or without penalties, such assets or instruments may not be transferred within the time frames required by Rule 11870 of Nasdaq's Uniform Practice Code.

I understand that you will contact me with respect to the disposition of any assets in my securities account that are nontransferable. If certificates or other instruments in my securities account are in your physical possession, I instruct you to transfer them in good deliverable form, including affixing any necessary tax waivers, to enable such receiving firm to transfer them in its name for the purpose of sale, when and as directed by me. I further instruct you to cancel all open orders for my securities account on your books.

I affirm that I have destroyed or returned to you any credit/debit cards and/or unused checks issued to me in connection with my securities account.

....

(Customer's Signature) (Date)

....

(Customer's Signature if Joint Account) (Date)

[It is suggested that a copy of the customer's most recent account statement be attached.]

Receiving Firm Contact:

Name .... Phone Number ....

For Broker Use Only:

Mutual Fund Registration Instructions:

Registration Name

....

Address ....

Tax ID # ....

Dividend and Capital Gains Options:

Reinvest ( ) Dividend Cash/Capital Gains Reinvest ( )

All Cash ( ) Deposit to New Plan ( )

Issue Certificate ( ) Deposit to Existing Plan ...... ( )

Broker Instructions (if broker agreement exists):

Name ....

Address ....

RR Name/Number/Branch

....

(b) Customer Retirement Account Transfer

CUSTOMER RETIREMENT PLAN SECURITIES ACCOUNT TRANSFER INSTRUCTION

RECEIVING FIRM ....

CARRYING FIRM ....

RECEIVING FIRM ACCOUNT NUMBER ....

CARRYING FIRM ACCOUNT NUMBER ....

ACCOUNT TITLE

....

....

ACCOUNT TYPE .... (I = IRA, Q = QUALIFIED)

TAX ID OR SS NUMBER

....

TO ....

(Prior Custodian/Trustee Name, Address and Tax ID Number)

You are the custodian/trustee for my retirement plan securities account with

....

(Carrying Firm Name and Address)

as my broker. Please be advised that I have amended my retirement plan and have adopted a new retirement plan with the below indicated as successor custodian/trustee and

....as broker

(Receiving Firm Name and Address)

Pursuant to said amendment, please transfer all assets in my securities account to such successor custodian/trustee. I understand that to the extent any assets in my account are not readily transferable, with or without penalties, such assets may not be transferred within the time frames required by Rule 11870 of Nasdaq's Uniform Practice Code.

I understand that the above indicated carrying firm will contact me with respect to the disposition of any assets in my account that are nontransferable. I authorize you to deduct any outstanding fees due you from the credit balance in my account. If my account does not contain a credit balance, or if the credit balance in the account is insufficient to satisfy any outstanding fees due you, I authorize you to liquidate the assets in my account to the extent necessary to satisfy any outstanding fees due you. If certificates or other instruments in my account are in your physical possession, I instruct you to transfer them in good deliverable form, including affixing any necessary tax waivers, to enable the successor custodian/trustee to transfer them in its name for the purpose of sale, when and as directed by me. Upon receiving a copy of this transfer instruction, the carrying firm will cancel all open orders for my account on its books.

....

(Customer's Signature) (Date)

Please be advised that

....

(Successor Custodian/Trustee Name, Address and Tax ID Number)

will accept the above captioned account as successor custodian/trustee.
Please send all checks to

....and non-DTC eligible items to

....

....

(Successor Custodian/Trustee Authorized Signature) (Date)

....

(Tax ID Number) (Date of Trust)

[It is suggested that a copy of the customer's most recent account statement be attached.]

Receiving Firm Contact:

Name .... Phone Number ....

For Broker Use Only:

Mutual Fund Registration Instructions:

Registration Name

....

Address ....

Tax ID # ....

Dividend and Capital Gains Options:

Reinvest ( ) Dividend Cash/Capital Gains Reinvest ( )

All Cash ( ) Deposit to New Plan ( )

Issue Certificate ( ) Deposit to Existing Plan ...... ( )

Broker Instructions (if broker agreement exists):

Name ....

Address ....

RR Name/Number/Branch

....

(c) Mutual Fund Re-Registration

MUTUAL FUND RE-REGISTRATION INSTRUCTIONS USED FOR BROKER-TO-BROKER TRANSFERS

(1) TO: .... Date: ....

Transfer Agent: ....

Address: ....

(2) Present Account Information

Name of Fund: ....

Fund A/C #: ....

Certificate # (if in physical form)

[Certificate attached must be in negotiable form.]

Account Registration: ....

(3)(A) Broker Identification

Old Firm Name and
In-house A/C# ....

(3)(B)

New Firm Name and

In-house A/C# ....

(4) Registration Instructions — Please transfer .... shares from the above-referenced account and register as follows:

Name ....
Address ....
Tax ID # ....

Dividend and Capital Gains Option:

Reinvest ( )	Dividend Cash/Capital Gains Reinvest ( )
All Cash ( )	Deposit to New Plan ( )
Issue Certificate ( )	Deposit to Existing Plan .... ( )

(5) Broker/Dealer Instructions — If a Broker/Dealer Agreement exists:

Name ....

Address ....

RR Name/Number/Branch ....

(6) Release — In consideration for your complying with the above request, we hereby agree to indemnify the:

.... (fund)

and

.... (agent)

against any and all losses incurred hereof.

Thank you in advance for your cooperation in this matter.

Sincerely,

(Signature Guarantee Stamp)

....

Authorized Signature

If there are any questions call:

....

(Signature of Delivering Broker) (Phone Number)

....

(Signature of Receiving Broker) (Phone Number)

Items 1, 2, 3a are completed by the delivering broker.

Items 3b, 4 and 5 are completed by the receiving broker.

11880. Settlement of Syndicate Accounts

(a) Definitions

(1) "Selling syndicate" means any syndicate formed in connection with a public offering to distribute all or part of an issue of corporate securities by sales made directly to the public by or through participants in such syndicate.

(2) "Syndicate account" means an account formed by members of the selling syndicate for the purpose of purchasing and distributing the corporate securities of a public offering.

(3) "Syndicate manager" means the member of the selling syndicate that is responsible for maintenance of syndicate account records.

(4) "Syndicate settlement date" means the date upon which corporate securities of a public offering are delivered by the issuer to or for the account of the syndicate members.

(b) Final settlement of syndicate accounts shall be effected by the syndicate manager within 90 days following the syndicate settlement date.

(c) No later than the date of final settlement of the syndicate account, the syndicate manager shall provide to each member of the selling syndicate an itemized statement of syndicate expenses that shall include, where applicable, the following categories of expenses: legal fees; advertising; travel and entertainment; closing expenses; loss on oversales; telephone; postage; communications; co-manager's expenses; computer, data processing charges; interest expense; and miscellaneous. The amount under "miscellaneous" should not be disproportionately large in relation to other items and should include only minor items that cannot be easily categorized elsewhere in the statement. Any other major items not included in the above categories shall be itemized separately.

(d) Settlement of Underwritten Public Offerings

The syndicate manager of a public offering underwritten on a "firm-commitment" basis shall, immediately, but in no event later than the scheduled closing date, notify Nasdaq's Uniform Practice Department of any anticipated delay in the closing of such offering beyond the closing date in the offering document or any subsequent delays in the closing date previously reported pursuant to this Rule.

11890. Clearly Erroneous Transactions

(a) Authority to Review Transactions Pursuant to Complaint of Market Participant

(1) Scope of Authority

(A) Subject to the limitations described in paragraph (a)(2)(C) below, officers of Nasdaq designated by its President shall, pursuant to the procedures set forth in paragraph (a)(2) below, have the authority to review any transaction arising out of the use or operation of any execution or communication system owned or operated by Nasdaq and approved by the Commission, including transactions entered into by a member of a national securities exchange with unlisted trading privileges in Nasdaq-listed securities (a "UTP Exchange") through such a system; provided, however, that the parties to the transaction must be readily identifiable by Nasdaq through its systems. A Nasdaq officer shall review transactions with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Based upon this review, the officer shall decline to act upon a disputed transaction if the officer believes that the transaction under dispute is not clearly erroneous. If the officer determines the transaction in dispute is clearly erroneous, however, he or she shall declare that the transaction is null and void or modify one or more terms of the transaction. When adjusting the terms of a transaction, the Nasdaq officer shall seek to adjust the price and/or size of the transaction to achieve an equitable rectification of the error that would place the parties to a transaction in the same position, or as close as possible to the same position, as they would have been in had the error not occurred. For the purposes of this Rule, the terms of a transaction are clearly erroneous if the transaction is eligible for review under the Rule and if there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security.

(2) Procedures for Reviewing Transactions

(A) Any member, member of a UTP Exchange, or person associated with any such member that seeks to have a transaction reviewed pursuant to paragraph (a)(1) hereof shall submit a written complaint to Nasdaq MarketWatch in accordance with the following time parameters:

(i) for transactions occurring at or after 9:30 a.m., Eastern Time, but prior to 10:00 a.m., Eastern Time, complaints must be received by Nasdaq by 10:30 a.m., Eastern Time; and

(ii) for transactions occurring prior to 9:30 a.m., Eastern Time and at or after 10:00 a.m., Eastern Time, complaints must be received by Nasdaq within thirty minutes of execution time.

(B) Once a complaint has been received in accord with paragraph (a)(2)(A) above, the complainant shall have up to thirty (30) minutes, or such longer period as specified by Nasdaq staff, to submit any supporting written information concerning the complaint necessary for a determination under paragraph (a)(1). Such supporting information must include the approximate time of transaction(s), security symbol, number of shares, price(s), contra broker(s) if the transactions are not anonymous, Nasdaq system used to execute the transactions, and the reason the review is being sought. If Nasdaq receives a complaint that does not contain all of the required supporting information, Nasdaq shall immediately notify the filer that the complaint is deficient.

(C) Following the expiration of the period for submission of supporting material, a Nasdaq officer shall determine whether the complaint is eligible for review. A complaint shall not be eligible for review under paragraph (a) unless:

(i) the complainant has provided all of the supporting information required under paragraph (a)(2)(B), and

(ii) The price of transaction to buy (sell) that is the subject of the complaint is greater than (less than) the best offer (best bid) by an amount that equals or exceeds the minimum threshold set forth below:

Inside Price	**Minimum Threshold**
$0 – $0.99	$0.02 + (0.10 x Inside Price)
$1.00 – $4.99	$0.12 + (0.07 x (Inside Price – $1.00))
$5.00 – $14.99	$0.40 + (0.06 x (Inside Price – $5.00))
$15 or more	$1.00

For a transaction to buy (sell) a Nasdaq listed security, the inside price shall be the best offer (best bid) in Nasdaq at the time that the first share of the order that resulted in the disputed transaction was executed, and for a transaction to buy (sell) an exchange-listed security, the inside price shall be the national best offer (best bid) at the time that the first share of the order that resulted in the disputed transaction was executed.

(D) If a complaint is determined to be eligible for review, the counterparty to the trade shall be notified of the complaint via telephone by Nasdaq staff and shall have up to thirty (30) minutes, or such longer period as specified by Nasdaq staff, to submit any supporting written information concerning the complaint necessary for a determination under paragraph (a)(1). Either party to a disputed trade may request the written information provided by the other party pursuant to paragraph (a)(2).

(E) Notwithstanding paragraphs (a)(2)(B) and (D) above, once a party to a disputed trade communicates that it does not intend to submit any further information concerning a complaint, the party may not thereafter provide additional information unless requested to do so by Nasdaq staff. If both parties to a disputed trade indicate that they have no further information to provide concerning the complaint before their respective thirty-minute information submission period has elapsed, then the matter may be immediately presented to a Nasdaq officer for a determination pursuant to paragraph (a)(1) above.

(F) Each member, member of a UTP Exchange, or person associated with any such member involved in the transaction shall provide Nasdaq with any information that it requests in order to resolve the matter on a timely basis notwithstanding the time parameters set forth in paragraphs (a)(2)(B) and (D) above.

(G) Once a party has applied to Nasdaq for review and the transaction has been determined to be eligible for review, the transaction shall be reviewed and a determination rendered, unless (i) both parties to the transaction agree to withdraw the application for review prior to the time a decision is rendered pursuant to paragraph (a)(1), or (ii) the complainant withdraws its application for review prior to the notification of counterparties pursuant to paragraph (a)(2)(D).

(b) Procedures for Reviewing Transactions on Nasdaq's Own Motion

In the event of (i) a disruption or malfunction in the use or operation of any quotation, execution, communication, or trade reporting system owned or operated by Nasdaq and approved by the Commission, or (ii) extraordinary market conditions or other circumstances in which the nullification or modification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest, the President of Nasdaq or any Executive Vice President designated by the President may, on his or her own motion, review any transaction arising out of or reported through any such quotation, execution, communication, or trade reporting system, including transactions entered into by a member of a UTP Exchange through the use or operation of such a system, but excluding transactions that are entered into through, or reported to, a UTP Exchange. A Nasdaq officer acting pursuant to this subsection may declare any such transaction null and void or modify the terms of any such transaction if the officer determines that (i) the transaction is clearly erroneous, or (ii) such actions are necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest; provided, however, that, in the absence of extraordinary circumstances, the officer must take action pursuant to this subsection within thirty (30) minutes of detection of the transaction, but in no event later than 3:00 p.m., Eastern Time, on the next trading day following the date of the trade at issue.

(c) Review by the Market Operations Review Committee ("MORC")

(1) Subject to the limitations described in paragraph (c)(2), a member, member of a UTP Exchange, or person associated with any such member may appeal a determination made under paragraph (a) to the MORC. A member, member of a UTP Exchange, or person associated with any such member may appeal a determination made under paragraph (b) to the MORC unless the officer making the determination also determines that the number of the affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. An appeal must be made in writing, and must be received by Nasdaq within thirty (30) minutes after the person making the appeal is given the notification of the determination being appealed, except that if Nasdaq notifies the parties of action taken pursuant to paragraph (b) after 4:00 p.m., the appeal must be received by Nasdaq by 9:30 a.m. the next trading day. Once a written appeal has been received, the counterparty to the trade that is the subject of the appeal will be notified of the appeal and both parties shall be able to submit any additional supporting written information up until the time the appeal is considered by the MORC. Either party to a disputed trade may request the written information provided by the other party during the appeal process. An appeal to the MORC shall not operate as a stay of the determination being appealed, and the scope of the appeal shall be limited to trades which the person making the appeal is a party. Subject to the limitations described in paragraph (c)(2), once a party has appealed a determination to the MORC, the determination shall be reviewed and a decision rendered, unless (i) both parties to the transaction agree to withdraw the appeal prior to the time a decision is rendered by the MORC, or (ii) the party filing the appeal withdraws its appeal prior to the notification of counterparties under this paragraph (c)(1). Upon consideration of the record, and after such hearings as it may in its discretion order, the MORC, pursuant to the standards set forth in this rule, shall affirm, modify, reverse, or remand the determination.

(2) If a Nasdaq officer determines under paragraph (a)(2)(C) that a transaction is not eligible for review, a party appealing such determination must allege in its appeal a mistake of material fact upon which it believes the officer's determination was based. If the MORC concludes that an appeal of such a determination does not allege a mistake of material fact, the determination shall become final and binding. If the MORC concludes that an appeal of such a determination alleges a mistake of material fact, Nasdaq shall notify the counterparty to the transaction and the determination shall be reviewed by the MORC as provided under paragraph (c)(1). If the MORC then finds that the determination was based on a mistake of material fact, the MORC shall remand

the matter for adjudication under paragraph (a); otherwise, the determination shall become final and binding.

(3) The decision of the MORC pursuant to an appeal, or a determination by a Nasdaq officer that is not appealed, shall be final and binding upon all parties and shall constitute final Nasdaq action on the matter in issue. Any determination by a Nasdaq officer pursuant to paragraph (a) or (b) or any decision by the MORC pursuant to paragraph (c) shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(d) Communications

(1) All materials submitted to Nasdaq or the MORC pursuant to this Rule shall be submitted within the time parameters specified herein via such telecommunications procedures as Nasdaq may announce from time to time in an Notice to Members or Head Trader Alert. Materials shall be deemed received at the time indicated by the telecommunications equipment (e.g., facsimile machine or computer) receiving the materials. Nasdaq, in its sole and absolute discretion, reserves the right to reject or accept any material that is not received within the time parameters specified herein.

(2) Nasdaq shall provide affected parties with prompt notice of determinations under this Rule via facsimile machine, electronic mail, or telephone (including voicemail); provided, however, that if an officer nullifies or modifies a large number of transactions pursuant to paragraph (b), Nasdaq may instead provide notice to parties via Nasdaq telecommunications protocols, a press release, or any other method reasonably expected to provide rapid notice to many market participants.

IM-11890-1. Refusal to Abide by Rulings of a Nasdaq Officer or the MORC

It shall be considered conduct inconsistent with just and equitable principles of trade for any member to refuse to take any action that is necessary to effectuate a final decision of a Nasdaq officer or the MORC under Rule 11890.

IM-11890-2. Review by Panels of the MORC

For purposes of Rule 11890 and other Nasdaq Rules that permit review of Nasdaq decisions by the MORC, a decision of the MORC may be rendered by a panel of the MORC. In the case of a review of a determination by a Nasdaq officer under Rule 11890(a)(2)(C) that a transaction is not eligible for review (including a review of the sufficiency of allegations contained in an appeal regarding such a determination), the panel may consist of one or more members of the MORC, provided that no more than 50 percent of the members of any panel are directly engaged in market making activity or employed by a member whose revenues from market making activity exceed ten percent of its total revenues. In all other cases, the panel shall consist of three or more members of the MORC, provided that no more than 50 percent of the members of any panel are directly engaged in market making activity or employed by a member firm whose revenues from market making activity exceed ten percent of its total revenues.

IM-11890-3. Application of Rule 11890(a)(2)(C)

The following example is intended to assist market participants in understanding the minimum price deviation thresholds in paragraph (a)(2)(C) and their effect on the eligibility of transactions for review under Rule 11890.

ABCD, a Nasdaq listed security, has an inside market of (bid) $12.00 – $12.05 (ask). Market Maker A (MMA) enters a market order to buy 10,000 shares, although it had intended a market order for 1,000 shares. The size of the order is such that the order 'sweeps' the Nasdaq Market Center order file, which reflects 1,000 shares of liquidity offered at each of ten prices ranging from $12.05 to $12.95. Executions occur, moving through the depth of file, as follows:

Trade #1 – 1000 shares @ $12.05 (9000 remaining)
Trade #2 – 1000 shares @ $12.10 (8000 remaining)
Trade #3 – 1000 shares @ $12.15 (7000 remaining)
Trade #4 – 1000 shares @ $12.25 (6000 remaining)
Trade #5 – 1000 shares @ $12.35 (5000 remaining)
Trade #6 – 1000 shares @ $12.45 (4000 remaining)
Trade #7 – 1000 shares @ $12.55 (3000 remaining)
Trade #8 – 1000 shares @ $12.65 (2000 remaining)
Trade #9 – 1000 shares @ $12.90 (1000 remaining)
Trade #10 – 1000 shares @ $12.95 (complete)

The inside offer at the time the first share of the order was executed is $12.05, so the minimum price deviation threshold is determined using the following formula:
$0.40 + (0.06 x (Inside Price – $5.00)) = $0.40 + (0.06 x ($12.05 – $5.00)) = $0.82
Thus, to be eligible for review, a transaction must be at a price that is at least $0.82 higher than the original best offer price (i.e., $12.05 + $0.82 = $12.87). MMA could petition for review of trades #9 and #10, priced at $12.90 and $12.95 respectively, but trades #1 through #8 would not be eligible for review. The sole basis for an appeal to the MORC of the determination that trades #1 through #8 are not eligible for review would be an assertion of a mistake of material fact. For example, an appeal could be based upon an assertion that the Nasdaq officer had made an arithmetical error in determining the minimum price deviation threshold, or had erred in determining the applicable inside price.

The NASDAQ Stock Market LLC
Form 1 - Exhibit B

Exhibit B **A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.**

All requested items have been included in Exhibit A.

THIS DOCUMENT HAS MULTI PLE VOLUMES

FOR THE CONTINUATION OF THIS DOCUMENT PLEASE SEE:

ISSUER NAME: NASDAQ STOCK MARKET LLC

FORM TYPE: FORM 1

DOCUMENT DATE: AUGUST 15, 2005

DOCUMENT CONTROL NUMBER:

50048627